FILE No. 823437

Corficolombiana

Nit 890.300.653-6

RECEIVED

2007 NOV -6 A 5:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, October 24, 2007

07027815

BEST AVAILABLE COPY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

Corporacion Financiera Del Valle SA

Re.: Submission of Documents pursuant
Corporación Financiera Colombiana S.A.'s
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English version of the **Minute No. 066** of the Extraordinary General Meeting of Ordinary Stockholders, held on October 1, 2007.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

PROCESSED
NOV 13 2007
THOMSON
FINANCIAL

dew 11/7

DIRECCION
Calle 10 No. 4-47 Piso 23 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

FILE No. 823437

Corficolombiana

Nit 890.300.653-6

Cali, October 24, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English version of the **Minute No. 066** of the Extraordinary General Meeting of Ordinary Stockholders, held on October 1, 2007.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION
Calle 10 No. 4-47 Piso 23 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

MINUTE NO. 066

In the city of Bogota, D.C., on the first (1st) day of October of year two thousand and seven (2007) the Extraordinary General Meeting of Ordinary Stockholders and Preferential Stockholders without right to Vote of Corporacion Financiera Colombiana S.A. met at Carrera 7 No. 26-20, Floor 34 at 3:30 pm upon summoning performed in compliance of ordainments of article 31 of the Corporations Statutes, through advertisement published in newspaper La Republica, edition No. 17,861 of the seventh (7th) day of September, 2007 and newspaper El Pais on the same date.

Text of summoning advertisement published was following:

"THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.
IS HEREBY CALLING:

The common shareholders and the non-voting preferred dividend shareholders to the SHAREHOLDERS' EXTRAORDINARY GENERAL ASSEMBLY MEETING to be held on October 1, 2007, at 3:30 p.m. at Carrera 7 No.26-20 piso 34 in the city of Bogota.

The proposed order of the day for this meeting shall be the following

1. Reading of the Order of the Day.
2. Quórum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Study and approval of the Merging Agreement between Corporación Financiera Colombiana S.A. and Proyectos de Energia S.A., and exercise of the removal right under the terms of the law.
5. Authorization by the Legal Representative to carry out all the acts and obtain all the required authorizations to formalize the merging and complete all the necessary proceedings, with full powers, for formalize it, record it and other required acts.

The Shareholders who may not personally attend the Assembly Meetings are kindly requested to appoint proxies to represent them through a written communication sent to the Corporation's President, indicating the proxy's name, the name of the individual the proxy represents, the individual to whom he may substitute his power, and the certificate of existence and legal representation, in case of corporations.

The documents required by the law shall be available to the shareholders at the Corporation's Secretary's Office, within fifteen days following the assembly meeting.

PEDRO NEL OSPINA SANTA MARÍA
President

Bogota, September 7, 2007"

Stockholders present at meeting unanimously appointed Dr. **PEDRO NEL OSPINA SANTA MARIA** as President of the meeting and Dr. **FERNAN IGNACIO BEJARANO ARIAS** performed as Secretary according to article 29 of the Corporation's Statutes. Dr. Felipe Ayerbe, the Corporation's Investments Vice-President was also present.

The secretary informed the meeting that:

(i) The Financial Superintendence was informed of summoning to meeting through communication recorded under No. 2007053451 of September 7, 2007.

(ii) All documents of law were available to stockholders within the legal term at the general management's office of CORPORACION FINANCIERA COLOMBIANA S.A..

(iii) In compliance with precise instructions of the administration, provisions established in Decision 116 of February 27, 2003 of the Superintendence of the Treasury (today the Financial Superintendence) regarding transparency, independence and equity to be observed by legal representatives and entity officers in summoning and development of general meeting of stockholders were complied.

1. READING OF MINUTES

The President submitted to consideration of the Meeting the following agenda of the meeting which was unanimously approved by those present:

1. Reading of the Order of the Day.
2. Quórum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Study and approval of the Merging Agreement between Corporación Financiera Colombiana S.A. and Proyectos de Energia S.A., and exercise of the removal right under the terms of the law.
5. Authorization by the Legal Representative to carry out all the acts and obtain all the required authorizations to formalize the merging and complete all the necessary proceedings, with full powers, for formalize it, record it and other required acts.

2. VERIFICATION OF QUORUM

The Secretary informed that 117,928,190 ordinary shares of the Corporation's 154,884,915 shares subscribed and paid in this class of shares and 4,243,040 shares with Preferential Dividend and without right to vote of the Corporation's 10,496,823 subscribed and paid shares in this class of shares were duly represented and represent 76,13% and 40.42%, respectively, for a total of 122,171,230 of the total number of subscribed and paid shares, representing 73.87% of the total number of shares, as follows:

Ordinary Shares

SHAREHOLDER	# OF SHARES	PROXY
BANCO DE BOGOTA	61.617.503	Néstor Pupo Ballestas –Apoderado
BANCO DE OCCIDENTE	21.997.603	Cesar Reyes Acevedo- Apoderado
BANCO POPULAR	9.059.951	Aida Emma Díaz Garavito –Representante Legal
CORPORACION BCO BTA FTO EDU	134.969	Néstor Pupo Ballestas-Apoderado
FDO DE PENSIONES OBLIGATORIAS COLFONDOS	3.962.689	Adriana Moreno Peñaloza-Apoderado
FONDO DE CESANTIAS COLFONDOS	225.697	Adriana Moreno Peñaloza-Apoderado
FONDO DE CESANTIAS PROTECCION	145.053	Luisa Fernanda Puerta-Apoderado
FONDO DE CESANTIAS SANTANDER	327.680	Margarita Guarín Plata-Apoderado
FONDO DE PENS. VOLUNT. CLASS INV DE COLF	80.883	Adriana Moreno Peñaloza-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCI	11.880.925	Luisa Fernanda Puerta-Apoderado
FONDO DE PENSIONES VOLUNTARIAS PROTECCION	380.146	Luisa Fernanda Puerta -Apoderado
FONDO DE PENSIONES OBLIGATORIAS SANTANDER	3.362.388	Margarita Guarín Plata -Apoderado
FONDO DE PENSIONES VOLUNTARIAS SANTANDER	10.730	Margarita Guarín Plata -Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	3.095.102	Ana Marcela Florez Segura-Apoderado
FONDO DE CESANTIAS PORVENIR	1.646.871	Ana Marcela Florez Segura-Apoderado
Total Shares	**117.928.190**	

Shares with Preferential Dividend and without Right to Vote

SHAREHOLDER	# OF SHARES	PROXY
FDO DE PENSIONES OBLIGATORIAS COLFONDOS	721.710	Adriana Moreno Peñaloza-Apoderado
FONDO DE CESANTIAS PROTECCION	142.687	Luisa Fernanda Puerta-Apoderado
FONDO DE CESANTIAS SANTANDER	92.709	Margarita Guarín Plata-Apoderado
FONDO DE PENS. VOLUNT. CLASS INV DE COLF	25.427	Adriana Moreno Peñaloza-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCI	136.409	Luisa Fernanda Puerta-Apoderado
FONDO DE PENSIONES VOLUNTARIAS PROTECCION	6.298	Luisa Fernanda Puerta -Apoderado
FONDO DE PENSIONES OBLIGATORIAS SANTANDER	335.517	Margarita Guarín Plata -Apoderado
FONDO DE PENSIONES VOLUNTARIAS SANTANDER	27.134	Margarita Guarín Plata -Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	1.756.416	Ana Marcela Florez Segura-Apoderado
FONDO DE CESANTIAS PORVENIR	259.716	Ana Marcela Florez Segura-Apoderado
FONDO DE PENSIONES VOLUNTARIAS PORVENIR	739.017	Ana Marcela Florez Segura-Apoderado
Total Shares	**4.243.040**	

In compliance with previous statement there was quorum to deliberate and decide.

3. APPOINTMENT OF COMMISSION FOR APPROVAL OF THE MINUTES

The General Meeting of Ordinary Stockholders of Corporacion Financiera Colombiana S.A. in use of the faculties conferred to it by Article 36 of the Corporation's Statutes appointed a commission composed by doctors NESTOR PUPO BALLESTAS and CESAR REYES ACEVEDO to approve this minute on behalf of the Extraordinary General Meeting of Stockholders of the Company corresponding to today's, October 1, 2006 meeting.

This proposal was unanimously approved by present stockholders.

4. STUDY AND APPROVAL OF FUSION COMMITMENT OF CORPORACIÓN FINANCIERA COLOMBIANA S.A, WITH CORPORATION PROYECTOS DE ENERGIA S.A. IN EXERCISE OF THE RIGHT TO WITHDRAWAL IN THE TERMS ESTABLISHED BY LAW.

The President of meeting requested Secretary to read Corporación Financiera Colombiana's fusion commitment with corporation Proyectos de Energia S.A.. Secretary read document that reads:

"MERGING AGREEMENT BETWEEN CORPORACION FINANCIERA COLOMBIANA S.A. AND PROYECTOS DE ENERGIA S.A.

This is an agreement between:

I. **PEDRO NEL OSPINA SANTAMARIA**, of age, living in the city of Bogota, with Colombia citizenship card No. 71.578.104 issued in Medellin, acting as President and Legal Representative of **CORPORACION FINANCIERA COLOMBIANA S.A.**, as certified by means of the certificates of existence and legal representation issued by the Financial Superintendency of Colombia and Chamber of Commerce of Bogota, attached hereto as Exhibit 1, and

II. **ANA MARIA ZARRUK SERRANO**, of age, living in Bogota, with Colombian citizenship card No. 63.551.571 issued in Bucaramanga, acting as Alternate Legal Representative of **PROYECTOS DE ENERGIA S.A.**, as certified by means of the certificate of existence and legal representation issued by the Chamber of Commerce of Cali, attached hereto as Exhibit 2.

CORPORACION FINANCIERA COLOMBIANA S.A. and **PROYECTOS DE ENERGIA S.A.** are making this merging agreement (the "Commitment"), pursuant to the authorizations issued by the Board of Directors, as provided on minutes number 1605 of **CORPORACION FINANCIERA COLOMBIANA S.A.** and 026 of **PROYECTOS DE ENERGIA S.A.**, both dated September 5, 2007, an abstract of which is attached hereto as **Exhibit 3**, and based on provisions of article 55 and subsequent articles of the Organic By-laws of the Financial System, under the following terms:

ONE.- NAME OF THE MERGING FIRMS AND OVERVIEW

1.1. Absorbing Firm

The absorbing entity is CORPORACION FINANCIERA COLOMBIANA S.A. a loan institution established through public deed 5710 dated November 27, 1961, issued by Notary's Office One of Cali, with seat in Bogota, subject to the inspection and control of the Financial Superintendency of Colombia, hereinafter the ABSORBING ENTITY.
The shares are listed with Bolsa de Valores de Colombia S.A.

1.2 Absorbed Firm

The absorbed firm is PROYECTOS DE ENERGIA S.A., a commercial firm established through public deed number 3028 dated December 3, 1996 of the Notary's Office Five of Cali, with seat in Cali, subject to the inspection and control of Superintendencia de Sociedades de Colombia, hereinafter called the ABSORBED ENTITY.

Proyectos de Energia S.A. is a corporation (sociedad anonima) controlled by Corporacion Financiera Colombiana S.A., whose minority shareholders are firms totally controlled by Corporacion Financiera Colombiana S.A.

TWO.- BACKGROUND

2.1 The firm PROYECTOS DE ENERGIA S.A was established in 1996 in order to participate in the privatization process of Central Hidroelectrica Betania S.A. E.S.P. (Hydroelectric Power Plant), hereinafter "CHB". Corporacion Financiera del Valle S.A. had a 94.5% share in this firm.

2.2 From 1996 to 2001 Corporacion Financiera del Valle S.A. managed its investment in "CHB" and its respective financing operations through its affiliate companies Proyectos de Energia S.A. and CFV Energy Corporation.

2.3 Through written communication 2001075179-50 of 2002 the Government Office for Financial Intermediation Two of the Bank Superintendency referred to the legal and economic structuring of Corfivalle's investment in CHB, stating that in its opinion "the economic reality of the operation is an investment indirectly performed by Corfivalle in Central Hidroelectrica de Betania S.A."

2.4 In 2002 the firm Inversiones de Energia y Gas S.A. was established, and Corporacion Financiera del Valle had a 48.9% share in this firm. The established firm was merged through absorption with the firm CFV Energy Corporation, where the first was the absorbing entity. Subsequently, Inversiones de Energia y Gas S.A. separated, creating the firm Promotora de Energia y Gas S.A.

2.5 CORPORACION FINANCIERA COLOMBIANA S.A., former CORPORACION FINANCIERA DEL VALLE S.A., along with PROYECTOS DE ENERGIA S.A., PROMOTORA DE ENERGIA Y GAS S.A. and INVERSIONES DE ENERGIA Y GAS S.A. (the latter firms were absorbed on September 30, 2005 by Proyectos de Energia S.A.) and Empresa Nacional de Electricidad S.A., Endesa Colombia S.A. under liquidation and Compañía Eléctrica Cono Sur S.A. (ENDESA Group), signed a conciliation agreement at the Arbitration and Conciliation Center of the Chamber of Commerce of Bogota, on October 5, 2004, in order to solve the disputes related to the obligations derived from the Shareholders' Agreement with respect to Central Hidroelectrica de Betania S.A. E.S.P. (hereinafter "The Agreement").

The firms Promotora de Energia y Gas S.A., Inversiones de Energia y Gas S.A. and Proyectos de Energia S.A. were called the "Investors" and Corporacion Financiera del Valle S.A. "CFV GROUP" and jointly "The Investors".

2.6 In September 2005 the merging through absorption of Proyectos de Energia S.A., Inversiones de Energia y Gas S.A. and Promotora de Energia y Gas S.A. was executed, the first acting as absorbing entity.

2.7 In December 2005, the merging of Corporacion Financiera Colombiana S.A. and Corporacion Financiera del Valle S.A was completed, the latter acting as absorbing entity, changing its name with Corporacion Financiera Colombiana S.A.

2.8 Under the conciliation agreement signed with "Endesa Group" on December 26, 2006, the separation of Central Hidrolectrica Betania S.A. E.S.P. took place. With this move, PROYECTOS DE ENERGIA S.A. became direct owner of the Power Substation and of Empresa de Energia de Bogota S.A. E.S.P's shares.

2.9 Since its establishment, Proyectos de Energia S.A. operates as a holding firm whose representative assets are the shares in Empresa de Energia de Bogota S.A. E.S.P. and the investment in Betania Power substation, obtaining monetary proceeds from both companies.

2.10 For the integration and consolidation of the investment, the selling of the power substation to a third party has been considered. Such operation shall be completed before executing the projected merging; also the purchasing of all the shares of Proyectos de Energia S.A. minority shareholders on the latter by CFV has been estimated.

THREE.- MERGING MODALITY

A merging through absorption has been envisioned where CORPORACION FINANCIERA COLOMBIANA S.A. shall act as the absorbing entity and PROYECTOS DE ENERGIA S.A. as the absorbed entity.

FOUR.- REASONS FOR THE MERGING

As stated on the referred background, the main purpose for incorporating Proyectos de Energia S.A. was to participate in the privatization process of Central Hidroelectrica Betania S.A. E.S.P.

Up to this date, and after completing the conciliatory agreement made with Endesa Group, by virtue of which the investment in CHB became an investment in Empresa de Energia de Bogota S.A. E.S.P. that was maintained by Corporacion Financiera Colombiana S.A. through its holding Proyectos de Energia S.A. and the firms absorbed by the latter, a move to merge Proyectos de Energia S.A. and Corporacion Financiera Colombiana S.A. has been conceived, in order to consolidate the investment in Empresa de Energia de Bogota S.A. E.S.P.

Upon executing the projected merging, the shares of Empresa de Energia de Bogota S.A. E.S.P. would be incorporated into CFC's investment portfolio, thereby constituting an investment allowed for this entity, that would result in strategic and financial benefits for its shareholders, as this is an investment in the power industry leading to the consolidation of

current investments in this industry, and would produce significant income in the medium term.

Finally, the projected merging would complete the investment consolidation or integration operation as provided since year 2002 by the Financial Superintendency.

FIVE.- MAIN FIGURES OF THE ABSORBING ENTITY AND THE ABSORBED ENTITY WITH THE BALANCES AS OF JUNE 2007.

5.1 Pursuant to the approved balance statements as of June 30, 2007, that are part hereof as Exhibit 4, the capital, assets, liabilities and equity values of the absorbing entity and the absorbed entity as of June 30, 2007, are the following in million pesos:

ABSORBING ENTITY
Figures in million pesos

Assets	3,112,424.0
Liabilities	1,601.375.1
Subscribed and paid in capital	1,653.8
Equity	1,511,048.9

ABSORBED ENTITY
Figures in million pesos

Assets	148,881.3
Liabilities	841.6
Subscribed and paid in capital	152.8
Equity	148,039.7

5.2 Pursuant to the balance statements as of June 30, 007, the capital, assets, liabilities and equity values of the absorbing entity after the merging, in agreement with the merging balance, would be the following:

- Equity Col.Ps 1,520,220.3 million and shall sufficiently meet the capital requirements and solvency margin established by the law.
- Total assets Col.Ps 3,121,731.2 million, mainly represented in productive financial assets.
- Total liabilities Col.Ps 1,601,510.9 million.
- The variable rent portfolio is Col.Ps 1,622,901.7 million. This portfolio is made up by capital investments in 71 companies. Ordered by equity value, the 45 main investments are:

Company	Industry	Corficolombiana Share
1 Empresa de Energía de Bogota S.A. E.S.P.	Power	3.81%
2 Bladex S.A. Class E	Financial	0.00%
3 Promigas S.A.	Power	14.37%
4 Gas Natural S.A. E.S.P.	Power	1.68%
5 Enka de Colombia S.A.	Manufacturing	0.35%
6 Ingenio la Cabaña S.A.	Agribusiness	2.86%
7 Sociedad de Inversiones en Energia S.A.	Power	10.70%
8 Colombina S.A.	Consumer	7.59%
9 Pizano S.A.	Agribusiness	36.00%
10 Tableros y Maderas de Caldas S.A.	Agribusiness	11.88%

11 Leasing de Occidente S.A.	Financial	45.24%
12 Mineros S.A.	Manufacturing	6.98%
13 Lloreda S.A.	Consumer	56.26%
14 Hoteles Estelar de Colombia S.A.	Services	84.91%
15 Proyectos de Infraestructura S.A.	Infrastructure	88.25%
16 Coviandes S.A.	Infrastructure	0.25%
17 Estudios Proyectos e Inversiones de los Andes S.A.	Infrastructure	94.87%
18 Organización Pajonales S.A.	Agribusiness	94.99%
19 Leasing Corficolombiana S.A. (1)	Financial	94.50%
20 Fiduciaria de Occidente S.A.	Financial	4.44%
21 Sociedad Transportadora de Gas del Oriente S.A.	Power	20.00%
22 Plantaciones Unipalma de los Llanos S.A.	Agribusiness	54.53%
23 Concesionaria Tibitoc S.A.	Infrastructure	33.33%
24 Eternit de Colombia S.A.	Manufacturing	0.26%
25 Promision S.A.	Manufacturing	3.02%
26 Textiles el Espinal S.A.	Manufacturing	8.56%
27 Alimentos Derivados de la Caña S.A.	Agribuisness	0.25%
28 Jardin Plaza S.A.	Services	17.76%
29 Colombiana de Licitaciones y Concesiones Ltda	Infrastructure	99.99%
30 Fiduciaria Corficolombiana S.A. (1)	Financial	94.50%
31 Valora S.A.	Services	94.95%
32 Industria Colombo Andina.Inca S.A.	Manufacturing	0.67%
33 Tejidos Sinteticos de Colombia S.A.	Manufacturing	94.99%
34 Sociedad Hotelera Cien Internacional S.A.	Services	0.39%
35 Industrias Lehner S.A.	Manufacturing	48.15%
36 Colombiana de Extrusion S.A. (Extrucol)	Manufacturing	20.00%
37 Promotora Turistica Santamar S.A.	Services	75.33%
38 Promision Celular S.A. (Promicel)	Services	16.64%
39 Aerocali S.A.	Infrastructure	33.33%
40 Huevos Oro Ltda.	Consumer	99.99%
41 Casa de Bolsa Corficolombiana S.A. (1)	Financial	94.50%
42 Gasoducto del Tolima S.A.	Power	5.80%
43 Metrex S.A.	Manufacturing	10.11%
44 Aquacultivos del Caribe S.A.	Agribusiness	5.47%
45 Mavalle S.A.	Agribusiness	3.75%

(1) Financial affiliate of the ABSORBING ENTITY.

Composition of the variable rent portfolio by industry
Book value as of June 2007.
100% = 1.573 million



INMOBILIARIO 2%
CONSUMO 1%
INDUSTRIAL 2%
HOTELES 7%
HIDROCARBUROS 3%
ENERGIA
MADERA 3%
MINERIA 2%
TECNOLOGIA 0%
AGRO
FINANCIERO 14%
CONCESIONES 13%
GAS

It should be taken into account that the final figures may differ from the ones expressed here, as the merging accounting entries shall reflect the accounting results of both entities on the date of the merging public deed issuance, upon no objection pronouncement on the operation by the Financial Superintendency.

SIX.- LEGAL CONDITIONS TO COMPLETE THE MERGING

This Merging agreement shall be subject to provisions of the Financial System Organic By-laws and other provisions applicable to this agreement.

6.1 Before completing the merging Corporacion Financiera Colombiana S.A. purchases all the third parties' share in Proyectos de Energia S.A. at their intrinsic value, so that upon executing the merging it shall become the sole shareholder of the ABSORBED ENTITY. For this purpose, the respective agreements shall be signed stating the conditions of the negotiation.

6.2 The ABSORBED ENTITY dissolves without liquidation and shall transfer the ABSORBING ENTITY as legal universality all the assets, liabilities it held upon granting the merging deed whereby this Agreement is executed, under the terms of articles 60 of the Financial System Organic by-laws, 172 and 178 of the Commerce Code. The ABSORBING ENTITY shall accept the transfer in favor of the ownership of the assets, and shall also fully assume the liabilities to be transferred, in order to integrate the above to its own equity. This process is irrevocable. Therefore, it shall be completed upon the merging of both entities.

6.3 As a result of the merging through absorption and upon its formalization, the ABSORBING ENTITY shall acquire as legal universality, all the assets and rights including the ones related to copyright such as brands, badges, trade names, patents and in general all the rights to be protected, owned by the ABSORBED ENTITY, as well as the assets and rights whatsoever acquired by the latter up to the merging execution date.

6.4 Any modification of the holder of the real estate and other assets whose transfer is subject to register, and held by the ABSORBED ENTITY upon executing the merging, all of which is part of the merging deed or any additional public deeds pursuant to the provisions of paragraph 4, article 60 of the Financial System Organic By-Laws, shall be in favor of the ABSORBING ENTITY, with an appropriate amendment at the relevant Register Office.

6.5 Any transfer in favor of the ABSORBING ENTITY of the ABSORBED ENTITY's real estate shall take place with the physical submission in block, added with the transfer notes or endorsements whatsoever, and based on the records, inventories, balances and books of the ABSORBED ENTITY.

6.6 Aspects related to Competition Freedom. The merging shall not imply, either directly or indirectly, limitations of any kind on the free commercial competition, nor shall it lead to the existence of inequitable conditions in providing the services inherent to the entities involved in this process.

The ABSORBING ENTITY shall continue competing in the national market along with the other entities of the same nature existing in the country under the currently dominant conditions. On occasion of this merging the free trade regime shall not be violated.

6.7 The by-laws of the company resulting from the Merging Process shall be the By-laws of the ABSORBING ENTITY, with no modifications.

6.8 Merging Approval Announcement. Considering that the ABSORBING ENTITY shall meet the capital requirements, the appropriate equity indexes, and the solvency regulations in force, upon formalizing the merging, the publication of the public announcement provided on article 174 of the Commerce Code shall not apply.
The above, pursuant to provisions of article 59 of the Financial System Organic By-laws.

6.9 Removal Right. The exercise of the removal right, if applicable, with respect to the ABSORBING ENTITY and the ABSORBED ENTITY shareholders, as a result of the merging, shall be exercised in agreement with provisions of the Financial System Organic By-laws.

6.10 Government Authorizations. Upon approval of this merging agreement by the corresponding Shareholders' General Assembly Meetings of the companies, the Colombian Financial Superintendency shall be immediately advised, as provided on article 56 of the Financial System Organic By-law.

6.11 Merging effective date. The public deed of the merging, as provided on article 60 of the Financial System Organic By-law, shall be granted before a notary in the city of Bogota, with prior obtention of the permissions and approvals required by the law and the by-laws. For all legal effects in agreement with provisions of articles 60 of the Financial System Organic Bt-laws, 172 and 178 of the Commerce Code, the merging date shall be the same date of the public deed that formalizes the merging agreement. Therefore, since this date, the ABSORBED ENTITY becomes dissolved without liquidation.

Upon formalizing the merging with the public deed, its recording with the Mercantile Register shall proceed.

Enumeration of the real estate and other rights owned by the ABSORBED ENTIT on the merging agreement or on additional deeds, listing the real estate recording folio number or providing an identification of the respective asset shall be sufficient in order to modify the ownership of the real estate and other rights subject to register and recording. Subsequently, the Public Instrument Recording Office or any other relevant office, shall proceed to make an appropriate recording thereof by submitting a copy of the merging agreement or additional deed, as provided on paragraph 4, article 60 of the Financial System Organic By-laws.

6.12 Authorizations.

6.12.1 Activity of the firms and value adjustment
The legal representatives of the ABSORBING ENTITY and the ABSORBED entity are empowered to carry out all the operations required by the activity of both entities until the merging execution date and to make all the relevant adjustments to the equity, in agreement to any variation that may occur from June 30, 2007 until the merging execution date under the terms hereby provided.

6.12.2 Acts related to the Merging execution
The Shareholders' General Assembly Meeting of the ABSORBING ENTITY and the ABSORBED ENTITY shall authorize their respective legal representatives to carry out all the required acts in order to execute the merging operation and all the

necessary proceedings and confer full powers for its formalization, recording, issuance of shares and other necessary acts, under the terms hereby provided.

6.13 Inspection and Information right of the shareholders of the ABSORBING ENTITY and ABSORBED ENTITY. Pursuant to the legal provisions and by-laws referring to the Inspection on Information Right, the Management of the ABSORBING ENTITY and the ABSORBED ENTITY shall have available at their main office the Merging Agreement Project, for fifteen (15) working days prior to the respective Shareholders´ Assembly Meeting dates, for the shareholders to have as much information as possible.

6.14 Shareholders of the absorbed entity. In agreement to the previous provisions, Corporacion Financiera Colombiana S.A. shall acquire all the ABSORBED ENTITYS´s shares. Consequently, at the merging execution date, the only shareholder of Proyectos de Energia S.A. shall be Corporacion Financiera Colombiana S.A.

SEVEN.- <u>VALUATION METHOD TO EXECUTE THE MERGING AND EXCHANGE RELATIONSHIP</u>.

7.1 Assessment Method
Under the terms of letter b), paragraph 2, article 56 of the Financial System Organic By-laws, the assessment was based on the end of period financial statements, as of June 30, 2007, duly analyzed. Considering that upon executing the merging, Corporacion Financiera Colombiana S.A. shall be the only shareholder of Proyectos de Energia S.A., in order to establish the values of the shares of the ABSORBING ENTITY and the ABSORBED ENTITY, the book value method was used on each company as of June 30, 2007.

7.2 Calculating the Exchange Relationship
The determination of the exchange value was based on the book value of each company as of June 30, 2007. Figures in million pesos.

	Total Equity	Total Number of Shares	Intrinsic value per share
Proyectos de Energia S.A.	148,039.7	152,792,000	969
Corporación Financiera Colombiana S.A.	1,511,048.9	165,381,738	9,137

By virtue of the intrinsic value per share of each one of the companies, the indicative exchange relationship for the merging results from the quotient of both values. As follows 9,137 + 969 = 9.6300

EXCHANGE RELATIONSHIP
1 share of the ABSORBING ENTITY equals 9.4300 shares of the ABSORBED ENTITY.

7.3 Share exchange
Considering that upon the merging the ABSORBING ENTITY shall be the only shareholder of the ABSORBED ENTITY, no issuance or exchanging of shares shall take place.

EIGHT.- FINANCIAL STATEMENTS TO ESTABLISH THE MERGING CONDITIONS

8.1 The merging shall be recorded in the financial statements of the ABSORBING ENTITY in agreement with the instructions given by the Colombian Financial Superintendency.

8.2 For a better understanding of the merging terms, the financial statements duly certified, analyzed and with the accompanying notes, as of June 30, 2007, of the ABSORBING ENTITY and the ABSORBED ENTITY that contemplate the asset and liability discrimination and data and figures taken from the accounting books shall be attached hereto.

NINE.- DOCUMENTS THAT MAKE UP THIS AGREEMENT

The following Exhibits are part of this Agreement:

(1) Certificates of existence and legal representation of Corporacion Financiera Colombiana S.A. issued by the Colombian Financial Superintendency and the Chamber of Commerce of Bogota (Exhibit No.1).

(2) Certificates of existence and legal representation of Proyectos de Energia S.A. issued by the Chamber of Commerce of Cali. (Exhibit No.2).

(3) The abstracts of Minutes No. 1605 and 026 of the Board of Directors of the ABSORBING ENTITY and the ABSORBED ENTITY, respectively, as of September 5, 2007. (Exhibit No. 3).

(4) Financial statements of CORPORACION FINANCIERA COLOMBIANA S.A. and PROYECTOS DE ENERGIA S.A., as of June 30, 2007, duly certified and accompanied with the statutory auditor's opinion.(Exhibit No.4).

In witness whereof, this Merging Agreement Project is signed on the 5th of September 2007, by the legal representatives of both entities.

Pedro Nel Ospina Santa Maria
President
Corporacion Financiera Colombiana S.A.

Ana Maria Zarruk Serrano
Legal Representative, Alternate
Proyectos de Energia S.A.

Once commitment was read, the President requested Dr. Felipe Ayerbe, Investments Vice-President of the Corporation, to make a brief presentation on the commitment and formalization mechanism of the operation. Dr. Ayerbe proceeded with his presentation.

The Secretary informed the Meeting that taking into account scheme submitted before formalizing fusion, the Corporation shall buy at intrinsic value the totality of shares of third parties so that at moment of formalizing fusion the Corporation shall be the sole stockholder of entity absorbed.

Given that at time of fusion Corficolombiana as absorber shall be the sole stockholder of entity absorbed, there shall not be an emission or exchange of stock by the Corporation.

At this point the Secretary informed stockholders present, the rights given by law to minority stockholders, stipulated in article 62 of Organic Statute of the Financial System and read text of standard.

The President submitted to decision and voting the fusion commitment of Corporación Financiera Colombia S.A. with corporation Proyectos de Energia S.A.. It was approved unanimously by present stockholders at meeting.

5. AUTHORIZATION TO LEGAL REPRESENTATIVE TO PERFORM ALL ACTIONS AND OBTAIN THE NECESSARY AUTHORIZATIONS TO FORMALIZE FUSION AND CARRY OUT ALL PROCEDURES REQUIRED WITH FULL POWERS TO FORMALIZE AND RECORD IT AND, ALL OTHER ACTIONS REQUIRED.

The President informed stockholders that in order to carry out the authorized fusion by the Meeting, legal representative must be granted faculties, for which reason, he requested the secretary to read the administration's proposal.

Secretary proceeded to read proposed text.

"The General Meeting of Stockholders of the Corporation authorizes the entity's legal representative or any of his deputies to grant fusion public document, acting as legal representative of corporation Corporación Financiera Colombiana S.A.

Authorization extends to carrying out records and necessary accounting adjustments according to variations during the period comprised between the date of balance sheet and financial statements taken as base to establish conditions in which fusion is made and date of formalization of fusion as well as to grant pertinent clarifying public document or register the fusion public document and its mercantile recording, execute all pertinent or advisable administrative procedures to complete all legal requirements of fusion process, in particular, procedures necessary before the Financial Superintendence, pointing out expressly that authorization extends to the performance of all necessary procedures or actions required to adequately culminate fusion process in order that there is no way of declaring that he lacks powers of attorney and faculties for said purposes".

The President submitted to decision and voting the Corporation's legal representative authorization which was approved by present stockholders at meeting with the favorable vote of the totality of shares represented.

As no other subject was raised on this matter and there were no other subjects, at 4:10 pm the session was closed.

PEDRO NEL OSPINA SANTA MARIA
President

FERNAN BEJARANO ARIAS
Secretary

MINUTE OF COMMISSION FOR APPROVAL

NESTOR PUPO BALLESTAS

CESAR REYES ACEVEDO

ACTA No. 066

En la ciudad de Bogotá D.C., el primer (01) día del mes de octubre del año dos mil siete (2007), siendo las 3:30 p.m., se reunió en la carrera 7 No. 26-20 piso 34, la Asamblea General Extraordinaria de Accionistas Ordinarios y de Accionistas Preferenciales sin derecho a Voto de la Corporación Financiera Colombiana S.A., previa convocatoria realizada en cumplimiento de los ordenamientos del artículo 31 de los Estatutos Sociales, por medio de aviso publicado en el Diario La República, edición No. 17.861 del día siete (07) de septiembre de 2007, y en el Diario El País de la misma fecha.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR:

A los accionistas ordinarios y a los accionistas con dividendo preferencial y sin derecho a voto a la ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS, que se realizará el 01 de octubre de 2007, a las 3:30 p.m., en la Carrera 7 No.26-20 piso 34 de la ciudad de Bogotá.

El orden del día propuesto para esta reunión será el siguiente

1. Lectura del Orden del Día.
2. Verificación del quórum.
3. Designación de la Comisión para redactar y aprobar el Acta.
4. Estudio y aprobación del Compromiso de Fusión de la Corporación Financiera Colombiana S.A. con la sociedad Proyectos de Energía S.A. y ejercicio del derecho de retiro en los términos establecidos en la ley.
5. Autorización al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, y demás actos que se requieran.

Los Accionistas que no concurran personalmente, podrán designar apoderados que los representen mediante escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, la clase de acciones que representa y el certificado de existencia y representación legal, cuando se trate de personas jurídicas.

Los documentos que ordena la ley se encontrarán a disposición de los accionistas en las oficinas del Secretario General de la Corporación, durante los quince días hábiles anteriores a la fecha de la celebración de la Asamblea.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Bogotá, 7 de septiembre de 2007"

La Asamblea designó por unanimidad de los accionistas presentes al Dr. **PEDRO NEL OSPINA SANTA MARÍA**, como Presidente de la reunión, y actuó como Secretario el Dr. **FERNAN IGNACIO BEJARANO ARIAS**, conforme el artículo 29 de los estatutos sociales, también se encontraba presente el Dr. Felipe Ayerbe Vicepresidente de Inversiones de la Corporación.

El secretario informó a la asamblea que:

(i). Mediante comunicación radicada bajo No. 2007053451 de fecha 7 de septiembre de 2007 se comunicó a la Superintendencia Financiera, la convocatoria de la asamblea.

(ii). En las oficinas de la dirección general de la CORPORACIÓN FINANCIERA COLOMBIANA S.A. estuvieron a disposición de los señores accionistas dentro del término legal, todos los documentos de ley.

(iii). En cumplimiento de precisas instrucciones de la administración, se ha dado acatamiento a lo establecido en la Resolución 116 del 27 de febrero de 2002 de la Superintendencia de Valores (hoy Superintendencia Financiera), relativa a la transparencia, independencia y equidad, que deben observar los representantes legales y funcionarios de la entidad, en la convocatoria y desarrollo de la asamblea general de accionistas.

1. LECTURA DEL ORDEN DEL DIA

El Presidente sometió a consideración de la Asamblea el siguiente orden del día, el cual fue aprobado por unanimidad de los presentes:

1. Lectura del Orden del Día.
2. Verificación del quórum.
3. Designación de la Comisión para redactar y aprobar el Acta.
4. Estudio y aprobación del Compromiso de Fusión de la Corporación Financiera Colombiana S.A. con la sociedad Proyectos de Energía S.A. y ejercicio del derecho de retiro en los términos establecidos en la ley.
5. Autorización al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, y demás actos que se requieran.

2. VERIFICACION DEL QUORUM

El Secretario informó que se encontraban debidamente representadas 117.928.190 acciones ordinarias de las 154.884.915 acciones que tiene suscritas y pagadas la Corporación en esta clase de acciones, y 4.243.040 acciones con Dividendo Preferencial y sin Derecho a Voto de las 10.496.823 acciones que tiene suscritas y pagadas la Corporación en esta clase de acciones, lo que representa el 76.13% y el 40.42%, respectivamente, para un total de 122.171.230 del total de las acciones suscritas y pagadas, que representa el 73.87% del total de las acciones así:

Acciones Ordinarias

ACCIONISTAS	# ACCIONES	REPRESENTADA
BANCO DE BOGOTA	61.617.503	Néstor Pupo Ballestas –Apoderado
BANCO DE OCCIDENTE	21.997.603	Cesar Reyes Acevedo- Apoderado
BANCO POPULAR	9.059.951	Aida Emma Diaz Garavito – Representante Legal
CORPORACION BCO BTA FTO EDU	134.969	Néstor Pupo Ballestas-Apoderado
FDO DE PENSIONES OBLIGATORIAS COLFONDOS	3.962.689	Adriana Moreno Peñaloza-Apoderado
FONDO DE CESANTIAS COLFONDOS	225.697	Adriana Moreno Peñaloza-Apoderado
FONDO DE CESANTIAS PROTECCION	145.053	Luisa Fernanda Puerta-Apoderado
FONDO DE CESANTIAS SANTANDER	327.680	Margarita Guarín Plata-Apoderado
FONDO DE PENS. VOLUNT. CLASS INV DE COLF	80.883	Adriana Moreno Peñaloza-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCI	11.880.925	Luisa Fernanda Puerta-Apoderado
FONDO DE PENSIONES VOLUNTARIAS PROTECCION	380.146	Luisa Fernanda Puerta -Apoderado
FONDO DE PENSIONES OBLIGATORIAS SANTANDER	3.362.388	Margarita Guarín Plata -Apoderado
FONDO DE PENSIONES VOLUNTARIAS SANTANDER	10.730	Margarita Guarín Plata -Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	3.095.102	Ana Marcela Florez Segura-Apoderado
FONDO DE CESANTIAS PORVENIR	1.646.871	Ana Marcela Florez Segura-Apoderado
Total Acciones	**117.928.190**	

Acciones con Dividendo Preferencial y sin Derecho a Voto

ACCIONISTAS	# ACCIONES	REPRESENTADA
FDO DE PENSIONES OBLIGATORIAS COLFONDOS	721.710	Adriana Moreno Peñaloza-Apoderado
FONDO DE CESANTIAS PROTECCION	142.687	Luisa Fernanda Puerta-Apoderado
FONDO DE CESANTIAS SANTANDER	92.709	Margarita Guarín Plata-Apoderado
FONDO DE PENS. VOLUNT. CLASS INV DE COLF	25.427	Adriana Moreno Peñaloza-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCI	136.409	Luisa Fernanda Puerta-Apoderado
FONDO DE PENSIONES VOLUNTARIAS PROTECCION	6.298	Luisa Fernanda Puerta -Apoderado
FONDO DE PENSIONES OBLIGATORIAS SANTANDER	335.517	Margarita Guarín Plata -Apoderado
FONDO DE PENSIONES VOLUNTARIAS SANTANDER	27.134	Margarita Guarín Plata -Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	1.756.416	Ana Marcela Florez Segura-Apoderado
FONDO DE CESANTIAS PORVENIR	259.716	Ana Marcela Florez Segura-Apoderado
FONDO DE PENSIONES VOLUNTARIAS PORVENIR	739.017	Ana Marcela Florez Segura-Apoderado
Total Acciones	**4.243.040**	

De conformidad con el anterior estado, hubo quórum suficiente para deliberar y decidir.

3. DESIGNACION COMISION PARA APROBACION DEL ACTA.

La Asamblea General de Accionistas de la Corporación Financiera Colombiana S.A., en uso de las facultades que le confiere el Artículo 36 de los Estatutos Sociales, designó una comisión integrada por los Doctores NESTOR PUPO BALLESTAS y CESAR REYES ACEVEDO para que a nombre de la Asamblea General extraordinaria de Accionistas de la Compañía aprueben la presente acta, correspondiente a la reunión del día de hoy 1 de octubre de 2007 y le den su aprobación.

Esta proposición fue aprobada por unanimidad por los accionistas presentes.

4. ESTUDIO Y APROBACIÓN DEL COMPROMISO DE FUSIÓN DE LA CORPORACIÓN FINANCIERA COLOMBIANA S.A. CON LA SOCIEDAD PROYECTOS DE ENERGÍA S.A. Y EJERCICIO DEL DERECHO DE RETIRO EN LOS TÉRMINOS ESTABLECIDOS EN LA LEY

El Presidente de la reunión solicitó al Secretario dar lectura al compromiso de fusión de la Corporación Financiera Colombiana con la sociedad Proyectos de Energía S.A., el Secretario dio lectura al documento que a la letra dice:

"COMPROMISO DE FUSIÓN ENTRE LA CORPORACIÓN FINANCIERA COLOMBIANA S.A. Y PROYECTOS DE ENERGÍA S.A.

Entre los suscritos a saber:

I. **PEDRO NEL OSPINA SANTA MARIA**, mayor de edad, domiciliado y residente en la ciudad de Bogotá, identificado con la cédula de ciudadanía número 71.578.104 de Medellín, actuando en su calidad de Presidente y Representante Legal de la **CORPORACIÓN FINANCIERA COLOMBIANA S.A.**, lo cual acredita mediante certificados de existencia y de representación legal expedidos por la Superintendencia Financiera de Colombia y la Cámara de Comercio de Bogotá, que se adjunta como **Anexo 1** de éste Compromiso.

II. **ANA MARÍA ZARRUK SERRANO,** mayor de edad, domiciliada y residente en la ciudad de Bogotá, identificada con la cédula de ciudadanía número 63.551.571 de Bucaramanga, actuando en su calidad de Representante Legal Suplente de **PROYECTOS DE ENERGIA S.A.**, lo cual acredita mediante certificado de existencia y de representación legal expedido por la Cámara de Comercio de Cali, que se adjunta como **Anexo 2** de éste Compromiso.

La **CORPORACIÓN FINANCIERA COLOMBIANA S.A.** y **PROYECTOS DE ENERGIA S.A.**, celebramos el presente compromiso de fusión (el "Compromiso"), de acuerdo con las autorizaciones impartidas por las Juntas Directivas, según consta en las actas números 1605 de la **CORPORACIÓN FINANCIERA COLOMBIANA S.A.** y 026 de **PROYECTOS DE ENERGIA S.A.**, ambas de fecha 5 de septiembre de 2007, un extracto de las cuales se adjunta a este documento como **Anexo 3**, y con base en lo dispuesto en los artículos 55 y siguientes del Estatuto Orgánico del Sistema Financiero. conforme con los siguientes términos:

PRIMERO.- **NOMBRE DE LAS SOCIEDADES QUE SE FUSIONAN Y GENERALIDADES**

1.1. La sociedad absorbente

Es la CORPORACIÓN FINANCIERA COLOMBIANA S.A., establecimiento de crédito constituido mediante escritura pública número 5710 del 27 de noviembre de 1961 de la Notaría Primera de la ciudad de Cali, domiciliada en la ciudad de Bogotá, sujeta a la vigilancia y control de la Superintendencia Financiera de Colombia, en adelante la ENTIDAD ABSORBENTE.

Las acciones están inscritas en la Bolsa de Valores de Colombia S.A.

1.2. La sociedad absorbida

Es PROYECTOS DE ENERGÍA S.A., sociedad comercial constituida mediante escritura pública número 3028 del 3 de diciembre de 1996 de la Notaría Quinta Cali, domiciliada en la ciudad de Cali, sujeta a la vigilancia de la Superintendencia de Sociedades de Colombia, en adelante la ENTIDAD ABSORBIDA.

Proyectos de Energía S.A. es una sociedad anónima controlada por la Corporación Financiera Colombiana S.A., cuyos accionistas minoritarios son en su totalidad sociedades controladas por la Corporación Financiera Colombiana S.A.

SEGUNDO.- ANTECEDENTES

2.1. La Sociedad PROYECTOS DE ENERGÍA S.A. se constituyó en 1996 con el fin de participar en el proceso de privatización de la Central Hidroeléctrica Betania S.A. E.S.P., en adelante la "CHB"; en esta sociedad la Corporación Financiera del Valle S.A. poseía una participación accionaria del 94.5%.

2.2. De 1996 a 2001 la Corporación Financiera del Valle S.A. administró la inversión en "CHB" y sus respectivos financiamientos a través de sus filiales Proyectos de Energía S.A. y CFV Energy Corporation.

2.3. Mediante oficio 2001075179-50 de 2002 la Delegatura para Intermediación Financiera Dos de la Superintendencia Bancaria se refirió a la estructuración jurídica y económica de la inversión de Corfivalle S.A. en CHB, manifestando que en su criterio "la realidad económica de la operación es una inversión que, de manera indirecta, efectúa Corfivalle en la Central Hidroeléctrica de Betania S.A."

2.4. En el año 2002 se constituyó la sociedad Inversiones de Energía y Gas S.A. en donde la Corporación Financiera del Valle poseía una participación accionaria del 48.97%. La sociedad constituida se fusionó por absorción con la sociedad CFV Energy Corporation, actuando la primera como absorbente; posteriormente Inversiones de Energía y Gas S.A. se escindió creándose la sociedad Promotora de Energía y Gas S.A.

2.5. Entre la CORPORACIÓN FINANCIERA DEL VALLE S.A., hoy CORPORACIÓN FINANCIERA COLOMBIANA S.A., PROYECTOS DE ENERGÍA S.A., la sociedad PROMOTORA DE ENERGÍA Y GAS S.A., y la sociedad INVERSIONES DE ENERGÍA Y GAS S.A. (éstas últimas sociedades fueron absorbidas el 30 de septiembre de 2005 por Proyectos de Energía S.A.) y la Empresa Nacional de Electricidad S.A., Endesa Colombia S.A. en liquidación y Compañía Eléctrica Cono Sur S.A. (el Grupo ENDESA), se suscribió en el Centro de Arbitraje y Conciliación de la Cámara de Comercio de Bogotá, el día 5 de octubre de 2004, un acta de conciliación con la cual se dio solución a unas diferencias relacionadas con las obligaciones derivadas del Acuerdo de Accionistas respecto de Central Hidroeléctrica de Betania S.A. E.S.P. (en adelante "La Conciliación").

En La Conciliación se denominó "Inversoras" a las sociedades Promotora de Energía y Gas S.A., Inversiones de Energía y Gas S.A. y Proyectos de Energía S.A., y como "GRUPO CFV" a la Corporación Financiera del Valle S.A. conjuntamente con "Las Inversoras".

2.6. En septiembre de 2005 se protocolizó la fusión por absorción entre Proyectos de Energía S.A., Inversiones de Energía y Gas S.A. y Promotora de Energía y Gas S.A. en donde la primera actúo como absorbente.

2.7. En diciembre de 2005 se formalizó la fusión de la Corporación Financiera Colombiana S.A. con la Corporación Financiera del Valle S.A. en donde esta última actúo como absorbente, cambiando en el mismo acto su razón social por la de Corporación Financiera Colombiana S.A.

2.8. En desarrollo de acuerdo de conciliación suscrito con el "Grupo Endesa" el 26 de diciembre de 2006 se perfeccionó la escisión de Central Hidroeléctrica Betania S.A. E.S.P. la cual otorgó finalmente propiedad directa a PROYECTOS DE ENERGÍA S.A. sobre la Subestación Eléctrica y las acciones de la Empresa de Energía de Bogotá S.A. E.S.P..

2.9. Desde su constitución, Proyectos de Energía S.A. opera como una sociedad Holding cuyos activos representativos son las acciones de la Empresa Energía de Bogotá S.A. E.S.P. y la inversión en la Subestación Eléctrica Betania, de los cuales obtiene ingresos monetarios.

2.10. Para la integración y consolidación de la inversión, se ha previsto la venta de la subestación eléctrica a un tercero, operación que deberá culminar antes del perfeccionamiento de la fusión proyectada; de igual forma se ha previsto la compra de la participación de todos los accionistas minoritarios de Proyectos de Energía S.A. en ésta última, por parte de la Corporación Financiera Colombiana S.A.

TERCERO.- MODALIDAD DE LA FUSION

Se proyecta adelantar una fusión por absorción, en donde la CORPORACION FINANCIERA COLOMBIANA S.A. actuará como sociedad absorbente y PROYECTOS DE ENERGIA S.A. será la sociedad absorbida.

CUARTO.- MOTIVOS DE LA FUSION

De acuerdo a lo consignado en los antecedentes referidos, la constitución de Proyectos de Energía S.A. tuvo como objetivo principal participar en el proceso de privatización de la Central Hidroeléctrica Betania S.A. E.S.P.

A la fecha, y luego de haberse cumplido el acuerdo conciliatorio celebrado con el Grupo Endesa, en virtud del cual la inversión en CHB se transformó en una inversión en la Empresa de Energía de Bogotá S.A. E.S.P., que mantuvo la Corporación Financiera Colombiana S.A. a través de su holding Proyectos de Energía S.A. y las sociedades absorbidas por ésta, se plantea fusionar a Proyectos de Energía S.A. con la Corporación Financiera Colombiana S.A. para consolidar la inversión en la Empresa de Energía de Bogotá S.A. E.S.P.

Al perfeccionarse la fusión proyectada, las acciones de la Empresa de Energía de Bogotá S.A. E.S.P. se incorporarían al portafolio de inversiones de la Corporación Financiera Colombiana S.A., constituyendo una inversión permitida para ésta entidad, que generaría beneficios estratégicos y financieros para sus accionistas, pues se trata de una inversión en el sector energético con la que se consolidarían las actuales inversiones éste sector, que además generará ingresos importantes en el mediano plazo.

Finalmente, con la fusión proyectada se concluiría con la operación de consolidación o integración de la inversión según lo previsto desde el año 2002 por la Superintendencia Financiera.

QUINTO.- PRINCIPALES CIFRAS DE LAS ENTIDADES ABSORBENTE Y ABSORBIDA CON LOS BALANCES DEL MES DE JUNIO DE 2007

5.1. Con base en los balances aprobados a junio 30 de 2007, los que hacen parte de este compromiso como Anexo 4, se informa que los valores de capital, activos, pasivos y del patrimonio de la sociedad absorbente y de la absorbida a junio 30 de 2007, son los siguientes, en millones de pesos:

SOCIEDAD ABSORBENTE

Cifras en millones de pesos colombianos

Activos		**3,112,424.0**
Pasivos		**1,601,375.1**
Capital suscrito y pagado		**1,653.8**
Patrimonio		**1,511,048.9**

SOCIEDAD ABSORBIDA

Cifras en millones de pesos colombianos

Activos		**148,881.3**
Pasivos	**841.6**	
Capital suscrito y pagado	**152.8**	
Patrimonio		**148,039.7**

5.2. Con base en los balances a junio 30 de 2007 los valores de capital, activos, pasivos y del patrimonio de la sociedad absorbente después de la fusión, de acuerdo con el balance de fusión, serían los siguientes:

- Patrimonio de $ 1,520,220.3 millones y cumplirá ampliamente con los requisitos de capital y margen de solvencia establecidos por la ley.
- Activos totales de $ 3,121,731.2 millones, representado principalmente por activos financieros productivos.
- Pasivos totales por un monto de $ 1,601,510.9 millones.
- El portafolio de renta variable quedará con un valor de $1,622,901.7 millones. Este portafolio se compone por inversiones en capital en 71 compañías. Ordenadas por el valor del patrimonio, las 45 principales inversiones serán:

	Razón Social	Sector	Interés Corficolombiana
1	Empresa Energía de Bogotá S.A. E.S.P.	Energía	3.81%
2	Bladex S.A. Clase E	Financiera	0.00%
3	Promigas S.A.	Energía	14.37%
4	Gas Natural S.A. E.S.P.	Energía	1.68%
5	Enka de Colombia S.A.	Industrial	0.35%
6	Ingenio la Cabaña S.A.	Agroindustrial	2.86%
7	Sociedad de Inversiones en Energía S.A.	Energía	10.70%
8	Colombina S.A.	Consumo	7.59%
9	Pizano S.A.	Agroindustrial	36.00%
10	Tableros y Maderas de Caldas S.A	Agroindustrial	11.88%
11	Leasing de Occidente S.A.	Financiera	45.24%
12	Mineros S.A.	Industrial	6.98%
13	Lloreda S.A.	Consumo	56.26%
14	Hoteles Estelar de Colombia S.A.	Servicios	84.91%
15	Proyectos de Infraestructura S.A.	Infraestructura	88.25%
16	Coviandes S. A.	Infraestructura	0.25%
17	Estudios Proyectos e Inversiones de los Andes S.A.	Infraestructura	94.87%
18	Organización Pajonales S.A.	Agroindustrial	94.99%
19	Leasing Corficolombiana S.A. (1)	Financiera	94.50%
20	Fiduciaria Occidente S. A.	Financiera	4.44%
21	Sociedad Transportadora de Gas del Oriente S.A.	Energía	20.00%
22	Plantaciones Unipalma de los Llanos S.A.	Agroindustrial	54.53%
23	Concesionaria Tibitoc S.A.	Infraestructura	33.33%
24	Eternit Colombiana S. A.	Industrial	0.26%
25	Promisión S.A.	Industrial	3.02%
26	Textiles el Espinal S.A.	Industrial	8.56%
27	Alimentos Derivados de la Caña S.A.	Agroindustrial	0.25%
28	Jardín Plaza S.A.	Servicios	17.76%
29	Colombiana de Licitaciones y Concesiones Ltda.	Infraestructura	99.99%
30	Fiduciaria Corficolombiana S.A. (1)	Financiera	94.50%
31	Valora S.A.	Servicios	94.95%
32	Industria Colombo Andina-Inca S.A.	Industrial	0.67%

33	Tejidos Sintéticos de Colombia S.A.	Industrial	94.99%
34	Sociedad Hotelera Cien Internacional S.A.	Servicios	0.39%
35	Industrias Lehner S.A.	Industrial	48.15%
36	Colombiana de Extrusión S.A. (Extrucol)	Industrial	20.00%
37	Promotora Turística Santamar S.A.	Servicios	75.33%
38	Promisión Celular S.A. (Promicel)	Servicios	16.64%
39	Aerocali S.A.	Infraestructura	33.33%
40	Huevos Oro Ltda.	Consumo	99.99%
41	Casa de Bolsa Corficolombiana S.A. (1)	Financiera	94.50%
42	Gasoducto del Tolima S.A.	Energía	5.80%
43	Metrex S.A.	Industrial	10.11%
44	Aquacultivos del Caribe S. A.	Agroindustrial	5.47%
45	Mavalle S.A.	Agroindustrial	3.75%

(1) Filial financiera de la ENTIDAD ABSORBENTE.

Composición del portafolio de renta variable por sectores
A valor en libros junio de 2007
100% = $1.573 billones


INMOBILIARIO 2%
CONSUMO 1%
INDUSTRIAL 2%
MINERIA
MADERA 2%
3%
TECNOLOGIA 0%
HOTELES 7%
AGRO 8%
HIDROCARBUROS 3%
FINANCIERO 14%
ENERGIA 9%
CONCESIONES 13%
GAS 36%

Se advierte que las cifras finales podrán diferir de las aquí expresadas, dado que los asientos contables de fusión reflejarán los resultados contables de ambas entidades a la fecha de otorgamiento de la escritura pública de fusión, luego del pronunciamiento de no objeción de la operación por parte de la Superintendencia Financiera.

SEXTO.- CONDICIONES JURÍDICAS EN QUE SE REALIZARÁ LA FUSIÓN

El presente Compromiso de Fusión se someterá a lo dispuesto en el Estatuto Orgánico del Sistema Financiero y a las demás disposiciones aplicables a este compromiso.

6.1. La Corporación Financiera Colombiana S.A. compra antes de finalizar la fusión la totalidad de la participación accionaria de terceros en Proyectos de Energía S.A. al valor intrínseco, de forma tal que al momento de perfeccionarse la fusión sea el único accionista de la ENTIDAD ABSORBIDA. Para este efecto se suscribirán sendos acuerdos en donde quedarán expresadas las condiciones de negociación de las acciones.

6.2. La ENTIDAD ABSORBIDA se disuelve sin liquidarse y transferirá a la ENTIDAD ABSORBENTE como universalidad jurídica la totalidad de los activos, pasivos de que sea titular en el momento del otorgamiento de la escritura de fusión mediante la cual se protocoliza éste Acuerdo, en los términos de los artículos 60 del Estatuto Orgánico del Sistema Financiero, 172 y 178 del Código de Comercio. La ENTIDAD ABSORBENTE aceptará la transferencia a su favor del dominio de los activos, e igualmente asumirá plenamente los pasivos que le serán transferidos, con el fin de integrar todo lo anterior a su patrimonio. Este proceso es irrevocable. Por lo tanto, concluirá con la fusión de las dos entidades.

6.3. Como consecuencia de la fusión por absorción y una vez formalizada ésta, la ENTIDAD ABSORBENTE adquiere como universalidad jurídica, la totalidad de los bienes y derechos incluyendo los relacionados con propiedad intelectual como marcas, enseñas, nombres comerciales, patentes y en general derechos susceptibles de protección, que posea la ENTIDAD ABSORBIDA, así como los bienes y derechos de cualquier clase que ésta última adquiera hasta el momento de consumarse la fusión.

6.4. La modificación del titular de los bienes inmuebles y demás bienes cuyo traspaso esté sujeto a registro, y que al momento de perfeccionarse la fusión sean de propiedad de la ENTIDAD ABSORBIDA, todos los cuales harán parte de la escritura de fusión o de las escrituras públicas adicionales de acuerdo con lo establecido en el numeral 4 del artículo 60 del Estatuto Orgánico del Sistema Financiero, se efectuará a favor de la ENTIDAD ABSORBENTE, mediante la anotación correspondiente ante las Oficinas de Registro competentes.

6.5. La transferencia en favor de la ENTIDAD ABSORBENTE de los bienes muebles de la ENTIDAD ABSORBIDA se efectuará mediante entrega física en bloque, adicionada con las notas de cesión, traspasos o endosos a que hubiere lugar y tomando como base los registros, inventarios, balances y libros de ENTIDAD ABSORBIDA.

6.6. Aspectos Relativos a la Libertad de Competencia. La fusión no implicará, directa o indirectamente limitaciones de ninguna índole a la libre competencia comercial, ni dará lugar al surgimiento de condiciones inequitativas en la prestación de los servicios propios de las entidades que participan en este proceso.

La ENTIDAD ABSORBENTE seguirá compitiendo en el mercado nacional, junto con las demás entidades de la misma naturaleza existentes en el país en las condiciones actualmente imperantes. Con ocasión de la presente fusión por absorción no habrá lugar a violación del régimen de libre comercio.

6.7. Los estatutos para la sociedad que resulte del Proceso de Fusión serán los Estatutos de la ENTIDAD ABSORBENTE, sin modificaciones.

6.8. Aviso de Aprobación del Compromiso. Considerando que la ENTIDAD ABSORBENTE cumplirá con los requisitos de capital, los índices adecuados de patrimonio y las normas de solvencia vigentes, al momento de formalizarse la fusión, no procederá la publicación del aviso al público de que trata el artículo 174 del Código de Comercio.
Lo anterior, de conformidad con lo establecido por el artículo 59 del Estatuto Orgánico del Sistema Financiero.

6.9. Derecho de Retiro. El ejercicio del Derecho de retiro, en caso de resultar aplicable, respecto de los accionistas de las ENTIDADES ABSORBENTE Y ABSORBIDA, como resultado de la fusión, se ejercerá de acuerdo con lo establecido en el Estatuto Orgánico del Sistema Financiero.

6.10. Autorizaciones Gubernamentales. Una vez aprobado el presente compromiso de fusión por parte de las correspondientes Asambleas Generales de Accionistas de las sociedades, se dará aviso a la Superintendencia Financiera de Colombia, en los términos previstos en el artículo 56 del Estatuto Orgánico del Sistema Financiero.

6.11. Fecha a partir de la cual tiene efecto la fusión. La escritura pública de fusión de que trata el artículo 60 del Estatuto Orgánico del Sistema Financiero, se otorgará ante un notario de la ciudad de Bogotá, previa la obtención de los permisos y aprobaciones exigidos por la ley y los estatutos. Para todos los efectos legales en concordancia con lo establecido por los artículos 60 del Estatuto Orgánico del Sistema Financiero, 172 y 178 del Código de Comercio, la fecha de la fusión será la misma del otorgamiento de la escritura pública mediante la cual se formalice el acuerdo de fusión. En consecuencia, a partir de esa fecha, la ENTIDAD ABSORBIDA se disuelve sin liquidarse.

Una vez se formalice la fusión mediante el otorgamiento de la escritura pública, se procederá a la inscripción en el Registro Mercantil.

Para la modificación del titular del dominio de los inmuebles y demás derechos sujetos a registro e inscripción, pertenecientes a la ENTIDAD ABSORBIDA, bastará con que éstos se enumeren en la escritura de fusión o en escrituras adicionales o de aclaración y se relacionen los números de folios de matrícula inmobiliaria ó que se identifique el registro del bien o derecho respectivo, de tal forma que las Oficinas de Registro de Instrumentos Públicos ó quien tenga a cargo el registro o inscripción del bien o derecho respectivo, según su naturaleza, efectúe las anotaciones correspondientes con la sola presentación de copia de la escritura de fusión ó de la escritura adicional, tal como se señala en el numeral 4° del artículo 60 del Estatuto Orgánico del Sistema Financiero.

6.12. Autorizaciones.

6.12.1. Actividad de las sociedades y ajuste de valor
Los representantes legales de la ABSORBENTE y la ABSORBIDA, quedan facultados para realizar las operaciones que demande la actividad de las entidades hasta la fecha de perfeccionamiento de la fusión y para realizar los ajustes correspondientes en los patrimonios, de acuerdo con las variaciones que se presenten entre el 30 de junio de 2007 y la fecha de perfeccionamiento de la fusión en los términos del presente compromiso de fusión.

6.12.2. Actos tendientes al perfeccionamiento de la Fusión
La Asamblea General de Accionistas de la ABSORBENTE y de la ABSORBIDA autorizarán a sus representantes legales para efectuar todos los actos necesarios para el perfeccionamiento de la operación de fusión y realizar todos los trámites que se requieran y conferirle plenos poderes para formalizarla, su registro, emisión de acciones y demás actos necesarios, en los términos de este compromiso.

6.13. Derecho de Inspección e Información a los accionistas de las ENTIDADES ABSORBENTE y ABSORBIDA. En cumplimiento de las disposiciones legales y estatutarias referentes al Derecho de Inspección e Información, la Administración de las ENTIDADES ABSORBENTE y ABSORBIDA, pondrán a disposición en las oficinas de su domicilio principal el Proyecto de Compromiso de Fusión, por el término de quince (15) días hábiles anteriores a las respectivas fechas de celebración de las reuniones de las Asambleas Generales de Accionistas, con el objeto de que los accionistas cuenten con la mayor información posible.

6.14 Accionistas de la entidad absorbida. De conformidad con lo previsto en los antecedentes de este documento, la Corporación Financiera Colombiana S.A. adquirirá la totalidad de las acciones de la ENTIDAD ABSORBIDA. En consecuencia, para la fecha del perfeccionamiento de la fusión el único accionista de Proyectos de Energía S.A. será la Corporación Financiera Colombiana S.A.

SÉPTIMO.- <u>MÉTODO DE VALORACIÓN PARA EFECTUAR LA FUSIÓN Y RELACIÓN DE INTERCAMBIO</u>

7.1. Método de Valoración
En los términos del literal b), numeral 2 del artículo 56 del Estatuto Orgánico del Sistema Financiero, la valoración se realizó con base en los estados financieros de fin de ejercicio, al corte del 30 de junio de 2007 debidamente dictaminados. Considerando que al momento de perfeccionar la fusión la

Corporación Financiera Colombiana S.A. será el único accionista de Proyectos de Energía S.A., para establecer los valores de las acciones de las ENTIDADES ABSORBENTE y ABSORBIDA, se aplicó el método valor en libros de cada una de las sociedades al 30 de junio de 2007.

7.2. Cálculo de la Relación de Intercambio
La determinación del valor de intercambio se efectuó con base en los valores en libros de cada una de las sociedades al 30 de junio de 2007. Cifras en millones de pesos.

	Patrimonio Total	Número Total Acciones	Valor Intrínseco por Acción
Proyectos de Energía S.A.	148,039.7	152,792,000	969
Corporación Financiera Colombiana S.A.	1,511,048.9	165,381,738	9,137

En virtud de los valores intrínsecos por acción de cada una de las entidades, la relación de intercambio indicativa para la fusión resulta del cociente de ambos valores. Así, 9,137 ÷ 969 = 9.4300

RELACION DE INTERCAMBIO
1 acción de la ABSORBENTE equivale a 9.4300 acciones de la ABSORBIDA

7.3. Intercambio de acciones
Considerando que al momento de la fusión la ENTIDAD ABSORBENTE será el único accionista de la ENTIDAD ABSORBIDA, no habrá lugar a una emisión e intercambio de acciones.

OCTAVO.- <u>ESTADOS FINANCIEROS PARA ESTABLECER LAS CONDICIONES DE LA FUSIÓN</u>

8.1. En los estados financieros de la ENTIDAD ABSORBENTE la fusión se contabilizará de acuerdo con las instrucciones que al respecto imparta la Superintendencia Financiera de Colombia.

8.2. Para una mejor comprensión de los términos de la fusión, se acompañan los estados financieros de las ENTIDADES ABSORBENTE y ABSORBIDA, con corte a 30 de junio de 2007 debidamente certificados, dictaminados y acompañados de la notas a dichos estados financieros, que contemplan la discriminación de sus activos y pasivos y los datos y cifras tomados de los libros de contabilidad.

NOVENO.- <u>DOCUMENTOS QUE FORMAN PARTE DE ESTE COMPROMISO</u>

Hacen parte integral del presente Compromiso los siguientes Anexos:

(1) Certificados de existencia y representación legal de la Corporación Financiera Colombiana S.A. expedidos por la Superintendencia Financiera de Colombia y la Cámara de Comercio de Bogotá. (Anexo No.1)

(2) Certificados de existencia y representación legal de Proyectos de Energía S.A. expedido por la Cámara de Comercio de Cali. (Anexo No.2)

(3) Los extractos de actas Nos. 1605 y 026 de las Juntas Directivas de las ENTIDADES ABSORBENTE y ABSORBIDA respectivamente de fecha 5 de septiembre de 2007. (Anexo No.3)

(4) Estados financieros de CORPORACIÓN FINANCIERA COLOMBIANA S.A. y de PROYECTOS DE ENERGÍA S.A. al 30 de junio de 2007, debidamente certificados y acompañados del dictamen emitido por el revisor fiscal. (Anexo No.4)

Para constancia se firma el presente Proyecto de Compromiso de Fusión a los 5 días del mes de septiembre de 2007, por los representantes legales de ambas entidades.

Pedro Nel Ospina Santa María
Presidente
Corporación Financiera Colombiana S.A.

Ana María Zarruk Serrano
Representante Legal Suplente
Proyectos de Energía S.A."

Una vez leído el compromiso el Presidente solicitó al Dr. Felipe Ayerbe Vicepresidente de Inversiones de la Corporación realizar una breve presentación sobre el compromiso y el mecanismo de perfeccionamiento de la operación, el Dr. Ayerbe prosiguió con su presentación.

El Secretario informó a la Asamblea que teniendo en cuenta el esquema presentado la Corporación comprará antes de formalizar la fusión la totalidad de la participación accionaria de terceros en Pesa al valor intrínseco, de forma tal que al momento de perfeccionarse sea el único accionista de la entidad absorbida.

Como al momento de la fusión Corficolombiana como absorbente será el único accionista de la entidad absorbida, no habrá lugar a una emisión e intercambio de acciones por parte de la Corporación.

En este estado el Secretario informó a los accionistas presentes los derechos que concede la ley a los accionistas minoritarios, consagrado en el artículo 62 del Estatuto Orgánico del Sistema Financiero y dio lectura al texto de la norma.

El Presidente sometió a decisión y votación en su integridad el compromiso de fusión de la Corporación Financiera Colombiana S.A. con la sociedad Proyectos de Energía S.A., siendo aprobado por parte de los señores accionistas presentes en la reunión por unanimidad.

5. AUTORIZACIÓN AL REPRESENTANTE LEGAL PARA EFECTUAR TODOS LOS ACTOS Y OBTENER LAS AUTORIZACIONES NECESARIAS PARA EL PERFECCIONAMIENTO DE LA FUSIÓN Y REALIZAR TODOS LOS TRÁMITES QUE SE REQUIERAN, CON PLENOS PODERES, PARA FORMALIZARLA, REGISTRARLA, Y DEMÁS ACTOS QUE SE REQUIERAN

El Presidente informo a los señores accionista que para llevar a cabo la fusión autorizada por la Asamblea, se requiere otorgar facultades al representante legal, por lo cual solicitó al secretario leer la propuesta de la administración.

El secretario procedió a dar lectura del texto propuesto

"La Asamblea General de Accionistas de la Corporación autoriza al representante legal de la entidad o cualquiera de sus suplentes, para que otorgue la escritura pública de fusión, actuando como representante legal de la sociedad Corporación Financiera Colombiana S.A..

La autorización se extiende a realizar los registros y ajustes contables que fueren necesarios de acuerdo con las variaciones que se presenten en el período comprendido entre la fecha de los balances y estados financieros que se toman como base para establecer las condiciones en que se realiza la fusión y la fecha de perfeccionamiento de la fusión, así como para otorgar las escrituras aclaratorias que resulten pertinentes, a efectuar la inscripción de la escritura pública de fusión y su registro mercantil, a ejecutar todos los trámites administrativos que resulten pertinentes o aconsejables para culminar con el lleno de los requisitos legales del proceso de fusión, en particular los trámites que resulten necesarios ante la Superintendencia Financiera, señalándose expresamente que la autorización se extiende a la realización de todas las gestiones y actos necesarios para culminar adecuadamente el proceso de fusión, sin que se pueda alegar que carece de poderes y facultades para dichos propósitos".

El Presidente sometió a decisión y votación la autorización al representante legal de la Corporación, siendo aprobado por parte de los señores accionistas presentes en la reunión con el voto favorable de la totalidad de las acciones representas.

No habiéndose presentado ningún tema sobre este punto y no existiendo otros que tratar, siendo las 4:10 p.m. se levantó la sesión.

PEDRO NEL OSPINA SANTA MARÍA Presidente	**FERNÁN BEJARANO ARÍAS** Secretario

COMISIÓN APROBATORIA DEL ACTA.

NESTOR PUPO BALLESTAS	**CESAR REYES ACEVEDO**

FILE No. 82-3437

Corficolombiana
Nit 890.300.653-6

RECEIVED

2007 NOV -6 A 5:22

Cali, October 31, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English Copy of **Management Report and Financial Statement First Semester 2007** audited by the firm Deloitte Colombia Ltda.

2. Spanish and English version of the **Minute No. 065** of the General Assembly Meeting of Common Shareholders.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

FILE No. 023437

Corficolombiana
Nit 890.300.653-6

RECEIVED
2007 NOV -5 A 5:42

Cali, October 31, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant
Corporación Financiera Colombiana S.A.'s
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English Copy of **Management Report and Financial Statement First Semester 2007** audited by the firm Deloitte Colombia Ltda.

2. Spanish and English version of the **Minute No. 065** of the General Assembly Meeting of Common Shareholders.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

RIDER 1

Spanish and English Copy of **Management Report and Financial Statement First Semester 2007**, audited by the firm Deloitte Colombia Ltda.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437

Corficolombiana

MANAGEMENT REPORT AND FINANCIAL STATEMENTS

FIRST SEMESTER

JANUARY - JUNE
2007

Financial Statements

January - June

2007

Corficolombiana

Board of Directors

Main Directors

Luis Carlos Sarmiento Gutiérrez

Carlos Arcesio Paz Bautista

Alejandro Figueroa Jaramillo

Efraín Otero Alvarez

José Hernán Rincón Gómez

Hernando José Gómez Restrepo

Ricardo Obregón Trujillo

Deputy Directors

José Fernando Isaza Delgado

Jorge Iván Villegas

Juan María Robledo Uribe

Gerardo Silva Castro

Alvaro Jesús Velásquez Cock

Santiago Madriñán De la Torre

Rodrigo Llorente Martínez

Revisoría Fiscal

Oscar Darío Morales Rivera

Deloitte & Touche Ltda.

Main Executives of the Corporation as of June 30th, 2007

President

Pedro Nel Ospina Santa María

Executive Vice President

Alfonso Rodríguez Azuero

Legal Vice President-Secretary General

Fernán Ignacio Bejarano Arias

I.T. and Operation Vice President

Amalia Correa Young

Private Bank Vice President

Daniel Humberto Gómez Martínez

Assets Normalisation Vice President

Martha Patricia Fandiño Arce

Treasury Vice President

Oscar Javier Cantor Holguin

Continúa....

Investment Portfolios Vice President

Francisco José Lozano Gamba

Investment Vice President

Felipe Ayerbe Gómez

Investment Bank Executive Vice President

Gustavo Antonio Ramírez Galindo

Investment Bank Director Vice President

Ana Catalina Villa Doutreligne

Continúa....

Report to the Shareholders Assembly

Continúa....

MANAGEMENT REPORT

We present the shareholders for their consideration the Management Report of Corporación Financiera Colombiana S.A corresponding to the first semester of 2007. The report contains a brief description of the main economic events occurred during the activities of the Corporation, and an analysis of results obtained.

COLOMBIAN ECONOMY 2007

Macroeconomic Environment

In accordance with the last figures published by DANE, 2006 was the year with greater growth in the last 10 years. After presenting average annual growth rates below 4.0% in the 1980s and 1990s, Colombian economy seems to have opened the way to a new economic growth based on higher private investment levels.

Preliminary figures published for the first quarter of 2007 indicate the continuity of high growth levels registered by great contribution sectors as construction, industry and commerce. Notwithstanding, the main anticipated indicators of the economic activity in the country indicate a deceleration in the GIP growth rhythm from the second quarter of the year. A deceleration expected by the main economic analysts due to factors as the contracting monetary policy adopted by the Central Bank (Banco de la República) from April of the former year.

According with Cuentas Nacionales (National Accounts), figures published by DANE, available as of the first quarter of 2007, economy grew 8.0% during that quarter with respect to the same quarter of 2006, a rate higher in 2 points to the expectations of the main analysts who expected a growth near to 6% in the average during the quarter.

As aforementioned, with respect to offer, the construction sector surprised with great dynamism, and a growth of 28.3% compared to the same quarter of the former year. Industry and commerce also presented important growth rates of 14.6% and 11.2% respectively, and the manufacture sector was thus situated as the highest contributor to total growth with 2.2 percentage points to the GIP (Gross Internal Product) growth rate. The case of industry is the most important because it only grew 3.9% in 2005 and 10.8% in 2006. The consolidation of the reactivation of this sector is product of the higher confidence industrials show at present.

Continúa....

GIP main branches 2006 and 2007



GIP
Social Services
Financial Institutions
Transportation
Commerce
Construction
Industry
Electricity
Mine exploitation
Agriculture and cattle
8.0
0.2
4.9
9.8
11.2
28.3
14.6
3.9
-0.9
1.7
2007*
2006
-10
0
10
20
30
Annual Variation (%)

* Figures as of the first quarter of 2007.
Source: DANE, Corficolombiana estimates.

With respect to demand, positive news came from gross capital formation that showed an annual growth of 31.8% and contributed with 7.1 points to total growth during the first quarter. This aspect greatly assures sustainability of the present economic expansion process. Nevertheless, exportations continue to take away points from growth (3.6 points) because part of the internal demand has been satisfied through growing importations.

Contribution to growth of the GIP



12%
8%
4%
0%
-4%
Percentage Points
3.4
4.0
-2.7
5.6
4.6
-3.3
7.1
4.5
-3.6
2005
2006
2007*
Consumption
Investment
Net Exportations

* Figures as of the first quarter of 2007.
Source: DANE, Corficolombiana estimates.

Given present economic growth levels, recent behaviour of unemployment rate has been surprising. Although from the beginning of 2003 unemployment rate has showed a decreasing trend (national total), from 15.7% in December 2002 to 11.4% in June 2006, during the second half of the former year unemployment levels showed an increase reaching 12.1% in January 2007. Since then, unemployment rate has stabilised in levels near to 12%.

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Total national unemployment rate – mobile average 12 months


16
15
14
13
12
11
10
%
15.7
12.0
May-02
Nov-02
May-03
Nov-03
May-04
Nov-04
May-05
Nov-05
May-06
Nov-06
May-07

Source: DANE – ECH

In the inflationary process, after a favourable behaviour of the CPI (Consumer Price Index) during 2006, the first months of 2007 characterised by a strong jump in total annual inflation mainly guided by an important increase in food prices and pressures derived from domestic demand. In effect, total inflation reached 6.26% in April, nearly 1.8 points over the highest limit of the objective range established by the Central Bank (Banco de la República) for this year. Nevertheless, since May an adjustment in total inflation has appeared, generated by less pressure on food prices and the remainder effects of an interest rate increase of economy on private consumption, which fact has been able to limit inflationary pressures derived from demand.

National Consumer Price Index total and without food


9%
8%
7%
6%
5%
4%
3%
Anual Variation
Total
Without food
Jun-01
Jan-02
Aug-02
Mar-03
Oct-03
May-04
Dec-04
Jul-05
Feb-06
Sep-06
Apr-07

Source: DANE.

As a response to inflationary pressures, Banco de la República has increased the intervention rate in 300 basic points from April 2006, thus at present this rate is of 9.0%. In the same period, as a response to the increase, the DTF has showed an increase of 250 basic points, mainly concentrated in the second quarter of the year (and supported by the imposition of a marginal cash reserve on the different types of

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deposits of the financial system). Finally, due to the remainder of the transmission of interest rates, consumer credit rate began presenting a rising trend since May.

Consumer credit placement rate



27
25
23
21
19
17
Rate (%)
21.6
07-Jan-05
01-Apr-05
24-Jun-05
16-Sep-05
09-Dec-05
03-Mar-06
26-May-06
18-Aug-06
10-Nov-06
02-Feb-07
27-Apr-07

Source: Banco de la República.

Local Markets

Local assets (public debt, corporate debt and stock) did not perform well: de-valorisations of public debt and stock and a slight valorisation of corporate debt, all together with a strong devaluation of the Peso vs the American Dollar in the period. Behaviour of domestic markets during the first three months of the year is mainly explained by internal factors. Total inflation behaviour during this period strengthened expectations of greater increases in the intervention interest rate by Banco de la República and thus correction of local asset prices.

Local Assets - 2007



105
100
95
90
85
80
2-Jan-07 = 100
IDP
IDC
IGBC
COP/USD
02-Jan-07
18-Jan-07
02-Feb-07
19-Feb-07
06-Mar-07
22-Mar-07
10-Apr-07
25-Apr-07
11-May-07
29-May-07
14-Jun-07
03-Jul-07

Source: Stock Exchange Colombia (BVC), Superintendence of Finance and Corficolombiana.

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During the second quarter local interest rate panorama cleared up and domestic markets showed important corrections. Thus, as it appears in the following table, in the first quarter of the year Colombian stock has lost 4.7% and public debt 1.0% whilst corporate debt and the Peso have reached valorisations of 3.2% and 12.5% respectively.

Local assets - 2007

	Public Debt	Corp. Debt	SEGI	COP (in USD)
1st semester 07	-1.0%	3.2%	-4.7%	12.5%
1st semester 06	-5.8%	-2.5%	-19.5%	-12.9%

Source: Colombian Stock Exchange BVC, Superintendencia Financiera y Corficolombiana.
(SEGI- Stock Exchange General Index)

In general terms, volatility of fix and variable income domestic markets has been low if compared with the high volatility observed around the middle of 2006. Nevertheless, different from the other markets, the exchange market has recorded an increase in its volatility during the last months as a consequence of the high level of uncertainty on the internal and external panorama. During the first months of the year, uncertainty on monetary policy decisions to be adopted by the Central Bank in the short term was more important. Additionally, expectations on greater Dollar flows towards the country generated strong pressures to Peso appreciation. Notwithstanding the strong discretional intervention of the Issuing Bank in the exchange market during the first three months of the year, the Peso valued/appreciated significantly reaching valorisations higher 15% during the year elapsed.

Daily volatility of the Dollar quotation



1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
30-Jan-06
13-Mar-06
27-Apr-06
12-Jun-06
28-Jul-06
12-Sep-06
25-Oct-06
11-Dec-06
26-Jan-07
9-Mar-07
25-Apr-07
8-Jun-07

Source: Corficolombiana.

Afterwards, Banco de la República abandoned discretional intervention in the market and at the beginning of May adopted measures tending to limit Dollar speculative flows to the country: the deposit for external debt (40%) was re-established and a limit to the levered position of derivative operations of financial intermediaries was enforced (500% of their technical equity). Through these two measures, Banco de la República was able to limit one of the mechanisms being used by some agents to pressure the Peso appreciation: external debt covered with exchange rate forwards with very low implicit devaluations or also negative devaluations.

Continúa....

During the second quarter a correction in the quotation began to be observed due to external factors. Figures published in the United States during June and July again generated fear for greater inflationary pressures derived from the consumption growth rhythm. Thus, expectations for an eventual cutting of the intervention interest rate of the Federal Reserve vanished away and some analysts began talking again about interest rate increases during the second half of the year. Thus, the main currencies of the region (Brazilian Real and Mexican Peso) reverted their trend to appreciation and consequently the Colombian Peso presented a similar behaviour, reaching levels near to 2,000 Pesos during the second half of the year.

Currencies of the region



110
100
90
80
01-Jan-07 = 100
Jan-07
Jan-07
Feb-07
Feb-07
Mar-07
Apr-07
Apr-07
May-07
May-07
Jun-07
Jul-07
MXN Pesos
Braz Real
COL Peso

Source: Bloomberg

Financial sector

A strong growth of disbursements and the loan portfolio continued during the first months of 2007. With figures as of May, the balance of the commercial credit portfolio had grown 26.6% per annum and the balance of the micro-credit portfolio at a rate of 31.6% per annum. On the other hand, the consumption credit portfolio balance, although it maintains high growth rates, has shown a de-acceleration in its growth rhythm as a consequence of the increase of the consumption credit interest rate. Whilst at the end of 2006 the consumption credit portfolio grew nearly 50%, from March 2007 growth rhythm has stabilised and grows at present at 46.6%.

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Loan Portfolio



60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
Anual Variation%
Commercial
Consumption
Mortgage
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07

Source: Superintendence of Finance.

As the main analysts and Banco de la República indicated by the end of the former year, this elevated growth rhythm of disbursements and balances, especially in the case of the consumption credit, implies an important medium term risk, because the disposition of the banks to offer loans at such high rhythm does not allow a deep evaluation of the credit. In effect, during the recent months an increase in the portfolio quality traditional indicator has been observed in the case of the consumption portfolio. Nevertheless, present levels are still relatively low.

Consumption credit portfolio traditional quality indicator



6%
5%
4%
3%
Mar-04
Jul-04
Nov-04
Mar-05
Jul-05
Nov-05
Mar-06
Jul-06
Nov-06
Mar-07

Source: Superintendence of Finance.

Perspectives second semester 2007

Economic perspectives for the rest of 2007 are positive. Although a lower growth rhythm is expected in economic activity, the expansion rate estimated by Corficolombiana of 5.9% continues to be higher than the average growth for the last two decades. Estimated de-acceleration obeys mainly to two

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factors: on the one hand, the remainder impact (lag impact) of the increase in the intervention interest rate and active and passive interest rates of economy. Internal demand must reduce its growth rhythm as a consequence of a lower loan growth. On the other hand, it is expected that a de-acceleration of the economic activity in the United States continues during the second semester, guided by a deterioration of the real estate market and the lower growth rhythm of private consumption in that country. Thus, demand for importations from Colombia shall present a lower growth rhythm.

Inflationary pressures recorded during the first three months will continue losing strength. Important adjustments are then expected in the behaviour of the price general level due to a cooling of the internal demand. Annual inflation shall close near to the higher limit of the objective range established by Banco de la República in 4.5%.

With respect to the financial institutions sector, we hope that in the remaining months growth of the loan portfolio is maintained, although at a lower rhythm. Additionally, expected stability in domestic markets shall allow the sector to recover growth rates observed in former years, higher than 3%.

MAIN FIGURES OF THE CORPORATION

Equity and Solvency Report

The Corporation's equity as of June 2007 was of $1.511.049 Million, placing the Corporation in the fourth place of the total financial system, after the equity of Bancolombia, Banco de Bogotá and Davivienda banks.

Solvency report at the closing of the first semester of 2007 was 48.64%, 100% higher than the indicator recorded as of December 2006, of 24.32%.

Losses and Profits

The Corporation recorded as of the closing of the first semester of 2007, a net profit of $105.263 Million.



NET PROFIT
Amounts In Million Pesos
700,000
650,000
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
-50,000
223,083
114,547
558,278
105,263
Dec-05
Jun-06
Dec-06
Jun-07

Continúa....

During the first semester of 2007 the investment business was the main income generator through the dividend item and other income related with special operations; treasury andinvestment bank businesses are another important item of the result statement, although in a lower proportion. Sale of goods received in payment and fix assets continues to generate important revenues for the Corporation.

As of June 2007 the net operational result recorded a value of $76.397 Million.



NET OPERATIONAL RESULT
Amounts in Millions of Pesos
700,000
650,000
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
-50,000
186,693
107,382
548,274
76,397
Dec-05
Jun-06
Dec-06
Jun-07

During the first semester dividends for $71.877 Million were received in the capital investment business and a revenue for fees was recorded for $2.247 Million. Additionally an agreement was reached with Proyectos de Energía S.A. (PESA) company that gave as dation in payment Empresa de Energía de Bogotá stock making with this operation the total payment of the debt of PESA with the Corporation, thus releasing the portfolio provision and receiving interest and income associated with this loan, with a net revenue of $50.083 Million. The investment business generated for the Corporation a total of $122.453 Million in revenues during the first semester of 2007.

With respect to the treasury business, including portfolio valuation, trading and foreign currency market, it generated $40.016 Million in net revenues during the first semester of 2007.

The investment bank business participated in the net operational result with commissions for $4.263 Million.

Administration expenses reached the sum of $27.444 Million at the closing of the first semester of 2007, during which adaptations to the Corporation installations were finished. This situation affected the general expenses item.

The profit item for goods received in payment and fixed assets had a positive behaviour in the first semester of 2007 and recorded revenues of nearly $20.000 Million.

Continúa....

COMMERCIAL ACTIVITY

Marketing

During the first semester, a program for brand sustenance and remembrance took place through a national campaign in the main newspapers and specialised magazines. Institutional image adaptation continued for all its applications, looking for its unification in conformity with the corporate image manual.

The Corporation designed and organised different forums with the purpose of obtaining a positioning of the economic research area, as one of the main opinion formers on the issue. Also, as traditionally, we participate and sponsor great impact national and regional character events as those developed by ANIF, Cámara Colombiana de Infraestructura and Latin Finance, among others.

Private Bank

During the first semester of 2007, we worked on the consolidation of the commercialisation of the investment portfolio of the Corporation and its financial affiliates and in the commercialisation of new products that allow us to offer our clients a greater variety of investment options.

With respect to the fixed rate issue, the private bank unit at the closing of June 30th administered deposits in CDT (Time Deposit Certificates), both for the Corporation and for Leasing Corficolombiana, for an amount of $532.000 Million, greater in $30.000 Million to the former semester, equivalent to a growth of 12.1%. Work undertaken with respect to capture costs stands out: for the Corporation, 60 basic points under the institutional market cost and for the Leasing nearly 48 basic points less, with reference to the same market. These resources at present represent 48% of total deposits in CDT of the Corporation that at the closing of June 30th, 2007 recorded a value of $674.448 Million and 52% of the Leasing company resources.

With respect to the commercialisation of other fixed rate products and of variable revenue operations specifically done through the affiliate Casa de Bolsa Corficolombiana, behaviour has been positive. During the first semester of 2007 commissions for an amount of $ 373 Million were generated, higher by $169 Million, 82.4%, to the value generated during the second semester of the former year and that represent 75% of the commissions generated during 2006.

The private bank commercial force participated in the distribution among its customers of the Grupo AVAL and ISAGEN stock issues; results in both cases were positive and make ready the way for the work of the second semester of 2007, where very important placements are estimated for the primary market as ISA, where the Corporation is in charge of the structure and distribution, and that of ECOPETROL.

With respect to commercialisation of special common funds and voluntary pension funds, increase in interest types has reduced profitability of these investment vehicles in the last year what makes them little attractive for the private bank market segment. Notwithstanding the aforementioned, the average of deposits obtained for Fiduciaria Corficolombiana has remained stable, with resources from the entrepreneurial sector that use these vehicles as transactional tools to optimize the use of their short term liquidity surplus.

With regard to new products, we have been working on the dimensioning of the market for papers denominated in Dollars and in sophisticated investment vehicles as private capital funds.

Continúa....

CURRENCY DESK

Economic behaviour in the first semester generated a treasury low profitability environment. Notwithstanding in this period the Corporation's Currency Desk continued to be one of the leader participants in the markets. Its important presence within the scheme of Market Creators of the Ministry of Finance and Public Credit continues, occupying the 9th place in the general ranking as of June 2007, with a participation of 5.10% of the primary market and 9.07% of the secondary market (SEN).

In the foreign currency and derivatives market we continue having an important presence, not only with local customers, but also with international customers, who are operating in the Colombian market. At the closing of the first semester 2007, our derivatives portfolio Peso / USD amounted the sum of USD $ 1.805 Million, which means an increase of 48%, compared to December 2006. The participation of the Corporation in this market during the first semester of 2007 was 5.57%. In this period, the Corporation participation in the Spot market Peso/ USD was 15.11% (Based on the information as of May 2007).

As of the closing of the first semester of 2007, the fixed rate investments portfolio of the Corporation amounted to $1.011.308 Million; this represents a decrease of 2.24% with respect to the, closing of December 2006. This decrease occurred specially during the first semester to reduce the market risk. Although positions have been taken in the second quarter, we do yet not see a stable panorama with regard to interest rates to increase our exposition.

For the second semester of 2007 the Corporation shall continue exploring other markets, mainly in derivatives, a market with growth potential, looking to invest the Corporation liquidity surplus more efficiently and maximize.

CAPITAL INVESTMENTS

The first semester of 2007 showed a production and demand expansion period favourable for the capital investment portfolio of the Corporation. As the economic growth figures of the first quarter support it, operational results of companies focussed on the internal market have been favourable during the months elapsed in 2007, and diversification of the investment portfolio of Corficolombiana has been able to balance the impact that the revaluation of the Colombian Peso has had in some companies with sales in Dollars.

The variable revenue portfolio of the Corporation is composed of investments in different economy sectors. The portfolio approach in the Infrastructure sector (Gas, Energy, Road Concessions and Water Treatment and Fuels), a strategic sector for the Corporation where it will continue investing due to its stable dividend flow and low return periods.

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Composition of the variable revenue portfolio by sectors
At value in books June 2007
100% = $1.5 Billion


REAL ESTATE
CONSUMPTION
INDUSTRIAL 2%
1%
TIMBER 3%
MINING 2%
TECHNOLOGY 0%
HOTELS 7%
AGRO 7%
HYDROCARBONS 2%
FINANCIAL 14%
ENERGY 14%
CONCESSIONS 12%
GAS

The accounting valuation of the consolidated portfolio of the Corporation as of June 30th, 2007 reached the amount of $1.539 billion Pesos, compared to the aggregate of $1.578 billion as of December 31st, 2006. Within the investments quoting in the Stock Exchange, the first semester of 2007 showed increases in shares of Tablemac (53%) Gas Natural (46%) and Banco de Occidente (4%). Notwithstanding in the same period shares of Mineros (-15%) and Promigas (-7%) were depreciated. Adecaña, Eternit, Ingenio La Cabaña and Textiles Espinal stock present no variation in the comparison period.

Corficolombiana began 2007 with an excellent performance in **revenue for dividends** generated by the portfolio companies, which in the first semester amounted $71,877 million, 36% higher than those of the first semester of 2006, discounting the extraordinary dividend paid by Concecol. The outstanding results of the term July-December 2006 in our road concessions, PISA (Proyectos de Infraestructura S.A.) and Coviandes/Epiandes, and in our leasing companies, (Leasing Corficolombiana and Leasing de Occidente) are reflected in the level of dividends that exceeded former results.

Leader companies in income generation are as follows, in their order: PISA, Promigás, Coviandes/Epiandes, Empresa Energía de Bogotá, Leasing Corficolombiana, and Hoteles Estelar, rmembering that dividends distributed by EEB were recorded indirectly by means of **other revenues** generated by PESA.

Operational Revenue Variable Income Investments	YEAR 2006	I SEM 2006	I SEM 2007
Dividends (*)	143,172	80,873	71,877
Valuation (**)	535,224	19,961	(6,042)
Profit in Stock Sale	25,128	350	(163)
Commissions	14,358	2,666	2,247
Difference in exchange (***)	(54)	(54)	10,590
Other (***)			38,510
Total Investments	717,828	103,796	117,019

Continúa....

(*) For 1st SEM 2006 it includes Concecol extraordinary dividends for $28.000 million for sale of Corfivalle shares in 2005.
(**) Reduction in Investment Valuation in negotiable shares with high and medium marketability is explained by a price drop in the share of Mineros S.A.
(***)Income generation for Difference in Exchange and Others (Income for Interest) are related to the cancellation of liabilities of Proyectos de Energía S.A.

Among the important transactions made in the portfolio companies are, in the first place, liabilities cancellation of Proyectos de Energla S.A. (PESA), what prepares it for a subsequent transaction that will grant direct property to Corficolombiana of the Empresa Energla de Bogotá S.A. E.S.P shares.; second, the split of PISA to create a corporate name to participate in a bid for a road project, at present in winding up process after its social purpose disappeared; and third the re-structuring of the liabilities of Lloreda S.A., that grants this company a vital space to recover its structure.

On the other hand, in the first semester of 2007 the sale processes for participations of the Corporation were concluded in:

- Frigoríficos Colombianos S.A. (Colfrigos): Sale of 45,2% of the company, the sale process was successful with a transaction for an amount of COP$ 3.432 MM and a sale profit of COP $ 338 MM. This transaction also prompted the sale of the piece of land owned by Promotora Inmobiliaria La Esperanza S.A. (PILA) where Colfrigos operates.
- Centro Motor S.A.: Sale of 10,62% of the company, the sale was possible making a term transaction for COP$ 582 MM, what will render a profit for sale of COP $ 182 MM.
- Valores Diaco S.A.: Sale of 0,14% of the company, the sale process was successful with a transaction for the sum of COP$ 91 MM and a sale profit of COP $ 43 MM.

INVESTMENT PORTFOLIOS

During the first semester of 2007, the Corporation through the Vice Presidency of Investment Portfolios continues to develop its two main jobs: the structuring and start up of Fondos de Capital Privado (FCP – Private Capital Funds) and the search for investment opportunities and/or investment rotation for the variable income portfolio of the Corporation.

Private Capital Funds

With regard to internal jobs in the area and the structuring and start up of Private Capital Funds (PCF), the Corporation, through the Vice Presidency of Investment Portfolios made progress in the following aspects:

Design of the internal structure of the area

As far as the start up of the PCFs, the Vice Presidency of Investment Portfolios together with Mckinsey & Company worked on the organisation of the new area in order to define the structure, roles and responsibilities, internal inter-relations and definition of key processes as follows:

- Structure design and key processes.
- Generation of operative and follow-up tools as a support for all processes.

Definition and structuring of Private Capital Funds (PCFs)

Organisation and structuring of the PCF continues with jobs as the following:

Continúa....

- **Generation of the subscription main contract:** Together with the counsellorship of Holguín Neira & Pombo, we worked during the first semester of 2007 in the generation of the main contract that allows the legal creation of PCFs, based on the requirements and regulations, so as to give investors and their administrative entities clear regulations for the operation of the funds.

- **Structuring of Private Capital Funds:** We continue working on the structuring of the following Funds:

    - **Infrastructure**: Based on this Fund we have developed the whole issue of generating a main contract. Additionally, we have worked in the search for and determination of possible investments for the Fund both nationally and internationally.

    - **Non productive Portfolio:** As part of the creation of this Private Capital Fund the Vice Presidency of Investment Portfolios together with an International Bank participated in the sale process of non productive assets organised by Central de Inversiones S.A. (CISA).

    - **Real Estate:** Work was done in order to study the different mechanisms to allow this fund to be a differentiator in the market, with the purpose of coming out of the specific line of a fund that obtains its profitability through rentals and valorisations. With regard to this issue, conversations have taken place with different market sectors intensive in real estate assets in order to structure new financing mechanisms through the fund.

    - **Long Term Crops:** the Vice Presidency of Investments, and Corporation affiliates with expertise in this issue have worked together in order to define and start new crops with sufficient size to be administrated by a PCF.

Promotion

We continue working in the programs designed by Colombia Capital that look for a new instrument within the securities market and encourage its development. At present work begins within the PCF industry, for events to take place to attract investors for the fund or possible receptors of the risk capital moneys the funds administrate. For this specific case the Vice Presidency of Investment Portfolios shall participate in these rounds to promote ongoing Fund initiatives.

Regulatory Scheme

During the first semester of 2007 we continued studying and making comments on the different regulation proposals presented by the Government in order to obtain a more adequate regulation scheme according with the administrators, investors and regulator needs, under international standards. The regulations that govern collective portfolios (including Private Capital Funds) is finally issued through Decree 2175 of June 12, 2007.

<u>Rotation of the Portfolio</u>

With regard to the rotation of investments for the variable income portfolio of the Corporation, during the first semester of 2007, the Investment Portfolio area together with the Investments area worked on issues related to the sale of participations in Colfrigos S.A., Centro Motor S.A. and Valores Diaco S.A., with the results explained in the segment corresponding to the administration of the investment business.

Continúa....

INVESTMENT BANKING

During the first semester of 2007, Investment Banking of the Corporation maintained the business rhythm in the different products. The regional strategy has been consolidated and it now constitutes 20% of the business in the area.

Along the first semester of the year resources for more than $790 billion Pesos have been mobilised.

It is important to note the change experimented by the market in these months. The corporate debt market was closed during the second quarter of the year due to the high volatility of interest rates. On the other hand, reduction of economy liquidity and measures taken by the government to increase cash reserves and provisions for the banks, has began to produce significant increases in interest rates that may affect placement of syndicated loans in the near future.

The main businesses executed during the first semester of 2007 were as follows:

Structuring and placement of Securities in the Capital Market. The following issues were structured: Stock Issue of Grupo Aval for $376 billion, Colombina ordinary bond issue for $50 billion and Coviandes ordinary bond issue for $47.7 billion.

Syndicated Credits. The following syndicated credits were structured and distributed during the months of the year elapsed: Fundación Mundial de la Mujer Bucaramanga for $35 billion and Intecplast for $12.5 billion.

Mergers and Acquisitions. During the months elapsed of 2007 the valuation and allenation of Thomas Greg & Sons stands out for an amount of $ 60 billion Pesos and the business sale of a leader company in one of the most important sectors of the country, name and sector we do not disclose due to confidentiality agreements, for a total amount of U$ 99 billion Dollars.

Finally, the Economic Research Area has developed new analysis and opinion tools through markets and stock analysis. Important to mention is the launching of three reports: a special report on the pharmaceutical sector, a public debt report – perspectives 2007 and an investment recommendations report. The Corporation co-sponsored and cooperated with the Latin Finance event called "The Andean and the Investment Forum" and a report "Conditions for Investment in Latin America" was distributed, all with the support of the Economic Research area.

MANAGEMENT OF REAL ESTATE

During the first semester of 2007 new goods as dation in payment for the sum of $ 413,5 million entered the Corporation compared with the sale of these assets for an amount of $18.985.8 million including restored goods and the balance of dations decreased from $ 69.590,6 million in December 31st, 2.006 to $ 51.569 million in June 30th, 2007.

A total of $ 30.410,7 million were sold including Goods Received in Payment, restored real estate, real estate in investment trusts and fixed assets not used in the operation. These sales left a positive impact in the Profit and Loss Statement of $ 18.654,1 millions.

In order to make these sales the Corporation continued with the different sales channels among which are Grupo Aval – Viviendas Planificadas S.A., Valora S.A and Gerencia Nacional de Inmuebles that directly and/or through external intermediaries achieved the highest volume in sales.

Continúa....

RISK ADMINISTRATION

Credit Risk Administration System (SARC)

Given that at present the Corporation has no portfolio in its balance, the SARC of Corficolombiana had served as the base in the business analysis of the lines currency desk businesses, investments in the real sector, investment banking and portfolio administration.

Market Risk

Control structure as a main principle has the adequate function segregation in front, middle and back office activities.

There are adequate technological resources for the control and monitoring of treasury risks, particularly measurement of market risks and valuation of fixed revenue investment portfolios and foreign currency.

The Corporation has an on-line module that allows control of risk positions per portfolio, as well as compliance with authorised policies on maximum terms. Additionally, the Middle Office produces daily reports on compliance with the limits, and submits a monthly report to the Board of Directors on the issue.

A committee also exists with members of the Board of Directors; this committee meets to make decisions on the portfolio when important market movements that affect results occur.

These tools allow the adequate management of risks inherent to the treasury business. In the same way, investment has been made for training of personnel dedicated to the risk management task and there is an adequate and enough structure.

Liquidity Risk

Liquidity risk management is supported in the compliance of External Circular Letter 042 dated September 27, 200.

In the ALCO Committee (Assets and liabilities Committee), the weekly flow is reviewed to determine the Corporation liquidity profile both for the current and the following weeks. In the same way, there are short term and long term internal indicators with limits established and monitored monthly by the Board of Directors, a detail of which appears in the notes to the financial statements and that allow an adequate management of this risk.

Credit Risk

This risk is managed, particularly in the treasury business, through the approval of quotas distributed in different categories depending on the type of product and that may be combined in certain events according with the explanation in the notes to the financial statements.

In order to guarantee and monitor the compliance with these quotas, the Corporation has tools as the system on-line limit module where treasury operations are recorded and additionally, it is complemented with the counterparty limit module of transactional systems that are also managed by the risk area.

Continúa....

There are internationally accepted technical methodologies for the assignment of limits both for the financial sector entities and the non financial sector entities.

Operation Risk

CORFICOLOMBIANA has defined as an operational risk, those losses caused by faults or weaknesses in the processes, in the persons and in internal systems, or due to external events.

The most important improvements with respect to operation risk made in the first semester of 2007 are as follows:

- A methodology was applied for the identification, measurement, control and monitoring of operation risks in all company processes: of the mission, strategic and of support. As of the closing of June 30 identification and risk measurement steps were complied with.
- The presence institutional training program continued. As of June 30 95% of the personnel had been trained. Additionally the Corporation develops at present a virtual training project with the company COGNOS ON LINE that will be integrated to the institutional induction program.
- The construction of the Operational Risk Data Base was finished. With the support of the Technology area a WEB environment application was developed. This application shall allow capture, follow-up and consultation of operational risk events present in the organisation.
- The Board of Directors was presented with the operational risk policy manual that was approved.
- With regard to the Business Continuity Plan, the Corporation hired the services of DELIMA MARSH to build its Business Continuity Plan (BCP) with scope to the Disaster Recovery Plan (DRP). The project is in its closing stage of the Business Impact Analysis.

Finally, the Superintendence of Finance issued External Circular Letter 041 of June 2007, incorporated in chapter XXIII of Accounting and Financial Basic Circular Letter. This Circular Letter establishes basis and minimum features to be implemented by the entities for the development of a Operative Risk Management (SARO). With respect to this issue, the Corporation complies with the provisions of the regulation in each of its stages.

Assets laundering risk

The Integrated System for Preventing Assets Laundering and Terrorism Financing is based on the inherent risk evaluation for products, target markets and operations of all the entity dependencies.

The assets laundering risk and the financing of terrorism are defined as the possibility of economic loss or of harm to the good name that the Corporation could suffer should it be used directly or through its operations as an instrument to and/or to channel resources for terrorism activities or when it hides assets from such activities through the entity. The Board of Directors from delinquent activities or with destination to delinquent activities. The Board of Directors has adopted the necessary mechanisms to avoid the occurrence of events that could negatively affect its results and its business. They include knowledge of its clients and markets, monitoring of alert signals and co-operation with the authorities.

For this, in the first place the Board of Directors knows, examines and approves each year the activity plan prepared by the Accomplishment Officer based on risk evaluation. The analysis is supported in matrixes used to determine factors and situations that generate the assets laundering risk

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and the financing of terrorism, as well as to identify businesses, dependencies and most exposed offices, in order to strengthen controls.

In effect, prior to the preparation of the Annual Compliance Plan, an analysis is carried out that allows the orientation of priorities to be included, given the vulnerability level of businesses to the laundering risk. Thus, for each type of transaction the risk is analysed in detail, based on the methodology of the panel of experts, together with persons in charge of the operations. These matrixes are updated each year, or when any change in the product, in the market or in the environment itself is worth it.

Particularly, during the first semester of 2007, the Corporation began the implementation of the SARLAFT (System for Preventing Assets Laundering and Terrorism Financing) according with the provisions of External Circular Letter 22 of April 19, 2007 issued by the Superintendence of Finance of Colombia, with respect to the control of political campaign resources. In accordance with the project chronogram approved by the Board of Directors, the stages and other elements of the SARLAFT shall be implemented on January 1st, 2008.

Control supervision to prevent these risks is carried out by the Board of Directors and the Presidency through the reports presented by the Compliance Officer. In the same way, the Comptrollership and the Statutory Auditor Office make their evaluations with the purpose of evaluating if internal controls established are being efficient to prevent the risk.

ADMINISTRATIVE SITUATION

As of June 30, 2007, the Corporation had 330 employees that represent an increase of 3.13% with respect to the 320 employees who began the year. This increase is the response to the strengthening and consolidation of the business strategic areas and support areas in order to obtain the objectives proposed for this year.

Among other actions carried out during the first semester of 2007 are the physical adaptation of the General Direction and Offices, the stabilisation and unification of processes and administrative applications and the adjustment to the expenses structure.

TECHNOLOGICAL ADVANCES

During the first semester of 2007 the I.T. area continued with the development of its technological platform with important projects to support the Corporation daily operation, such as:

- Introduction of the Record System for Operational Risk Events
- Strategic Plan of Business Intelligence
- Design and acquisition of the central server platform including contingency servers in an alternate computation centre complying with the requirements of the Superintendence of Finance of Operational Risk.
- Re-design of the main Computation Centre
- Design and introduction of Architecture Oriented to Services.
- Development Phase of the Management Project of operative processes of the Currency Desk.
- Development Phase of the Only Client Project for the Corporation and its financial affiliates.

In compliance with numeral 4 of article 47 of Law 222 of 1995, modified by Law 603 of 2000, Corporación Financiera Colombiana S.A. applied totally the regulations on intellectual property and copyrights. Products and programs covered by copyrights are duly licensed.

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AUDIT COMMITTEE

The Audit committee, as a support unit to the functions carried out by the Board of Directors of the Corporation for the internal control implementation and supervision of the Corporation hold a meetings on February 14 of the current year where they analysed among other topics, those hereinafter detailed, with the purpose of evaluating the internal control structure:

a) Analysis of the financial statements and opinion of the Statutory Auditor, on the financial statements as of December 2006.
b) Qualification portfolio as of January 2007.
c) The Committee supervised the adequate application of rules related to the Integral System for the Prevention of Money Laundering, ensuring the existence of the necessary controls to avoid the Corporation being used as an instrument for carrying out illicit activities.
d) It supervised the functions and activities of the Auditor Office on aspects such as:

   - ✓ Presentation of the Controllership planning for 2007 prepared in accordance with the Corporation risks, including activities of the Internal Auditor Office and I.T. Auditing.
   - ✓ Audit evaluation reports to the different areas, products and affiliates of the Corporation.
   - ✓ Follow-ups carried out by the audit office based on the answers given by the different managers of the evaluated areas.
   - ✓ Follow-up and control statistics based on planning.

e) It reviewed the letters received from the Superintendence of Finance of Colombia with the corresponding answers and improvement follow-up.
f) It reviewed the reports presented by the Compliance Official to the Board of Directors in order to verify sufficiency of them in regard to that the necessary controls exist to avoid that the Corporation is used as an instrument for carrying out illicit activities.
g) Planning of the Statutory Auditing for 2007.
h) Reviewed the reports received from the Statutory Auditor Office with the corresponding answers and improvement follow-up.
i) The minutes of the GAP Committee were analysed and evaluated.
j) In the Committee of February 14, 2007 the President of the Corporation submitted a report to the Audit Committee related to the disclosing and control system of financial information of the Corporation where it states that there has been no deficiency in internal controls that have hindered the Corporation from recording, processing, summarising and adequately presenting the financial information, and that no fraud has occurred that have affected the quality of the financial information of the Corporation.

As a result, we can observe:

- Structure, environment and control activities in accordance with the objectives of the Corporation, that provides the adequate security to manage risks to which the Corporation is exposed.
- Independent Internal Audit Activities with respect to the activities they audit; their scope satisfies control needs of the Corporation.
- Follow-up of reports issued by the different control entities: Superintendence of Finance of Colombia, Statutory Auditor Office, Internal Audit Office and I.T.Audit.
- Reliability of the financial information, compliance with laws and applicable regulations.
- Compliance with necessary and enough controls to avoid the Corporation being used as an instrument to carry out delinquent activities.
- Enough documentation on activities, evaluations and Committee recommendations.

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ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 105 of the Financial System Organic Statute and in numerals 2.2.1 and 2.2.2 of chapter XI title I of the External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by the Superintendence of Finance of Colombia, the Corporation has adopted a Code of Ethics and Behaviour and a Manual of Policies and Procedures for the Prevention and control of Asset Laundering approved by the Board of Directors, that contain the provisions stipulated to avoid the entity being used to channel money coming from or with destination to delinquent activities.

During the first semester of 2007, the Corporation began the implementation of the SARLAFT, System for the Administration of the Asset Laundering Risk.

The Corporation has a Compliance Unit within the structure of the organisation, directed by the Compliance Officer and with the human, technical and operative resources necessary to fulfil its prevention and control mission.

Within its policies, the entity does not exonerate any customer or counterparty from filling the cash transactions form or complying with the requirements established in the external and internal rules for joining the institution.

During the first semester of 2007 the Board of Directors and the Presidency evaluated the operation of the prevention system. To this effect, the 2007 Annual Compliance Plan was approved at the beginning of the year. The Presidency has permanently monitored its development and the Compliance Officer has presented reports to this respect to the Board of Directors as established by in force regulations.

In regard to the cooperation obligation of the authorities, the Corporation timely prepared the reports established for the Information and Financial Analysis Unit of the Ministry of Finance.

DISCLOSURE AND CONTROL SYSTEM FOR FINANCIAL INFORMATION

In compliance with the provisions of article 47 of Law 964 of 2005 on the responsibility of legal representatives of securities issuers, in the establishment and maintenance of adequate disclosure and control systems for financial information, during the first semester of 2007, there have been no deficiencies in internal controls which have hindered the Corporation, to record, process, summarise and adequately present the financial information nor frauds have existed that affect the quality of the corporation financial information, nor changes in the methodology for the evaluation it.

NEW LEGAL PROVISIONS

Ministry of Finance and Public Credit. Decree 018 of January 4, 2007, "Whereby article 2 of Decree 4090 of 2006 is modified".

Article 2 of decree 4090 of 2006 was modified putting together in one only category the commercial and consumption loans.

The procedure for making Public Securities Offers was regulated. Superintendence of Finance. External Circular Letter 002 of 2007.

The Superintendence of Finance regulated the procedure for Acquisition Public Offers under Decree 1941 of 2006. In general terms it contains the following:

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The bidder may modify the quantity of securities it offered to acquire in the initial offer, when the number of acceptations received after the term for acceptance, do not reach the minimum quantity or are higher than the quantity offered to be acquired.

The validity term of compliance guaranties is from before the publication of the notice up to the compliance with all obligations resulting from the OPA (Acquisition Public Offer). The Stock Exchange may interrupt the offer if it considers the guaranties are not sufficient or improved.

When payment for stock is in securities, price shall be established in the offer, together with the exchange relation terms and who defined it.

The agreement on compensatory clauses to indemnify for the end of the OPA shall be informed to the market and resources for its payment must come from the shareholders of the offered company and not from the company. Finally, when there is an OPA and at the same time the partnership places shares, the OPA and its guaranties must be extended to all shares placed.

Report of the Information related to deposits, withdrawals and balances of savings accounts and current accounts. Superintendence of Finance. External Circular Letter 005 of 2007.

With the purpose of getting to know the market level with respect to passive interest rates in all capture terms, the Superintendence of Finance requested submittal of a daily report of interest rates and the amounts of movements originated in deposits, withdrawals and balances of current and savings accounts.

Ministry of Finance and Public Credit. Decree 383 of 2007 "Whereby Decree 2685 of 1999 is modified and other provisions are issued."

By means of this decree an extensive regulation on free trade zones is adopted. With respect to the financial sector, it is established as follows:

- Financial entities, with the exception of deposit general shops, to become related to these zones as a branch or agency without the free trade zone scheme.
- Users established in free trade zones may have access to financial institution loans in the same way as the companies established in the rest of the country.
- Goods given in guaranty at the free trade zone may only be definitively withdrawn from the free trade zone with the previous authorisation of the financial institution that granted the loan.

Decree 519 of 2007 "Whereby the different credit modes with rates that must be certified by the Superintendence of Finance of Colombia are determined and other provisions are issued"

The norm provides as follows:

- Superintendence of Finance of Colombia shall certify the current bank interest rate; in order to do so, it shall analyse with adequate weighting techniques, the financial and accounting information submitted by credit institutions, being able not to do so with operations that due to their particular conditions are not representative.

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- Prior to certifying each credit modality, S.F.C. shall publish the calculation methodology used and its modifications.
- Certified rates shall be expressed in annual effective terms and shall govern for the corresponding period.
- It established as loan modalities: Micro-credit and in one category it defined Consumption and ordinary Credit.
- Loan classification in one of the aforementioned modalities shall be done by the creditor at approval and such classification shall remain until the cancellation of it.
- Limits for remunerative interest in housing loans referred under law 546 of 1999 shall be defined by the Board of Directors of the Central Bank (Banco de la República). Usury limit shall be that provided under article 19 of said law.

Margin accounts are regulated. Ministry of Finance and Public Credit. Decree 666 of March 6, 2007 "Whereby margin accounts are regulated".

The norm indicates that "contracts celebrated to make cash securities purchase and sale operations on account of a client, for amounts higher than the resources contributed by it where it is foreseen that the liquidation of open position operations is done totally or partially with the resources or securities obtained by means of a liquidation of a securities purchase and sale operation, report operations or repo, simultaneous or securities temporary transference" are margin accounts

It also determines that the margin account operations:

- May only be made through securities negotiation systems authorised by the Superintendence of Finance.

- They may only be done by: a) Stock exchange commission companies within the structure of the commission contract or through the third parties portfolio administration and b) Trust companies within the structure of the mercantile trust or fiduciary entrustment contracts.

- Values authorised shall be established by the Superintendence of Finance under the criteria of high liquidity.

National Tax and Customs Direction. Circular Letter 0034 of March 15, 2007.

By means of this Circular Letter, the DIAN (National Tax and Customs Direction) establishes the scope of article 1 of decree 567 of 2007 on the withholding system fee on levied dividends or participations.

The DIAN establishes that the fee applicable to payments and credits in accounts made to the beneficiaries who file income tax return shall be of 20%. In order to determine the condition of income tax return deponents, the company paying the dividend or participation shall take into account that if payment made during the corresponding tax year is equal to or higher than 1400 UVT, the applicable fee shall be 20%.

For payments or deposits in accounts made to beneficiaries who are natural persons not obliged to file income tax return, the fee shall be 34% for 2007 and 33% from 2008.

Should the beneficiary notify the company in writing at the time of payment or deposit in accounts of the dividend or participation subject to tax, its capacity as deposer of the income tax return, the fee shall be 20%.

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Ministry of Finance and Public Credit. Decree 1076 of April 3, 2007 "Whereby provisions are issued for the exercise of the risk specification activity".

The Government issues some provisions for the exercise of the risk specification activity, within which are the following: i) persons who may exercise risk specification, ii) social purpose, iii) specification/qualification activities, iv) values to be specified, v) binding condition of a second specification/qualification, vi) scope of the specification/qualification and vii) prohibitions among other aspects.

Ministry of Finance and Public Credit. Decree 1099 of April 3, 2007 "Whereby provisions are issued on the use or facilitation of resources captured from the public for operations for gaining control of companies or associations".

By means of this decree it is considered that a legal authorisation exists for entities regulated by the Superintendence of Finance to use or facilitate/expedite resources captured from the public in operations with the purpose of gaining control of other companies or associations when:

- The operations legal scheme of the regulated entity expressly provides granting of credits to finance:
    - Stock acquisition.
    - Bonds convertible into stock.
    - Partnership interests.
- The acquisition scheme of the entity regulated allows it.
- The investment legal scheme of the entity regulated allows investment on its own account or on account of third parties of:
    - Stock
    - Bonds convertible in stock.
    - Debt titles

It also indicates that regulated entities may make operations to expedite the gaining of control of other companies or associations when they do not use resources captured from the public.

And finally, it states that the aforementioned shall be understood without prejudice of paragraph c) of article 10 of the E.O.S.F. that refers to the prohibition of granting financing for investment in financial or insurance institutions.

Ministry of Finance and Public Credit. Decree 1456 of April 30, 2007 "Whereby provisions on securities compensation and liquidation operations systems are issued".

It establishes in the first place who may administer securities compensation and liquidation operation systems: entities set up exclusively for that purpose, counterparty central risk chambers, stock exchanges, agriculture and cattle products and other commodity goods exchanges, the Central Bank (Banco de la República) and security centralised deposits.

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These entities must also have their regulations and an operation manual with a minimum content; it shall be understood that these documents are incorporated in the agreements celebrated with system participants.

It also states who may be participants in the system, the procedure for the confirmation and acceptance of money transference orders, the guaranties and effects of precautionary measures, of payment suspension, of liquidation and other relevant issues for the operation of said systems.

Ministry of Finance and Public Credit. Decree 1696 of May 16, 2007 "Whereby Decree 669 of 2007 is modified"

Decree 669 of 2007 states the conditions and limits to which Fondos de Cesantias (Severance Funds) investments must be subject. The following are the modifications introduced by Decree 1696:

- It indicates that resources of severance funds may be invested in remunerated funds at the Central Bank (Banco de la República).
- It modifies some investment global limits.
- It establishes that all stock transactions, independent from the amount, must be done through the stock exchange, except for stock of companies where the Colombian Government has participation or for acquisitions in the primary market.

Ministry of Finance and Public Credit. Decree 1801 of May, 2007. "Whereby the General Scheme for Investments of capitals from abroad in Colombia and of Colombian capital abroad is modified"

The decree modifies two articles of Decree 2080 of 2000 that establishes the General Scheme of capital Investments from abroad in Colombia and of Colombian capital abroad. Changes introduced are as follows:

- With respect to exchange rights of the investment holder, it allows to remit abroad in freely convertible currency, amounts received from the sale of the investment within the country, or from the liquidation of the company or portfolio or reduction of its capital.
- With regard to the registration of the investment it states that it shall be done in accordance with the procedure established by Banco de la República, indicating the type of fund, the amount of the investment, the local administrator and the exclusive purpose of said investment.
- As a requirement for the investment of capital from abroad, a deposit in legal currency at Banco de la República shall be made at the time of the construction of the channel for an amount equal to 40% of the value of the investment calculated at the TRM (Market Representative Rate) in force as of the date of its constitution. The deposit shall not be remunerated and the term for its restitution shall be of 6 months. It may be returned before its expiration, at the time of or after its constitution, subject to discount percentages described under the decree and shall be enforceable with respect to new investments channelised through the exchange market after the decree takes effect.

Ministry of Finance and Public Credit. Decree 1802 of May 23, 2007 "Whereby provisions on pre-agreed operations are issued"

We make special emphasis on the following aspects contained in the decree with regard to pre-agreed operations:

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- In the fixed revenue market. It indicates that free occurrence and interference of other participants in the fixed revenue market is obstructed when the essential elements of a securities operation celebrated through a negotiation system are previously agreed. Except for the case in which the operation is done in a negotiation module on which the sale and purchase offer positions are exposed during a minimum time period and other requirements are complied with.

- In the stock market and in the bonds obligatory convertible in stock market. Free attendance and interference of other participants are not obstructed when essential elements of operations on stock or bonds convertible in stock are previously agreed to provided the conditions of the prior agreement are notified in writing to the Superintendence of Finance, the stock exchange or the negotiation system one month in advance.

- In public credit and debt handling operations performed by the Nation. Securities intermediaries from the market creators program for debt titles of the Nation may come to agreements with their customers for the distribution of those titles under public sales in the primary market or of debt handling operations.

- At auction operations. Free concurrence and interference of others is obstructed when there is participation in securities sale and purchase operations where essential elements of the operation have been previously agreed or when one or more persons have assumed the prior obligation to take a position in those sale and purchase operations that take place through public sales, auctions or public auctions made through stock exchanges.

- In cross operations. Free concurrence and interference of other participants is not considered obstructed by the intermediary who crosses operations in the development of commission contracts, provided that the positions are exposed in a negotiation module where the sale and purchase offer position are exposed during a minimum period of time and other requirements are complied with.

- In liquidity contracts. Free concurrence and interference of other participants in liquidity contracts referred to under Resolution 400 of 1995 are not considered obstructed, provided that the respective agreements do not cover individualised counterparts.

Ministry of Finance and Public Credit. Decree 2175 of June 12, 2007 "Whereby the administration and handling of collective portfolios are regulated".

It indicates that collective portfolios under the decree may only be administered by stock exchange brokers, trust companies and investment administrator companies. Pension and severance funds and voluntary pension funds, mutual investment funds, foreign capital funds and real estate investment funds are excepted from the application of the decree.

Some of the issues regulated are:

- Definition and classification of collective portfolios
- Constitution and administration of collective portfolios
- Investment policies
- Constitution of participations
- Valuation of collective portfolios and their participations
- Disclosing of Information
- Fusion and transference of collective portfolios
- Organs of the collective portfolio
- Liquidation process of collective portfolios
- Prohibitions and interest disputes.

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Ministry of Trade, Industry and Tourism. Decree 2179 of June 12, 2007 on delegation of competence of the Superintendence of Companies to Regional Administrations to hear about the re-organisation and judicial liquidation processes of the Insolvency System.

Under the criteria established in this decree and in conformity with the provisions of Law 1116 of 2006, Regional Administrations (Intendencies) of the Superintendence of Companies, shall hear about the re-organisation and judicial liquidation processes of the Insolvency System.

Ministry of Finance and Public Credit. Decree 2177 of June 12, 2007 "Whereby offer of securities abroad is regulated".

Some articles of resolution 400 of 1995 are modified and derogated by means of this decree. With regard to the exclusive securities public abroad:

- Article 1.2.4.68. is modified where one of the changes consists in indicating that "...Whilst the Government develops the faculty provided under paragraph 2° of paragraph a) of article 7° of Law 964 of 2005, different stock values offered according with the provisions under this section, shall not be susceptible of being negotiated in Colombia".

- Articles 1.2.4.69., 1.2.4.70., 1.2.4.71., 1.2.4.71.1 are derogated on the following issues: international practices that expedite placement of titles, authorisation request requirements, placement prospect and information obligation.

Finally, with regard to the simultaneous offer in international markets and in the local market:

- Article 1.2.4.72. is modified and one of the changes is as follows:: "For the effect of granting the authorisation, the Superintendence of Finance of Colombia may accept international practices that expedite placement of titles, including the price formation process and the term of the offer. The price formation process shall be understood as a procedure technically recognised for the effects provided under paragraph d) of article 41 of law 964 of 2005 and it may be advanced exclusively in the jurisdiction where the greater part of titles shall be offered".

- Articles 1.2.4.73 paragraph of the second section and 1.2.4.74 relative to the stock simultaneous offer with preferential dividend and with no right to vote.

Congress of the Republic. Law 1142 of 2007 "Whereby laws 906 de 2004, 599 de 2000 and 600 of 2000 are partially reformed and measures are taken for the prevention and repression (control) of criminal activities of special impact on the condition of living together and security of the citizens".

As the point of greater interest we may state that the aforementioned law modifies the Penal Procedure Code eliminating the list of crimes subject to suit, the usury penal type.

Ministry of Finance and Public Credit. Decree 2466 of June 29, 2007 "Whereby Régimen General de Inversiones de Capital del exterior en Colombia y de capital colombiano en el exterior" (General Regime for Inbound Capital Investments in Colombia and for Colombian Capital Abroad) is modified.

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By means of this decree the following modifications are made:

- The acquisition of participations in private capital funds is considered a direct investment in the country of capital from abroad.

- Investments made in institutional funds are excepted from the requirement of constituting a deposit in Banco de la República in legal currency, for an amount equivalent to 40% of the investment value.

- Banco de la República shall inform the Ministry of Trade, Industry and Tourism from time to time monthly data on investments.

Unidad Administrativa Especial de Información y Análisis Financiero –UIAF- (Financial Information and Analysis Special Unit). Resolution 062 of June 12, 2007 "Whereby professionals in foreign currency sale and purchase are imposed the obligation of reporting directly to the financial information and analysis unit".

The administrative action that came into force as of July 1st, 2007, determines a series of obligations of foreign currency exchange professionals, thus:

- Once the existence of a suspicious operation is determined, they shall report immediately and directly the UIAF.

- Within the first ten calendar days of the month following the quarter, they shall report they have not determined the existence of suspicious operations.

- Within the first 10 calendar days of the month following the quarter, they shall report all cash foreign currency sale and purchase transactions, denominated in foreign currency or their equivalent in pesos, or in other currencies, for an amount of USD 200 or greater.

- Within the first 10 calendar days of the month following the quarter they shall report all foreign currency cash sale and purchase transactions, denominated in foreign currency or their equivalent in Pesos, or in other currencies, made during the quarter by one same natural or juridical person and for an amount equal to or higher than USD 1000.

- Within the first ten calendar days of the month following the quarter, should the case be, they shall report absence of cash transactions.

- Non compliance with the obligations hereunder shall cause administrative fines and sanctions.

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OPERATIONS WITH STOCKHOLDERS AND ADMINISTRATORS

Operations made by the Corporation with its stockholders and administrators abide by the general policies of the entity. Such operations are duly detailed in the notes to the financial statements.

The Corporation states that according with the provisions of article 57 of Regulatory Decree 2649 of 1993, the information and statements that integrate the financial statements have been duly verified and obtained from the accounting records of the entity, prepared in conformity with accounting norms and principles established in Colombia.

PEDRO NEL OSPINA SANTA MARÍA
President

Note: the members of the Board of Directors welcomed the report presented by the President. It is placed on records that the information referred to under numeral 3 of article 446 of the Code of Trade was submitted, and admitted unanimously.

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Opinion and Financial Statements
As of June 30, 2007

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Deloitte.

STATUTORY AUDITOR'S REPORT

To the shareholders of
CORPORACION FINANCIERA COLOMBIANA S.A.

I have audited the general balances of CORPORACION FINANCIERA COLOMBIANA S.A. as of June 30th 2007 and December 31st 2006 and the related statements of results, of changes in the equity of the shareholders and of cash flows for the semesters then ending. Those financial statements are the responsibility of the Corporation Management and were prepared based upon accounting instructions issued by the Colombian Superintendence of Finance (Superintendencia Financiera de Colombia). One of the functions assigned to me is to render an opinion on these financial statements based upon my audits thereof.

I obtained the information necessary to comply with my functions and to carry out my work according with audit standards generally accepted in Colombia. Such standards require that I plan and conduct the audit to obtain a reasonable assurance on whether the financial statements are free of significant misstatements. Audit of financial statements includes an examination on a test basis, of the evidence that supports the amounts and disclosures of the financial statements. An audit also includes the assessing of the accounting practices used and the accounting significant estimates made by the Management, and the overall financial statements presentation. I believe that my audits provide reasonable basis for expressing my opinion.

In my opinion, the aforementioned financial statements, taken from the accounting books, reasonably present the financial position of CORPORACION FINANCIERA COLOMBIANA S.A. as of June 30th 2007 and December 31st 2006, the result of its operations, the changes in its equity, and its cash flows for the semesters then ended, in conformity with accounting guidelines and practices established by the Superintendence of Finance (Superintendencia Financiera), applied on a consistent basis.

Based upon my capacity as statutory auditor and the scope of my examinations as of June 30th, 2007 and December 31st 2006, I inform that accounting of the Corporation is carried in conformity with legal regulations and the accounting technique; operations recorded in the accounting books and the acts of Management were adjusted to the By-laws of the company and the decisions of the Shareholders Assembly and the Board of Directors; correspondence, account vouchers and minute and share registry books are duly kept and preserved; recording of provisions for goods received in payment, and the adoption of the Sistema de Administración de Riesgos de Mercado – SARM (Market Risks Management) were made, in all material aspects, in accordance with the criteria and proceedings established under Letter 100 of 1995 of Superintendence of Finance of Colombia; the management report is in good agreement with the basic financial statements, and contributions to Sistema de Seguridad Social Integral (Integral Social Security System) were duly and timely made. My evaluation of internal control, conducted with the purpose of establishing the scope of my audit tests indicates that the Corporation has followed adequate internal control and conservation and custody measures for its assets and those of third parties under its custody. My recommendations on internal controls have been stated in separate reports addressed to the Management.

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As indicated in Note 3, in compliance with the provisions of 1111 of 2006, Corficolombiana imputed as equity tax $3.071 million against the Equity Revalorisation account and $7.078 million against expenses of the period.

OSCAR DARIO MORALES R.
Statutory Auditor
Professional Card N° 3822-T
Member of Deloitte & Touche Ltda.
July 30, 2007.

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Financial Statements
January- June
2007

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CORPORACION FINANCIERA COLOMBIANA S. A.
General Balance Sheet
June 30, 2007 and December 31, 2006
(Stated in Millions of Colombian Pesos)

ASSET		AS OF: 30/06/2007 DD/MM/YYYY		AS OF: 31/12/2006 DD/MM/YYYY	
AVAILABLE	(Notes 4 y 24)	$	[illegible]	$	[illegible]
INTERBANK FUNDS SOLD AND RESALE AGREEMENTS (Note 5)			[illegible]		[illegible]
INVESTMENTS	(Notes 6 and 24)		[illegible]		[illegible]
Negotiable Debt Securities		[illegible]		416,707.3	
Negotiable Participative Securities		[illegible]		[illegible]	
To be held until maturity		[illegible]		[illegible]	
Available for Sale in Debt Securities		[illegible]		[illegible]	
Available for Sale in Participative Securities		[illegible]		[illegible]	
Investment Re-purchase Rights		[illegible]		[illegible]	
Minus: Provision		[illegible]		[illegible]	
LOAN PORTFOLIO	(Notes 7 and 24)		[illegible]		[illegible]
Commercial Loans, Other Guarantee		[illegible]		[illegible]	
Category A Normal		[illegible]		[illegible]	
Minus: Provision		[illegible]		[illegible]	
Minus: General Provision		[illegible]		[illegible]	
ACCEPTANCES AND DERIVATIVES	(Note 8)		[illegible]		[illegible]
Derivatives		[illegible]		[illegible]	
Rights		[illegible]		[illegible]	
Obligations		[illegible]		[illegible]	
ACCOUNTS RECEIVABLE	(Notes 9 and 24)		[illegible]		[illegible]
Interest		[illegible]		[illegible]	
Commissions and Fees		[illegible]		[illegible]	
Payment for Commercial Clients Account		[illegible]		[illegible]	
Other		[illegible]		[illegible]	
Minus: Provision		[illegible]		[illegible]	
REALIZABLE GOODS AND RECEIVED IN PAYMENT	(Note 10)		[illegible]		[illegible]
Goods received in payment Different from Housing		[illegible]		[illegible]	
Goods not used in the Social Purpose		[illegible]		[illegible]	
Depreciation		[illegible]		[illegible]	
Minus: Provision		[illegible]		[illegible]	
PROPERTY AND EQUIPMENT	(Note 11)		[illegible]		[illegible]
Land, Buildings and Ongoing Constructions		[illegible]		[illegible]	
Equipment, Furniture and Office Implements		[illegible]		[illegible]	
Computers		[illegible]		[illegible]	
Other		[illegible]		[illegible]	
Minus: Depreciation and Accumulated Amortization		[illegible]		[illegible]	
Minus: Provision		[illegible]		0.0	
OTHER ASSETS	(Notes 12)		[illegible]		[illegible]
Permanent Contributions		[illegible]		[illegible]	
Early Expenses and Deferred Charges		[illegible]		[illegible]	
Other		[illegible]		[illegible]	
Minus: Provision		[illegible]		[illegible]	
VALORIZATIONS	(Notes 6, 11 and 24)		[illegible]		[illegible]
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or with no quotation in Stock Exchange		[illegible]		[illegible]	
Property and Equipment		[illegible]		[illegible]	
DE-VALORIZATIONS	(Note 6)		[illegible]		[illegible]
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or with no quotation in Stock Exchange		[illegible]		[illegible]	
GUARANTY CAPITAL			0.0		0.0
TOTAL ASSETS AND GUARANTY CAPITAL		$	[illegible]	$	[illegible]
CONTINGENT ACCOUNTS CREDITOR PER CONTRA (Note 22)			[illegible]		[illegible]
DEBTOR CONTINGENT ACCOUNTS	(Note 22)		[illegible]		[illegible]
DEBTOR MEMORANDUM ACCOUNTS	(Note 23)		[illegible]		[illegible]
CREDITOR MEMORANDUM ACCOUNTS PER CONTRA (Note 23)			[illegible]		[illegible]
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS		$	[illegible]	$	[illegible]

LIABILITIES AND EQUITY		AS OF: 30/06/2007 DD/MM/YYYY		AS OF: 31/12/2006 DD/MM/YYYY	
DEPOSITS AND CURRENT LIABILITIES	(Notes 13 y 24)	$	[illegible]	$	[illegible]
Term Deposit Certificates		[illegible]		[illegible]	
Savings Deposits		[illegible]		[illegible]	
Other		[illegible]		[illegible]	
INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS (Note 14)			[illegible]		[illegible]
BANK LOANS AND OTHER FINANCIAL OBLIGATIONS (Note 15)			[illegible]		[illegible]
Entities Abroad		[illegible]		[illegible]	
ACCOUNTS PAYABLE	(Notes 16 and 24)		[illegible]		[illegible]
Interest		[illegible]		[illegible]	
Commissions and Fees		[illegible]		[illegible]	
Dividends and Surplus		[illegible]		[illegible]	
Other		[illegible]		[illegible]	
OTHER LIABILITIES	(Note 17)		[illegible]		[illegible]
Consolidated Labour Obligations		[illegible]		[illegible]	
Early Revenue and Deferred Payments		[illegible]		[illegible]	
Retirement Pensions		[illegible]		[illegible]	
ESTIMATED LIABILITIES AND PROVISIONS	(Note 18)		[illegible]		[illegible]
Labour Obligations		[illegible]		[illegible]	
Taxes		[illegible]		[illegible]	
Other		[illegible]		[illegible]	
TOTAL LIABILITIES			[illegible]		[illegible]
EQUITY			[illegible]		[illegible]
SOCIAL CAPITAL	(Note 19)		[illegible]		[illegible]
Divided in [illegible] Shares of Nominal Value $ 10.00 each					
RESERVES	(Note 20)		[illegible]		[illegible]
Legal Reserve		[illegible]		[illegible]	
Statutory and Occasional Reserves		[illegible]		[illegible]	
SUPERAVIT or DEFICIT			[illegible]		[illegible]
Non Realizable Profits or Losses in Inv. Available for Sale	(Note 21)	[illegible]		[illegible]	
Valorizations		[illegible]		[illegible]	
De-valorizations		[illegible]		[illegible]	
Equity Re-valorization		0.0		[illegible]	
PROFIT OF THE FISCAL YEAR			[illegible]		[illegible]
GUARANTY CAPITAL			0.0		0.0
TOTAL LIABILITIES, EQUITY AND GUARANTY CAPITAL	$		[illegible]		[illegible]
CREDITOR CONTINGENT ACCOUNTS	(Note 22)	$	[illegible]	$	[illegible]
Endorsement and Collateral		[illegible]		[illegible]	
Other Contingencies		[illegible]		[illegible]	
DEBTOR CONTINGENT ACCOUNTS PER CONTRA	(Note 22)		[illegible]		[illegible]
DEBTOR MEMORANDUM ACCOUNTS PER CONTRA	(Note 23)		[illegible]		[illegible]
CREDITOR MEMORANDUM ACCOUNTS	(Note 23)		[illegible]		[illegible]
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS		$	[illegible]	$	[illegible]
PROFIT PER SHARE (in Pesos)		$	[illegible]		[illegible]

See the notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER(*)
T. P. [illegible]-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. [illegible]-T
Member of Deloitte & Touche Ltda.
(See my opinion dated July [illegible] of 2007)

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained hereunder and that they have been faithfully taken from the accounting books

Continúa....

CORPORACION FINANCIERA COLOMBIANA S. A.
Profit and Loss Statements
June 30, 2007 and December 31, 2006
(Stated in Millions of Pesos)

		PERIODS BETWEEN			
		FROM 01-01-2007 DD/MM/YYYY	TO 30-06-2007 DD/MM/YYYY	FROM 01-07-2006 DD/MM/YYYY	TO 31-12-2006 DD/MM/YYYY
DIRECT OPERATING EXPENSES		$	420,238.2	$	920,076.2
Interest and Discount Amort Loan Portfolio and other Interest		46,032.2		8,804.7	
Profit on Valuation Neg Investments Debt Securities		0.0		45,492.7	
Profit on Valuation Neg Investments Participative Securities		27,692.6		10,772.6	
Profit on Investments Valuation to be held until Maturity		2,804.3		1,690.9	
Profit on Valuation Securities available for sale Debt Securities		19,793.3		10,824.1	
Profit Realised in Investments Available for Sale		0.0		605,610.6	
Comissions and Fees		7,005.2		7,820.9	
Profit on Valuation of Derivatives		258,613.1		236,687.7	
Profit on Valuation of Cash Operations		7,227.4		1,785.9	
Changes		37,787.3		44,448.8	
Profit on Sale of Investments		16,432.8		46,467.1	
DIRECT OPERATING EXPENSES			376,828.1		379,706.9
Interest, Amortised Premium and Discount Amortisation		51,728.8		63,658.1	
Loss on Valuation Negotiable Investments Debt Securities		9,698.7		0.0	
Loss on Negotiable Investments Participative Securities		32,221.2		0.0	
Loss Realised in Investments Available for Sale		683.9		0.0	
Commissions		3,182.3		4,651.0	
Loss in Valuation of Derivatives		196,930.3		223,283.1	
Changes		63,034.4		65,933.2	
Loss in Sale of Investments		11,239.7		17,227.2	
Loss in Valuation of Cash Operations		7,348.8		14,953.3	
DIRECT OPERATIONAL RESULT			44,460.1		540,369.3
OTHER REVENUES AND OPERATIONAL EXPENSES - NET			46,281.8		47,953.7
OPERATIONAL REVENUES	(Note 25)		82,766.3		80,671.6
Dividends and Participations		71,876.6		62,298.9	
Other		10,889.8		18,272.7	
OPERATIONAL EXPENSES			36,484.5		32,617.9
Personnel Expenses		13,062.9		15,220.3	
Other	(Note 26)	23,421.6		17,397.6	
OPERATING RESULT BEFORE PROVISIONS DEPRECIATIONS AND AMORTISATIONS			90,741.9		588,323.0
PROVISIONS			12,420.8		35,238.3
Investments	(Note 6)	11,413.1		32,763.0	
Loan Portfolio	(Note 7)	0.0		25.5	
Accounts Payable		156.7		824.3	
Property and Equipment		300.0		0.0	
Other	(Note 27)	552.0		1,625.5	
DEPRECIATIONS - OWN USE GOODS	(Note 11)		642.1		878.6
AMORTISATIONS			1,282.0		3,831.6
NET OPERATING RESULT			76,397.0		548,274.6
NON OPERATING REVENUE			35,681.7		23,688.4
Non Operating Revenue	(Notes 28)	35,681.7		23,688.4	
NON OPERATING EXPENSES			1,776.6		1,139.0
Non Operating Expenses		1,776.6		1,139.0	
NON OPERATING NET RESULT			33,905.1		22,549.4
PROFIT BEFORE INCOME TAX			110,303.1		570,823.9
INCOME TAX AND COMPLEMENTARIES	(Note 29)		5,040.0		12,546.0
PROFIT OF PERIOD		$	105,263.1	$	558,277.9

See the notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
CCOUNTING MANAGER (*)
T. P. 40995-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3422-T
Member of Deloitte & Touche Ltda.
(See my opinion dated July 30, 2007)

(*)The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained in these Financial Statements and that they have been faithfully taken from the accounting books

Continúa....

CORPORACION FINANCIERA COLOMBIANA S.A.
Cash Flow Statements
Periods that ended on June 30, 2007 and December 31, 2006
(Stated in Millions of Pesos)

		June 2007	December 2006
Cash Flows for Operation Activities:			
Net Profit of the Period	$	105,283.1	558,277.9
Adjustments to Conciliate Net Profit and Net Cash Provided in Operation Activities:			
Non Negotiable Investments Variable Income Provision		11,413.1	32,763.0
Loan Portfolio Provision		-	25.5
Accounts Receivable Provision		155.7	824.3
Goods Received in Payment Provision		413.4	1,476.4
Property and Equipment Provision		300.0	-
Other Assets Provision		138.6	7.7
Investment Provision Reimbursement		(4,739.8)	(4,618.2)
Loan Portfolio Provision Reimbursement		(9,305.4)	(59.9)
Accounts Receivable Provision Reimbursement		(169.1)	(614.6)
Accumulated Depreciation Withdrawal		(2,210.0)	(1,633.2)
Goods Received in Payment Provision Reimbursement		(72.6)	-
Other Assets Provision Reimbursement		(648.6)	(208.3)
Valuation of Investments, Net		(8,470.3)	(68,680.3)
Non Realised Earnings in Investments Available for Sale		(33,608.1)	(388,049.6)
Product of the Sale of Goods Received in Payment		97,961.7	11,674.0
Profit in Sale of Goods Received in Payment, Net		(16,842.6)	(4,932.2)
Profit in Sale of Property and Equipment, Net		(4,368.8)	(2,410.3)
Depreciations		842.1	878.6
Amortisations		1,282.0	3,931.6
Checked Profit		138,134.6	138,944.4
Income Received in Advance and Deferred Charges		(16,952.8)	(4,733.6)
Severance Pay Provision		182.2	256.6
(Decrease) Increase Estimated Liabilities and Provisions		(8,908.0)	1,818.1
Decrease Other Liabilities		(103.9)	(113.3)
(Decrease) Increase Accounts Payable		(19,537.3)	1,827.9
(Increase) Decrease Accounts Receivable, Net		(13,833.9)	1,741.1
Increase in Other Assets		(32,156.6)	(2,836.6)
Additions Goods Received in Payment		(77,873.2)	(1,038.6)
Severance Payments		(209.6)	(299.9)
Net Cash (Used) Provided in Operation Activities		(28,286.9)	135,462.8
Cash Flow of Investment Activities:			
Investments (Sale) Purchase		(105,876.7)	60,438.9
Profit in Sale of Investments, Net		(8,193.1)	(29,239.9)
Loan Portfolio Decrease		47,296.9	9,399.4
Acceptances and Derivatives Decrease (Increase)		6,610.4	(62,841.1)
Product of the Sale of Investments		147,092.1	96,109.2
Product of the Sale of Property and Equipment		9,666.3	4,161.3
Dividends Received in Cash		712.5	662.2
Acquisition of Property and Equipment		(362.4)	(638.9)
Net Cash Provided by Investment Activities		40,045.0	78,090.1
Cash Flow of Financing Activities:			
(Decrease) Increase Deposits and Current Liabilities		(134,499.6)	63,446.0
Increase (Decrease) Interbank Funds Purchased and Re-purchase Agreements		61,968.1	(109,525.4)
Decrease Outstanding Bank Acceptances		-	(1,369.0)
Increase (Decrease) Bank Loans and Other Financial Obligations		26,773.8	(43,306.2)
Dividends Paid		(70,257.3)	(102,263.6)
Equity Tax Payment		(3,071.7)	-
Net Cash Used in Financing Activities		(119,098.7)	(193,018.1)
(Decrease) Net Increase in Cash and Cash Equivalents		(107,350.6)	20,533.9
Cash at the Beginning of the Period		339,710.6	319,176.7
Cash at the End of the Period	$	232,360.0	339,710.6

See the notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER (*)
T.P. No. 40896-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
(See my opinion of July 30, 2007)

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained in these Financial Statements and that they have been faithfully taken from the accounting books

CORPORACION FINANCIERA COLOMBIANA S. A.
Statement of Changes in the Stockholders' Equity
Periods ended on June 30, 2007 and December 31, 2006
(Stated in Millions of Colombian Pesos)

	Social Capital	Legal Reserve	Statutory and Occasional Reserves: Fiscal Provisions	At the Disposition of the Assembly	Economic Promotion	Economic Capitalization	Total	Non Realized Profits in Investments	Valorizations	Equity Revalorization	Devaluations	Result of Former Periods	Profit of the Period	Equity of the Stockholders
Balance as of June 30, 2006 $	1,463.0	182,257.4	126,155.6	58,513.1	8.8	4.4	184,681.9	436,378.4	328,154.5	81,056.8	(47,707.2)	0.0	114,546.8	1,280,831.6
Transfer of results of the period to results of former periods	-	-	-	-	-	-	-	-	-	-	-	114,546.8	(114,546.8)	-
Liberation reserve for future distributions constituted in September 2005	-	-	-	(58,513.1)	-	-	(58,513.1)	-	-	-	-	58,513.1	-	-
Liberation Reserves on Investment Valorization (2004 Non taxable)	-	-	(15,727.5)	-	-	-	(15,727.5)	-	-	-	-	15,727.5	-	-
Reserve on valuation of investments Decree 2336/95	-	-	16,851.4	-	-	-	16,851.4	-	-	-	-	(16,851.4)	-	-
Reserve for future distributions	-	-	-	69,672.4	-	-	69,672.4	-	-	-	-	(69,672.4)	-	-
Dividend in cash of $698.00 per share on 146,299,711 shares (137,003,767 ordinary shares and 9,295,954 shares with preferential dividend and with no right to vote) shares subscribed and paid as of June 30, 2006. The dividend shall be paid in six (6) monthly installments.	-	-	-	-	-	-	-	-	-	-	-	(102,263.5)	-	(102,263.5)
Capitalization of the equity re-valorization account, of nominal value $10.00 at 1 ordinary share per 19 ordinary shares and 1 preferential share for 19 preferential shares of which they are holders at closing of August 25, 2006. Both for the ordinary shares and for the preferential shares, the unitary value of the shares that shall be delivered is established in $19,128.67.	77.0	77,688.2	-	-	-	-	-	-	-	(77,985.2)	-	-	-	-
Movement of the period	-	-	-	-	-	-	-	(388,049.8)	2,885.1	0.1	(1,420.3)	(0.1)	-	(386,585.0)
Profit of the Period	-	-	-	-	-	-	-	-	-	-	-	-	558,277.9	558,277.9
Balance as of December 31, 2006 $	1,540.0	259,945.6	127,279.5	69,672.4	8.8	4.4	196,965.1	48,328.6	331,039.6	3,071.7	(49,127.5)	0.0	558,277.9	1,090,261.2
Transfer of period losses to results of former periods	-	-	-	-	-	-	-	-	-	-	-	558,277.9	(558,277.9)	-
Liberation reserve for future distributions constituted in September 2006	-	-	-	(69,672.4)	-	-	(69,672.4)	-	-	-	-	69,672.4	-	-
Liberation of Reserves on Valuation of Investments (Non taxable Premiums)	-	-	(19,946.4)	-	-	-	(19,946.4)	-	-	-	-	19,946.4	-	-
Reserve on investments valuation Decree 2336/95	-	-	273,308.4	-	-	-	273,308.4	-	-	-	-	(273,308.4)	-	-
Reserve for future distributions	-	-	-	189,577.2	-	-	189,577.2	-	-	-	-	(189,577.2)	-	-
Payment of Equity Tax Art. 292 § 1.	-	-	-	-	-	-	-	-	-	(3,071.7)	-	-	-	(3,071.7)
Dividend in cash of $454.62 per share on 144,208,142 ordinary shares and 9,768,092 shares with preferential dividend and with no right to vote) subscribed and paid shares as of December 31, 2006. The dividend shall be paid in six (6) monthly installments of $75.77 each.	-	-	-	-	-	-	-	-	-	-	-	(70,257.3)	-	(70,257.3)
Dividend in shares of nominal value $10.00 for an amount of $746.77 per each share, on the 144,208,142 ordinary shares and 9,768,092 preferential shares subscribed and paid as of December 31, 2006. This dividend shall be paid in shares at 1 ordinary share for each 13.487837880 ordinary shares, and 1 share with preferential dividend per each 13.487837530 shares with preferential dividend, subscribed and paid as of December 31, 2006. Payment of the shares shall be made on April 30, 2007 to whom is a stockholder. In order to do so, a total of 11,403,030 new shares shall be issued, 10,683,878 ordinary shares and 725,150 preferential shares.	113.8	114,838.0	-	-	-	-	-	-	-	-	-	(114,752.8)	-	(0.0)
Movement of the period	-	-	-	-	-	-	-	(33,606.1)	(38,157.8)	-	(19,370.7)	-	-	(73,136.6)
Profit of the period	-	-	-	-	-	-	-	-	-	-	-	-	105,283.1	105,283.1
Balance as of June 30, 2007 $	1,653.8	374,783.6	380,641.5	189,577.2	8.8	4.4	570,231.9	14,722.5	292,881.8	0.0	(68,498.2)	0.0	105,283.1	1,311,029.3

See the notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER*
T.P. No. 40985-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3623-T
Member of Deloitte & Touche Ltda.
(See my opinion of July 30, 2007)

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements stated hereunder and that they have been taken faithfully from the accounting books.

Continúa....

CORPORACION FINANCIERA COLOMBIANA S.A.
Notes to Financial Statements
June 31th, 2007

Continúa....

CORPORACION FINANCIERA COLOMBIANA S. A.

Notes to the Financial Statements

June 30, 2007 and December 31, 2006

((Amounts stated in millions of Colombian Pesos, except anything to the contrary)

(1) Reporting Entity

Corporación Financiera Colombiana S.A., (hereinafter the Corporation) is a private financial institution, authorised by the Superintendence of Finance under Resolution dated October 18, 1961, commercial incorporated company, established according to Colombian laws on November 27, 1961 through public deed No. 5710 of Notary 1 of the circle of Cali; the term of the Corporation expires on October 2, 2051, and can be extended through an ordinary resolution of the Stockholders Assembly. It was modified through public deed No 3143 of September 26, 2001, where specific measures were adopted for the good governance of the Corporation.

With the purpose of capitalizing the Corporation in $20,000 million in July, 2003, the By-laws were amended and the authorised capital was increased from $800 million to $1,000 million and for this reason, it issued 20 million shares. With deed No. 12.364 of December 30, 2005, the merger between Corporación Financiera del Valle S.A. (absorbing company) and Corporación Financiera Colombiana S.A.(absorbed company), was formalised. In that same deed, the absorbing company modified its corporate name to Corporación Financiera Colombiana S.A., changed its domicile from the city of Cali to the city of Bogotá, and increased its authorised capital to $1.600 million.

Through the Stockholders General Assembly of March 7, 2006, record No 061, the reform to article 59 of the By-laws was made, with the purpose of establishing semi-annual accounting closings with cuttings as of June 30th and December 31st. Said amendment was entered into record through Public Deed No. 979 of March 22, 2006. The last annual accounting closing was made as of December 31st, 2005.

The corporate purpose of the Corporation is the mobilization of resources and the assignment of capital to promote the creation, reorganisation, merger, transformation and expansion of any type of companies, to participate in their capital and promote the participation of third parties in those companies, as well as grant them medium and long term financing and offer them specialized financial services that contribute to their development. These companies do not include companies subject to the control and supervision of the Superintendence of Finance, except financial service companies and credit establishments.

The Corporation has its main domicile in the city of Bogotá and operates through its 6 agencies and 4 offices in different cities of the country; as of June 30, 2007 the Corporation has no non-bank correspondents. It has 330 direct employees, 9 indirect employees and 43 temporary employees; it also has the following financial affiliates and subsidiaries: Leasing Corficolombiana S.A., Banco Corfivalle Panamá S.A., financial company abroad, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Proyecto de Energía S.A. General de Inversiones S.A., Valle bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Promotora Inmobiliaria la Esperanza S.A., Huevos Oro Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A . and Pizano S.A. The attached financial statements combine assets, liabilities and the results of the General Direction and its branch offices. The consolidated financial statements are prepared independently.

Continúa....

(2) **Main Accounting Policies**

(a) **Basic Accounting**

The accounting system used by the Corporation is causation, according to which revenues and expenses are recorded when caused, regardless of whether they have been collected or paid in cash.

Revenues, costs and expenses are recorded by the causation system, except as provided under Circular Letter 011 of 2002, issued by the Superintendence of Finance, with respect to the interest revenue that does not accrue on the commercial portfolio past due in excess of three months. These interests are credited to revenues when they are collected.

Interests and commissions collected in advance are recorded as deferred income.

(b) **Cash on Hand (Available)**

It records high liquidity resources of the Corporation such as: cash, deposits, in the Central Bank (Banco de la República), deposits in banks both in national and foreign currency and other national or foreign financial institutions.

Overdrafts in banking current accounts become liabilities in favour of the respective bank institution establishment and are reflected in the overdraft passive account in banking current account.

The value of cheques drawn by the Corporation, which have not been collected six months after drawn, are re-classified in the passive account of uncollected drawn cheques.

According to accounting instructions given by the Superintendence of Finance, Financial entities, in order to cover eventual losses generated by items pending to be clarified in banking reconciliations must provision non recorded extracted debit notes and accounted non extracted credit notes with more than 30 days for national currency and 60 days for foreign currency of permanence in said conciliations.

(c) **Inter-bank Funds Sold and Sale Agreements**

The following are classified under these items; (i) placements the Corporation makes in banking institutions using its excess liquidity during a maximum term of 30 days, (ii) placements received by the Corporation from other financial institutions under the same circumstances and (iii) transactions denominated over night made with foreign banks using funds of the Corporation in the hands of foreign financial entities. Yields of inter-bank funds sold and purchased are credited or charged as the case may be, as they are caused.

Placements made under the modality of the guarantee resale called "resale commitments of investments or negotiated portfolio" are recorded in the assets when the Corporation is the creditor; and in the liabilities under the denomination of resale commitments of investments or of negotiated portfolio, when the Corporation is a debtor. The difference between the amount delivered or initially received and the value finally received or delivered, is recorded as revenue or expense, as the case may be.

The Corporation considers inter-bank funds sold and resale agreements as cash equivalents for cash flow purposes.

(d) **Investments**

It includes investments acquired by the Corporation with the purpose of maintaining a secondary liquidity reserve, acquiring direct or indirect control of any financial sector company or technical services company, of complying with legal or regulatory regulations or with the exclusive purpose of eliminating or significantly reducing the market risk to which assets, liabilities or other financial statement elements are exposed.

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The way in which the different types of investments are classified, valued and recorded is as follows:

Classification	Term	Characteristics	Valuation	Accounting
Negotiable	Short Term	Securities acquired with the purpose of obtaining profits from price fluctuations.	They use fair exchange prices, reference rates and/or margins, which the Stock Exchange of Colombia estimates and publishes on a daily basis	The difference that shall appear between current market value and the immediately preceding one, is recorded as greater or lower value of the investment and its balancing entry affects the period results. From June 12, 2007, in compliance with External Circular Letter 014 of 2007 of the Superintendente of Finance of Colombia, investments are valuated at Market prices from the same day of their acquisition, tus, accounting of changes between acquisition cost and the market value of the investments is done from the purchase date.
To be Held Until Maturity	To maturity	Securities with respect to which the Bank has the serious purpose and the legal, contractual, financial and operating capacity to keep them to maturity.	Exponentially from the internal rate of return calculated at the time of purchase.	The present value is recorded as a greater value of the investment and its balancing entry is recorded in the results of the period.
Available for sale – debt securities	One year	Once the year is finished they may be re-classified in the above categories.	They use the fair exchange prices, reference rates and margins estimated and published daily by the Stock Exchange of Colombia.	Changes that occur in these low or minimum marketability securities or securities without any quotation are recorded according to the following procedure: - The difference between the present value on the evaluation day and the immediately prior day is recorded as a greater value of the investments with credit to result accounts. The difference between the market value and the present value is recorded as an accumulated non-realised profit or loss, within equity accounts.
Available for sale – participative securities	Without	With low or minimum marketability, with no quotation; securities held by the Bank in its capacity as controlling or parent company	Investments in participative securities are valuated according to the marketability index they maintain at their date of valuation, thus: Low or minimum marketability or with no quotation are valuated monthly and are increased or decreased in the share percentage of equity variations subsequent to the acquisition of investments, calculated based on the last certified financial statements. Said statements can not be older than six (6) months from the valuation date, or the most recent ones when known and issued with an opinion. Medium marketability are valuated daily based on the average price determined and published by the	Low or minimum marketability or with no quotation. -The difference between the market value or the updated investment value and the value for which the investment is recorded, is recorded as follows If greater, in the first instance it decreases the provision or de-valorisation until exhausting and the excess is recorded as a valorisation surplus If lower, it affects the valorisation surplus until exhausting and the excess is recorded as a de-valorisation. -When dividends or profits are

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Classification	Term	Characteristics	Valuation	Accounting
			stock exchanges, where negotiated. Such value corresponds to the average price weighted by the amount negotiated in the last five (5) days of negotiations. High marketability are valuated daily based on the last daily weighted average negotiation price published by the stock exchange.	distributed in kind, including those coming from capitalizing the equity re-valorisation account, the part recorded as surplus for valorisation is recorded with charge to the investment and surplus is reverted. In the case of dividends or profits in cash, the re-valorisation surplus is recorded as revenue, the surplus is reverted, and the amount of the dividends exceeding it must be recorded as a lower value of the investment. High and medium marketability The market value update of high or medium marketability securities or securities quoted in internationally recognised foreign stock exchanges is recorded as an accrued non realised profit or loss within equity accounts, with credit or charge to the investment. Dividends or profits distributed in cash or in kind, including those coming from the capitalization of the equity re-valorisation account, are recorded as revenues up to the amount that corresponds to the investor on profits or re-valorisation of the issuer equity recorded by the issuer from the date of acquisition of the investment, charged to accounts receivable.

Criteria for the valuation of investments

The determination of the value or exchange fair price of a security or title, must take into consideration all necessary criteria to guarantee the compliance with the investments evaluation purpose established in chapter I of Circular Letter 100 and in all cases, the following criteria:

- Objectivity. The determination and assignment of the exchange fair value or price of a security or bond must be carried out based upon technical and professional criteria that recognise the effects derived from changes in the behaviour of all the variables that may affect that price.

- Transparency and Representativeness. The exchange fair value or price of a security or bond must be determined and assigned with the purpose of disclosing a true, neutral, verifiable and representative economic result of the rights incorporated in the corresponding bond or security.

- Permanent evaluation and analysis. The exchange fair value or price which is assigned to a bond or security must be based on the permanent evaluation and analysis of market conditions, of issuers and of the corresponding issue. Variations in said conditions should be reflected in

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changes of the value or price previously assigned, with the periodicity established for investment valuation established in this norm.

- Professionalism. The determination of the exchange fair value or price of a bond or security must be based on the conclusions product of the analysis and study made by a prudent and diligent expert, intended for the search, attainment, knowledge and evaluation of all the relevant information available, so that the price determined reflects the amounts that would be reasonably received for its sale.

Periodicity for the Valuation and accounting record of the valuation.

Valuation of the investments must be done daily, except any provision to the contrary.

The necessary accounting records for the recognition of investment valuation must be done with the same frequency foreseen for the valuation.

Investment of investment mutual funds and trusts managed by fiduciary companies other than autonomous equities or of fiduciary commissions constituted to manage social security pension resources and of ordinary mutual investment funds and of especial investment mutual funds, must be valued at least monthly and the results recorded with the same frequency. However, if terms for rendering are lower, they must accept them.

Re-classification of investments

In order to keep an investment within any of the classification categories under chapter I of the External Circular Letter 100, the corresponding bond or security must comply with the characteristics or conditions of the investment type of which it is a part. At any time, the respective Superintendence may order the controlled company to re-classify a bond or security when it does not comply with the characteristics of the class on which it pretends to be classified on o that re-classification is required for a better disclosing of the investor financial situation.

Controlled entities may re-classify their investments in conformity with the following provisions:
<u>Re-classification of investments to be held until maturity to negotiable investments.</u>
There is occasion for re-classifying bonds or securities to be held until maturity to the negotiable investments category, whenever any of the following circumstances occurs:

<u>Re-classification of investments to be held until maturity to negotiable investments.</u>
Whenever any of the following circumstances occurs, there is occasion for re-classifying bonds or securities to be held until maturity to the negotiable investments category:

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- Significant deterioration in the conditions of the issuer, its parent company, its subordinates or its related offices.

- Changes in the regulation that hinder maintaining the investment.

- Merger processes which lead to re-classification or to the realisation of the investment, with the purpose of maintaining the previous position of interest rates risk or to adjust to the credit risk policy previously established by the resulting entity.

- Other events not foreseen in the preceding literals, prior authorisation by the corresponding Superintendence.

<u>Re-classification of investments available for sale to negotiable investments or to investments to be held until maturity.</u>

There is occasion to re-classify bonds or securities of the investment category available for sale, to any of the other two categories, when:

- The term foreseen in numeral 3.3 of Chapter 1 of the Accounting and Financial Basic Circular Letter 100, 1995 falls due.

- The investor looses its capacity as parent or controlling company, should this event involve the decision for investment disposal, or the main purpose to obtain profits due to short term price fluctuations, from that date.

- Should any of the circumstances provided under numeral 4.1 of Chapter 1 of the Basic Accounting and Financial Circular Letter 100, 1995 be present.

When investments to be held until maturity or investments available for sale are re-classified to negotiable investments, valuation and recording regulations shall be taken into account of the latter. Consequently, non realised profits or losses must be recognized as revenues or expenses on the day of re-classification.

In the events on which an investment is re-classified, the corresponding entity must inform the respective Superintendence on the re-classification made, not later than ten the (10) calendar days following the date of the re-classification, indicating the reasons that justify that decision, and specifying its effects in the result statement.

Bonds or securities re-classified with the purpose of being part of negotiable investments can not be re-classified again.

Provisions or Losses on account of credit risk

The price of debt securities or securities, as well as the price of participative securities or securities with low or minimum marketability or with no quotation, must be adjusted in each valuation date based on the security (credit risk) rating, in conformity with the following provisions.

Except for the exceptional cases established by the Superintendence, internal or external debt bonds or securities issued or guaranteed by the Nation, those issued by the Central Bank - Banco de la República, and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras – FOGAFÍN, shall not be subject to the provisions of this numeral.

Issuing bonds or securities or issuers with external ratings

Debt securities or bonds with one or several ratings granted by external qualifiers recognised by the Superintendence of Finance, or debt securities or bonds issued by entities rated by these qualifiers can not be recorded for an amount exceeding the following percentages of their net nominal value of amortisations made until the valuation date:

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Qualification LONG TERM	Maximum Value %	Qualification SHORT TERM	Maximum value %
BB+,BB,BB-	Ninety (90)	3	Ninety (90)
B+,B,B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD,EE	Zero (0)		

Issuing securities or bonds or non qualified issuers

For debt securities or bonds/ securities with no external rating, for debt securities or bonds/ securities issued by entities which have not been rated or for participative securities or bonds/ securities, the provision amounts shall be determined base on the methodology determined by the investor entity. Said methodology should be previously approved by the Superintendence which controls the respective entity.

Investor entities with no internal methodology approved to determine provisions to which this numeral refers to, should be subject to the following aspects:

Category	Risk	Characteristics	Provisions
A	Normal	Meet the terms agreed in the share or title and count on an adequate payment capacity of capital and interests.	Does not proceed.
B	Acceptable	It corresponds to issues which present uncertainty factors which could affect the capacity to continue with the adequate compliance of debt services. In the same way, its financial statements and other available information, present weaknesses which could affect its financial situation.	The net value can not be superior to eighty (80%) percent of its net nominal value of amortisations carried out up to date of evaluation for debt securities and the acquisition cost in the case of participative securities.
C	Valuable	It corresponds to issues which present high or medium non compliance probability in the timely payment of capital and interests. In the same way, its financial statements and other available information, show weaknesses in its financial situation which involve the investment recovery.	The net value can not be higher than sixty (60%) percent of its net nominal value of amortisations carried out up to the evaluation date for debt securities and of the acquisition cost in the case of participative securities.
D	Significant	It corresponds to those issues which present a break of terms agreed in the title, as well as its financial statements and other available information, present increased weaknesses in its financial situation, and the probability to recover the investment is highly doubtful.	The net value can not be superior to forty percent (40%) of its net nominal value of amortisations carried out up to the evaluation date for debt securities and the acquisition cost in the case of participative securities.
E	Uncollectible	According to the financial statements and other available information, issuers consider that the investment is uncollectible. In the same way, it is considered uncollectible if financial statements are not presented less than six (6) months counted from the evaluation date.	Investment value should be totally provisioned.

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Investments Repurchase Rights

It belongs to restricted investments which represent a collateral guarantee of investment repurchase commitments.

In relation to shares or debt securities negotiable investments, they are entered in the books for the transference value at the moment of funds collection and they are updated at the market value; variations presented between this and the last recorded value, are recorded in result accounts to profit or loss, accordingly.

In relation to investments to be held to maturity, they are entered in the books for the transference value at the time of funds collection and they are updated by earnings causation up to its redemption or maturity with a payment to profits and losses.

(e) <u>Loan portfolio</u>

It records credits under the different authorised modes. Resources used in the granting of credits result from own resources, public resources in the mode of deposits and other external and internal financing sources.

Loans are entered in the books for the disbursement value, except for "factoring" portfolio purchases, which are recorded at cost.

With the effect of the External Circular 011, 2002 of the Superintendence of Finance, principles and general criteria which the controlled entities should adopt in order to adequately maintain credit risks which are implicit in credit assets, are established. It defines credit modes, determines qualifications according to the risk perception which the same operations have.

In the same way, it is established that an adequate administration of the credit risk should be kept, for which each entity should develop a credit risk administration system (SARC), in which clear and accurate policies should be established. Those policies should define the criteria under which the Corporation in general, should evaluate, qualify and control credit risks. In the same way it defines corporate or control government instances which should adopt the policies and mechanisms which are necessary to guarantee the strict compliance of minimum instructions which are established. With External Circular 020, 2005, the Superintendence of Finance adopts the MCR commercial portfolio reference model incorporated to Chapter II of Circular 100, which should be applied for all entities watched and subject to SARC from July 1st, 2007.

Loan portfolio structure includes two (2) credit modes:

Consumption
It is understood that consumption credits are those granted to natural persons whose purpose is financing the acquisition of consumption goods or services payment not for commercial nor entrepreneurial purposes.

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Commercial

Are credits granted to natural or legal persons for the development of organized economic activities different from micro-enterprises.

(f) Portfolio Sanctions

Loan portfolio is susceptible to sanctions when on the opinion of the Management it is considered as uncollectible or of remote or uncertain recovery, after the exhaustion of the corresponding collection actions, in conformity with the opinions rendered by the lawyers and collection entities, previously approved by the Board of Directors.

(g) Provision for Loan portfolio

Provisions shall be made to be charged to the profit and loss statement, as follows:

General Provision

A provision of one per cent (1%) of the total gross portfolio.

Individual Provision

Without prejudice to the general provision, individual provisions for the protection of credits under risk categories ("A", "B", "C", "D" and "E") shall have as a minimum, the following percentages:

Commercial and Consumer

Category	Capital	Interest and Other Concepts	Capital	Interest and Other Concepts
A - Normal	1 %	1 %	1%	1%
B - Acceptable	3.2 %	3.2%	3.2%	3.2 %
C - Appreciable	20%	100%	10%	100 %
D - Significant	50%	100%	20%	100 %
E - Uncollectible	100%	100%	30%	100 %

From October 2001, housing credits must maintain a provision on the guaranteed part, in the corresponding percentage according to the rating. Provision on the non-guaranteed part shall be of one hundred per cent (100.0%) from the date on which the obligation receives a "B" rating (acceptable).

If during two (2) consecutive years, the credit remains under category "E", the provision percentage on the guaranteed part shall be increased to sixty per cent (60.0%). Should one (1) additional year elapse under these conditions, the provision percentage on the guaranteed part shall be increased to one hundred per cent (100.0%).

Alignment Rules

When the Corporation rates in "B", "C", "D" or "E" any of the credits of a debtor, it carries to the higher risk category all other credits or agreements of the same type granted to that debtor, except when the debtor demonstrates the Superintendence of Finance the existence of valid reasons for rating them in a lower risk category.

Own ratings shall be aligned with those of other financial institutions when at least two of them establish a higher risk rating and with balances in favour of creditor represent at least twenty per cent (20%) of the respective credits in accordance with the last information available at the risk central office. In such case, a maximum discrepancy of one level of difference in the rating shall be accepted.

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When the Superintendence of Finance rates in "B", "C", "D" or "E" any of the credits of a debtor, its other credits of the same type are brought to the same rating.

Effect of Suitable Guarantees on the Constitution of Individual Provisions

Credit collateral support only the credit capital; consequently, balances to be amortised of credits supported by collateral with a suitable guaranty character, are supplied in the percentage corresponding to the credit rating, applying such percentage to the difference between the value of the unpaid balance and seventy point zero per cent (70.0%) of the value of the guaranty.

Non-Mortgage Security

Time in Default	Percentage of Coverage
0 - 12 months	70%
More than 12 months to 24 months	50%
More than 24 months	0%

Mortgage Security or Mercantile Trust

Time in Default	Percentage of Coverage
0 - 18 months	70%
More than 18 months to 24 months	50%
More than 24 months to 30 months	30%
More than 30 months to 36 months	15%
More than 36 months	0%

Individual provisions of the portfolio rated under risk categories "A" and "B" are constituted without deducting the value of the suitable guaranties.

Collateral securities on trade or industrial establishments of the debtor, mortgage securities on properties where the corresponding establishment operates, and guaranties on real estate by destination that are part of the corresponding establishment are taken at zero per cent (0.0%).

Provisions with respect to Creditors' Universal Meeting Processes

With respect to credits on the account of persons admitted in creditors' universal meeting processes, they are immediately rated in category "E" being subject to the constitution of provisions, suspension of causation of revenues and other concepts foreseen for this category.

Credit rating and the provisions constituted shall be maintained until the bankruptcy declaration agreement is approved. Should this agreement have the purpose of recovering and conserving the company, they may be re-rated as category "D" from the date on which the agreement is made. Provisions may only be gradually reversed during the following year to approval, by means of monthly aliquot parts, until reaching fifty per cent (50.0%) of the total value of capital.

Should the agreement to recover the company be approved before the following year to the admission to the concordat, credits may be re-rated to category "D" and the provisions are immediately adjusted to fifty per cent (50%) of the credit value if their value is lower. Otherwise, they shall be reversed within the following year.

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(h) **Acceptances and Derivatives**

Bank Acceptances

It records the value of bank acceptances created by the Corporation on account of its clients and those created on its account by its agents. It also records contracts celebrated by the Corporation, of operations with derivatives, as forwards, carrousel or futures, swaps and options.

Bank acceptances have a maturity date of up to one (1) year and they may only be originated in importation and exportation transactions of goods or purchase-sale of movables in the interior.

At the time of acceptance of bills of exchange, their value is recorded simultaneously with assets and liabilities, as "on term bank acceptances" and if not submitted at their maturity for collection, they are rated under the heading "bank acceptances after the term". If when payment is made they have not been covered by the purchaser of the merchandise, they are re-rated at the loan account "covered bank acceptances".

After maturity, bank acceptances are subject to the cash reserve established for exigibilities (current liabilities) at sight/on presentation and before thirty (30) days.

Derivatives

The Board of Directors is in charge of fixing and approving policies, objectives and procedures for the administration of risks inherent to the operations with derivatives, and establishes the criteria under which they shall be implemented.

According to Chapter XVIII of External Letter 100 of 1995, the Corporation appreciates and enters into books derivatives daily.

Formalisation of Derivative Operations:

- Derivatives are financial operations exercised in the future, with conditions determined by the parties that intervene in them, and that are formalised in an agreement or a commitment letter duly subscribed that must expressly contain at least the rights and obligations of each of the parties entailed in the operation, and the conditions of mode, time and place for their compliance, legalised by officials authorised to do so, except in the case of operations carried through a Stock Exchange or Futures subject to state vigilance, in which case the Stock Exchange own rules apply.
- In the case of carrousel operations, the parties that intervene in each of the stages of the operation subscribe an agreement or letter of commitment.

Existing Risks when Operations with Derivatives Take Place

Operations with derivatives are financial operations and as such are subject to evaluation for solvency, market, counterpart, operational and legal risks.

Solvency Risk

Is the loss contingency for deterioration in the financial structure of the issuing bank or guarantor of a security that may generate a decrease in the investment value or in the payment capacity, total or partial, of the investment yield or investment capital.

Market Risk

Market risks depend on the asset, rate or reference index behaviour. In this aspect by-products are similar to any other financial product, as bonds or accounts receivable denominated in other currencies, which value depends on interest rates and exchange rates. Notwithstanding, relations that

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determine the value of the derivatives are in general more complex and less known that those of the most traditional financial products.

Counterpart Risk

Along the term of a derivative, its economic value or market value changes in accordance with the fluctuations of the financial product negotiated, generating profits to one of the parties of the contract and losses to the other. When for any reason the non favoured party by the evolution of the derivative market value does not comply with its contractual obligations, a loss shall be generated to the other party; the risk for this loss is known as the counterpart risk

Operational Risks

Operational risks arise from deficiencies in some aspect of the execution of a derivative program. Causes for operational risks are similar to those that may occur when handling more traditional financial instruments, but due to the complexity of derivatives, it is more difficult to prevent; among these causes are failure in management contracts, information systems, bad settlements, incompetence or human error.

Juridical Risk

The accelerated development and the constant evolution of derivatives oblige to operate within a complex and frequently uncertain legal environment. The legal risk is defined, among others, as that resulting from the possibility that to contracts representative of operations with derivatives, enforceability is not recognised. There is no standard way to quantify this risk.

Parameters chosen for the Appraisal

Methodologies for the appraisal of derivatives are flexible and pursue the development of mechanisms for the evaluation and permanent control of specific risks of said operations.

Parameters chosen shall be maintained during the fiscal term; if for the next fiscal term the entity wishes to modify these parameters, the entity shall so inform the Superintendence of Finance at least one month in advance.

Time limit for making Operations with Derivatives

All operations with derivatives must be made with a term of more than three (3) business days from the date agreed as the beginning of the operation and the date of compliance or settlement, except for those purchase and sale operations regulated by the Board of Directors of Banco de la República under Resolution 4 of 1999, of which compliance date for their execution shall be within the immediately following two business days.

(i) **Current Goods and Received as Dation in Payment**

It records the value of goods received by the Corporation in payment for unpaid balances from credits to its favour.

Goods received as dation in payment represented in real estate are received based on a commercial valuation technically determined, and personal estate, stock and shares, based on the market value.

Goods received as dation in payment represented in securities are valued and recorded in accordance with the provisions of Chapter 1 of Circular Básica Contable y Financiera (Basic Accounting and Financial Letter) 100 of 1995, on investments.

For the registration of the goods received as dation in payment the following conditions are taken into account:

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- The initial registration is made in accordance with the value determined in the legal award or that agreed between the debtors.

- When the good received as dation in payment is not in alienation conditions, its cost is increased with the necessary expenses incurred for the sale.

- If between the value for which the good is being received and the value of the credit to be paid, a balance to the favour of the debtor results, this difference is entered in the books as an account payable; should the value of the good not be sufficient to pay for the full obligation, a provision equivalent to the difference shall be constituted.

(j) **Current Goods and Received as Dation in Payment Provision**

Individual provisions for real estate are constituted applying the model developed by the Corporation and approved by the Superintendence of Finance. The model estimates the maximum expected loss in the sale of the goods received as dation in payment, in accordance with its recovery history for goods sold, the inclusion of expenses incurred in the receipt, maintenance and sale of them and the grouping of them in common categories in order to estimate the provision base rate. This rate shall be adjusted monthly until reaching eighty per cent (80%) of the provision.

For personal estate, a provision equivalent to thirty five percent (35%) of the acquisition cost of the good received in payment is constituted within the following year to the reception of the good, that shall be increased in the second year in an additional thirty five per cent (35%) up to seventy per cent (70%) of the value in books of the good received in payment before the provisions.

Once the legal term for the sale has expired without an extension being approved, the provision shall be of one hundred per cent (100%) of the remaining value in books. Should an extension be granted, thirty per cent (30%) of the provision may be constituted in the term of it.

With respect to the provisions of the movable BRDPs that correspond to investment securities, they shall be constituted under the criteria established in chapter I of Circular Básica Contable y Financiera 100 of 1995.

(k) **Properties and Equipment**

It records tangible assets acquired, built or in the importation, building or assembly process, used permanently in the development of the business and with a useful life exceeding one (1) year. It includes direct and indirect costs and expenses caused as of the date on which the asset is in use conditions.

Additions, improvements and extraordinary repairs that significantly increase the useful life of the assets, are recorded as a greater value; disbursements for maintenance and repair made for the conservation of these assets shall be charged to expenses, as caused.

Depreciation is recorded using the straight line method and according to the number of useful life years estimated of the assets. Annual depreciation rates for each asset item are as follows:

Buildings	5%
Fixtures and equipment	10%
Computers	20%
Vehicles	20%

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(l) **Branch Offices and Agencies**

It records the movement of the operations carried out between the General Direction and the Agencies.

Balances are conciliated monthly and resulting pending entries are regularised in a term not greater than thirty (30) calendar days.

As of the closing of accounts, net balances are re-rated that reflect sub-accounts of branch offices and agencies, to active or passive accounts and income and the corresponding expenses are recognised.

Other Assets

(m) **Prepaid Expenses**

Advance expenses correspond to disbursements incurred by the Corporation in the development of its activity. Benefit is received during various periods; they may be recoverable and suppose the successive execution of the services to be received.

Amortisation is carried out as follows:

- Interests are caused during the prepaid period.
- Insurance during the term of the policy.
- Maintenance of equipment and computer programs (software) during the contract term.
- Connection insurance during the period on which services are received.
- And other anticipated expenses during the period on which services are received or costs or expenses are caused.

(n) **Deferred Charges**

Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible to recovery. Amortisation is recognised from the date on which they contribute to income generation.

- Refurbishes in a period not exceeding two (2) years.
- Software in a period not exceeding three (3) years.
- Notwithstanding, when the programs are of an advanced technology and constitute a global platform that allows the future growth of the entity in accordance with the progress of the market, and with development or acquisition costs greater than 30% of the technical equity of the corresponding entity, including hardware and prior opinion of the Superintendence of Finance, it may be deferred to five (5) years from the moment on which each product begins its productive stage, by means of a gradual and ascending program with percentages of 10%, 15%, 20%, 25% and 30%, respectively, or by means of equal aliquots,
- Expenses incurred in the research and development of studies and projects shall be deferrable, provided that attributable expenses may be identified separately and their technical feasibility has been demonstrated, their amortisation shall be done in a period of not more than two (2) years
- Deferred charges resulting from refurbishing shall be amortised in a period not greater than two (2) years.

Deferred Charges resulting from improvements to rented properties shall be amortised in the period which is less between the term of the corresponding contract (excluding extensions) and its likely useful life.

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- Office utensils and stationary in accordance with actual consumption.
- Property tax during the prepaid fiscal term.
- Deferred charges resulting from advertising and propaganda shall be amortised during a period equal to the period established for the accounting period, this is, during three (3) months should the period be quarterly, during six (6) months should it be semi-annual or during twelve (12) months should it be annual, provided disbursements exceed the value of twenty (20) monthly minimum wages. Notwithstanding, for advertisement and propaganda expenses that correspond to promotion campaigns carried out as a result of the constitution of the Entity or originated for the launching of new products or due to a change in the brand name or in the name of the institution or its products, the amortisation period shall not exceed a three (3) years term; at all events they shall only be deferred during the aforementioned period, expenses incurred within the following six (6) months to the occurrence of the situations referred.

  Disbursements corresponding to occasional advertisement and propaganda shall not be susceptible to be deferred, independently from their amount.
- Contributions and affiliations, during the corresponding prepaid period.
- Fees paid for by-products during the contract period.
- Profits and losses for an adjustment of investment valuation in accordance with resolution 1227 of July 2006 shall be amortised for one year from July 18th, 2006.
- The remaining concepts are amortised during the disbursement recovery estimated period or of attainment of the expected benefits.

(o) Rights in Trusts

Recorded within other assets, it includes rights generated by virtue of the celebration of mercantile trust contracts that give the trustor or beneficiary the possibility to exercise them in accordance with the formal act or the law.

Trust rights were adjusted for inflation to December 31st, 2000 in accordance with the nature of the conveyed good.

According to the type of asset, they are subject to the evaluation rules and provision constitution and for statutory ceilings.

(p) Valorisations

Assets object of valorisation:

- Investments available for sale in participative securities.
- Properties and equipment, specifically real estate.
- Art and cultural goods.

Posting:

Investments available for sale in participative securities, in the event that the updated investment value with the participation corresponding to the investor is higher than the value by which the investment is recorded, the difference shall first affect the provision or de-valorisation until exhausted and the excess shall be recorded as a valorisation surplus.

Valorisations of real estate are determined confronting real estate net cost with the value of commercial appraisals made by persons or firms of recognised specialty and independence.

In the event of a de-valorisation, according to caution standards, a provision is constituted for each property individually considered.

Continúa....

Valorisation of art and cultural goods is recorded taking into account the conservation condition of the works of art, its originality, size, technique and quotation of similar works.

Valorisations of goods received in payment (payment in kind) are recorded in memorandum accounts.

(q) **Inter-bank Funds Purchased and Re-purchase Agreements**

It records funds obtained by the Corporation from other financial entities directly, secured or not with its investment portfolio or its loan portfolio, with the purpose of complying with transitory liquidity requirements. The maximum time to cancel these operations is of thirty (30) calendar days. Operations not cancelled within the time indicated, shall be recorded in bank credits and other financial obligations except for those celebrated by Banco de la República (Central Bank) to regulate the economy liquidity by means of monetary contracting operations and those conducted by Fogafin in the development of support operations to inscribed entities.

The difference between the present value (cash receipt) and the future value (re-purchase price) constitutes a financial expense.

(r) **Anticipated Income**

Anticipated income corresponds mainly to interest and fees received in advance on the part of the clients resulting from loan portfolio operations; these interests are amortised to results based on its causation, also income for good sales on credit are recorded, that result on income as they are collected.

In cases when as a result of re-structuring agreements or any other type of agreement, capitalisation of interest recorded in memorandum accounts or of sanctioned portfolio balances including capital, interest and other concepts, as interest generated in the future for these concepts is contemplated, they shall be recorded as a deferred payment and its amortisation to capital shall be done proportionally to values actually collected.

(s) **Retirement Pensions**

The provisions of Decree 1517 of August 4, 1998 are applied, that allow an annual increase of the amortised percentage of the actuarial calculation. That annual provision is increased rationally and systematically, in order that as of December 31st, 2010 one hundred per cent (100%) of the corresponding calculation is amortised. From then, amortisation is said percentage shall be maintained.

Payment of retirement pensions is charged to the constituted provision.

(t) **Income Tax**

The expense for income tax is determined based on taxable revenue or presumptive revenue whichever is greater, on which the corresponding tax rates are applied. The Corporation pays taxes for presumptive revenue calculated on the taxable liquid equity.

(u) **Estimated Liabilities and Provisions**

The Corporation records provisions to cover estimated liabilities, taking into account that:

- An acquired right exists and consequently, a contracted obligation.
- Payment is enforceable or probable and
- The provision is justifiable, assessable and verifiable.

Continúa....

In the same way, it records values estimated resulting from taxes, contributions and affiliations.

(v) Conversion of Transactions in Foreign Currency

Operations in foreign currency different to the Dollar, are converted to Dollars of the United States, and then re-stated to Colombian pesos, at the rate of exchange of the market representative rata calculated on the last business day of the month. As of June 30th, 2007 and December 31st, 2006, the rates were $ 1.960.61 and 2,238.79 respectively. (Amounts in Colombian Pesos).

(w) Acknowledgement of Revenue for Financial Yield

Revenues for financial yield and other concepts are acknowledged when occasioned, revenues originated from:

Credits rated in "C" appreciable risk or in categories of greater risk, or when they complete ninety one (91) days for commercial and sixty one (61) days for consumer and micro-credit.

These financial yields are controlled in debtor contingent accounts and are recorded as income, when effectively collected.

For interest capitalisation, their record is done in the deferred payment account and income is recognised as effectively collected.

(x) Contingent Accounts

Operations by means of which the Corporation acquires a right or assumes an obligation, that are conditioned to the occurrence or non occurrence of a fact, depending of future, eventual or remote factors, are recorded in these accounts. Financial yield is recorded within debtor contingencies from the time on which the causation is suspended in loan portfolio accounts.

(y) Memorandum Accounts

Operations with third parties that due to their nature do not affect the financial standing of the Corporation are recorded in these accounts. Also included are fiscal memorandum accounts where figures for the preparation of tax statements are recorded; it also includes registration accounts used for fiscal effects, of internal control or management information.

(z) Net profit per Share

In order to determine net profit per share, the Corporation uses the weighted average of subscribed stock by their circulating time during the accounting period. As of June 30, 2007 and December 31, 2006, the weighted average of circulating stock was 157.792.069 and 150.875.481 respectively.

(aa) Cash Flow Status

As provided under Article 120 of Decree 2649, the Corporation prepares the cash flow statement using the indirect method that includes the conciliation of the year net profit and cash provided by operation activities.

Continúa....

(bb) Main differences between Especial Norms and Accounting Norms Generally Accepted in Colombia

Especial accounting norms established by Superintendence of Finance present some differences with accounting norms generally accepted in Colombia, as follows:

Properties, Plant and Equipment

Generally accepted accounting norms determine that at the closing of the period, the net value of properties, plant and equipment, with an adjusted value that exceeds twenty (20) legal minimum monthly wages, shall be adjusted to its realisation value or to its current value, recording the necessary appreciations and provisions, whilst especial norms do not present conditions for this type of assets.

Bonus on Share Placing

The especial norm provides that the bonus in share placing is recorded as part of the legal reserve meanwhile the generally accepted norm indicates that it has to be recorded separately within the equity.

Adjustment for Inflation

As of December 31st, 2006 the generally accepted accounting norm established that in order to renew the effect of inflation, non monetary assets should be adjusted. This norm was derogated through Decree 1536 of 2007.

(3) Changes in policies and accounting estimates

- The Stockholders Assembly of March 7th, 2006 decided to modify from 2006, the Corporation accounting period from an annual closing as of December 31st, to two semi-annual closings as of June 30th and December 31st.

- The Superintendence of Finance by means of Resolutions 1227, 1822 and 1907 of July and October 2006, established an adjustment and valuation margin updating methodology for only once on July 18th, 2006 for securities different to TES Class B, particularly securities issued by Fogafin, public debt securities different to TES of an order different to the national order, securities issued by banks, securities issued by real sector entities, other credit securities and securities issued by financial institutions. Losses or profits produced as a result of the valuation made in accordance with the methodology established under the resolution may be deferred and amortised during one year in daily aliquots from July 18th, 2006. The effects of the application of this Resolution appear in notes 7 and 13.

- According to article 25 of Law 1111 of 2006, equity tax taxpayers may charge the tax value against the Equity Re-Valorisation account without affecting the Result Status. The Corporation complied with the provisions of this norm and affected the Re-Valorisation account in $3,071.7 and the difference of $7,078.7 was recorded as an expense. As of December 31st, 2006 this tax was included within the results as expenses of the period.

- By means of External Circular Letter 3 of 2007 Banco de la República regulated the marginal cash reserve on the amount of each type of exigibility in legal currency exceeding the level recorded on May 7, 2007. Percentages to be applied are 27%, 12.5% and 5% for exigibilities provided under paragraphs a), b) and c) of article 2 of External resolution 19 of 2000, respectively.

Continúa....

(4) Available

		June 2007	December 2006
Legal currency			
Banco de la República	$	36,510.8	46,488.6
Banks and other financial entities		49,401.6	111,200.8
		85,912.4	157,689.4
Foreign currency:			
Cash		4.8	10.6
Banco de la República		12.2	14.0
Banks and other financial institutions		4,516.7	4,656.9
		4,533.7	4,681.5
		90,446.1	162,370.9
Provision		(51.2)	(154.9)
	$	90,394.9	162,216.0

No other restrictions on the available existed different to the cash reserve deposited in Banco de la República.

The provision recorded corresponded to debit notes pending to be recorded, greater than 30 days as of June 30, 2007 and December 31st, 2006 was of $51.2 and $154.9 respectively. During the first semester of 2007 a provision for $103.7 was refunded.

(5) Inter-bank Funds Sold and Resale Agreements

		June 2007		December 2006		
		Balance	Rate	Balance	Rate	
Investment Resale Commitments	$	8,507.9	9.75	185.1	7.61	*
Sold Inter-bank Funds		5,900.0	9.20	-	-	*
Over Night Operations		127,557.2	7.50	177,309.5	5.35	**
	$	141,965.1		177,494.6		

* It corresponds to the weighted average rate of operations in force in legal currency as of the closing of the period.
** It corresponds to the weighted average rate of operations in force in foreign currency as of the closing of the period.

The aforementioned amounts are not subject to restrictions or limitations.
Should a non compliance occur, the Corporation is supported with the transference in ownership of the negotiated securities. During the fiscal periods corresponding to June 2007 and December 2006 no non-compliances occurred.

(6) Investments

	June 2007	December 2006
Negotiable in Debt Securities		
Internal public debt securities issued or guaranteed by the Nation:		

Continúa....

		June 2007	December 2006
Treasury Securities	$	54,994.4	158,749.1
Peace Solidarity Bonds		652.0	-
Emcali Bond		20,153.4	20,541.2
Debt Reduction Securities		28,755.2	17,660.9
Tax Return Securities -TIDIS		5,551.1	604.6
TES Law 546		56.9	65.5
		110,163.0	197,621.3
External public debt securities issued or guaranteed by the Nation:			
Republic of Colombia bonds		13,692.0	20,572.7
		13,692.0	20,572.7
Other public debt securities:			
District Bonds		1,814.1	7,822.1
Acueducto de Bogota Bonds		-	576.5
		1,814.1	8,398.6
Securities issued by Banco de la República		-	757.9
		-	757.9
Securities issued, indorsed or guaranteed by FOGAFIN		1,594.1	637.1
		1,594.1	637.1
Mortgage bonds			
Banco Davivienda		383.1	564.8
		383.1	564.8

	June 2007	December 2006
Securities with credit content derived from subjacent tenure processes different to mortgage portfolio		
Autonomous equity, Fiduciaria Davivienda Securities	60.8	-
Autonomous Equities Trust Banco Popular	-	2,034.6
Trust Acueducto de Bogotá	-	9,620.3
Cementos Andinos Securitisation Trust	35,095.9	39,462.3
Argos Promissory Note Securitisation Trust	11,697.9	13,207.9
	46,854.6	64,325.1
Securities issued, indorsed, accepted or guaranteed by institutions controlled by Superintendence of Finance:		
Term deposit certificates	34,332.7	34,200.2
Banking acceptances	-	1,042.8

Continúa....

Leasing Colombia Bonds	512.0	33,510.1
Bancolombia Bonds	-	506.4
Corfinsura Bond	2,289.5	280.5
Leasing de Occidente Bonds	1,523.0	5,659.9
Leasing Corficolombiana Bonds	4,212.4	3,637.4
BBVA Bond	12,896.0	2,063.5
Fundación WWB Colombia Bond	954.6	962.9
Banco Santander	453.6	478.6
TIPS Titularizadora Colombia	-	16,031.2
	57,173.8	98,373.5
Securities issued entities not controlled by the Superintendence of Finance:		
Bonds Voluntarily Convertible in Stock:		
IPC Comcel Bond	615.6	633.8
IPC Éxito Bond	1,548.5	-
IPC Bavaria Bond	1,114.0	-
IPC Cementos Argos S.A. Bond	438.3	-
IPC Codensa Bond	2,477.6	-
IPC ISA Bond	2,793.7	3,333.8
IPC NQS Concesiones Urbanas Bond	505.9	7,621.8
PISA Bond	-	103.9
Fiduciaria Corficolombiana Equity Notes	6,757.7	-
Coviandes S.A. Promissory Note	6,832.2	13,843.0
	23,083.5	25,536.3
	June 2007	December 2006
Securities issued, indorsed, guaranteed or accepted by foreign governments		
Brazil Bond	5,311.5	-
	5,311.5	-
Titles issued, indorsed or guaranteed by credit multilateral organisms:		
IPC Bancoldex Bond	4,650.6	-
	4,650.6	-
Total Negotiable Investments Debt Securities	**264,720.3**	**416,787.3**

To be held until maturity

Internal public debt securities issued or guaranteed by the Nation		
Debt Reduction Securities	18,171.6	3,013.9
Securities issued, indorsed or guaranteed by banks abroad		

Continúa....

Avantel	273.1	337.9
Other public debt Securities	-	16.7
Total to be Held until Maturity	18,444.7	3,368.5

Available for Sale in Debt Securities

External public debt securities issued or guaranteed by the Nation		
Treasury Securities	49,507.0	24,065.1
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:		
Term Deposit Certificates	12,688.6	-
Leasing Colombia Bond	26,974.4	-
Leasing de Occidente Bond	25,195.5	-
Surenting S.A. Bond	3,509.3	-
Banco Centro Americano Integración Económica Bond	4,547.2	4,449.4
	72,915.0	4,449.4
Securities issued by entities not controlled by the Superintendence of Finance:		
Bonds Obligatorily Convertible in Stock	2,244.2	2,710.8
Total Available for Sale Debt Securities	124,666.2	31,225.3

	June 2007	December 2006
Re-purchase Rights		
Negotiable in Debt Securities		
Internal debt public debt securities issued or guaranteed by the Nation:		
Treasury Securities	176,173.9	243,640.1
Peace Solidarity Bonds	5,630.2	6,154.8
Debt Reduction Securities	5,069.9	14,667.9
	186,874.0	264,462.8
External public debt securities issued or guaranteed by the Nation:		
Treasury Securities	-	7,609.7
	-	7,609.7
Other public debt securities:		
District Bonds	-	994.8
	-	

Continúa....

		994.8
Securities Issued, Indorsed or Guaranteed by FOGAFIN	1,038.8	-
	1,038.8	-
Securities with credit content derived from securitisation processes of subjacent different from the mortgage portfolio		
Acueducto de Bogotá Trust	-	3,030.1
	-	3,030.1
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:		
Term Deposit certificates	7,687.2	3,181.0
Leasing Colombia Bond	-	2,039.4
Leasing de Occidente Bond	-	1,512.9
Bancoldex Bonds	2,281.8	-
BBVA Bonds	2,937.5	2,063.5
TIPS Titularizadora Colombia	14,320.3	-
	27,226.8	8,796.8
Securities issued by entities not controlled by the Superintendence of Finance:		
Bonos IPC Comcel	446.9	925.9
Bonos IPC Bavaria	2,995.6	-
Bonos IPC ISA	3,255.1	-
	June 2007	December 2006
IPC NQS Bonds	1,483.6	3,030.5
	8,181.2	3,956.4
Securities issued, indorsed or guaranteed by multilateral credit organisms:		
CDT Bancoldex	12,105.4	-
	12,105.4	-
To be held until maturity		
Internal public debt securities issued or guaranteed by the Nation		
Debt Reduction Securities	31,481.2	44,442.5
	31,481.2	44,442.5
Other public debt securities:		
Securities for the development of Agriculture and Cattle:		
Class "A"	8,760.9	9,586.3
Class "B"	16,307.9	17,697.7

Continúa....

	25,068.8	27,284.0
Available for Sale in Debt Securities		
Internal public debt securities issued or guaranteed by the Nation:		
Treasury Securities	286,597.4	230,508.8
	286,597.4	230,508.8
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:		
Leasing Colombia Bond	19,986.2	-
CDT Leasing de Credito	12,772.3	-
	32,758.5	-
Total Investment Re-purchase Rights	**611,332.2**	**591,085.9**

In compliance with the instructions provided under resolution number 1227 of July 18th, resolution 1822 of October 13th and resolution 1906 of October 25th, 2006, where the "Methodologies for adjustment and updating of valuation margins" are applied, issued by the Superintendence of Finance, the impact on their application is presented:

a. Resolution 1227 of July 18th, 2006, Corporación Financiera Colombiana S.A. timely informed the board of directors and the stockholders on the decision to amortise the total loss $2.413.1, product of the application of the valuation adjusted margins in daily aliquots as authorised under said resolution, until reaching 100% of them in a maximum period of one year from this date. Thus, amortisation expired on July 18th, 2007.

Securities object of the application of valuation margins were those corresponding to: "Securities issued by Banks", "Securities issued by real sector entities", "Securities issued by Fogafin", "Securities issued by other financial entities", "Other credit Securities" and "Public debt securities different from TES, not of national order"; these securities were classified according to with the reference rate to which they were indexed DTF, IPC and FIXED RATE. The balance pending to be deferred as of June 30, 2007 and December 31, 2006 was of $82.1 and $1,321.0 respectively.

An instructive for the application of resolution 1227 of July 2006 was also prepared by the department of organisation and methods that was approved and disclosed by the legal representative of the Corporation.

b. Resolution 1822 of October 13, 2006, Corporación Financiera Colombiana S.A. decided to carry directly to the result status and equity as it corresponded, the impact generated on October 17, 2006 as a result of the application of this resolution; the loss generated and taken to P&L amounted $3.3 ; it also generated a realizable profit in the equity account in securities rated as available for sale for $10.362.5 product of the valuation margin adjustment in securities corresponding to "Tes IPC", "Public debt Securities of National order different to TES", "Debt Reduction Securities" and "Securities issued by multilateral entities" described and adjusted in this resolution.

c. Resolution 1906 of October 25h, 2006, the result generated by the application of this resolution was of $0, product of the adjustment of valuation margins in securities of the grouping codes 20 and 21 that correspond

Continúa....

to "Securities for agriculture development class A and B" that are rated as provided by chapter I of CBCF "At maturity" therefore their valuation is a purchase TIR and they suffered no variation in the adjustment and updating of the valuation margins referred to under this resolution.

The result of applying these resolutions and their corresponding values were timely informed to the board of directors and the Superintendence of Finance in accordance with the terms contemplated in each of them.

Negotiable – Participative Securities

		June 2007			
		Social Capital	% Particip.		Market Value
In the Real Sector Entities					
Mineros S.A.	$	158,953.0	6.98	$	36,382.2
					36,382.2
In the Financial Sector					
Banco de Occidente S.A.	$	3,827.0	0.26		6,890.0
				$	43,272.2
In Ordinary Common Funds					50,703.4
.				$	93,975.6

		December 2006			
		Social Capital	% Particip.		Market Value
In the Real Sector Entities					
Mineros S.A.	$	158,953.0	6.98	$	43,102.4
					43,102.4
In the Financial Sector					
Banco de Occidente S.A.	$	3,827.0	0.26		6,853.3
				$	49,955.7
In Ordinary Common Funds Ordinary					38,985.6
.				$	88,941.3

Investments Available for Sale Participative Securities with Low or Minimum Marketability

	June 2007									
	Equity Value	No. of shares	Participation %	Acquisition cost	Adjusted cost	Equity Value	(*)	Valorization	De-valorization	Provision
Aerocali S A	11,950.0	126,654	33.33%	2,256.5	3,356.6	3,982.9	2	-	-	3,356.6
Alimentos derivados de la Caña	33,371.6	52,000	0.25%	26.1	26.1	38.9	6	12.8	-	-
Aquacultivos del Caribe S. A.	7,680.1	106,000	5.47%	658.8	477.4	420.1	6	-	57.3	-
AV Villas (Acciones Ordinarias) (b)	537,509.0	11	0.00%	-	-	-	2	-	-	-
AV Villas (Acciones Preferenciales)	537,509 0	20,763	0.01%	27.5	80.5	33.5	2	-	12.3	34.7
Banco Corfivalle Panamá S A	USD$8,245.6	6,019,000	100.00%	11,800.9	11,800.9	12,245.2	2	444.3	-	-
Bladex S A	-	2,070	0 00%	220.9	40.4	78.6	1	38.2	-	-
C I. Yumbo S A	21,918.9	11,001	0.10%	12.7	11.3	13.7	6	2 4	-	-
Cámara de Compensación de Divisas de Colombia S A	2,494 8	79,687,500	3.19%	79.7	79.7	79 5	6			
Caribu Internacional S.A.(a)	-	782,278,588	0.00%	782.3	782.3	-		-	-	782.3
Casa de Bolsa Corficolombiana S A	7,605.8	1,186.510	94 50%	4,141.9	7,175.8	7,320.4	2	144.6	-	-
Calmotores S.A.	610,285.6	38,496	0.12%	246.3	78.9	898.6	2	819.7	-	-
Colombiana de Extrusión S A Extrucol	16,832.2	315,420	20 00%	2,526.0	1,764 8	3,390.5	2	1,605.7	-	-
Colombiana de Licitaciones y Concesiones Ltda	31,041.7	1,964,422	99.99%	21,781.4	20,437.2	31,041.6	2	10,604.4	-	-
Colombina S A	281,954 6	32,683,321	7.59%	10,164.1	14,823.6	21,297.7	3	6,574.1	-	-
Compañía Aguas de Colombia	5,629 6	580,000	20.00%	448.4	1,096.7	1,125.9	6	-	90.0	841.0
Concesionaria Tibitoc S A	45,873.9	9,066,933	33.33%	12,799 6	9,822.7	14,817.5	3	4,994 8	-	-
Corporación Andina de Fomento	USD3 692.7	12	0 00%	181.6	171.4	264.7	6	93.3	-	-

Continúa....

Covenandes S A.	112,504.4	68,002	0.25%	237.4	92.8	228 0	6	135.2	-	-
Deposito Central de Valores-Deceval	45,245.5	16,761	3.67%	1,080.9	1,273.0	1,612.3	2	339.3	-	-
Enka de Colombia S A.	404,645.4	20,734,072	0.35%	1,721.6	2,205.4	1,418.2	4	-	671.9	1,172.3
Estudios Proyectos e Inversiones de los Andes S. A	91,291.0	31,665,997	94 87%	56,741.0	40,980.3	86,612.0	2	45,631.7	-	-
Estudios y Desarrollos de Infraestructura S A (d)	3,609.0	682,512	88 25%	1,398.6	1,398.6	3,184.9	3	366.0		
Eternit Colombiana S. A	43,773.6	99,650	0.26%	138.8	69.6	109.5	1	39.9	-	-
Empresa de Energía de Bogotá (c)	5,305.210.0	1,253,787	1.46%	77,459.7	77,459.7	77,459.7	2	-	-	-
Fiduciaria Corficolombiana S.A	29,309.1	18,774.476	94 50%	25,427.4	19,659.0	27,742.1	2	8,038.1	-	-
Fiduciaria Occidente S A	48,690.6	562,169	4 40%	1,561.8	1,483 8	2,180 6	4	697.0	-	-
Futbolred com S A	336.4	120,000	35.67%	361.6	361.6	119.9	8	-	-	361 6
Gas Natural S A E.S P.	506,262.2	621,666	1.68%	28,873.5	27,796.8	28,898 8	3	1,102.0	-	-
Gasoducto del Tolima S.A	9,074.3	230,711	5.80%	305.7	305 7	526.9	4	221.2	-	-
General de Inversiones S.A.	1,057.0	1,890	94.50%	1.9	1.9	1.0	6	-	0.9	-
Hoteles Estelar de Colombia S A.	106,837.7	24,504.786	84.91%	69,052.1	41,683.8	105,101.1	4	63,217.3	-	-
Huevos Oro Ltda	10,641.9	1,133,593	99.99%	11,442.9	11,197.4	10,641.9	4	-	355.5	4,331.7
IBC Solutions	USD$2.036.5	2,499,275	37.50%	4,900.2	4,900.2	1,497.5	3	-	3,402.7	-
Inducarbón(1)		2,528	0.09%	0.3	1.1	-	10	-	-	1.1
Industria Colombo Andina-Inca S A.	22,567.8	1,985,607	0 67%	44.3	43.9	151.2	6	-	-	43 9
Industrias Lehner S A.	17,043.1	17,951,215	48.15%	9,513.5	9,984.4	8,097.6	4	-	1,886 8	-
Ingenio la Cabaña	359,208 3	535,436	2.85%	7,144.8	6,323 9	9,411.2	3	3,087.3	-	-
Jardín Plaza S A.	32,028.3	888,000	17.76%	10,031.1	10,031.1	5,688.2	6	-	-	-
Leasing de Occidente S.A	140,935.8	305,310.960	45.24%	47,227.2	52,599.2	63,761.1	2	11,161.9	-	-
Leasing Corficolombiana S A	51,453.4	99,951.575	94.50%	45,349.1	32,158.6	48,623 9	5	16,465.3	-	-
Llorada S.A	136,668.3	419,990,393	56.26%	68,255.9	131,324.0	76,689.6	2	-	32,572.4	98,751.6

	Equity Value	No. of shares	Participation %	Acquisition costn	Adjusted cost	Market value	(*)	Valorisation	Devaluation	Provision
Mavalle S A.	6,966.7	30,000	3.75%	257.3	257.3	261.3	1			
Metrex S.A.	7,640.2	321,762	10.11%	168 4	168.4	324.7	3	156.3	-	-
Organización Papeleras S.A	74,722.0	1,060,813	94.99%	24,757.9	24,757.9	70,980.7	3	46,222.8	-	-
Proyectos de Energía S.A (c)	-	145,150,848	94.99%	129,169.2	162,489.5	131,465.4	3	-	23,194.1	7,830 0
Petroleos Colombianos Limited	-	17,107	0.05%	97.3	97.3	-	9	-	-	97.3
Petroleos Nacionales S A.	-	6,235,383	19.54%	125.3	257.3	-	11	-	-	257.3
Pizano S.A.	175,850.8	23,327.594	36.00%	31,503.4	27,591.9	18,902.5	4	-	-	8,689 4
Plantaciones Unipalma de los Llanos S A.	46,710.2	1,054,175,677	54.53%	19,174.3	12,665.8	25,470.7	4	12,804.9	-	-
Proinversiones S A	3,897.5	437,266	3.02%	9.6	9.6	5.8	7	-	-	3 8
Promoción Celular S A. Promicel	16,359.4	4,680,420	18.64%	5,828.9	4,803.8	2,722.8	4	-	2,081.0	-
Promotora de Inversiones Ruitoque S. A.	41.4	43,269,334	3.03%	983.7	926.9	568.8	4	-	-	358 1
Promotora la Enseñanza S.A. (a)	-	490,042	2.45%	69.6	69.8	-		-	-	69 8
Promotora la Alborada S A. (a)	-	991,383,354	1.83%	318.3	318.3	-		-	-	318 3
Promotora Inmobiliaria La Esperanza S.A	8,997.3	11,089,058	55.51%	6,739 8	5,857.0	3,884.2	6	-	1,972.8	2,666 3
Promotora y Comercializadora Turística Santamar S A.	18,448.3	286,198,636	75 33%	10,277.7	8,802.8	6,602.3	4	-	2,200.5	2,580.7
Proyectos de Infraestructura S A. (c)	100,311.9	34,389,667	88.25%	67,757.1	68,375.9	92,336.1	2	23,960.2	-	-
Sociedad de Inversiones en Energía S A.	357,635.1	14,465,627	10.70%	21,198.3	18,985.4	38,412.4	3	19,427.0	-	-
Sociedad Hotelera Cien Internacional S A.	17,300.0	133,393	0.39%	60.9	58.4	65.0	6	6.6	-	-
Sociedad Transportadora de Gas del Oriente S A.	47,118.6	18,534,891	20.00%	4,779.1	4,023.3	9,277.2	5	5,253.9	-	-
Tejidos Sintéticos de Colombia S A	19,282.9	52,788,049	94.99%	13,648.7	15,688.9	18,316.8	4	2,627.9	-	-
Textiles el Espinal S A.	3,849.6	7,107,259	8.56%	2,399.1	2,399.1	3,410.3	6	1,011.2	-	-
Valle Bursátiles	713.0	509.277	5 06%	34.7	31.2	36.2	2	5.0	-	-
Valora S.A.	23,635.1	136,998,310	94 95%	22,110.9	19,247.9	22,433.1	3	3,185 2	-	-
Valores de Occidente S A	3,603.6	832.271	48 99%	1,671.3	1,571.5	1,760.8	2	189.3	-	-
Ventas y Servicios S A	1,915.5	64,599	19.90%	232.6	219.8	305.5	6	85.7	-	-

Continúa....

Provisión General de Inversiones					419.6
	$ 925,255.30		$ 290,772.50	$ 68,496.20	$ 132,865.6

(a) The Corporation had no updated Information as of June 30, 2007, these investments are totally funded.

(b) Investment value is not presented because value in books is lower in figures expressed in million Pesos.

(*) Corresponds to the dates of the certificates used for the valuation of the investments based on equity variations

(1) Equity Value as of June 30, 2007
(2) Equity Value as of May 31, 2007
(3) Equity Value as of April 30, 2007
(4) Equity Value as of March 30, 2007
(5) Equity Value as of December 31, 2006
(6) Equity Value as of September 30, 2006
(7) Equity Value as of June 30, 2006
(8) Equity Value as of May 31, 2006
(9) Equity Value as of November 30, 2005
(10) Equity Value as of December 31, 1996

(c) The Board of Directors of the Corporation authorised the receipt, as dation in payment, of 1.253.787 shares of Empresa de Energía de Bogotá, to cancel the obligations of Proyectos de Energía S.A.. The operation amount was made as follows: Cancellation of the Loan Portfolio for $44,419.5, interest caused in contingent accounts $33,040.2, causation revenue for deferred $16,061.3, reversion of loan portfolio provision $8,811.4. The total operation generated revenue of $57,912.9 for the Corporation.

(d) In April 2007 Proyectos de Infraestructura S.A. split off creating the company Empresa Estudios y Desarrollos de Infraestructura S.A. the split amount was $30.000.0, in June 2007, Estudios y Desarrollos de Infraestructura S.A. made an anticipated distribution of social assets, for entering in a liquidation process, of which $24,710.3 corresponded to the Corporation and generated a revenue of $5,125.4.

With High and Medium Marketability

	June 2007					
	Social Capital	No. of Shares	Particip. %.	Acquisition Cost	Value In Stock Exchange	Market Value
With medium marketability						
Promigas S.A.	13,198.5	19,123.532	14.37	$ 480,780.9	25,489.08	$ 487,441.2
With high marketability						
Tablemac S.A.	20,543.0	3,019.057.079	11.88	4,226.6	10.44	31,519.0
				$ 485,007.5		$ 518,960.2
Other Securities- Fibratolima						$ 1,347.3

TOTAL INVESTMENTS AVAILABLE FOR SALE $1,445,562.8

Investments Available for sale Participative Securities with Low or Minimum Marketability

	December 2006									
	Equity Value	No. of shares	Particip. %	Acquisition cost	Adjusted cost	Equity Value	(*)	Valorization	De-valorization	Provision
Aerocali S.A.	10,146.4	126,654	33.33%	2,258.5	3,356.8	3,381.8	2	-	-	3,356.8
Agrobmbio S.A.	2,287.2	547,005	25.38%	1,398.6	1,318.0	575.4	4	-	-	1,318.0
Alimentos derivados de la Caña	-	52,000	0.31%	26.1	26.1	-		-	-	-

Continúa....

Aquacultivos del Caribe S. A.	9,672.9	108,000	5.47%	658.8	477.4	529.1	4	51.7	-	-
AV Villas (Acciones Ordinarias) (d)	508,980.5	11	0.00%	-	-	-	2	-	-	-
AV Villas (Acciones Preferenciales)	508,980.5	20,763	0.01%	27.5	85.5	50.8	2	-	-	34.7
Banco Corfivalle Panamá S.A.	USD$6,484,738.1	8,019,000	100.00%	14,518.0	13,475.3	14,518.0	2	1,042.7	- -	-
Bladex S.A.	-	2,070	0.00%	220.9	46.1	76.9	1	30.8	-	-
C.I. Yumbo S.A.	21,314.4	11,001	0.10%	12.7	11.3	21.3	6	10.0	-	-
Caribu Internacional S.A. (b)	-	782,276,588	0.00%	782.3	782.3	-		-	-	782.3
Casa de Bolsa CorficolombianaS.A. (a)	7,465.9	947,178	94.50%	1,509.8	4,543.7	7,055.2	2	2,511.5	-	-
Centro Motor S. A.	3,780.9	28,417	10.62%	257.0	399.4	399.4	4	-	-	-
Colmotores S.A.	562,229.5	38,408	0.12%	248.3	78.9	653.4	1	584.5	-	-
Colombiana de Extrusión S.A. Extrucol	18,852.0	315,420	20.00%	2,528.0	1,784.8	3,370.4	3	1,585.6	-	-
Colombiana de Licitaciones y Concesiones Ltda	29,898.9	1,964,422	99.99%	21,781.4	20,437.2	29,897.3	2	9,459.9	-	-
Colombina S.A.	268,318.4	32,683,321	7.69%	10,184.1	14,823.8	20,365.4	3	5,541.8	-	-
Compañía Aguas de Colombia	5,200.7	560,000	20.00%	448.4	1,096.7	165.7	3	-	90.0	841.0
Concesionaria Tibitoc S.A.	44,591.6	9,086,933	33.33%	12,789.6	9,822.7	14,863.9	2	5,041.2	-	-
Corporación Andina de Fomento	USD$758.0	12	0.00%	181.6	195.9	338.5	2	142.6	-	-
Coviandes S.A.	105,493.0	68,002	0.25%	237.4	92.8	263.8	3	171.0	-	-
Deposito Central de Valores-Deceval	49,163.9	15,863	3.67%	985.4	1,177.4	1,806.1	2	628.7	-	-
Enka de Colombia S.A.	373,311.0	20,734,072	0.35%	1,721.8	2,205.4	617.9	8	-	415.2	1,172.3
Estudios Proyectos e Inversiones de los Andes	88,989.	31,665,997	94.87%	58,241.0	40,980.3	84,428.2	2	43,447.9	-	-
Eternit Colombiana S. A.	44,125.9	99,850	0.26%	138.8	69.6	109.5	4	39.9	-	-
Fiduciaria Corficolombiana S.A. (a)	25,896.7	15,562,232	94.50%	22,109.0	16,340.7	24,472.4	2	8,131.7	-	-
Fiduciaria Occidente S. A.	45,199.2	562,189	4.90%	1,561.8	1,483.8	2,257.5	4	773.7	-	-
Frigoríficos Colombianos S.A.	4,522.2	22,401,139	45.16%	3,186.3	3,094.7	2,042.3	2	-	1,052.4	-
Futbolred.com S.A.	-2,975.3	120,000	35.67%	361.6	361.6	-10.6	7	-	-	361.6
Gas Natural S.A. E.S.P.	575,150.7	621,868	1.68%	28,873.5	28,873.5	30,059.2	2	1,185.7	-	-
	Equity	No. of	Particip.	Acquisition	Adjusted	Market			De-	
	Value	shares	%	cost	cost	value	(*)	Valorization	valorization	Provision
Gasoducto del Tolima S.A.	8,799.1	230,711	5.80%	305.7	305.7	510.2	6	204.5	-	-
General de Inversiones S.A.	1.1	1,890	84.50%	1.9	1.9	1.0	2	-	0.9	-
Hoteles Estelar de Colombia S.A.	125,899.3	24,286,705	84.91%	89,052.1	40,824.5	106,901.1	2	65,876.6	-	-
Huevos Oro Ltda.	10,845.5	1,133,593	99.99%	11,442.9	11,197.4	6,513.9	3	-	351.8	4,331.7
IBC Solutions	USD$1,443.132	2,499,275	37.50%	4,900.2	5,595.4	1,211.7	2	-	4,383.7	-
Inducarbón	609.4	2,528	0.09%	0.3	1.1	-	9	-	-	1.1
Industria Colombo Andina-Inca S.A.	17,553.6	1,985,607	0.67%	44.3	72.1	26.6	5	-	-	45.5
Industrias Lehner S.A.	11,283.1	17,961,215	48.15%	9,513.5	8,984.4	3,062.5	3	-	4,548.3	2,373.6
Ingenio la Cabaña	359,208.3	535,436	2.85%	7,144.8	6,323.9	10,229.6	3	3,905.7	-	-
Inversiones Extrucol S.A.	3,558.7	315,420	20.00%	62.5	62.5	711.8	3	649.3	-	-
Jardin Plaza S.A.	-	859,000	17.76%	10,031.1	10,031.1	-		-	-	-
Leasing de Occidente S.A.	125,578.1	289,511,268	45.24%	44,037.9	49,410.0	56,813.5	2	7,403.5	-	-
Leasing Corficolombiana S.A. (a)	49,517.8	91,177,928	84.50%	40,742.9	27,552.5	46,794.4	2	19,241.9	-	-
Lloreda S.A.	116,680.4	419,990,383	58.26%	66,255.9	131,324.0	65,633.1	3	-	32,572.4	98,751.6
Metrex S.A.	9,581.4	321,762	10.11%	158.3	249.3	158.3	3	-	-	91.0
Organización Pajonales S.A (e)	71,973.7	1,060,813	94.99%	24,757.9	24,757.9	68,367.3	7	43,609.4	-	-
Proyectos de Energía S.A (f)	-	145,150,846	94.99%	129,189.2	162,489.5	190,469.0	2	27,979.5	-	-
Petróleos Colombianos Limited	-	17,107	0.05%	97.3	111.1	6.9	8	-	-	111.1
Petróleos Nacionales S.A.(b)	-	6,235,383	19.54%	125.2	257.3	-	10	-	-	257.3
Pizano S.A.	163,930.5	18,540,378	25.52%	25,877.0	21,965.5	28,404.8	4	-	-	6,439.3
Plantaciones Unipalma de los Llanos S.A.	47,473.7	1,054,175,677	54.53%	19,174.3	12,665.6	25,887.6	2	13,221.8	-	-
Proinversiones S.A.	3,897.5	437,266	3.02%	9.8	9.6	5.8	4	-	-	3.8
Promisión Celular S.A. Promical	16,275.3	4,680,420	16.64%	5,826.9	4,603.8	2,708.8	4	-	2,095.0	-
Promotora de Inversiones Ruitoque S. A.	39,244.8	43,289,334	3.03%	983.7	939.1	581.0	4	-		358.1
Promotora Inmobiliaria La Esperanza S.A.	7,037.8	11,069,059	55.51%	6,739.8	5,857.0	1,240.3	3	-	1,950.4	2,566.3

Continúa....

Promotora y Comercializadora Turística Santamar	18,627.9	285,998,636	75.33%	10,277.7	8,795.9	4,551.2	3	-	1,667.4	2,578.3
Proyectos de Infraestructura S.A.	122,829.7	35,272,179	88.25%	97,757.0	89,359.7	108,393.3	3	19,033.6	-	-
Proyectos Energéticos del Cauca S.A.	40,231.3	17,955	10.70%	3,165.3	3,177.2	4,204.9	6	1,127.7	-	-
Sociedad de Inversiones en Energía S.A.	341,121.3	14,485,827	10.31%	21,198.3	18,985.4	36,625.0	3	17,539.6	-	-
Sociedad Hotelera Cien Internacional S.A.	16,406.9	133,393	0.39%	60.9	58.4	64.0	4	5.6	-	-
Sociedad Transportadora de Gas del Oriente S.A	39,434.8	18,534,891	20.00%	4,779.1	4,023.3	7,687.0	8	3,663.7	-	-
Tejidos Sintéticos de Colombia S.A.	19,506.8	48,303,700	94.99%	13,648.7	15,133.1	18,629.5	3	3,390.4	-	-
Textiles el Espinal S.A.	40,726.0	7,107,259	8.56%	2,399.1	2,399.1	3,486.1	7	1,087.0	-	-
Valle Bursátiles	719.6	134,277	1.33%	34.7	4.5	9.6	3	5.1	-	-
Valora S.A.	23,017.2	136,998,310	94.95%	22,110.9	19,247.9	21,655.0	3	2,607.1	-	-
Valores de Occidente S. A.	4,411.7	898,224	48.99%	1,535.2	1,435.4	2,161.7	2	720.3	-	-
Valores Disco S.A.	103,995.8	1,871,995	0.14%	48.2	48.2	145.6	2	97.4	-	-
Ventas y Servicios S. A.	1,853.0	64,599	19.90%	232.6	219.8	369.0	3	149.2	-	-
Provisión General de Inversiones (c)								-	-	999.5
					$ 857,222.80			$ 312,211.8	$ 49,127.5	$ 126,874.9

(a) Before Casa de Bolsa S.A. , Fiduciaria del Valle S.A., Leasing del Valle S.A.

(b) They do not present a market value because the Corporation had no updated information as of December 31· 2006, these investments are totally provisioned/funded

(c) Provision for covering future risks

(d) Investment value is not presented because value in books is lower in figures expressed in million Pesos

Organización Pajonales S.A.

(e) On December 5th, 2006, the Superintendence of Corporations authorised the statutory reform consisting of the merger of the companies denominated Compañia Agropecuaria e Industrial Pajonales S.A., Agromáquinas S.A., Molino Pajonales S.A., Desmotadora del Norte del Tolima S.A., on which the first company shall the absorbing company, and the others the absorbed ones. This economic fact generated no significant variations in the portfolio of the Corporation, with the effect of a decrease in the appreciations for the sum of $2.422.0

Proyectos de Energía S.A.

(f) On December 29, 2006 public deed No. 5111 of Notaria Treinta y Seis de Bogotá (Notary' Office Thirty Six of Bogotá) was recorded, executed on December 26, whereby the company Central Hidroeléctrica Betania S.A. E.S.P is split off, consequently by the effect of the split-off, Proyectos de Energía S.A becomes to be the owner of 3.271.505 shares of Empresa de Energía de Bogotá S.A. E.S.P and the Electrical Sub-Station. This economic fact generated no variation in the financial statements of the Corporation.

(*) It corresponds to the dates of the certificates used for the valuation of the investments based on equity variations:

(1) Equity value as of December I 26 and 19, 2006
(2) Equity value as of November 30, 2006
(2) Equity value as of October 31, 2006
(3) Equity value as of September 30, 2006
(4) Equity value as of August 31, 2006
(5) Equity value as of July 31, 2006
(6) Equity value as of June 30, 2006
(7) Equity value as of May 31, 2006
(8) Equity value as of November 30, 2005
(9) Equity value as of December 31, 1996

With High and Medium Marketability

	December 2006					
	Social Capital	No. of Shares	Particip. %	Acquisition Cost	Value in Stock Exch	Market Value
With medium marketability						
Promigas S.A.(*)	13,198.5	19,123,532	14.37	$ 480,780.9	27,030.63	$ 516,921.1
With high marketability						

Continúa....

Tablemac S.A.	20,543.0	3,019.057.079	11.88	4,226.6	6.96	21,012.6
				$ 485,007.5		$ 537,933.7
Other Securities- Fibratolima						$ 1,347.3

TOTAL INVESTMENTS AVAILABLE FOR SALE $1,396,503.8

(*)For October 2006, Promigas moved from medium to low marketability; therefore the Corporation entered the revenue recorded in equity as non realised (undistributed) profits for the sum of $504.491.0, in conformity with the provisions of letter d. numeral 6.2.1 of chapter I of External Letter 100. On December 26th, 2006, 13.211.427 Promigas S.A. shares were sold to the company Prisma Energy Internacional Inc., equivalent to 9.94% of the social capital, at a price of $27.000 pesos per share, through an auction operation organised by Bolsa de Valores de Colombia S.A (Colombia Stock Exchange), that generated a profit of $24,582.7. In conformity with article 1° of decree 2336 of 1995 income generated by the application of special valuation systems that has not been caused fiscally must be taken to a reserve, the value to be constituted on profits not fiscally realised (distributed) of Promigas S. A amounts the sum of $241.661.7.

There are no economic or legal restrictions on the Investments.

The Corporation evaluated under credit risks all investments in participative securities, except investments made in securities rated by Superintendence of Finance as of high and medium negotiability. The result was as follows:

Continúa....

	Rating		Provision for Credit Risk	
	June 2007	December 2006	June 2007	December 2006
Aerocali S.A.	D	D	$ 3,356.8	$ 3,356.8
Agrotimbio S.A.	-	E	-	1,318.0
	June 2007	December 2006	June 2007	December 2006
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	A	A	-	-
AV Villas	A	A	-	-
Banco Corfivalle (Panamá) S.A.	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782.3	782.3
Cámara de Compensación de Divisas de Colombia S.A.	A	-	-	-
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Centro Motor S.A.	-	A	-	-
Colmotores S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones LTDA.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	D	D	841.0	841.0
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Enka de Colombia S.A.	C	C	688.7	688.7
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Estudios y desarrollo de infraestructura S.A.	A	-	-	-
Eternit Colombiana S.A.	B	B	-	-
Empresa de Energía de Bogotá	A	-	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Frigoríficos Colombianos S.A.	-	A	-	-
Futbolret.com S.A.	E	E	361.6	361.6
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
General de Inversiones S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	C	C	4,331.7	4,331.7
IBC Solutions	A	A	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	C	C	43.7	45.5
Industrias Lehner S.A.	A	B	-	2,373.6
Ingenio la Cabaña	A	A	-	-
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Lloreda S,A.	E	E	98,751.6	98,751.6
Mayagüez S.A.	-	A	-	-
Mavalle S.A.	A	-	-	-
Metrex S.A.	A	B	-	91.0
Organización Pajonales S.A.	A	A	-	-
Proyectos de Energia S.A	A	A	-	-
Petróleos Colombianos Limited	E	E	97.4	111.1
Petróleos Nacionales S.A.	E	E	257.3	257.3
Pizano S.A.	C	C	8,689.8	6,439.3

Continúa....

Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	3.8
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	358.1	358.1
Promotora Inmobiliaria La Esperanza S.A.	C	C	2,666.3	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,580.3	2,578.3
Promotora la Alborada S.A.	E	-	316.3	-
Promotora la Enseñanza S.A.	E	-	69.8	
Proyectos de Infraestructura S.A.	A	A	-	-
Proyectos Energéticos del Cauca S.A.	-	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
	June 2007	December 2006	June 2007	December 2006
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	A	A	-	-
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Valores Cineco S.A.	-	A	-	-
Valores de Occidente S.A.	A	A	-	-
Valores Diaco S.A.	-	A	-	-
Ventas y Servicios	A	A	-	-
			$ 124,197.6	125,357.1
Provision				
Participative securities market risk provision (1)			8,348.4	518.3
Investment general provision			419.6	999.5
			$132,965.6	126,874.9
Fibratolima mixed securities provision			1,347.3	1,347.3
Debt securities provision			7,855.3	8,018.5
TOTAL PROVISIONS			$ 142,168.2	$ 136,240.7

(1)Variation corresponds to the constitution of the future risks provision to Proyectos de Energía S.A.

Investments Provision

	June 2007	December 2006
Initial Balance	$ 136.240.7	110,553.1
Plus:		
Provision charged to expenses of the fiscal period	11.413.1	32,763.0
	147.653.8	143,316.1
Minus:		
Provision restitutions	4.739.8	4,618.2
Use in sale of investments	-	2,441.1
Adjustment in change	13.8	16.1
For liquidation of the Agrotimbio investment	732.0	-
Final balance	$ 142.168.2	136,240.7

Continúa....

Maturity of investments is as follows:

PORTFOLIO June 30, 2007	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General total
Negotiable	49,448	11,666	2,861	3,533	23,949	408,491	500,147
Available	-	-	-	-	10,120	433,903	444,022
At maturity	1,428	202	535	2,227	20,676	49,539	74,608
General Total	50,876	12,068	3,396	5,760	54,745	891,933	1,018,777
CONSOLIDATED FORWARD SECURITIES PURCHASE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General Total
RIGHTS	220,495	1,994	804	-	-	-	223,293
OBLIGATION	- 220,965	- 1,995	-805	-	-	-	- 223,765
TOTAL	-470	-1	-1	-	-	-	-472
CONSOLIDATED FORWARD SECURITIES SALE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
RIGHTS	209,453.1	-	-	-	-	-	209,453.1
OBLIGATION	- 207,422.1	-	-	-	-	-	- 207,422.1
TOTAL	2,031	-	-	-	-	-	2,031
FORWARD FOREIGN CURRENCY PURCHASE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
RIGHTS	913,360.0	269,601.1	8,664.3	237,715.4	218,617.8	9,803.1	1,657,781.7
OBLIGATION	- 925,048.4	- 278,127.3	- 8,631.8	- 251,219.5	- 223,760.1	- 9,825.2	- 1,696,612.4
TOTAL	-11,688.4	-8,526.2	32.5	-13,504.2	--5,142.3	--22.1	--38,850.7
FORWARD FOREIGN CURRENCY SALE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
RIGHTS	1,204,688.5	253,945.2	168,705.4	192,476.8	169,035.4	132.7	1,988,984.1
OBLIGATION	- 1,179,805.3	- 222,281.2	- 159,622.2	- 173,675.2	- 154,548.5	-129.4	- 1,890,061.8
TOTAL	24,883.1	31,664.0	9,083.3	18,801.6	14,486.9	3.3	98,922

PORTFOLIO DECEMBER 30, 2006							
CONSOLIDATED PORTFOLIO	1 MONTH	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
Negotiables	107,784	5,706	2,255	11,609	29,752	548,532	705,638
Available	-	-	-	-	-	261,734	261,734
At maturity	17	5,083	-	17,920	4,405	47,671	75,095
Total general	107,801	10,790	2,255	29,499	34 256	857,938	1,042,467
CONSOLIDATED FORWARD SECURITIES PURCHASE	1MONTH	FROM 31 TO 60	FROM 61 TO 90 DAYS	FROM 91 TO 180	FROM 161 TO 360 DAYS	MORE THAN	Total general

Continúa....

		DAYS		DAYS		360 DAYS	
RIGHTS	86,598	126,838	-	-	-	-	213,437
OBLIGATION	-86,596	-126,932	-	-	-	-	-213,528
TOTAL	2	-94	-	-	-	-	-92

CONSOLIDATED FORWARD SECIRITIES SALE	1 MONTH	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
RIGHTS	247,661.5	141,663.1	-	-	-	-	389,324.6
OBLIGATION	-249,769.8	-142,548.7	-	-	-	-	-392,318.5
TOTAL	-2,108.4	-885.6	-	-	-	-	-2,993.9

FORWARD FOREIGN CURRENCY PURCHASE	1 MONTH	FROM 31 TO 60 DAYS	TO1 A 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
RIGHTS	1,108,710.9	149,228.1	44,775.8	65,084.8	-	-	1,367,799.6
OBLIGATION	-1,130,228.0	-152,579.0	-46,625.7	-67,936.5	-	-	-1,397,369.2
TOTAL	-21,517.1	-3,350.9	-1,849.9	-2,851.8	-	-	-29,569.7

FORWARD FOREIGN CURRENCY SALE	1 MONTH	FROM 31 TO 60 DAYSS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
RIGHTS	903,332.4	233,362.8	103,601.0	267,461.3	250,741.5	749.3	1,759,248.3
OBLIGATION	-859,212.1	-220,123.6	-98,615.8	-244,079.7	-237,021.7	-727.4	-1,659,780.3
TOTAL	44,120.3	13,239.1	4,985.2	23,381.7	13,719.7	21.9	99,468

(7) Loan Portfolio

Loan portfolio corresponded to commercial in force – other guaranties for the sum of $91.3 and $47,388.2 as of June 30, 2007 and December 31, 2006.

The following is the detail of portfolio by geographic zone:

City		June 2007 Balance	% Particip	December 2006 Balance	% Particip
Bogotá	$	91.3	100	2,648.6	5.6
Cali				44,419.5	93.7
Medellín				137.5	0.3
Barranquilla		-		182.6	0.4
Total (*)	$	91.3		47,388.2	

(*) Decrease in Loan portfolio obeys to the cancellation of the Proyectos de Energia loan as it appears in Note 6.

The following is the portfolio detail by economic destination:

	June 2007 Balance	% Particip		December 2006 Balance	% Particip
Manufacture of textile products, garments, leather and its products	-		$	137.5	0.29%
Services provided to Companies	-			44,519.5	93.74%
Wholesale and retail trade	91.3	100%		1,915.8	4.04%
Health, teaching, entertainment and culture services	-			915.4	1.93%

Continúa....

$ 91.3	$ 47,388.2

As of June 30, 2007 and December 31, 2006 the Corporation evaluated 100% of the loan portfolio, interest and other concepts. The rating result was as follows:

June 2007

	Capital	Interest	Others Concepts	Total	Guaranty	Provision Capital	Provision Interest and other	Total Provision
Other guaranties Commercial								
A - Normal	91.3	1.1	11,146.8	11,239.2		0.9	527.2	528.1
B - Acceptable	-	-	0.2	0.2		-	-	-
C - Appreciable	-	-	1.5	1.5		-	1.5	1.5
D - Significant	-	-	2.5	2.5		-	2.5	2.5
E – No recoverable	-	-	212.5	212.5		-	212.5	212.5
	91.3	1.1	11,363.5	11,455.9		-	743.7	744.6
General Provision	-	-	-	-		0.9	-	0.9
	91.3	1.1	11,363.5	11,455.9		1.8	743.7	743.7

December 2006

	Capital	Interest	Other Concepts	Total	Guaranty	Provision Capital	Provision Interest and other	Total Provision
Other Guaranties Commercial								
A - Normal	$ 47,388.2	19.3	26,961.7	$ 74,369.2	$ 169.006	8,833.3	-	8,833.3
B - Acceptable	-	-	5.9	5.9	-	-	-	-
C - Appreciable	-	-	21.5	21.5	-	-	21.5	21.5
D - Significant	-	-	95.1	95.1	-	-	95.0	95.0
E - No recoverable	-	-	588.1	588.1	-	-	588.1	588.1
	47,388.2	19.3	27,672.3	75,079.8	$ 169.006	8,833.3	704.6	9,537.9
General Provision						473.9		
	$ 47,388.2	19.3	27,672.3	$ 75,078.8	-	9,307.2	704.6	9,537.9

Provision for Loan Portfolio

		June 2007	December 2006
Initial balance	$	9,307.2	9,351.7
Plus:			
Provision charged to expenses		-	25.5
		9,307.2	9,377.2
Minus:			
Provision reimbursements taken to commercial revenue		9,305.4	70.0
Final balance	$	1.8	9,307.2
TOTAL LOAN PORTFOLIO	$	89.5	$ 38,081.0

(8) Acceptances and Derivatives

Cash operation rights	$	190,277.7	106,194.9
Cash operation obligations		(190,470.0)	(106,194.3)
Forward operation rights		3,711,660.0	3,585,275.3
Forward operation obligations		(3,651,210.8)	(3,518,463.1)
Future sale rights		178,074.4	38,338.8
Future sale obligations		(178,074.4)	(38,338.8)
Swap Rights		1,648.6	3,347.8
Swap obligations		(1,278.8)	(2,923.5)
	$	60,626.7	67,237.1

Continúa....

The Corporation has defined that it has to cover its risk due to the difference in change generated by its own position (assets less liabilities in foreign currency), what leads to make coverage operations by means of carrying out futures contracts and operations with by-products, when the market situation is worth it.

	June-07				Dec-06			
	Sale	Variation %	Purchase	Variation %	Sale	Variation %	Purchase	Variation %
Rights								
Foreign currency	1.848.733,5	2,95%	1.619.586,9	1,29%	1.795.882,0	38,34%	1.598.963,4	23,88%
Securities	245.288,8	-22,40%	161.889,2	-26,55%	316.088,0	15,10%	220.405,3	22,89%
	2.094.022,3		1.781.476.1		2.111.770,0		1.819.368,7	
Obligations								
Foreign Currency	1.752.902,1	0,59%	1.655.499,8	31,01%	1.742.636,1	32,31%	1.263.654,5	27,75%
Securities	244.456,1	-23,06%	162.182,8	-8,88%	317.724,5	15,64%	177.964,2	23,94%
	1.997.358,2		1.817.682,4		2.060.360,6		1.441.618,7	
	Profit		Loss		Profit		Loss	
Monthly average result	21.978,4	10,66%	17.023,3	100,00%	19.862,0	236,10%	19.853,0	100,00%

Minimum and maximum terms oscillated between 2 and 365 days during fiscal periods ending on June 30, 2007 and December 31, 2006.

There were no limitations or restrictions of any type for the execution of these contracts.

(9) Accounts Receivable

Interest

		June 2007	December 2006
Loan portfolio	$	1.1	19.3
Other:			
Sold Inter-bank Funds		75.9	4.7
Loans to employees		74.1	29.1
Sundry		195.5	2,216.8
	$	346.6	2,269.9

Others

Dividends and participations	$	10.293.0	5,521.8
Leasing		313.1	353.4
Sale of goods and services		7.462.7	21,099.5
Payments on account of clients		183.9	185.5
Prepayments contracts and suppliers		1,822.9	1,777.9
Advances to personnel		53.5	53.7
Sale tax to be paid		2,993.3	2,389.2
Sundry (1)		35,086.2	10,031.7
	$	58,208.6	41,412.7

(1) This item included, among others:

- As of June 30, 2007: Accounts receivable for re-purchase operations by the Republic of Colombia of Bonuses issues 2009 and 2010 with fulfilment date July 5, 2007 corresponding to the following: Wachovia Securities $29,305.4, Currency Desk operations with the following clients: Aseguradora Colseguros S.A. $1,581.7, Standard Bank London N.Y $701.1

Continúa....

- As of December 31, 2006: Accounts receivable for assignment of rights of Proyectos de Energia income for the sum of $4,756, Accounts receivable for Non Delevey liquidity operations with fulfilment date January 2nd, 2007 corresponding to the following clients: Valores Incorporados Holding $2,656.0, Fondo de Pensiones Voluntarias Skandia $901.0 and Citibak $192.6. Accounts receivable for operations with C.I. Intercontex to Patrimonios autónomos Carsa S.A. administered by Fiduciaria Corficolombiana for $212.5.

Provision for Accounts Receivable

Initial balance	$	1,618.6	1,904.6
Plus:			
Provision charged to commercial operation expenses		153.1	824.3
Adjustment former period posting		495.7	-
		2,267.4	2,728.9
Minus:			
Reimbursements of commercial provision		169.1	614.6
Accounts receivable commercial penalised		-	495.7
	$	2,098.3	1,618.6

Realizable Goods and Goods and received as dation in payment

Description	Adjusted Cost	Provision	Value Books	Coverage Percentage Provision	Average Time tenancy
	June 2007				
Real Estate:	$ 33,421.3	26,566.2	6,855.1	79.4%	85
Movables :					
Machinery	77.5	77.5	-	100.0%	58
Other Securities	2,382.9	2,382.9	-	100.0%	27
Subtotal Movables	2,460.4	2,460.4	6,855.1		
Total	$ 35,881.7	29,026.6	6,855.1		

Description	Adjusted Cost	Provision	Value Books	Coverage Percentage Provision	Average Time tenancy
	December 2006				
Real Estate	$ 51,349.3	40,007.3	11,342.0	77.9%	83
Movables :					
Machinery	77.5	77.5	-	100.0%	50
Stock	69.8	69.8	-	100.0%	3
Other Securities	2,382.9	2,382.9	-	100.0%	39
Subtotal Movables	2,530.2	2,530.2	-		
Total	$ 53,879.5	42,537.5	11,342.0		

Goods not used in the social purpose

	June 2007	December 2006

Continúa....

Land	$	596.0	10.1
Buildings		60.2	400.0
	$	656.2	410.1
Depreciation		(58.5)	(163.8)

The Management considers that immobilisation and materiality of these assets shall not produce important negative effects on the financial statements. At present the Corporation takes the necessary steps for the realization of these goods within the terms established by Superintendence of Finance. In general terms, goods are in good condition, for those suffering wear and tear, the necessary provisions have been constituted.

The Corporation has appraisals and insurance policies for all its goods.

Provision for Goods Received in Payment

Initial Balance	$ 42,537.5	$ 63,228.8
Plus:		
Provision charged to expenses of the period(*)	314.0	1,435.3
	42,851.5	64,664.1
	June 2007	December 2006
Minus:		
Provision reimbursements	72.5	-
Use sale goods received in payment	13,752.4	9,769.3
Reclassification provision to rights in BRDPS trusts	-	12,357.3
	$ 29,026.6	$ 42,537.5

(*) In the goods received in payment provision during the first semester of 2007 an additional provision of $99.4 was posted corresponding to the provision Rights in goods received in payment trust.

(10) Property and Equipment

Land	$	3,525.7	4,393.2
Buildings		13,965.2	18,289.1
Equipment, furniture and fixtures		8,942.1	8,934.6
Computers		9,278.9	9,201.9
Vehicles		932.4	905.7
		36.644.3	41,724.5
Depreciations			
Buildings		(8,001.3)	(9,612.1)
Equipment, furniture and fixtures		(7,826.5)	(7,762.5)
Computers		(8,878.3)	(8,795.7)
Vehicles		(253.0)	(251.4)
		24,959.1	26,421.7
Minus:			
Provision		300.0	-
Total properties and equipment	$	11,385.2	15,302.8
Valorisations		19,908.8	17,689.7
	$	19,908.8	17,689.7

Continúa....

Total depreciation recorded to expenses during the first semester of 2007 and second semester of 2006 was of $642.1 and $878.6 respectively.

The Corporation has maintained the necessary measures for the conservation and protection of its assets. As of June, 2007 and December 31, 2006 insurance policies existed to cover subtraction, fire, earthquake, riot, mutiny, explosion, volcanic eruption, low tension, land property, loss or damage to offices and vehicles.

The Corporation has appraisals of its Real estate and there are no mortgages or ownership reserve on the goods, nor have they been assigned in collateral.

(11) Other Assets

Permanent Contributions

As of June 30, 2007 and December 31, 2006 permanent contributions existed in social clubs for the sum of $83.2.

Early Expenses and Deferred Charges

Movement of early expenses and deferred charges during semesters ending on June 30, 2007 and December 31, 2006 is as follows:

	June 2007	Amortisation	Charges	December 2006
Early Expenses				
Interest	$ 0.3	158.1	157.9	$ 0.5
Insurance	83.4	1.820.4	1.447.8	456.0
Maintenance of software	11.5	13.4	19.7	5.2
Commissions paid for by- products	-	494.0	-	494.0
Other	106.3	482.9	436.6	152.6
Deferred Charges:				
Organisation and pre-operatives	71.1	12.1	-	83.2
Refurbishing	362.9	106.7	469.6	-
Studies and Projects	27.9	84.0	-	111.9
Software	805.9	316.4	290.0	832.3
Utensils and stationary	33.7	77.7	48.6	62.8
Improvements to properties in leasing	17.0	17.0	-	34.0
Publicity and advertising	585.5	122.3	-	707.8
Taxes	259.8	123.9	383.7	-
Contributions and affiliations	-	503.7	503.7	-
Loss in investment valuation (*)	82.1	1.238.9	-	1.321.0
Other	67.7	118.9	2.5	184.1
	$ 2.515.1	5.690.4	3.760.1	$ 4.445.4

(*) Derived from updating of valuation margins according to resolution 1227 of July 14th, 2006. From the amount of $2,464.1to be deferred, as of June 2007 and December 31, 2006, the sums of $1.238.9 and $1,143.1 respectively were amortised.

Continúa....

Other

		June 2007	December 2006
Loans to employees	$	2.597.0	2,886.2
Other loans to employees		2.7	2.7
Deposits in guaranty		25.7	25.7
Deposits in future agreements		28.369.3	4,643.3
Art and cultural goods		252.9	252.9
Rights in trust (1)		57.141.7	58,182.9
Sundry (2)		10.599.2	107.9
	$	98.988.5	66.101.6

(2) This item includes as of June 30, 2007: Income Advance $3,707.4, Withholding System (Pay as you earn P.A.Y.E.) $6,782.6

(1) Rights in Trust

Trust for real estate development	$	35.912.8	41,771.7
Portfolio administration Trust (*)		5,195.9	354.5
Trust convertible goods and received in payment		15,687.4	15,711.1
Property and equipment trust		345.6	345.6
	$	57.141.7	58.182.9

According to note 3 "Transfer of assets, liabilities and contracts" of the Financial Statements as of June 2006, Equity B rights were transferred to Banco de Bogotá; the contract provided that benefits or recoveries received in excess of the nominal value of the equity, discounted from the funding cost and administration, shall be for Corficolombiana. Taking into account that Banco de Bogotá recovered the nominal value of this equity, it transferred to the Corporation Equity B rights. The amount of $7,170.8 was therefore recorded with counter entry to a deferred income that is being recorded as the fiduciary receives payments.

Rating of Credits to employees

The detailed rating of Credits to Employees and Ex-employees is as follows:

		June 2007				
		Housing Consumer	Interest	Total	Provision	Guaranties
Rating of Credits to employees						
A- Normal	$	2,129.0	11.6	2,140.6	-	3,494.8
	$	2,129.0	11.6	2,140.6	-	3,494.8

Rating of Credits to Ex-employees

		June 2007				
		Housing Consumer	Interest	Total	Provision	Guaranties
A- Normal	$	304.8	1.4	306.2	-	652.3
B- Subnormal		3.0	0.1	3.1	-	9.0
E- Non-recoverable		160.2	17.7	177.9	166.5	190.6
	$	468.0	19.2	487.2	166.5	851.9

Continúa....

Rating of Credits to Employees

		December 2006				
		Housing Consumer	Interest	Total	Provision	Guaranties
A- Normal	$	2,357.1	8.3	2.365.4	-	3,403.0
D- Difficult collection		3.5	-	3.5	-	4.8
	$	2,360.6	8.3	2,368.9	-	3,407.8

Rating of Credits to Ex-employees

		December 2006				
		Housing Consumer	Interest	Total	Provision	Guaranties
A- Normal	$	320.4	2.0	322.4	-	542.7
B- Subnormal		29.4	0.6	30.0	-	44.0
C- Deficient		2.1	-	2.1	-	4.3
D- Difficult collection		5.6	-	5.6	-	20.0
E- Non recoverable		168.1	18.1	186.2	157.8	158.4
	$	525.6	20.7	546.3	157.8	769.4

Provision Other Assets

		June 2007	December 2006
Initial balance	$	23.237.5	11,038.4
Plus:			
Provision charged to expenses of the period		240.6	47.8
Transfer provision of goods received in payment		-	12,357.3
		23.478.1	23,443.5
Minus:			
Reimbursement of provision		548.6	205.3
Use in sale rights trusts goods received in payment		19.0	0.7
Final balance	$	22,910.5	23,237.5

(12) Deposits and Current Liabilities

Term Certificates of Deposit:			
Issued at less than 6 months	$	140,753.0	186,894.5
Issued equal to 6 months and less than 12 months		233,995.5	271,862.5
Issued equal or greater than 12 months		299,699.3	393,762.8
	$	674,447.8	852,519.8
Savings accounts		188.673.4	145,147.8
Special deposits		117.5	148.2
Banks and correspondents		3,911.2	2,794.8
Current liabilities bank services		353.4	1,392.1
	$	867,503.3	1,002,002.9

(13) Inter-bank Funds Purchased and Repurchase Agreements

Investments Repurchase Commitments	$	553.935.4	504,784.3
Inter-bank Funds purchased		61.975.0	49,170.0
	$	615.910.4	553.954.3

Rates used in these operations during the first semester of 2007 oscillated between 9.66% and 3.09 %; for the second semester of 2006 oscillated 7.89% and 3.09%.

(14) Bank Credits and Other Financial Obligations

Bank credits and other financial obligations include balances with short and long term maturities with a detail as follows:

		June 2007					
		Capital	Interest	Effective Interest Rate	Short Term	Medium Term	Total
Banks abroad	$	29.409.1	22.7	LIB+0.25%	29.409.1	-	29.409.1
Dollars	$	29.409.1	22.7	LIB+0.25%	29.409.1	-	29.409.1

		December 2006					
		Capital	Interest	Effective Interest Rate	Short Term	Medium Term	Total
Foreign Banks	$	2,635.3	13.6	5.7%	2,635.3	-	2,635.3
Dollars	$	2,635.3	13.6	5.7%	2,635.3	-	2,635.3

(16) Accounts Payable

Other

		June 2007	December 2006
Taxes:			
Sales Tax payable	$	705.1	
Income and complementary		5.868.0	-
Industry and Trade		44.1	211.1

Continúa....

Stamp taxes		-	4.8
Extra charges /surtaxes and other		5.074.9	-
Rentals		658.4	658.3
Contribution on transactions		5.5	4.3
Promisor Purchasers (1)		1.374.0	11,343.7
Suppliers		988.8	2,195.2
Withholdings and labour contributions		2.652.0	1,421.5
Cheques drawn and not cashed		213.9	243.0
Sundry (2)		2.670.8	4,610.3
	$	20.255.5	$ 20,692.2

(1) As of June 30, 2007 this item corresponded to: Alianza Fiduciaria S.A. $757.7, Instituto Nacional de Concesiones $237.8. As of December 31, this item corresponded to: Leasing de Occidente $4,092.9, Ingenio la Cabaña $2,397.1, Asesores Financieros, Técnicos $2,000.0, Construcciones Marjal $481.0, Fiduciaria de Occidente $268.5 , Compañia Paez del Cauca $468.0, Alianza Fiduciaria $687.9, other $948.3.

(2) As of June 30, this item corresponded mainly to accounts payable for operations currency desk $1,519.4 Forward, among others and as of December 31, 2006, this item corresponded mainly to accounts payable for currency desk operations $2,240.8, to Banco de Bogotá transfer operations of assets and liabilities $1,295.0, to Valora $214.7 and Concecol $66.1.

(17) Other Liabilities

Consolidated Labour Obligations

		June 2007	December 2006
Consolidated severance	$	172.3	255.3
Interest on severance		9.9	0.2
Consolidated vacations		1,028.0	1,107.7
Other social benefits		289.2	267.5
	$	1,499.4	1,630.7

Retirement Pensions

The actuarial calculation study is prepared according to Decree 2783/01, taking into account a DANE Rate of 10.547% and a discount Rate of 16.532%.

A person (man) direct pensioner of the Corporation is part of the actuarial calculation.

Actuarial calculation is completely amortised.

Total amount of actuarial calculation	$ 1,192.2	$ 1,192.2
Value pensions caused during the semester	62.7	112.3
Amortisation percentage	100%	100%

Early Income

Movement of early income for the semester ended on June 30, 2007 is as follows:

Continúa....

		June 2007	Charges	Payments		December 2006
Commissions	$	424.9	55.0	60.7		419.2
Other		96.2	4,532.2	-		4,628.4
	$	521.1	4,587.2	60.7	$	5,047.6

Other (deferred payments)

		June 2007	Charges	Payments	December 2006
Profit in asset sale	$	1.213.7	1,387.4	1,166.5	$ 1.434.6
Profit for adjustment investment valuation (1)		1.7	25.5		27.2
Difference in change pending to be done (2)		-	10,590.5		10,590.5
Other		-	5,470.9	-	5,470.9
Autonomous Equity B to be amortised (3)		4,841.5	2,461.9	7,303.4	-
	$	6,056.9	19,936.2	8,469.9	$ 17,523.2

(1) It corresponds to the adjustment and updating of valuation margins in accordance with resolution 1227 of July 2006. The amount to be deferred is $50.9, the value amortised during the first semester of 2007 was $25.5 and the value amortised from July 18 to December 31, 2006 was of $23.7.

(2) It corresponds to income for difference in change generated in Proyectos de Energía S.A. credits.

(3) It corresponds to Note 12 in Rights in Trusts

(18) Estimated Liabilities and Provisions

		June 2007	December 2006
Labour obligations	$	1.531.6	864.3
Income Tax and ICA		5.475.3	15,655.8
Penalties and sanctions litigations, indemnifications		643.2	643.2
Penalties and sanctions Superintendence of Finance		82.7	115.7
Sundry(1)		4.437.4	1,798.0
	$	12.170.2	19,077.0

(1) Includes provisions to cover expenses for public services and contingency claim pension bonuses 1.998.

(19) Social Capital

As of June 30, 2007 and December 31, 2006, authorised capital was $1.600, represented in shares with nominal value $10 Pesos each.

No. Preferential shares	10,496.823	9,788,092
No. Ordinary shares	154,884.915	144,209.142
Total subscribed and paid shares	165,381.738	153,997,234

Variation in the number of outstanding stock corresponds to the distribution of dividends in stock where 10.675.773 ordinary shares and 708.731 preferential shares with no right to vote were issued in April 30, 2007, as it appears in the Stockholders General Assembly Record No.064 of March 15, 2007.

The minimum preferential dividend each share earns is equal to 2% per annum of the subscription price in Colombian Pesos. This dividend is adjusted each year in an amount equivalent to 100% of the variation of the index of prices to consumers (IPC) certified annually by the Colombian competent authority, for each calendar year.

(20) Reserves

Legal

According to legal provisions in force in Colombia, all credit institutions shall constitute a legal reserve assigning ten per cent (10%) of net profits of each fiscal year/accounting period, up to a minimum of fifty per cent (50%) of the subscribed capital. The reserve may be reduced to less than fifty per cent (50%) of the subscribed capital when its purpose is to wipe-off accumulated losses exceeding the total amount of profit obtained in the corresponding fiscal year and of those not distributed profits of former fiscal years when the freed value is devoted to capitalising the entity by means of the distribution of share dividends.

The reserve shall not be used to pay dividends or to cover expenses or losses during the time on which the Corporation has undistributed profits.

The additional paid-in capital (premium for placement of shares) corresponding to the difference between the amount paid per share and its nominal value, is also recorded as legal reserve.

As of June 30, 2007 and December 31, 2006 the legal reserve amounted to the sum of $574,748.8 and $460,145.8 respectively.

Statutory and Occasional Reserves

The following is a detail of statutory and occasional reserves as of June 30, 2007 and December 31, 2006.

		June 2007		December 2006
Marketable investments valuation Reserve (1)	$	380,665.5	$	127,1302.7
Other reserves available for the Assembly for future distribution		189,577.4		69.672.4
	$	570,242.9	$	196,975.1

Continúa....

(1) According to legal provisions a reserve must be made for profit obtained by the application of especial investment valuation systems at market prices and the revenue of which has not been fiscally realised.

(21) Profits or Losses Not Realised in Investments

Participative Securities				
Promigas S.A.	$	27,292.3	$	36,140.2
Tablemac S.A.		6,660.3		16,785.9
		33,952.6		52,926.1
Debt Securities		(19,231.9)		(4,597.3)
	$	14,720.7	$	48,328.8

(22) Contingent Accounts

Creditors

Endorsement	$	252.5	252.5
Bank collateral		53,40.1	47,835.7
Letters of Credit		-	-
Obligations in options		23,807.9	169,041.3
For litigations stipulated in legal currency (*)		46,744.9	47,084.7
Other contingencies		5,675.3	6,406.1
	$	130,020.7	270,620.3

(*)Corresponds to passive contingencies derived from lawsuits against, with adverse decision that occurs remotely according to the concept of the legal area of the Corporation.

Debtors

Loan portfolio interests (*)	$	-	30,819.2
Rights in Options		23,796.9	169,030.3
Fiscal loss to be amortised		170,047.7	170,047.7
Excess ordinary liquid presumptive revenue		165,899.1	165,899.1
Other contingencies		2,051.4	2,006.2
	$	361,795.1	537,802.5

(*) Corresponds to the Proyectos de Energía operation as per Note 6

(23) Memorandum Accounts

Debtor

		June 2007	December 2006
Goods and securities given as guarantee	$	642,986.3	266,162.8
Appraisal of goods received in payment		6,812.9	5,758.1
Remittances and other effects sent for collection		44,668.5	51,006.3
Unpaid negotiated cheques		4,788.8	5,462.4
Penalised assets		212.324.9	218,656.8
Adjustments for assets inflation		90.512.2	95,661.1
Distribution subscribed and paid capital		1,653.8	1,540.0
Accounts receivable decreed dividends		1,004.9	326.1
Credits to parent company, affiliates and subsidiaries		-	44,419.5

Continúa....

Dividend rights in kind for re-appreciation		4,045.2	1,272.2
Fully depreciated properties and equipment		15,801.8	13,544.9
Fiscal value of assets(*)		3,285,995.1	5,044,724.4
Investment in Nation guaranteed securities		123,855.0	490,127.3
Securities accepted by credit establishments		92,039.5	114,809.1
Securities guaranteed by Banco de la República		-	757.9
Securities to be Held-to-maturity		1,115.3	47,456.3
Securities available for sale - Debt		119,684.6	259,023.3
Reciprocal operations		245,380.3	166,888.0
Other		1,813,778.3	242,703.1
	$	6,706,447.4	7,070,299.4

(*) Corresponds to the value of the gross fiscal equity as of December 31, 2006 and 2005

Creditor

Goods and securities received in custody	$	373.8	768.9
Goods and securities received in guaranty for future loans		276,413.5	145,007.6
Collateral pending to be cancelled		59,489.9	92,675.8
Goods and securities received in collateral-suitable collateral		27,046.6	17,529.0
Collections received		1,465.9	1,673.9
Goods and securities received – Other collateral		57.0	169,088.5
Equity inflation adjustment		316,334.8	319,406.5
Fiscal monetary correction		0.6	12,670.5
Equity re-valorisation capitalisation		316,334.8	316,334.8
Yield investment negotiable debt securities		34,363.4	97,975.9
Anticipated yield of marketable investment debt securities		1,681.6	1,681.6
Decreed dividends marketable investments		1,375.9	3,576.0
Equity fiscal value		1,616,373.8	1,604,911.1
Commercial portfolio rating		11,759.1	72,920.1
Consumption portfolio rating		2,599.7	2,888.9
Reciprocal transactions		101,331.7	69,654.3
Other creditor memorandum accounts		1,892,053.7	2,413.5
	$	4,659,055.8	2,931,177.0

(24) Transactions conducted with Related Parties

Related parties are the main stockholders that hold ten per cent (10%) or more of the capital stock or whenever less, transactions that represent five per cent (5%) of the technical equity are considered related parties. Also Members of the Board of Directors and companies where the Corporation holds investments in excess of fifty per cent (50%), or where there are economic, administrative or financial interests, are also considered related parties.

Continúa....

a. Operations with Stockholders

		June 2007		December 2006
Available				
Banco de Bogotá S. A.	$	22,320.5	$	72.343.7
Banco de Occidente S. A.		23,864.9		11.125.3
Available Provision				
Banco de Occidente S. A.		-		140.1
Investments				
Banco de Bogotá S. A.		-		103.3
Banco de Occidente S. A.		6,889.9		6,853.3
Accounts Receivable				
Banco de Bogotá S. A.		742.4		748.7
Banco de Occidente S. A.		-		8.8
Accounts Payable				
Banco de Bogotá S. A.		13,040.1		20.418.5
Banco de Occidente S. A.		4,655.3		6,808.9
Operational Revenue				
Banco de Bogotá S. A.		734.0		1.012.9
Banco de Occidente S. A.		728.2		1.194.6
Operational Expenses				
Banco de Bogotá S. A.		19.6		26.4
Banco de Occidente S. A.		121.7		1.090.8
Debtor Memorandum Accounts				
Banco de Bogotá S. A.		23,698.7		-
Banco de Occidente S. A.		31,196.7		84.8
Creditor Memorandum Accounts				
Banco de Bogotá S. A.		13,775.6		-
Banco de Occidente S. A.		5,564.8		351.0

b. Operations with Related Companies

	June 2007		December 2006
Investments			
Banco Corfivalle S. A. (Panamá)	$11,800.9	$	13,475.3
Leasing Corficolombiana S. A.	32,158.7		27,552.6
Leasing de Occidente S.A.	78.597.4		-
Casa de Bolsa Corficolombiana S. A.	7,175.8		4,543.7
Valle Bursátiles S. A.	31.2		4.5
Valores de Occidente S. A.	1.571.4		-
Banco Av Villas S. A.	80.6		-
Fiduciaria Corficolombiana S. A.	19,659.0		16,340.7

Continúa....

Fiduciaria de Occidente S. A.	1.483.8	-
Colombiana de Licitaciones y Concesiones Ltda.	20,437.2	20,437.2
Estudios, Proyectos e Inversiones de los Andes S. A.	40,980.3	40,980.3
Frigoríficos Colombianos S. A.	-	3,094.7
General de Inversiones S. A. En liquidación	-	1.9
Hoteles Estelar S. A.	41,883.8	40,924.5
Huevos Oro Ltda.	11,197.4	11,197.4
Lloreda S. A.	131,324.0	131,324.0
Organización Pajonales S. A.	24,757.9	24,757.9
Pizano S.A. en reestructuración	27,591.8	-
Plantaciones Unipalma de los Llanos S. A.	12,665.8	12,665.8
Promotora Inmobiliaria la Esperanza S. A.	5,857.0	5,857.0
Promotora y Comercializadora Turística Santamar S. A.	9,387.6	9,346.5
Proyectos de Energía S. A.	162.489.5	162.489.5
Proyectos de Infraestructura S. A.	68,375.8	89,359.7
Tejidos Sintéticos de Colombia S. A.	15,688.7	15,133.1
Valora S. A.	19,247.9	19,247.9
Investments Provision		
Huevos Oro Ltda.	4.331.7	4.331.7
Lloreda S. A.	98.751.6	98.751.6
Promotora Inmobiliaria la Esperanza S. A.	2,666.3	2,666.3
Promotora y Comercializadora Turística Santamar S. A.	2,874.2	2,836.6
Banco Av Villas S. A.	34.6	-
Loan Portfolio		
Proyectos de Energía S. A.	-	44.419.6
Loan Portfolio Provision		
Proyectos de Energía S. A.	-	8,809.6
Accounts Receivable		
Casa de Bolsa Corficolombiana S. A.	13.6	-
Leasing Corficolombiana S. A.	278.7	4.1
Fiduciaria Corficolombiana S. A.	74.6	-
Fiduciaria de Occidente S.A.	95.4	
Colombiana de Licitaciones y Concesiones Ltda.	124.6	2.061.8
Frigoríficos Colombianos S. A.	-	8.1
Hoteles Estelar S. A.	3,187.7	854.4
Huevos Oro Ltda.	-	3.5
Lloreda S. A.	-	11.6
		11.6
Organización Pajonales S. A.	-	
	June 2007	December 2006
Promotora y Comercializadora Turística Santamar S. A.	-	2.8
Plantaciones Unipalma de los Llanos S.A.	765.1	-
Proyectos de Energía S. A.	-	4.756.7
Proyectos de Infraestructura S. A.	-	13.5
Tejidos Sintéticos de Colombia S. A.	566.6	-
Valora S. A.	-	1.798.3

Continúa....

Deferred Charges		
Seguros de Alfa S.A.	21.4	-
Dations in Payment		
Lloreda S. A.	-	2,912.1
Dations in Payment Provision		
Lloreda S. A.	-	2,329.7
Valorisations		
Banco Corfivalle S. A. (Panamá)	444.3	1.042.7
Casa de Bolsa Corficolombiana S. A.	144.6	2,511.5
Fiduciaria Corficolombiana S. A.	8,038.1	8.131.7
Leasing Corficolombiana S. A.	16,465.3	19.241.9
Valle Bursátiles S. A.	5.1	5.1
Valores de Occidente S. A.	189.3	-
Fiduciaria de Occidente S.A.	697.0	-
Leasing de Occidente S.A.	11.161.9	-
Colombiana de Licitaciones y Concesiones Ltda.	10,604.4	9.459.9
Estudios, Proyectos e Inversiones de los Andes S.A.	45,631.6	43.447.9
Hoteles Estelar S. A.	63,217.3	65.976.6
Organización Pajonales S. A.	46,222.8	43.609.4
Plantaciones Unipalma de los Llanos S. A.	12,804.9	13.221.8
Proyectos de Energía S. A.	-	27.979.5
Proyectos de Infraestructura S. A.	23,960.2	19.033.7
Tejidos Sintéticos de Colombia S. A.	2,627.9	3.396.4
Valora S. A.	3,185.2	2.607.1
De-valorisations		
Frigoríficos Colombianos S. A.	-	1,052.4
General de Inversiones S. A.	-	0.9
Huevos Oro Lda.	355.8	351.8
Lloreda S. A.	32,572.4	32,572.4
Promotora Inmobiliaria la Esperanza S. A.	1,972.8	1.950.3
Promotora y Comercializadora Turística Santamar S. A.	2,200.5	1,667.4
Proyectos de Energía S.A.	23,194.1	-
Banco Av villas S. A.	12.3	-
Deposits and Current Liabilities		
Colombiana de Licitaciones y Concesiones Lda.	2,105.8	8.845.0
Estudios, Proyectos e Inversiones de los Andes S.A.	22,200.9	24.941.4
Leasing Corficolombiana S. A.	1,234.1	914.4
Casa de Bolsa Corficolombiana S. A.	3,391.2	-
Plantaciones Unipalma de los Llanos S. A.	511.3	3,063.4
Valora S. A.	4,170.0	8.5

	June 2007	December 2006
Estudios, Proyectos e Inversiones de los Andes S.A.	1,746.9	-
Valora S.A.	226.2	-
Tejidos Sintéticos de Colombia S.A.	165.0	-

Continúa....

Proyectos de Infraestructura	1.9	-
Inter-bank Funds		
Leasing Corficolombiana S. A.	15,315.1	6.862.6
Accounts Payable		
Casa de Bolsa Corficolombiana S. A.	13.6	-
Colombiana de Licitaciones y Concesiones Ltda.	45.2	211.5
Estudios, Proyectos e Inversiones de los Andes s.a.	593.2	559.6
Fiduciaria Corficolombiana S. A.	4.9	-
Leasing Corficolombiana S. A.	4.9	4.0
A Toda Hora S. A.	0.9	
Banco Popular S. A.	1.917.4	
Leasing de Occidente S.A.	17.0	
Fiduciaria Bogotá S.A.	5.0	
Seguros de Vida Alfa S. A.	5.5	
Hoteles Estelar S. A.	7.1	-
Plantaciones Unipalma de los Llanos S. A.	11.8	37.2
Valora S. A.	-	191.4
Operational Revenue		
Banco Corfivalle S. A. (Panamá)	1,139.2	-
Casa de Bolsa Corficolombiana S. A.	2,737.0	492.7
Leasing Corficolombiana S. A.	6,876.9	5,742.6
Leasing de Occidente S.A.	8.289.7	-
Fiduciaria Corficolombiana S. A.	3,669.0	3.064.0
Fiduciaria de Occidente S.A.	286.2	-
Valores de Occidente S. A.	136.0	-
Almacenes generales de depósitos Almaviva	1.0	
Colombiana de Licitaciones y Concesiones Ltda..	746.8	84.6
Estudios, Proyectos e Inversiones de los Andes s.a.	10,622.1	21.234.3
Frigoríficos Colombianos S. A.	-	7.7
Hoteles Estelar S. A.	5,209.5	5.1
Huevos Oro Ltda.	-	31.1
Lloreda S. A.	-	11.0
Organización Pajonales S. A.	6,196.8	11.0
Plantaciones Unipalma de los Llanos S. A.	1,020.2	31.2
Promotora y Comercializadora Turística Santamar S. A.	35.3	21.3
Proyectos de Energía S. A.	38,511.0	12.091.7
Proyectos de Infraestructura S. A.	10,058.5	9.059.5
Tejidos Sintéticos de Colombia S. A.	1,216.8	36.2
Valora S. A.	-	11.0

	June 2007	December 2006
Non Operational Revenue		
Banco Corfivalle S. A. (Panamá)	25.4	23.8
Casa de Bolsa Corficolombiana S. A.	17.3	12.0
Fiduciaria Corficolombiana S. A.	89.1	109.5
Leasing Corficolombiana S. A.	-	62.1
Banco Av Villas S. A.	1.7	-
Colombiana de Licitaciones y Concesiones Ltda.	23.3	22.3

Continúa....

Hoteles Estelar S. A.	-	2.1
Lloreda S. A.	-	6.5
Plantaciones Unipalma de los Llanos S. A.	-	0.2
Promotora y Comercializadora Turística Santamar S. A.	-	0.1
Proyectos de Infraestructura S. A.	12.6	19.2
Tejidos Sintéticos de Colombia S. A.	-	2.3
Valora S. A.	-	1,562.5
Operational Expenses		
Banco Corfivalle S. A. (Panamá)	-	16.1
Casa de Bolsa Corficolombiana S. A.	446.5	267.9
Fiduciaria Corficolombiana S. A.	9.7	6.7
Leasing Corficolombiana S. A.	666.9	515.8
A Toda Hora S. A.	11.6	-
Leasing de Occidente S.A.	162.3	-
Fiduciaria Bogotá S.A.	4.3	-
Seguros Alfa S. A.	40.0	-
Colombiana de Licitaciones y Concesiones Dtda..	26.3	302.9
Estudios, Proyectos e Inversiones de los Andes S.A.	899.3	968.2
Hoteles Estelar S. A.	-	82.8
Huevos Oro Ltda.	-	2,288.6
Pizano S.A. en reestructuración	8.2	
Plantaciones Unipalma de los Llanos S. A.	43.2	113.7
Promotora y Comercializadora Turística Santamar S. A.	-	10.9
Proyectos de Energía S. A.	-	3.3
Proyectos de Infraestructura S. A.	-	0.3
Valora S. A.	-	1.7
Non Operational Expenses		
Fiduciaria Corficolombiana S. A.	-	5.7
Tejidos Sintéticos de Colombia S. A.	-	0.2
Contingent Accounts		
Proyectos de Energía S. A.	-	30,819.2
Debtor Memorandum Accounts		
Banco Corfivalle S. A. (Panamá)	-	1,052.1
Casa de Bolsa Corficolombiana S. A.	-	1,036.3
Colombiana de Licitaciones y Concesiones Ltda.	1,441.1	30,021.0
Estudios, Proyectos e Inversiones de los Andes S.A:	12,884.1	2,281.7
Fiduciaria Corficolombiana S. A.	-	7,883.2
Frigoríficos Colombianos S. A.	-	2,458.4
Hoteles Estelar S. A.	19,688.9	17,876.7
Huevos Oro Ltda.	523.2	523.2
Leasing Corficolombiana S. A.	13,386.7	13,386.7

	June 2007	December 2006
Lloreda S. A.	19,049.3	19,416.5
Organización Pajonales S. A.	0	6,196.8
Plantaciones Unipalma de los Llanos S. A.	1,889.1	868.9
Promotora Inmobiliaria la Esperanza S. A.	1,906.9	1,906.9
Promotora y Comercializadora Turística Santamar S. A.	80.8	-
Proyectos de Energía S. A.	2,678.5	47,098.0
Proyectos de Infraestructura S. A.	12,355.6	22,497.0
Tejidos Sintéticos de Colombia S. A.	3,205.0	2,430.4
Valle Bursátiles S. A.	3.4	3.4

Continúa....

Valora S. A.	3,813.5	3,813.5
Creditor Memorandum Accounts		
Fiduciaria Corficolombiana S. A.	-	114.6
Huevos Oro Ltda..	1,212.8	1,212.8
Leasing Corficolombiana S. A.	-	34.9
Promotora y Comercializadora Turística Santamar S. A.	13.2	21.0
Proyectos de Energía S. A.	169,006.1	169,006.1

(c) Operations entered into with Members of the Board of Directors and Legal Representatives

	June 2007		
	Stockholders	Board of Directors	Legal Representatives
Assets	$ 7,639.8	$ -	63.7
Liabilities	17,847.4	222.6	41.4
Revenue	1,352.4	-	9.7
Expenses	819.1	50.4	49.2

	December 2006		
	Stockholders	Board of Directors	Legal Representatives
Assets	$ 7,566.2	$ -	$ 114.4
Liabilities	10,106.7	350.5	101.2
Revenue	2,133.7	-	6.5
Expenses	1,617.5	91.6	27.5

(d) Operations carried out with Stockholders who own less than 10% of the Capital Stock that had operations greater than 5% of the technical equity as of June 30, 2007 $57,633.1

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
0.02%	800,159,085	FONDO DE CESANTIAS SANTANDER	Forward	Sale	52,736.0	52,936.0
			Forward	Pur	58,818.3	58,835.0
					111,554.3	111,771.0
2.93%	800,224,808	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	Forward	Sale	109,005.3	90,968.9
2.25%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS SANTANDER	Forward	Pur	115,676.0	123,743.8
			Forward	Sale	117,435.4	117,636.6
					233,111.4	241,380.4

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
3.14%	800,227,940	FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	Forward	Pur	147,045.7	151,968.9
1.54%	800,231,967	FONDO DE PENSIONES HORIZONTE	Forward	Pur	88,227.4	97,401.2
0.00%	860,007,660	BANCO DE CREDITO	Forward	Pur	66,660.7	69,672.5
0.00%	800,192,773	SUBFONDO BEAR STEARNS & CO. OMNIBUS	Forward	Sale	78,383.6	79,992.9

Continúa....

(e) Operations Conducted with Stockholders that own less than 10% of the Capital that had operations greater than 5% of the technical equity as of December 31, 2006 $34,858.

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligations
1.32%	800,170,043	FONDO DE CESANTIAS PORVENIR	Forward Non delivery	Pur	80,596.4	80,988.5
					80,596.4	80,988.5
2.00%	800,189,529	FONDO DE CESANTIAS HORIZONTE	Forward	Sale	3,359.8	3,283.8
	800,189,529	FONDO DE CESANTIAS HORIZONTE	Forward Non delivery	Pur	13,432.7	14,654.9
	800,189,529	FONDO DE CESANTIAS HORIZONTE	Forward Non delivery	Sale	43,001.0	42,089.3
					59,793.6	60,028.0
3.37%	800,224,808	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	Forward Non delivery	Sale	95,393.7	89,551.6
3.65%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS SANTANDER	Forward Non delivery	Pur	244,599.7	251,903.7
3.75%	800,227,940	FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	Forward Non delivery	Pur	33,581.9	34,961.9

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligations
6.61%	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward	Pur	32,354.1	32,338.2
	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward Non delivery	Pur	100,745.6	102,869.3
	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward Non delivery	Sale	4,509.3	4,477.6
					137,609.0	139,685.1
2.40%	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward	Pur	20,255.4	19,797.1
	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward Non delivery	Pur	116,417.1	124,139.3
	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward Non delivery	Sale	73,669.4	68,283.1
	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward	Sale	60,808.1	60,478.2
					271,150.0	272,697.7
0.00%	830,038,885	VALOREM S.A.	Forward Non delivery	Pur	62,688.1	63,439.6

(25) Operating Revenue

The following is the detail of the operating revenue other:

		June 2007	December 2006
Dividends and participations			
Epiandes S.A.	$	10,602.4	21,211.0
Promigás S.A.		10,269.3	14,629.1
Proyectos de Infraestructura S.A		10,057.7	8,909.4
Leasing Corficololombiana S.A.		6,141.6	5,742.2
Leasing de Occidente S.A.		6,378.3	5,351.1
Sociedad de Inversiones en Energla		880.4	2,175.4
Concecol Ltda.		651.1	-
Casa de Bolsa Corficolombiana S.A.		2,632.1	492.6
Fiduciaria Corficolombiana S.A.		3,318.4	3,064.0
Concesionaria Tibitoc S.A		1,104.9	450.4
Banco Corfivalle Panamá		1,139.2	-
Hoteles estelar		5,209.5	-
Unipalma		1,020.2	-
Tesicol		1,216.8	-
Gas Natural		1,576.0	-

Continúa....

Estudios y Desarrollos de infraestructura	5,125.1	-
Colombina S.A.	1,372.7	-
Otros	3,180.8	273.7
	71,876.5	62,298.9
Operating Recoveries		
Refund accounts receivable Provision	169.2	614.6
Refunds loan portfolio provision	9,305.4	69.9
Various Revenue (1)	1,415.2	17,588.2
$	10,889.8	18,272.7

(1) This item includes for December 2006, revenue for Proyectos de Energla S.A. received from Empresa de Energla de Bogotá and Subestación de Betania for $12,091.7.

(26) Operating Expenses – Other

	June 2007	December 2006
Fees $	1,843.9	847.5
Taxes (1)	10,199.6	3,192.7
Rentals	1,284.6	1,043.8
Contributions and affiliations	822.7	1,641.2
Insurance	2,022.6	3,045.7
Maintenance and repairs	823.9	679.2
Adapting and installation of Offices	121.9	108.8
Various:		
Cleaning and vigilance services	355.1	362.4
Temporary services	295.1	374.0
Advertising and propaganda	865.7	1,660.3
Public Relations	87.3	92.6
Public Utilities	611.0	741.1
Travel Expenses	205.9	367.3
Transportation	625.0	638.3
Implements and stationary	213.5	251.9
Donations	1.2	6.9
Subscriptions and notices	537.7	361.1
Mail posts	44.2	47.2
Building management	308.7	385.5
Cafeteria	47.9	32.6
	June 2007	December 2006
Legal expenses	141.6	63.7
Microfilming and binding	94.5	52.7
Deductible VAT pro-rating	582.5	490.4
Connection service	128.3	247.2
Miscellaneous	1,157.2	663.5
$	23,421.6	17,397.6

(1) The amount corresponds to the provisions of Note 3 of the Equity Tax

(27) Other Provisions

Rights in trusts – Goods received in payment	$ -	1,475.3
Goods received in payment	413.4	
Other Assets	138.6	150.2
	$ 552.0	1,625.5

Continúa....

(28) Non Operational Revenues

Profit in sale of:			
Goods received in payment	$	15,942.5	4,947.5
Property and equipment		4,404.2	2,483.3
Rentals		241.0	251.9
Recoveries			
Penalised goods (written-off goods)		1,293.7	4,968.2
Provision Reimbursement:			
Investments		4,739.8	4,618.2
Revenue goods received in payment		72.5	-
Other provisions		103.7	18.1
Other recoveries		2,840.2	5,778.4
Other assets		548.6	205.3
Sundry			
Revenue goods received in payment		86.1	97.0
Other (1)		5,409.5	320.5
	$	35,681.7	23,688.4

(1) This item includes earnings for rights in trusts for $4,529.2

(29) Income Tax

The following is the conciliation between book profit and estimated taxable income:

Profit-loss before income tax	$	110,303.1	570,823.9
Plus (less) entries that increase (decrease) fiscal profit:			
Dividends not accrued in books		6,450.4	245.9
Revenue valuation variable revenue investments		4,528.6	(515,263.6)
Non deductible provisions that constitute temporary difference		11,851.7	33,620.6
Greater revenues fiscal monetary correction account		-	73.2
Non deductible taxes (GMF), equity tax		8,967.6	2,734.8
Industry and commerce tax and others		465.2	71.1
Expenses from other terms and other non deductible expenses		842.9	(247.0)
Loss on sale of real estate and stock		794.4	77.9
Imputable expenses non taxed revenues		120.0	3,111.2
Deferred income declared in previous years		(6,989.9)	(5,467.1)
Non taxable dividends and participations		(69,313.0)	(57,209.3)
Difference for valuation of marketable investments fixed yield		16,572.6	(15,870.2)
Restitution provisions not deducted in former years		(5,865.1)	(17,032.4)
Not levied revenue, stock sale and non levied interest		(1,331.3)	(26,577.8)
Ordinary revenue estimated to be compensated		77,397.2	(26,908.8)
Compensation fiscal losses		(77,397.2)	(26,908.8)
Applicable presumptive income	$	27,265.0	64,860.8
Taxable base	$	27,265.0	64,860.8
Income tax (34%)		9,270.1	22,701.3
Surcharge Law 788 / 02 (10%)		-	2,270.1
Total Income tax estimated year		9,270.1	24,971.4
Income tax required as of June		4,670.7	12,550.0
Provision excess or (defect)		369.3	(4.0)

Continúa....

Total income tax expense	$	5,040.0	12,546.0

Tax return for 2005 and 2006 are available for the review of DIAN (Departamento de Impuestos y Aduanas Nacionales – National Customs and Tax Department).

As of June 30, 2007, the Corporation shows a fiscal loss adjusted for inflation, pending to be amortised for an amount of $170,047.7 and an excess presumptive income over ordinary income of $165,899.1. Fiscal regulations state that fiscal losses recorded up to 2002 may be amortised with the income obtained during the five (5) years following their occurrence; losses generated from 2003 may be compensated within the following eight (8) years limited annually to 25%, and presumptive revenue excesses may be amortised in 5 years.

Fiscal Memorandum Accounts

The detail of the fiscal monetary correction account is as follows:

		June 2007	December 2006
Fiscal revenue from fixed assets adjustment	$	-	452.9
Fiscal revenue from stock investment adjustment		-	27,791.3
Fiscal revenue for adjustment to goods received in payment		-	1,344.6
Fiscal revenue from adjustment to other assets		-	709.3
Adjustment to book equity to fiscal equity		-	(30,224.9)
Revenue for fiscal monetary correction	$	-	73.2

Law 1111 of 2006 eliminated Adjustments for inflation for Fiscal effects.

(30) Assets Weighted by Risk Level – Technical Equity

In conformity with Decree 1720 of 2001, technical equity can not be less than nine per cent (9%) of assets in local and foreign currency, weighted by risk level. Individual compliance with the aforementioned is verified monthly and semi-annually on a consolidated basis with its subsidiaries and affiliates.

Risk asset rating in each category is made applying percentages determined by the Superintendence of Finance to each asset item, contingent accounts, fiduciary businesses and trust mandates established in Plan Único de Cuentas (Mandatory Chart of Accounts).

As of June 30, 2007 and December 31, 2006 the ratio achieved by the Corporation was of forty eight point sixty four (48.64%) and twenty four point thirty two per cent (24.32%) respectively.

(31) Asset and Liability Management

According to resolution 001 of January 2, 1996 and external Circular Letter 024 of March 1996 of the Superintendence of Finance, whereby the criteria and procedure by which credit institutions must identify, measure, evaluate and control their exposition to liquidity risks, interest rate and rate of exchange, a study is presented on exposure levels of the Corporation.

Following are the main accounts that affect the Corporation's liquidity GAP in a maturity corresponding to twelve (12) months:

	June 2007	December 2006

Continúa....

Available	$	94,953	156,202
Inter-Bank Funds		142,313	177,850
Negotiable Investments		668,959	818,226
Non Negotiable Investments		430,450	261,971
Commercial Loan Portfolio		98	3,124
Accounts Receivable		42,664	12,892
Asset Acceptances		58,867	29,579
Other Assets		6,040	10,367
Total Asset Positions	$	1,444,344	1,470,211
Cdt's		372,635	494,831
Savings Deposits		151,979	131,733
Other		8,361	4,335
Inter-Bank Funds		547,760	555,831
Bank Loans		29,964	2,766
Accounts Payable		45,847	57,022
Other Liabilities		2,245	2,192
Estimated Liabilities and prov.		573	23,243
Total Liabilities Positions	$	1,159,364	1,271,953

The Corporation in accordance with in force provisions, calculates the market risk based on the standard model established by the Superintendence of Finance in external circular letter 009 of 2007 (Chapter XXI Accounting and Finance Basic Circular Letter).

Because this methodology came into force as of April 1st, 2007, following are the results of this new methodology as of June 30, 2007, and December 31, 2006, results according to external circular letter 031 of 2004.

Methodology according to external circular letter 031 of 2004		December 2006
Risk Factors		
1- DTF	$	291
2- Repos Rate		-256
3- Inter Bank Rate		-11
4- Actual Rate		1,621
5- Libor		-
7- Money Market USD		1,057
8- TES Rate		8,356
9- UVR		8,186
10- TRM		-575
11- Euro		8
12- Yen		163
13- IBC		107,014
14- FCO		4,702
15- DJIA		-
Co-related VeR	$	130,556

Methodology according to external circular letter 009 de 2007		June 2007
Risk by Modules		
1- Interest Rate	$	41,359
2- Exchange Rate		2,223
3- Stock Price		5,607
4- Joint Portfolios		1,889
Aggregated VeR	$	51,078

Continúa....

(32) <u>Corporate Governance</u> **(Not audited)**

Corporación Financiera Colombiana S.A., maintaining its policy of permanently having updated good corporate governance norms, and in application of Resolution 275 of 2001 issued by the Superintendence of Finance, has incorporated principles that rule the entity's good corporate governance and as the protection of the rights of stockholders and investors.

Board of Directors and Top Management: The Top Management and the Board of Directors determine strategies, policies, and risk profiles for the entity. The Board of Directors is permanently informed about the processes and businesses that the Corporation carries out. The Board of Directors also approves limits for credit granting and of exposition to market risks, liquidity and credit risk administration for the different Corporation businesses. The Executive Vice President is the area in charge of identifying, managing, measuring and controlling risks inherent to treasury operations and other businesses of the entity. This area is in charge of generating risk control mechanisms and reporting to the Top Management and the Board of Directors risk exposures the Corporation might have.

Policies and Function Division:
Risk management policies are approved by the Board of Directors according to the different business lines of the Corporation. It counts on specific elements for each type of risk (credit market, liquidity and operating) and a strict compliance follow-up is made by the Risk Management Office, are under the Executive Vice Presidency.

Reports to the Board of Directors: The Board of Directors is permanently informed on risk exposures of the different businesses conducted by the Corporation.

A monthly report with a detailed description of the transactions carried out by the currency desk, business results, risk levels, and compliance with the limits established, if any, is presented to the Board of Directors. Transactions with related parties are submitted to the Board of Directors for consideration.

The risk department controls the limits of maximum portfolio positions, maximum losses, and value at risk, and reports them on a daily basis to the Top Management of the Corporation.

Technological Infrastructure: An adequate technological infrastructure is available for the Corporation that allows it to efficiently support transaction requirements during its day-to-day operations, including adequate control and auditing mechanisms for risk control and generation of information tools that make information management in the organisation easier.

Methodology for Risk Measurement: Corporación Financiera Colombiana is classified as a financial entity and due to its business role in the different fronts where it concentrates (currency desk products, funds placement, asset management, variable income investments, etc.) it is exposed to a variety of risks generated by the evolution of the environment in all the dimensions.

Based on the aforementioned, it is clear that risk management has become the determinant factor to achieve one of the objectives of Corficolombiana, the obtainment of a satisfactory profitability for its stockholders and it is therefore within the very definition of each and every institutional strategy and the procedure for decision-making on all businesses and activities of the Corporation.

The Corporation defined that the risk management process must comply with the following stages:

RISK IDENTIFICATION: Risks associated to each of the products are determined. The entity looks for undue concentration of risks and implements new technologies for risk management.

Continúa....

RISK MEASUREMENT: Measurement and management processes for the different risks are determined. Monitoring systems must operate precisely and cover all defined aspects to make the management process easy. Risk measurement involves availability of experienced human resources and technical tools for the quantification of risks inherent to each business.

LIMIT ASSIGNMENT: Limits are determined for each risk separately (market, credit and/or counterparty, operational and liquidity) although they are related among them. The administration evaluates and defines the limits based on the disposition to assume risks and the capacity of the institution to absorb losses.

LIMIT MEASUREMENT AND CONTROL: Position values must be permanently revised against the limits and any excess observed must be timely reported to the top management in order to take all corrective actions necessary. Evaluations and measurements on different time basis are conducted in accordance with the needs of each business line.

GENERATION OF REPORTS: As defined by the Board of Directors and the different risk departments, reports shall be presented from time to time. Reports shall include information with respect to the present risk exposition compared to limits established, and considering them as essential elements for decision making.

Existing methodologies identify and measure the different types of risk the Corporation faces in its activity, and this is how the methods mentioned and explained in detail in these notes to the financial statements operate.

Organisational Structure: The Corporation has defined an organisational structure through its Board of Directors that shall watch over an adequate risk management. Thus, the Executive Vice President is in charge of building a strong risk culture within the organisation, always pursuing the obtaining of an integrated risk vision that, in addition, covers Corficolombiana's financial affiliates. The Executive Vice President is in charge of the Treasury Risk Management SARC and Operational, and the Credit Risk Management; it has the purpose of promoting, leading, and controlling the execution of risk policies approved, through the compliance with the risk management strategy outlined, using the risk management process previously defined.

In the structure of the Corporation there is independence between negotiation, risk control and operation accounting areas. Each of these tasks is assigned to different function areas that report to different Vice Presidencies of the Corporation as follows:

Responsibility	Area	Reports to:
Negotiation	Treasury Vice Presidency	Presidency
	Commercial Vice Presidency	Presidency
	Investment Bank Vice Presidency	Presidency
	Investment Portfolios Vice Presidency	Presidency
	Investment Vice Presidency	Presidency
Control	Risk Management	Executive Vice Presidency
	Credit Risk Management	Executive Vice Presidency
Accounting	Treasury Operations Management	Vice Presidency of Operations
	Support Operations Management	Vice-Presidency of Operations

Human Resource: The Corporation has highly-qualified, extensively-experienced professional personnel. Likewise, personnel are trained to develop new skills and extend their knowledge in the different activities undertaken in the Corporation.

Continúa....

Verification of Transactions: The Corporation has transactional systems that, on a daily basis, record all asset and liability transactions guaranteeing the timeliness and accuracy of the accounting information to avoid errors that might alter its results.

In like manner, the Corporation has mechanisms in treasury transactions to verify negotiations conducted such as recording of telephone calls and written communications confirming transactions. For this reason the Corporation has security mechanisms that allow verifying, when applicable, agreed conditions and demonstrating that transactions carried out are adequate.

On the other hand, high-security-level systems exist to receive and transfer funds with the purpose of complying with the transactions such as Sebra of Banco de la República, Cenit, ACH, Swift, and Deceval.

Auditing: The Corporation's Fiscal Auditor and Comptroller have been constantly informed about the transactions carried out by the Corporation during the first semester of 2007, and in their visits and verifications they have made their recommendations, that have been discussed with the management and applied when applicable.

(33) <u>Risk Disclosure</u>

EVALUATION:

The Corporation's market risk is measured through the different analysis made, based on recognised techniques for financial risk management, with the purpose of controlling loss levels to which the Corporation may be exposed in its financial asset investments due to the volatility in the markets on which it may participate.

Based on the aforementioned, the following limit scheme operates considering the risk profile of the institution.

1. Pesos Portfolio Position

Limits to negotiable investments portfolio: The nominal value of the position in public debt securities is limited taking into consideration its rate characteristics: fixed or variable, and according to maturity. In the same manner the position is limited in negotiable securities different to public debt, taking into account the same aspects above mentioned and the corresponding issuer limits.

Limits to available for sale investments portfolio: The nominal value of the position in public debt securities is limited taking into consideration maturity and the contractual, financial, and operating capacity of the Corporation.

Limits to investments held to maturity: The nominal value of the position in public debt securities is limited taking as criteria, maturity and the contractual, financial, and operating capacity of the Corporation.

2. Dollar Portfolio Position

Limits to negotiable investments portfolio: The nominal value of the position in public debt securities (TES, TRM, and YANKEES) is limited according to maturity. In the same manner, the position in negotiable securities different to public debt will be limited taking into consideration the issuer limits approved and the maturity term.

Limits to foreign-currency position: The value of the Dollars position (Short or Long) is limited both in the "intraday" and in the "next-day", in accordance with the risk profile of the entity. In the same manner, positions in other currencies such as French Franc, Sterling Pound, and EURO, are limited taking into consideration the very aforementioned aspects.

Continúa....

3. Loss Limits

Daily P&L: It is the main control tool that the middle office has to monitor treasury. Additionally, it is essential in the definition of the maximum losses authorised by the Board of Directors.

VeR (Value at Risk): With the purpose of establishing limits based upon recognized Risk Metrics methodologies for financial risk management and that are in agreement with the risk profile of the Corporation, the Board of Directors defined a VeR limit for Treasury transactions that allows estimating under "normal conditions" the risk assumed in the exchange and fixed-yield markets where the Corporation concentrates its trading activities.

MAT (management action trigger): Is the maximum loss that the Corporation is willing to assume bearing also in mind the equity capacity and solvency of the institution. The MAT limits total losses to the amount of accrued and potential losses (VeR) associated to the current portfolio under normal conditions.

MAT = Profit 30 days + VeR

Limit: MAT = VeR

Sensitivity Analysis (stress test): The most appropriate scenarios were established to calculate stress tests, where, in addition to a "stress" with an increase of 200 basic points in the rates, the market crisis of August 2002 and of April 2004 are modelled to the current TES positions.

II. Liquidity Risk

The tool used for the liquidity risk is the liquidity GAP, in accordance with External Circular Letter 042 of September 27th 2001, and on a weekly basis, the ALCO committee reviews the weekly flow to determine the liquidity profile of the Corporation in the current and subsequent weeks.

On the other hand, monitoring and control of internal limits established by the Board of Directors for both long and short term continued. Amongst the short-term ones, there is the MCO (Maximum Cumulative Outflow) that is the cash flow projected to 1, 7, and 30 days. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position).
The first indicator limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.

The Board of Directors established limits for each of these indicators that are reviewed on a daily basis by the Top Management and presented to the Board of Directors on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation.

As a function of these statuses, the Board of Directors defines the contingency plans to be followed.

III. Credit Risk

The treasury area identifies negotiation and investment alternatives, which can be both in the real sector and in the financial sector. According to the result of the study conducted by this area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established with a 1 year term to carry out transactions with such client.

Limits are approved for 1 year terms and semi-annual reviews. Every issuer and/or counterparty must have a limit duly approved by the respective instance. Non-financial entity limits are assessed under the counterparty analysis process used by the Credit Risk Management and those of the financial sector are assessed under a "Scoring" methodology in the Treasury Risk Management.

Continúa....

1. Counterparty Risk Categories
Counterparty risk categories are standardized into four levels that allow updating day-to-day businesses without generating additional wearing out in the attribution instances of the Corporation, or affecting the quality of risk decision-making.

Following is a description of risk categories from the highest to the lowest risk.

Category 1

Inter-bank short term loans, repos and/or investment in securities.

Category 2

Credit exposure in derivative fixed yield and foreign currency products.
Examples: Foreign currency forwards, securities forwards, options, swaps.

For derivative products, the risk limit to be approved by the corresponding instance is defined in accordance with the Future Potential Exposure that stipulates the factors applied on the nominal value of the contract as a function of the term and the underlying asset.

Remaining Term	Fixed Yield	Type of Exchange
Up to 3 months	5.2%	10.6%
From 3 to 6 months	7.4%	15.0%
Greater than 6 months	10.8%	21.2%

Use of the limit approved is also calculated based on the credit exposure of the derivative:

Credit Exposure = Replacement Cost (*) + Future Potential Exposure

(*) Replacement Cost is the greater value between the market value and zero (0).

It shall be understood as fixed rate derivative, the contract on which the underlying is a market interest rate or a fixed rate security independent from the issuer or the type of security.

For the rate of exchange derivatives the above table shall be also used, independent from the foreign currency.

Category 3

Spot risk

Examples: Purchase – sale securities, foreign currency free delivery.

Over night risk.

Category 4

Category DVP or compensated
"Intraday" market risk

Continúa....

Note: approved limits may be used for products of the same category, observing time limit. Spot risk and over night risk may not be combined.

IV. Operating Risk

Following are the main improvements with respect to operating risk obtained in the first semester of 2007:

1. A methodology was applied for measuring, controlling and monitoring operating risks in all the Company' processes: of mission, strategic and of support. As of June 30, risk identification and measure steps were taken.

2. An institutional training program implying presence continued. As of June 30 95% of the personnel was trained. Additionally, the Corporation is developing at present a virtual training project with COGNOS ON LINE that will be integrated to the institutional induction program.

3. The construction of the Operational Risk Data Base was finished. With the support of the Technology Area a WEB environment application was developed. This application will allow capture, follow-up and consult of operational risk events that may occur in the institution.

4. The Board of Directors was presented with the manual of operational risk policies that was then approved.

5. With regard to the Continuity of the Business Plan, the Corporation hired the services of DELIMA MARSH to build the Business Continuity Plan (BCP) with scope to the Disaster Recovery Plan (DRP). The project is at present in the closing stage of the Business Impact Analysis.

As a complement to the plan, the Corporation scheduled and executed a test plan for the following contingencies:

Contingency AS/400
Contingency PORFIN
Contingency Applicatives SQL Server – Cali
Contingency Applicatives SQL Server – Bogotá
Contingency Communications Currency Desk

MANAGEMENT:

Board of Directors: The board of directors is the sphere responsible for the approval of policies for treasury operations. It guaranties an adequate organisation, monitoring or follow-up of treasury activities. This responsibility includes setting limits for risk taking in those activities and adopting the necessary organisational measures to limit risks inherent to the treasury business.

The board of directors also approves policies, strategies and acting rules the entity shall follow in the development of treasury activities, as approving credit operations in legal currency and/or foreign currency, the market or markets where it may act, the procedures to measure, analyse, monitor, control and manage risks, and the limits of positions under risk in accordance with the type of risk, of business, of counterparty, of product, or of organisational area.

The board of directors has also faculties for approving the procedures to be followed when limits are exceeded or to face strong and unexpected changes in the market. This organism has also the responsibility of analysing and evaluating the type of management and accounting reports both internal and external.

ALCO Committee: The main functions are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. To follow-up the risk management plan adopted, that shall include operation, follow-up and control procedures of tolerance levels to established risk. To monitor the limit compliance report and authorise excesses based on the attributions granted by the Board of Directors. To implement contingent action procedures in case of losses in maximum levels permitted and approve maximum variation values and variable limits for realizing sensitivities.

Vice Presidency of Risk: The Vice President of Risk reports to the Presidency and its main functions are to establish and recommend the board of directors risk management policies, objectives, limits and procedures for the administration of risks; to control compliance with portfolio, issuer and counterparty

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limits established by the board of directors and follow-up of financial institutions; to submit semi-annually to the Board of Directors the limits of the financial sector for review and approval of assigned limits.

Risk Manager: The Risk Manager reports to the Vice Presidency of Risk and its main functions are to measure risks, verify compliance with established policies and limits, and make risk analysis. This area is also in charge of preparing reports on the compliance with policies and limits and exposure levels for the different risks.

There is an Operational Risk Director and one analyst who are in charge of developing the SARO within the Corporation and financial subsidiaries.

There is also a risk co-ordinator and 3 analysts specialised in the different treasury risks as market, Credit and liquidity risks who report to the Manager. It is important to mention that the legal risk is covered by the Legal Vice-Presidency.

Finally, there is a risk technical analyst who gives support in the preparation of measuring models for any type of risk.

MEASUREMENT:

During the first semester of 2007 treasury office of Corporación Financiera Colombiana S.A. generated net income before operational expenses and provisions for the sum of $3,942,0. The ratio income/risk taking the average VeR of 2007 indicates that the risk to which the Corporation is exposed to, is equivalent to less than one month of net income adjusted to the risk profile approved by the Board of Directors.

The regulatory VeR closed in $51.079 Million and the VeR for risk factors is as follows:

VALUE IN RISK BY MODULES	VeR
INTEREST RATE	41,359
EXCHANGE RATE	2,223
SHARES PRICE	5,608
COLLECTIVE PORTFOLIOS	1,889
TOTAL VALUE IN RISK	51,079

The Corporation defines the position in each financial asset as the portfolio inventory purchase commitments – sales commitments.

1. Pesos Portfolio Position

Marketable Investment Portfolio: The position at the closing of June 30, 2007 was of $443.868.0

Investment Portfolio available for sale: At the closing of June 30, 2007, this position is of $444.022.0.

Investment Portfolio to maturity date: As of June 30, 2007 the position was of $74.608.0.

2. Dollar Portfolio Position

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Marketable Investment Portfolio: At the closing of June 30, 2007 the position is of $72.149 .0

Foreign currency position in: As of June 30, 2007, the risk position in TRM (Tasa Representativa del Mercado – Market Representative Rate) is equivalent to US$ -6,197,218.

3. **Loss Limits**

Daily P&L: P&L 30 days at the closing of June 2007 presents a profit excluding operational expenses of approximately $13.412 .0

VeR (value at risk): Total VeR including the Pesos and Dollars desk positions at the closing of June 2007 is equivalent to approximately $ -2,202 confronted with the limit established by the Board of Directors of $ -7,101 .0.

MAT (management action trigger): At the closing of June 2007, the MAT amounts $-3,116,, approximately confronted with the limit determined by the Board of Directors of $-7,101 .0.

Sensitivity Analysis (stress test):

Maximum, Minimum and Average Values.

The Treasury portfolio behaved as follows during the first semester of 2007:

	MAXIMUM	MINIMUM	AVERAGE
Negotiable inv (1304+1331)	794,329	333,855	552,515
Inv to be held to Maturity (1308+1333)	138,806	18,445	77,209
Inv Available for Sale (1313+1335)	602,677	226,326	405,749
FWD Purchase of Securities	-482	-265	-274
FWD Sale of Securities	1,293	-1,067	833
FWD Purchase of USD	-13,510	-42,097	-35,913
FWD Sale of USD	171,508	84,655	95,831

II. Liquidity Risk

At the closing of June 2007, these indicators were within normality limits established. The MCO Indicator (Maximum Cumulative Outflow) that defines the liquidity status of the entity for the 7 days term with normal minimum limit of $50,000 MM surplus presented by the end of the first semester the sum of $443,860.

III. Credit Risk

During the first semester of 2007 treasury counterparty limits were assigned according to the aforementioned methodology and approved by the corresponding instancies.

CONTROL:

Continúa....

The Control structure as a fundamental principle has the adequate function segregation between the activities of the front, middle and back office. Thus, treasury operations will develop within an organisational structure that contemplates the following areas and/or functions:

Front Office: Area directly in charge of the negotiation, relationship with clients and commercial aspects of treasury.

Middle Office: Area in charge, among others, of measuring risks, verifying compliance with established policies and limits, and conducting risk analyses. This area is also in charge of preparing reports on compliance with the policies and limits, and of exposition levels of the different risks inherent to treasury operations. It is also in charge of periodically reviewing and evaluating the financial instrument valuation and risk measurement methodologies.

Back Office: Is the area in charge of conducting the operating aspects of the treasury, such as closing, recording, and final authorisation of operations/transactions.

On the other hand, the Corporation has an on-line limits module that allows controlling risk exposures by counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the limit modules of the different transactional systems: MEC and Set-Fx.

Due to the consolidation of risk controls, the treasury business is at present more stable, and there is a lower risk of potential losses due to the market, credit, and liquidity risks associated thereto, and a greater opportunity of reacting before adverse events.

On the other hand, in compliance with the provisions of the Superintendence of Finance of Colombia and applying good Corporate Government practices, Corficolombiana has an internal control system approved by the Board of Directors that allows the entity to carry its operations in a controlled manner and to reach its corporate goals.

General principles that inspire these guidelines are contained in the Code of Ethics and Conduct that includes behaviour guidelines expressly indicated by the Board of Directors with respect to the commitment expected from all employees with the internal control system, ethics in business, interest conflicts and handling of privileged information, among others.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.

(34) Legal Controls

As of June 30, 2007 and December 31, 2006, the Corporation complied with each of its legal obligations and duties with respect to, among other things, own position, capital investments, technical equity, cash reserve, and in general, with all instructions given by vigilance and control entities as well as the legislative bodies.

(35) Asset Laundering Risk

The Integral System for Prevention of Asset Laundering and Financing of Terrorism of the Corporation is based on the evaluation of inherent risks for products, objective markets and operations of all the dependencies of the entity.

The Board of Directors, taking into account that the asset laundering risk and terrorism financing are an economic loss possibility or harm to the good name of the Corporation should it be used directly or through its operations as an instrument for asset laundering or canalising resources for terrorist actions, or when the intention is to hide assets coming from said activities through the entity, has

Continúa....

adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. They incorporate knowledge of clients and markets, monitoring of alert signals and co-operation with the authorities.

To this effect, in the first instance, the Board of Directors knows, examines and approves each year the activity plan prepared by the Compliance Officer based on risk evaluation. The analysis is supported in matrixes used for determining the factors and asset laundry risk and terrorism financing generating situations and to identify the businesses, dependencies and offices of greater exposure in order to fortify controls.

In fact, prior to the preparation of the Annual Compliance Plan, the analysis that allows an orientation of priorities is prepared to include in the same item, the vulnerability level of businesses and laundry risk. Thus, for each type of operation, risk is analysed in detail, under the expert panel methodology, together with the persons that are in charge of the carrying out of operations. These matrixes are updated annually or whenever a change in the product, in the market or in the environment itself, makes it worth an updating.

Particularly, during the first semester of 2007, the Corporation began implementing the SARLAFT (The System for Administering the Asset Laundering and Financing of Terrorism Risk) according to the provisions of External Circular Letter 22 of April 19, 2007 issued by the Superintendence of Finance of Colombia, with respect to the control of resources of political campaigns. In accordance with the chronogram of the project approved by the Board of Directors, the stages and other elements of the SARLAFT shall be implemented on January 1, 2008.

The Board of Directors and the Presidency supervise controls to avoid these risks, through the reports submitted by the Compliance Officer. The Auditor Office and the Statutory Auditor Office also evaluate if internal controls established are efficient to prevent the risk.

Continúa....

Profit Distribution Project
January - June
2007

Continúa....

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
JANUARY - JUNE 2007

Profit before taxes		$ 110,303,095,862.08
Minus: tax provision		5,040,000,000.00
Profit of the period after taxes[1]:		105,263,095,862.08
Liberate reserve future distributions (Non taxable) [2]:		31,494,307,190.39
Liberate reserve future distributions (Taxable) :		158,082,846,462.15
Profit to the disposition of the Assembly :		$ 294,840,249,514.62
Reserve on investment valuation Dec 2336 /95	$ -	
Reserve for future distributions	$ 182,810,660,193.42	
Dividend in cash of $677,4 per share on the 154.884.915 ordinary shares and the 10.496.823 shares with preferential dividend and with no right to vote, subscribed and paid as of June 30, 2007. This dividend shall be paid in six monthly installments of $112,9 each, payable within the first five days of each month from October 1, 2007 [3].	$ 112,029,589,321.20	
EQUAL AMOUNTS	$ 294,840,249,514.62	$ 294,840,249,514.62

(1) From the total profit of the first semester 2007, $87,307,939,219.9 are not taxable.

(2) This reserve would be used together with the non taxable profit for dividend distribution.

(3) Total dividends to be distributed are not taxable.

Continúa....

FINANCIAL INDICATORS

Continúa....

ANALYSIS OF FINANCIAL INDICATORS

1. Asset Quality Indicators

Bearing in mind that the Corporation transferred its portfolio from June 2006, indicators analysed hereunder are basically related to goods received in payment and we see they present good behaviour as they continue to decrease considerably and with the adequate coverage.

2. Solvency Indicator

The level required by the Superintendence of Finance establishes as a minimum that the Technical Patrimony of financial intermediaries shall correspond to 9% of the value of the weighted assets by their level risk. The Corporation complies with the limits established recording as of the closing of the first semester of 2007a solvency indicator of 48.61%.

3. Profitability and Efficiency Indicators

For the January-June 2007 period asset profitability was 7.17% and patrimony profitability 14.43%, thus reflecting Entity's good results.

The gross financial margin was 3.94%.

With respect to the indicator that relates administrative expenses with average assets it is 2.40% as of June 2007.

4. Annual growth measures

During the first semester of 2007 deposits presented a decrease of 13.42%, the Corporation maintained a liquidity level that enabled it to implement funding strategies looking for maximising resources and reducing financial costs.
Patrimony decreased in 2.65%, affected mainly by profit distribution, valorisations and the non realised profits account.

The investment item presented as of June 2007 an increase of 1.04%, impacted mainly by the growth of variable income investments that amounted 3.54%; on the other hand, fixed income investments were reduced in 2.24%, the uncertain interest rates panorama did not allow the Corporation to increase its exposition.

The Corporation maintained its AA+ rating for long term debt and DP1+ for short term debt.

Continúa....

	Dec 05	Jun-06	Dec 06	Jun-07
BALANCE				
Total Assets	4,973,066	3,263,539	3,241,965	3,112,424
Total Net Portfolio	1,755,892	47,436	38,081	89
Total Investments	2,659,113	2,469,255	2,391,671	2,416,534
Total Portfolio Provisions	134,644	9,352	9,307	2
Total Deposits	2,084,476	938,558	1,002,003	867,503
Total Equity	1,519,318	1,481,822	1,552,251	1,511,049
AVERAGES YEAR ELAPSED				
Assets	4,494,218	4,677,262	3,996,921	2,988,379
Gross Portfolio	1,921,287	1,606,781	890,139	39,669
Equity	1,088,192	1,518,670	1,509,022	1,509,551
STATE OF RESULTS				
Interest Revenues	216,304	80,238	89,043	45,032
Interest Expenses	251,644	100,346	154,005	51,729
Interest Net Margin	(35,340)	(20,108)	(64,962)	(6,697)
Net Revenue different from Interest	321,225	164,096	829,207	124,449
Valuation Investments	147,664	(9,224)	47,042	(14,127)
Profit or Loss sale, Dividends Investments	144,122	69,706	679,171	99,103
Financial Services	22,386	8,801	29,559	5,258
Profit or Loss sale, Portfolio	(13,797)	11,334	11,334	-
Net foreign currency	(4,501)	12,370	(9,115)	(25,247)
Net Derivatives	25,350	71,109	71,217	59,462
Other	-	-	-	-
Gross Financial Margin	285,885	143,988	764,245	117,752
Administrative Expenses	(83,861)	(51,646)	(83,370)	(35,639)
Operational margin before provisions and dep. and amort.	202,024	92,342	680,874	82,113
Net Provisions	22,686	32,433	13,618	7,091
Operational Margin before dep. and amort.	224,710	124,775	694,492	89,204
Depreciations and Amortisations	(4,572)	(2,561)	(8,415)	(3,209)
Other Revenues and Non Operational Debits	12,379	4,851	11,812	24,308
Income Tax	(9,435)	(12,519)	(25,065)	(5,040)
Net Profit or Loss	223,083	114,547	672,825	105,263

Continúa....

	Dec 05	Jun-06	Dec 06	Jun-07
Asset Quality Indicators				
Gross Portfolio	1,890,536	56,788	47,388	91
Non Productive Portfolio (CDE)	184,733	-	-	-
Due Portfolio	26,265	-	-	-
Total Goods received in payment Gross	102,072	82,204	54,126	36,479
Total Provisions of Goods received in payment	(76,815)	(63,229)	(42,538)	(29,027)
Total productive Assets by rating	4,491,468	2,943,042	2,833,470	2,675,234
Total Liabilities with cost	3,359,256	1,647,979	1,558,593	1,512,823
Total Non Productive Assets by rating	331,378	98,385	169,930	89,968
Gross Portfolio / Asset	38.02%	1.74%	1.46%	0.00%
Portfolio in force / Gross Portfolio	98.61%	100.00%	100.00%	100.00%
Due Portfolio / Gross Portfolio	1.39%	0.00%	0.00%	0.00%
Qualified Portfolio CDE / Gross Portfolio	9.77%	0.00%	0.00%	0.00%
Provisions / Gross Portfolio	7.12%	16.47%	19.64%	2.00%
Provisions / Due Portfolio	512.63%	0.00%	0.00%	0.00%
Provisions CDE / Qualified Portfolio CDE	55.51%	0.00%	0.00%	0.00%
Productive Assets by rating/Liabilities with cost	133.70%	178.58%	181.80%	176.84%
Non Productive Assets by rating / Asset	6.66%	3.01%	5.24%	2.89%
Non productive Assets by rating / Equity	21.81%	6.64%	10.95%	5.95%
Provision Net BRP / Total Assets	0.51%	0.58%	0.36%	0.24%
Solvency Indicators				
Equity/Assets	30.55%	45.41%	47.88%	48.55%
Solvency with VaR	17.36%	28.40%	24.32%	48.64%
Liquidity Indicators				
Net Portfolio/Assets	35.31%	1.45%	1.17%	0.00%
Net Portfolio/Deposits	84.24%	5.05%	3.80%	0.01%
Profitability and Efficiency				
Equity Loss (Equity/Social Capital + Capital Collateral)	1,038	1,013	1,008	914
Annualised ROA (Profit/Average Asset Year Elapsed)	4.96%	4.96%	16.83%	7.17%
Annualised ROE Profit/Average Equity Year Elapsed)	20.50%	15.65%	44.59%	14.43%
Average Asset/Financial Revenue	5.34	9.28	2.66	6.05
Asset / Equity	3.27	2.20	2.09	2.06
Gross Financial Margin / Average Asset Year Elapsed	6.36%	3.08%	19.12%	3.94%
Administrative Expenses/ Gross Financial Margin	29.33%	35.87%	10.91%	30.27%
Administrative Expenses/ Average Asset	1.87%	2.22%	2.09%	2.40%
Average yield of placements	10.60%	9.38%	8.31%	66.45%
Interest expense/Productive Assets Annualised by rating	5.60%	3.41%	5.44%	1.93%
Annual Growth Measurements				
Total Assets	113.26%	-34.38%	-0.66%	-4.00%
Total Net Portfolio	125.71%	-97.30%	-19.72%	-99.77%
Total Investments	128.81%	-7.14%	-3.14%	1.04%
Total Portfolio Provisions	45.72%	-93.05%	-0.48%	-99.98%
Total Deposits	118.66%	-54.97%	6.76%	-13.42%
Total Equity	212.58%	-2.47%	4.75%	-2.85%
RATING OF L.P.	AA+	AA+	AA+	AA+
RATING OF C.P.	DP1+	DP1+	DP1+	DP1+

Continúa....

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

RECEIVED
2007 NOV -6 A 5:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RIDER 2

Spanish and English version of the **Minute No. 065** of the General Assembly Meeting of Common Shareholders.

FILE No. 823437

ACTA No. 065

En la ciudad de Bogotá D.C., a los treinta y un (31) días del mes de agosto del año dos mil siete (2007), siendo las 3:00 p.m., se reunió en la Calle 26A No. 13A -10 Salón Conquistadores A, la Asamblea General Ordinaria de Accionistas de la Corporación Financiera Colombiana S.A., previa convocatoria realizada en cumplimiento de los ordenamientos del artículo 31 de los Estatutos Sociales, por medio de aviso publicado en el Diario La República, edición No. 17.829 del día treinta y uno (31) de julio de 2007, y en el Diario El País de la misma fecha.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA COLOMBIANA S.A.
SE PERMITE CONVOCAR:

A la Asamblea General Ordinaria de Accionistas el 31 de agosto de 2007 a las 3:00 p.m., en la Calle 26 A No. 13A-10 Salón Conquistadores A de la ciudad de Bogotá.

Los Accionistas que no concurran personalmente, podrán designar apoderados que los representen mediante escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los libros y documentos que ordena la ley se encuentran a disposición de los accionistas en las oficinas del Secretario General de la Corporación, durante los quince días hábiles anteriores a la fecha de la celebración de la Asamblea..

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Bogotá, 31 de julio de 2007"

La Asamblea designó por unanimidad de los accionistas presentes al Dr. **PEDRO NEL OSPINA SANTA MARÍA**, como Presidente de la reunión, y actuó como Secretario el Dr. **FERNAN IGNACIO BEJARANO ARIAS**, conforme el artículo 29 de los estatutos sociales.

El secretario informó a la asamblea que:

(i). Mediante comunicación radicada bajo No. 2007045960-000-000 de fecha 1 de agosto de 2007 se comunicó a la Superintendencia Financiera, la convocatoria de la asamblea.

(ii). En las oficinas de la dirección general de la CORPORACIÓN FINANCIERA COLOMBIANA S.A. estuvieron a disposición de los señores accionistas dentro del término legal, todos los documentos de ley.

(iii). En cumplimiento de precisas instrucciones de la administración, se ha dado acatamiento a lo establecido en la Resolución 116 del 27 de febrero de 2002 de la Superintendencia de Valores (hoy Superintendencia Financiera), relativa a la transparencia, independencia y equidad, que deben

observar los representantes legales y funcionarios de la entidad, en la convocatoria y desarrollo de la asamblea general de accionistas.

1. VERIFICACION DEL QUORUM

El Secretario informó que se encontraban presentes o debidamente representadas 115.491.697 acciones ordinarias de las 154.884.915 acciones que tiene suscritas y pagadas la Corporación en esta clase de acciones, lo que representa el 74.56% de las acciones ordinarias y el 93.65%, del total de las acciones suscritas y pagadas así:

Acciones Ordinarias

ACCIONISTAS	# ACCIONES	REPRESENTADA
BANCO DE BOGOTA	61.617.503	Néstor Pupo Ballestas –Apoderado
BANCO DE OCCIDENTE	21.997.603	Cesar Reyes Acevedo - Apoderado
BANCO POPULAR	9.059.951	Jacinto Luna Molina-Apoderado
FONDO DE CESANTIAS PROTECCION	145.053	Alberto Marín Chaux-Apoderado
FONDO DE PENSIONES PROTECCION	380.146	Alberto Marín Chaux-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCI	11.880.925	Alberto Marín Chaux-Apoderado
FONDO DE CESANTIAS SANTANDER	327.680	Ana María Lizarazo-Apoderado
FONDO DE PENSIONES SANTANDER	3.362.388	Ana María Lizarazu-Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	10.730	Ana María Lizarazu-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	3.095.102	Ana Marcela Florez Segura-Apoderado
FONDO DE CESANTIAS PORVENIR	1.646.871	Ana Marcela Florez Segura -Apoderado
KNEPPER AFANADOR ROBERTO	116.456	Personal
COREX S.A.	488.026	Rafael Ordóñez Lombana-Representante Legal
COMPAÑIA DE SEGUROS BOLIVAR	243.655	Carlos Castro Leal – Apoderado
CAPITALIZADORA BOLIVAR	40.255	Carlos Castro Leal- Apoderado
FONDO DE SEGURIDAD BOLIVAR	353.364	Carlos Castro Leal-Apoderado
SERGIO MESA SALDARRIAGA	134.613	Jose Fernando Restrepo Jaramillo-Apoderado
MANFREDO SOTO ESTRADA	89.100	Personal
JOSE RICARDO RODRIGUEZ MESSIER	121.013	Personal
NORMA LUCIA GOMEZ DE SOTO	55.378	Personal
SERRANO GOMEZ Y CIA. S.EN C.	137.337	Leopoldo Cortés Ortiz – Representante Legal Suplente
PASTEURIZADORA SANTANDEREANA DE LECHES S.A.	188.548	Leopoldo Cortes Ortiz- Representante Legal -Suplente
Total Acciones	**115.491.697**	

Acciones con Dividendo Preferencial y sin Derecho a Voto

Asistieron sin derecho a voto los siguientes accionistas preferenciales

ACCIONISTAS	# ACCIONES	REPRESENTADA
FONDO DE CESANTIAS PROTECCION	142.687	Alberto Marin Chaux-Apoderado
FONDO DE PENSIONES PROTECCION	6.298	Alberto Marin Chaux-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCI	136.409	Alberto Marin Chaux-Apoderado
FONDO DE CESANTIAS SANTANDER	92.709	Ana Maria Lizarazo-Apoderado
FONDO DE PENSIONES SANTANDER	335.517	Ana Maria Lizarazu-Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	27.134	Ana Maria Lizarazu-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	1.756.416	Ana Marcela Florez Segura-Apoderado
FONDO DE PENSIONES VOLUNTARIAS PORVENIR	739.017	Ana Marcela Florez Segura-Apoderado
FONDO DE CESANTIAS PORVENIR	259.716	Ana Marcela Florez Segura -Apoderado
KNEPPER AFANADOR ROBERTO	23.219	Personal
COREX S.A.	78.893	Rafael Ordóñez Lombana-Representante Legal
COMPAÑIA DE SEGUROS BOLIVAR	44.126	Carlos Castro Leal – Apoderado
CAPITALIZADORA BOLIVAR	49.098	Carlos Castro Leal- Apoderado
FONDO DE SEGURIDAD BOLIVAR	28.399	Carlos Castro Leal-Apoderado
SERGIO MESA SALDARRIAGA	41.429	Jose Fernando Restrepo Jaramillo-Apoderado
MANFREDO SOTO ESTRADA	428.954	Personal
JOSE RICARDO RODRIGUEZ MESSIER	321.758	Personal
NORMA LUCIA GOMEZ DE SOTO	6.070	Personal
JACINTO LUNA MOLINA	4.434	Personal
Total Acciones	**4.522.283**	

De conformidad con el anterior estado, hubo quórum suficiente para deliberar y decidir. También se encontraban presentes la Señora Alba Lucia Guzmán Lugo, Revisora Fiscal Suplente y el Dr. Alfonso Rodríguez Azuero Vicepresidente Ejecutivo.

2. LECTURA Y APROBACIÓN DEL ORDEN DEL DIA

El Presidente sometió a consideración de la Asamblea el siguiente orden del día, el cual fue aprobado por unanimidad de los presentes:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Designación comisión para aprobación del acta.
4. Informe de gestión, estados financieros con corte 30 de junio de 2007, informe del revisor fiscal y aprobación.

   4.1. Informe de gestión de la junta directiva y el presidente a la asamblea general ordinaria de accionistas correspondiente al ejercicio comprendido entre enero-junio de 2007.

4.2. Lectura de los balances de propósito general individuales y consolidados al 30 de junio de 2007 y de los estados de resultados correspondientes.

4.3. Lectura de los informes que rinde el revisor fiscal acerca de los balances al 30 de junio de 2007 y de los estados de resultados.

4.4. Lectura del anexo que contiene la información exigida por el artículo 446 del código de comercio en su numeral 3°.

4.5. Lectura de la información exigida por la circular 007 de 1996 de la superintendencia bancaria hoy superintendencia financiera. (comité de auditoria)

4.6. Consideración por parte de la asamblea de los balances de propósito general individual y consolidados al 30 de junio de 2007 y sus correspondientes estados de resultados.

5. Proyecto de distribución de utilidades.

6. Ajustes honorarios defensor del cliente.

7. Proposiciones y varios.

3. DESIGNACION COMISION PARA APROBACION DEL ACTA.

PROPOSICION No. 1

La Asamblea General Ordinaria de Accionistas de la Corporación Financiera Colombiana S.A., en uso de las facultades que le confiere el Artículo 36 de los Estatutos Sociales,

RESUELVE:

Desígnese una comisión integrada por los Doctores NESTOR PUPO BALLESTAS y CESAR REYES ACEVEDO para que a nombre de la Asamblea General de Accionistas de la Compañía aprueben la presente acta, correspondiente a la reunión del día de hoy 31 de agosto de 2007 y le den su aprobación.

Esta proposición fue aprobada por unanimidad por los accionistas presentes.

4. INFORME DE GESTIÓN, ESTADOS FINANCIEROS CON CORTE 30 DE JUNIO DE 2007, INFORME DEL REVISOR FISCAL Y APROBACIÓN.

4.1. PRESENTACIÓN DEL INFORME DE GESTION DE LA JUNTA DIRECTIVA Y EL PRESIDENTE A LA ASAMBLEA CORRESPONDIENTE AL EJERCICIO COMPRENDIDO ENTRE ENERO-JUNIO DE 2007.

El presidente de la reunión solicitó al Secretario proceder a dar lectura al informe de Gestión de la Junta Directiva y la Presidencia de la entidad. El Secretario manifestó a los accionistas presentes que el apoderado del Banco de Bogotá propuso a la asamblea no dar lectura al informe de gestión, teniendo en cuenta que el mismo ha estado a disposición de los accionistas con 15 días hábiles de anticipación a la reunión, que a cada uno de los accionistas presentes se le entregó un paquete que contiene el

informe, y más aún si el Dr. Ospina presidente va realizar una exposición sobre el contenido del informe de gestión.

Los accionistas presentes por unanimidad aprobaron obviar la lectura del Informe de Gestión de la Junta Directiva y la Presidencia.

El Dr. Ospina dio inicio a su presentación, la cual incluyó los principales aspectos del Informe de Gestión. A continuación se trascribe el texto completo del Informe de Gestión:

"INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al primer semestre del año 2007. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

ECONOMÍA COLOMBIANA 2007

Entorno Macroeconómico

Según las últimas cifras publicadas por el DANE, el año 2006 se convirtió en el de mayor ritmo de crecimiento de los últimos 10 años. Después de presentar tasas de crecimiento promedio anual inferiores al 4.0% en las décadas de 1980 y 1990, la economía colombiana parece encontrarse en una nueva senda de crecimiento económico fundamentada en mayores niveles de inversión privada.

Las cifras preliminares publicadas para el primer trimestre de 2007 señalan la continuidad de los elevados niveles de crecimiento registrados por sectores de gran contribución como la construcción, la industria y el comercio. Sin embargo, los principales indicadores adelantados de la actividad económica en el país señalan una desaceleración del ritmo de crecimiento del PIB a partir del segundo trimestre del año. Desaceleración esperada por los principales analistas económicos debido a factores como la política monetaria contractiva adoptada por el Banco de la República desde abril del año pasado.

Según las cifras de Cuentas Nacionales publicadas por el DANE, disponibles al primer trimestre de 2007, la economia creció durante dicho trimestre 8.0% respecto al mismo trimestre de 2006, tasa superior en 2 puntos a la expectativa de los principales analistas, que esperaban en promedio un crecimiento cercano al 6% durante el trimestre.

Como se mencionó anteriormente, por el lado de la oferta continuó sorprendiendo la gran dinámica registrada por la construcción, que creció 28.3% frente al mismo trimestre del año anterior. Así mismo, la industria y el comercio presentaron tasas de crecimiento importantes, 14.6% y 11.2% respectivamente, por lo que el sector manufacturero se ubicó como el de mayor contribución al crecimiento total aportando 2.2 puntos porcentuales a la tasa de crecimiento del PIB. El caso de la industria es el más importante ya que ésta viene de crecer tan sólo 3.9% en 2005 y 10.8% en 2006. La consolidación de la reactivación de este sector es fruto de la mayor confianza que presentan actualmente los industriales.

PIB grandes ramas 2006 y 2007



PIB
Servicios sociales
Establecimientos financieros
Transporte
Comercio
Construcción
Industria
Electricidad
Explotación de minas
Agropecuario
8.0
0.2
4.9
9.6
11.2
28.3
14.6
3.9
-0.9
17
2007*
2006
-10
0
10
20
30
Variación anual (%)

* Cifras al primer trimestre de 2007.
Fuente: DANE, cálculos Corficolombiana.

Por el lado de la demanda la noticia positiva la dio la formación bruta de capital que presentó un crecimiento anual de 31.8% y aportó 7.1 puntos al crecimiento total durante el primer trimestre. Este aspecto garantiza en buena medida la sostenibilidad del actual proceso de expansión económica. Sin embargo, las exportaciones netas continúan restando puntos al crecimiento (3.6 puntos) ya que una proporción de la demanda interna ha sido satisfecha a través de importaciones crecientes.

Contribución al crecimiento del PIB



12%
8%
4%
0%
-4%
Puntos porcentuales
3.4
4.0
-2.7
5.6
4.6
-3.3
7.1
4.5
-3.6
2005
2006
2007*
Consumo final
Inversión
Exportaciones netas

* Cifras al primer trimestre de 2007.
Fuente: DANE, cálculos Corficolombiana.

Dados los actuales niveles de crecimiento económico, ha sido sorpresivo el comportamiento reciente de la tasa de desempleo. Si bien desde principios de 2003 se ha observado una tendencia decreciente de la tasa de desempleo (total nacional), la cual pasó de 15.7% en diciembre de 2002 a

11.4% en junio de 2006, durante la segunda mitad del año pasado los niveles de desempleo presentaron un repunte por lo que la tasa de desempleo alcanzó 12.1% en enero de 2007. Desde entonces, la tasa de desempleo se ha estabilizado en niveles cercanos al 12%.

Tasa de desempleo total nacional – promedio móvil 12 meses


16
15
14
% 13
12
11
10
15.7
12.0
May-02
Nov-02
May-03
Nov-03
May-04
Nov-04
May-05
Nov-05
May-06
Nov-06
May-07

Fuente: DANE – ECH

En el frente inflacionario, después del comportamiento favorable del IPC durante 2006, los primeros meses de 2007 se caracterizaron por un fuerte salto en la inflación anual total, guiada principalmente por el notable incremento de los precios de los alimentos y por las presiones derivadas de la demanda interna. En efecto, la inflación total alcanzó a llegar a 6.26% en abril, casi 1.8 puntos por encima del límite superior del rango meta establecido por el Banco de la República para el presente año. Sin embargo, desde mayo se ha presentado un ajuste en la inflación total, generada por las menores presiones sobre los precios de los alimentos y los efectos rezagados del incremento en las tasas de interés de la economía sobre el consumo privado, hecho que ha logrado limitar las presiones inflacionarias derivadas de la demanda.

Índice de Precios al Consumidor total y sin alimentos


9%
8%
7%
6%
5%
4%
3%
Variación anual
Total
Sin alimentos
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07

Fuente: DANE.

Como respuesta a las presiones inflacionarias, el Banco de la República ha incrementado la tasa de intervención en 300 puntos básicos desde abril de 2006, por lo que actualmente ésta se ubica en 9.0%. En el mismo período, como respuesta a este incremento, la DTF ha presentado un aumento de 250 puntos básicos, concentrado principalmente en el segundo trimestre del año (y apoyado por la imposición del encaje marginal sobre los diferentes tipos de depósitos del sistema financiero). Finalmente, debido al rezago de la transmisión de las tasas de interés, la tasa de créditos de consumo comenzó a presentar desde mayo una tendencia al alza.

Tasa de colocación créditos de consumo



27
25
23
21
19
17
Tasa (%)
21.6
07-Ene-05
01-Abr-05
24-Jun-05
16-Sep-05
09-Dic-05
03-Mar-06
26-May-06
18-Ago-06
10-Nov-06
02-Feb-07
27-Abr-07

Fuente: Banco de la República.

Mercados locales

Los activos locales (deuda pública, deuda corporativa y acciones) no tuvieron un buen desempeño: desvalorizaciones de la deuda pública y las acciones y una leve valorización de la deuda corporativa, todo esto acompañado por una fuerte revaluación del peso frente al dólar americano en el período. El comportamiento de los mercados domésticos durante los primeros tres meses del año se explica fundamentalmente por factores internos. El comportamiento de la inflación total durante ese período fortaleció las expectativas de mayores incrementos en la tasa de interés de intervención del Banco de la República y por ende la corrección de los precios de los activos locales.

Activos locales - 2007


105
100
95
90
85
80
2-Ene-07 = 100
IDP
IDC
IGBC
COP/USD
02-Ene
02-Feb
02-Mar
02-Abr
02-May
02-Jun
02-Jul

Fuente: BVC, Superintendencia Financiera y Corficolombiana.

Durante el segundo trimestre el panorama de tasas de interés locales se aclaró y los mercados domésticos presentaron correcciones importantes. De esta forma, como lo reporta el siguiente cuadro, en el primer semestre del año las acciones colombianas han perdido 4.7% y la deuda pública 1.0% mientras que la deuda corporativa y el peso han alcanzado valorizaciones de 3.2% y 12.5% respectivamente.

Activos locales - 2007

	Deuda Pública	Deuda Corp.	IGBC	COP (en USD)
1er semestre 07	-1.0%	3.2%	-4.7%	12.5%
1er semestre 06	-5.8%	-2.5%	-19.5%	-12.9%

Fuente: BVC, Superintendencia Financiera y Corficolombiana.

En términos generales, la volatilidad de los mercados domésticos de renta fija y variable ha sido baja si se compara con la elevada volatilidad observada a mediados de 2006. Sin embargo, a diferencia de los demás mercados, el mercado cambiario ha registrado un incremento en su volatilidad durante los últimos meses, como consecuencia del elevado nivel de incertidumbre frente al panorama interno y externo. Durante los primeros meses del año, pesó más la incertidumbre frente a las decisiones de política monetaria que adoptaría el Banco de la República en el corto plazo. Adicionalmente, las expectativas de mayores flujos de dólares hacia el país generaron fuertes presiones a la apreciación del peso. A pesar de la fuerte intervención discrecional por parte del Emisor en el mercado cambiario durante los tres primeros meses del año, el peso se apreció notablemente, alcanzando valorizaciones superiores al 15% en lo corrido del año.

Volatilidad diaria de la cotización del dólar



1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
30-Ene-06
13-Mar-06
27-Abr-06
12-Jun-06
28-Jul-06
12-Sep-06
25-Oct-06
11-Dic-06
26-Ene-07
09-Mar-07
25-Abr-07
08-Jun-07

Fuente: Corficolombiana.

Posteriormente, el Banco de la República abandonó la intervención discrecional en el mercado y a principios de mayo adoptó medidas enfocadas a limitar los flujos especulativos de dólares al país: se reestableció el depósito al endeudamiento externo (40%) y se impuso un límite a la posición apalancada de las operaciones de derivados de los intermediarios financieros (500% de su patrimonio técnico). A través de estas dos medidas, el Banco de la República logró limitar uno de los mecanismos que estaba siendo utilizado por algunos agentes para presionar la apreciación del peso: el endeudamiento externo cubierto con forwards de tasa de cambio con devaluaciones implícitas muy bajas o incluso negativas.

Se comenzó a observar una corrección de la cotización, en el segundo trimestre del año que se debió a factores externos. Las cifras publicadas en Estados Unidos durante junio y julio reactivaron los temores por mayores presiones inflacionarias derivadas del ritmo de crecimiento del consumo. Así, las expectativas de un eventual recorte de la tasa de interés de intervención de la Reserva Federal se desvanecieron e incluso algunos analistas comenzaron a hablar nuevamente de incrementos en la tasa de interés durante la segunda mitad del año. De esta forma, las principales monedas de la región (real brasilero y peso mexicano) revirtieron su tendencia de apreciación y consecuentemente el peso colombiano presentó un comportamiento similar, alcanzando niveles cercanos a los 2,000 pesos durante el segundo trimestre del año.

Monedas de la región


110
100
90
80
01-Ene-07 = 100
Ene-07
Feb-07
Mar-07
Abr-07
May-07
Jun-07
Jul-07
Peso MXN
Real BRL
Peso COP

Fuente: Bloomberg

Sector financiero

En los primeros meses de 2007 continuó el fuerte crecimiento de los desembolsos y de la cartera de crédito. Con cifras a mayo, el saldo de la cartera de crédito comercial había crecido 26.6% anual y el saldo de la cartera de microcrédito lo había hecho a una tasa de 31.6% anual. Por otro lado, si bien mantiene tasas de crecimiento elevadas, el saldo de cartera de crédito de consumo ha presentado una desaceleración en su ritmo de crecimiento, como consecuencia del incremento de la tasa de interés de crédito de consumo. Mientras que al finalizar 2006 la cartera de crédito de consumo creció casi 50%, desde marzo de 2007 el ritmo de crecimiento se ha estabilizado y actualmente crece al 46.6%.

Cartera de créditos


60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
Variación anual (%)
Comercial
Consumo
Hipotecaria
Mar-05
Jun-05
Sep-05
Dic-05
Mar-06
Jun-06
Sep-06
Dic-06
Mar-07

Fuente: Superintendencia Financiera.

Como señalaron los principales analistas e incluso el propio Banco de la República al finalizar el año pasado, este elevado ritmo de crecimiento de los desembolsos y de los saldos, en especial en el caso del crédito de consumo, implica un riesgo importante en el mediano plazo, ya que la disposición de los bancos por ofrecer préstamos a un ritmo tan fuerte no permite una evaluación profunda del crédito. En efecto, en los meses recientes se ha observado un incremento en el indicador tradicional

de calidad de cartera para el caso de la cartera de consumo. Sin embargo, los actuales niveles aún se encuentran relativamente bajos.

Indicador tradicional de calidad de cartera crédito de consumo



6%
5%
4%
3%
Mar-04
Jul-04
Nov-04
Mar-05
Jul-05
Nov-05
Mar-06
Jul-06
Nov-06
Mar-07

Fuente: Superintendencia Financiera.

<u>Perspectivas segundo semestre de 2007</u>

Las perspectivas económicas para lo que resta de 2007 son positivas. Si bien se espera un menor ritmo de crecimiento de la actividad económica, la tasa de expansión estimada por Corficolombiana de 5.9% continúa superior al crecimiento promedio de las últimas dos décadas. La desaceleración estimada obedece principalmente a dos factores: en primer lugar, al impacto rezagado del incremento de la tasa de interés de intervención y de las tasas de interés activas y pasivas de la economía. La demanda interna deberá reducir su ritmo de crecimiento, como consecuencia del menor crecimiento del crédito. En segundo lugar, se espera que la desaceleración de la actividad económica en Estados Unidos continúe durante el segundo semestre del año, guiada por el deterioro del mercado inmobiliario y el menor ritmo de crecimiento del consumo privado en dicho país. De esta forma, la demanda por importaciones provenientes de Colombia deberá presentar un menor ritmo de crecimiento.

De esta forma, las presiones inflacionarias registradas durante los tres primeros meses continuarán perdiendo fuerza. Se esperan entonces ajustes importantes en el comportamiento del nivel general de precios, debido al enfriamiento de la demanda interna. La inflación anual deberá cerrar próxima al límite superior del rango meta establecido por el Banco de la República de 4.5%.

En cuanto al sector de establecimientos financieros, esperamos que en lo que resta del año se mantenga el crecimiento de la cartera de crédito, aunque a un menor ritmo. Sumado a esto, la estabilidad esperada en los mercados domésticos permitirá que el sector recupere las tasas de crecimiento observadas en años anteriores, por encima de 3%.

PRINCIPALES CIFRAS DE LA CORPORACIÓN

Patrimonio y Relación de Solvencia

El patrimonio de la Corporación a junio de 2007 fue de $1.511.049 millones, ubicándose en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

La relación de solvencia a cierre del primer semestre de 2007 fue de 48.64%, un 100% superior al indicador registrado a diciembre de 2006 que fue de 24.32%.

Pérdidas y Ganancias

La Corporación registró a cierre del primer semestre de 2007 una utilidad neta de $105.263 millones.


UTILIDAD NETA
Cifras en millones de pesos


600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
186,693
107,382
648,275
76,397
Dic-05
Jun-06
Dic-06
Jun-07

Durante el primer semestre de 2007 el negocio de inversiones fue el principal generador de ingresos a través del rubro de dividendos y otros ingresos relacionados con operaciones especiales; los negocios de tesorería y banca de inversión son otro rubro importante del estado de resultados,

aunque en menor proporción. La venta de bienes recibidos en pago y activos fijos continúa generando ingresos importantes para la Corporación.

A junio de 2007 el resultado operacional neto registró un valor de $76.397 millones.

RESULTADO OPERACIONAL NETO
Cifras en millones de pesos

En el negocio de inversiones de capital se recibieron en el primer semestre dividendos por $71.877 millones y se registraron ingresos de comisiones por $2.247 millones. Adicionalmente se realizó un acuerdo con la empresa Proyectos de Energía S.A. (PESA), la cual entregó en dación en pago acciones de la empresa de Energía de Bogotá y con esta operación se canceló la totalidad de la deuda que PESA tenía con la Corporación, de esta manera se liberó la provisión de cartera y se recibieron intereses e ingresos asociados a este préstamo, significando un ingreso neto de $50.083 millones. En total el negocio de inversiones le generó a la Corporación ingresos por $122.453 millones en el primer semestre de 2007.

Por su parte el negocio de tesorería, incluyendo valoración de portafolio, trading y mercado de divisas, generó $40.016 millones de ingresos netos durante el primer semestre de 2007.

El negocio de banca de inversión participó en el resultado operacional neto con comisiones por $4.263 millones.

Los gastos de administración alcanzaron la suma de $27.444 millones al cierre del primer semestre de 2007, durante el cual se finalizaron las adecuaciones y remodelaciones de las instalaciones de la Corporación, situación que impactó el rubro de gastos generales.

El rubro de utilidad en venta de bienes recibidos en pago y de activos fijos tuvo un comportamiento positivo en el primer semestre de 2007 y registró ingresos cercanos a los $20.000 millones.

ACTIVIDAD COMERCIAL

Mercadeo

Durante el primer semestre, se llevó a cabo un programa de sostenimiento y recordación de la marca, a través de una campaña a nivel nacional en los principales diarios y revistas especializadas. Igualmente se continuó con la adecuación de la imagen a nivel de todas sus aplicaciones, buscando su unificación conforme al manual de imagen corporativa.

La Corporación diseñó y llevó a cabo varios foros, con el propósito de lograr un posicionamiento del área de investigaciones económicas, como uno de los principales formadores de opinión en la materia. Igualmente, y como ha sido tradicional, participamos y patrocinamos eventos carácter nacional y regional de gran impacto, como los desarrollados por Anif, la Cámara Colombiana de Infraestructura y Latín Finance, entre otros.

Banca Privada

Durante el primer semestre del año 2007 se trabajó en la consolidación de la comercialización de los portafolios de inversión de la Corporación y de sus filiales financieras, así como en la comercialización de nuevos productos que permitan llevar a nuestros clientes una mayor variedad de opciones de inversión.

En el tema de renta fija, la unidad de banca privada al cierre de junio 30 administraba depósitos en CDT, tanto para la Corporación como para Leasing Corficolombiana, por valor de $532.000 millones, mayor en $30.000 millones al semestre anterior, equivalente a un crecimiento de 12.1%. Se destaca la labor realizada sobre los costos de captación que para la Corporación es de 60 puntos básicos por debajo del costo del mercado institucional y en la Leasing son cerca de 48 puntos básicos menos, con referencia al mismo mercado. Hoy estos recursos representan el 48% del total de depósitos en CDT de la Corporación, que a cierre de junio 30 de 2007 registraron un valor de $674.448 millones y el 52% de los recursos de la compañía de Leasing.

En cuanto a la comercialización de otros productos de renta fija y de operaciones de renta variable, que se realizan específicamente a través de la filial Casa de Bolsa Corficolombiana, el comportamiento ha sido positivo. En el primer semestre de 2007 se generaron comisiones por valor de $ 373 millones, superior en $169 millones, un 82.4%, al valor generado durante el segundo semestre del año anterior y que representan el 75% de las comisiones generadas durante el año 2006.

La fuerza comercial de banca privada participó en la distribución entre sus clientes de la emisión de acciones del grupo AVAL y de la emisión de acciones de ISAGEN; los resultados en ambos casos fueron positivos y dejan un camino allanado para el trabajo de el segundo semestre de 2007, donde se presupuestan colocaciones tan importantes para el mercado primario como la de ISA , en la que la Corporación es estructuradora y distribuidora, y la de ECOPETROL.

En el tema de comercialización de fondos comunes especiales y fondos de pensiones voluntarias, el aumento de los tipos de interés ha reducido la rentabilidad de estos vehículos de inversión en el último año lo cual los hace poco atractivos para el segmento del mercado de banca privada. No obstante de lo anterior, el promedio de depósitos conseguidos para la Fiduciaria Corficolombiana se ha mantenido estable, con recursos provenientes del sector empresarial que utilizan estos vehículos como herramientas transaccionales en su labor de optimizar la utilización de sus excedentes de liquidez de corto plazo.

En cuanto a nuevos productos se ha venido trabajando en el dimensionamiento del mercado para papeles denominados en dólares y en vehículos de inversión sofisticados como los fondos de capital privado.

MESA DE DINERO

El comportamiento económico del primer semestre generó un entorno de baja rentabilidad en la tesorería. No obstante en este período la Mesa de Dinero de la Corporación, continuó siendo uno de los participantes líderes en los mercados. Continúa su presencia importante dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 9° lugar dentro del ranking general a junio de 2007, con una participación del 5.10% del mercado primario y del 9.07% del mercado secundario (SEN).

En el mercado de moneda extranjera y derivados, seguimos con una presencia importante, tanto con clientes locales como con los internacionales que están operando en el mercado Colombiano. Al cierre del primer semestre de 2007, nuestro portafolio de derivados Peso / Usd ascendía a un valor de Usd $ 1.805 millones, que significa un aumento del 48%, comparado con diciembre de 2006. La participación de la Corporación en este mercado durante el primer semestre de 2007 fue del 5.57%. En este período, la participación de la Corporación en el mercado Spot Peso/ Usd fue del 15.11%(Con base en información a Mayo de 2007).

Al cierre del primer semestre de 2007, el portafolio de inversiones de renta fija de la Corporación ascendió a $1.011.308 millones, lo que representa un decrecimiento del 2.24% con respecto al cierre de Diciembre de 2006. Esta disminución se dió, especialmente en el primer trimestre, para reducir el riesgo de mercado. Si bien se han tomado posiciones en el segundo trimestre, no vemos todavía un panorama estable en materia de tasas de interés para aumentar nuestra exposición.

Para el segundo semestre de 2007, la Corporación continuará la exploración de otros mercados, fundamentalmente en derivados, mercado que tiene potencial de crecimiento buscando la manera más eficiente de invertir los excedentes de liquidez de la Entidad y maximizar sus utilidades.

INVERSIONES DE CAPITAL

El primer semestre del año 2007 enmarcó un periodo expansión de producción y demanda favorable para los resultados del portafolio de inversiones en capital de la Corporación. Como lo respaldan las cifras de crecimiento económico para el primer trimestre, los resultados operacionales de las empresas enfocadas al mercado interno han sido favorables en lo corrido del 2007, y la diversificación del portafolio de inversiones de Corficolombiana ha logrado balancear el impacto que la revaluación del peso colombiano ha tenido en algunas empresas con ventas en dólares.

El portafolio de renta variable de la Corporación está compuesto por inversiones en diversos sectores de la economía. Se destaca el enfoque del portafolio en el sector de Infraestructura (Gas, Energía, Concesiones Carreteras y de Tratamiento de Agua, y Combustibles), el cual es un sector estratégico para la Corporación y en el que se pretende seguir invirtiendo dado su flujo estable de dividendos y bajos periodos de retorno.

Composición del portafolio de renta variable por sectores
A valor en libros junio de 2007
100% = $1.5 billones


INMOBILIARIO 2%
CONSUMO 1%
INDUSTRIAL 2%
HOTELES 7%
HIDROCARBUROS 2%
ENERGIA 14%
MADERA 3%
MINERIA 2%
TECNOLOGIA 0%
AGRO 7%
FINANCIERO 14%
CONCESIONES 12%
GAS 34%

La valoración contable del portafolio consolidado de la Corporación al 30 de junio de 2007 alcanzó la suma de $1.539 billones de pesos, comparado al agregado de $1.578 billones al 31 de diciembre del 2006. Dentro de las inversiones que cotizan en bolsa, el primer semestre de 2007 enmarcó alzas en las acciones de Tablemac (53%) y Gas Natural (46%) y Banco de Occidente (4%). Sin embargo, en el mismo periodo se depreciaron las acciones de Mineros (-15%) y Promigas (-7%). Las acciones de Adecaña, Eternit, Ingenio La Cabaña y Textiles Espinal no presentan variación en el periodo de comparación.

Corficolombiana inició el 2007 con un excelente desempeño en ingresos por dividendos generados por las compañías del portafolio, que en el primer semestre ascendieron a $71,877 millones, 36% superiores a los del primer semestre del 2006, descontando el dividendo extraordinario pagado por Concecol. Los sobresalientes resultados del ejercicio julio-diciembre 2006 en nuestras concesiones viales, PISA (Proyectos de Infraestructura S.A.) y Coviandes/Epiandes, y en nuestras compañías de leasing, (Leasing Corficolombiana y Leasing de Occidente) se ven reflejados en el nivel de dividendos que logro superar los resultados anteriores.

Las compañías líderes en generación de ingresos son, por orden, PISA, Promigás, Coviandes/Epiandes, la Empresa Energía de Bogotá, Leasing Corficolombiana, y Hoteles Estelar, recordando que los dividendos distribuidos por la EEB se registraron indirectamente mediante otros ingresos generados por PESA.

Ingresos Operacionales Inversiones de Renta Variable	AÑO 2006	I SEM 2006	I SEM 2007
Dividendos (*)	143,172	80,873	71,877
Valoración (**)	535,224	19,961	(6,042)
Utilidad en Venta de Acciones	25,128	350	(163)
Comisiones	14,358	2,666	2,247
Diferencia en cambio (***)	(54)	(54)	10,590
Otros (***)			38,510
Total inversiones	**717,828**	**103,796**	**117,019**

(*) Para I SEM 2006 incluye dividendos extraordinarios de Concecol por $28.000 millones por venta de acciones de Corfivalle en 2005.

(**) La reducción en Valoración de inversiones en acciones negociables de alta y media bursatilidad se explica por la caída en el precio de la acción de Mineros S.A.

(***) La generación de ingresos por Diferencia en Cambio y Otros (Ingreso por Intereses) están relacionados a la cancelación de pasivos de Proyectos de Energía S.A.

Entre las transacciones importantes efectuadas en las compañías del portafolio destacan primero la cancelación de pasivos en Proyectos de Energía S.A. (PESA), lo cual la prepara para una transacción subsiguiente que otorgará propiedad directa a Corficolombiana de las acciones de la Empresa Energía de Bogotá S.A. E.S.P.; segundo la escisión de PISA para crear una razón social que participara en una licitación para un proyecto vial, la cual se encuentra ahora en proceso de liquidación al haberse extinguido su objeto social; y tercero la reestructuración de los pasivos de Lloreda S.A., lo cual le otorga a esta empresa un espacio vital para recuperarse estructuralmente.

Por otro lado, en el primer semestre del 2007 concluyeron los procesos de venta de las participaciones de la Corporación en:

- Frigoríficos Colombianos S.A. (Colfrigos): Venta del 45,2% de la empresa, el proceso de venta se efectuó con éxito logrando realizar la transacción por COP$ 3.432 MM

obteniendo una utilidad por venta de COP $ 338 MM. De igual forma ésta transacción impulsó la venta del lote que poseía Promotora Inmobiliaria La Esperanza S.A. (PILA) donde Colfrigos tiene su operación.

- Centro Motor S.A.: Venta del 10,62% de la empresa, la venta se logró realizando la transacción a plazo por COP$ 582 MM, lo cual dará una utilidad por venta de COP $ 182 MM.
- Valores Diaco S.A.: Venta del 0,14% de la empresa, el proceso de venta se efectuó con éxito logrando realizar la transacción por COP$ 91 MM obteniendo una utilidad por venta de COP $ 43 MM.

PORTAFOLIOS DE INVERSION

Durante el primer semestre del año 2007, la Corporación, a través de la Vicepresidencia de Portafolios de Inversión, continúa desarrollando sus dos principales labores: la estructuración y puesta en marcha de Fondos de Capital Privado (FCP) y la búsqueda de oportunidades de inversión y/o rotación de inversiones para el portafolio de renta variable de la Corporación.

Fondos de Capital Privado

En lo que respecta a las labores internas del área y a la estructuración y puesta en marcha de Fondos de Capital Privado (FCP), la Corporación, a través de la Vicepresidencia de Portafolios de Inversión, adelantó labores en los siguientes aspectos:

Diseño de la estructura interna del área

De cara a la puesta en marcha de los FCP, la Vicepresidencia de Portafolios de Inversión en conjunto con Mckinsey & Company adelantaron labores en la organización de la nueva área para definir la estructura, sus roles y responsabilidades, interrelaciones internas y externas y definición de procesos claves, así:

- Diseño de estructura y procesos claves.
- Generación de herramientas operativas y de seguimiento como soporte para todos los procesos.

Definición y estructuración de FCP´s

Se han continuado en la gestión de organización y estructuración del FCP, para lo cual se han adelantado labores tales como:

- **Generación de contrato de suscripción marco:** En conjunto con la asesoría de Holguín Neira & Pombo, durante el primer semestre de 2007 se trabajó en la generación del contrato marco que permita la creación legal de los FCP, con base en las exigencias de la normatividad y del regulador, de tal forma que permita, a los inversionistas y a sus entes de administración, acceder a reglas claras de funcionamiento de los fondos basados en dicho documento.

- **Estructuración de Fondos de Capital Privado:** Se continua trabajando en la estructuración de los siguientes Fondos:

  - **Infraestructura**: Con base en este Fondo se ha desarrollado todo el tema de generación de contrato marco. Adicionalmente, se ha trabajado en la búsqueda y

determinación de las posibles inversiones para el Fondo tanto a nivel nacional como internacional.

- **Cartera Improductiva:** Como parte de las creación de éste Fondo de Capital Privado la Vicepresidencia de Portafolios de Inversión participó junto con un Banco Internacional en el proceso de venta de activos improductivos adelantado por Central de Inversiones S.A. (CISA).

- **Inmobiliario:** Se adelantaron labores tendientes a estudiar diferentes mecanismos que permitan a este fondo ser diferenciadores en el mercado, con el fin de salir de la línea específica de un fondo que logre su rentabilidad a través de arriendos y valorizaciones, en este sentido, se han adelantado conversaciones con diferentes actores del mercado intensivos en activos inmobiliarios con el fin de estructurar a través del fondo nuevos mecanismos de financiación.

- **Cultivos de Largo Plazo:** En conjunto con la Vicepresidencia de Inversiones, así como también con filiales de la Corporación expertas en el tema, se están adelantando labores tendientes a la definición y puesta en marcha de nuevos cultivos que permitan tener el suficiente tamaño con el fin de que sean administrados por un FCP.

Promoción

Se continúa trabajando en los programas diseñados por Colombia Capital, el cual busca promover este nuevo instrumento dentro del mercado de valores e incentivar su desarrollo. En este momento se están iniciando las labores, al interior de la industria de FCP, tendientes a realizar diferentes eventos, con miras a atraer inversionistas para el fondo o posibles receptores de los dineros de capital de riesgo que administran los fondos. Para este caso específico, la Vicepresidencia de Portafolios de Inversión participará dentro de estas rondas en la promoción de las iniciativas de Fondos que está adelantando.

Normatividad

Durante el primer semestre de 2007, se continuo con el estudio y comentarios de las diferentes propuestas de regulación presentadas por el Gobierno con el fin de lograr una normatividad más adecuada a las necesidades de administradores, inversionistas y del regulador; que estuviera bajo estándares internacionales. Finalmente, la regulación que rige las carteras colectivas (incluyendo a los Fondos de Capital Privado) se expide a través del Decreto 2175 de junio 12 de 2007.

Rotación de Portafolio

Respecto a la rotación de inversiones para el portafolio de renta variable de la Corporación, durante el primer semestre de 2007, el área de Portafolios de Inversión en conjunto con el área de Inversiones adelantaron las labores concernientes para la venta de las participaciones en Colfrigos S.A., Centro Motor S.A. y Valores Diaco S.A., con resultados tal como se explicó en el segmento correspondiente al la gestión del negocio de Inversiones.

BANCA DE INVERSION

Durante el primer semestre de 2007, la Banca de Inversión de la Corporación mantuvo el ritmo de negocios que se ha venido dando en los diferentes productos. Se ha consolidado la estrategia regional de tal forma que ya constituye el 20% de los negocios del área.

A lo largo del primer semestre del año se han movilizado recursos por más de $790 mil millones de pesos.

Es de anotar el cambio que ha tenido los mercados en estos meses. El mercado de deuda corporativa estuvo cerrado durante el segundo trimestre del año por la alta volatilidad de las tasas de interés. Por otro lado, la reducción de la liquidez de la economía, y las medidas tomadas por el gobierno de incremento de encajes y provisiones para los bancos, han empezado a producir aumentos significativos en las tasas de interés que pueden afectar la colocación de créditos sindicados en el futuro próximo.

Los principales negocios ejecutados durante el primer semestre de 2007 fueron los siguientes:

Estructuración y Colocación de Títulos en el Mercado de Capitales. Se estructuraron las siguientes emisiones: Emisión de Acciones del Grupo Aval por $376 mil millones, emisión de bonos ordinarios de Colombina por $50 mil millones y emisión de bonos ordinarios de Coviandes por $47.7 mil millones.

Créditos Sindicados. Se estructuraron y distribuyeron los siguientes créditos sindicados durante lo corrido del año: Fundación Mundial de la Mujer Bucaramanga por $35 mil millones e Intecplast por $12.5 mil millones.

Fusiones y Adquisiciones. En lo corrido del año 2007 se destaca la valoración y enajenación de Thomas Greg & Sons por un valor de $ 60 mil millones de pesos y la venta de negocios de una empresa líder en uno de los sectores más importantes del país, cuyo nombre y sector no revelamos por acuerdos de confidencialidad, por un monto total de U$ 99 millones de dólares.

Finalmente, el área de Investigaciones Económicas ha desarrollado nuevas herramientas de análisis y opinión a través de informes de mercados y análisis de acciones. Es de destacar el lanzamiento de tres informes: informe especial del sector farmacéutico, informe de deuda pública – perspectivas 2007 y un informe de recomendaciones de inversión. A su vez la Corporación co - patrocinó y colaboró con el evento de Latin Finance titulado "The Andean and the Investment Forum" y se distribuyó un informe titulado "Condiciones para la Inversión en América Latina", todo con el apoyo del área de Investigaciones Económicas.

<u>GERENCIA DE INMUEBLES</u>

Durante el primer semestre del año 2007 en la Corporación ingresaron nuevos bienes en dación en pago por valor de $ 413,5 millones, frente a unas ventas de estos activos por valor de $ 18.985,8 millones, incluyendo los bienes saneados y el saldo de la daciones disminuyó de $ 69.590,6 millones en Diciembre 31 de 2.006 a $ 51.569 millones en Junio 30 de 2.007.

En total se vendieron $ 30.410,7 millones incluyendo Bienes Recibidos en Pago, inmuebles saneados, inmuebles en fideicomisos de inversión y activos fijos no utilizados en la operación. Estas ventas dejaron un impacto positivo en el Estado de Pérdidas y Ganancias de $ 18.654,1 millones.

Para el logro de estas ventas, la Corporación continuó con los diferentes canales de ventas entre los que se encuentran el Grupo Aval – Viviendas Planificadas S.A., Valora S.A y la Gerencia Nacional de Inmuebles quien directamente y/o a través de intermediarios externos logró el mayor volumen de ventas.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas;

La Corporación tiene un módulo de cupos en línea, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Riesgo de Liquidez

La gestión del riesgo de liquidez se fundamenta en el cumplimiento de la Circular Externa 042 de septiembre 27 de 2001. En el comité de activos y pasivos (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos en línea del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

Riesgo Operacional

CORFICOLOMBIANA ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos.

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2007 son:

- Se aplicó metodología para la identificación, medición, control y monitoreo de riesgos operacionales en todos los procesos de la compañía: misionales, estratégicos y de apoyo. A corte junio 30 se cumplieron los pasos de identificación y medición de riesgos.

- Se continuó con el programa de capacitación institucional de manera presencial. A junio 30 fueron capacitados el 95% del personal. Adicionalmente la Corporación se encuentra desarrollando proyecto de capacitación virtual con la firma COGNOS ON LINE la cual se integrará al programa de inducción institucional.

- Se terminó construcción de Base de Datos de Riesgo Operacional. Con la ayuda del área de Tecnología se desarrollo aplicación en ambiente WEB. Esta aplicación permitirá la captura, seguimiento y consulta de los eventos de riesgo operacional que se presenten en la organización.

- Se presentó a la Junta Directiva el manual de políticas de riesgo operacional el cual fue aprobado.

- Con relación al Plan de Continuidad de Negocio, la Corporación contrato los servicios de DELIMA MARSH para construir su Plan de Continuidad de Negocio (BCP) el cual tiene alcance al Plan de Recuperación de Desastres (DRP). El proyecto se encuentra en la etapa de cierre del Análisis de Impacto al Negocio.

Finalmente, la Superintendencia Financiera expidió la Circular Externa 041 de junio de 2007, la cual está incorporada en el capitulo XXIII de la Circular Básica Contable y Financiera. Esta circular fija las bases y los lineamientos mínimos que deben ser implementados por las entidades, para el desarrollo de un Sistema de Administración del Riesgo Operativo (SARO). Sobre el particular, la Corporación se encuentra cumpliendo con lo establecido por la norma en cada una de sus etapas.

Riesgo de Lavado de Activos

El Sistema Integral de Prevención de Lavado de Activos y Financiación de Terrorismo de la Corporación está basado en la evaluación de los riesgos inherentes para los productos, mercados objetivos y operaciones de todas las dependencias de la entidad.

En el entendido de ser el riesgo de lavado de activos y de la financiación del terrorismo la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la Corporación si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad, la

Junta Directiva ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Estos incorporan el conocimiento de los clientes y mercados, el monitoreo de señales de alerta y la colaboración con las autoridades.

Para ello, en primera instancia la Junta Directiva conoce, examina y aprueba cada año el plan de actividades que elabora el Oficial de Cumplimiento con base en la evaluación de los riesgos. El análisis se apoya en matrices que se usan para determinar los factores y situaciones generadoras de los riesgos de lavado de activos y financiación de terrorismo, así como para identificar los negocios, las dependencias y las oficinas mayormente expuestas, con el fin de fortalecer los controles.

En efecto, previo a la elaboración del Plan Anual de Cumplimiento, se lleva a cabo el análisis que permite orientar las prioridades a incluir en el mismo dado el nivel de vulnerabilidad de los negocios al riesgo de lavado. Así, para cada tipo de transacción se analiza el riesgo de manera detallada, bajo la metodología de panel de expertos, conjuntamente con las personas que tienen a su cargo la realización de las operaciones. Estas matrices son actualizadas cada año, o cuando algún cambio en el producto, en el mercado o en el entorno mismo, amerite su actualización.

En particular, durante el primer semestre de 2007, la Corporación dio inicio a la implementación del SARLAFT (Sistema de Administración de riesgo de Lavado de Activos y Financiación de Terrorismo) de acuerdo con lo establecido en la Circular Externa 22 del 19 de abril de 2007 emitida por la Superintendencia Financiera de Colombia, en cuanto al control de los recursos de las campañas políticas. De acuerdo con el cronograma del proyecto aprobado por la Junta Directiva, las etapas y demás elementos del SARLAFT estarán implementados el 1 de enero de 2008.

La supervisión de los controles para prevenir estos riesgos es efectuada por la Junta Directiva y la Presidencia a través de los informes presentados por el Oficial de Cumplimiento. Así mismo la Contraloría y la Revisoría Fiscal ejercen sus evaluaciones con el fin de evaluar si los controles internos establecidos son eficaces para prevenir el riesgo.

SITUACION ADMINISTRATIVA

A 30 de junio de 2007, Corficolombiana contaba con una planta de personal de 330 empleados, que representa un aumento del 3.13% respecto a los 320 empleados que iniciaron el año. Este incremento se presenta como respuesta al fortalecimiento y consolidación de las áreas estratégicas del negocio y las áreas de soporte con el fin de lograr los objetivos propuestos para este año.

Dentro de otras acciones llevadas a cabo durante el primer semestre de 2007, están la adecuación física de la Dirección General y Oficinas, la estabilización y unificación de los procesos y aplicativos administrativos, así como el ajuste a la estructura de gastos.

AVANCES TECNOLÓGICOS

Durante en el primer semestre del 2007 el área de sistemas continuó el desarrollo de su plataforma tecnológica mediante importantes proyectos de apoyo a la operación diaria de la Corporación tales como:

- Implantación Sistema de Registro de Eventos de Riesgo Operacional
- Plan estratégico de Inteligencia de Negocios
- Diseño y adquisición de la plataforma de servidores centrales, incluyendo servidores contingencia en centro de computo alterno dando cumplimiento a los requerimientos de la Superintendencia Financiera de Riesgo Operacional.

- Rediseño del Centro de Computo principal
- Diseño e Implantación de Arquitectura Orientada a Servicios.
- Fase de Desarrollo del Proyecto de Gestión de procesos operativos de la Mesa de Dinero.
- Fase de Desarrollo del Proyecto de Cliente Único para la Corporación y sus filiales financieras.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

COMITE DE AUDITORIA

El comité de Auditoria como órgano de apoyo a la gestión que efectúa la Junta Directiva de la Corporación, en la implementación y supervisión del control interno, celebró una reunión el 14 de febrero del presente año, donde se analizaron, entre otros temas, los que a continuación detallamos con el propósito de evaluar la estructura del control interno:

a) Análisis de los estados financieros y dictamen del Revisor Fiscal, sobre estados financieros a diciembre de 2006.
b) La cartera por calificación a enero de 2007.
c) El Comité supervisó la adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los controles necesarios para evitar que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas.
d) Supervisó las funciones y actividades de Contraloría en aspectos tales como:

    - ✓ Presentación de la planeación de Contraloría para el año 2007, elaborada de acuerdo con los riesgos de la Corporación, donde se incluye las actividades de Auditoria Interna y Auditoria de Sistemas.
    - ✓ Informes de evaluación de Auditoria a las diferentes áreas, productos y filiales de la corporación.
    - ✓ Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
    - ✓ Estadísticas de seguimiento y control con base en la planeación.

e) Revisó los oficios recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas y seguimiento a su mejoramiento.
f) Adelantó revisión a los informes presentados por el Oficial de Cumplimiento a la Junta Directiva, con el fin de verificar la suficiencia de los mismos en cuanto a que existan los controles necesarios para evitar que la Corporación sea utilizada como instrumento para la realización de actividades delictivas.
g) Planeación de la Revisoría Fiscal para el año 2007.
h) Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.
i) Se analizaron y evaluaron las actas del Comité del GAP.
j) En el Comité de 14 de febrero de 2007, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y

presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:

a. Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.
b. Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.
c. Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera de Colombia, Revisoría Fiscal, Auditoria Interna y Auditoria de Sistemas.
d. Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.
e. Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.
f. Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité.

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 105 del Estatuto Orgánico del Sistema Financiero y en los numerales 2.2.1 y 2.2.2 del capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene adoptado un Código de Ética y Conducta y un Manual de Políticas y Procedimientos de Prevención y Control de Lavado de Activos aprobados por la Junta Directiva, los cuales contienen las disposiciones establecidas para evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

Durante el primer semestre de 2007, la Corporación dio inicio a la implementación del SARLAFT (Sistema de Administración de riesgo de Lavado de Activos.

La Corporación cuenta dentro de su estructura organizacional con una Unidad de Cumplimiento dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

Durante el primer semestre del 2007 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención. Para tal efecto, al inicio del año se aprobó el Plan Anual de Cumplimiento 2007, cuyo avance ha sido supervisado permanentemente por la Presidencia y presentado a través de los informes a la Junta Directiva por parte del Oficial de Cumplimiento que establece la normatividad vigente.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero del Ministerio de Hacienda.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del primer semestre del año 2007 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la corporación, ni cambios en la metodología de evaluación de la misma.

NUEVAS DISPOSICIONES LEGALES

Ministerio de Hacienda y Crédito Público. Decreto 018 del 4 de enero de 2007, "Por el cual se modifica el artículo 2 del Decreto 4090 de 2006".

Se modificó el artículo 2 del decreto 4090 de 2006, uniendo en una sola categoría el crédito comercial y el de consumo.

Reglamentado el procedimiento para realizar Ofertas Públicas de Valores. Superintendencia Financiera. Circular Externa 002 de 2007.

La Superintendencia Financiera reglamentó el procedimiento para la realización de Ofertas Públicas de Adquisición contenido en el Decreto 1941 de 2006. En términos generales contiene los siguientes lineamientos:

El oferente podrá modificar los límites de cantidad de valores que ofreció adquirir en la oferta inicial, cuando el número de aceptaciones recibidas después de transcurrido el término de aceptación, no lleguen a la cantidad mínima o superen la cantidad que se ofreció adquirir.

La vigencia de las garantías de cumplimiento es desde antes de la publicación del aviso, hasta el cumplimiento de todas las obligaciones resultantes de la OPA. La Bolsa de Valores podrá suspender la oferta si considera que las garantías no son suficientes y no son mejoradas.

Cuando el pago de acciones es en valores, se establecerá en la oferta el precio, los términos de relación de intercambio y quien la haya definido.

El pacto de cláusulas compensatorias para indemnizar por terminación de la OPA debe ser informado al mercado y los recursos para su pago deben provenir de los accionistas de la compañía ofertada y no de la compañía. Finalmente, cuando hay una OPA y al mismo tiempo la sociedad hace una colocación de acciones, la OPA y sus garantías se deben extender a la totalidad de acciones colocadas.

Reporte de la información relacionada con las consignaciones, retiros y saldos de las cuentas de ahorro y cuentas corrientes. Superintendencia Financiera. Circular Externa 005 de 2007.

Con el objeto de conocer el nivel de mercado en lo que tiene que ver con las tasas de interés pasivas en todos los plazos de captación, la Superintendencia Financiera solicitó el envío diario de un reporte de las tasas de interés y los montos de los movimientos originados en consignaciones, retiros y saldos de cuentas corrientes y de ahorro.

Ministerio de Hacienda y Crédito Público. Decreto 383 de 2007 "Por el cual se modifica el Decreto 2685 de 1999 y se dictan otras disposiciones."

Mediante este decreto se adopta una regulación extensa sobre las zonas francas. En relación con el sector financiero se establece lo siguiente:

- Se permite a las entidades financieras, con excepción de los almacenes generales de depósito, vincularse a estas zonas como sucursal o agencia sin el régimen de zona franca.

- Los usuarios establecidos en zonas francas podrán tener acceso a los créditos de las instituciones financieras, de la misma forma que las empresas establecidas en el resto del país.

- Los bienes dados en garantía que se encuentren en la zona franca sólo podrán ser retirados definitivamente de la zona franca previa autorización de la institución financiera que otorgó el crédito.

Decreto 519 de 2007 del "Por el cual se determinan las distintas modalidades de crédito cuyas tasas deben ser certificadas por la Superintendencia Financiera de Colombia y se dictan otras disposiciones"

La norma señala lo siguiente:

- La Superintendencia Financiera de Colombia certificará el interés bancario corriente; para el cumplimiento de tal función, analizará con técnicas adecuadas de ponderación, la información financiera y contable que le entreguen los establecimientos de crédito pudiendo exceptuar operaciones que por sus condiciones particulares no resulten representativas.
- De manera previa a certificar cada modalidad de crédito la S.F.C. publicará la metodología de cálculo que utilice, así como sus modificaciones.
- Las tasas certificadas deben expresarse en términos efectivos anuales y regirán por el periodo correspondiente.
- Establece como modalidades de crédito: el Microcrédito, y en una misma categoría define de Consumo y Ordinario.
- La clasificación del crédito en una de las modalidades señaladas se hará por el acreedor al momento de su aprobación, tal clasificación permanecerá hasta la cancelación del mismo.
- Los límites para el interés remuneratorio en el crédito de vivienda a que se refiere al ley 546 de 1999 los definirá la Junta Directiva del Banco de la Republica. El límite de usura será el previsto en el artículo 19 de dicha Ley.

Se reglamentan las cuentas de margen. Ministerio de Hacienda y Crédito Público. Decreto 666 del 6 de marzo de 2007 "Por el cual se reglamentan las cuentas de margen".

Señala la norma que son cuentas de margen "los contratos celebrados para realizar operaciones de contado de compraventa de valores, por cuenta de un cliente, por montos superiores a los recursos aportados por éste en los que se prevé que la liquidación de las posiciones abiertas se efectué total o parcialmente con los recursos o valores obtenidos mediante la liquidación de una operación de compraventa de valores, reporto o repo, simultánea o transferencia temporal de valores".

Igualmente se determina que las operaciones de cuentas de margen:

- Sólo podrán realizarse a través de sistemas de negociación de valores autorizados por la Superintendencia Financiera.

- Sólo podrán ser realizadas por: a) Las sociedades comisionistas de bolsa de valores dentro del marco del contrato de comisión o a través de la administración de portafolios de terceros y b) Por las sociedades fiduciarias dentro del marco de los contratos de fiducia mercantil o encargo fiduciario.

- Los valores autorizados serán establecidos por la Superintendencia Financiera teniendo como criterio la alta liquidez.

Dirección Impuestos y Aduanas Nacionales. Circular 0034 del 15 de marzo de 2007.

Mediante esta Circular la DIAN precisa el alcance del artículo 1° del decreto 567 de 2007 sobre la tarifa de retención en la fuente sobre dividendos o participaciones gravados.

Dispone la DIAN que la tarifa aplicable a los pagos o abonos en cuenta efectuados a los beneficiarios que sean declarantes del impuesto sobre la renta, será del 20%. Para determinar la condición de declarante del impuesto sobre la renta, la sociedad pagadora del dividendo o participación deberá tener en cuenta que si el valor del pago durante el respectivo año gravable es igual o superior a 1400 UVT, la tarifa aplicable será del 20%.

Para los pagos o abonos en cuenta realizados a beneficiarios que sean personas naturales no obligadas a presentar declaración de renta, la tarifa será del 34% para el año 2007 y del 33% desde el año 2008.

Si el beneficiario, al momento de realizarse el pago o abono en cuenta del dividendo o participación gravado, manifiesta por escrito a la sociedad su calidad de declarante del impuesto de renta, la tarifa será del 20%.

Ministerio de Hacienda y Crédito Público. Decreto 1076 del 3 de abril de 2007 "Por el cual se dictan disposiciones para el ejercicio de la actividad de calificación de riesgos".

El Gobierno dicta algunas disposiciones para el ejercicio de la actividad de calificación de riesgos, dentro de las cuales se destacan las siguientes: i) personas que pueden realizar la calificación del riesgo, ii) objeto social, iii) actividades de calificación, iv) valores que deben calificarse, v) obligatoriedad de una segunda calificación, vi) alcance de la calificación y vii) prohibiciones, entre otros aspectos.

Ministerio de Hacienda y Crédito Público. Decreto 1099 del 3 de abril de 2007 "Por el cual se dictan disposiciones sobre la utilización o facilitación de recursos captados del público para realizar operaciones dirigidas a adquirir el control de sociedades o asociaciones".

Mediante este decreto se considera que existe autorización legal a las entidades vigiladas por la Superintendencia Financiera para utilizar o facilitar recursos captados del público en operaciones cuyo objeto sea la adquisición del control de otras sociedades o asociaciones cuando:

- El régimen legal de operaciones de la entidad vigilada expresamente prevea el otorgamiento de créditos para financiar:
    - La adquisición de acciones.

- Bonos convertibles en acciones.
- Cuotas partes de interés.

- El régimen de adquisiciones de la entidad vigilada lo permita.

- El régimen legal de inversiones de la entidad vigilada permita la inversión por cuenta propia o de terceros de:

  - Acciones
  - Bonos convertibles en acciones.
  - Títulos de deuda

Señala además que las entidades vigiladas podrán realizar operaciones para facilitar la adquisición del control de otras sociedades o asociaciones cuando no empleen recursos captados del público.

Finalmente contempla que todo lo anterior se entenderá sin perjuicio al literal c) del artículo 10 del E.O.S.F. referido a la prohibición de conceder financiación para invertir en entidades financieras o aseguradoras.

Ministerio de Hacienda y Crédito Público. Decreto 1456 del 30 de abril de 2007 "Por la cual se dictan disposiciones sobre los sistemas de compensación y liquidación de operaciones sobre valores".

Se establece en primer lugar, quienes podrán administrar los sistemas de compensación y liquidación de operaciones sobre valores: las entidades constituidas exclusivamente para tal fin, las cámaras de riesgo central de contraparte, las bolsas de valores, las bolsas de bienes de productos agropecuarios y otros commodities, el Banco de la República y los depósitos centralizados de valores.

Estas entidades deberán tener además un reglamento y un manual de operaciones estableciendo su contenido mínimo y que tales documentos se entenderán incorporados en los contratos que se celebren con los participantes en los sistemas.

Se determina también quienes podrán ser participantes del sistema, el procedimiento para la confirmación y la aceptación de las órdenes de transferencia de dinero, las garantías y los efectos de las medidas cautelares, de la suspensión de pagos, de la liquidación y demás temas relevantes para el funcionamiento de tales sistemas.

Ministerio de Hacienda y Crédito Público. Decreto 1696 del 16 de mayo de 2007 "Por el cual se modifica el Decreto 669 de 2007"

El Decreto 669 de 2007 establece las condiciones y límites a los que deben sujetarse las inversiones de los Fondos de Cesantía. Las modificaciones que introduce el Decreto 1696 son las siguientes:

- Indica que los recursos de los fondos de cesantía se pueden invertir en depósitos remunerados en el Banco de la República.

- Modifica algunos limites globales de inversión

- Establece que toda transacción de acciones, independiente del monto, debe realizarse a través de bolsa, salvo cuando se trate de acciones de empresas donde el Estado colombiano tenga participación o de adquisiciones en el mercado primario.

Ministerio de Hacienda y Crédito Público. Decreto 1801 de mayo de 2007. "Por el cual se modifica el Régimen General de Inversiones de capital del exterior en Colombia y de capital colombiano en el exterior"

El decreto modifica dos artículos del Decreto 2080 de 2000 que establece el Régimen General de Inversiones de capital del exterior en Colombia y de capital colombiano en el exterior. Los cambios que introduce son los siguientes:

- En cuanto a los derechos cambiarios del titular de la inversión, permite remitir al exterior en moneda libremente convertible las sumas recibidas producto de la enajenación de la inversión dentro del país, o de la liquidación de la empresa o portafolio o de la reducción de su capital.
- En relación con el registro de la inversión, señala que deberá realizarse conforme al procedimiento que establezca el Banco de la República, señalando el tipo de fondo, el monto de la inversión, el administrador local y el objeto exclusivo de dicha inversión.
- Como requisito para la inversión de capital del exterior deberá constituirse, al momento de la canalización, un depósito en el Banco de la República en moneda legal, por un monto equivalente al 40% del valor de la inversión liquidada a la TRM vigente a la fecha de su constitución. El depósito no será remunerado y el término para su restitución será de 6 meses. Se podrá restituir antes de su vencimiento, al momento o con posterioridad a su constitución, con sujeción a los porcentajes de descuento que describe el decreto y será exigible frente a las nuevas inversiones que se canalicen a través del mercado cambiario con posterioridad a la entrada en vigencia del decreto.

Ministerio de Hacienda y Crédito Público. Decreto 1802 del 23 de mayo de 2007 "Por el cual se dictan disposiciones sobre operaciones preacordadas"

Resaltamos los siguientes aspectos que contiene el decreto en cuanto a operaciones preacordadas:

- En el mercado de renta fija. Señala que se obstaculiza la libre concurrencia y la interferencia de otros participantes en el mercado de renta fija cuando se acuerda previamente los elementos esenciales de una operación sobre valores que se celebre a través de un sistema de negociación. Se exceptúa el caso en el cual la operación se realice en un módulo de negociación en el cual la postura de oferta de venta y de compra sean expuestas durante un periodo de tiempo mínimo y se cumpla con otros requisitos.

- En el mercado de acciones y bonos obligatoriamente convertibles en acciones. No se obstaculiza la libre concurrencia y la interferencia de otros participantes cuando se acuerden previamente los elementos esenciales de operaciones sobre acciones o bonos convertibles en acciones siempre que se informe mediante comunicación escrita, con un mes de anterioridad, las condiciones del acuerdo previo a la Superintendencia Financiera, a la bolsa de valores o al sistema de negociación.

- En operaciones de crédito público y de manejo de deuda realizadas con la Nación. Los intermediarios de valores pertenecientes al programa de creadores de mercado de los títulos

de deuda de la Nación, podrán realizar acuerdos con sus clientes para la distribución de dichos títulos tratándose de subastas en el mercado primario o de operaciones de manejo de deuda.

- En operaciones de martillo. Se obstaculiza la libre concurrencia y la interferencia de otros cuando se participe en compraventas de valores en las que los elementos esenciales de la operación sean acordados previamente o, en aquellos casos en los cuales una o varias personas hayan asumido la obligación previa de hacer postura en aquellas compraventas que se realicen a través de los remates, martillos o subastas que se efectuén en bolsas de valores.

- En operaciones cruzadas. No se considera que se obstaculice la libre concurrencia y la interferencia de otros participantes, por parte del intermediario que cruza operaciones en desarrollo de contratos de comisión, siempre que las posturas se expongan en un módulo de negociación en el cual la postura de oferta de venta y de compra sean expuestas durante un periodo de tiempo mínimo y se cumpla con otros requisitos.

- En contratos de liquidez. No se considera que se obstaculice la libre concurrencia y la interferencia de otros participantes en los contratos de liquidez, a los que se refiere la Resolución 400 de 1995, siempre que los respectivos acuerdos no contemplen contrapartes individualizadas.

Ministerio de Hacienda y Crédito Público. Decreto 2175 del 12 de junio de 2007 "Por el cual se regula la administración y gestión de las carteras colectivas".

Indica que las carteras colectivas previstas en el decreto sólo podrán ser administradas por sociedades comisionistas de bolsa de valores, sociedades fiduciarias y sociedades administradoras de inversión. Se exceptúan de la aplicación del decreto a los fondos de pensiones y cesantías y a los fondos de pensiones voluntarias, a los fondos mutuos de inversión, a los fondos de capital extranjero y a los fondos de inversión inmobiliaria.

Algunos de los temas que se regulan son:

- Definición y clasificación de las carteras colectivas
- Constitución y administración de las carteras colectivas
- Políticas de Inversión
- Constitución de participaciones
- Valoración de las carteras colectivas y sus participaciones
- Revelación de información
- Fusión y cesión de carteras colectivas
- Órganos de la cartera colectiva
- Proceso liquidatorio de las carteras colectivas
- Prohibiciones y conflictos de interés

Ministerio de Comercio, Industria y Turismo. Decreto 2179 del 12 de junio de 2007 sobre delegación de competencia de la Superintendencia de Sociedades a las Intendencias Regionales para conocer de los procesos de reorganización y liquidación judicial del Régimen de Insolvencia.

Bajo los criterios establecidos en este decreto y conforme a lo dispuesto en la Ley 1116 de 2006, las Intendencias Regionales de la Superintendencia de Sociedades, conocerán de los procesos de reorganización y liquidación judicial del Régimen de Insolvencia.

Ministerio de Hacienda y Crédito Público. Decreto 2177 del 12 de junio de 2007 "Por el cual se regula la oferta de valores en el exterior".

Mediante este decreto se modifican y derogan algunos articulos de la resolución 400 de 1995. En cuanto a la oferta pública de valores exclusiva en el exterior:

- Se modifica el artículo 1.2.4.68. en el cual uno de sus cambios consiste en señalar que "...Mientras el Gobierno desarrolla la facultad prevista en el parágrafo 2° del literal a) del artículo 7° de la Ley 964 de 2005, los valores distintos de las acciones, que se ofrezcan de acuerdo con las disposiciones de esta sección no serán susceptibles de ser negociados en Colombia".

- Se derogan los artículos 1.2.4.69., 1.2.4.70., 1.2.4.71., 1.2.4.71.1. sobre los siguientes temas: prácticas internacionales que faciliten la colocación de los títulos, requisitos de la solicitud de autorización, prospecto de colocación y deber de información.

Finalmente, en cuanto a la oferta simultánea en los mercados internacionales y en el mercado local:

- Se modifica el artículo 1.2.4.72. y uno de los cambios consiste en lo siguiente: "Para efectos de conceder la autorización, la Superintendecia Financiera de Colombia podrá aceptar las prácticas internacionales que faciliten la colocación de títulos, incluyendo el proceso de formación de precios y el plazo de la oferta. El proceso de formación de precios se entenderá como un procedimiento reconocido técnicamente para los efectos previstos en el literal d) del artículo 41 de la ley 964 de 2005 y se podrá adelantar de manera exclusiva en aquella jurisdicción en la cual se vaya a ofrecer la mayor parte de los valores".

- Se derogan. los artículos 1.2.4.73. parágrafo del inciso segundo y 1.2.4.74. relativo a la oferta simultanea de acciones con dividendo preferencial y sin derecho de voto.

Congreso de la República. Ley 1142 de 2007 "Por medio del cual se reforman parcialmente las leyes 906 de 2004, 599 de 2000 y 600 de 2000 y se adoptan medidas para la prevención y represión de la actividad delictiva de especial impacto para la convivencia y seguridad ciudadana".

Como punto de mayor interés se puede señalar que la citada ley modifica el Código de Procedimiento Penal eliminando del listado de delitos querellables, el tipo penal de usura.

Ministerio de Hacienda y Crédito Público. Decreto 2466 del 29 de junio de 2007 "Por el cual se modifica el Régimen General de Inversiones de Capital del exterior en Colombia y de capital colombiano en el exterior".

Mediante este decreto se realizan las siguientes modificaciones:

- Se considera inversión directa de capital del exterior en el país, la adquisición de participaciones en fondos de capital privado.

- Las inversiones realizadas en los fondos institucionales se exceptúan del requisito de constituir un depósito en el Banco de la República en moneda legal, por un monto equivalente al 40% del valor de la inversión.

- El Banco de la República informará periódicamente los datos mensuales sobre las inversiones, al Ministerio de Comercio, Industria y Turismo.

Unidad Administrativa Especial de Información y Análisis Financiero –UIAF-. Resolución 062 del 12 de junio de 2007 "Por la cual se impone a los profesionales de compra y venta de divisas, la obligación de reportar de manera directa a la unidad de información y análisis financiero".

El acto administrativo, que entró a regir desde el 1 de julio de 2007, determina una serie de obligaciones a cargo de los profesionales del cambio de divisas, así:

- Determinada la existencia de una operación sospechosa, deben proceder a reportar a la UIAF de manera inmediata y directa.

- Dentro de los 10 primeros días calendario del mes siguiente al trimestre, deben reportar que no han determinado la existencia de operaciones sospechosas.

- Dentro de los 10 primeros días calendario del mes siguiente al trimestre, deben reportar todas las transacciones de compra y venta de divisas en efectivo, denominadas en divisas o su equivalente en pesos, o en otras monedas, de cuantía igual o superior a USD 200.

- Dentro de los 10 primeros días calendario del mes siguiente al trimestre, deben reportar todas las transacciones de compra y venta de divisas en efectivo, denominadas en divisas o su equivalente en pesos, o en otras monedas, que se realicen durante el trimestre por parte de una misma persona natural o jurídica y cuya cuantía sea igual o superior a USD 1000.

- Dentro de los 10 primeros días calendario del mes siguiente al trimestre, si es el caso, deben realizar un reporte de ausencia de transacciones en efectivo.

- El incumplimiento a las obligaciones señaladas dará lugar a multas y sanciones administrativas.

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad."

Acto seguido, el Presidente solicitó al Secretario presentar las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas, las cuales están contempladas en el balance y estado de resultados del ejercicio enero-junio 2007 y cuyo detalle aparece en la nota # 24.

En ese momento el apoderado del Banco de Occidente propone a la asamblea no dar lectura a las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas, contempladas en el balance y estado de resultados del ejercicio enero-junio 2007 y cuyo detalle aparece en la nota # 24, ya que las mismas han estado a disposición de los accionistas con 15 días hábiles de anticipación a la reunión, y a cada uno de los presentes se le entregó un paquete que contiene las notas

Los accionistas presentes por unanimidad aprueban obviar la lectura de las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas.

4.2. LECTURA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUALES Y CONSOLIDADOS AL 30 DE JUNIO DE 2007 Y DE LOS ESTADOS DE RESULTADOS CORRESPONDIENTES.

El Presidente solicitó dar lectura al balance, el estado de pérdidas y ganancias, y sus anexos y demás estados financieros, correspondientes al ejercicio comprendido entre el 1o. enero y el 30 de junio de 2007 los cuales fueron repartidos a todos los accionistas asistentes, se informa además que tales documentos estuvieron a su disposición en las oficinas de la Administración de la Corporación Financiera Colombiana S.A. con antelación de quince (15) días hábiles a la fecha de la presente Asamblea para que los accionistas ejercieran el derecho de inspección de que trata el Artículo 447 del Código de Comercio.

El Secretario informó a la Asamblea que el apoderado del Banco de Bogotá propone a los accionistas obviar la lectura a los balances, estado de pérdidas y ganancias, y sus anexos, teniendo en cuenta que los documentos han estado a disposición de los accionistas con 15 días hábiles de anticipación a la reunión, que a cada uno de los accionistas presentes se le entregó un paquete que contiene toda la información sobre el tema.

Los accionistas presentes por unanimidad aprueban obviar la lectura al balance, el estado de pérdidas y ganancias, y sus anexos y demás estados financieros, correspondientes al ejercicio comprendido entre el 1o. enero y 30 de junio de 2007.

A continuación se transcriben los Balances General Comparativo y Consolidado y los Estado de Pérdidas y Ganancias correspondiente al ejercicio 1o. de enero y 30 de junio de 2007:

NOTA: Las Notas al Balance y al Estado de Pérdidas y Ganancias, los demás estados financieros y los anexos, constituyen anexo de la presente acta, el cual reposa en los archivos de la Corporación.

4.3. LECTURA DE LOS INFORMES QUE RINDE EL REVISOR FISCAL ACERCA DE LOS BALANCES AL 30 DE JUNIO DE 2007 Y DE LOS ESTADOS DE RESULTADOS.

La Doctora Alba Lucía Guzmán Lugo, Revisora Fiscal Suplente de la Corporación dio lectura a los informes que rinde la Revisoría Fiscal de los Estados Financieros de la Corporación y a los Estados Financieros Consolidados:

"INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.

He auditado los balances generales de CORPORACION FINANCIERA COLOMBIANA S.A. al 30 de junio de 2007 y 31 de diciembre de 2006 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivos por los semestres terminados en esas fechas. Tales estados financieros son responsabilidad de la administración de la Corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Financiera de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si lo estados financieros están libres de errores significativos. Una auditoria de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente la situación financiera de la CORPORACION FINANCIERA COLOMBIANA S.A. al 30 de junio de 2007 y 31 de diciembre de 2006, los resultados de sus operaciones, los cambios en su patrimonio, y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 30 de junio de 2007 y 31 de diciembre de 2006, informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, y la adopción del Sistema de Administración de Riesgos de Mercado – SARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas

adecuadas de control interno y de conservación y custodia de sus bienes y de los terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

Según lo indicado en la Nota 3, en cumplimiento de lo establecido en la 1111 de 2006, Corficolombiana imputó por concepto de impuesto al patrimonio $3.071 millones contra la cuenta Revalorización del Patrimonio y $7.078 millones contra gastos del período.

OSCAR DARIO MORALES R.
Revisor Fiscal
Tarjeta Profesional N° 3822-T
Miembro de Deloitte & Touche Ltda.
30 de Julio de 2007."

"INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACIÓN FINANCIERA COLOMBIANA S.A.

He auditado los balances generales consolidados de CORPORACION FINANCIERA COLOMBIANA S.A. y sus filiales, al 30 de junio de 2007 y 31 de diciembre de 2006 y los correspondientes estados consolidados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas. Tales estados financieros consolidados son responsabilidad de la administración de la Corporación y fueron preparados de conformidad con principios de contabilidad generalmente aceptados en Colombia e instrucciones contables impartidas por la Superintendencia Financiera de Colombia.

La Corporación Financiera consolidó al 30 de junio de 2007 y al 31 de diciembre de 2006 con las filiales indicadas en la Nota 1 y los efectos se explican en dicha Nota. Los estados financieros de tales filiales fueron auditados por otros revisores fiscales y auditores externos, cuyos informes me fueron suministrados. Por lo tanto, mi opinión sobre las cifras relativas de estas filiales incluidas en los estados financieros consolidados al 30 de junio de 2007 y 31 de diciembre de 2006, está basada únicamente en los informes de dichos revisores fiscales.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, en cuanto al cumplimiento de los criterios y procedimientos establecidos en la Circular Externa 100 del 24 de noviembre de 1995, capítulo X, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros consolidados antes mencionados, presentan razonablemente la situación financiera consolidada de CORPORACIÓN FINANCIERA COLOMBIANA S.A., y sus filiales al 30 de junio de 2007 y 31 de diciembre de 2006 y los resultados consolidados de sus operaciones, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres

terminados en esas fechas, de conformidad con principios de contabilidad generalmente aceptados en Colombia e instrucciones y prácticas contables establecidas por la Superintendencia Financiera de Colombia.

El revisor fiscal de Lloreda S.A. incluyó un párrafo de énfasis sobre negocio en marcha, indicando que a) los estados financieros han sido preparados sobre la presunción que la Compañía continuará funcionando como empresa en marcha, b) los resultados de la Compañía hasta la fecha, son inferiores a los estimados en las proyecciones financieras que sustentaron el acuerdo de reestructuración financiera con sus acreedores al amparo de la Ley 550 de 1999, pero la Compañía ha venido cumpliendo con los compromisos adquiridos en el acuerdo, el cumplimiento futuro de los mismos es necesario para continuar operando, y c) los estados financieros no incluyen los ajustes que pudieran surgir del desenlace de esta incertidumbre.

ALBA LUCIA GUZMÁN L.
Revisor Fiscal
Tarjeta Profesional No. 35265-T
Miembro de Deloitte & Touche Ltda.

28 de agosto de 2007."

4.4. LECTURA DEL ANEXO QUE CONTIENE LA INFORMACION EXIGIDA POR EL ARTICULO 446 DEL CODIGO DE COMERCIO EN SU NUMERAL 3º.

El Presidente solicitó al Secretario dar lectura al anexo que contiene la información exigida por el artículo 446 del Código de Comercio en su numeral 3º.

En cumplimiento a los ordenamientos del Artículo 446 numeral 3 del Código de Comercio, la Junta Directiva y el Presidente de la Corporación, informan a los señores accionistas que durante el ejercicio terminado el 30 de junio de 2007 se realizaron las siguientes erogaciones:

EROGACIONES	Monto en miles de pesos
Por salarios a directivos	$ 1,565,935.04
Por bonificaciones a directivos	$ 177,618.84
Por concepto de honorarios Junta Directiva	$ 87,200.00
Por concepto de honorarios a Asesores Independientes	$ 1,646,830.97
Por concepto de gastos de viaje	$ 205,938.24
Las donaciones realizadas por la Corporación	$ 1,207.50
Por concepto de publicidad y propaganda	$ 865,708.87
Relaciones públicas	$ 87,316.50
Transportes	$ 150,711.08
Depósitos de Corficolombiana en el exterior	67,364,897 $ 132,073,986.10
Obligaciones en moneda extranjera	15,092,144 $ 29,589,808.06

INVERSIONES EN EMPRESAS

SECTOR	VALOR EN LIBROS
AGRO	112,703
FINANCIERO	203,895
CONCESIONES	195,924
GAS	526,144
ENERGIA	208,926
HIDROCARBUROS	38,412
HOTELES	109,188
INDUSTRIAL	34,909
CONSUMO	21,417
INMOBILIARIO	33,704
MADERA	50,421
MINERIA	36,382
TECNOLOGIA	4,789
TOTAL	**1,576,816**

CAPITAL	# Acciones	Valor en pesos
Capital Autorizado	171,500,000	$ 1,715,000,000.00
Capital por Sucribir	6,118,262	$ 61,182,620.00
Capital Suscrito y Pagado	165,381,738	$ 1,653,817,380.00

4.5. LECTURA DE LA INFORMACION EXIGIDA POR LA CIRCULAR No. 007 DE 1996 DE LA SUPERINTENDENCIA BANCARIA.

De conformidad con lo establecido en la Circular Externa No. 007 de 1996 emitida por la Superintendencia Bancaria (hoy Superintendencia Financiera) y en razón a las funciones propias del Comité de Auditoria, el Secretario procedió a dar lectura de las principales actividades llevadas a cabo por este comité durante el período enero-junio del año 2.007:

"INFORME DE LA JUNTA DIRECTIVA SOBRE LABORES DEL COMITÉ DE AUDITORIA

Bogotá D.C., 18 de julio de 2007

Señores
Accionistas
Corporación financiera Colombiana S.A.
Bogotá.

Atendiendo lo estipulado en la Circular 052 de 1998 emitida por la Superintendencia Bancaria de Colombia, hoy Superintendencia Financiera de Colombia, la Junta Directiva presenta a continuación el informe de actividades realizadas por el Comité de Auditoria durante el primer semestre del año 2007.

1. La Junta Directiva en su sesión del 26 de julio de 2006, según acta No. 1575 nombró como miembros del Comité de Auditoria a las siguientes personas:

   - Gerardo Silva Castro
   - Jorge Iván Villegas Montoya
   - Alvaro Jesús Velásquez Cock.

2. El Comité de Auditoria como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación efectuó reuniones el día 14 de febrero de 2007, donde se analizaron, entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

k) Análisis de los estados financieros y dictamen del Revisor Fiscal, sobre estados financieros a diciembre de 2006.
l) La cartera por calificación a enero de 2007.
m) El Comité supervisó la adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los controles necesarios para evitar que la Corporación no sea utilizada como instrumento para la realización de actividades ilícitas.
n) Supervisó las funciones y actividades de Contraloría en aspectos tales como:
   - ✓ Presentación de la planeación de Contraloría para el año 2007, elaborada de acuerdo con los riesgos de la Corporación, donde se incluye las actividades de Auditoria Interna y Auditoria de Sistemas.
   - ✓ Informes de evaluación de Auditoria a las diferentes áreas, productos y filiales de la corporación.
   - ✓ Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
   - ✓ Estadísticas de seguimiento y control con base en la planeación.
o) Revisó los oficios recibidos de la Superintendencia Financiera de Colombia. con sus correspondientes respuestas y seguimiento a su mejoramiento.
p) Adelantó revisión a los informes presentados por el Oficial de Cumplimiento a la Junta directiva, con el fin de verificar la suficiencia de los mismos en cuanto a que existan los controles necesarios para evitar que la Corporación sea utilizada como instrumento para la realización de actividades delictivas.
q) Planeación de la Revisoría Fiscal para el año 2007.
r) Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.
s) Se analizaron y evaluaron las actas del Comité del GAP.
t) En el Comité de 14 de febrero de 2007, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.
- Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.

- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoria Interna y Auditoria de Sistemas.
- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.
- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.
- Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité.

Cordialmente,

JUNTA DIRECTIVA"

4.6. CONSIDERACION POR PARTE DE LA ASAMBLEA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUAL Y CONSOLIDADOS AL 30 DE JUNIO DE 2007 Y SUS CORRESPONDIENTES ESTADOS DE RESULTADOS.

Antes de someter los estados financieros a consideración de los Accionistas, el Secretario informó que mediante Oficio No.2007045960-003-000 de fecha 29 de agosto de 2007 suscrito por el doctor Rodolfo Cifuentes Bustos, Director de Supervisión Institucional para Intermediarios Financieros Dos la Superintendencia Financiera estima que se pueden someter a consideración de la Asamblea General de Accionistas los estados financieros de la Corporación y se autoriza su publicación.

El Presidente de la Asamblea Doctor Ospina, preguntó a los Señores Accionistas si aprobaban los Estados Financieros presentados a su consideración. Recordó a los administradores y empleados de la sociedad que de conformidad con el artículo 185 del Código de Comercio, no podrán votar los balances y cuentas de fin de ejercicio.

La Asamblea aprobó la siguiente proposición:

PROPOSICION No. 2

La Asamblea General de Accionistas de la Corporación Financiera Colombiana S.A.

RESUELVE:

Aprobar los Balances de Propósito General Individual y Consolidados al 30 de junio de 2007 y su correspondiente Estado de Resultados, así como el Informe de Gestión y los informes del Revisor Fiscal.

La anterior proposición fue aprobada con el voto favorable de la totalidad de los accionistas presentes.

5. DISTRIBUCIÓN DE UTILIDADES

El presidente de la asamblea solicitó al secretario dar lectura al proyecto de distribución de utilidades propuesto por la administración de la Corporación.

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
ENERO - JUNIO DE 2007

Utilidad antes de impuestos		$ 110,303,095,862.08
Menos: previsión de impuestos		5,040,000,000.00
Utilidad del ejercicio después de impuestos[1]:		105,263,095,862.08
Liberar reserva futuros repartos (No Gravable) [2]:		31,494,307,190.39
Liberar reserva futuros repartos (Gravable):		158,082,846,462.15
Utilidad a disposición de la Asamblea:		$ 294,840,249,514.62
Reserva sobre valoración de inversiones Dec 2336 /95	$ -	
Reserva para futuros repartos	$ 182,810,660,193.42	
Dividendo en efectivo de $677,4 por acción sobre las 154 884.915 acciones ordinarias y las 10.498.823 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a junio 30 de 2007. Este dividendo se cancelará en seis cuotas mensuales de $112,9 cada una, pagaderas dentro de los cinco primeros días de cada mes a partir del 1° de octubre de 2007 [3].	$ 112,029,589,321.20	
SUMAS IGUALES	$ 294,840,249,514.62	$ 294,840,249,514.62

[1] Del total de la utilidad del primer semestre de 2007 $87,307,039,219.0 no son gravados.

[2] Esta reserva se emplearía junto con la utilidad no gravada para la distribución de dividendos.

[3] La totalidad de los dividendos a repartir no son gravados.

El Presidente preguntó a los accionistas si aprobaban el anterior proyecto de distribución de utilidades, la asamblea por unanimidad de los presentes aprobó el proyecto de distribución de utilidades.

6. AJUSTES HONORARIOS DEFENSOR DEL CLIENTE

El Presidente solicitó al secretario informar sobre este punto del orden del día. El Secretario informó que el contrato suscrito con la firma Defensoria del Cliente Laguado Giraldo Ltda, prevé un ajuste anual correspondiente al IPC del año inmediatamente anterior.

Durante el año 2006 los honorarios fueron de $700.000 más IVA, no obstante en la asamblea del pasado marzo se propuso a la Asamblea unos honorarios de $500.000 mensuales más IVA, por una inconsistencia en la propuesta del Defensor, siendo la suma correcta $731.000 más IVA.

En consecuencia se propone a la asamblea autorizar los honorarios para el año 2007 por valor mensual de $731.000 más IVA por las tres (3) primeras reclamaciones, y una suma de $ 146.000 más I.V.A, por cada reclamo adicional, con el reajusta del IPC para el año 2008; dejando constancia de conformidad con lo dispuesto en el artículo 98 del Estatuto Orgánico del Sistema Financiero, que la Corporación hará las apropiaciones para el suministro de recursos humanos, equipos técnicos y de insumos destinados para el desempeño de las funciones de la Defensoria del Cliente que será asumido directamente por la firma Laguado Giraldo Ltda.

El Presidente sometió a consideración de la asamblea la anterior propuesta, la cual fue aprobada por unanimidad de los presentes.

7. PROPOSICIONES Y VARIOS

El presidente solicitó al secretario informar si se presentaron proposiciones o varios por parte de los asistentes.

El secretario informó que no se presentaron proposiciones ni varios por parte de los asistentes, pero la administración de la sociedad quiere presentar en este punto las donaciones realizadas por la

sociedad en el ejercicio con corte 30 de junio de 2007, para que las mismas sean ratificadas por la Asamblea.

El Secretario Informó que las donaciones consistieron en equipos de cómputos a favor de Educar por valor en libros -$0-, por estar totalmente depreciados y la obsolescencia de los equipos, y a favor de la Fundación El Cottolengo del Padre Ocampo la suma de $1.207.500.

Adicionalmente la administración solicitó autorización a la asamblea para realizar donación a la Fundación Corficolombiana por valor de $100.000.000 para el segundo semestre de 2007.

El presidente solicitó a la asamblea ratificar y autorizar las anteriores donaciones las cuales fue aprobada por unanimidad de los presentes.

No habiéndose presentado ningún tema sobre este punto y no existiendo otros que tratar, siendo las 4:05 p.m. se levantó la sesión.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

FERNÁN BEJARANO ARÍAS
Secretario

COMISIÓN APROBATORIA DEL ACTA.

NESTOR PUPO BALLESTAS

CESAR REYES ACEVEDO

FILE No. 823437

RECEIVED
2007 NOV -5 A 5:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MINUTE No. 065

In the city of Bogota, D.C., on August 30th, 2007, at 3:00, at Calle 26A No. 13A -10 Salón Conquistadores A , CFC's Common General Assembly Meeting was held, with previous convoking, pursuant to Article 31 of the By-Laws, through an announcement published on La Republica newspaper , issues number 17.829 dated July 31, 2007 and on El Pais newspaper on the same date.

The text of the notice of the meeting was the following:

THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.
IS HEREBY CALLING:

The common shareholders and the non-voting preferred dividend shareholders to the SHAREHOLDERS' EXTRAORDINARY GENERAL ASSEMBLY MEETING to be held on October 1, 2007, at 3:30 p.m. at Carrera 7 No.26-20 piso 34 in the city of Bogota.

The proposed order of the day for this meeting shall be the following

1. Reading of the Order of the Day.
2. Quórum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Study and approval of the Merging Agreement between Corporación Financiera Colombiana S.A. and Proyectos de Energia S.A., and exercise of the removal right under the terms of the law..
5. Authorization by the Legal Representative to carry out all the acts and obtain all the required authorizations to formalize the merging and complete all the necessary proceedings, with full powers, for formalize it, record it and other required acts..

The Shareholders who may not personally attend the Assembly Meetings are kindly requested to appoint proxies to represent them through a written communication sent to the Corporation's President, indicating the proxy's name, the name of the individual the proxy represents, the individual to whom he may substitute his power, and the certificate of existence and legal representation, in case of corporations.

The documents required by the law shall be available to the shareholders at the Corporation's Secretary's Office, within fifteen days following the assembly meeting.

PEDRO NEL OSPINA SANTA MARÍA
President

Bogota, September 7, 2007

The Assembly unanimously appointed Mr. PEDRO NEL OSPINA SANTA MARIA, as President of the meeting, and Mr. FERNAN IGNACIO BEJARANO ARIAS, acted as Secretary, pursuant to the article 29 of the By-laws.

The secretary informed the following:

(i). Through written communication recorded under No. 2007045960-000-000 dated August 1, 2007, the Financial Superintendency was informed about the notice of the assembly meeting.

(ii). All the documents required by the law were available to the shareholders at CFC's main office within the legal term.

(iii). Pursuant to precise management instructions, Resolution 116 dated February 27, 2002 from the Financial Superintendency (former Superintendencia de Valores) has been observed, related to the transparency, independence and equity, to be observed by the entity's legal representatives and officials, at the notice of the meeting and during the development of the shareholders' general assembly meeting.

1. QUORUM VERIFICATION

The Secretary said that 115,491,697 common shares and 154,884,915 subscribed and paid in shares were present, accounting for 74.56% common shares and 93.65% of the subscribed and paid in shares as follows:

Common Shares

SHAREHOLDERS	# SHARES	REPRESENTED
BANCO DE BOGOTA	61.617.503	Néstor Pupo Ballestas –Apoderado
BANCO DE OCCIDENTE	21.997.603	Cesar Reyes Acevedo - Apoderado
BANCO POPULAR	9.059.951	Jacinto Luna Molina-Apoderado
FONDO DE CESANTIAS PROTECCION	145.053	Alberto Marín Chaux-Apoderado
FONDO DE PENSIONES PROTECCION	380.146	Alberto Marín Chaux-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCI	11.880.925	Alberto Marín Chaux-Apoderado
FONDO DE CESANTIAS SANTANDER	327.680	Ana María Lizarazo-Apoderado
FONDO DE PENSIONES SANTANDER	3.362.388	Ana María Lizarazu-Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	10.730	Ana María Lizarazu-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	3.095.102	Ana Marcela Florez Segura-Apoderado
FONDO DE CESANTIAS PORVENIR	1.646.871	Ana Marcela Florez Segura -Apoderado
KNEPPER AFANADOR ROBERTO	116.456	Personal
COREX S.A.	488.026	Rafael Ordóñez Lombana-Representante Legal
COMPAÑÍA DE SEGUROS BOLIVAR	243.655	Carlos Castro Leal – Apoderado
CAPITALIZADORA BOLIVAR	40.255	Carlos Castro Leal- Apoderado
FONDO DE SEGURIDAD BOLIVAR	353.364	Carlos Castro Leal-Apoderado
SERGIO MESA SALDARRIAGA	134.613	Jose Fernando Restrepo Jaramillo-Apoderado

MANFREDO SOTO ESTRADA	89.100	Personal
JOSE RICARDO RODRIGUEZ MESSIER	121.013	Personal
NORMA LUCIA GOMEZ DE SOTO	55.378	Personal
SERRANO GOMEZ Y CIA. S.EN C.	137.337	Leopoldo Cortés Ortiz – Representante Legal Suplente
PASTEURIZADORA SANTANDEREANA DE LECHES S.A.	188.548	Leopoldo Cortes Ortiz- Representante Legal -Suplente
Total Acciones	**115.491.697**	

Non-Voting Preferred Dividend Shares

The following non-voting preferred dividend shareholders were present:

SHAREHOLDERS	# SHARES	REPRESENTED
FONDO DE CESANTIAS PROTECCION	142.687	Alberto Marín Chaux-Apoderado
FONDO DE PENSIONES PROTECCION	6.298	Alberto Marín Chaux-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCI	136.409	Alberto Marín Chaux-Apoderado
FONDO DE CESANTIAS SANTANDER	92.709	Ana María Lizarazo-Apoderado
FONDO DE PENSIONES SANTANDER	335.517	Ana Maria Lizarazu-Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	27.134	Ana Maria Lizarazu-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	1.756.416	Ana Marcela Florez Segura-Apoderado
FONDO DE PENSIONES VOLUNTARIAS PORVENIR	739.017	Ana Marcela Florez Segura-Apoderado
FONDO DE CESANTIAS PORVENIR	259.716	Ana Marcela Florez Segura -Apoderado
KNEPPER AFANADOR ROBERTO	23.219	Personal
COREX S.A.	78.893	Rafael Ordóñez Lombana-Representante Legal
COMPAÑÍA DE SEGUROS BOLIVAR	44.126	Carlos Castro Leal – Apoderado
CAPITALIZADORA BOLIVAR	49.098	Carlos Castro Leal- Apoderado
FONDO DE SEGURIDAD BOLIVAR	28.399	Carlos Castro Leal-Apoderado
SERGIO MESA SALDARRIAGA	41.429	Jose Fernando Restrepo Jaramillo-Apoderado
MANFREDO SOTO ESTRADA	428.954	Personal
JOSE RICARDO RODRIGUEZ MESSIER	321.758	Personal
NORMA LUCIA GOMEZ DE SOTO	6.070	Personal
JACINTO LUNA MOLINA	4.434	Personal
Total Acciones	**4.522.283**	

Under the previous conditions, sufficient quorum to decide and deliberate was present. Mrs. Alba Lucia Guzman Lugo, Alternate Statutory Auditor and Mr. Alfonso Rodriguez Azuero, Executive Vicepresident were also present.

2. READING AND APPROVALOF THE ORDER OF THE DAY

The President submitted to the consideration of the Assembly the following order of the day that was unanimously approved by all the attendants:

1. Quorum verification
2. Reading and approval of the order of the day
3. Appointment of a commission to approve the minute.
4. Management report, financial statements as of June 30, 2007, statutory auditor's report and approval.

    4.1. Management report of the board of directors and the president submitted to the shareholders common general assembly meeting of the January-June 2007 period.

    4.2. Reading of the individual and consolidated general purpose balances as of June 30, 2007, and the related financial statements.

    4.3. Reading of the statutory auditor's report on the June 30, 2007 balances and statement of results.

    4.4. Reading of the annex containing the information required by article 446 of the commerce code paragraph 3.

    4.5. Reading of the information required by circular letter 007, 1996 from the financial superintendency (audit committee).

    4.6. Consideration by the assembly of the individual and consolidated general purpose balances as of June 30, 2007 and related statements of results.

5. Profit distribution project.
6. Adjustment of the customer counselor fees.
7. Propositions and miscellaneous topics.

3. APPOINTMENT OF A COMMISSION TO APPROVE MINUTE.

PROPOSITION No. 1

CFV's shareholders' Common General Assembly meeting, with the powers conferred by Article 36 of the By-laws,

RESOLVES:

To appoint a commission made up by Mr. NESTOR PUPO BALLETAS and CESAR REYES ACEVEDO to analyze and approve the minute on behalf of CFC's shareholders' general assembly, of today's meeting, August 31, 2007.

This proposal was unanimously approved by the attending shareholders.

4. MANAGEMENT REPORT, FINANCIAL STATEMENTS AS OF JUNE 30, 2007, STATUTORY´S AUDITOR REPORT AND APPROVAL.

4.1. SUBMISSION OF THE BOARD OF DIRECTORS AND THE PRESIDENT´S MANAGEMENT REPORT TO THE ASSEMBLY MEETING, OF THE JANUARY-JUNE 2007 PERIOD.

The president of the meeting asked the Secretary to read the Management report to the Board of Directors and the President of the entity. The Secretary said to the attending shareholders that Banco de Bogota´s proxy proposed the assembly to omit reading the management report, taking into account that the same had been available to the shareholders for fifteen working days prior to the meeting, and that each shareholder was handed a package containing the report, and mostly, taking into account that Mr. Ospina is going to make an exposition on the management report.

The attending shareholders unanimously approved to omit reading the Management report to the Board of Directors and the President.

Mr. Ospina began his presentation, that included the main aspects of the Management Report. Following is the complete text of the Management Report:"

MANAGEMENT REPORT

We present the shareholders for their consideration the Management Report of Corporación Financiera Colombiana S.A corresponding to the first semester of 2007. The report contains a brief description of the main economic events occurred during the activities of the Corporation, and an analysis of results obtained.

COLOMBIAN ECONOMY 2007

Macroeconomic Environment

In accordance with the last figures published by DANE, 2006 was the year with greater growth in the last 10 years. After presenting average annual growth rates below 4.0% in the 1980s and 1990s, Colombian economy seems to have opened the way to a new economic growth based on higher private investment levels.

Preliminary figures published for the first quarter of 2007 indicate the continuity of high growth levels registered by great contribution sectors as construction, industry and commerce. Notwithstanding, the main anticipated indicators of the economic activity in the country indicate a deceleration in the GIP growth rhythm from the second quarter of the year. A deceleration expected by the main economic analysts due to factors as the contracting monetary policy adopted by the Central Bank (Banco de la República) from April of the former year.

According with Cuentas Nacionales (National Accounts), figures published by DANE, available as of the first quarter of 2007, economy grew 8.0% during that quarter with respect to the same quarter of 2006, a rate higher in 2 points to the expectations of the main analysts who expected a growth near to 6% in the average during the quarter.

As aforementioned, with respect to offer, the construction sector surprised with great dynamism, and a growth of 28.3% compared to the same quarter of the former year. Industry and commerce also presented important growth rates of 14.6% and 11.2% respectively, and the manufacture sector was thus situated as the highest contributor to total growth with 2.2 percentage points to the GIP (Gross Internal Product) growth rate. The case of industry is the most important because it only grew 3.9% in 2005 and 10.8% in 2006. The consolidation of the reactivation of this sector is product of the higher confidence industrials show at present.

Continúa....

GIP main branches 2006 and 2007


GIP
Social Services
Financial Institutions
Transportation
Commerce
Construction
Industry
Electricity
Mine exploitation
Agriculture and cattle
8.0
0.2
4.9
9.8
11.2
28.3
14.6
3.9
-0.9
1.7
2007*
2006
-10
0
10
20
30
Annual Variation (%)

* Figures as of the first quarter of 2007.
Source: DANE, Corficolombiana estimates.

With respect to demand, positive news came from gross capital formation that showed an annual growth of 31.8% and contributed with 7.1 points to total growth during the first quarter. This aspect greatly assures sustainability of the present economic expansion process. Nevertheless, exportations continue to take away points from growth (3.6 points) because part of the internal demand has been satisfied through growing importations.

Contribution to growth of the GIP


12%
8%
4%
0%
-4%
Percentage Points
3.4
4.0
-2.7
5.6
4.6
-3.3
7.1
4.5
-3.6
2005
2006
2007*
Consumption
Investment
Net Exportations

* Figures as of the first quarter of 2007.
Source: DANE, Corficolombiana estimates.

Given present economic growth levels, recent behaviour of unemployment rate has been surprising. Although from the beginning of 2003 unemployment rate has showed a decreasing trend (national total), from 15.7% in December 2002 to 11.4% in June 2006, during the second half of the former year unemployment levels showed an increase reaching 12.1% in January 2007. Since then, unemployment rate has stabilised in levels near to 12%.

Continúa....

Total national unemployment rate – mobile average 12 months


16
15
14
13
12
11
10
%
15.7
12.0
May-02
Nov-02
May-03
Nov-03
May-04
Nov-04
May-05
Nov-05
May-06
Nov-06
May-07

Source: DANE – ECH

In the inflationary process, after a favourable behaviour of the CPI (Consumer Price Index) during 2006, the first months of 2007 characterised by a strong jump in total annual inflation mainly guided by an important increase in food prices and pressures derived from domestic demand. In effect, total inflation reached 6.26% in April, nearly 1.8 points over the highest limit of the objective range established by the Central Bank (Banco de la República) for this year. Nevertheless, since May an adjustment in total inflation has appeared, generated by less pressure on food prices and the remainder effects of an interest rate increase of economy on private consumption, which fact has been able to limit inflationary pressures derived from demand.

National Consumer Price Index total and without food


9%
8%
7%
6%
5%
4%
3%
Anual Variation
Total
Without food
Jun-01
Jan-02
Aug-02
Mar-03
Oct-03
May-04
Dec-04
Jul-05
Feb-06
Sep-06
Apr-07

Source: DANE.

As a response to inflationary pressures, Banco de la República has increased the intervention rate in 300 basic points from April 2006, thus at present this rate is of 9.0%. In the same period, as a response to the increase, the DTF has showed an increase of 250 basic points, mainly concentrated in the second quarter of the year (and supported by the imposition of a marginal cash reserve on the different types of

Continúa....

deposits of the financial system). Finally, due to the remainder of the transmission of interest rates, consumer credit rate began presenting a rising trend since May.

Consumer credit placement rate


27
25
23
21
19
17
Rate (%)
21.6
07-Jan-05
01-Apr-05
24-Jun-05
16-Sep-05
09-Dec-05
03-Mar-06
26-May-06
18-Aug-06
10-Nov-06
02-Feb-07
27-Apr-07

Source: Banco de la República.

Local Markets

Local assets (public debt, corporate debt and stock) did not perform well: de-valorisations of public debt and stock and a slight valorisation of corporate debt, all together with a strong devaluation of the Peso vs the American Dollar in the period. Behaviour of domestic markets during the first three months of the year is mainly explained by internal factors. Total inflation behaviour during this period strengthened expectations of greater increases in the intervention interest rate by Banco de la República and thus correction of local asset prices.

Local Assets - 2007


105
100
95
90
85
80
2-Jan-07 = 100
IDP
IDC
IGBC
COP/USD
02-Jan-07
18-Jan-07
02-Feb-07
19-Feb-07
06-Mar-07
22-Mar-07
10-Apr-07
25-Apr-07
11-May-07
29-May-07
14-Jun-07
03-Jul-07

Source: Stock Exchange Colombia (BVC), Superintendence of Finance and Corficolombiana.

Continúa....

During the second quarter local interest rate panorama cleared up and domestic markets showed important corrections. Thus, as it appears in the following table, in the first quarter of the year Colombian stock has lost 4.7% and public debt 1.0% whilst corporate debt and the Peso have reached valorisations of 3.2% and 12.5% respectively.

Local assets - 2007

	Public Debt	Corp. Debt	SEGI	COP (in USD)
1st semester 07	-1.0%	3.2%	-4.7%	12.5%
1st semester 06	-5.8%	-2.5%	-19.5%	-12.9%

Source: Colombian Stock Exchange BVC, Superintendencia Financiera y Corficolombiana.
(SEGI- Stock Exchange General Index)

In general terms, volatility of fix and variable income domestic markets has been low if compared with the high volatility observed around the middle of 2006. Nevertheless, different from the other markets, the exchange market has recorded an increase in its volatility during the last months as a consequence of the high level of uncertainty on the internal and external panorama. During the first months of the year, uncertainty on monetary policy decisions to be adopted by the Central Bank in the short term was more important. Additionally, expectations on greater Dollar flows towards the country generated strong pressures to Peso appreciation. Notwithstanding the strong discretional intervention of the Issuing Bank in the exchange market during the first three months of the year, the Peso valued/appreciated significantly reaching valorisations higher 15% during the year elapsed.

Daily volatility of the Dollar quotation



1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
30-Jan-06
13-Mar-06
27-Apr-06
12-Jun-06
28-Jul-06
12-Sep-06
25-Oct-06
11-Dec-06
26-Jan-07
9-Mar-07
25-Apr-07
8-Jun-07

Source: Corficolombiana.

Afterwards, Banco de la República abandoned discretional intervention in the market and at the beginning of May adopted measures tending to limit Dollar speculative flows to the country: the deposit for external debt (40%) was re-established and a limit to the levered position of derivative operations of financial intermediaries was enforced (500% of their technical equity). Through these two measures, Banco de la República was able to limit one of the mechanisms being used by some agents to pressure the Peso appreciation: external debt covered with exchange rate forwards with very low implicit devaluations or also negative devaluations.

Continúa....

During the second quarter a correction in the quotation began to be observed due to external factors. Figures published in the United States during June and July again generated fear for greater inflationary pressures derived from the consumption growth rhythm. Thus, expectations for an eventual cutting of the intervention interest rate of the Federal Reserve vanished away and some analysts began talking again about interest rate increases during the second half of the year. Thus, the main currencies of the region (Brazilian Real and Mexican Peso) reverted their trend to appreciation and consequently the Colombian Peso presented a similar behaviour, reaching levels near to 2,000 Pesos during the second half of the year.

Currencies of the region



110
100
90
80
01-Jan-07 = 100
Jan-07
Jan-07
Feb-07
Feb-07
Mar-07
Apr-07
Apr-07
May-07
May-07
Jun-07
Jul-07
MXN Pesos
Braz Real
COL Peso

Source: Bloomberg

Financial sector

A strong growth of disbursements and the loan portfolio continued during the first months of 2007. With figures as of May, the balance of the commercial credit portfolio had grown 26.6% per annum and the balance of the micro-credit portfolio at a rate of 31.6% per annum. On the other hand, the consumption credit portfolio balance, although it maintains high growth rates, has shown a de-acceleration in its growth rhythm as a consequence of the increase of the consumption credit interest rate. Whilst at the end of 2006 the consumption credit portfolio grew nearly 50%, from March 2007 growth rhythm has stabilised and grows at present at 46.6%.

Continúa....

Loan Portfolio


Anual Variation%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
Commercial
Consumption
Mortgage
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07

Source: Superintendence of Finance.

As the main analysts and Banco de la República indicated by the end of the former year, this elevated growth rhythm of disbursements and balances, especially in the case of the consumption credit, implies an important medium term risk, because the disposition of the banks to offer loans at such high rhythm does not allow a deep evaluation of the credit. In effect, during the recent months an increase in the portfolio quality traditional indicator has been observed in the case of the consumption portfolio. Nevertheless, present levels are still relatively low.

Consumption credit portfolio traditional quality indicator


6%
5%
4%
3%
Mar-04
Jul-04
Nov-04
Mar-05
Jul-05
Nov-05
Mar-06
Jul-06
Nov-06
Mar-07

Source: Superintendence of Finance.

Perspectives second semester 2007

Economic perspectives for the rest of 2007 are positive. Although a lower growth rhythm is expected in economic activity, the expansion rate estimated by Corficolombiana of 5.9% continues to be higher than the average growth for the last two decades. Estimated de-acceleration obeys mainly to two

Continúa....

factors: on the one hand, the remainder impact (lag impact) of the increase in the intervention interest rate and active and passive interest rates of economy. Internal demand must reduce its growth rhythm as a consequence of a lower loan growth. On the other hand, it is expected that a de-acceleration of the economic activity in the United States continues during the second semester, guided by a deterioration of the real estate market and the lower growth rhythm of private consumption in that country. Thus, demand for importations from Colombia shall present a lower growth rhythm.

Inflationary pressures recorded during the first three months will continue losing strength. Important adjustments are then expected in the behaviour of the price general level due to a cooling of the internal demand. Annual inflation shall close near to the higher limit of the objective range established by Banco de la República in 4.5%.

With respect to the financial institutions sector, we hope that in the remaining months growth of the loan portfolio is maintained, although at a lower rhythm. Additionally, expected stability in domestic markets shall allow the sector to recover growth rates observed in former years, higher than 3%.

MAIN FIGURES OF THE CORPORATION

Equity and Solvency Report

The Corporation's equity as of June 2007 was of $1.511.049 Million, placing the Corporation in the fourth place of the total financial system, after the equity of Bancolombia, Banco de Bogotá and Davivienda banks.

Solvency report at the closing of the first semester of 2007 was 48.64%, 100% higher than the indicator recorded as of December 2006, of 24.32%.

Losses and Profits

The Corporation recorded as of the closing of the first semester of 2007, a net profit of $105.263 Million.



NET PROFIT
Amounts in Million Pesos
700,000
650,000
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
-50,000
223,083
114,547
558,278
105,263
Dec-05
Jun-06
Dec-06
Jun-07

Continúa....

During the first semester of 2007 the investment business was the main income generator through the dividend item and other income related with special operations; treasury andinvestment bank businesses are another important item of the result statement, although in a lower proportion. Sale of goods received in payment and fix assets continues to generate important revenues for the Corporation.

As of June 2007 the net operational result recorded a value of $76.397 Million.



NET OPERATIONAL RESULT
Amounts in Millions of Pesos
700,000
650,000
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
-50,000
186,693
107,382
548,274
76,397
Dec-05
Jun-06
Dec-06
Jun-07

During the first semester dividends for $71.877 Million were received in the capital investment business and a revenue for fees was recorded for $2.247 Million. Additionally an agreement was reached with Proyectos de Energía S.A. (PESA) company that gave as dation in payment Empresa de Energía de Bogotá stock making with this operation the total payment of the debt of PESA with the Corporation, thus releasing the portfolio provision and receiving interest and income associated with this loan, with a net revenue of $50.083 Million. The investment business generated for the Corporation a total of $122.453 Million in revenues during the first semester of 2007.

With respect to the treasury business, including portfolio valuation, trading and foreign currency market, it generated $40.016 Million in net revenues during the first semester of 2007.

The investment bank business participated in the net operational result with commissions for $4.263 Million.

Administration expenses reached the sum of $27.444 Million at the closing of the first semester of 2007, during which adaptations to the Corporation installations were finished. This situation affected the general expenses item.

The profit item for goods received in payment and fixed assets had a positive behaviour in the first semester of 2007 and recorded revenues of nearly $20.000 Million.

Continúa....

COMMERCIAL ACTIVITY

Marketing

During the first semester, a program for brand sustenance and remembrance took place through a national campaign in the main newspapers and specialised magazines. Institutional image adaptation continued for all its applications, looking for its unification in conformity with the corporate image manual.

The Corporation designed and organised different forums with the purpose of obtaining a positioning of the economic research area, as one of the main opinion formers on the issue. Also, as traditionally, we participate and sponsor great impact national and regional character events as those developed by ANIF, Cámara Colombiana de Infraestructura and Latin Finance, among others.

Private Bank

During the first semester of 2007, we worked on the consolidation of the commercialisation of the investment portfolio of the Corporation and its financial affiliates and in the commercialisation of new products that allow us to offer our clients a greater variety of investment options.

With respect to the fixed rate issue, the private bank unit at the closing of June 30th administered deposits in CDT (Time Deposit Certificates), both for the Corporation and for Leasing Corficolombiana, for an amount of $532.000 Million, greater in $30.000 Million to the former semester, equivalent to a growth of 12.1%. Work undertaken with respect to capture costs stands out: for the Corporation, 60 basic points under the institutional market cost and for the Leasing nearly 48 basic points less, with reference to the same market. These resources at present represent 48% of total deposits in CDT of the Corporation that at the closing of June 30th, 2007 recorded a value of $674.448 Million and 52% of the Leasing company resources.

With respect to the commercialisation of other fixed rate products and of variable revenue operations specifically done through the affiliate Casa de Bolsa Corficolombiana, behaviour has been positive. During the first semester of 2007 commissions for an amount of $ 373 Million were generated, higher by $169 Million, 82.4%, to the value generated during the second semester of the former year and that represent 75% of the commissions generated during 2006.

The private bank commercial force participated in the distribution among its customers of the Grupo AVAL and ISAGEN stock issues; results in both cases were positive and make ready the way for the work of the second semester of 2007, where very important placements are estimated for the primary market as ISA, where the Corporation is in charge of the structure and distribution, and that of ECOPETROL.

With respect to commercialisation of special common funds and voluntary pension funds, increase in interest types has reduced profitability of these investment vehicles in the last year what makes them little attractive for the private bank market segment. Notwithstanding the aforementioned, the average of deposits obtained for Fiduciaria Corficolombiana has remained stable, with resources from the entrepreneurial sector that use these vehicles as transactional tools to optimize the use of their short term liquidity surplus.

With regard to new products, we have been working on the dimensioning of the market for papers denominated in Dollars and in sophisticated investment vehicles as private capital funds.

Continúa....

CURRENCY DESK

Economic behaviour in the first semester generated a treasury low profitability environment. Notwithstanding in this period the Corporation's Currency Desk continued to be one of the leader participants in the markets. Its important presence within the scheme of Market Creators of the Ministry of Finance and Public Credit continues, occupying the 9th place in the general ranking as of June 2007, with a participation of 5.10% of the primary market and 9.07% of the secondary market (SEN).

In the foreign currency and derivatives market we continue having an important presence, not only with local customers, but also with international customers, who are operating in the Colombian market. At the closing of the first semester 2007, our derivatives portfolio Peso / USD amounted the sum of USD $ 1.805 Million, which means an increase of 48%, compared to December 2006. The participation of the Corporation in this market during the first semester of 2007 was 5.57%. In this period, the Corporation participation in the Spot market Peso/ USD was 15.11% (Based on the information as of May 2007).

As of the closing of the first semester of 2007, the fixed rate investments portfolio of the Corporation amounted to $1.011.308 Million; this represents a decrease of 2.24% with respect to the closing of December 2006. This decrease occurred specially during the first semester to reduce the market risk. Although positions have been taken in the second quarter, we do yet not see a stable panorama with regard to interest rates to increase our exposition.

For the second semester of 2007 the Corporation shall continue exploring other markets, mainly in derivatives, a market with growth potential, looking to invest the Corporation liquidity surplus more efficiently and maximize.

CAPITAL INVESTMENTS

The first semester of 2007 showed a production and demand expansion period favourable for the capital investment portfolio of the Corporation. As the economic growth figures of the first quarter support it, operational results of companies focussed on the internal market have been favourable during the months elapsed in 2007, and diversification of the investment portfolio of Corficolombiana has been able to balance the impact that the revaluation of the Colombian Peso has had in some companies with sales in Dollars.

The variable revenue portfolio of the Corporation is composed of investments in different economy sectors. The portfolio approach in the Infrastructure sector (Gas, Energy, Road Concessions and Water Treatment and Fuels), a strategic sector for the Corporation where it will continue investing due to its stable dividend flow and low return periods.

Continúa....

Composition of the variable revenue portfolio by sectors
At value in books June 2007
100% = $1.5 Billion


REAL ESTATE
CONSUMPTION
2%
INDUSTRIAL
2%
1%
MINING
2%
TIMBER
3%
TECHNOLOGY
0%
HOTELS
7%
AGRO
7%
HYDROCARBONS
2%
FINANCIAL
14%
ENERGY
14%
CONCESSIONS
12%
GAS

The accounting valuation of the consolidated portfolio of the Corporation as of June 30th, 2007 reached the amount of $1.539 billion Pesos, compared to the aggregate of $1.578 billion as of December 31st, 2006. Within the investments quoting in the Stock Exchange, the first semester of 2007 showed increases in shares of Tablemac (53%) Gas Natural (46%) and Banco de Occidente (4%). Notwithstanding in the same period shares of Mineros (-15%) and Promigas (-7%) were depreciated. Adecaña, Eternit, Ingenio La Cabaña and Textiles Espinal stock present no variation in the comparison period.

Corficolombiana began 2007 with an excellent performance in **revenue for dividends** generated by the portfolio companies, which in the first semester amounted $71,877 million, 36% higher than those of the first semester of 2006, discounting the extraordinary dividend paid by Concecol. The outstanding results of the term July-December 2006 in our road concessions, PISA (Proyectos de Infraestructura S.A.) and Coviandes/Epiandes, and in our leasing companies, (Leasing Corficolombiana and Leasing de Occidente) are reflected in the level of dividends that exceeded former results.

Leader companies in income generation are as follows, in their order: PISA, Promigás, Coviandes/Epiandes, Empresa Energía de Bogotá, Leasing Corficolombiana, and Hoteles Estelar, rmembering that dividends distributed by EEB were recorded indirectly by means of **other revenues** generated by PESA.

Operational Revenue Variable Income Investments	YEAR 2006	I SEM 2006	I SEM 2007
Dividends (*)	143,172	80,873	71,877
Valuation (**)	535,224	19,961	(6,042)
Profit in Stock Sale	25,128	350	(163)
Commissions	14,358	2,666	2,247
Difference in exchange (***)	(54)	(54)	10,590
Other (***)			38,510
Total investments	717,828	103,796	117,019

Continúa....

(*) For 1st SEM 2006 it includes Concecol extraordinary dividends for $28.000 million for sale of Corfivalle shares in 2005.
(**) Reduction in Investment Valuation in negotiable shares with high and medium marketability is explained by a price drop in the share of Mineros S.A.
(***)Income generation for Difference in Exchange and Others (Income for Interest) are related to the cancellation of liabilities of Proyectos de Energía S.A.

Among the important transactions made in the portfolio companies are, in the first place, liabilities cancellation of Proyectos de Energía S.A. (PESA), what prepares it for a subsequent transaction that will grant direct property to Corficolombiana of the Empresa Energía de Bogotá S.A. E.S.P shares.; second, the split of PISA to create a corporate name to participate in a bid for a road project, at present in winding up process after its social purpose disappeared; and third the re-structuring of the liabilities of Lloreda S.A., that grants this company a vital space to recover its structure.

On the other hand, in the first semester of 2007 the sale processes for participations of the Corporation were concluded in:

- Frigorificos Colombianos S.A. (Colfrigos): Sale of 45,2% of the company, the sale process was successful with a transaction for an amount of COP$ 3.432 MM and a sale profit of COP $ 338 MM. This transaction also prompted the sale of the piece of land owned by Promotora Inmobiliaria La Esperanza S.A. (PILA) where Colfrigos operates.
- Centro Motor S.A.: Sale of 10,62% of the company, the sale was possible making a term transaction for COP$ 582 MM, what will render a profit for sale of COP $ 182 MM.
- Valores Diaco S.A.: Sale of 0,14% of the company, the sale process was successful with a transaction for the sum of COP$ 91 MM and a sale profit of COP $ 43 MM.

INVESTMENT PORTFOLIOS

During the first semester of 2007, the Corporation through the Vice Presidency of Investment Portfolios continues to develop its two main jobs: the structuring and start up of Fondos de Capital Privado (FCP – Private Capital Funds) and the search for investment opportunities and/or investment rotation for the variable income portfolio of the Corporation.

Private Capital Funds

With regard to internal jobs in the area and the structuring and start up of Private Capital Funds (PCF), the Corporation, through the Vice Presidency of Investment Portfolios made progress in the following aspects:

Design of the internal structure of the area

As far as the start up of the PCFs, the Vice Presidency of Investment Portfolios together with Mckinsey & Company worked on the organisation of the new area in order to define the structure, roles and responsibilities, internal inter-relations and definition of key processes as follows:

- Structure design and key processes.
- Generation of operative and follow-up tools as a support for all processes.

Definition and structuring of Private Capital Funds (PCFs)

Organisation and structuring of the PCF continues with jobs as the following:

- **Generation of the subscription main contract:** Together with the counsellorship of Holguín Neira & Pombo, we worked during the first semester of 2007 in the generation of the main contract that allows the legal creation of PCFs, based on the requirements and regulations, so as to give investors and their administrative entities clear regulations for the operation of the funds.

- **Structuring of Private Capital Funds:** We continue working on the structuring of the following Funds:

    - **Infrastructure**: Based on this Fund we have developed the whole issue of generating a main contract. Additionally, we have worked in the search for and determination of possible investments for the Fund both nationally and internationally.

    - **Non productive Portfolio:** As part of the creation of this Private Capital Fund the Vice Presidency of Investment Portfolios together with an International Bank participated in the sale process of non productive assets organised by Central de Inversiones S.A. (CISA).

    - **Real Estate:** Work was done in order to study the different mechanisms to allow this fund to be a differentiator in the market, with the purpose of coming out of the specific line of a fund that obtains its profitability through rentals and valorisations. With regard to this issue, conversations have taken place with different market sectors intensive in real estate assets in order to structure new financing mechanisms through the fund.

    - **Long Term Crops:** the Vice Presidency of Investments, and Corporation affiliates with expertise in this issue have worked together in order to define and start new crops with sufficient size to be administrated by a PCF.

Promotion

We continue working in the programs designed by Colombia Capital that look for a new instrument within the securities market and encourage its development. At present work begins within the PCF industry, for events to take place to attract investors for the fund or possible receptors of the risk capital moneys the funds administrate. For this specific case the Vice Presidency of Investment Portfolios shall participate in these rounds to promote ongoing Fund initiatives.

Regulatory Scheme

During the first semester of 2007 we continued studying and making comments on the different regulation proposals presented by the Government in order to obtain a more adequate regulation scheme according with the administrators, investors and regulator needs, under international standards. The regulations that govern collective portfolios (including Private Capital Funds) is finally issued through Decree 2175 of June 12, 2007.

Rotation of the Portfolio

With regard to the rotation of investments for the variable income portfolio of the Corporation, during the first semester of 2007, the Investment Portfolio area together with the Investments area worked on issues related to the sale of participations in Colfrigos S.A., Centro Motor S.A. and Valores Diaco S.A., with the results explained in the segment corresponding to the administration of the investment business.

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INVESTMENT BANKING

During the first semester of 2007, Investment Banking of the Corporation maintained the business rhythm in the different products. The regional strategy has been consolidated and it now constitutes 20% of the business in the area.

Along the first semester of the year resources for more than $790 billion Pesos have been mobilised.

It is important to note the change experimented by the market in these months. The corporate debt market was closed during the second quarter of the year due to the high volatility of interest rates. On the other hand, reduction of economy liquidity and measures taken by the government to increase cash reserves and provisions for the banks, has began to produce significant increases in interest rates that may affect placement of syndicated loans in the near future.

The main businesses executed during the first semester of 2007 were as follows:

Structuring and placement of Securities in the Capital Market. The following issues were structured: Stock Issue of Grupo Aval for $376 billion, Colombina ordinary bond issue for $50 billion and Coviandes ordinary bond issue for $47.7 billion.

Syndicated Credits. The following syndicated credits were structured and distributed during the months of the year elapsed: Fundación Mundial de la Mujer Bucaramanga for $35 billion and Intecplast for $12.5 billion.

Mergers and Acquisitions. During the months elapsed of 2007 the valuation and alienation of Thomas Greg & Sons stands out for an amount of $ 60 billion Pesos and the business sale of a leader company in one of the most important sectors of the country, name and sector we do not disclose due to confidentiality agreements, for a total amount of U$ 99 billion Dollars.

Finally, the Economic Research Area has developed new analysis and opinion tools through markets and stock analysis. Important to mention is the launching of three reports: a special report on the pharmaceutical sector, a public debt report – perspectives 2007 and an investment recommendations report. The Corporation co-sponsored and cooperated with the Latin Finance event called "The Andean and the Investment Forum" and a report "Conditions for Investment in Latin America" was distributed, all with the support of the Economic Research area.

MANAGEMENT OF REAL ESTATE

During the first semester of 2007 new goods as dation in payment for the sum of $ 413,5 million entered the Corporation compared with the sale of these assets for an amount of $18.985.8 million including restored goods and the balance of dations decreased from $ 69.590,6 million in December 31st, 2.006 to $ 51.569 million in June 30th, 2007.

A total of $ 30.410,7 million were sold including Goods Received in Payment, restored real estate, real estate in investment trusts and fixed assets not used in the operation. These sales left a positive impact in the Profit and Loss Statement of $ 18.654,1 millions.

In order to make these sales the Corporation continued with the different sales channels among which are Grupo Aval – Viviendas Planificadas S.A., Valora S.A and Gerencia Nacional de Inmuebles that directly and/or through external intermediaries achieved the highest volume in sales.

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RISK ADMINISTRATION

Credit Risk Administration System (SARC)

Given that at present the Corporation has no portfolio in its balance, the SARC of Corficolombiana had served as the base in the business analysis of the lines currency desk businesses, investments in the real sector, investment banking and portfolio administration.

Market Risk

Control structure as a main principle has the adequate function segregation in front, middle and back office activities.

There are adequate technological resources for the control and monitoring of treasury risks, particularly measurement of market risks and valuation of fixed revenue investment portfolios and foreign currency.

The Corporation has an on-line module that allows control of risk positions per portfolio, as well as compliance with authorised policies on maximum terms. Additionally, the Middle Office produces daily reports on compliance with the limits, and submits a monthly report to the Board of Directors on the issue.

A committee also exists with members of the Board of Directors; this committee meets to make decisions on the portfolio when important market movements that affect results occur.

These tools allow the adequate management of risks inherent to the treasury business. In the same way, investment has been made for training of personnel dedicated to the risk management task and there is an adequate and enough structure.

Liquidity Risk

Liquidity risk management is supported in the compliance of External Circular Letter 042 dated September 27, 200.

In the ALCO Committee (Assets and liabilities Committee), the weekly flow is reviewed to determine the Corporation liquidity profile both for the current and the following weeks. In the same way, there are short term and long term internal indicators with limits established and monitored monthly by the Board of Directors, a detail of which appears in the notes to the financial statements and that allow an adequate management of this risk.

Credit Risk

This risk is managed, particularly in the treasury business, through the approval of quotas distributed in different categories depending on the type of product and that may be combined in certain events according with the explanation in the notes to the financial statements.

In order to guarantee and monitor the compliance with these quotas, the Corporation has tools as the system on-line limit module where treasury operations are recorded and additionally, it is complemented with the counterparty limit module of transactional systems that are also managed by the risk area.

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There are internationally accepted technical methodologies for the assignment of limits both for the financial sector entities and the non financial sector entities.

Operation Risk

CORFICOLOMBIANA has defined as an operational risk, those losses caused by faults or weaknesses in the processes, in the persons and in internal systems, or due to external events.

The most important improvements with respect to operation risk made in the first semester of 2007 are as follows:

- A methodology was applied for the identification, measurement, control and monitoring of operation risks in all company processes: of the mission, strategic and of support. As of the closing of June 30 identification and risk measurement steps were complied with.

- The presence institutional training program continued. As of June 30 95% of the personnel had been trained. Additionally the Corporation develops at present a virtual training project with the company COGNOS ON LINE that will be integrated to the institutional induction program.

- The construction of the Operational Risk Data Base was finished. With the support of the Technology area a WEB environment application was developed. This application shall allow capture, follow-up and consultation of operational risk events present in the organisation.

- The Board of Directors was presented with the operational risk policy manual that was approved.

- With regard to the Business Continuity Plan, the Corporation hired the services of DELIMA MARSH to build its Business Continuity Plan (BCP) with scope to the Disaster Recovery Plan (DRP). The project is in its closing stage of the Business Impact Analysis.

Finally, the Superintendence of Finance issued External Circular Letter 041 of June 2007, incorporated in chapter XXIII of Accounting and Financial Basic Circular Letter. This Circular Letter establishes basis and minimum features to be implemented by the entities for the development of a Operative Risk Management (SARO). With respect to this issue, the Corporation complies with the provisions of the regulation in each of its stages.

Assets laundering risk

The Integrated System for Preventing Assets Laundering and Terrorism Financing is based on the inherent risk evaluation for products, target markets and operations of all the entity dependencies.

The assets laundering risk and the financing of terrorism are defined as the possibility of economic loss or of harm to the good name that the Corporation could suffer should it be used directly or through its operations as an instrument to and/or to channel resources for terrorism activities or when it hides assets from such activities through the entity. The Board of Directors from delinquent activities or with destination to delinquent activities. The Board of Directors has adopted the necessary mechanisms to avoid the occurrence of events that could negatively affect its results and its business. They include knowledge of its clients and markets, monitoring of alert signals and co-operation with the authorities.

For this, in the first place the Board of Directors knows, examines and approves each year the activity plan prepared by the Accomplishment Officer based on risk evaluation. The analysis is supported in matrixes used to determine factors and situations that generate the assets laundering risk

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and the financing of terrorism, as well as to identify businesses, dependencies and most exposed offices, in order to strengthen controls.

In effect, prior to the preparation of the Annual Compliance Plan, an analysis is carried out that allows the orientation of priorities to be included, given the vulnerability level of businesses to the laundering risk. Thus, for each type of transaction the risk is analysed in detail, based on the methodology of the panel of experts, together with persons in charge of the operations. These matrixes are updated each year, or when any change in the product, in the market or in the environment itself is worth it.

Particularly, during the first semester of 2007, the Corporation began the implementation of the SARLAFT (System for Preventing Assets Laundering and Terrorism Financing) according with the provisions of External Circular Letter 22 of April 19, 2007 issued by the Superintendence of Finance of Colombia, with respect to the control of political campaign resources. In accordance with the project chronogram approved by the Board of Directors, the stages and other elements of the SARLAFT shall be implemented on January 1st, 2008.

Control supervision to prevent these risks is carried out by the Board of Directors and the Presidency through the reports presented by the Compliance Officer. In the same way, the Comptrollership and the Statutory Auditor Office make their evaluations with the purpose of evaluating if internal controls established are being efficient to prevent the risk.

ADMINISTRATIVE SITUATION

As of June 30, 2007, the Corporation had 330 employees that represent an increase of 3.13% with respect to the 320 employees who began the year. This increase is the response to the strengthening and consolidation of the business strategic areas and support areas in order to obtain the objectives proposed for this year.

Among other actions carried out during the first semester of 2007 are the physical adaptation of the General Direction and Offices, the stabilisation and unification of processes and administrative applications and the adjustment to the expenses structure.

TECHNOLOGICAL ADVANCES

During the first semester of 2007 the I.T. area continued with the development of its technological platform with important projects to support the Corporation daily operation, such as:

- Introduction of the Record System for Operational Risk Events
- Strategic Plan of Business Intelligence
- Design and acquisition of the central server platform including contingency servers in an alternate computation centre complying with the requirements of the Superintendence of Finance of Operational Risk.
- Re-design of the main Computation Centre
- Design and introduction of Architecture Oriented to Services.
- Development Phase of the Management Project of operative processes of the Currency Desk.
- Development Phase of the Only Client Project for the Corporation and its financial affiliates.

In compliance with numeral 4 of article 47 of Law 222 of 1995, modified by Law 603 of 2000, Corporación Financiera Colombiana S.A. applied totally the regulations on intellectual property and copyrights. Products and programs covered by copyrights are duly licensed.

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AUDIT COMMITTEE

The Audit committee, as a support unit to the functions carried out by the Board of Directors of the Corporation for the internal control implementation and supervision of the Corporation hold a meetings on February 14 of the current year where they analysed among other topics, those hereinafter detailed, with the purpose of evaluating the internal control structure:

a) Analysis of the financial statements and opinion of the Statutory Auditor, on the financial statements as of December 2006.
b) Qualification portfolio as of January 2007.
c) The Committee supervised the adequate application of rules related to the Integral System for the Prevention of Money Laundering, ensuring the existence of the necessary controls to avoid the Corporation being used as an instrument for carrying out illicit activities.
d) It supervised the functions and activities of the Auditor Office on aspects such as:

   - ✓ Presentation of the Controllership planning for 2007 prepared in accordance with the Corporation risks, including activities of the Internal Auditor Office and I.T. Auditing.
   - ✓ Audit evaluation reports to the different areas, products and affiliates of the Corporation.
   - ✓ Follow-ups carried out by the audit office based on the answers given by the different managers of the evaluated areas.
   - ✓ Follow-up and control statistics based on planning.

e) It reviewed the letters received from the Superintendence of Finance of Colombia with the corresponding answers and improvement follow-up.
f) It reviewed the reports presented by the Compliance Official to the Board of Directors in order to verify sufficiency of them in regard to that the necessary controls exist to avoid that the Corporation is used as an instrument for carrying out illicit activities.
g) Planning of the Statutory Auditing for 2007.
h) Reviewed the reports received from the Statutory Auditor Office with the corresponding answers and improvement follow-up.
i) The minutes of the GAP Committee were analysed and evaluated.
j) In the Committee of February 14, 2007 the President of the Corporation submitted a report to the Audit Committee related to the disclosing and control system of financial information of the Corporation where it states that there has been no deficiency in internal controls that have hindered the Corporation from recording, processing, summarising and adequately presenting the financial information, and that no fraud has occurred that have affected the quality of the financial information of the Corporation.

As a result, we can observe:

- Structure, environment and control activities in accordance with the objectives of the Corporation, that provides the adequate security to manage risks to which the Corporation is exposed.
- Independent Internal Audit Activities with respect to the activities they audit; their scope satisfies control needs of the Corporation.
- Follow-up of reports issued by the different control entities: Superintendence of Finance of Colombia, Statutory Auditor Office, Internal Audit Office and I.T.Audit.
- Reliability of the financial information, compliance with laws and applicable regulations.
- Compliance with necessary and enough controls to avoid the Corporation being used as an instrument to carry out delinquent activities.
- Enough documentation on activities, evaluations and Committee recommendations.

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ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 105 of the Financial System Organic Statute and in numerals 2.2.1 and 2.2.2 of chapter XI title I of the External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by the Superintendence of Finance of Colombia, the Corporation has adopted a Code of Ethics and Behaviour and a Manual of Policies and Procedures for the Prevention and control of Asset Laundering approved by the Board of Directors, that contain the provisions stipulated to avoid the entity being used to channel money coming from or with destination to delinquent activities.

During the first semester of 2007, the Corporation began the implementation of the SARLAFT, System for the Administration of the Asset Laundering Risk.

The Corporation has a Compliance Unit within the structure of the organisation, directed by the Compliance Officer and with the human, technical and operative resources necessary to fulfil its prevention and control mission.

Within its policies, the entity does not exonerate any customer or counterparty from filling the cash transactions form or complying with the requirements established in the external and internal rules for joining the institution.

During the first semester of 2007 the Board of Directors and the Presidency evaluated the operation of the prevention system. To this effect, the 2007 Annual Compliance Plan was approved at the beginning of the year. The Presidency has permanently monitored its development and the Compliance Officer has presented reports to this respect to the Board of Directors as established by in force regulations.

In regard to the cooperation obligation of the authorities, the Corporation timely prepared the reports established for the Information and Financial Analysis Unit of the Ministry of Finance.

DISCLOSURE AND CONTROL SYSTEM FOR FINANCIAL INFORMATION

In compliance with the provisions of article 47 of Law 964 of 2005 on the responsibility of legal representatives of securities issuers, in the establishment and maintenance of adequate disclosure and control systems for financial information, during the first semester of 2007, there have been no deficiencies in internal controls which have hindered the Corporation, to record, process, summarise and adequately present the financial information nor frauds have existed that affect the quality of the corporation financial information, nor changes in the methodology for the evaluation it.

NEW LEGAL PROVISIONS

Ministry of Finance and Public Credit. Decree 018 of January 4, 2007, "Whereby article 2 of Decree 4090 of 2006 is modified".

Article 2 of decree 4090 of 2006 was modified putting together in one only category the commercial and consumption loans.

The procedure for making Public Securities Offers was regulated. Superintendence of Finance. External Circular Letter 002 of 2007.

The Superintendence of Finance regulated the procedure for Acquisition Public Offers under Decree 1941 of 2006. In general terms it contains the following:

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The bidder may modify the quantity of securities it offered to acquire in the initial offer, when the number of acceptations received after the term for acceptance, do not reach the minimum quantity or are higher than the quantity offered to be acquired.

The validity term of compliance guaranties is from before the publication of the notice up to the compliance with all obligations resulting from the OPA (Acquisition Public Offer). The Stock Exchange may interrupt the offer if it considers the guaranties are not sufficient or improved.

When payment for stock is in securities, price shall be established in the offer, together with the exchange relation terms and who defined it.

The agreement on compensatory clauses to indemnify for the end of the OPA shall be informed to the market and resources for its payment must come from the shareholders of the offered company and not from the company. Finally, when there is an OPA and at the same time the partnership places shares, the OPA and its guaranties must be extended to all shares placed.

Report of the information related to deposits, withdrawals and balances of savings accounts and current accounts. Superintendence of Finance. External Circular Letter 005 of 2007.

With the purpose of getting to know the market level with respect to passive interest rates in all capture terms, the Superintendence of Finance requested submittal of a daily report of interest rates and the amounts of movements originated in deposits, withdrawals and balances of current and savings accounts.

Ministry of Finance and Public Credit. Decree 383 of 2007 "Whereby Decree 2685 of 1999 is modified and other provisions are issued."

By means of this decree an extensive regulation on free trade zones is adopted. With respect to the financial sector, it is established as follows:

- Financial entities, with the exception of deposit general shops, to become related to these zones as a branch or agency without the free trade zone scheme.
- Users established in free trade zones may have access to financial institution loans in the same way as the companies established in the rest of the country.
- Goods given in guaranty at the free trade zone may only be definitively withdrawn from the free trade zone with the previous authorisation of the financial institution that granted the loan.

Decree 519 of 2007 "Whereby the different credit modes with rates that must be certified by the Superintendence of Finance of Colombia are determined and other provisions are issued"

The norm provides as follows:

- Superintendence of Finance of Colombia shall certify the current bank interest rate; in order to do so, it shall analyse with adequate weighting techniques, the financial and accounting information submitted by credit institutions, being able not to do so with operations that due to their particular conditions are not representative.

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- Prior to certifying each credit modality, S.F.C. shall publish the calculation methodology used and its modifications.
- Certified rates shall be expressed in annual effective terms and shall govern for the corresponding period.
- It established as loan modalities: Micro-credit and in one category it defined Consumption and ordinary Credit.
- Loan classification in one of the aforementioned modalities shall be done by the creditor at approval and such classification shall remain until the cancellation of it.
- Limits for remunerative interest in housing loans referred under law 546 of 1999 shall be defined by the Board of Directors of the Central Bank (Banco de la República). Usury limit shall be that provided under article 19 of said law.

Margin accounts are regulated. Ministry of Finance and Public Credit. Decree 666 of March 6, 2007 "Whereby margin accounts are regulated".

The norm indicates that "contracts celebrated to make cash securities purchase and sale operations on account of a client, for amounts higher than the resources contributed by it where it is foreseen that the liquidation of open position operations is done totally or partially with the resources or securities obtained by means of a liquidation of a securities purchase and sale operation, report operations or repo, simultaneous or securities temporary transference" are margin accounts

It also determines that the margin account operations:

- May only be made through securities negotiation systems authorised by the Superintendence of Finance.

- They may only be done by: a) Stock exchange commission companies within the structure of the commission contract or through the third parties portfolio administration and b) Trust companies within the structure of the mercantile trust or fiduciary entrustment contracts.

- Values authorised shall be established by the Superintendence of Finance under the criteria of high liquidity.

National Tax and Customs Direction. Circular Letter 0034 of March 15, 2007.

By means of this Circular Letter, the DIAN (National Tax and Customs Direction) establishes the scope of article 1 of decree 567 of 2007 on the withholding system fee on levied dividends or participations.

The DIAN establishes that the fee applicable to payments and credits in accounts made to the beneficiaries who file income tax return shall be of 20%. In order to determine the condition of income tax return deponents, the company paying the dividend or participation shall take into account that if payment made during the corresponding tax year is equal to or higher than 1400 UVT, the applicable fee shall be 20%.

For payments or deposits in accounts made to beneficiaries who are natural persons not obliged to file income tax return, the fee shall be 34% for 2007 and 33% from 2008.

Should the beneficiary notify the company in writing at the time of payment or deposit in accounts of the dividend or participation subject to tax, its capacity as deposer of the income tax return, the fee shall be 20%.

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Ministry of Finance and Public Credit. Decree 1076 of April 3, 2007 "Whereby provisions are issued for the exercise of the risk specification activity".

The Government issues some provisions for the exercise of the risk specification activity, within which are the following: i) persons who may exercise risk specification, ii) social purpose, iii) specification/qualification activities, iv) values to be specified, v) binding condition of a second specification/qualification, vi) scope of the specification/qualification and vii) prohibitions among other aspects.

Ministry of Finance and Public Credit. Decree 1099 of April 3, 2007 "Whereby provisions are issued on the use or facilitation of resources captured from the public for operations for gaining control of companies or associations".

By means of this decree it is considered that a legal authorisation exists for entities regulated by the Superintendence of Finance to use or facilitate/expedite resources captured from the public in operations with the purpose of gaining control of other companies or associations when:

- The operations legal scheme of the regulated entity expressly provides granting of credits to finance:
    - Stock acquisition.
    - Bonds convertible into stock.
    - Partnership interests.
- The acquisition scheme of the entity regulated allows it.
- The investment legal scheme of the entity regulated allows investment on its own account or on account of third parties of:
    - Stock
    - Bonds convertible in stock.
    - Debt titles

It also indicates that regulated entities may make operations to expedite the gaining of control of other companies or associations when they do not use resources captured from the public.

And finally, it states that the aforementioned shall be understood without prejudice of paragraph c) of article 10 of the E.O.S.F. that refers to the prohibition of granting financing for investment in financial or insurance institutions.

Ministry of Finance and Public Credit. Decree 1456 of April 30, 2007 "Whereby provisions on securities compensation and liquidation operations systems are issued".

It establishes in the first place who may administer securities compensation and liquidation operation systems: entities set up exclusively for that purpose, counterparty central risk chambers, stock exchanges, agriculture and cattle products and other commodity goods exchanges, the Central Bank (Banco de la República) and security centralised deposits.

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These entities must also have their regulations and an operation manual with a minimum content; it shall be understood that these documents are incorporated in the agreements celebrated with system participants.

It also states who may be participants in the system, the procedure for the confirmation and acceptance of money transference orders, the guaranties and effects of precautionary measures, of payment suspension, of liquidation and other relevant issues for the operation of said systems.

Ministry of Finance and Public Credit. Decree 1696 of May 16, 2007 "Whereby Decree 669 of 2007 is modified"

Decree 669 of 2007 states the conditions and limits to which Fondos de Cesantias (Severance Funds) investments must be subject. The following are the modifications introduced by Decree 1696:

- It indicates that resources of severance funds may be invested in remunerated funds at the Central Bank (Banco de la República).
- It modifies some investment global limits.
- It establishes that all stock transactions, independent from the amount, must be done through the stock exchange, except for stock of companies where the Colombian Government has participation or for acquisitions in the primary market.

Ministry of Finance and Public Credit. Decree 1801 of May, 2007. "Whereby the General Scheme for Investments of capitals from abroad in Colombia and of Colombian capital abroad is modified"

The decree modifies two articles of Decree 2080 of 2000 that establishes the General Scheme of capital Investments from abroad in Colombia and of Colombian capital abroad. Changes introduced are as follows:

- With respect to exchange rights of the investment holder, it allows to remit abroad in freely convertible currency, amounts received from the sale of the investment within the country, or from the liquidation of the company or portfolio or reduction of its capital.
- With regard to the registration of the investment it states that it shall be done in accordance with the procedure established by Banco de la República, indicating the type of fund, the amount of the investment, the local administrator and the exclusive purpose of said investment.
- As a requirement for the investment of capital from abroad, a deposit in legal currency at Banco de la República shall be made at the time of the construction of the channel for an amount equal to 40% of the value of the investment calculated at the TRM (Market Representative Rate) in force as of the date of its constitution. The deposit shall not be remunerated and the term for its restitution shall be of 6 months. It may be returned before its expiration, at the time of or after its constitution, subject to discount percentages described under the decree and shall be enforceable with respect to new investments channelised through the exchange market after the decree takes effect.

Ministry of Finance and Public Credit. Decree 1802 of May 23, 2007 "Whereby provisions on pre-agreed operations are issued"

We make special emphasis on the following aspects contained in the decree with regard to pre-agreed operations:

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- In the fixed revenue market. It indicates that free occurrence and interference of other participants in the fixed revenue market is obstructed when the essential elements of a securities operation celebrated through a negotiation system are previously agreed. Except for the case in which the operation is done in a negotiation module on which the sale and purchase offer positions are exposed during a minimum time period and other requirements are complied with.

- In the stock market and in the bonds obligatory convertible in stock market. Free attendance and interference of other participants are not obstructed when essential elements of operations on stock or bonds convertible in stock are previously agreed to provided the conditions of the prior agreement are notified in writing to the Superintendence of Finance, the stock exchange or the negotiation system one month in advance.

- In public credit and debt handling operations performed by the Nation. Securities intermediaries from the market creators program for debt titles of the Nation may come to agreements with their customers for the distribution of those titles under public sales in the primary market or of debt handling operations.

- At auction operations. Free concurrence and interference of others is obstructed when there is participation in securities sale and purchase operations where essential elements of the operation have been previously agreed or when one or more persons have assumed the prior obligation to take a position in those sale and purchase operations that take place through public sales, auctions or public auctions made through stock exchanges.

- In cross operations. Free concurrence and interference of other participants is not considered obstructed by the intermediary who crosses operations in the development of commission contracts, provided that the positions are exposed in a negotiation module where the sale and purchase offer position are exposed during a minimum period of time and other requirements are complied with.

- In liquidity contracts. Free concurrence and interference of other participants in liquidity contracts referred to under Resolution 400 of 1995 are not considered obstructed, provided that the respective agreements do not cover individualised counterparts.

Ministry of Finance and Public Credit. Decree 2175 of June 12, 2007 "Whereby the administration and handling of collective portfolios are regulated".

It indicates that collective portfolios under the decree may only be administered by stock exchange brokers, trust companies and investment administrator companies. Pension and severance funds and voluntary pension funds, mutual investment funds, foreign capital funds and real estate investment funds are excepted from the application of the decree.

Some of the issues regulated are:

- Definition and classification of collective portfolios
- Constitution and administration of collective portfolios
- Investment policies
- Constitution of participations
- Valuation of collective portfolios and their participations
- Disclosing of Information
- Fusion and transference of collective portfolios
- Organs of the collective portfolio
- Liquidation process of collective portfolios
- Prohibitions and interest disputes.

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Ministry of Trade, Industry and Tourism. Decree 2179 of June 12, 2007 on delegation of competence of the Superintendence of Companies to Regional Administrations to hear about the re-organisation and judicial liquidation processes of the Insolvency System.

Under the criteria established in this decree and in conformity with the provisions of Law 1116 of 2006, Regional Administrations (Intendencies) of the Superintendence of Companies, shall hear about the re-organisation and judicial liquidation processes of the Insolvency System.

Ministry of Finance and Public Credit. Decree 2177 of June 12, 2007 "Whereby offer of securities abroad is regulated".

Some articles of resolution 400 of 1995 are modified and derogated by means of this decree. With regard to the exclusive securities public abroad:

- Article 1.2.4.68. is modified where one of the changes consists in indicating that "...Whilst the Government develops the faculty provided under paragraph 2° of paragraph a) of article 7° of Law 964 of 2005, different stock values offered according with the provisions under this section, shall not be susceptible of being negotiated in Colombia".
- Articles 1.2.4.69., 1.2.4.70., 1.2.4.71., 1.2.4.71.1 are derogated on the following issues: international practices that expedite placement of titles, authorisation request requirements, placement prospect and information obligation.

Finally, with regard to the simultaneous offer in international markets and in the local market:

- Article 1.2.4.72. is modified and one of the changes is as follows:: "For the effect of granting the authorisation, the Superintendence of Finance of Colombia may accept international practices that expedite placement of titles, including the price formation process and the term of the offer. The price formation process shall be understood as a procedure technically recognised for the effects provided under paragraph d) of article 41 of law 964 of 2005 and it may be advanced exclusively in the jurisdiction where the greater part of titles shall be offered".
- Articles 1.2.4.73 paragraph of the second section and 1.2.4.74 relative to the stock simultaneous offer with preferential dividend and with no right to vote.

Congress of the Republic. Law 1142 of 2007 "Whereby laws 906 de 2004, 599 de 2000 and 600 of 2000 are partially reformed and measures are taken for the prevention and repression (control) of criminal activities of special impact on the condition of living together and security of the citizens".

As the point of greater interest we may state that the aforementioned law modifies the Penal Procedure Code eliminating the list of crimes subject to suit, the usury penal type.

Ministry of Finance and Public Credit. Decree 2466 of June 29, 2007 "Whereby Régimen General de Inversiones de Capital del exterior en Colombia y de capital colombiano en el exterior" (General Regime for Inbound Capital Investments in Colombia and for Colombian Capital Abroad) is modified.

Continúa....

By means of this decree the following modifications are made:

- The acquisition of participations in private capital funds is considered a direct investment in the country of capital from abroad.

- Investments made in institutional funds are excepted from the requirement of constituting a deposit in Banco de la República in legal currency, for an amount equivalent to 40% of the investment value.

- Banco de la República shall inform the Ministry of Trade, Industry and Tourism from time to time monthly data on investments.

Unidad Administrativa Especial de Información y Análisis Financiero –UIAF- (Financial Information and Analysis Special Unit). Resolution 062 of June 12, 2007 "Whereby professionals in foreign currency sale and purchase are imposed the obligation of reporting directly to the financial information and analysis unit".

The administrative action that came into force as of July 1st, 2007, determines a series of obligations of foreign currency exchange professionals, thus:

- Once the existence of a suspicious operation is determined, they shall report immediately and directly the UIAF.

- Within the first ten calendar days of the month following the quarter, they shall report they have not determined the existence of suspicious operations.

- Within the first 10 calendar days of the month following the quarter, they shall report all cash foreign currency sale and purchase transactions, denominated in foreign currency or their equivalent in pesos, or in other currencies, for an amount of USD 200 or greater.

- Within the first 10 calendar days of the month following the quarter they shall report all foreign currency cash sale and purchase transactions, denominated in foreign currency or their equivalent in Pesos, or in other currencies, made during the quarter by one same natural or juridical person and for an amount equal to or higher than USD 1000.

- Within the first ten calendar days of the month following the quarter, should the case be, they shall report absence of cash transactions.

- Non compliance with the obligations hereunder shall cause administrative fines and sanctions.

Continúa....

OPERATIONS WITH STOCKHOLDERS AND ADMINISTRATORS

Operations made by the Corporation with its stockholders and administrators abide by the general policies of the entity. Such operations are duly detailed in the notes to the financial statements.

The Corporation states that according with the provisions of article 57 of Regulatory Decree 2649 of 1993, the information and statements that integrate the financial statements have been duly verified and obtained from the accounting records of the entity, prepared in conformity with accounting norms and principles established in Colombia.

PEDRO NEL OSPINA SANTA MARÍA
President

Note: the members of the Board of Directors welcomed the report presented by the President. It is placed on records that the information referred to under numeral 3 of article 446 of the Code of Trade was submitted, and admitted unanimously.

Continúa....

Next, the President requested the Secretary to submit the operations carried out by CFC with its affiliates and associated companies, that are contemplated on the balance and statement of results of the January-June 2007 period and detailed on note #24.

At this moment Banco de Occidente's proxy proposes the assembly to omit reading the operations made by CFC with its affiliate and associated companies, that are consigned on the balance and statement of results of the January-June 2007 period and detailed on note #24, as such information has been at the disposal of the shareholders for 15 working days prior to the meeting, and each one of the attendants was given a package containing such notes.

The attending shareholders unanimously approved to omit the reading of the operations made by CFC with its affiliate and associated companies.

4.2. READING OF THE INDIVIDUAL AND CONSOLISATED GENERAL PURPOSE BALANCES AS OF JUNE 30, 2007 AND THE RELATED FINANCIAL STATEMENTS.

The President asked to read the balance, the profit and loss statement and annexes and other financial statements related to the January 1 to June 30, 2007 period, that were handed to tall the attending shareholders. The attendants are also advised that such documents had been available to the shareholders at CFC's management office within fifteen (15) days prior to the assembly meeting, for the shareholders to exercise their inspection right, as provided on article 447 of the Commerce Code.

The Secretary informed the Assembly that Banco de Bogota's proxy proposes the shareholder to omit reading the balances, the profit and loss statement and its annexes taking into account that such documents had been available to the shareholders within fifteen (15) working days prior to the assembly meeting, and each shareholder was handed a package containing all the information on this subject.

The attending shareholders unanimously approved to omit the reading of the balance, profit and loss statement and its annexes and other financial statements, of the January 1 to June 30, 2007 period.

The Consolidated and Comparative General Balance and the Profit and Loss Statement of the January 1 to June 30, 2007 period are written below:

NOTE: The Notes and the Profit and Loss statement, the other financial statements and the annexes, are hereto annexed, and are maintained at CFC's files.

CORPORACION FINANCIERA COLOMBIANA S. A.
General Balance Sheet
June 30, 2007 and December 31, 2006
(Stated in Millions of Colombian Pesos)

ASSET		As of: 30/06/2007 DD/MM/YYYY		As of: 31/12/2006 DD/MM/YYYY	
AVAILABLE	(Notes 4 y 24)	$	88,304.8	$	102,218.8
INTERBANK FUNDS SOLD AND RESALE AGREEMENTS (Note 5)			141,999.1		177,404.8
INVESTMENTS	(Notes 6 and 24)		3,410,833.6		2,891,871.4
Negotiable Debt Securities		804,770.5		416,717.3	
Negotiable Participative Securities		88,078.0		88,341.3	
To be held until maturity		15,444.7		3,349.5	
Available for Sale in Debt Securities		134,866.3		31,730.3	
Available for Sale in Participative Securities		1,448,083.0		1,280,868.5	
Investment Re-purchase Rights		911,333.3		901,868.9	
Minus: Provision		(143,166.3)		(130,240.7)	
LOAN PORTFOLIO	(Notes 7 and 24)		60.8		38,001.0
Commercial Loans, Other Guarantee		69.4		38,864.0	
Category A Normal		61.3		47,389.3	
Minus: Provision		(0.9)		(8,823.1)	
Minus: General Provision		(0.9)		(471.3)	
ACCEPTANCES AND DERIVATIVES	(Note 8)		60,420.7		67,257.1
Derivatives		66,420.7		67,257.1	
Rights		4,881,640.5		3,783,180.8	
Obligations		(4,821,033.8)		(3,[illegible])	
ACCOUNTS RECEIVABLE	(Notes 8 and 24)		60,915.3		47,000.0
Interest		548.6		2,200.0	
Commissions and Fees		4,489.5		5,001.1	
Payment for Commercial Checks Account		3.0		3.0	
Other		58,300.6		41,417.7	
Minus: Provision		(2,000.3)		(1,818.0)	
REALIZABLE GOODS AND RECEIVED IN PAYMENT	(Note 10)		7,482.4		11,888.3
Goods received in payment Different from Housing		11,891.7		53,879.6	
Goods not used in the Social Purpose		580.2		410.1	
Depreciation		(60.8)		(103.0)	
Minus: Provision		(23,828.8)		(42,837.8)	
PROPERTY AND EQUIPMENT	(Note 11)		11,300.5		18,302.0
Land, Buildings and Ongoing Constructions		17,430.0		22,002.3	
Equipment, Furniture and Office Implements		8,843.1		8,334.0	
Computers		3,270.0		4,391.0	
Other		862.4		566.2	
Minus: Depreciation and Accumulated Amortization		(24,800.1)		(30,431.7)	
Minus: Provision		(300.8)		0.0	
OTHER ASSETS	(Notes 12)		78,578.3		47,382.7
Permanent Contributions		60.3		53.3	
Early Expenses and Deferred Charges		3,818.1		4,440.4	
Other		98,080.6		66,101.6	
Minus: Provision		(23,318.8)		(23,237.8)	
VALORIZATIONS	(Notes 6, 11 and 24)		312,891.0		133,000.4
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or with no quotation in Stock Exchange		292,873.0		116,140.3	
Property and Equipment		19,868.0		17,080.7	
DE-VALORISATIONS	(Note 6)		(88,400.3)		(40,127.8)
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or with no quotation in Stock Exchange		(88,400.3)		(40,127.8)	
GUARANTY CAPITAL			0.0		0.0
TOTAL ASSETS AND GUARANTY CAPITAL		$	3,112,434.0	$	3,341,963.8
CONTINGENT ACCOUNTS CREDITOR PER CONTRA (Note 22)			130,888.7		270,636.3
DEBTOR CONTINGENT ACCOUNTS	(Note 22)		301,700.1		537,063.8
DEBTOR MEMORANDUM ACCOUNTS	(Note 22)		5,700,447.4		7,070,380.4
CREDITOR MEMORANDUM ACCOUNTS PER CONTRA (Note 22)			4,088,369.9		2,831,177.6
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS		$	11,087,310.6	$	10,800,800.3

LIABILITIES AND EQUITY		As of: 30/06/2007 DD/MM/YYYY		As of: 31/12/2006 DD/MM/YYYY	
DEPOSITS AND CURRENT LIABILITIES	(Notes 13 y 24)	$	807,883.5	$	1,082,883.0
Term Deposit Certificates		674,447.0		882,818.0	
Savings Deposits		106,873.4		148,140.9	
Other		4,382.1		4,330.1	
INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS (Note 14)			915,910.4		882,904.3
BANK LOANS AND OTHER FINANCIAL OBLIGATIONS (Note 15)			30,400.1		3,836.3
Entities Abroad		30,400.1		3,836.3	
ACCOUNTS PAYABLE	(Notes 16 and 24)		87,912.6		86,880.4
Interest		11,080.0		13,874.0	
Commissions and Fees		3.6		4.8	
Dividends and Surplus		55,784.6		52,170.3	
Other		30,354.6		30,882.2	
OTHER LIABILITIES	(Note 17)		9,380.6		38,800.3
Consolidated Labour Obligations		1,400.4		1,030.7	
Early Revenue and Deferred Payments		8,879.0		33,879.0	
Retirement Pensions		1,102.3		1,182.2	
ESTIMATED LIABILITIES AND PROVISIONS	(Note 18)		12,170.2		10,877.0
Labour Obligations		1,031.6		866.3	
Taxes		5,479.3		10,535.5	
Other		5,103.3		1,000.0	
TOTAL LIABILITIES			1,801,575.1		1,000,713.0
EQUITY			1,311,000.8		1,002,201.4
SOCIAL CAPITAL	(Note 19)		1,803.6		1,800.0
Divided in 180,301,730 Shares of Nominal Value $ 10.00 each					
RESERVES	(Note 20)		1,140,027.7		687,120.0
Legal Reserve		674,754.0		480,140.4	
Statutory and Occasional Reserves		476,342.0		190,975.1	
SUPERAVIT or DEFICIT			789,104.5		698,310.6
Non Realizable Profits or Losses in Inv. Available for Sale	(Note 21)	14,790.7		48,533.0	
Valorizations		312,881.0		133,030.0	
De-valorizations		(88,400.3)		(40,127.8)	
Equity Re-valorization		0.0		3,871.7	
PROFIT OF THE FISCAL YEAR			166,283.1		989,177.3
GUARANTY CAPITAL			0.0		0.0
TOTAL LIABILITIES, EQUITY AND GUARANTY CAPITAL		$	3,112,434.0		3,341,966.0
CREDITOR CONTINGENT ACCOUNTS	(Note 22)	$	130,828.7	$	270,636.3
Endorsement and Collateral		53,762.6		48,000.3	
Other Contingencies		76,229.1		222,633.1	
DEBTOR CONTINGENT ACCOUNTS PER CONTRA	(Note 22)		301,700.1		537,063.8
DEBTOR MEMORANDUM ACCOUNTS PER CONTRA	(Note 22)		5,700,447.4		7,070,380.4
CREDITOR MEMORANDUM ACCOUNTS	(Note 22)		4,088,369.9		2,831,177.6
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS		$	11,087,310.6	$	10,800,800.3
PROFIT PER SHARE (in Pesos)		$	937.13		370.21

See the notes attached to the financial statements

PEDRO MA. OSPINA SANTAMARÍA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER(*)
T. P. 40000-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3022-T
Member of Deloitte & Touche Ltda.
(See my opinion dated July 30 of 2007)

(*)The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained hereunder and that they have been faithfully taken from the accounting books.

Continúa....

CORPORACION FINANCIERA COLOMBIANA S. A.
Profit and Loss Statements
June 30, 2007 and December 31, 2006
(Stated in Millions of Pesos)

		PERIODS BETWEEN			
		FROM 01-01-2007 DD/MM/YYYY	TO 30-06-2007 DD/MM/YYYY	FROM 01-07-2006 DD/MM/YYYY	TO 31-12-2006 DD/MM/YYYY
DIRECT OPERATING EXPENSES		$	420,288.2	$	920,078.2
Interest and Discount Amort Loan Portfolio and other interest		46,032.2		8,804.7	
Profit on Valuation Neg Investments Debt Securities		0.0		48,492.7	
Profit on Valuation Neg Investments Participative Securities		27,692.8		10,772.8	
Profit on Investments Valuation to be held until Maturity		2,604.3		1,890.9	
Profit on Valuation Securities available for sale Debt Securities		19,793.3		10,824.1	
Profit Realised in Investments Available for Sale		0.0		505,810.8	
Comissions and Fees		7,006.2		7,820.9	
Profit on Valuation of Derivatives		266,613.1		236,587.7	
Profit on Valuation of Cash Operations		7,227.4		1,785.9	
Changes		37,787.3		44,448.8	
Profit on Sale of Investments		16,432.8		46,467.1	
DIRECT OPERATING EXPENSES			375,828.1		379,708.9
Interest, Amortised Premium and Discount Amortisation		61,728.8		53,668.1	
Loss on Valuation Negotiable Investments Debt Securities		9,588.7		0.0	
Loss on Negotiable Investments Participative Securities		32,221.2		0.0	
Loss Realised in Investments Available for Sale		583.9		0.0	
Commissions		3,162.3		4,881.0	
Loss in Valuation of Derivatives		196,930.3		223,283.1	
Changes		63,034.4		65,933.2	
Loss in Sale of Investments		11,239.7		17,227.2	
Loss in Valuation of Cash Operations		7,348.8		14,953.3	
DIRECT OPERATIONAL RESULT			44,460.1		540,369.3
OTHER REVENUES AND OPERATIONAL EXPENSES - NET			46,281.8		47,953.7
OPERATIONAL REVENUES	(Note 25)		82,766.3		80,571.6
Dividends and Participations		71,876.5		62,298.9	
Other		10,889.8		18,272.7	
OPERATIONAL EXPENSES			36,484.5		32,617.9
Personnel Expenses		13,062.9		15,220.3	
Other	(Note 26)	23,421.6		17,397.6	
OPERATING RESULT BEFORE PROVISIONS DEPRECIATIONS AND AMORTISATIONS			90,741.9		588,323.0
PROVISIONS			12,420.8		35,238.3
Investments	(Note 6)	11,413.1		32,763.0	
Loan Portfolio	(Note 7)	0.0		25.5	
Accounts Payable		155.7		624.3	
Property and Equipment		300.0		0.0	
Other	(Note 27)	552.0		1,825.5	
DEPRECIATIONS - OWN USE GOODS	(Note 11)		642.1		878.6
AMORTISATIONS			1,282.0		3,931.6
NET OPERATING RESULT			76,397.0		548,274.5
NON OPERATING REVENUE			35,681.7		23,688.4
Non Operating Revenue	(Notes 28)	35,681.7		23,688.4	
NON OPERATING EXPENSES			1,775.6		1,139.0
Non Operating Expenses		1,775.6		1,139.0	
NON OPERATING NET RESULT			33,906.1		22,549.4
PROFIT BEFORE INCOME TAX			110,303.1		570,823.9
INCOME TAX AND COMPLEMENTARIES	(Note 29)		5,040.0		12,546.0
PROFIT OF PERIOD		$	105,263.1	$	558,277.9

See the notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
CCOUNTING MANAGER (*)
T. P. 40996-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
(See my opinion dated July 30, 2007)

(*)The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained in [illegible] these Financial Statements and that they have been faithfully taken from the accounting books

Continúa....

CORPORACION FINANCIERA COLOMBIANA S.A.
Cash Flow Statements
Periods that ended on June 30, 2007 and December 31, 2006
(Stated in Millions of Pesos)

		June 2007	December 2006
Cash Flows for Operation Activities:			
Net Profit of the Period	$	105,283.1	658,277.8
Adjustments to Conciliate Net Profit and Net Cash Provided in Operation Activities:			
Non Negotiable Investments Variable Income Provision		11,413.1	32,763.0
Loan Portfolio Provision		-	25.6
Accounts Receivable Provision		158.7	824.3
Goods Received in Payment Provision		413.4	1,475.4
Property and Equipment Provision		300.0	-
Other Assets Provision		138.6	7.7
Investment Provision Reimbursement		(4,739.8)	(4,018.2)
Loan Portfolio Provision Reimbursement		(9,305.4)	(69.9)
Accounts Receivable Provision Reimbursement		(169.1)	(814.8)
Accumulated Depreciation Withdrawal		(2,210.0)	(1,633.2)
Goods Received in Payment Provision Reimbursement		(72.6)	-
Other Assets Provision Reimbursement		(548.6)	(205.3)
Valuation of Investments, Net		(8,470.3)	(68,580.3)
Non Realized Earnings in Investments Available for Sale		(33,608.1)	(388,049.6)
Product of the Sale of Goods Received in Payment		97,961.7	11,874.0
Profit in Sale of Goods Received in Payment, Net		(15,942.6)	(4,932.2)
Profit in Sale of Property and Equipment, Net		(4,368.8)	(2,410.3)
Depreciations		642.1	878.6
Amortisations		1,282.0	3,831.6
Checked Profit		138,134.6	138,944.4
Income Received in Advance and Deferred Charges		(15,992.8)	(4,733.8)
Severance Pay Provision		182.2	255.5
(Decrease) Increase Estimated Liabilities and Provisions		(6,906.8)	1,815.1
Decrease Other Liabilities		(103.9)	(113.3)
(Decrease) Increase Accounts Payable		(19,537.9)	1,827.9
(Increase) Decrease Accounts Receivable, Net		(13,833.9)	1,741.1
Increase in Other Assets		(32,158.6)	(2,938.5)
Additions Goods Received in Payment		(77,873.2)	(1,038.6)
Severance Payments		(209.6)	(299.9)
Net Cash (Used) Provided in Operation Activities		(28,298.9)	135,462.9
Cash Flow of Investment Activities:			
Investments (Sale) Purchase		(168,678.7)	60,498.9
Profit in Sale of Investments, Net		(5,193.1)	(29,239.8)
Loan Portfolio Decrease		47,298.9	9,399.4
Acceptances and Derivatives Decrease (Increase)		6,610.4	(62,641.1)
Product of the Sale of Investments		147,092.1	96,108.2
Product of the Sale of Property and Equipment		9,558.3	4,161.3
Dividends Received in Cash		712.5	652.2
Acquisition of Property and Equipment		(382.4)	(638.9)
Net Cash Provided by Investment Activities		40,048.0	78,090.1
Cash Flow of Financing Activities:			
(Decrease) Increase Deposits and Current Liabilities		(134,439.6)	63,446.0
Increase (Decrease) Interbank Funds Purchased and Re-purchase Agreements		61,966.1	(109,526.4)
Decrease Outstanding Bank Acceptances		-	(1,389.0)
Increase (Decrease) Bank Loans and Other Financial Obligations		26,773.6	(43,308.2)
Dividends Paid		(70,267.3)	(102,263.5)
Equity Tax Payment		(3,071.7)	-
Net Cash Used in Financing Activities		(119,038.7)	(193,019.1)
(Decrease) Net Increase in Cash and Cash Equivalents		(107,360.6)	20,533.9
Cash at the Beginning of the Period		339,710.6	319,176.7
Cash at the End of the Period	$	232,350.0	339,710.6

See the notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER (*)
T.P. No. 40935-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
(See my opinion of July 30, 2007)

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained in these Financial Statements and that they have been faithfully taken from the accounting books

Continúa....

CORPORACION FINANCIERA COLOMBIANA S. A.
Statement of Changes in to Stockholders' Equity
Periods ended on June 30, 2007 and December 31, 2006
(Stated in Millions of Colombian Pesos)

	Social Capital	Legal Reserve	Statutory and Occasional Reserves: Fiscal Provisions	At the Disposition of the Assembly	Economic Promotion	Economic Capitalization	Total	Non Realized Profits in Investments	Valorizations	Equity Re-valorization	Desvalorizations	Result of Former Periods	Profit of the Period	Equity of the Stockholders
Balance as of June 30, 2006 $	1,463.0	382,257.6	126,159.8	58,513.1	8.8	4.4	185,161.8	476,274.4	328,191.8	81,054.4	(47,707.2)	0.0	114,546.8	1,441,851.8
Transfer of results of the period to results of former periods	-	-	-	-	-	-	-	-	-	-	-	114,546.8	(114,546.8)	-
Liberation reserve for future distributions constituted in September 2005	-	-	-	(58,513.1)	-	-	(58,513.1)	-	-	-	-	58,513.1	-	-
Liberation Reserves on Investment Valorization (2004 Non taxable)	-	-	(15,727.8)	-	-	-	(15,727.8)	-	-	-	-	15,727.5	-	-
Reserve on valuation of investments Decree 2336/95	-	-	16,851.4	-	-	-	16,851.4	-	-	-	-	(16,851.4)	-	-
Reserve for future distributions	-	-	-	68,672.4	-	-	68,672.4	-	-	-	-	(68,672.4)	-	-
Dividend in cash of $688.00 per share on 148,298,761 shares (137,000,767) ordinary shares and 9,298,994 shares with preferential dividend and with no right to vote) shares subscribed and paid as of June 30, 2006. This dividend shall be paid in six (6) monthly installments.	-	-	-	-	-	-	-	-	-	-	-	(102,283.5)	-	(102,283.5)
Capitalization of the equity re-valorization account, of nominal value $10.00, at 1 ordinary share per 10 ordinary shares and 1 preferential share for 10 preferential shares, of which they are holders at closing of August 23, 2006. Both for the ordinary shares and for the preferential shares, the unitary value of the shares that shall be delivered is established in $10,123.67.	77.8	77,888.2	-	-	-	-	-	-	-	(77,966.2)	-	-	-	-
Movement of the period	-	-	-	-	-	-	-	(389,049.6)	3,865.1	6.1	(1,420.3)	(0.1)	-	(385,594.8)
Profit of the Period	-	-	-	-	-	-	-	-	-	-	-	-	556,277.8	556,277.8
Balance as of December 31, 2006 $	1,540.8	460,145.8	127,283.5	68,672.4	8.8	4.4	196,675.1	48,320.8	332,056.8	3,071.7	(49,127.5)	0.0	556,277.8	1,592,251.4
Transfer of period losses to results of former periods	-	-	-	-	-	-	-	-	-	-	-	556,277.8	(556,277.8)	-
Liberation reserve for future distributions constituted in September 2006	-	-	-	(68,672.4)	-	-	(68,672.4)	-	-	-	-	68,672.4	-	-
Liberation of Reserves on Valuation of Investments (Non taxable Pre-ages)	-	-	(19,946.4)	-	-	-	(19,946.4)	-	-	-	-	19,946.4	-	-
Reserve on investments valuation Decree 2336/95	-	-	273,309.4	-	-	-	273,309.4	-	-	-	-	(273,309.4)	-	-
Reserve for future distributions	-	-	-	189,577.2	-	-	189,577.2	-	-	-	-	(189,577.2)	-	-
Payment of Equity Tax Art. 292 E. T.	-	-	-	-	-	-	-	-	-	(3,071.7)	-	-	-	(3,071.7)
Dividend in cash of $454.62 per share on 144,209,142 ordinary shares and 9,788,082 shares with preferential dividend and with no right to vote) subscribed and paid shares as of December 31, 2006. This dividend shall be paid in six (6) monthly installments of $75.77 each.	-	-	-	-	-	-	-	-	-	-	-	(70,257.3)	-	(70,257.3)
Dividend in shares of nominal value $10.00, for an amount of $746.77 per each share, on the 144,209,142 ordinary shares and 9,788,082 preferential shares subscribed and paid as of December 31, 2006. This dividend shall be paid in shares at 1 ordinary share for each 13.497637580 ordinary shares, and 1 share with preferential dividend per each 13.497637580 shares with preferential dividend, subscribed and paid as of December 31, 2006. Payment of the shares shall be made on April 30, 2007 to whom is a stockholder. In order to do so, a total of 11,408,030 new shares shall be issued, 10,683,879 ordinary shares and 725,150 preferential shares.	113.8	114,638.0	-	-	-	-	-	-	-	-	-	(114,752.8)	-	(0.8)
Movement of the period	-	-	-	-	-	-	-	(33,608.1)	(20,157.6)	-	(18,378.7)	-	-	(72,136.6)
Profit of the period	-	-	-	-	-	-	-	-	-	-	-	-	105,283.1	105,283.1
Balance as of June 30, 2007 $	1,653.8	574,783.8	380,592.5	189,577.2	8.8	4.4	570,243.8	14,720.7	312,881.8	(0.0)	(68,468.2)	0.0	105,283.1	1,311,029.8

See the notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER*
T.P. No. 40403-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3823-T
Member of Deloitte & Touche Ltda.
(See my opinion of July 30, 2007)

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained hereunder and that they have been taken faithfully from the accounting books.

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CORPORACION FINANCIERA COLOMBIANA S. A.

Notes to the Financial Statements

June 30, 2007 and December 31, 2006

((Amounts stated in millions of Colombian Pesos, except anything to the contrary)

(1) Reporting Entity

Corporación Financiera Colombiana S.A., (hereinafter the Corporation) is a private financial institution, authorised by the Superintendence of Finance under Resolution dated October 18, 1961, commercial incorporated company, established according to Colombian laws on November 27, 1961 through public deed No. 5710 of Notary 1 of the circle of Cali; the term of the Corporation expires on October 2, 2051, and can be extended through an ordinary resolution of the Stockholders Assembly. It was modified through public deed No 3143 of September 26, 2001, where specific measures were adopted for the good governance of the Corporation.

With the purpose of capitalizing the Corporation in $20,000 million in July, 2003, the By-laws were amended and the authorised capital was increased from $800 million to $1,000 million and for this reason, it issued 20 million shares. With deed No. 12.364 of December 30, 2005, the merger between Corporación Financiera del Valle S.A. (absorbing company) and Corporación Financiera Colombiana S.A.(absorbed company), was formalised. In that same deed, the absorbing company modified its corporate name to Corporación Financiera Colombiana S.A., changed its domicile from the city of Cali to the city of Bogotá, and increased its authorised capital to $1.600 million.

Through the Stockholders General Assembly of March 7, 2006, record No 061, the reform to article 59 of the By-laws was made, with the purpose of establishing semi-annual accounting closings with cuttings as of June 30th and December 31st. Said amendment was entered into record through Public Deed No. 979 of March 22, 2006. The last annual accounting closing was made as of December 31st, 2005.

The corporate purpose of the Corporation is the mobilization of resources and the assignment of capital to promote the creation, reorganisation, merger, transformation and expansion of any type of companies, to participate in their capital and promote the participation of third parties in those companies, as well as grant them medium and long term financing and offer them specialized financial services that contribute to their development. These companies do not include companies subject to the control and supervision of the Superintendence of Finance, except financial service companies and credit establishments.

The Corporation has its main domicile in the city of Bogotá and operates through its 6 agencies and 4 offices in different cities of the country; as of June 30, 2007 the Corporation has no non-bank correspondents. It has 330 direct employees, 9 indirect employees and 43 temporary employees; it also has the following financial affiliates and subsidiaries: Leasing Corficolombiana S.A., Banco Corfivalle Panamá S.A., financial company abroad, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Proyecto de Energía S.A. General de Inversiones S.A., Valle bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Promotora Inmobiliaria la Esperanza S.A., Huevos Oro Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A . and Pizano S.A. The attached financial statements combine assets, liabilities and the results of the General Direction and its branch offices. The consolidated financial statements are prepared independently.

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(2) Main Accounting Policies

(a) Basic Accounting

The accounting system used by the Corporation is causation, according to which revenues and expenses are recorded when caused, regardless of whether they have been collected or paid in cash.

Revenues, costs and expenses are recorded by the causation system, except as provided under Circular Letter 011 of 2002, issued by the Superintendence of Finance, with respect to the interest revenue that does not accrue on the commercial portfolio past due in excess of three months. These interests are credited to revenues when they are collected.

Interests and commissions collected in advance are recorded as deferred income.

(b) Cash on Hand (Available)

It records high liquidity resources of the Corporation such as: cash, deposits, in the Central Bank (Banco de la República), deposits in banks both in national and foreign currency and other national or foreign financial institutions.

Overdrafts in banking current accounts become liabilities in favour of the respective bank institution establishment and are reflected in the overdraft passive account in banking current account.

The value of cheques drawn by the Corporation, which have not been collected six months after drawn, are re-classified in the passive account of uncollected drawn cheques.

According to accounting instructions given by the Superintendence of Finance, Financial entities, in order to cover eventual losses generated by items pending to be clarified in banking reconciliations must provision non recorded extracted debit notes and accounted non extracted credit notes with more than 30 days for national currency and 60 days for foreign currency of permanence in said conciliations.

(c) Inter-bank Funds Sold and Sale Agreements

The following are classified under these items; (i) placements the Corporation makes in banking institutions using its excess liquidity during a maximum term of 30 days, (ii) placements received by the Corporation from other financial institutions under the same circumstances and (iii) transactions denominated over night made with foreign banks using funds of the Corporation in the hands of foreign financial entities. Yields of inter-bank funds sold and purchased are credited or charged as the case may be, as they are caused.

Placements made under the modality of the guarantee resale called "resale commitments of investments or negotiated portfolio" are recorded in the assets when the Corporation is the creditor; and in the liabilities under the denomination of resale commitments of investments or of negotiated portfolio, when the Corporation is a debtor. The difference between the amount delivered or initially received and the value finally received or delivered, is recorded as revenue or expense, as the case may be.

The Corporation considers inter-bank funds sold and resale agreements as cash equivalents for cash flow purposes.

(d) Investments

It includes investments acquired by the Corporation with the purpose of maintaining a secondary liquidity reserve, acquiring direct or indirect control of any financial sector company or technical services company, of complying with legal or regulatory regulations or with the exclusive purpose of eliminating or significantly reducing the market risk to which assets, liabilities or other financial statement elements are exposed.

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The way in which the different types of investments are classified, valued and recorded is as follows:

Classification	Term	Characteristics	Valuation	Accounting
Negotiable	Short Term	Securities acquired with the purpose of obtaining profits from price fluctuations.	They use fair exchange prices, reference rates and/or margins, which the Stock Exchange of Colombia estimates and publishes on a daily basis	The difference that shall appear between current market value and the immediately preceding one, is recorded as greater or lower value of the investment and its balancing entry affects the period results. From June 12, 2007, in compliance with External Circular Letter 014 of 2007 of the Superintendente of Finance of Colombia, investments are valuated at Market prices from the same day of their acquisition, tus, accounting of changes between acquisition cost and the market value of the investments is done from the purchase date.
To be Held Until Maturity	To maturity	Securities with respect to which the Bank has the serious purpose and the legal, contractual, financial and operating capacity to keep them to maturity.	Exponentially from the internal rate of return calculated at the time of purchase.	The present value is recorded as a greater value of the investment and its balancing entry is recorded in the results of the period.
Available for sale – debt securities	One year	Once the year is finished they may be re-classified in the above categories.	They use the fair exchange prices, reference rates and margins estimated and published daily by the Stock Exchange of Colombia.	Changes that occur in these low or minimum marketability securities or securities without any quotation are recorded according to the following procedure: - The difference between the present value on the evaluation day and the immediately prior day is recorded as a greater value of the investments with credit to result accounts. The difference between the market value and the present value is recorded as an accumulated non-realised profit or loss, within equity accounts.
Available for sale – participative securities	Without	With low or minimum marketability, with no quotation; securities held by the Bank in its capacity as controlling or parent company	Investments in participative securities are valuated according to the marketability index they maintain at their date of valuation, thus: Low or minimum marketability or with no quotation are valuated monthly and are increased or decreased in the share percentage of equity variations subsequent to the acquisition of investments, calculated based on the last certified financial statements. Said statements can not be older than six (6) months from the valuation date, or the most recent ones when known and issued with an opinion. Medium marketability are valuated daily based on the average price determined and published by the	Low or minimum marketability or with no quotation. -The difference between the market value or the updated investment value and the value for which the investment is recorded, is recorded as follows If greater, in the first instance it decreases the provision or de-valorisation until exhausting and the excess is recorded as a valorisation surplus If lower, it affects the valorisation surplus until exhausting and the excess is recorded as a de-valorisation. -When dividends or profits are

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Classification	Term	Characteristics	Valuation	Accounting
			stock exchanges, where negotiated. Such value corresponds to the average price weighted by the amount negotiated in the last five (5) days of negotiations. High marketability are valuated daily based on the last daily weighted average negotiation price published by the stock exchange.	distributed in kind, including those coming from capitalizing the equity re-valorisation account, the part recorded as surplus for valorisation is recorded with charge to the investment and surplus is reverted. In the case of dividends or profits in cash, the re-valorisation surplus is recorded as revenue, the surplus is reverted, and the amount of the dividends exceeding it must be recorded as a lower value of the investment. High and medium marketability The market value update of high or medium marketability securities or securities quoted in internationally recognised foreign stock exchanges is recorded as an accrued non realised profit or loss within equity accounts, with credit or charge to the investment. Dividends or profits distributed in cash or in kind, including those coming from the capitalization of the equity re-valorisation account, are recorded as revenues up to the amount that corresponds to the investor on profits or re-valorisation of the issuer equity recorded by the issuer from the date of acquisition of the investment, charged to accounts receivable.

Criteria for the valuation of investments

The determination of the value or exchange fair price of a security or title, must take into consideration all necessary criteria to guarantee the compliance with the investments evaluation purpose established in chapter I of Circular Letter 100 and in all cases, the following criteria:

- Objectivity. The determination and assignment of the exchange fair value or price of a security or bond must be carried out based upon technical and professional criteria that recognise the effects derived from changes in the behaviour of all the variables that may affect that price.

- Transparency and Representativeness. The exchange fair value or price of a security or bond must be determined and assigned with the purpose of disclosing a true, neutral, verifiable and representative economic result of the rights incorporated in the corresponding bond or security.

- Permanent evaluation and analysis. The exchange fair value or price which is assigned to a bond or security must be based on the permanent evaluation and analysis of market conditions, of issuers and of the corresponding issue. Variations in said conditions should be reflected in

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changes of the value or price previously assigned, with the periodicity established for investment valuation established in this norm.

- Professionalism. The determination of the exchange fair value or price of a bond or security must be based on the conclusions product of the analysis and study made by a prudent and diligent expert, intended for the search, attainment, knowledge and evaluation of all the relevant information available, so that the price determined reflects the amounts that would be reasonably received for its sale.

Periodicity for the Valuation and accounting record of the valuation.

Valuation of the investments must be done daily, except any provision to the contrary.

The necessary accounting records for the recognition of investment valuation must be done with the same frequency foreseen for the valuation.

Investment of investment mutual funds and trusts managed by fiduciary companies other than autonomous equities or of fiduciary commissions constituted to manage social security pension resources and of ordinary mutual investment funds and of especial investment mutual funds, must be valued at least monthly and the results recorded with the same frequency. However, if terms for rendering are lower, they must accept them.

Re-classification of investments

In order to keep an investment within any of the classification categories under chapter I of the External Circular Letter 100, the corresponding bond or security must comply with the characteristics or conditions of the investment type of which it is a part. At any time, the respective Superintendence may order the controlled company to re-classify a bond or security when it does not comply with the characteristics of the class on which it pretends to be classified on o that re-classification is required for a better disclosing of the investor financial situation.

Controlled entities may re-classify their investments in conformity with the following provisions:
<u>Re-classification of investments to be held until maturity to negotiable investments.</u>
There is occasion for re-classifying bonds or securities to be held until maturity to the negotiable investments category, whenever any of the following circumstances occurs:

<u>Re-classification of investments to be held until maturity to negotiable investments.</u>
Whenever any of the following circumstances occurs, there is occasion for re-classifying bonds or securities to be held until maturity to the negotiable investments category:

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- Significant deterioration in the conditions of the issuer, its parent company, its subordinates or its related offices.

- Changes in the regulation that hinder maintaining the investment.

- Merger processes which lead to re-classification or to the realisation of the investment, with the purpose of maintaining the previous position of interest rates risk or to adjust to the credit risk policy previously established by the resulting entity.

- Other events not foreseen in the preceding literals, prior authorisation by the corresponding Superintendence.

Re-classification of investments available for sale to negotiable investments or to investments to be held until maturity.

There is occasion to re-classify bonds or securities of the investment category available for sale, to any of the other two categories, when:

- The term foreseen in numeral 3.3 of Chapter 1 of the Accounting and Financial Basic Circular Letter 100, 1995 falls due.

- The investor looses its capacity as parent or controlling company, should this event involve the decision for investment disposal, or the main purpose to obtain profits due to short term price fluctuations, from that date.

- Should any of the circumstances provided under numeral 4.1 of Chapter 1 of the Basic Accounting and Financial Circular Letter 100, 1995 be present.

When investments to be held until maturity or investments available for sale are re-classified to negotiable investments, valuation and recording regulations shall be taken into account of the latter. Consequently, non realised profits or losses must be recognized as revenues or expenses on the day of re-classification.

In the events on which an investment is re-classified, the corresponding entity must inform the respective Superintendence on the re-classification made, not later than ten the (10) calendar days following the date of the re-classification, indicating the reasons that justify that decision, and specifying its effects in the result statement.

Bonds or securities re-classified with the purpose of being part of negotiable investments can not be re-classified again.

Provisions or Losses on account of credit risk

The price of debt securities or securities, as well as the price of participative securities or securities with low or minimum marketability or with no quotation, must be adjusted in each valuation date based on the security (credit risk) rating, in conformity with the following provisions.

Except for the exceptional cases established by the Superintendence, internal or external debt bonds or securities issued or guaranteed by the Nation, those issued by the Central Bank - Banco de la República, and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras – FOGAFÍN, shall not be subject to the provisions of this numeral.

|Issuing bonds or securities or issuers with external ratings

Debt securities or bonds with one or several ratings granted by external qualifiers recognised by the Superintendence of Finance, or debt securities or bonds issued by entities rated by these qualifiers can not be recorded for an amount exceeding the following percentages of their net nominal value of amortisations made until the valuation date:

Qualification LONG TERM	Maximum Value %	Qualification SHORT TERM	Maximum value %
BB+,BB,BB-	Ninety (90)	3	Ninety (90)
B+,B,B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD,EE	Zero (0)		

Issuing securities or bonds or non qualified issuers

For debt securities or bonds/ securities with no external rating, for debt securities or bonds/ securities issued by entities which have not been rated or for participative securities or bonds/ securities, the provision amounts shall be determined base on the methodology determined by the investor entity. Said methodology should be previously approved by the Superintendence which controls the respective entity.

Investor entities with no internal methodology approved to determine provisions to which this numeral refers to, should be subject to the following aspects:

Category	Risk	Characteristics	Provisions
A	Normal	Meet the terms agreed in the share or title and count on an adequate payment capacity of capital and interests.	Does not proceed.
B	Acceptable	It corresponds to issues which present uncertainty factors which could affect the capacity to continue with the adequate compliance of debt services. In the same way, its financial statements and other available information, present weaknesses which could effect its financial situation.	The net value can not be superior to eighty (80%) percent of its net nominal value of amortisations carried out up to date of evaluation for debt securities and the acquisition cost in the case of participative securities.
C	Valuable	It corresponds to issues which present high or medium non compliance probability in the timely payment of capital and interests. In the same way, its financial statements and other available information, show weaknesses in its financial situation which involve the investment recovery.	The net value can not be higher than sixty (60%) percent of its net nominal value of amortisations carried out up to the evaluation date for debt securities and of the acquisition cost in the case of participative securities.
D	Significant	It corresponds to those issues which present a break of terms agreed in the title, as well as its financial statements and other available information, present increased weaknesses in its financial situation, and the probability to recover the investment is highly doubtful.	The net value can not be superior to forty percent (40%) of its net nominal value of amortisations carried out up to the evaluation date for debt securities and the acquisition cost in the case of participative securities.
E	Uncollectible	According to the financial statements and other available information, issuers consider that the investment is uncollectible. In the same way, it is considered uncollectible if financial statements are not presented less than six (6) months counted from the evaluation date.	Investment value should be totally provisioned.

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Investments Repurchase Rights

It belongs to restricted investments which represent a collateral guarantee of investment repurchase commitments.

In relation to shares or debt securities negotiable investments, they are entered in the books for the transference value at the moment of funds collection and they are updated at the market value; variations presented between this and the last recorded value, are recorded in result accounts to profit or loss, accordingly.

In relation to investments to be held to maturity, they are entered in the books for the transference value at the time of funds collection and they are updated by earnings causation up to its redemption or maturity with a payment to profits and losses.

(e) Loan portfolio

It records credits under the different authorised modes. Resources used in the granting of credits result from own resources, public resources in the mode of deposits and other external and internal financing sources.

Loans are entered in the books for the disbursement value, except for "factoring" portfolio purchases, which are recorded at cost.

With the effect of the External Circular 011, 2002 of the Superintendence of Finance, principles and general criteria which the controlled entities should adopt in order to adequately maintain credit risks which are implicit in credit assets, are established. It defines credit modes, determines qualifications according to the risk perception which the same operations have.

In the same way, it is established that an adequate administration of the credit risk should be kept, for which each entity should develop a credit risk administration system (SARC), in which clear and accurate policies should be established. Those policies should define the criteria under which the Corporation in general, should evaluate, qualify and control credit risks. In the same way it defines corporate or control government instances which should adopt the policies and mechanisms which are necessary to guarantee the strict compliance of minimum instructions which are established. With External Circular 020, 2005, the Superintendence of Finance adopts the MCR commercial portfolio reference model incorporated to Chapter II of Circular 100, which should be applied for all entities watched and subject to SARC from July 1st, 2007.

Loan portfolio structure includes two (2) credit modes:

Consumption
It is understood that consumption credits are those granted to natural persons whose purpose is financing the acquisition of consumption goods or services payment not for commercial nor entrepreneurial purposes.

Commercial

Are credits granted to natural or legal persons for the development of organized economic activities different from micro-enterprises.

(f) Portfolio Sanctions

Loan portfolio is susceptible to sanctions when on the opinion of the Management it is considered as uncollectible or of remote or uncertain recovery, after the exhaustion of the corresponding collection actions, in conformity with the opinions rendered by the lawyers and collection entities, previously approved by the Board of Directors.

(g) Provision for Loan portfolio

Provisions shall be made to be charged to the profit and loss statement, as follows:

General Provision

A provision of one per cent (1%) of the total gross portfolio.

Individual Provision

Without prejudice to the general provision, individual provisions for the protection of credits under risk categories ("A", "B", "C", "D" and "E") shall have as a minimum, the following percentages:

	Commercial and Consumer			
Category	Capital	Interest and Other Concepts	Capital	Interest and Other Concepts
A - Normal	1 %	1 %	1%	1%
B - Acceptable	3.2 %	3.2%	3.2%	3.2 %
C - Appreciable	20%	100%	10%	100 %
D - Significant	50%	100%	20%	100 %
E - Uncollectible	100%	100%	30%	100 %

From October 2001, housing credits must maintain a provision on the guaranteed part, in the corresponding percentage according to the rating. Provision on the non-guaranteed part shall be of one hundred per cent (100.0%) from the date on which the obligation receives a "B" rating (acceptable).

If during two (2) consecutive years, the credit remains under category "E", the provision percentage on the guaranteed part shall be increased to sixty per cent (60.0%). Should one (1) additional year elapse under these conditions, the provision percentage on the guaranteed part shall be increased to one hundred per cent (100.0%).

Alignment Rules

When the Corporation rates in "B", "C", "D" or "E" any of the credits of a debtor, it carries to the higher risk category all other credits or agreements of the same type granted to that debtor, except when the debtor demonstrates the Superintendence of Finance the existence of valid reasons for rating them in a lower risk category.

Own ratings shall be aligned with those of other financial institutions when at least two of them establish a higher risk rating and with balances in favour of creditor represent at least twenty per cent (20%) of the respective credits in accordance with the last information available at the risk central office. In such case, a maximum discrepancy of one level of difference in the rating shall be accepted.

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When the Superintendence of Finance rates in "B", "C", "D" or "E" any of the credits of a debtor, its other credits of the same type are brought to the same rating.

Effect of Suitable Guarantees on the Constitution of Individual Provisions

Credit collateral support only the credit capital; consequently, balances to be amortised of credits supported by collateral with a suitable guaranty character, are supplied in the percentage corresponding to the credit rating, applying such percentage to the difference between the value of the unpaid balance and seventy point zero per cent (70.0%) of the value of the guaranty.

Non-Mortgage Security

Time in Default	Percentage of Coverage
0 - 12 months	70%
More than 12 months to 24 months	50%
More than 24 months	0%

Mortgage Security or Mercantile Trust

Time in Default	Percentage of Coverage
0 - 18 months	70%
More than 18 months to 24 months	50%
More than 24 months to 30 months	30%
More than 30 months to 36 months	15%
More than 36 months	0%

Individual provisions of the portfolio rated under risk categories "A" and "B" are constituted without deducting the value of the suitable guaranties.

Collateral securities on trade or industrial establishments of the debtor, mortgage securities on properties where the corresponding establishment operates, and guaranties on real estate by destination that are part of the corresponding establishment are taken at zero per cent (0.0%).

Provisions with respect to Creditors' Universal Meeting Processes

With respect to credits on the account of persons admitted in creditors' universal meeting processes, they are immediately rated in category "E" being subject to the constitution of provisions, suspension of causation of revenues and other concepts foreseen for this category.

Credit rating and the provisions constituted shall be maintained until the bankruptcy declaration agreement is approved. Should this agreement have the purpose of recovering and conserving the company, they may be re-rated as category "D" from the date on which the agreement is made. Provisions may only be gradually reversed during the following year to approval, by means of monthly aliquot parts, until reaching fifty per cent (50.0%) of the total value of capital.

Should the agreement to recover the company be approved before the following year to the admission to the concordat, credits may be re-rated to category "D" and the provisions are immediately adjusted to fifty per cent (50%) of the credit value if their value is lower. Otherwise, they shall be reversed within the following year.

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(h) **Acceptances and Derivatives**

Bank Acceptances

It records the value of bank acceptances created by the Corporation on account of its clients and those created on its account by its agents. It also records contracts celebrated by the Corporation, of operations with derivatives, as forwards, carrousel or futures, swaps and options.

Bank acceptances have a maturity date of up to one (1) year and they may only be originated in importation and exportation transactions of goods or purchase-sale of movables in the interior.

At the time of acceptance of bills of exchange, their value is recorded simultaneously with assets and liabilities, as "on term bank acceptances" and if not submitted at their maturity for collection, they are rated under the heading "bank acceptances after the term". If when payment is made they have not been covered by the purchaser of the merchandise, they are re-rated at the loan account "covered bank acceptances".

After maturity, bank acceptances are subject to the cash reserve established for exigibilities (current liabilities) at sight/on presentation and before thirty (30) days.

Derivatives

The Board of Directors is in charge of fixing and approving policies, objectives and procedures for the administration of risks inherent to the operations with derivatives, and establishes the criteria under which they shall be implemented.

According to Chapter XVIII of External Letter 100 of 1995, the Corporation appreciates and enters into books derivatives daily.

Formalisation of Derivative Operations:

- Derivatives are financial operations exercised in the future, with conditions determined by the parties that intervene in them, and that are formalised in an agreement or a commitment letter duly subscribed that must expressly contain at least the rights and obligations of each of the parties entailed in the operation, and the conditions of mode, time and place for their compliance, legalised by officials authorised to do so, except in the case of operations carried through a Stock Exchange or Futures subject to state vigilance, in which case the Stock Exchange own rules apply.
- In the case of carrousel operations, the parties that intervene in each of the stages of the operation subscribe an agreement or letter of commitment.

Existing Risks when Operations with Derivatives Take Place

Operations with derivatives are financial operations and as such are subject to evaluation for solvency, market, counterpart, operational and legal risks.

Solvency Risk

Is the loss contingency for deterioration in the financial structure of the issuing bank or guarantor of a security that may generate a decrease in the investment value or in the payment capacity, total or partial, of the investment yield or investment capital.

Market Risk

Market risks depend on the asset, rate or reference index behaviour. In this aspect by-products are similar to any other financial product, as bonds or accounts receivable denominated in other currencies, which value depends on interest rates and exchange rates. Notwithstanding, relations that

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determine the value of the derivatives are in general more complex and less known that those of the most traditional financial products.

Counterpart Risk

Along the term of a derivative, its economic value or market value changes in accordance with the fluctuations of the financial product negotiated, generating profits to one of the parties of the contract and losses to the other. When for any reason the non favoured party by the evolution of the derivative market value does not comply with its contractual obligations, a loss shall be generated to the other party; the risk for this loss is known as the counterpart risk

Operational Risks

Operational risks arise from deficiencies in some aspect of the execution of a derivative program. Causes for operational risks are similar to those that may occur when handling more traditional financial instruments, but due to the complexity of derivatives, it is more difficult to prevent; among these causes are failure in management contracts, information systems, bad settlements, incompetence or human error.

Juridical Risk

The accelerated development and the constant evolution of derivatives oblige to operate within a complex and frequently uncertain legal environment. The legal risk is defined, among others, as that resulting from the possibility that to contracts representative of operations with derivatives, enforceability is not recognised. There is no standard way to quantify this risk.

Parameters chosen for the Appraisal

Methodologies for the appraisal of derivatives are flexible and pursue the development of mechanisms for the evaluation and permanent control of specific risks of said operations.

Parameters chosen shall be maintained during the fiscal term; if for the next fiscal term the entity wishes to modify these parameters, the entity shall so inform the Superintendence of Finance at least one month in advance.

Time limit for making Operations with Derivatives

All operations with derivatives must be made with a term of more than three (3) business days from the date agreed as the beginning of the operation and the date of compliance or settlement, except for those purchase and sale operations regulated by the Board of Directors of Banco de la República under Resolution 4 of 1999, of which compliance date for their execution shall be within the immediately following two business days.

(i) **Current Goods and Received as Dation in Payment**

It records the value of goods received by the Corporation in payment for unpaid balances from credits to its favour.

Goods received as dation in payment represented in real estate are received based on a commercial valuation technically determined, and personal estate, stock and shares, based on the market value.

Goods received as dation in payment represented in securities are valued and recorded in accordance with the provisions of Chapter 1 of Circular Básica Contable y Financiera (Basic Accounting and Financial Letter) 100 of 1995, on investments.

For the registration of the goods received as dation in payment the following conditions are taken into account:

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- The initial registration is made in accordance with the value determined in the legal award or that agreed between the debtors.

- When the good received as dation in payment is not in alienation conditions, its cost is increased with the necessary expenses incurred for the sale.

- If between the value for which the good is being received and the value of the credit to be paid, a balance to the favour of the debtor results, this difference is entered in the books as an account payable; should the value of the good not be sufficient to pay for the full obligation, a provision equivalent to the difference shall be constituted.

(j) **Current Goods and Received as Dation in Payment Provision**

Individual provisions for real estate are constituted applying the model developed by the Corporation and approved by the Superintendence of Finance. The model estimates the maximum expected loss in the sale of the goods received as dation in payment, in accordance with its recovery history for goods sold, the inclusion of expenses incurred in the receipt, maintenance and sale of them and the grouping of them in common categories in order to estimate the provision base rate. This rate shall be adjusted monthly until reaching eighty per cent (80%) of the provision.

For personal estate, a provision equivalent to thirty five percent (35%) of the acquisition cost of the good received in payment is constituted within the following year to the reception of the good, that shall be increased in the second year in an additional thirty five per cent (35%) up to seventy per cent (70%) of the value in books of the good received in payment before the provisions.

Once the legal term for the sale has expired without an extension being approved, the provision shall be of one hundred per cent (100%) of the remaining value in books. Should an extension be granted, thirty per cent (30%) of the provision may be constituted in the term of it.

With respect to the provisions of the movable BRDPs that correspond to investment securities, they shall be constituted under the criteria established in chapter I of Circular Básica Contable y Financiera 100 of 1995.

(k) **Properties and Equipment**

It records tangible assets acquired, built or in the importation, building or assembly process, used permanently in the development of the business and with a useful life exceeding one (1) year. It includes direct and indirect costs and expenses caused as of the date on which the asset is in use conditions.

Additions, improvements and extraordinary repairs that significantly increase the useful life of the assets, are recorded as a greater value; disbursements for maintenance and repair made for the conservation of these assets shall be charged to expenses, as caused.

Depreciation is recorded using the straight line method and according to the number of useful life years estimated of the assets. Annual depreciation rates for each asset item are as follows:

Buildings	5%
Fixtures and equipment	10%
Computers	20%
Vehicles	20%

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(l) **Branch Offices and Agencies**

It records the movement of the operations carried out between the General Direction and the Agencies.

Balances are conciliated monthly and resulting pending entries are regularised in a term not greater than thirty (30) calendar days.

As of the closing of accounts, net balances are re-rated that reflect sub-accounts of branch offices and agencies, to active or passive accounts and income and the corresponding expenses are recognised.

Other Assets

(m) **Prepaid Expenses**

Advance expenses correspond to disbursements incurred by the Corporation in the development of its activity. Benefit is received during various periods; they may be recoverable and suppose the successive execution of the services to be received.

Amortisation is carried out as follows:

- Interests are caused during the prepaid period.
- Insurance during the term of the policy.
- Maintenance of equipment and computer programs (software) during the contract term.
- Connection insurance during the period on which services are received.
- And other anticipated expenses during the period on which services are received or costs or expenses are caused.

(n) **Deferred Charges**

Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible to recovery. Amortisation is recognised from the date on which they contribute to income generation.

- Refurbishes in a period not exceeding two (2) years.
- Software in a period not exceeding three (3) years.
- Notwithstanding, when the programs are of an advanced technology and constitute a global platform that allows the future growth of the entity in accordance with the progress of the market, and with development or acquisition costs greater than 30% of the technical equity of the corresponding entity, including hardware and prior opinion of the Superintendence of Finance, it may be deferred to five (5) years from the moment on which each product begins its productive stage, by means of a gradual and ascending program with percentages of 10%, 15%, 20%, 25% and 30%, respectively, or by means of equal aliquots,
- Expenses incurred in the research and development of studies and projects shall be deferrable, provided that attributable expenses may be identified separately and their technical feasibility has been demonstrated, their amortisation shall be done in a period of not more than two (2) years
- Deferred charges resulting from refurbishing shall be amortised in a period not greater than two (2) years.

Deferred Charges resulting from improvements to rented properties shall be amortised in the period which is less between the term of the corresponding contract (excluding extensions) and its likely useful life.

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- Office utensils and stationary in accordance with actual consumption.
- Property tax during the prepaid fiscal term.
- Deferred charges resulting from advertising and propaganda shall be amortised during a period equal to the period established for the accounting period, this is, during three (3) months should the period be quarterly, during six (6) months should it be semi-annual or during twelve (12) months should it be annual, provided disbursements exceed the value of twenty (20) monthly minimum wages. Notwithstanding, for advertisement and propaganda expenses that correspond to promotion campaigns carried out as a result of the constitution of the Entity or originated for the launching of new products or due to a change in the brand name or in the name of the institution or its products, the amortisation period shall not exceed a three (3) years term; at all events they shall only be deferred during the aforementioned period, expenses incurred within the following six (6) months to the occurrence of the situations referred.

  Disbursements corresponding to occasional advertisement and propaganda shall not be susceptible to be deferred, independently from their amount.
- Contributions and affiliations, during the corresponding prepaid period.
- Fees paid for by-products during the contract period.
- Profits and losses for an adjustment of investment valuation in accordance with resolution 1227 of July 2006 shall be amortised for one year from July 18th, 2006.
- The remaining concepts are amortised during the disbursement recovery estimated period or of attainment of the expected benefits.

(o) <u>Rights in Trusts</u>

Recorded within other assets, it includes rights generated by virtue of the celebration of mercantile trust contracts that give the trustor or beneficiary the possibility to exercise them in accordance with the formal act or the law.

Trust rights were adjusted for inflation to December 31st, 2000 in accordance with the nature of the conveyed good.

According to the type of asset, they are subject to the evaluation rules and provision constitution and for statutory ceilings.

(p) <u>Valorisations</u>

Assets object of valorisation:

- Investments available for sale in participative securities.
- Properties and equipment, specifically real estate.
- Art and cultural goods.

Posting:

Investments available for sale in participative securities, in the event that the updated investment value with the participation corresponding to the investor is higher than the value by which the investment is recorded, the difference shall first affect the provision or de-valorisation until exhausted and the excess shall be recorded as a valorisation surplus.

Valorisations of real estate are determined confronting real estate net cost with the value of commercial appraisals made by persons or firms of recognised specialty and independence.

In the event of a de-valorisation, according to caution standards, a provision is constituted for each property individually considered.

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Valorisation of art and cultural goods is recorded taking into account the conservation condition of the works of art, its originality, size, technique and quotation of similar works.

Valorisations of goods received in payment (payment in kind) are recorded in memorandum accounts.

(q) Inter-bank Funds Purchased and Re-purchase Agreements

It records funds obtained by the Corporation from other financial entities directly, secured or not with its investment portfolio or its loan portfolio, with the purpose of complying with transitory liquidity requirements. The maximum time to cancel these operations is of thirty (30) calendar days. Operations not cancelled within the time indicated, shall be recorded in bank credits and other financial obligations except for those celebrated by Banco de la República (Central Bank) to regulate the economy liquidity by means of monetary contracting operations and those conducted by Fogafín in the development of support operations to inscribed entities.

The difference between the present value (cash receipt) and the future value (re-purchase price) constitutes a financial expense.

(r) Anticipated Income

Anticipated income corresponds mainly to interest and fees received in advance on the part of the clients resulting from loan portfolio operations; these interests are amortised to results based on its causation, also income for good sales on credit are recorded, that result on income as they are collected.

In cases when as a result of re-structuring agreements or any other type of agreement, capitalisation of interest recorded in memorandum accounts or of sanctioned portfolio balances including capital, interest and other concepts, as interest generated in the future for these concepts is contemplated, they shall be recorded as a deferred payment and its amortisation to capital shall be done proportionally to values actually collected.

(s) Retirement Pensions

The provisions of Decree 1517 of August 4, 1998 are applied, that allow an annual increase of the amortised percentage of the actuarial calculation. That annual provision is increased rationally and systematically, in order that as of December 31st, 2010 one hundred per cent (100%) of the corresponding calculation is amortised. From then, amortisation is said percentage shall be maintained.

Payment of retirement pensions is charged to the constituted provision.

(t) Income Tax

The expense for income tax is determined based on taxable revenue or presumptive revenue whichever is greater, on which the corresponding tax rates are applied. The Corporation pays taxes for presumptive revenue calculated on the taxable liquid equity.

(u) Estimated Liabilities and Provisions

The Corporation records provisions to cover estimated liabilities, taking into account that:

- An acquired right exists and consequently, a contracted obligation.
- Payment is enforceable or probable and
- The provision is justifiable, assessable and verifiable.

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In the same way, it records values estimated resulting from taxes, contributions and affiliations.

(v) Conversion of Transactions in Foreign Currency

Operations in foreign currency different to the Dollar, are converted to Dollars of the United States, and then re-stated to Colombian pesos, at the rate of exchange of the market representative rata calculated on the last business day of the month. As of June 30th, 2007 and December 31st, 2006, the rates were $ 1.960.61 and 2,238.79 respectively. (Amounts in Colombian Pesos).

(w) Acknowledgement of Revenue for Financial Yield

Revenues for financial yield and other concepts are acknowledged when occasioned, revenues originated from:

Credits rated in "C" appreciable risk or in categories of greater risk, or when they complete ninety one (91) days for commercial and sixty one (61) days for consumer and micro-credit.

These financial yields are controlled in debtor contingent accounts and are recorded as income, when effectively collected.

For interest capitalisation, their record is done in the deferred payment account and income is recognised as effectively collected.

(x) Contingent Accounts

Operations by means of which the Corporation acquires a right or assumes an obligation, that are conditioned to the occurrence or non occurrence of a fact, depending of future, eventual or remote factors, are recorded in these accounts. Financial yield is recorded within debtor contingencies from the time on which the causation is suspended in loan portfolio accounts.

(y) Memorandum Accounts

Operations with third parties that due to their nature do not affect the financial standing of the Corporation are recorded in these accounts. Also included are fiscal memorandum accounts where figures for the preparation of tax statements are recorded; it also includes registration accounts used for fiscal effects, of internal control or management information.

(z) Net profit per Share

In order to determine net profit per share, the Corporation uses the weighted average of subscribed stock by their circulating time during the accounting period. As of June 30, 2007 and December 31, 2006, the weighted average of circulating stock was 157.792.069 and 150.875.481 respectively.

(aa) Cash Flow Status

As provided under Article 120 of Decree 2649, the Corporation prepares the cash flow statement using the indirect method that includes the conciliation of the year net profit and cash provided by operation activities.

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(bb) Main differences between Especial Norms and Accounting Norms Generally Accepted in Colombia

Especial accounting norms established by Superintendence of Finance present some differences with accounting norms generally accepted in Colombia, as follows:

Properties, Plant and Equipment

Generally accepted accounting norms determine that at the closing of the period, the net value of properties, plant and equipment, with an adjusted value that exceeds twenty (20) legal minimum monthly wages, shall be adjusted to its realisation value or to its current value, recording the necessary appreciations and provisions, whilst especial norms do not present conditions for this type of assets.

Bonus on Share Placing

The especial norm provides that the bonus in share placing is recorded as part of the legal reserve meanwhile the generally accepted norm indicates that it has to be recorded separately within the equity.

Adjustment for Inflation

As of December 31st, 2006 the generally accepted accounting norm established that in order to renew the effect of inflation, non monetary assets should be adjusted. This norm was derogated through Decree 1536 of 2007.

(3) Changes in policies and accounting estimates

- The Stockholders Assembly of March 7th, 2006 decided to modify from 2006, the Corporation accounting period from an annual closing as of December 31st, to two semi-annual closings as of June 30th and December 31st.

- The Superintendence of Finance by means of Resolutions 1227, 1822 and 1907 of July and October 2006, established an adjustment and valuation margin updating methodology for only once on July 18th, 2006 for securities different to TES Class B, particularly securities issued by Fogafín, public debt securities different to TES of an order different to the national order, securities issued by banks, securities issued by real sector entities, other credit securities and securities issued by financial institutions. Losses or profits produced as a result of the valuation made in accordance with the methodology established under the resolution may be deferred and amortised during one year in daily aliquots from July 18th, 2006. The effects of the application of this Resolution appear in notes 7 and 13.

- According to article 25 of Law 1111 of 2006, equity tax taxpayers may charge the tax value against the Equity Re-Valorisation account without affecting the Result Status. The Corporation complied with the provisions of this norm and affected the Re-Valorisation account in $3,071.7 and the difference of $7,078.7 was recorded as an expense. As of December 31st, 2006 this tax was included within the results as expenses of the period.

- By means of External Circular Letter 3 of 2007 Banco de la República regulated the marginal cash reserve on the amount of each type of exigibility in legal currency exceeding the level recorded on May 7, 2007. Percentages to be applied are 27%, 12.5% and 5% for exigibilities provided under paragraphs a), b) and c) of article 2 of External resolution 19 of 2000, respectively.

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(4) **Available**

		June 2007	December 2006
Legal currency			
Banco de la República	$	36.510.8	46,488.6
Banks and other financial entities		49.401.6	111,200.8
		85.912.4	157,689.4
Foreign currency:			
Cash		4.8	10.6
Banco de la República		12.2	14.0
Banks and other financial institutions		4,516.7	4,656.9
		4,533.7	4,681.5
		90.446.1	162,370.9
Provision		(51.2)	(154.9)
	$	90.394.9	162,216.0

No other restrictions on the available existed different to the cash reserve deposited in Banco de la República.

The provision recorded corresponded to debit notes pending to be recorded, greater than 30 days as of June 30, 2007 and December 31st, 2006 was of $51.2 and $154.9 respectively. During the first semester of 2007 a provision for $103.7 was refunded.

(5) **Inter-bank Funds Sold and Resale Agreements**

		June 2007		December 2006		
		Balance	Rate	Balance	Rate	
Investment Resale Commitments	$	8,507.9	9.75	185.1	7.61	*
Sold Inter-bank Funds		5,900.0	9.20	-	-	*
Over Night Operations		127,557.2	7.50	177,309.5	5.35	**
	$	141,965.1		177,494.6		

* It corresponds to the weighted average rate of operations in force in legal currency as of the closing of the period.
** It corresponds to the weighted average rate of operations in force in foreign currency as of the closing of the period.

The aforementioned amounts are not subject to restrictions or limitations.
Should a non compliance occur, the Corporation is supported with the transference in ownership of the negotiated securities. During the fiscal periods corresponding to June 2007 and December 2006 no non-compliances occurred.

(6) **Investments**

	June 2007	December 2006
Negotiable in Debt Securities		
Internal public debt securities issued or guaranteed by the Nation:		

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Treasury Securities	$	54,994.4	158,749.1
Peace Solidarity Bonds		652.0	-
Emcali Bond		20,153.4	20,541.2
Debt Reduction Securities		28,755.2	17,660.9
Tax Return Securities -TIDIS		5,551.1	604.6
TES Law 546		56.9	65.5
		110,163.0	197,621.3
External public debt securities issued or guaranteed by the Nation:			
Republic of Colombia bonds		13,692.0	20,572.7
		13,692.0	20,572.7
Other public debt securities:			
District Bonds		1,814.1	7,822.1
Acueducto de Bogota Bonds		-	576.5
		1,814.1	8,398.6
Securities issued by Banco de la República		-	757.9
		-	757.9
Securities issued, indorsed or guaranteed by FOGAFIN		1,594.1	637.1
		1,594.1	637.1
Mortgage bonds			
Banco Davivienda		383.1	564.8
		383.1	564.8

	June 2007	December 2006
Securities with credit content derived from subjacent tenure processes different to mortgage portfolio		
Autonomous equity, Fiduciaria Davivienda Securities	60.8	-
Autonomous Equities Trust Banco Popular	-	2,034.6
Trust Acueducto de Bogotá	-	9,620.3
Cementos Andinos Securitisation Trust	35,095.9	39,462.3
Argos Promissory Note Securitisation Trust	11,697.9	13,207.9
	46,854.6	64,325.1
Securities issued, indorsed, accepted or guaranteed by institutions controlled by Superintendence of Finance:		
Term deposit certificates	34,332.7	34,200.2
Banking acceptances	-	1,042.8

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Leasing Colombia Bonds	512.0	33,510.1
Bancolombia Bonds	-	506.4
Corfinsura Bond	2,289.5	280.5
Leasing de Occidente Bonds	1,523.0	5,659.9
Leasing Corficolombiana Bonds	4,212.4	3,637.4
BBVA Bond	12,896.0	2,063.5
Fundación WWB Colombia Bond	954.6	962.9
Banco Santander	453.6	478.6
TIPS Titularizadora Colombia	-	16,031.2
	57,173.8	98,373.5
Securities issued entities not controlled by the Superintendence of Finance:		
Bonds Voluntarily Convertible in Stock:		
IPC Comcel Bond	615.6	633.8
IPC Éxito Bond	1,548.5	-
IPC Bavaria Bond	1,114.0	-
IPC Cementos Argos S.A. Bond	438.3	-
IPC Codensa Bond	2,477.6	-
IPC ISA Bond	2,793.7	3,333.6
IPC NQS Concesiones Urbanas Bond	505.9	7,621.6
PISA Bond	-	103.9
Fiduciaria Corficolombiana Equity Notes	6,757.7	-
Coviandes S.A. Promissory Note	6,832.2	13,843.0
	23,083.5	25,536.3
	June 2007	December 2006
Securities issued, indorsed, guaranteed or accepted by foreign governments		
Brazil Bond	5,311.5	-
	5,311.5	-
Titles issued, indorsed or guaranteed by credit multilateral organisms:		
IPC Bancoldex Bond	4,650.6	-
	4,650.6	-
Total Negotiable Investments Debt Securities	**264,720.3**	**418,787.3**

To be held until maturity

Internal public debt securities issued or guaranteed by the Nation		
Debt Reduction Securities	18,171.6	3,013.9
Securities issued, indorsed or guaranteed by banks abroad		

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Avantel	273.1	337.9
Other public debt Securities	-	16.7
Total to be Held until Maturity	18,444.7	3,368.5

Available for Sale in Debt Securities

External public debt securities issued or guaranteed by the Nation		
Treasury Securities	49,507.0	24,065.1
Securities issued, indorsed, accepted or guaranteed by Institutions controlled by the Superintendence of Finance:		
Term Deposit Certificates	12,688.6	-
Leasing Colombia Bond	26,974.4	-
Leasing de Occidente Bond	25,195.5	-
Surenting S.A. Bond	3,509.3	-
Banco Centro Americano Integración Económica Bond	4,547.2	4,449.4
	72,915.0	4,449.4
Securities issued by entities not controlled by the Superintendence of Finance:		
Bonds Obligatorily Convertible in Stock	2,244.2	2,710.8
Total Available for Sale Debt Securities	124,666.2	31,225.3

	June 2007	December 2006
Re-purchase Rights		
Negotiable in Debt Securities		
Internal debt public debt securities issued or guaranteed by the Nation:		
Treasury Securities	176,173.9	243,640.1
Peace Solidarity Bonds	5,630.2	6,154.8
Debt Reduction Securities	5,069.9	14,667.9
	186,874.0	264,462.8
External public debt securities issued or guaranteed by the Nation:		
Treasury Securities	-	7,609.7
	-	7,609.7
Other public debt securities:		
District Bonds	-	994.8
	-	

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		994.8
Securities Issued, Indorsed or Guaranteed by FOGAFIN	1,038.8	:
	1,038.8	-
Securities with credit content derived from securitisation processes of subjacent different from the mortgage portfolio		
Acueducto de Bogotá Trust	:	3,030.1
	-	3,030.1
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:		
Term Deposit certificates	7,687.2	3,181.0
Leasing Colombia Bond	-	2,039.4
Leasing de Occidente Bond	-	1,512.9
Bancoldex Bonds	2,281.8	-
BBVA Bonds	2,937.5	2,063.5
TIPS Titularizadora Colombia	14,320.3	:
	27,226.8	8,796.8
Securities issued by entities not controlled by the Superintendence of Finance:		
Bonos IPC Comcel	446.9	925.9
Bonos IPC Bavaria	2,995.6	-
Bonos IPC ISA	3,255.1	-
	June 2007	December 2006
IPC NQS Bonds	1,483.6	3,030.5
	8,181.2	3,956.4
Securities issued, indorsed or guaranteed by multilateral credit organisms:		
CDT Bancoldex	12,105.4	:
	12,105.4	-
To be held until maturity		
Internal public debt securities issued or guaranteed by the Nation		
Debt Reduction Securities	31,481.2	44,442.5
	31,481.2	44,442.5
Other public debt securities:		
Securities for the development of Agriculture and Cattle:		
Class "A"	8,760.9	9,586.3
Class "B"	16,307.9	17,697.7

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	25,068.8	27,284.0
Available for Sale in Debt Securities		
Internal public debt securities issued or guaranteed by the Nation:		
Treasury Securities	286,597.4	230,508.8
	286,597.4	230,508.8
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:		
Leasing Colombia Bond	19,986.2	-
CDT Leasing de Credito	12,772.3	-
	32,758.5	-
Total Investment Re-purchase Rights	**611,332.2**	**591,085.9**

In compliance with the instructions provided under resolution number 1227 of July 18th, resolution 1822 of October 13th and resolution 1906 of October 25th, 2006, where the "Methodologies for adjustment and updating of valuation margins" are applied, issued by the Superintendence of Finance, the impact on their application is presented:

a. Resolution 1227 of July 18th, 2006, Corporación Financiera Colombiana S.A. timely informed the board of directors and the stockholders on the decision to amortise the total loss $2.413.1, product of the application of the valuation adjusted margins in daily aliquots as authorised under said resolution, until reaching 100% of them in a maximum period of one year from this date. Thus, amortisation expired on July 18th, 2007.

Securities object of the application of valuation margins were those corresponding to: "Securities issued by Banks", "Securities issued by real sector entities", "Securities issued by Fogafin", "Securities issued by other financial entities", "Other credit Securities" and "Public debt securities different from TES, not of national order"; these securities were classified according to with the reference rate to which they were indexed DTF, IPC and FIXED RATE. The balance pending to be deferred as of June 30, 2007 and December 31, 2006 was of $82.1 and $1,321.0 respectively.

An instructive for the application of resolution 1227 of July 2006 was also prepared by the department of organisation and methods that was approved and disclosed by the legal representative of the Corporation.

b. Resolution 1822 of October 13, 2006, Corporación Financiera Colombiana S.A. decided to carry directly to the result status and equity as it corresponded, the impact generated on October 17, 2006 as a result of the application of this resolution; the loss generated and taken to P&L amounted $3.3 ; it also generated a realizable profit in the equity account in securities rated as available for sale for $10.362.5 product of the valuation margin adjustment in securities corresponding to "Tes IPC", "Public debt Securities of National order different to TES", "Debt Reduction Securities" and "Securities issued by multilateral entities" described and adjusted in this resolution.

c. Resolution 1906 of October 25h, 2006, the result generated by the application of this resolution was of $0, product of the adjustment of valuation margins in securities of the grouping codes 20 and 21 that correspond

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to "Securities for agriculture development class A and B" that are rated as provided by chapter I of CBCF "At maturity" therefore their valuation is a purchase TIR and they suffered no variation in the adjustment and updating of the valuation margins referred to under this resolution.

The result of applying these resolutions and their corresponding values were timely informed to the board of directors and the Superintendence of Finance in accordance with the terms contemplated in each of them.

Negotiable – Participative Securities

		June 2007			
		Social Capital	% Particip.		Market Value
In the Real Sector Entities					
Mineros S.A.	$	158,953.0	6.98	$	36,382.2
					36,382.2
In the Financial Sector					
Banco de Occidente S.A.	$	3,827.0	0.26		6,890.0
				$	43,272.2
In Ordinary Common Funds					50,703.4
				$	93,975.6

		December 2006			
		Social Capital	% Particip.		Market Value
In the Real Sector Entities					
Mineros S.A.	$	158,953.0	6.98	$	43,102.4
					43,102.4
In the Financial Sector					
Banco de Occidente S.A.	$	3,827.0	0.26		6,853.3
				$	49,955.7
In Ordinary Common Funds Ordinary					38,985.6
				$	88,941.3

Investments Available for Sale Participative Securities with Low or Minimum Marketability

	June 2007									
	Equity Value	No. of shares	Participation %	Acquisition cost	Adjusted cost	Equity Value	(*)	Valorization	De-valorization	Provision
Aerocali S A	11,950.0	126,654	33.33%	2,258 5	3,356.8	3,982.9	2	-	-	3,356.8
Alimentos derivados de la Caña	33,371.6	52,000	0.25%	26.1	26.1	38.9	6	12.8	-	-
Aquacultivos del Caribe S. A	7,680.1	106,000	5.47%	658.8	477.4	420.1	6	-	57.3	-
AV Villas (Acciones Ordinarias) (b)	537,509.0	11	0.00%	-	-	-	2	-	-	-
AV Villas (Acciones Preferenciales)	537,509.0	20,783	0 01%	27.5	80.5	33.5	2	-	12.3	34.7
Banco Corfivalle Panamá S A	USD$8.245.6	6,019,000	100.00%	11,800.9	11,800.9	12,245.2	2	444.3	-	-
Bladex S A	-	2,070	0 00%	220.9	40 4	78.6	1	38.2	-	-
C I. Yumbo S A	21,918.9	11,001	0.10%	12.7	11.3	13.7	6	2.4	-	-
Cámara de Compensación de Divisas de Colombia S A	2,494.8	79,687,500	3.19%	79.7	79.7	79.5	6			
Caribu Internacional S A (a)	-	782,278,588	0.00%	782.3	782.3	-		-	-	782.3
Casa de Bolsa Corficolombiana S A	7,605.8	1.186.510	94.50%	4,141.9	7,175 8	7,320.4	2	144.6	-	-
Colmotores S A	610,285.6	38,496	0.12%	248.3	78.9	898 6	2	819.7	-	-
Colombiana de Extrusión S A Extrucol	18,832.2	315,420	20 00%	2,526 0	1,784.8	3,390.5	2	1,605.7	-	-
Colombiana de Licitaciones y Concesiones Ltda.	31,041.7	1,984,422	99.99%	21,781.4	20,437.2	31,041.6	2	10,604 4	-	-
Colombina S A	281,954 6	32,683,321	7.59%	10,184.1	14,823 6	21,297.7	3	6,574.1	-	-
Compañía Aguas de Colombia	5,629.6	560,000	20 00%	448 4	1,098.7	1,125.9	6	-	90.0	841.0
Concesionaria Tibitoc S A	45,873.9	9,086,933	33.33%	12,799.6	9,822.7	14,817.5	3	4,994.8	-	-
Corporación Andina de Fomento	USD3 692.7	12	0.00%	181.6	171.4	264.7	6	93.3	-	-

Continúa....

	Equity Value	No. of shares	Participation %	Acquisition costn	Adjusted cost	Market value	(*)	Valorisation	De-valorisation	Provision
Coviandes S A	112,504.4	68,002	0.25%	237.4	92.8	223.0	6	135 2	-	-
Deposito Central de Valores-Deceval	45,245.5	16,781	3.67%	1,080 9	1,273.0	1,612.3	2	339.3	-	-
Eska de Colombia S A	404,645.4	20,734,072	0.35%	1,721.6	2,205.4	1,416.2	4	-	671.9	1,172.3
Estudios Proyectos e Inversiones de los Andes S. A	91,291.0	31,665,997	94.67%	56,741.0	40,980.3	86,612.0	2	45,631.7	-	-
Estudios y Desarrollos de Infraestuctura S A (d)	3,609.0	882,512	88.25%	1,398.6	1,398.6	3,164.9	3	366.0		
Eternit Colombiana S A	43,773.6	99,850	0.26%	138 8	69.6	109 5	1	39.9	-	-
Empresa de Energia de Bogotá (c)	5,305.210.0	1,253,787	1.46%	77,459.7	77,459.7	77,459.7	2	-	-	-
Fiduciaria Corficolombiana S A	29,309.1	18,774.476	94.50%	25,427.4	19,659.0	27,742.1	2	8,038.1	-	-
Fiduciaria Occidente S A	48,690.6	562,189	4.40%	1,581.6	1,483 8	2,180.8	4	697.0	-	-
Futbolred com S A	338.4	120,000	35.67%	381.6	381.6	119.9	8	-	-	381.6
Gas Natural S.A. E.S P	606,262.2	621,866	1.68%	28,673 5	27,796.8	28,898.8	3	1,102.0	-	-
Gasoducto del Tolima S A	9,074.3	230,711	5 60%	305 7	305.7	526.9	4	221.2	-	-
General de Inversiones S A	1,057.0	1,690	94.50%	1.9	1.9	1.0	8	-	0.9	-
Hoteles Estelar de Colombia S A	106,837.7	24,504.786	84.91%	69,052.1	41,883.8	105,101.1	4	63,217.3	-	-
Huevos Oro Ltda	10,841.9	1,133,593	99.99%	11,442.9	11,197.4	10,841.9	4	-	355.5	4,331.7
IBC Solutions	USD$2.036.5	2,499,275	37.50%	4,900.2	4,900.2	1,497.5	3	-	3,402.7	-
Inducarbón(1)		2,528	0.09%	0.3	1.1	-	10	-	-	1.1
Industria Colombo Andina-Inca S A	22,567.6	1,985,607	0.67%	44.3	43.9	151.2	6	-	-	43.9
Industrias Lehner S A	17,043.1	17,951,215	48.15%	9,513.5	9,984.4	8,097.6	4	-	1,886.8	-
Ingenio la Cabaña	359,208.3	535,436	2.85%	7,144.8	6,323.9	9,411.2	3	3,087.3	-	-
Jardin Plaza S A	32,028.3	888,000	17.76%	10,031.1	10,031.1	5,688.2	6	-	-	-
Leasing de Occidente S A	140,935.8	305,310 960	45 24%	47,227.2	52,599.2	63,761.1	2	11,161.9	-	-
Leasing Corficolombiana S A	51,453.4	99,951.575	94.50%	45,349.1	32,158 6	48,623.9	5	16,465.3	-	-
Lloreda S A	136,668.3	419,990,393	56 26%	66,255.9	131,324.0	76,889.6	2	-	32,572.4	96,751.6
Mavalle S A	6,866.7	30,000	3.75%	257.3	257.3	261.3	1			
Metrex S A	7,640.2	321,782	10 11%	168 4	168.4	324.7	3	156.3	-	-
Organización Pajonales S A	74,722.0	1,060,613	94.99%	24,757.9	24,757.9	70,980.7	3	46,222.8	-	-
Proyectos de Energía S A (c)	-	145,150,848	94.99%	129,189 2	162,489.5	131,465.4	3	-	23,194.1	7,830 0
Petróleos Colombianos Limited	-	17,107	0.05%	97.3	97.3	-	9	-	-	97.3
Petróleos Nacionales S A	-	6,235,383	19.54%	125.3	257.3	-	11	-	-	257.3
Pizano S A	175,650.8	23,327.594	36.00%	31,503 4	27,591.9	18,902.5	4	-	-	8,689 4
Plantaciones Unipalma de los Llanos S A	46,710.2	1,054,175,877	54.53%	19,174.3	12,665 8	25,470.7	4	12,804.9	-	-
Prouniversiones S A	3,897.5	437,266	3.02%	9.6	9 6	5 8	7	-	-	3.8
Promoción Celular S A Promicel	16,359.4	4,680,420	16.64%	5,826.9	4,803 8	2,722.8	4	-	2,081.0	-
Promotora de Inversiones Ruitoque S A	41.4	43,289,334	3.03%	983.7	926.9	565.8	4	-	-	358.1
Promotora la Enseñanza S A .(a)	-	490,042	2.45%	69.8	69.8	-		-	-	69.8
Promotora la Alborada S A (a)	-	991,383,354	1.83%	316.3	316 3	-		-	-	316.3
Promotora Inmobiliaria La Esperanza S A	6,997.3	11,069,059	55.51%	6,739.8	5,657.0	3,684.2	6	-	1,972.8	2,666.3
Promotora y Comercializadora Turística Santamar S A	16,446.3	286,198.636	75.33%	10,277.7	8,802.8	6,602.3	4	-	2,200.5	2,560.7
Proyectos de Infraestructura S A (c)	100,311.9	34,389.667	88.25%	67,757.1	68,375.9	92,336.1	2	23,960.2	-	-
Sociedad de Inversiones en Energía S A	357,635.1	14,485,627	10.70%	21,198.3	18,985.4	38,412.4	3	19,427.0	-	-
Sociedad Hotelera Cien Internacional S A	17,300.0	133,393	0.39%	60.9	58.4	65.0	6	6.6	-	-
Sociedad Transportadora de Gas del Oriente S.A.	47,118 6	16,534,691	20.00%	4,779.1	4,023.3	9,277.2	5	5,253.9	-	-
Tejidos Sintéticos de Colombia S A	19,282.9	52,786.049	94.99%	13,648.7	15,688.9	18,316.8	4	2,627.9	-	-
Textiles el Espinal S A	3,849.6	7,107,259	8.56%	2,399.1	2,399.1	3,410.3	6	1,011.2	-	-
Valla Bursátiles	713 0	509.277	5.06%	34.7	31.2	36 2	2	5.0	-	-
Valora S A	23,635.1	136,998,310	94.85%	22,110.9	19,247.9	22,433.1	3	3,185.2	-	-
Valores de Occidente S. A	3,603.6	832.271	48.99%	1,671.3	1,571.5	1,760.8	2	189.3	-	-
Ventas y Servicios S A	1,915.5	64,599	19.90%	232.6	219.8	305.5	6	85.7	-	-

Continúa....

Provisión General de Inversiones		-	-	419.6
	$ 925,255.30	$ 290,772.50	$ 68,498.20	$ 132,985.6

(a) The Corporation had no updated information as of June 30, 2007, these investments are totally funded.

(b) Investment value is not presented because value in books is lower in figures expressed in million Pesos.

(*) Corresponds to the dates of the certificates used for the valuation of the investments based on equity variations

(1) Equity Value as of June 30, 2007
(2) Equity Value as of May 31, 2007
(3) Equity Value as of April 30, 2007
(4) Equity Value as of March 30, 2007
(5) Equity Value as of December 31, 2006
(6) Equity Value as of September 30, 2006
(7) Equity Value as of June 30, 2006
(8) Equity Value as of May 31, 2006
(9) Equity Value as of November 30, 2005
(10) Equity Value as of December 31, 1996

(c) The Board of Directors of the Corporation authorised the receipt, as dation in payment, of 1.253.787 shares of Empresa de Energía de Bogotá, to cancel the obligations of Proyectos de Energía S.A.. The operation amount was made as follows: Cancellation of the Loan Portfolio for $44,419.5, interest caused in contingent accounts $33,040.2, causation revenue for deferred $16,061.3, reversion of loan portfolio provision $8,811.4. The total operation generated revenue of $57,912.9 for the Corporation.

(d) In April 2007 Proyectos de Infraestructura S.A. split off creating the company Empresa Estudios y Desarrollos de Infraestructura S.A. the split amount was $30.000.0, in June 2007, Estudios y Desarrollos de Infraestructura S.A. made an anticipated distribution of social assets, for entering in a liquidation process, of which $24,710.3 corresponded to the Corporation and generated a revenue of $5,125.4.

With High and Medium Marketability

	Social Capital	June 2007 No. of Shares	Particip. %	Acquisition Cost	Value In Stock Exchange	Market Value
With medium marketability						
Promigas S.A.	13,198.5	19,123.532	14.37	$ 480,780.9	25,489.08	$ 487,441.2
With high marketability						
Tablemac S.A.	20,543.0	3,019.057.079	11.88	4,226.6	10.44	31,519.0
				$ 485,007.5		$ 518,960.2
Other Securities- Fibratolima						$ 1,347.3

TOTAL INVESTMENTS AVAILABLE FOR SALE $1,445,562.8

Investments Available for sale Participative Securities with Low or Minimum Marketability

	December 2006									
	Equity Value	No. of shares	Particip. %	Acquisition cost	Adjusted cost	Equity Value	(*)	Valorization	De-valorization	Provision
Aerocali S.A.	10,148.4	126,654	33.33%	2,258.5	3,356.8	3,381.8	2	-	-	3,356.8
Agrotrmbio S.A.	2,287.2	547,005	25.38%	1,398.6	1,318.0	575.4	4	-	-	1,318.0
Alimentos derivados de la Caña	-	62,000	0.31%	26.1	26.1	-		-	-	-

Continúa....

Aquacultivos del Caribe S. A.	9,672.9	108,000	5.47%	658.8	477.4	528.1	4	51.7	-	-
AV Villas (Acciones Ordinarias) (d)	508,980.5	11	0.00%	-	-	-	2	-	-	-
AV Villas (Acciones Preferenciales)	508,980.5	20,783	0.01%	27.5	85.5	50.8	2	-	-	34.7
Banco Corfivalle Panamá S.A.	USD$8,484.738.1	6,019,000	100.00%	14,518.0	13,475.3	14,518.0	2	1,042.7	-	-
Bladex S.A.	-	2,070	0.00%	220.9	48.1	76.9	1	30.8	-	-
C.I. Yumbo S.A.	21,314.4	11,001	0.10%	12.7	11.3	21.3	6	10.0	-	-
Caribu Internacional S.A. (b)	-	782,278,588	0.00%	782.3	782.3	-		-	-	782.3
Casa de Bolsa CorficolombianaS.A. (a)	7,455.9	947,179	94.50%	1,509.8	4,543.7	7,055.2	2	2,511.5	-	-
Centro Motor S. A.	3,760.9	28,417	10.62%	257.0	399.4	399.4	4	-	-	-
Colmotores S.A.	562,229.5	38,498	0.12%	248.3	78.9	663.4	1	584.5	-	-
Colombiana de Extrusión S.A. Extrucol	18,852.0	315,420	20.00%	2,526.0	1,784.8	3,370.4	3	1,585.6	-	-
Colombiana de Licitaciones y Concesiones Ltda.	29,898.9	1,964,422	99.99%	21,781.4	20,437.2	29,897.3	2	9,459.9	-	-
Colombina S.A.	268,318.4	32,683,321	7.59%	10,184.1	14,823.6	20,365.4	3	5,541.8	-	-
Compañía Aguas de Colombia	5,200.7	560,000	20.00%	448.4	1,096.7	165.7	3	-	90.0	841.0
Concesionaria Tibitoc S.A.	44,591.6	9,086,933	33.33%	12,799.6	9,822.7	14,863.9	2	5,041.2	-	-
Corporación Andina de Fomento	USD$756.0	12	0.00%	181.6	195.9	338.5	2	142.6	-	-
Coviandes S.A.	105,493.0	68,002	0.25%	237.4	92.8	263.8	3	171.0	-	-
Deposito Central de Valores-Deceval	49,163.9	15,953	3.67%	985.4	1,177.4	1,806.1	2	628.7	-	-
Enka de Colombia S.A.	373,311.0	20,734,072	0.36%	1,721.8	2,206.4	617.9	6	-	415.2	1,172.3
Estudios Proyectos e Inversiones de los Andes	88,989.	31,665,997	94.87%	56,741.0	40,980.3	84,428.2	2	43,447.9	-	-
Eternit Colombiana S. A.	44,123.9	99,850	0.25%	138.8	69.6	109.5	4	39.8	-	-
Fiduciaria Corficolombiana S.A. (a)	25,896.7	18,562,232	94.50%	22,109.0	18,340.7	24,472.4	2	6,131.7	-	-
Fiduciaria Occidente S. A.	45,199.2	562,189	4.99%	1,561.8	1,483.8	2,257.5	4	773.7	-	-
Frigoríficos Colombianos S.A.	4,522.2	22,401,139	45.16%	3,186.3	3,094.7	2,042.3	2	-	1,052.4	-
Futbolred.com S.A.	-2,975.3	120,000	35.67%	361.6	361.6	-10.6	7	-	-	361.6
Gas Natural S.A. E.S.P.	575,150.7	621,868	1.68%	28,873.5	28,873.5	30,059.2	2	1,185.7	-	-

	Equity Value	No. of shares	Particip. %	Acquisition cost	Adjusted cost	Market value	(*)	Valorization	De-valorization	Provision
Gasoducto del Tolima S.A.	8,799.1	230,711	5.80%	305.7	305.7	510.2	6	204.5	-	-
General de Inversiones S.A.	1.1	1,890	94.50%	1.9	1.9	1.0	2	-	0.8	-
Hoteles Estelar de Colombia S.A.	125,899.3	24,286,705	84.91%	89,062.1	40,924.5	106,901.1	2	65,976.6	-	-
Huevos Oro Ltda.	10,845.5	1,133,593	99.99%	11,442.9	11,197.4	6,513.9	3	-	351.8	4,331.7
IBC Solutions	USD$1,443.132	2,499,275	37.50%	4,900.2	5,595.4	1,211.7	2	-	4,383.7	-
Inducartón	609.4	2,528	0.00%	0.3	1.1	-	9	-	-	1.1
Industria Colombo Andina-Inca S.A.	17,553.6	1,985,607	0.67%	44.3	72.1	26.6	5	-	-	45.5
Industrias Lehner S.A.	11,289.1	17,951,215	48.15%	8,513.5	9,984.4	3,082.5	3	-	4,548.3	2,373.6
Ingenio la Cabaña	359,208.3	535,438	2.85%	7,144.8	6,323.9	10,229.6	3	3,905.7	-	-
Inversiones Extrucol S.A.	3,558.7	315,420	20.00%	62.5	62.5	711.8	3	649.3	-	-
Jardín Plaza S.A.	-	888,000	17.76%	10,031.1	10,031.1	-		-	-	-
Leasing de Occidente S.A.	125,678.1	289,511,268	45.24%	44,037.9	49,410.0	56,813.5	2	7,403.5	-	-
Leasing Corficolombiana S.A. (a)	49,517.8	91,177,928	94.50%	40,742.8	27,552.5	46,794.4	2	19,241.9	-	-
Lloreda S.A.	118,660.4	419,990,393	56.26%	68,255.9	131,324.0	65,833.1	3	-	32,572.4	98,751.8
Metrex S.A.	9,661.4	321,782	10.11%	158.3	249.3	158.3	3	-	-	91.0
Organización Pajonales S.A. (e)	71,973.7	1,050,813	94.99%	24,757.9	24,757.9	68,367.3	7	43,609.4	-	-
Proyectos de Energía S.A. (f)	-	145,150,848	94.99%	129,189.2	162,489.5	190,469.0	2	27,979.5	-	-
Petróleos Colombianos Limited	-	17,107	0.05%	97.3	111.1	6.9	8	-	-	111.1
Petróleos Nacionales S.A.(b)	-	6,235,383	19.54%	125.2	257.3	-	10	-	-	257.3
Pizano S.A.	163,930.5	16,540,378	25.52%	25,877.0	21,965.5	28,404.8	4	-	-	8,439.3
Plantaciones Unipalma de los Llanos S.A.	47,473.7	1,054,175,877	54.53%	19,174.3	12,665.8	25,887.6	2	13,221.8	-	-
Proinversiones S.A.	3,897.5	437,266	3.02%	9.6	9.6	5.8	4	-	-	3.8
Promisión Celular S.A. Promicel	16,276.3	4,680,420	18.64%	5,828.9	4,803.8	2,708.8	4	-	2,095.0	-
Promotora de Inversiones Ruitoque S. A.	39,244.8	43,289,334	3.03%	983.7	939.1	581.0	4	-		358.1
Promotora Inmobiliaria La Esperanza S.A.	7,007.8	11,083,059	55.51%	6,739.8	5,837.0	1,240.3	3	-	1,950.4	2,656.3

Continúa....

Promotora y Comercializadora Turística Santamar	18,627.8	285,998,636	75.33%	10,277.7	8,796.9	4,551.2	3	-	1,687.4	2,578.3
Proyectos de Infraestructura S.A.	122,829.7	35,272,179	88.25%	97,757.0	89,359.7	108,393.3	3	19,033.6	-	-
Proyectos Energéticos del Cauca S.A.	40,231.3	17,955	10.70%	3,165.3	3,177.2	4,304.9	6	1,127.7	-	-
Sociedad de Inversiones en Energía S.A.	341,121.3	14,485,627	10.31%	21,196.3	18,985.4	36,525.0	3	17,539.6	-	-
Sociedad Hotelera Cien Internacional S.A.	16,406.9	133,393	0.39%	60.9	58.4	64.0	4	5.6	-	-
Sociedad Transportadora de Gas del Oriente S.A.	39,434.8	18,534,891	20.00%	4,779.1	4,023.3	7,887.0	6	3,863.7	-	-
Tejidos Sintéticos de Colombia S.A.	19,506.8	48,303,700	94.99%	13,648.7	15,133.1	18,529.5	3	3,396.4	-	-
Textiles el Espinal S.A.	40,726.0	7,107,259	8.56%	2,399.1	2,399.1	3,486.1	7	1,087.0	-	-
Valle Bursátiles	719.6	134,277	1.33%	34.7	4.5	9.6	3	5.1	-	-
Valora S.A.	23,017.2	138,998,310	94.96%	22,119.9	19,247.9	21,855.0	3	2,607.1	-	-
Valores de Occidente S. A.	4,411.7	698,224	48.99%	1,535.2	1,435.4	2,161.7	2	726.3	-	-
Valores Diaco S.A.	103,995.8	1,971,985	0.14%	48.2	48.2	145.6	2	97.4	-	-
Ventas y Servicios S. A.	1,853.0	64,599	19.90%	232.6	219.6	369.0	3	149.2	-	-
Provisión General de Inversiones (c)								-	-	999.5
					$ 1,657,222.80			$ 312,211.8	$ 49,177.5	$ 126,874.9

(a) Before Casa de Bolsa S.A. , Fiduciaria del Valle S.A., Leasing del Valle S.A.

(b) They do not present a market value because the Corporation had no updated information as of December 31· 2006, these investments are totally provisioned/funded

(c) Provision for covering future risks

(d) Investment value is not presented because value in books is lower in figures expressed in million Pesos

Organización Pajonales S.A.

(e) On December 5th, 2006, the Superintendence of Corporations authorised the statutory reform consisting of the merger of the companies denominated Compañía Agropecuaria e Industrial Pajonales S.A., Agromáquinas S.A., Molino Pajonales S.A., Desmotadora del Norte del Tolima S.A., on which the first company shall the absorbing company, and the others the absorbed ones. This economic fact generated no significant variations in the portfolio of the Corporation, with the effect of a decrease in the appreciations for the sum of $2.422.0

Proyectos de Energía S.A.

(f) On December 29, 2006 public deed No. 5111 of Notaría Treinta y Seis de Bogotá (Notary' Office Thirty Six of Bogotá) was recorded, executed on December 28, whereby the company Central Hidroeléctrica Betania S.A. E.S.P is split off, consequently by the effect of the split-off, Proyectos de Energía S.A becomes to be the owner of 3.271.505 shares of Empresa de Energía de Bogotá S.A. E.S.P and the Electrical Sub-Station. This economic fact generated no variation in the financial statements of the Corporation.

(*) It corresponds to the dates of the certificates used for the valuation of the investments based on equity variations

(1) Equity value as of December I 26 and 19, 2006
(2) Equity value as of November 30, 2006
(2) Equity value as of October 31, 2006
(3) Equity value as of September 30, 2006
(4) Equity value as of August 31, 2006
(5) Equity value as of July 31, 2006
(6) Equity value as of June 30, 2006
(7) Equity value as of May 31, 2006
(8) Equity value as of November 30, 2005
(9) Equity value as of December 31, 1996

With High and Medium Marketability

December 2006

	Social Capital	No. of Shares	Particip. %.	Acquisition Cost	Value in Stock Exch	Market Value
With medium marketability						
Promigas S.A.(*)	13,198.5	19,123.532	14.37	$ 480,760.9	27,030.63	$ 516,921.1
With high marketability						

Continúa....

Tablemac S.A.	20,543.0	3,019.057.079	11.88	4,226.6	6.96	21,012.6
				$ 485,007.5		$ 537,933.7
Other Securities- Fibratolima						$ 1,347.3

TOTAL INVESTMENTS AVAILABLE FOR SALE $1,396,503.8

(*)For October 2006, Promigas moved from medium to low marketability; therefore the Corporation entered the revenue recorded in equity as non realised (undistributed) profits for the sum of $504.491.0, in conformity with the provisions of letter d. numeral 6.2.1 of chapter I of External Letter 100. On December 26th, 2006, 13.211.427 Promigas S.A. shares were sold to the company Prisma Energy Internacional Inc., equivalent to 9.94% of the social capital, at a price of $27.000 pesos per share, through an auction operation organised by Bolsa de Valores de Colombia S.A (Colombia Stock Exchange), that generated a profit of $24,582.7. In conformity with article 1° of decree 2336 of 1995 income generated by the application of special valuation systems that has not been caused fiscally must be taken to a reserve, the value to be constituted on profits not fiscally realised (distributed) of Promigas S. A amounts the sum of $241.661.7.

There are no economic or legal restrictions on the Investments.

The Corporation evaluated under credit risks all investments in participative securities, except investments made in securities rated by Superintendence of Finance as of high and medium negotiability. The result was as follows:

Continúa....

	Rating		Provision for Credit Risk	
	June 2007	December 2006	June 2007	December 2006
Aerocali S.A.	D	D	$ 3,356.8	$ 3,356.8
Agrotimbio S.A.	-	E	-	1,318.0
	June 2007	December 2006	June 2007	December 2006
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	A	A	-	-
AV Villas	A	A	-	-
Banco Corfivalle (Panamá) S.A.	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782.3	782.3
Cámara de Compensación de Divisas de Colombia S.A.	A	-	-	-
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Centro Motor S.A.	-	A	-	-
Colmotores S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones LTDA.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	D	D	841.0	841.0
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Enka de Colombia S.A.	C	C	688.7	688.7
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Estudios y desarrollo de infraestructura S.A.	A	-	-	-
Eternit Colombiana S.A.	B	B	-	-
Empresa de Energía de Bogotá	A	-	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Frigoríficos Colombianos S.A.	-	A	-	-
Futbolret.com S.A.	E	E	361.6	361.6
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
General de Inversiones S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	C	C	4,331.7	4,331.7
IBC Solutions	A	A	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	C	C	43.7	45.5
Industrias Lehner S.A.	A	B	-	2,373.6
Ingenio la Cabaña	A	A	-	-
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Lloreda S.A.	E	E	98,751.6	98,751.6
Mayagüez S.A.	-	A	-	-
Mavalle S.A.	A	-	-	-
Metrex S.A.	A	B	-	91.0
Organización Pajonales S.A.	A	A	-	-
Proyectos de Energia S.A	A	A	-	-
Petróleos Colombianos Limited	E	E	97.4	111.1
Petróleos Nacionales S.A.	E	E	257.3	257.3
Pizano S.A.	C	C	8.689.8	6,439.3

Continúa....

Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	3.8
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	358.1	358.1
Promotora Inmobiliaria La Esperanza S.A.	C	C	2,666.3	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,580.3	2,578.3
Promotora la Alborada S.A.	E	-	316.3	-
Promotora la Enseñanza S.A.	E	-	69.8	
Proyectos de Infraestructura S.A.	A	A	-	-
Proyectos Energéticos del Cauca S.A.	-	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
	June 2007	December 2006	June 2007	December 2006
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	A	A	-	-
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Valores Cineco S.A.	-	A	-	-
Valores de Occidente S.A.	A	A	-	-
Valores Diaco S.A.	-	A	-	-
Ventas y Servicios	A	A	-	-
		$	124,197.6	125,357.1
Provision				
Participative securities market risk provision (1)			8,348.4	518.3
Investment general provision			419.6	999.5
			$132,965.6	126,874.9
Fibratolima mixed securities provision			1,347.3	1,347.3
Debt securities provision			7,855.3	8,018.5
TOTAL PROVISIONS			$ 142,168.2	$ 136,240.7

(1)Variation corresponds to the constitution of the future risks provision to Proyectos de Energía S.A.

Investments Provision

	June 2007	December 2006
Initial Balance	$ 136.240.7	110,553.1
Plus:		
Provision charged to expenses of the fiscal period	11.413.1	32,763.0
	147.653.8	143.316.1
Minus:		
Provision restitutions	4.739.8	4,618.2
Use in sale of investments	-	2,441.1
Adjustment in change	13.8	16.1
For liquidation of the Agrotimbio investment	732.0	-
	$ 142.168.2	136.240.7
Final balance		

Continúa....

Maturity of investments is as follows:

PORTFOLIO June 30, 2007	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General total
Negotiable	49,448	11,866	2,861	3,533	23,949	408,491	500,147
Available	-	-	-	-	10,120	433,903	444,022
At maturity	1,428	202	535	2,227	20,676	49,539	74,608
General Total	50,876	12,068	3,396	5,760	54,745	891,933	1,018,777
CONSOLIDATED FORWARD SECURITIES PURCHASE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General Total
RIGHTS	220,495	1,994	804	-	-	-	223,293
OBLIGATION	- 220,965	- 1,995	-805	-	-	-	- 223,765
TOTAL	-470	-1	-1	-	-	-	-472
CONSOLIDATED FORWARD SECURITIES SALE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
RIGHTS	209,453.1	-	-	-	-	-	209,453.1
OBLIGATION	- 207,422.1	-	-	-	-	-	- 207,422.1
TOTAL	2,031	-	-	-	-	-	2,031
FORWARD FOREIGN CURRENCY PURCHASE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
RIGHTS	913,360.0	269,601.1	8,664.3	237,715.4	218,617.8	9,803.1	1,657,761.7
OBLIGATION	- 925,048.4	- 278,127.3	- 8,631.8	- 251,219.5	- 223,760.1	- 9,825.2	- 1,696,612.4
TOTAL	-11,688.4	-8,526.2	32.6	-13,504.2	--5,142.3	--22.1	--38,850.7
FORWARD FOREIGN CURRENCY SALE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
RIGHTS	1,204,688.5	253,945.2	168,705.4	192,476.8	169,035.4	132.7	1,988,984.1
OBLIGATION	- 1,179,805.3	- 222,281.2	- 159,622.2	- 173,675.2	- 154,548.5	-129.4	- 1,890,061.8
TOTAL	24,883.1	31,664.0	9,083.3	18,801.6	14,486.9	3.3	98,922

PORTFOLIO DECEMBER 30, 2006							
CONSOLIDATED PORTFOLIO	1 MONTH	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
Negotiables	107,784	5,706	2,255	11,609	29 752	548,532	705,638
Available	-	-	-	-	-	261,734	261,734
At maturity	17	5,083	-	17,920	4,405	47,671	75,095
Total general	107,801	10,790	2,255	29,499	34,266	857,938	1,042,467
CONSOLIDATED FORWARD SECURITIES PURCHASE	1MONTH	FROM 31 TO 60	FROM 61 TO 90 DAYS	FROM 91 TO 180	FROM 181 TO 360 DAYS	MORE THAN	Total general

Continúa....

		DAYS		DAYS		360 DAYS	
RIGHTS	86,596	126,838	-	-	-	-	213,437
OBLIGATION	-86,596	-126,932	-	-	-	-	-213,528
TOTAL	2	-94	-	-	-	-	-92

CONSOLIDATED FORWARD SECIRITIES SALE	1 MONTH	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
RIGHTS	247,661.5	141,663.1	-	-	-	-	389,324.6
OBLIGATION	-249,769.9	-142,548.7	-	-	-	-	-392,318.5
TOTAL	-2,108.4	-885.6	-	-	-	-	-2,993.9

FORWARD FOREIGN CURRENCY PURCHASE	1 MONTH	FROM 31 TO 60 DAYS	TO1 A 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
RIGHTS	1,108,710.9	149,228.1	44,775.8	65,084.8	-	-	1,367,799.6
OBLIGATION	-1,130,228.0	-152,579.0	-46,625.7	-67,936.5	-	-	-1,397,369.2
TOTAL	-21,517.1	-3,350.9	-1,849.9	-2,851.8	-	-	-29,569.7

FORWARD FOREIGN CURRENCY SALE	1 MONTH	FROM 31 TO 60 DAYSS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	Total general
RIGHTS	903,332.4	233,362.8	103,601.0	267,461.3	250,741.5	749.3	1,759,248.3
OBLIGATION	-859,212.1	-220,123.6	-98,615.8	-244,079.7	-237,021.7	-727.4	-1,659,780.3
TOTAL	44,120.3	13,239.1	4,985.2	23,381.7	13,719.7	21.9	99,468

(7) Loan Portfolio

Loan portfolio corresponded to commercial in force – other guaranties for the sum of $91.3 and $47,388.2 as of June 30, 2007 and December 31, 2006.

The following is the detail of portfolio by geographic zone:

City		June 2007 Balance	% Particip	December 2006 Balance	% Particip
Bogotá	$	91.3	100	2,648.6	5.6
Cali				44,419.5	93.7
Medellín				137.5	0.3
Barranquilla		-		182.6	0.4
Total (*)	$	91.3		47,388.2	

(*) Decrease in Loan portfolio obeys to the cancellation of the Proyectos de Energía loan as it appears in Note 6.

The following is the portfolio detail by economic destination:

	June 2007 Balance	% Particip		December 2006 Balance	% Particip
Manufacture of textile products, garments, leather and its products	-		$	137.5	0.29%
Services provided to Companies	-			44,519.5	93.74%
Wholesale and retail trade	91.3	100%		1,915.8	4.04%
Health, teaching, entertainment and culture services	-			915.4	1.93%

Continúa....

$ 91.3	$ 47,388.2

As of June 30, 2007 and December 31, 2006 the Corporation evaluated 100% of the loan portfolio, interest and other concepts. The rating result was as follows:

June 2007	Capital	Interest	Others Concepts	Total	Guaranty	Provision Capital	Provision Interest and other	Total Provision
Other guaranties Commercial								
A - Normal	91.3	1.1	11,146.8	11,239.2		0.9	527.2	528.1
B - Acceptable	-	-	0.2	0.2		-	-	-
C - Appreciable	-	-	1.5	1.5		-	1.5	1.5
D - Significant	-	-	2.5	2.5		-	2.5	2.5
E – No recoverable	-	-	212.5	212.5		-	212.5	212.5
	91.3	1.1	11,363.5	11,455.9		-	743.7	744.6
General Provision	-	-	-	-		0.9	-	0.9
	91.3	1.1	11,363.5	11,455.9		1.8	743.7	743.7

December 2006	Capital	Interest	Other Concepts	Total	Guaranty	Provision Capital	Provision Interest and other	Total Provision
Other Guaranties Commercial								
A - Normal	$ 47,388.2	19.3	26,961.7	$ 74,369.2	$ 169.006	8,833.3	-	8,833.3
B - Acceptable	-	-	5.9	5.9	-	-	-	-
C - Appreciable	-	-	21.5	21.5	-	-	21.5	21.5
D - Significant	-	-	95.1	95.1	-	-	95.0	95.0
E - No recoverable	-	-	588.1	588.1	-	-	588.1	588.1
	47,388.2	19.3	27,672.3	75,079.8	$ 169.006	8,833.3	704.6	9,537.9
General Provision						473.9		
	$ 47,388.2	19.3	27,672.3	$ 75,079.8	-	9,307.2	704.6	9,537.9

Provision for Loan Portfolio

		June 2007	December 2006
Initial balance	$	9,307.2	9,351.7
Plus:			
Provision charged to expenses		-	25.5
		9,307.2	9,377.2
Minus:			
Provision reimbursements taken to commercial revenue		9.305.4	70.0
Final balance	$	1.8	9.307.2
TOTAL LOAN PORTFOLIO	$	89.5	$ 38.081.0

(8) Acceptances and Derivatives

Cash operation rights	$	190,277.7	106,194.9
Cash operation obligations		(190,470.0)	(106,194.3)
Forward operation rights		3,711,660.0	3,585,275.3
Forward operation obligations		(3,651,210.8)	(3,518,463.1)
Future sale rights		178,074.4	38,338.8
Future sale obligations		(178,074.4)	(38,338.8)
Swap Rights		1,648.6	3,347.8
Swap obligations		(1,278.8)	(2,923.5)
	$	60,626.7	67,237.1

Continúa....

The Corporation has defined that it has to cover its risk due to the difference in change generated by its own position (assets less liabilities in foreign currency), what leads to make coverage operations by means of carrying out futures contracts and operations with by-products, when the market situation is worth it.

	June-07				Dec-06			
	Sale	Variation %	Purchase	Variation %	Sale	Variation %	Purchase	Variation %
Rights								
Foreign currency	1.848.733,5	2,96%	1.619.586,9	1,29%	1.795.682,0	38,34%	1.598.963,4	23,88%
Securities	245.288,8	-22,40%	161.889,2	-28,65%	316.088,0	15,10%	220.405,3	22,89%
	2.094.022,3		1.781.476.1		2.111.770,0		1.819.368,7	
Obligations								
Foreign Currency	1.752.902,1	0,59%	1.655.499,6	31,01%	1.742.636,1	32,21%	1.263.654,5	27,75%
Securities	244.456,1	-23,06%	162.162,8	-8,88%	317.724,5	16,64%	177.964,2	23,94%
	1.997.358,2		1.817.662,4		2.060.360,6		1.441.618,7	
	Profit		Loss		Profit		Loss	
Monthly average result	21.978,4	10,66%	17.023,3	100,00%	19.862,0	235,16%	19.853,0	100,00%

Minimum and maximum terms oscillated between 2 and 365 days during fiscal periods ending on June 30, 2007 and December 31, 2006.

There were no limitations or restrictions of any type for the execution of these contracts.

(9) Accounts Receivable

Interest

		June 2007	December 2006
Loan portfolio	$	1.1	19.3
Other:			
Sold Inter-bank Funds		75.9	4.7
Loans to employees		74.1	29.1
Sundry		195.5	2.216.8
	$	346.6	2.269.9

Others

		June 2007	December 2006
Dividends and participations	$	10.293.0	5,521.8
Leasing		313.1	353.4
Sale of goods and services		7.462.7	21,099.5
Payments on account of clients		183.9	185.5
Prepayments contracts and suppliers		1,822.9	1,777.9
Advances to personnel		53.5	53.7
Sale tax to be paid		2,993.3	2,389.2
Sundry (1)		35.086.2	10.031.7
	$	58.208.6	41.412.7

(1) This item included, among others:

- As of June 30, 2007: Accounts receivable for re-purchase operations by the Republic of Colombia of Bonuses issues 2009 and 2010 with fulfilment date July 5, 2007 corresponding to the following: Wachovia Securities $29,305.4, Currency Desk operations with the following clients: Aseguradora Colseguros S.A. $1,581.7, Standard Bank London N.Y $701.1

Continúa....

- As of December 31, 2006: Accounts receivable for assignment of rights of Proyectos de Energía income for the sum of $4,756, Accounts receivable for Non Delevey liquidity operations with fulfilment date January 2nd, 2007 corresponding to the following clients: Valores Incorporados Holding $2,656.0, Fondo de Pensiones Voluntarias Skandia $901.0 and Citibak $192.6. Accounts receivable for operations with C.I. Intercontex to Patrimonios autónomos Carsa S.A. administered by Fiduciaria Corficolombiana for $212.5.

Provision for Accounts Receivable

Initial balance	$	1,618.6	1,904.6
Plus:			
Provision charged to commercial operation expenses		153.1	824.3
Adjustment former period posting		495.7	-
		2,267.4	2,728.9
Minus:			
Reimbursements of commercial provision		169.1	614.6
Accounts receivable commercial penalised		-	495.7
	$	2,098.3	1,618.6

Realizable Goods and Goods and received as dation in payment

Description	Adjusted Cost	Provision	Value Books	Coverage Percentage Provision	Average Time tenancy
	June 2007				
Real Estate:	$ 33,421.3	26,566.2	6,855.1	79.4%	85
Movables :					
Machinery	77.5	77.5	-	100.0%	58
Other Securities	2,382.9	2,382.9	-	100.0%	27
Subtotal Movables	2,460.4	2,460.4	6,855.1		
Total	$ 35,881.7	29,026.6	6,855.1		

Description	Adjusted Cost	Provision	Value Books	Coverage Percentage Provision	Average Time tenancy
	December 2006				
Real Estate	$ 51,349.3	40,007.3	11,342.0	77.9%	83
Movables :					
Machinery	77.5	77.5	-	100.0%	50
Stock	69.8	69.8	-	100.0%	3
Other Securities	2,382.9	2,382.9	-	100.0%	39
Subtotal Movables	2,530.2	2,530.2	-		
Total	$ 53,879.5	42,537.5	11,342.0		

Goods not used in the social purpose

	June 2007	December 2006

Continúa....

Land	$	596.0	10.1
Buildings		60.2	400.0
	$	656.2	410.1
Depreciation		(58.5)	(163.8)

The Management considers that immobilisation and materiality of these assets shall not produce important negative effects on the financial statements. At present the Corporation takes the necessary steps for the realization of these goods within the terms established by Superintendence of Finance. In general terms, goods are in good condition, for those suffering wear and tear, the necessary provisions have been constituted.

The Corporation has appraisals and insurance policies for all its goods.

Provision for Goods Received in Payment

Initial Balance	$ 42,537.5	$ 63,228.8
Plus:		
Provision charged to expenses of the period(*)	314.0	1,435.3
	42,851.5	64,664.1
	June 2007	December 2006
Minus:		
Provision reimbursements	72.5	-
Use sale goods received in payment	13,752.4	9,769.3
Reclassification provision to rights in BRDPS trusts	-	12,357.3
	$ 29,026.6	$ 42,537.5

(*) In the goods received in payment provision during the first semester of 2007 an additional provision of $99.4 was posted corresponding to the provision Rights in goods received in payment trust.

(10) Property and Equipment

Land	$	3,525.7	4,393.2
Buildings		13,965.2	18,289.1
Equipment, furniture and fixtures		8,942.1	8,934.6
Computers		9,278.9	9,201.9
Vehicles		932.4	905.7
		36.644.3	41,724.5
Depreciations			
Buildings		(8,001.3)	(9,612.1)
Equipment, furniture and fixtures		(7,826.5)	(7,762.5)
Computers		(8,878.3)	(8,795.7)
Vehicles		(253.0)	(251.4)
		24.959.1	26,421.7
Minus:			
Provision		300.0	-
Total properties and equipment	$	11,385.2	15,302.8
Valorisations		19,908.8	17,689.7
	$	19,908.8	17,689.7

Continúa....

Total depreciation recorded to expenses during the first semester of 2007 and second semester of 2006 was of $642.1 and $878.6 respectively.

The Corporation has maintained the necessary measures for the conservation and protection of its assets. As of June, 2007 and December 31, 2006 insurance policies existed to cover subtraction, fire, earthquake, riot, mutiny, explosion, volcanic eruption, low tension, land property, loss or damage to offices and vehicles.

The Corporation has appraisals of its Real estate and there are no mortgages or ownership reserve on the goods, nor have they been assigned in collateral.

(11) Other Assets

Permanent Contributions

As of June 30, 2007 and December 31, 2006 permanent contributions existed in social clubs for the sum of $83.2.

Early Expenses and Deferred Charges

Movement of early expenses and deferred charges during semesters ending on June 30, 2007 and December 31, 2006 is as follows:

	June 2007	Amortisation	Charges	December 2006
Early Expenses				
Interest	$ 0.3	158.1	157.9	$ 0.5
Insurance	83.4	1.820.4	1.447.8	456.0
Maintenance of software	11.5	13.4	19.7	5.2
Commissions paid for by- products	-	494.0	-	494.0
Other	106.3	482.9	436.6	152.6
Deferred Charges:				
Organisation and pre-operatives	71.1	12.1	-	83.2
Refurbishing	362.9	106.7	469.6	-
Studies and Projects	27.9	84.0	-	111.9
Software	805.9	316.4	290.0	832.3
Utensils and stationary	33.7	77.7	48.6	62.8
Improvements to properties in leasing	17.0	17.0	-	34.0
Publicity and advertising	585.5	122.3	-	707.8
Taxes	259.8	123.9	383.7	-
Contributions and affiliations	-	503.7	503.7	-
Loss in investment valuation (*)	82.1	1.238.9	-	1.321.0
Other	67.7	118.9	2.5	184.1
	$ 2.515.1	5.690.4	3.760.1	$ 4.445.4

(*) Derived from updating of valuation margins according to resolution 1227 of July 14th, 2006. From the amount of $2,464.1to be deferred, as of June 2007 and December 31, 2006, the sums of $1.238.9 and $1,143.1 respectively were amortised.

Continúa....

Other

		June 2007	December 2006
Loans to employees	$	2.597.0	2,886.2
Other loans to employees		2.7	2.7
Deposits in guaranty		25.7	25.7
Deposits in future agreements		28.369.3	4,643.3
Art and cultural goods		252.9	252.9
Rights in trust (1)		57.141.7	58,182.9
Sundry (2)		10.599.2	107.9
	$	98.988.5	66.101.6

(2) This item includes as of June 30, 2007: Income Advance $3,707.4, Withholding System (Pay as you earn P.A.Y.E.) $6,782.6

(1) Rights in Trust

Trust for real estate development	$	35.912.8	41,771.7
Portfolio administration Trust (*)		5,195.9	354.5
Trust convertible goods and received in payment		15,687.4	15,711.1
Property and equipment trust		345.6	345.6
	$	57.141.7	58.182.9

According to note 3 "Transfer of assets, liabilities and contracts" of the Financial Statements as of June 2006, Equity B rights were transferred to Banco de Bogotá; the contract provided that benefits or recoveries received in excess of the nominal value of the equity, discounted from the funding cost and administration, shall be for Corficolombiana. Taking into account that Banco de Bogotá recovered the nominal value of this equity, it transferred to the Corporation Equity B rights. The amount of $7,170.8 was therefore recorded with counter entry to a deferred income that is being recorded as the fiduciary receives payments.

Rating of Credits to employees

The detailed rating of Credits to Employees and Ex-employees is as follows:

		June 2007				
		Housing Consumer	Interest	Total	Provision	Guaranties
Rating of Credits to employees						
A- Normal	$	2,129.0	11.6	2,140.6	-	3,494.8
	$	2,129.0	11.6	2,140.6	-	3,494.8

Rating of Credits to Ex-employees

		June 2007				
		Housing Consumer	Interest	Total	Provision	Guaranties
A- Normal	$	304.8	1.4	306.2	-	652.3
B- Subnormal		3.0	0.1	3.1	-	9.0
E- Non-recoverable		160.2	17.7	177.9	166.5	190.6
	$	468.0	19.2	487.2	166.5	851.9

Continúa....

		December 2006				
		Housing Consumer	Interest	Total	Provision	Guaranties
Rating of Credits to Employees						
A- Normal	$	2,357.1	8.3	2.365.4	-	3,403.0
D- Difficult collection		3.5	-	3.5	-	4.8
	$	2,360.6	8.3	2,368.9	-	3,407.8

Rating of Credits to Ex-employees

		December 2006				
		Housing Consumer	Interest	Total	Provision	Guaranties
A- Normal	$	320.4	2.0	322.4	-	542.7
B- Subnormal		29.4	0.6	30.0	-	44.0
C- Deficient		2.1	-	2.1	-	4.3
D- Difficult collection		5.6	-	5.6	-	20.0
E- Non recoverable		168.1	18.1	186.2	157.8	158.4
	$	525.6	20.7	546.3	157.8	769.4

Provision Other Assets

		June 2007	December 2006
Initial balance	$	23.237.5	11,038.4
Plus:			
Provision charged to expenses of the period		240.6	47.8
Transfer provision of goods received in payment		-	12,357.3
		23,478.1	23,443.5
Minus:			
Reimbursement of provision		548.6	205.3
Use in sale rights trusts goods received in payment		19.0	0.7
Final balance	$	22,910.5	23,237.5

(12) Deposits and Current Liabilities

Term Certificates of Deposit:			
Issued at less than 6 months	$	140,753.0	186,894.5
Issued equal to 6 months and less than 12 months		233,995.5	271,862.5
Issued equal or greater than 12 months		299,699.3	393,762.8
	$	674,447.8	852,519.8
Savings accounts		188.673.4	145,147.8
Special deposits		117.5	148.2
Banks and correspondents		3,911.2	2,794.8
Current liabilities bank services		353.4	1,392.1
	$	867,503.3	1,002,002.9

(13) <u>Inter-bank Funds Purchased and Repurchase Agreements</u>

Continúa....

Investments Repurchase Commitments	$	553.935.4	504,784.3
Inter-bank Funds purchased		61.975.0	49.170.0
	$	615.910.4	553.954.3

Rates used in these operations during the first semester of 2007 oscillated between 9.66% and 3.09 %; for the second semester of 2006 oscillated 7.89% and 3.09%.

(14) Bank Credits and Other Financial Obligations

Bank credits and other financial obligations include balances with short and long term maturities with a detail as follows:

	June 2007					
	Capital	Interest	Effective Interest Rate	Short Term	Medium Term	Total
Banks abroad	$ 29.409.1	22.7	LIB+0.25%	29.409.1	-	29.409.1
Dollars	$ 29.409.1	22.7	LIB+0.25%	29.409.1	-	29.409.1

	December 2006					
	Capital	Interest	Effective Interest Rate	Short Term	Medium Term	Total
Foreign Banks	$ 2,635.3	13,6	5.7%	2,635.3	-	2,635.3
Dollars	$ 2,635.3	13.6	5.7%	2,635.3	-	2,635.3

(16) Accounts Payable

Other

		June 2007	December 2006
Taxes:			
Sales Tax payable	$	705.1	
Income and complementary		5.868.0	-
Industry and Trade		44.1	211.1

Continúa....

Stamp taxes	-	4.8
Extra charges /surtaxes and other	5.074.9	-
Rentals	658.4	658.3
Contribution on transactions	5.5	4.3
Promisor Purchasers (1)	1.374.0	11,343.7
Suppliers	988.8	2,195.2
Withholdings and labour contributions	2.652.0	1,421.5
Cheques drawn and not cashed	213.9	243.0
Sundry (2)	2.670.8	4,610.3
	$ 20.255.5	$ 20.692.2

(1) As of June 30, 2007 this item corresponded to: Alianza Fiduciaria S.A. $757.7, Instituto Nacional de Concesiones $237.8. As of December 31, this item corresponded to: Leasing de Occidente $4,092.9, Ingenio la Cabaña $2,397.1, Asesores Financieros, Técnicos $2,000.0, Construcciones Marjal $481.0, Fiduciaria de Occidente $268.5 , Compañía Paez del Cauca $468.0, Alianza Fiduciaria $687.9, other $948.3.

(2) As of June 30, this item corresponded mainly to accounts payable for operations currency desk $1,519.4 Forward, among others and as of December 31, 2006, this item corresponded mainly to accounts payable for currency desk operations $2,240.8, to Banco de Bogotá transfer operations of assets and liabilities $1,295.0, to Valora $214.7 and Concecol $66.1.

(17) Other Liabilities

Consolidated Labour Obligations

	June 2007	December 2006
Consolidated severance	$ 172.3	255.3
Interest on severance	9.9	0.2
Consolidated vacations	1,028.0	1,107.7
Other social benefits	289.2	267.5
	$ 1,499.4	1,630.7

Retirement Pensions

The actuarial calculation study is prepared according to Decree 2783/01, taking into account a DANE Rate of 10.547% and a discount Rate of 16.532%.

A person (man) direct pensioner of the Corporation is part of the actuarial calculation.

Actuarial calculation is completely amortised.

Total amount of actuarial calculation	$ 1,192.2	$ 1,192.2
Value pensions caused during the semester	62.7	112.3
Amortisation percentage	100%	100%

Early Income

Movement of early income for the semester ended on June 30, 2007 is as follows:

		June 2007	Charges	Payments		December 2006
Commissions	$	424.9	55.0	60.7		419.2
Other		96.2	4.532.2	-		4.628.4
	$	521.1	4.587.2	60.7	$	5.047.6

Other (deferred payments)

		June 2007	Charges	Payments	December 2006
Profit in asset sale	$	1.213.7	1,387.4	1,166.5	$ 1.434.6
Profit for adjustment investment valuation (1)		1.7	25.5		27.2
Difference in change pending to be done (2)		-	10,590.5		10,590.5
Other		-	5,470.9	-	5,470.9
Autonomous Equity B to be amortised (3)		4,841.5	2,461.9	7,303.4	-
	$	6.056.9	19.936.2	8.469.9	$ 17.523.2

(1) It corresponds to the adjustment and updating of valuation margins in accordance with resolution 1227 of July 2006. The amount to be deferred is $50.9, the value amortised during the first semester of 2007 was $25.5 and the value amortised from July 18 to December 31, 2006 was of $23.7.
(2) It corresponds to income for difference in change generated in Proyectos de Energía S.A. credits.
(3) It corresponds to Note 12 in Rights in Trusts

(18) Estimated Liabilities and Provisions

		June 2007	December 2006
Labour obligations	$	1.531.6	864.3
Income Tax and ICA		5.475.3	15,655.8
Penalties and sanctions litigations, indemnifications		643.2	643.2
Penalties and sanctions Superintendence of Finance		82.7	115.7
Sundry(1)		4.437.4	1,798.0
	$	12.170.2	19.077.0

(1) Includes provisions to cover expenses for public services and contingency claim pension bonuses 1.998.

Continúa....

(19) Social Capital

As of June 30, 2007 and December 31, 2006, authorised capital was $1.600, represented in shares with nominal value $10 Pesos each.

No. Preferential shares	10,496.823	9,788,092
No. Ordinary shares	154,884.915	144,209.142
Total subscribed and paid shares	165,381,738	153,997,234

Variation in the number of outstanding stock corresponds to the distribution of dividends in stock where 10.675.773 ordinary shares and 708.731 preferential shares with no right to vote were issued in April 30, 2007, as it appears in the Stockholders General Assembly Record No.064 of March 15, 2007.

The minimum preferential dividend each share earns is equal to 2% per annum of the subscription price in Colombian Pesos. This dividend is adjusted each year in an amount equivalent to 100% of the variation of the index of prices to consumers (IPC) certified annually by the Colombian competent authority, for each calendar year.

(20) Reserves

Legal

According to legal provisions in force in Colombia, all credit institutions shall constitute a legal reserve assigning ten per cent (10%) of net profits of each fiscal year/accounting period, up to a minimum of fifty per cent (50%) of the subscribed capital. The reserve may be reduced to less than fifty per cent (50%) of the subscribed capital when its purpose is to wipe-off accumulated losses exceeding the total amount of profit obtained in the corresponding fiscal year and of those not distributed profits of former fiscal years when the freed value is devoted to capitalising the entity by means of the distribution of share dividends.

The reserve shall not be used to pay dividends or to cover expenses or losses during the time on which the Corporation has undistributed profits.

The additional paid-in capital (premium for placement of shares) corresponding to the difference between the amount paid per share and its nominal value, is also recorded as legal reserve.

As of June 30, 2007 and December 31, 2006 the legal reserve amounted to the sum of $574,748.8 and $460,145.8 respectively.

Statutory and Occasional Reserves

The following is a detail of statutory and occasional reserves as of June 30, 2007 and December 31, 2006.

		June 2007		December 2006
Marketable investments valuation Reserve (1)	$	380,665.5	$	127,1302.7
Other reserves available for the Assembly for future distribution		189,577.4		69,672.4
	$	570,242.9	$	196,975.1

Continúa....

(1) According to legal provisions a reserve must be made for profit obtained by the application of especial investment valuation systems at market prices and the revenue of which has not been fiscally realised.

(21) Profits or Losses Not Realised in Investments

Participative Securities				
Promigas S.A.	$	27,292.3	$	36,140.2
Tablemac S.A.		6,660.3		16,785.9
		33,952.6		52,926.1
Debt Securities		(19,231.9)		(4,597.3)
	$	14,720.7	$	48,328.8

(22) Contingent Accounts

Creditors

Endorsement	$	252.5	252.5
Bank collateral		53,40.1	47,835.7
Letters of Credit		-	-
Obligations in options		23,807.9	169,041.3
For litigations stipulated in legal currency (*)		46,744.9	47,084.7
Other contingencies		5,675.3	6,406.1
	$	130,020.7	270,620.3

(*)Corresponds to passive contingencies derived from lawsuits against, with adverse decision that occurs remotely according to the concept of the legal area of the Corporation.

Debtors

Loan portfolio interests (*)	$	-	30,819.2
Rights in Options		23,796.9	169,030.3
Fiscal loss to be amortised		170,047.7	170,047.7
Excess ordinary liquid presumptive revenue		165,899.1	165,899.1
Other contingencies		2,051.4	2,006.2
	$	361,795.1	537,802.5

(*) Corresponds to the Proyectos de Energía operation as per Note 6

(23) Memorandum Accounts

Debtor

		June 2007	December 2006
Goods and securities given as guarantee	$	642,986.3	266,162.8
Appraisal of goods received in payment		6,812.9	5,758.1
Remittances and other effects sent for collection		44,668.5	51,006.3
Unpaid negotiated cheques		4,788.8	5,462.4
Penalised assets		212.324.9	218,656.8
Adjustments for assets inflation		90.512.2	95,661.1
Distribution subscribed and paid capital		1,653.8	1,640.0
Accounts receivable decreed dividends		1,004.9	326.1
Credits to parent company, affiliates and subsidiaries		-	44,419.5

Continúa....

Dividend rights in kind for re-appreciation		4,045.2	1,272.2
Fully depreciated properties and equipment		15,801.8	13,544.9
Fiscal value of assets(*)		3,285,995.1	5,044,724.4
Investment in Nation guaranteed securities		123,855.0	490,127.3
Securities accepted by credit establishments		92,039.5	114,809.1
Securities guaranteed by Banco de la República		-	757.9
Securities to be Held-to-maturity		1,115.3	47,456.3
Securities available for sale - Debt		119,684.6	259,023.3
Reciprocal operations		245,380.3	166,888.0
Other		1,813,778.3	242,703.1
	$	6,706,447.4	7,070,299.4

(*) Corresponds to the value of the gross fiscal equity as of December 31, 2006 and 2005

Creditor

Goods and securities received in custody	$	373.8	768.9
Goods and securities received in guaranty for future loans		276,413.5	145,007.6
Collateral pending to be cancelled		59,489.9	92,675.8
Goods and securities received in collateral-suitable collateral		27,046.6	17,529.0
Collections received		1,465.9	1,673.9
Goods and securities received – Other collateral		57.0	169,088.5
Equity inflation adjustment		316,334.8	319,406.5
Fiscal monetary correction		0.6	12,670.5
Equity re-valorisation capitalisation		316,334.8	316,334.8
Yield investment negotiable debt securities		34,363.4	97,975.9
Anticipated yield of marketable investment debt securities		1,681.6	1,681.6
Decreed dividends marketable investments		1,375.9	3,576.0
Equity fiscal value		1,616,373.8	1,604,911.1
Commercial portfolio rating		11,759.1	72,920.1
Consumption portfolio rating		2,599.7	2,888.9
Reciprocal transactions		101,331.7	69,654.3
Other creditor memorandum accounts		1,892,053.7	2,413.5
	$	4,659,055.8	2,931,177.0

(24) Transactions conducted with Related Parties

Related parties are the main stockholders that hold ten per cent (10%) or more of the capital stock or whenever less, transactions that represent five per cent (5%) of the technical equity are considered related parties. Also Members of the Board of Directors and companies where the Corporation holds investments in excess of fifty per cent (50%), or where there are economic, administrative or financial interests, are also considered related parties.

Continúa....

a. Operations with Stockholders

		June 2007		December 2006
Available				
Banco de Bogotá S. A.	$	22,320.5	$	72.343.7
Banco de Occidente S. A.		23,864.9		11.125.3
Available Provision				
Banco de Occidente S. A.		-		140.1
Investments				
Banco de Bogotá S. A.		-		103.3
Banco de Occidente S. A.		6,889.9		6,853.3
Accounts Receivable				
Banco de Bogotá S. A.		742.4		748.7
Banco de Occidente S. A.		-		8.8
Accounts Payable				
Banco de Bogotá S. A.		13,040.1		20.418.5
Banco de Occidente S. A.		4,655.3		6,808.9
Operational Revenue				
Banco de Bogotá S. A.		734.0		1.012.9
Banco de Occidente S. A.		728.2		1.194.6
Operational Expenses				
Banco de Bogotá S. A.		19.6		26.4
Banco de Occidente S. A.		121.7		1.090.8
Debtor Memorandum Accounts				
Banco de Bogotá S. A.		23,698.7		-
Banco de Occidente S. A.		31,196.7		84.8
Creditor Memorandum Accounts				
Banco de Bogotá S. A.		13,775.6		-
Banco de Occidente S. A.		5,564.8		351.0

b. Operations with Related Companies

	June 2007		December 2006
Investments			
Banco Corfivalle S. A. (Panamá)	$11,800.9	$	13,475.3
Leasing Corficolombiana S. A.	32,158.7		27,552.6
Leasing de Occidente S.A.	78.597.4		-
Casa de Bolsa Corficolombiana S. A.	7,175.8		4,543.7
Valle Bursátiles S. A.	31.2		4.5
Valores de Occidente S. A.	1.571.4		-
Banco Av Villas S. A.	80.6		-
Fiduciaria Corficolombiana S. A.	19,659.0		16,340.7

Continúa....

Fiduciaria de Occidente S. A.	1.483.8	-
Colombiana de Licitaciones y Concesiones Ltda.	20,437.2	20,437.2
Estudios, Proyectos e Inversiones de los Andes S. A.	40,980.3	40,980.3
Frigoríficos Colombianos S. A.	-	3,094.7
General de Inversiones S. A. En liquidación	-	1.9
Hoteles Estelar S. A.	41,883.8	40,924.5
Huevos Oro Ltda.	11,197.4	11,197.4
Lloreda S. A.	131,324.0	131,324.0
Organización Pajonales S. A.	24,757.9	24,757.9
Pizano S.A. en reestructuración	27,591.8	-
Plantaciones Unipalma de los Llanos S. A.	12,665.8	12,665.8
Promotora Inmobiliaria la Esperanza S. A.	5,857.0	5,857.0
Promotora y Comercializadora Turística Santamar S. A.	9,387.6	9,346.5
Proyectos de Energía S. A.	162.489.5	162.489.5
Proyectos de Infraestructura S. A.	68,375.8	89,359.7
Tejidos Sintéticos de Colombia S. A.	15,688.7	15,133.1
Valora S. A.	19,247.9	19,247.9
Investments Provision		
Huevos Oro Ltda.	4.331.7	4.331.7
Lloreda S. A.	98.751.6	98.751.6
Promotora Inmobiliaria la Esperanza S. A.	2,666.3	2,666.3
Promotora y Comercializadora Turística Santamar S. A.	2,874.2	2,836.6
Banco Av Villas S. A.	34.6	-
Loan Portfolio		
Proyectos de Energía S. A.	-	44.419.6
Loan Portfolio Provision		
Proyectos de Energía S. A.	-	8,809.6
Accounts Receivable		
Casa de Bolsa Corficolombiana S. A.	13.6	-
Leasing Corficolombiana S. A.	278.7	4.1
Fiduciaria Corficolombiana S. A.	74.6	-
Fiduciaria de Occidente S.A.	95.4	
Colombiana de Licitaciones y Concesiones Ltda.	124.6	2.061.8
Frigoríficos Colombianos S. A.	-	8.1
Hoteles Estelar S. A.	3,187.7	854.4
Huevos Oro Ltda.	-	3.5
Lloreda S. A.	-	11.6
		11.6
Organización Pajonales S. A.	-	
	June 2007	December 2006
Promotora y Comercializadora Turística Santamar S. A.	-	2.8
Plantaciones Unipalma de los Llanos S.A.	765.1	-
Proyectos de Energía S. A.	-	4.756.7
Proyectos de Infraestructura S. A.	-	13.5
Tejidos Sintéticos de Colombia S. A.	566.6	-
Valora S. A.	-	1.798.3

Continúa....

Deferred Charges		
Seguros de Alfa S.A.	21.4	-
Dations in Payment		
Lloreda S. A.	-	2,912.1
Dations in Payment Provision		
Lloreda S. A.	-	2,329.7
Valorisations		
Banco Corfivalle S. A. (Panamá)	444.3	1.042.7
Casa de Bolsa Corficolombiana S. A.	144.6	2,511.5
Fiduciaria Corficolombiana S. A.	8,038.1	8.131.7
Leasing Corficolombiana S. A.	16,465.3	19.241.9
Valle Bursátiles S. A.	5.1	5.1
Valores de Occidente S. A.	189.3	-
Fiduciaria de Occidente S.A.	697.0	-
Leasing de Occidente S.A.	11.161.9	-
Colombiana de Licitaciones y Concesiones Ltda.	10,604.4	9.459.9
Estudios, Proyectos e Inversiones de los Andes S.A.	45,631.6	43.447.9
Hoteles Estelar S. A.	63,217.3	65.976.6
Organización Pajonales S. A.	46,222.8	43.609.4
Plantaciones Unipalma de los Llanos S. A.	12,804.9	13.221.8
Proyectos de Energía S. A.	-	27.979.5
Proyectos de Infraestructura S. A.	23,960.2	19.033.7
Tejidos Sintéticos de Colombia S. A.	2,627.9	3.396.4
Valora S. A.	3,185.2	2.607.1
De-valorisations		
Frigoríficos Colombianos S. A.	-	1,052.4
General de Inversiones S. A.	-	0.9
Huevos Oro Lda.	355.8	351.8
Lloreda S. A.	32,572.4	32,572.4
Promotora Inmobiliaria la Esperanza S. A.	1,972.8	1.950.3
Promotora y Comercializadora Turística Santamar S. A.	2,200.5	1,667.4
Proyectos de Energía S.A.	23,194.1	-
Banco Av villas S. A.	12.3	-
Deposits and Current Liabilities		
Colombiana de Licitaciones y Concesiones Lda.	2,105.8	8.845.0
Estudios, Proyectos e Inversiones de los Andes S.A.	22,200.9	24.941.4
Leasing Corficolombiana S. A.	1,234.1	914.4
Casa de Bolsa Corficolombiana S. A.	3,391.2	-
Plantaciones Unipalma de los Llanos S. A.	511.3	3,063.4
Valora S. A.	4,170.0	8.5

	June 2007	December 2006
Estudios, Proyectos e Inversiones de los Andes S.A.	1,746.9	-
Valora S.A.	226.2	-
Tejidos Sintéticos de Colombia S.A.	165.0	-

Continúa....

Proyectos de Infraestructura	1.9	-
Inter-bank Funds		
Leasing Corficolombiana S. A.	15,315.1	6.862.6
Accounts Payable		
Casa de Bolsa Corficolombiana S. A.	13.6	-
Colombiana de Licitaciones y Concesiones Ltda.	45.2	211.5
Estudios, Proyectos e Inversiones de los Andes s.a.	593.2	559.6
Fiduciaria Corficolombiana S. A.	4.9	-
Leasing Corficolombiana S. A.	4.9	4.0
A Toda Hora S. A.	0.9	
Banco Popular S. A.	1.917.4	
Leasing de Occidente S.A.	17.0	
Fiduciaria Bogotá S.A.	5.0	
Seguros de Vida Alfa S. A.	5.5	
Hoteles Estelar S. A.	7.1	-
Plantaciones Unipalma de los Llanos S. A.	11.8	37.2
Valora S. A.	-	191.4
Operational Revenue		
Banco Corfivalle S. A. (Panamá)	1,139.2	-
Casa de Bolsa Corficolombiana S. A.	2,737.0	492.7
Leasing Corficolombiana S. A.	6,876.9	5,742.6
Leasing de Occidente S.A.	8.289.7	-
Fiduciaria Corficolombiana S. A.	3,669.0	3.064.0
Fiduciaria de Occidente S.A.	286.2	-
Valores de Occidente S. A.	136.0	-
Almacenes generales de depósitos Almaviva	1.0	
Colombiana de Licitaciones y Concesiones Ltda..	746.8	84.6
Estudios, Proyectos e Inversiones de los Andes s.a.	10,622.1	21.234.3
Frigoríficos Colombianos S. A.	-	7.7
Hoteles Estelar S. A.	5,209.5	5.1
Huevos Oro Ltda.	-	31.1
Lloreda S. A.	-	11.0
Organización Pajonales S. A.	6,196.8	11.0
Plantaciones Unipalma de los Llanos S. A.	1,020.2	31.2
Promotora y Comercializadora Turística Santamar S. A.	35.3	21.3
Proyectos de Energía S. A.	38,511.0	12.091.7
Proyectos de Infraestructura S. A.	10,058.5	9.059.5
Tejidos Sintéticos de Colombia S. A.	1,216.8	36.2
Valora S. A.	-	11.0

	June 2007	December 2006
Non Operational Revenue		
Banco Corfivalle S. A. (Panamá)	25.4	23.8
Casa de Bolsa Corficolombiana S. A.	17.3	12.0
Fiduciaria Corficolombiana S. A.	89.1	109.5
Leasing Corficolombiana S. A.	-	62.1
Banco Av Villas S. A.	1.7	-
Colombiana de Licitaciones y Concesiones Ltda.	23.3	22.3

Continúa....

Hoteles Estelar S. A.	-	2.1
Lloreda S. A.	-	6.5
Plantaciones Unipalma de los Llanos S. A.	-	0.2
Promotora y Comercializadora Turística Santamar S. A.	-	0.1
Proyectos de Infraestructura S. A.	12.6	19.2
Tejidos Sintéticos de Colombia S. A.	-	2.3
Valora S. A.	-	1,562.5
Operational Expenses		
Banco Corfivalle S. A. (Panamá)	-	16.1
Casa de Bolsa Corficolombiana S. A.	446.5	267.9
Fiduciaria Corficolombiana S. A.	9.7	6.7
Leasing Corficolombiana S. A.	666.9	515.8
A Toda Hora S. A.	11.6	-
Leasing de Occidente S.A.	162.3	-
Fiduciaria Bogotá S.A.	4.3	-
Seguros Alfa S. A.	40.0	-
Colombiana de Licitaciones y Concesiones Ltda..	26.3	302.9
Estudios, Proyectos e Inversiones de los Andes S.A.	899.3	968.2
Hoteles Estelar S. A.	-	82.8
Huevos Oro Ltda.	-	2,288.6
Pizano S.A. en reestructuración	8.2	
Plantaciones Unipalma de los Llanos S. A.	43.2	113.7
Promotora y Comercializadora Turística Santamar S. A.	-	10.9
Proyectos de Energía S. A.	-	3.3
Proyectos de Infraestructura S. A.	-	0.3
Valora S. A.	-	1.7
Non Operational Expenses		
Fiduciaria Corficolombiana S. A.	-	5.7
Tejidos Sintéticos de Colombia S. A.	-	0.2
Contingent Accounts		
Proyectos de Energía S. A.	-	30,819.2
Debtor Memorandum Accounts		
Banco Corfivalle S. A. (Panamá)	-	1,052.1
Casa de Bolsa Corficolombiana S. A.	-	1,036.3
Colombiana de Licitaciones y Concesiones Ltda.	1,441.1	30,021.0
Estudios, Proyectos e Inversiones de los Andes S.A:	12,884.1	2,281.7
Fiduciaria Corficolombiana S. A.	-	7,883.2
Frigoríficos Colombianos S. A.	-	2,458.4
Hoteles Estelar S. A.	19,688.9	17,876.7
Huevos Oro Ltda.	523.2	523.2
Leasing Corficolombiana S. A.	13,386.7	13,386.7
	June 2007	December 2006
Lloreda S. A.	19,049.3	19,416.5
Organización Pajonales S. A.	0	6,196.8
Plantaciones Unipalma de los Llanos S. A.	1,889.1	868.9
Promotora Inmobiliaria la Esperanza S. A.	1,906.9	1,906.9
Promotora y Comercializadora Turística Santamar S. A.	80.8	-
Proyectos de Energía S. A.	2,678.5	47,098.0
Proyectos de Infraestructura S. A.	12,355.6	22,497.0
Tejidos Sintéticos de Colombia S. A.	3,205.0	2,430.4
Valle Bursátiles S. A.	3.4	3.4

Continúa....

Valora S. A.	3,813.5	3,813.5
Creditor Memorandum Accounts		
Fiduciaria Corficolombiana S. A.	-	114.6
Huevos Oro Ltda..	1,212.8	1,212.8
Leasing Corficolombiana S. A.	-	34.9
Promotora y Comercializadora Turística Santamar S. A.	13.2	21.0
Proyectos de Energía S. A.	169,006.1	169,006.1

(c) Operations entered into with Members of the Board of Directors and Legal Representatives

	June 2007		
	Stockholders	Board of Directors	Legal Representatives
Assets	$ 7,639.8	$ -	63.7
Liabilities	17,847.4	222.6	41.4
Revenue	1,352.4	-	9.7
Expenses	819.1	50.4	49.2

	December 2006		
	Stockholders	Board of Directors	Legal Representatives
Assets	$ 7,566.2	$ -	$ 114.4
Liabilities	10,106.7	350.5	101.2
Revenue	2,133.7	-	6.5
Expenses	1,617.5	91.6	27.5

(d) Operations carried out with Stockholders who own less than 10% of the Capital Stock that had operations greater than 5% of the technical equity as of June 30, 2007 $57,633.1

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
0.02%	800,159,085	FONDO DE CESANTIAS SANTANDER	Forward	Sale	52,736.0	52,936.0
			Forward	Pur	58,818.3	58,835.0
					111,554.3	111,771.0
2.93%	800,224,808	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	Forward	Sale	109,005.3	90,968.9
2.25%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS SANTANDER	Forward	Pur	115,676.0	123,743.8
			Forward	Sale	117,435.4	117,636.6
					233,111.4	241,380.4

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
3.14%	800,227,940	FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	Forward	Pur	147,045.7	151,968.9
1.54%	800,231,967	FONDO DE PENSIONES HORIZONTE	Forward	Pur	88,227.4	97,401.2
0.00%	860,007,660	BANCO DE CREDITO	Forward	Pur	66,660.7	69,672.5
0.00%	800,192,773	SUBFONDO BEAR STEARNS & CO. OMNIBUS	Forward	Sale	78,383.6	79,992.9

Continúa....

(e) Operations Conducted with Stockholders that own less than 10% of the Capital that had operations greater than 5% of the technical equity as of December 31, 2006 $34,858.

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligations
1.32%	800,170,043	FONDO DE CESANTIAS PORVENIR	Forward Non delivery	Pur	80,598.4	80,988.5
					80,598.4	80,988.5
2.00%	800,189,529	FONDO DE CESANTIAS HORIZONTE	Forward	Sale	3,359.8	3,283.8
	800,189,529	FONDO DE CESANTIAS HORIZONTE	Forward Non delivery	Pur	13,432.7	14,654.9
	800,189,529	FONDO DE CESANTIAS HORIZONTE	Forward Non delivery	Sale	43,001.0	42,089.3
					59,793.6	60,028.0
3.37%	800,224,808	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	Forward Non delivery	Sale	95,393.7	89,551.6
3.65%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS SANTANDER	Forward Non delivery	Pur	244,699.7	251,903.7
3.75%	800,227,940	FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	Forward Non delivery	Pur	33,581.9	34,961.9

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligations
8.61%	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward	Pur	32,354.1	32,338.2
	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward Non delivery	Pur	100,745.6	102,869.3
	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward Non delivery	Sale	4,509.3	4,477.6
					137,609.0	139,685.1
2.40%	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward	Pur	20,255.4	19,797.1
	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward Non delivery	Pur	116,417.1	124,139.3
	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward Non delivery	Sale	73,689.4	68,283.1
	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward	Sale	60,808.1	60,478.2
					271,150.0	272,697.7
0.00%	830,038,865	VALOREM S.A.	Forward Non delivery	Pur	62,686.1	63,439.6

(25) Operating Revenue

The following is the detail of the operating revenue other:

		June 2007	December 2006
Dividends and participations			
Epiandes S.A.	$	10,602.4	21,211.0
Promigás S.A.		10,269.3	14,629.1
Proyectos de Infraestructura S.A		10,057.7	8,909.4
Leasing Corficololombiana S.A.		6,141.6	5,742.2
Leasing de Occidente S.A.		6,378.3	5,351.1
Sociedad de Inversiones en Energía		880.4	2,175.4
Concecol Ltda.		651.1	-
Casa de Bolsa Corficolombiana S.A.		2,632.1	492.6
Fiduciaria Corficolombiana S.A.		3,318.4	3,064.0
Concesionaria Tibitoc S.A		1,104.9	450.4
Banco Corfivalle Panamá		1,139.2	-
Hoteles estelar		5,209.5	-
Unipalma		1,020.2	-
Tesicol		1,216.8	-
Gas Natural		1,576.0	-

Continúa....

Estudios y Desarrollos de infraestructura		5,125.1	-
Colombina S.A.		1,372.7	-
Otros		3,180.8	273.7
		71,876.5	62,298.9
Operating Recoveries			
Refund accounts receivable Provision		169.2	614.6
Refunds loan portfolio provision		9,305.4	69.9
Various Revenue (1)		1,415.2	17,588.2
	$	10,889.8	18,272.7

(1) This item includes for December 2006, revenue for Proyectos de Energía S.A. received from Empresa de Energía de Bogotá and Subestación de Betania for $12,091.7.

(26) Operating Expenses – Other

		June 2007	December 2006
Fees	$	1,843.9	847.5
Taxes (1)		10,199.6	3,192.7
Rentals		1,284.6	1,043.8
Contributions and affiliations		822.7	1,641.2
Insurance		2,022.6	3,045.7
Maintenance and repairs		823.9	679.2
Adapting and installation of Offices		121.9	108.8
Various:			
Cleaning and vigilance services		355.1	362.4
Temporary services		295.1	374.0
Advertising and propaganda		865.7	1,660.3
Public Relations		87.3	92.6
Public Utilities		611.0	741.1
Travel Expenses		205.9	367.3
Transportation		625.0	638.3
Implements and stationary		213.5	251.9
Donations		1.2	6.9
Subscriptions and notices		537.7	361.1
Mail posts		44.2	47.2
Building management		308.7	385.5
Cafeteria		47.9	32.6
		June 2007	December 2006
Legal expenses		141.6	63.7
Microfilming and binding		94.5	52.7
Deductible VAT pro-rating		582.5	490.4
Connection service		128.3	247.2
Miscellaneous		1,157.2	663.5
	$	23,421.6	17,397.6

(1) The amount corresponds to the provisions of Note 3 of the Equity Tax

(27) Other Provisions

Rights in trusts – Goods received in payment	$	-	1,475.3
Goods received in payment		413.4	
Other Assets		138.6	150.2
	$	552.0	1,625.5

Continúa....

(28) Non Operational Revenues

Profit in sale of:			
Goods received in payment	$	15,942.5	4,947.5
Property and equipment		4,404.2	2,483.3
Rentals		241.0	251.9
Recoveries			
Penalised goods (written-off goods)		1,293.7	4,968.2
Provision Reimbursement:			
Investments		4,739.8	4,618.2
Revenue goods received in payment		72.5	-
Other provisions		103.7	18.1
Other recoveries		2,840.2	5,778.4
Other assets		548.6	205.3
Sundry			
Revenue goods received in payment		86.1	97.0
Other (1)		5,409.5	320.5
	$	35,681.7	23,688.4

(1) This item includes earnings for rights in trusts for $4,529.2

(29) Income Tax

The following is the conciliation between book profit and estimated taxable income:

Profit-loss before income tax	$	110,303.1	570,823.9
Plus (less) entries that increase (decrease) fiscal profit:			
Dividends not accrued in books		6,450.4	245.9
Revenue valuation variable revenue investments		4,528.6	(515,263.6)
Non deductible provisions that constitute temporary difference		11,851.7	33,620.6
Greater revenues fiscal monetary correction account		-	73.2
Non deductible taxes (GMF), equity tax		8,967.6	2,734.8
Industry and commerce tax and others		465.2	71.1
Expenses from other terms and other non deductible expenses		842.9	(247.0)
Loss on sale of real estate and stock		794.4	77.9
Imputable expenses non taxed revenues		120.0	3,111.2
Deferred income declared in previous years		(6,989.9)	(5,467.1)
Non taxable dividends and participations		(69,313.0)	(57,209.3)
Difference for valuation of marketable investments fixed yield		16,572.6	(15,870.2)
Restitution provisions not deducted in former years		(5,865.1)	(17,032.4)
Not levied revenue, stock sale and non levied interest		(1,331.3)	(26,577.8)
Ordinary revenue estimated to be compensated		77,397.2	(26,908.8)
Compensation fiscal losses		(77,397.2)	(26,908.8)
Applicable presumptive income	$	27,265.0	64,860.8
Taxable base	$	27,265.0	64,860.8
Income tax (34%)		9,270.1	22,701.3
Surcharge Law 788 / 02 (10%)		-	2,270.1
Total Income tax estimated year		9,270.1	24,971.4
Income tax required as of June		4,670.7	12,550.0
Provision excess or (defect)		369.3	(4.0)

Continúa....

Total income tax expense	$	5,040.0	12,546.0

Tax return for 2005 and 2006 are available for the review of DIAN (Departamento de Impuestos y Aduanas Nacionales – National Customs and Tax Department).

As of June 30, 2007, the Corporation shows a fiscal loss adjusted for inflation, pending to be amortised for an amount of $170,047.7 and an excess presumptive income over ordinary income of $165,899.1. Fiscal regulations state that fiscal losses recorded up to 2002 may be amortised with the income obtained during the five (5) years following their occurrence; losses generated from 2003 may be compensated within the following eight (8) years limited annually to 25%, and presumptive revenue excesses may be amortised in 5 years.

Fiscal Memorandum Accounts

The detail of the fiscal monetary correction account is as follows:

		June 2007	December 2006
Fiscal revenue from fixed assets adjustment	$	-	452.9
Fiscal revenue from stock investment adjustment		-	27,791.3
Fiscal revenue for adjustment to goods received in payment		-	1,344.6
Fiscal revenue from adjustment to other assets		-	709.3
Adjustment to book equity to fiscal equity		-	(30,224.9)
Revenue for fiscal monetary correction	$	-	73.2

Law 1111 of 2006 eliminated Adjustments for Inflation for Fiscal effects.

(30) Assets Weighted by Risk Level – Technical Equity

In conformity with Decree 1720 of 2001, technical equity can not be less than nine per cent (9%) of assets in local and foreign currency, weighted by risk level. Individual compliance with the aforementioned is verified monthly and semi-annually on a consolidated basis with its subsidiaries and affiliates.

Risk asset rating in each category is made applying percentages determined by the Superintendence of Finance to each asset item, contingent accounts, fiduciary businesses and trust mandates established in Plan Único de Cuentas (Mandatory Chart of Accounts).

As of June 30, 2007 and December 31, 2006 the ratio achieved by the Corporation was of forty eight point sixty four (48.64%) and twenty four point thirty two per cent (24.32%) respectively.

(31) Asset and Liability Management

According to resolution 001 of January 2, 1996 and external Circular Letter 024 of March 1996 of the Superintendence of Finance, whereby the criteria and procedure by which credit institutions must identify, measure, evaluate and control their exposition to liquidity risks, interest rate and rate of exchange, a study is presented on exposure levels of the Corporation.

Following are the main accounts that affect the Corporation's liquidity GAP in a maturity corresponding to twelve (12) months:

	June 2007	December 2006

Continúa....

Available	$	94,953	156,202
Inter-Bank Funds		142,313	177,850
Negotiable Investments		668,959	818,226
Non Negotiable Investments		430,450	261,971
Commercial Loan Portfolio		98	3,124
Accounts Receivable		42,664	12,892
Asset Acceptances		58,867	29,579
Other Assets		6,040	10,367
Total Asset Positions	$	1,444,344	1,470,211
Cdt's		372,635	494,831
Savings Deposits		151,979	131,733
Other		8,361	4,335
Inter-Bank Funds		547,760	555,831
Bank Loans		29,964	2,766
Accounts Payable		45,847	57,022
Other Liabilities		2,245	2,192
Estimated Liabilities and prov.		573	23,243
Total Liabilities Positions	$	1,159,364	1,271,953

The Corporation in accordance with in force provisions, calculates the market risk based on the standard model established by the Superintendence of Finance in external circular letter 009 of 2007 (Chapter XXI Accounting and Finance Basic Circular Letter).

Because this methodology came into force as of April 1st, 2007, following are the results of this new methodology as of June 30, 2007, and December 31, 2006, results according to external circular letter 031 of 2004.

Methodology according to external circular letter 031 of 2004		December 2006
Risk Factors		
1- DTF	$	291
2- Repos Rate		-256
3- Inter Bank Rate		-11
4- Actual Rate		1,621
5- Libor		-
7- Money Market USD		1,057
8- TES Rate		8,356
9- UVR		8,186
10- TRM		-575
11- Euro		8
12- Yen		163
13- IBC		107,014
14- FCO		4,702
15- DJIA		-
Co-related VeR	$	130,556

Methodology according to external circular letter 009 de 2007		June 2007
Risk by Modules		
1- Interest Rate	$	41,359
2- Exchange Rate		2,223
3- Stock Price		5,607
4- Joint Portfolios		1,889
Aggregated VeR	$	51,078

Continúa....

(32) <u>Corporate Governance</u> (Not audited)

Corporación Financiera Colombiana S.A., maintaining its policy of permanently having updated good corporate governance norms, and in application of Resolution 275 of 2001 issued by the Superintendence of Finance, has incorporated principles that rule the entity's good corporate governance and as the protection of the rights of stockholders and investors.

Board of Directors and Top Management: The Top Management and the Board of Directors determine strategies, policies, and risk profiles for the entity. The Board of Directors is permanently informed about the processes and businesses that the Corporation carries out. The Board of Directors also approves limits for credit granting and of exposition to market risks, liquidity and credit risk administration for the different Corporation businesses. The Executive Vice President is the area in charge of identifying, managing, measuring and controlling risks inherent to treasury operations and other businesses of the entity. This area is in charge of generating risk control mechanisms and reporting to the Top Management and the Board of Directors risk exposures the Corporation might have.

Policies and Function Division:
Risk management policies are approved by the Board of Directors according to the different business lines of the Corporation. It counts on specific elements for each type of risk (credit market, liquidity and operating) and a strict compliance follow-up is made by the Risk Management Office, are under the Executive Vice Presidency.

Reports to the Board of Directors: The Board of Directors is permanently informed on risk exposures of the different businesses conducted by the Corporation.

A monthly report with a detailed description of the transactions carried out by the currency desk, business results, risk levels, and compliance with the limits established, if any, is presented to the Board of Directors. Transactions with related parties are submitted to the Board of Directors for consideration.

The risk department controls the limits of maximum portfolio positions, maximum losses, and value at risk, and reports them on a daily basis to the Top Management of the Corporation.

Technological Infrastructure: An adequate technological infrastructure is available for the Corporation that allows it to efficiently support transaction requirements during its day-to-day operations, including adequate control and auditing mechanisms for risk control and generation of information tools that make information management in the organisation easier.

Methodology for Risk Measurement: Corporación Financiera Colombiana is classified as a financial entity and due to its business role in the different fronts where it concentrates (currency desk products, funds placement, asset management, variable income investments, etc.) it is exposed to a variety of risks generated by the evolution of the environment in all the dimensions.

Based on the aforementioned, it is clear that risk management has become the determinant factor to achieve one of the objectives of Corficolombiana, the obtainment of a satisfactory profitability for its stockholders and it is therefore within the very definition of each and every institutional strategy and the procedure for decision-making on all businesses and activities of the Corporation.

The Corporation defined that the risk management process must comply with the following stages:

RISK IDENTIFICATION: Risks associated to each of the products are determined. The entity looks for undue concentration of risks and implements new technologies for risk management.

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RISK MEASUREMENT: Measurement and management processes for the different risks are determined. Monitoring systems must operate precisely and cover all defined aspects to make the management process easy. Risk measurement involves availability of experienced human resources and technical tools for the quantification of risks inherent to each business.

LIMIT ASSIGNMENT: Limits are determined for each risk separately (market, credit and/or counterparty, operational and liquidity) although they are related among them. The administration evaluates and defines the limits based on the disposition to assume risks and the capacity of the institution to absorb losses.

LIMIT MEASUREMENT AND CONTROL: Position values must be permanently revised against the limits and any excess observed must be timely reported to the top management in order to take all corrective actions necessary. Evaluations and measurements on different time basis are conducted in accordance with the needs of each business line.

GENERATION OF REPORTS: As defined by the Board of Directors and the different risk departments, reports shall be presented from time to time. Reports shall include information with respect to the present risk exposition compared to limits established, and considering them as essential elements for decision making.

Existing methodologies identify and measure the different types of risk the Corporation faces in its activity, and this is how the methods mentioned and explained in detail in these notes to the financial statements operate.

Organisational Structure: The Corporation has defined an organisational structure through its Board of Directors that shall watch over an adequate risk management. Thus, the Executive Vice President is in charge of building a strong risk culture within the organisation, always pursuing the obtaining of an integrated risk vision that, in addition, covers Corficolombiana's financial affiliates. The Executive Vice President is in charge of the Treasury Risk Management SARC and Operational, and the Credit Risk Management; it has the purpose of promoting, leading, and controlling the execution of risk policies approved, through the compliance with the risk management strategy outlined, using the risk management process previously defined.

In the structure of the Corporation there is independence between negotiation, risk control and operation accounting areas. Each of these tasks is assigned to different function areas that report to different Vice Presidencies of the Corporation as follows:

Responsibility	**Area**	**Reports to:**
Negotiation	Treasury Vice Presidency	Presidency
	Commercial Vice Presidency	Presidency
	Investment Bank Vice Presidency	Presidency
	Investment Portfolios Vice Presidency	Presidency
	Investment Vice Presidency	Presidency
Control	Risk Management	Executive Vice Presidency
	Credit Risk Management	Executive Vice Presidency
Accounting	Treasury Operations Management	Vice Presidency of Operations
	Support Operations Management	Vice-Presidency of Operations

Human Resource: The Corporation has highly-qualified, extensively-experienced professional personnel. Likewise, personnel are trained to develop new skills and extend their knowledge in the different activities undertaken in the Corporation.

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Verification of Transactions: The Corporation has transactional systems that, on a daily basis, record all asset and liability transactions guaranteeing the timeliness and accuracy of the accounting information to avoid errors that might alter its results.

In like manner, the Corporation has mechanisms in treasury transactions to verify negotiations conducted such as recording of telephone calls and written communications confirming transactions. For this reason the Corporation has security mechanisms that allow verifying, when applicable, agreed conditions and demonstrating that transactions carried out are adequate.

On the other hand, high-security-level systems exist to receive and transfer funds with the purpose of complying with the transactions such as Sebra of Banco de la República, Cenit, ACH, Swift, and Deceval.

Auditing: The Corporation's Fiscal Auditor and Comptroller have been constantly informed about the transactions carried out by the Corporation during the first semester of 2007, and in their visits and verifications they have made their recommendations, that have been discussed with the management and applied when applicable.

(33) Risk Disclosure

EVALUATION:

The Corporation's market risk is measured through the different analysis made, based on recognised techniques for financial risk management, with the purpose of controlling loss levels to which the Corporation may be exposed in its financial asset investments due to the volatility in the markets on which it may participate.

Based on the aforementioned, the following limit scheme operates considering the risk profile of the institution.

1. Pesos Portfolio Position

Limits to negotiable investments portfolio: The nominal value of the position in public debt securities is limited taking into consideration its rate characteristics: fixed or variable, and according to maturity. In the same manner the position is limited in negotiable securities different to public debt, taking into account the same aspects above mentioned and the corresponding issuer limits.

Limits to available for sale investments portfolio: The nominal value of the position in public debt securities is limited taking into consideration maturity and the contractual, financial, and operating capacity of the Corporation.

Limits to investments held to maturity: The nominal value of the position in public debt securities is limited taking as criteria, maturity and the contractual, financial, and operating capacity of the Corporation.

2. Dollar Portfolio Position

Limits to negotiable investments portfolio: The nominal value of the position in public debt securities (TES, TRM, and YANKEES) is limited according to maturity. In the same manner, the position in negotiable securities different to public debt will be limited taking into consideration the issuer limits approved and the maturity term.

Limits to foreign-currency position: The value of the Dollars position (Short or Long) is limited both in the "intraday" and in the "next-day", in accordance with the risk profile of the entity. In the same manner, positions in other currencies such as French Franc, Sterling Pound, and EURO, are limited taking into consideration the very aforementioned aspects.

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3. Loss Limits

Daily P&L: It is the main control tool that the middle office has to monitor treasury. Additionally, it is essential in the definition of the maximum losses authorised by the Board of Directors.

VeR (Value at Risk): With the purpose of establishing limits based upon recognized Risk Metrics methodologies for financial risk management and that are in agreement with the risk profile of the Corporation, the Board of Directors defined a VeR limit for Treasury transactions that allows estimating under "normal conditions" the risk assumed in the exchange and fixed-yield markets where the Corporation concentrates its trading activities.

MAT (management action trigger): Is the maximum loss that the Corporation is willing to assume bearing also in mind the equity capacity and solvency of the institution. The MAT limits total losses to the amount of accrued and potential losses (VeR) associated to the current portfolio under normal conditions.

MAT = Profit 30 days + VeR

Limit: MAT = VeR

Sensitivity Analysis (stress test): The most appropriate scenarios were established to calculate stress tests, where, in addition to a "stress" with an increase of 200 basic points in the rates, the market crisis of August 2002 and of April 2004 are modelled to the current TES positions.

II. Liquidity Risk

The tool used for the liquidity risk is the liquidity GAP, in accordance with External Circular Letter 042 of September 27th 2001, and on a weekly basis, the ALCO committee reviews the weekly flow to determine the liquidity profile of the Corporation in the current and subsequent weeks.

On the other hand, monitoring and control of internal limits established by the Board of Directors for both long and short term continued. Amongst the short-term ones, there is the MCO (Maximum Cumulative Outflow) that is the cash flow projected to 1, 7, and 30 days. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position).
The first indicator limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.

The Board of Directors established limits for each of these indicators that are reviewed on a daily basis by the Top Management and presented to the Board of Directors on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation.

As a function of these statuses, the Board of Directors defines the contingency plans to be followed.

III. Credit Risk

The treasury area identifies negotiation and investment alternatives, which can be both in the real sector and in the financial sector. According to the result of the study conducted by this area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established with a 1 year term to carry out transactions with such client.

Limits are approved for 1 year terms and semi-annual reviews. Every issuer and/or counterparty must have a limit duly approved by the respective instance. Non-financial entity limits are assessed under the counterparty analysis process used by the Credit Risk Management and those of the financial sector are assessed under a "Scoring" methodology in the Treasury Risk Management.

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1. Counterparty Risk Categories
Counterparty risk categories are standardized into four levels that allow updating day-to-day businesses without generating additional wearing out in the attribution instances of the Corporation, or affecting the quality of risk decision-making.

Following is a description of risk categories from the highest to the lowest risk.

Category 1

Inter-bank short term loans, repos and/or investment in securities.

Category 2

Credit exposure in derivative fixed yield and foreign currency products.
Examples: Foreign currency forwards, securities forwards, options, swaps.

For derivative products, the risk limit to be approved by the corresponding instance is defined in accordance with the Future Potential Exposure that stipulates the factors applied on the nominal value of the contract as a function of the term and the underlying asset.

Remaining Term	Fixed Yield	Type of Exchange
Up to 3 months	5.2%	10.6%
From 3 to 6 months	7.4%	15.0%
Greater than 6 months	10.8%	21.2%

Use of the limit approved is also calculated based on the credit exposure of the derivative:

Credit Exposure = Replacement Cost (*) + Future Potential Exposure

(*) Replacement Cost is the greater value between the market value and zero (0).

It shall be understood as fixed rate derivative, the contract on which the underlying is a market interest rate or a fixed rate security independent from the issuer or the type of security.

For the rate of exchange derivatives the above table shall be also used, independent from the foreign currency.

Category 3

Spot risk

Examples: Purchase – sale securities, foreign currency free delivery.

Over night risk.

Category 4

Category DVP or compensated
"Intraday" market risk

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Note: approved limits may be used for products of the same category, observing time limit. Spot risk and over night risk may not be combined.

IV. Operating Risk

Following are the main improvements with respect to operating risk obtained in the first semester of 2007:

1. A methodology was applied for measuring, controlling and monitoring operating risks in all the Company' processes: of mission, strategic and of support. As of June 30, risk identification and measure steps were taken.

2. An institutional training program implying presence continued. As of June 30 95% of the personnel was trained. Additionally, the Corporation is developing at present a virtual training project with COGNOS ON LINE that will be integrated to the institutional induction program.

3. The construction of the Operational Risk Data Base was finished. With the support of the Technology Area a WEB environment application was developed. This application will allow capture, follow-up and consult of operational risk events that may occur in the institution.

4. The Board of Directors was presented with the manual of operational risk policies that was then approved.

5. With regard to the Continuity of the Business Plan, the Corporation hired the services of DELIMA MARSH to build the Business Continuity Plan (BCP) with scope to the Disaster Recovery Plan (DRP). The project is at present in the closing stage of the Business Impact Analysis.

As a complement to the plan, the Corporation scheduled and executed a test plan for the following contingencies:

Contingency AS/400
Contingency PORFIN
Contingency Applicatives SQL Server – Cali
Contingency Applicatives SQL Server – Bogotá
Contingency Communications Currency Desk

MANAGEMENT:

Board of Directors: The board of directors is the sphere responsible for the approval of policies for treasury operations. It guaranties an adequate organisation, monitoring or follow-up of treasury activities. This responsibility includes setting limits for risk taking in those activities and adopting the necessary organisational measures to limit risks inherent to the treasury business.

The board of directors also approves policies, strategies and acting rules the entity shall follow in the development of treasury activities, as approving credit operations in legal currency and/or foreign currency, the market or markets where it may act, the procedures to measure, analyse, monitor, control and manage risks, and the limits of positions under risk in accordance with the type of risk, of business, of counterparty, of product, or of organisational area.

The board of directors has also faculties for approving the procedures to be followed when limits are exceeded or to face strong and unexpected changes in the market. This organism has also the responsibility of analysing and evaluating the type of management and accounting reports both internal and external.

ALCO Committee: The main functions are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. To follow-up the risk management plan adopted, that shall include operation, follow-up and control procedures of tolerance levels to established risk. To monitor the limit compliance report and authorise excesses based on the attributions granted by the Board of Directors. To implement contingent action procedures in case of losses in maximum levels permitted and approve maximum variation values and variable limits for realizing sensitivities.

Vice Presidency of Risk: The Vice President of Risk reports to the Presidency and its main functions are to establish and recommend the board of directors risk management policies, objectives, limits and procedures for the administration of risks; to control compliance with portfolio, issuer and counterparty

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limits established by the board of directors and follow-up of financial institutions; to submit semi-annually to the Board of Directors the limits of the financial sector for review and approval of assigned limits.

Risk Manager: The Risk Manager reports to the Vice Presidency of Risk and its main functions are to measure risks, verify compliance with established policies and limits, and make risk analysis. This area is also in charge of preparing reports on the compliance with policies and limits and exposure levels for the different risks.

There is an Operational Risk Director and one analyst who are in charge of developing the SARO within the Corporation and financial subsidiaries.

There is also a risk co-ordinator and 3 analysts specialised in the different treasury risks as market, Credit and liquidity risks who report to the Manager. It is important to mention that the legal risk is covered by the Legal Vice-Presidency.

Finally, there is a risk technical analyst who gives support in the preparation of measuring models for any type of risk.

MEASUREMENT:

During the first semester of 2007 treasury office of Corporación Financiera Colombiana S.A. generated net income before operational expenses and provisions for the sum of $3,942,0. The ratio income/risk taking the average VeR of 2007 indicates that the risk to which the Corporation is exposed to, is equivalent to less than one month of net income adjusted to the risk profile approved by the Board of Directors.

The regulatory VeR closed in $51.079 Million and the VeR for risk factors is as follows:

VALUE IN RISK BY MODULES	VeR
INTEREST RATE	41,359
EXCHANGE RATE	2,223
SHARES PRICE	5,608
COLLECTIVE PORTFOLIOS	1,889
TOTAL VALUE IN RISK	51,079

The Corporation defines the position in each financial asset as the portfolio inventory purchase commitments – sales commitments.

1. Pesos Portfolio Position

Marketable Investment Portfolio: The position at the closing of June 30, 2007 was of $443.868.0

Investment Portfolio available for sale: At the closing of June 30, 2007, this position is of $444.022.0.

Investment Portfolio to maturity date: As of June 30, 2007 the position was of $74.608.0.

2. Dollar Portfolio Position

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Marketable Investment Portfolio: At the closing of June 30, 2007 the position is of $72.149 .0

Foreign currency position in: As of June 30, 2007, the risk position in TRM (Tasa Representativa del Mercado – Market Representative Rate) is equivalent to US$ -6,197,218.

3. **Loss Limits**

Daily P&L: P&L 30 days at the closing of June 2007 presents a profit excluding operational expenses of approximately $13.412 .0

VeR (value at risk): Total VeR including the Pesos and Dollars desk positions at the closing of June 2007 is equivalent to approximately $ -2,202 confronted with the limit established by the Board of Directors of $ -7,101 .0.

MAT (management action trigger): At the closing of June 2007, the MAT amounts $-3,116,, approximately confronted with the limit determined by the Board of Directors of $-7,101 .0.

Sensitivity Analysis (stress test):

Maximum, Minimum and Average Values.

The Treasury portfolio behaved as follows during the first semester of 2007:

	MAXIMUM	MINIMUM	AVERAGE
Negotiable inv (1304+1331)	794,329	333,855	552,515
Inv to be held to Maturity (1308+1333)	138,806	18,445	77,209
Inv Available for Sale (1313+1335)	602,677	226,326	405,749
FWD Purchase of Securities	-482	-265	-274
FWD Sale of Securities	1,293	-1,067	833
FWD Purchase of USD	-13,510	-42,097	-35,913
FWD Sale of USD	171,508	84,655	95,831

II. Liquidity Risk

At the closing of June 2007, these indicators were within normality limits established. The MCO indicator (Maximum Cumulative Outflow) that defines the liquidity status of the entity for the 7 days term with normal minimum limit of $50,000 MM surplus presented by the end of the first semester the sum of $443,860.

III. Credit Risk

During the first semester of 2007 treasury counterparty limits were assigned according to the aforementioned methodology and approved by the corresponding instancies.

CONTROL:

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The Control structure as a fundamental principle has the adequate function segregation between the activities of the front, middle and back office. Thus, treasury operations will develop within an organisational structure that contemplates the following areas and/or functions:

Front Office: Area directly in charge of the negotiation, relationship with clients and commercial aspects of treasury.

Middle Office: Area in charge, among others, of measuring risks, verifying compliance with established policies and limits, and conducting risk analyses. This area is also in charge of preparing reports on compliance with the policies and limits, and of exposition levels of the different risks inherent to treasury operations. It is also in charge of periodically reviewing and evaluating the financial instrument valuation and risk measurement methodologies.

Back Office: Is the area in charge of conducting the operating aspects of the treasury, such as closing, recording, and final authorisation of operations/transactions.

On the other hand, the Corporation has an on-line limits module that allows controlling risk exposures by counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the limit modules of the different transactional systems: MEC and Set-Fx.

Due to the consolidation of risk controls, the treasury business is at present more stable, and there is a lower risk of potential losses due to the market, credit, and liquidity risks associated thereto, and a greater opportunity of reacting before adverse events.

On the other hand, in compliance with the provisions of the Superintendence of Finance of Colombia and applying good Corporate Government practices, Corficolombiana has an internal control system approved by the Board of Directors that allows the entity to carry its operations in a controlled manner and to reach its corporate goals.

General principles that inspire these guidelines are contained in the Code of Ethics and Conduct that includes behaviour guidelines expressly indicated by the Board of Directors with respect to the commitment expected from all employees with the internal control system, ethics in business, interest conflicts and handling of privileged information, among others.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.

(34) Legal Controls

As of June 30, 2007 and December 31, 2006, the Corporation complied with each of its legal obligations and duties with respect to, among other things, own position, capital investments, technical equity, cash reserve, and in general, with all instructions given by vigilance and control entities as well as the legislative bodies.

(35) Asset Laundering Risk

The Integral System for Prevention of Asset Laundering and Financing of Terrorism of the Corporation is based on the evaluation of inherent risks for products, objective markets and operations of all the dependencies of the entity.

The Board of Directors, taking into account that the asset laundering risk and terrorism financing are an economic loss possibility or harm to the good name of the Corporation should it be used directly or through its operations as an instrument for asset laundering or canalising resources for terrorist actions, or when the intention is to hide assets coming from said activities through the entity, has

Continúa....

adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. They incorporate knowledge of clients and markets, monitoring of alert signals and co-operation with the authorities.

To this effect, in the first instance, the Board of Directors knows, examines and approves each year the activity plan prepared by the Compliance Officer based on risk evaluation. The analysis is supported in matrixes used for determining the factors and asset laundry risk and terrorism financing generating situations and to identify the businesses, dependencies and offices of greater exposure in order to fortify controls.

In fact, prior to the preparation of the Annual Compliance Plan, the analysis that allows an orientation of priorities is prepared to include in the same item, the vulnerability level of businesses and laundry risk. Thus, for each type of operation, risk is analysed in detail, under the expert panel methodology, together with the persons that are in charge of the carrying out of operations. These matrixes are updated annually or whenever a change in the product, in the market or in the environment itself, makes it worth an updating.

Particularly, during the first semester of 2007, the Corporation began implementing the SARLAFT (The System for Administering the Asset Laundering and Financing of Terrorism Risk) according to the provisions of External Circular Letter 22 of April 19, 2007 issued by the Superintendence of Finance of Colombia, with respect to the control of resources of political campaigns. In accordance with the chronogram of the project approved by the Board of Directors, the stages and other elements of the SARLAFT shall be implemented on January 1, 2008.

The Board of Directors and the Presidency supervise controls to avoid these risks, through the reports submitted by the Compliance Officer. The Auditor Office and the Statutory Auditor Office also evaluate if internal controls established are efficient to prevent the risk.

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4.3. READING OF THE REPORTS SUBMITTED BY THE STATUTORY AUDITOR ON THE BALANCES AS OF JUNE 30, 2007 AND STATEMENT OF RESULTS.

Mrs. Alba Lucia Guzman Lugo, CFC´s Alternate Statutory Auditor read the statutory auditor´s report of CFC´s financial statements and the consolidated financial statements:

Deloitte.

STATUTORY AUDITOR'S REPORT

To the shareholders of
CORPORACION FINANCIERA COLOMBIANA S.A.

I have audited the general balances of CORPORACION FINANCIERA COLOMBIANA S.A. as of June 30th 2007 and December 31st 2006 and the related statements of results, of changes in the equity of the shareholders and of cash flows for the semesters then ending. Those financial statements are the responsibility of the Corporation Management and were prepared based upon accounting instructions issued by the Colombian Superintendence of Finance (Superintendencia Financiera de Colombia). One of the functions assigned to me is to render an opinion on these financial statements based upon my audits thereof.

I obtained the information necessary to comply with my functions and to carry out my work according with audit standards generally accepted in Colombia. Such standards require that I plan and conduct the audit to obtain a reasonable assurance on whether the financial statements are free of significant misstatements. Audit of financial statements includes an examination on a test basis, of the evidence that supports the amounts and disclosures of the financial statements. An audit also includes the assessing of the accounting practices used and the accounting significant estimates made by the Management, and the overall financial statements presentation. I believe that my audits provide reasonable basis for expressing my opinion.

In my opinion, the aforementioned financial statements, taken from the accounting books, reasonably present the financial position of CORPORACION FINANCIERA COLOMBIANA S.A. as of June 30th 2007 and December 31st 2006, the result of its operations, the changes in its equity, and its cash flows for the semesters then ended, in conformity with accounting guidelines and practices established by the Superintendence of Finance (Superintendencia Financiera), applied on a consistent basis.

Based upon my capacity as statutory auditor and the scope of my examinations as of June 30th, 2007 and December 31st 2006, I inform that accounting of the Corporation is carried in conformity with legal regulations and the accounting technique; operations recorded in the accounting books and the acts of Management were adjusted to the By-laws of the company and the decisions of the Shareholders Assembly and the Board of Directors; correspondence, account vouchers and minute and share registry books are duly kept and preserved; recording of provisions for goods received in payment, and the adoption of the Sistema de Administración de Riesgos de Mercado – SARM (Market Risks Management) were made, in all material aspects, in accordance with the criteria and proceedings established under Letter 100 of 1995 of Superintendence of Finance of Colombia; the management report is in good agreement with the basic financial statements, and contributions to Sistema de Seguridad Social Integral (Integral Social Security System) were duly and timely made. My evaluation of internal control, conducted with the purpose of establishing the scope of my audit tests indicates that the Corporation has followed adequate internal control and conservation and custody measures for its assets and those of third parties under its custody. My recommendations on internal controls have been stated in separate reports addressed to the Management.

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As indicated in Note 3, in compliance with the provisions of 1111 of 2006, Corficolombiana imputed as equity tax $3.071 million against the Equity Revalorisation account and $7.078 million against expenses of the period.

OSCAR DARIO MORALES R.
Statutory Auditor
Professional Card N° 3822-T
Member of Deloitte & Touche Ltda.
July 30, 2007.

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4.4. READING OF ANNEX CONTANING THE INFORMATION REQUIRED BY ARTICLE 446 OF THE COMMERCE CODE, PARAGRAPH 3.

The President requested the Secretary to read annex containing the information required by article 446 of the Commerce Code, paragraph 3.

Pursuant to provisions of Article 446, paragraph 3 of the Commerce Code, CFC´s Board of Directors and President, advise the shareholders that during the period ending on June 30, 2007, the following expenditures were made:

EXPENDITURES	Amount in million pesos
Salaries of directors	Col.Ps 1,565,935.04
Bonuses to directors	Col.Ps 177,618.84
Board of Directors fees	Col.Ps 87,200.00
Independent Consultants fees	Col.Ps 1,646,830.97
Travel expenses	Col.Ps 205,938.24
Donations made by CFC	Col.Ps 1,207.50
Advertisement and Publicity	Col.Ps 865,708.87
Public relations	Col.Ps 87,316.50
Transportation	Col.Ps 150,711.08
CFC´s deposits abroad	67,364,897
	Col.Ps. 132,073,986.10
Obligations in foreign currency	15,092,144
	29,589,808.06

INVESTMENTS IN COMPANIES

SECTOR	VALUE IN BOOKS
AGRO	112,703
FINANCIAL	203,895
CONCESSIONS	195,924
GAS	526,144
POWER	208,926
HYDROCARBONS	38,412
HOTELS	109,188
MANUFACTURING	34,909
CONSUMER	21,417
REAL ESTATE	33,704
WOOD	50,421
MINING	36,382
TECHNOLOGY	4,789
TOTAL	1,576,816

CAPITAL	# of Shares	Value in pesos
Authorized capital	171,500	1,715,000.00
Capital to be subscribed	6,118,262	61,182,620.00
Subscribed and paid in capital	165,381,738	1,653,817,380.00

4.5. READING OF THE INFORMATION REQUIRED BY CIRCULAR LETTER No. 007 OF 1996 FROM THE BANK SUPERINTENDENCY.

Pursuant to provisions of External Circular Letter No. 007 issued by the Financial Superintendency (Former Bank Superintendency), and by reason of the Audit Committee's functions, the Secretary proceeded to read the main activities carried out by this committee during the January-June 2007 period:

"BOARD OF DIRECTORS REPORT ON THE AUDIT COMMITEE PERFORMANCE

Bogotá D.C., July 18, 2007

Shareholders
Corporación financiera Colombiana S.A.
Bogota

Pursuant to provisions of Circular letter 052, 1998 issued by the Financial Superintendency (former Bank Superintendency of Colombia), the Board of Directors is submitting a report onthe activities carried out by the Audit Committee during the first semester 2007.

1. The Board of Directors in its July 25, 2006 meeting, as recorded on minute No. 1575, appointed the following individuals as members of the Audit Committee:
   - Gerardo Silva Castro
   - Jorge Iván Villegas Montoya
   - Alvaro Jesús Velásquez Cock.

2. The Audit Committee, as a supporting entity of the activity carried out by the Board of Directors to implement and supervise CFC's internal control, held meetings on February 14, 2007 where the following topics were analyzed. Such topics are listed below in order to evaluate CFC's internal control structure:

a) Analysis of the financial statements and Statutory Auditor's repot, on the financial statements as of December 2006.
b) The loan portfolio as of January 2007.
c) The Committee supervised the appropriate application of the regulations related to the Assent Laundry Prevention Integral System, making sure the required controls are in place in order to prevent CFC's from used as an instrument to carry out illegal activities.
d) Supervision of the Comptrollership functions and activities related to the following issues: :

- ✓ Submission of the Comptrollership work plan for 2007, prepared in agreement to CFC´s risks, including Internal Audit and Systems Audit activities.
- ✓ Audit evaluation reports on CFC´s different areas, products and affiliates.
- ✓ Follow-up carried out by audit based on the responses given by different managers of the evaluated areas.
- ✓ Planning based follow-up and control statistics.
- ✓ Review of the official letters sent by the Financial Superintendency of Colombia with the related responses and follow-up on improvement.

e) Review of the reports submitted by the Compliance Official to the Board of Directors, in order to verify their sufficiency with respect to the required controls in order to prevent CFC´s from used as an instrument to carry out illegal activities.

f) Statutory Auditor´s work plan for 2007..

g) Review of the reports submitted by the Statutory Auditor with the related responses and follow-up on improvement.

h) GAP´s Committee minutes analysis and evaluation.

i) On the February 14, 2007´s Committee, CFC´s President submitted a report to the Audit Committee on the disclosure and control System of CFC´s financial information, whereby he informs that no deficiency in the internal controls has occurred that may have prevented CFC from recording, processing, summarizing and appropriately submitting the financial information, and that no fraud has occurred that may have affected CFC´s financial information quality.

Therefore, the following is noticed:

- Structuring, environment and controlling activities in agreement with CFC´s objectives that provide appropriate security for CFC´s risk exposition management.
- Internal Audit activities independent from the audited activities, their scope meets CFC´s control requirements.
- Follow-up on the reports issued by the different control entities: Financial Superintendency, Statutory Auditor, Internal Audit and Systems Audit.
- Reliability of the financial information, in observance to the law and applicable regulations.
- Compliance with the necessary and sufficient controls to prevent CFC from being used as an instrument to carry out illegal operations.
- Sufficient materials on the Committee´s activities, evaluation and recommendations.

Sincerely,

THE BOARD OF DIRECTORS"

4.6. CONSIDERATION BY THE ASSEMBLY OF THE INDIVIDUAL AND CONSOLIDATED GENERAL PURPOSE BALANCES AS OF JUNE 30, 2007 AND THEIR RELATED STATEMENTS OF RESULTS.

Before submitting the financial statements to the consideration of the Shareholders, the Secretary informed that through Official Letter No.2007045960-003-000 dated August 29, 2007, signed by Mr. Rodolfo Cifuentes Bustos, Institutional Supervision Director for Financial Brokers Two, the Financial Superintendency estimates that CFC´s financial statements may be submitted to the consideration of the Shareholders´ General Assembly and their publication is authorized.

The President of the Assembly Meeting, Mr. Ospina, asked the Shareholders whether they approved the Financial Statements submitted to their consideration. He reminded the managers and employees that pursuant to article 185 of the Commerce Code, they are not allowed to vote the end of year balances and accounts.

The Assembly approved the following proposition:

PROPOSITION No. 2

CFC´s Shareholders´ General Assembly Meeting

RESOLVES:

To approve the Individual and Consolidated General Purpose Balances as of June 30, 2007 and related Statement of Results, as well as the Management report and the Statutory Auditor´s report.

The previous proposal was approved with the favorable vote of all the attending shareholders.

5. PROFIT DISTRIBUTION

The president of the assembly asked the Secretary to read the profit distribution project proposed by CFC´s management.

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
JANUARY - JUNE 2007

Profit before taxes		$ 110,303,095,862.08
Minus: tax provision		5,040,000,000.00
Profit of the period after taxes[1]:		105,263,095,862.08
Liberate reserve future distributions (Non taxable) [2]:		31,494,307,190.39
Liberate reserve future distributions (Taxable) :		158,082,846,462.15
Profit to the disposition of the Assembly :		$ 294,840,249,514.62
Reserve on investment valuation Dec 2336 /95	$ -	
Reserve for future distributions	$ 182,810,660,193.42	
Dividend in cash of $877,4 per share on the 154,884,915 ordinary shares and the 10,496,823 shares with preferential dividend and with no right to vote, subscribed and paid as of June 30, 2007. This dividend shall be paid in six monthly installments of $112,9 each, payable within the first five days of each month from October 1, 2007 [3].	$ 112,029,589,321.20	
EQUAL AMOUNTS	$ 294,840,249,514.62	$ 294,840,249,514.62

(1) From the total profit of the first semester 2007, $87,307,939,219.9 are not taxable.

(2) This reserve would be used together with the non taxable profit for dividend distribution.

(3) Total dividends to be distributed are not taxable.

Continúa....

The President asked the shareholders whether to approve the profit distribution. With the unanimous vote of the attendants, the assembly approved the profit distribution project.

6. ADJUSTMENTS TO THE CUSTOMER COUNSELOR'S FEES

The President asked the secretary to provide information on this issue of the order of the day. The Secretary said that the agreement made with the firm Defensoria del Cliente Laguado Giraldo Ltda., has estimated an annual adjustment equivalent to the Consumer Price Index of the previous year..

In 2006, the fees were Col.Ps 700,000 plus the Added Value Tax; however, at last March Assembly meeting a fee of Col.Ps 500,000 a month plus the Added Value Tax was proposed, due to an inconsistency in the Counsel's proposal, being the correct amount Col.Ps $731,000 plus the Added Value Tax.

Therefore, a proposal is made for the assembly to authorize the 2007 fee for Col.Ps 731,000 a month plus the Added Value Tax, for the first three (3) claims, with the Consumer Price Index readjustment for 2008. It is certified that pursuant to article 98 of the Financial System Organic By-laws, CFC shall make the required appropriations to supply the necessary human resources, technical equipment and input for the performance of the Customer Counselor that shall be directly assumed by the firm Laguado Giraldo Ltda.

The President submitted to the consideration of the assembly the previous proposal that was unanimously approved by the attendants.

7. PROPOSITIONS AND MISCELLANEOUS

The president asked the secretary to inform whether proposals or miscellaneous topics were brought by the attendants.

The secretary informed that no proposal or miscellaneous topics were brought by the attendants. However, CFC's management wishes to bring at this point the donations made by CFC during the period ending on June 30, 2007, and to be ratified by the Assembly.

The Secretary informed that the donations consisted on computer equipment in favor of Educar for a book value of Col.Ps 0, as they were totally depreciated and obsolete, and donations made to El Cottolengo Foundation for Col.Ps 1,207,500.

In addition, CFC's management requested the assembly an authorization to donate Col.Ps 100,000,000 to Fundancion Corficolombiana for the second semester 2007.

The president asked the assembly to ratify and authorize the previous donations that were unanimously approved by the attendants.

As there was no other subject to be treated on this issue or other issues, at 4:05 the meeting was adjourned.

PEDRO NEL OSPINA SANTA MARÍA
President

FERNÁN BEJARANO ARÍAS
Secretary

COMISIÓN APROBATORIA DEL ACTA.

NESTOR PUPO BALLESTAS

CESAR REYES ACEVEDO


TENEMOS UN EQUIPO DE SOLUCIONES GANADORAS, PORQUE
SABEMOS QUE SU INVERSIÓN NUNCA PUEDE QUEDARSE ATRÁS.
Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

FILE No. 823437

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

Informe de Gestión y Estados Financieros
Primer Semestre 2007

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

Junta Directiva

Directores Principales	Directores Suplentes
Luis Carlos Sarmiento Gutiérrez	Jose Fernando Isaza Delgado
Carlos Arcesio Paz Bautista	Jorge Ivan Villegas
Alejandro Figueroa Jaramillo	Juan Maria Robledo Uribe
Efraín Otero Alvarez	Gerardo Silva Castro
Jose Hernan Rincón Gomez	Alvaro Jesús Velasquez Cock
Hernando José Gómez Restrepo	Santiago Madriñán De la Torre
Ricardo Obregón Trujillo	Rodrigo Llorente Martínez

Revisoría Fiscal

Oscar Darío Morales Rivera
Deloitte & Touche Ltda.

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

Principales Ejecutivos de la Corporación
Al 30 de Junio de 2007

Pedro Nel Ospina Santa María
Presidente

Alfonso Rodríguez Azuero
Vicepresidente Ejecutivo

Fernán Ignacio Bejarano Arias
Vicepresidente Jurídico-Secretario General

Amalia Correa Young
Vicepresidente Sistemas y Operaciones

Daniel Humberto Gómez Martínez
Vicepresidente Banca Comercial

Martha Patricia Fandiño Arce
Vicepresidente Normalización de Activos

Oscar Javier Cantor Holguin
Vicepresidente Tesorería

Francisco José Lozano Gamba
Vicepresidente Portafolios de Inversión

Felipe Ayerbe Gómez
Vicepresidente Inversiones

Gustavo Antonio Ramírez Galindo
Vicepresidente Ejecutivo Banca de Inversión

Ana Catalina Villa Doutreligne
Vicepresidente Director Banca de Inversión

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

Contenido

INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al primer semestre del año 2007. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

ECONOMÍA COLOMBIANA 2007

Entorno Macroeconómico

Según las últimas cifras publicadas por el DANE, el año 2006 se convirtió en el de mayor ritmo de crecimiento de los últimos 10 años. Después de presentar tasas de crecimiento promedio anual inferiores al 4.0% en las décadas de 1980 y 1990, la economía colombiana parece encontrarse en una nueva senda de crecimiento económico fundamentada en mayores niveles de inversión privada.

Las cifras preliminares publicadas para el primer trimestre de 2007 señalan la continuidad de los elevados niveles de crecimiento registrados por sectores de gran contribución como la construcción, la industria y el comercio. Sin embargo, los principales indicadores adelantados de la actividad económica en el país señalan una desaceleración del ritmo de crecimiento del PIB a partir del segundo trimestre del año. Desaceleración esperada por los principales analistas económicos debido a factores como la política monetaria contractiva adoptada por el Banco de la República desde abril del año pasado.

Según las cifras de Cuentas Nacionales publicadas por el DANE, disponibles al primer trimestre de 2007, la economía creció durante dicho trimestre 8.0% respecto al mismo trimestre de 2006, tasa superior en 2 puntos a la expectativa de los principales analistas, que esperaban en promedio un crecimiento cercano al 6% durante el trimestre.

Como se mencionó anteriormente, por el lado de la oferta continuó sorprendiendo la gran dinámica registrada por la construcción, que creció 28.3% frente al mismo trimestre del año anterior. Así mismo, la industria y el comercio presentaron tasas de crecimiento importantes, 14.6% y 11.2% respectivamente, por lo que el sector manufacturero se ubicó como el de mayor contribución al crecimiento total aportando 2.2 puntos porcentuales a la tasa de crecimiento del PIB. El caso de la industria es el más importante ya que ésta viene de crecer tan sólo 3.9% en 2005 y 10.8% en 2006. La consolidación de la reactivación de este sector es fruto de la mayor confianza que presentan actualmente los industriales (Gráfico 1).

Gráfico 1
PIB grandes ramas 2006 y 2007
(Variación anual %)


2007*
2006
PIB
8.0%
0.2%
9.8%
Comercio
11.0%
Electricidad
Explotación de minas
-0.9%
1.7%
-10
0
10
20
30
40

* Cifras al primer trimestre de 2007.
Fuente: DANE. cálculos Corficolombiana.

Por el lado de la demanda la noticia positiva la dio la formación bruta de capital que presentó un crecimiento anual de 31.8% y aportó 7.1 puntos al crecimiento total durante el primer trimestre. Este aspecto garantiza en buena medida la sostenibilidad del actual proceso de expansión económica. Sin embargo, las exportaciones netas continúan restando puntos al crecimiento (3.6 puntos) ya que una proporción de la demanda interna ha sido satisfecha a través de importaciones crecientes (Gráfico 2).

Dados los actuales niveles de crecimiento económico, ha sido sorpresivo el comportamiento reciente de la tasa de

Gráfico 2
Contribución al crecimiento del PIB



* Cifras al primer trimestre de 2007.
Fuente: DANE, cálculos Corficolombiana.

Gráfico 3
Tasa de desempleo total nacional
(Promedio móvil 12 meses)



Fuente: DANE - ECH.

desempleo. Si bien desde principios de 2003 se ha observado una tendencia decreciente de la tasa de desempleo (total nacional), la cual pasó de 15.7% en diciembre de 2002 a 11.4% en junio de 2006, durante la segunda mitad del año pasado los niveles de desempleo presentaron un repunte por lo que la tasa de desempleo alcanzó 12.1% en enero de 2007. Desde entonces, la tasa de desempleo se ha estabilizado en niveles cercanos al 12% (Gráfico 3).

En el frente inflacionario, después del comportamiento favorable del IPC durante 2006, los primeros meses de 2007 se caracterizaron por un fuerte salto en la inflación anual total, guiada principalmente por el notable incremento de los precios de los alimentos y por las presiones derivadas de la demanda interna. En efecto, la inflación total alcanzó a llegar a 6.26% en abril, casi 1.8 puntos por encima del límite superior del rango meta establecido por el Banco de la República para el presente año. Sin embargo, desde mayo se ha presentado un ajuste en la inflación total, generada por las menores presiones sobre los precios de los alimentos y los efectos rezagados del incremento en las tasas de interés de la economía sobre el consumo privado, hecho que ha logrado limitar las presiones inflacionarias derivadas de la demanda (Gráfico 4).

Gráfico 4
Índice de precios al consumidor total y sin alimentos



Fuente: DANE.

Como respuesta a las presiones inflacionarias, el Banco de la República ha incrementado la tasa de intervención en 300 puntos básicos desde abril de 2006, por lo que actualmente ésta se ubica en 9.0%. En el mismo período, como respuesta a este incremento, la DTF ha presentado un aumento de 250 puntos básicos, concentrado principalmente en el segundo trimestre del año (y apoyado por

la imposición del encaje marginal sobre los diferentes tipos de depósitos del sistema financiero). Finalmente, debido al rezago de la transmisión de las tasas de interés, la tasa de créditos de consumo comenzó a presentar desde mayo una tendencia al alza (Gráfico 5).

Gráfico 5
Tasa de colocación créditos de consumo


27
25
23
21
19
17
21.6

Fuente: Banco de la República.

comportamiento de la inflación total durante ese período fortaleció las expectativas de mayores incrementos en la tasa de interés de intervención del Banco de la República y por ende la corrección de los precios de los activos locales (Gráfico 6).

Gráfico 6
Activos locales - 2007


IDP
IGBC
IDC
COP/US
105
100
95
90
85
80

Fuente: BVC, Superintendencia Financiera y Corficolombiana.

Mercados Locales

Los activos locales (deuda pública, deuda corporativa y acciones) no tuvieron un buen desempeño: desvalorizaciones de la deuda pública y las acciones y una leve valorización de la deuda corporativa, todo esto acompañado por una fuerte revaluación del peso frente al dólar americano en el período. El comportamiento de los mercados domésticos durante los primeros tres meses del año se explica fundamentalmente por factores internos. El

Durante el segundo trimestre el panorama de tasas de interés locales se aclaró y los mercados domésticos presentaron correcciones importantes. De esta forma, como lo reporta el siguiente cuadro, en el primer semestre del año las acciones colombianas han perdido 4.7% y la deuda pública 1.0% mientras que la deuda corporativa y el peso han alcanzado valorizaciones de 3.2% y 12.5% respectivamente (Cuadro 1).

Cuadro 1. Activos locales - 2007

	Deuda Pública (%)	Deuda Corporativa (%)	IGBC (%)	COP en USD (%)
Primer semestre 2007	-1.0	3.2	-4.7	12.5
Primer semestre 2006	-5.8	-2.5	-19.5	-12.9

Fuente: BVC, Superintendencia Financiera y Corficolombiana.

En términos generales, la volatilidad de los mercados domésticos de renta fija y variable ha sido baja si se compara con la elevada volatilidad observada a mediados de 2006. Sin embargo, a diferencia de los demás mercados, el mercado cambiario ha registrado un incremento en su volatilidad durante los últimos meses, como consecuencia del elevado nivel de incertidumbre frente al panorama interno y externo. Durante los primeros meses del año, pesó más la incertidumbre frente a las decisiones de política monetaria que adoptaría el Banco de la República en el corto plazo. Adicionalmente, las expectativas de mayores flujos de dólares hacia el país generaron fuertes presiones a la apreciación del peso. A pesar de la fuerte intervención discrecional por parte del Emisor en el mercado cambiario durante los tres primeros meses del año, el peso se apreció notablemente, alcanzando valorizaciones superiores al 15% en lo corrido del año (Gráfico 7).

Gráfico 7
Volatilidad diaria de la cotización del dólar



Fuente: Corficolombiana.

Posteriormente, el Banco de la República abandonó la intervención discrecional en el mercado y a principios de mayo adoptó medidas enfocadas a limitar los flujos especulativos de dólares al país: se reestableció el depósito al endeudamiento externo (40%) y se impuso un límite a la posición apalancada de las operaciones de derivados de los intermediarios financieros (500% de su patrimonio técnico). A través de estas dos medidas, el Banco de la República logró limitar uno de los mecanismos que estaba siendo utilizado por algunos agentes para presionar la apreciación del peso: el endeudamiento externo cubierto con forwards de tasa de cambio con devaluaciones implícitas muy bajas o incluso negativas.

Se comenzó a observar una corrección de la cotización, en el segundo trimestre del año que se debió a factores externos. Las cifras publicadas en Estados Unidos durante junio y julio reactivaron los temores por mayores presiones inflacionarias derivadas del ritmo de crecimiento del consumo. Así, las expectativas de un eventual recorte de la tasa de interés de intervención de la Reserva Federal se desvanecieron e incluso algunos analistas comenzaron a hablar nuevamente de incrementos en la tasa de interés durante la segunda mitad del año.

De esta forma, las principales monedas de la región (real brasilero y peso mexicano) revirtieron su tendencia de apreciación y consecuentemente el peso colombiano presentó un comportamiento similar, alcanzando niveles cercanos a los 2,000 pesos durante el segundo trimestre del año (Gráfico 8).

Gráfico 8
Monedas de la región


Peso MXN
Real BRL
Peso COP

Fuente: Bloomberg.

Sector Financiero

En los primeros meses de 2007 continuó el fuerte crecimiento de los desembolsos y de la cartera de crédito. Con cifras a mayo, el saldo de la cartera de crédito comercial había crecido 26.6% anual y el saldo de la cartera de microcrédito lo había hecho a una tasa de 31.6% anual. Por otro lado, si bien mantiene tasas de crecimiento elevadas, el saldo de cartera de crédito de consumo ha presentado una desaceleración en su ritmo de crecimiento, como consecuencia del incremento de la tasa de interés de crédito de consumo. Mientras que al finalizar 2006 la cartera de crédito de consumo creció casi 50%, desde marzo de 2007 el ritmo de crecimiento se ha estabilizado y actualmente crece al 46.6% (Gráfico 9).

Gráfico 9
Cartera de créditos


Comercial
Consumo
Hipotecaria
60
50
40
30
20
10
0
-10
-20
-30

Fuente: Superintendencia Financiera.

Como señalaron los principales analistas e incluso el propio Banco de la República al finalizar el año pasado, este elevado ritmo de crecimiento de los desembolsos y de los saldos, en especial en el caso del crédito de consumo, implica un riesgo importante en el mediano plazo, ya que la disposición de los bancos por ofrecer préstamos a un ritmo tan fuerte no permite una evaluación profunda del crédito. En efecto, en los meses recientes se ha observado un incremento en el indicador tradicional de calidad de cartera para el caso de la cartera de consumo. Sin embargo, los actuales niveles aún se encuentran relativamente bajos (Gráfico 10).

Gráfico 10
Indicador tradicional de calidad de cartera crédito de consumo



Fuente: Superintendencia Financiera.

Perspectivas Segundo Semestre de 2007

Las perspectivas económicas para lo que resta de 2007 son positivas. Si bien se espera un menor ritmo de crecimiento de la actividad económica, la tasa de expansión estimada por Corficolombiana de 5.9% continúa superior al crecimiento promedio de las últimas dos décadas. La desaceleración estimada obedece principalmente a dos factores: en primer lugar, al impacto rezagado del incremento de la tasa de interés de intervención y de las tasas de interés activas y pasivas de la economía. La demanda interna deberá reducir su ritmo de crecimiento, como consecuencia del menor crecimiento del crédito. En segundo lugar, se espera que la desaceleración de la actividad económica en Estados Unidos continúe durante el segundo semestre del año, guiada por el deterioro del mercado inmobiliario y el menor ritmo de crecimiento del consumo privado en dicho país. De esta forma, la demanda por importaciones provenientes de Colombia deberá presentar un menor ritmo de crecimiento.

De esta forma, las presiones inflacionarias registradas durante los tres primeros meses continuarán perdiendo fuerza. Se esperan entonces ajustes importantes en el comportamiento del nivel general de precios, debido al enfriamiento de la demanda interna. La inflación anual deberá cerrar próxima al límite superior del rango meta establecido por el Banco de la República de 4.5%.

En cuanto al sector de establecimientos financieros, esperamos que en lo que resta del año se mantenga el crecimiento de la cartera de crédito, aunque a un menor ritmo. Sumado a esto, la estabilidad esperada en los mercados domésticos permitirá que el sector recupere las tasas de crecimiento observadas en años anteriores, por encima de 3%.

PRINCIPALES CIFRAS DE LA CORPORACIÓN

Patrimonio y Relación de Solvencia

El patrimonio de la Corporación a junio de 2007 fue de $1.511.049 millones, ubicándose en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

La relación de solvencia a cierre del primer semestre de 2007 fue de 48.64%, un 100% superior al indicador registrado a diciembre de 2006 que fue de 24.32%.

Pérdidas y Ganancias

La Corporación registró a cierre del primer semestre de 2007 una utilidad neta de $105.263 millones (Gráfico 11).

Durante el primer semestre de 2007 el negocio de inversiones fue el principal generador de ingresos a través del rubro de dividendos y otros ingresos relacionados con operaciones especiales; los negocios de tesorería y banca de inversión son otro rubro importante del estado de resultados, aunque en menor proporción. La venta de bienes recibidos en pago y activos fijos continúa generando ingresos importantes para la Corporación (Gráfico 12).

Gráfico 11
Utilidad neta


700,000
600,000
450,000
300,000
200,000
150,000
50,000
0
223,084
114,547
105,263
Dic-05
Dic-06

Fuente: Corficolombiana.

Gráfico 12
Resultado operacional neto


700,000
600,000
450,000
300,000
200,000
150,000
50,000
0
76,397
Dic-05

Fuente: Corficolombiana.

A junio de 2007 el resultado operacional neto registró un valor de $76.397 millones.

En el negocio de inversiones de capital se recibieron en el primer semestre dividendos por $71.877 millones y se registraron ingresos de comisiones por $2.247 millones. Adicionalmente se realizó un acuerdo con la empresa Proyectos de Energía S.A. (PESA), la cual entregó en dación en pago acciones de la empresa de Energía de Bogotá y con esta operación se canceló la totalidad de la deuda que PESA tenía con la Corporación, de esta manera se

liberó la provisión de cartera y se recibieron intereses e ingresos asociados a este préstamo, significando un ingreso neto de $50.083 millones. En total el negocio de inversiones le generó a la Corporación ingresos por $122.453 millones en el primer semestre de 2007.

Por su parte el negocio de tesorería, incluyendo valoración de portafolio, trading y mercado de divisas, generó $40.016 millones de ingresos netos durante el primer semestre de 2007.

El negocio de banca de inversión participó en el resultado operacional neto con comisiones por $4.263 millones.

Los gastos de administración alcanzaron la suma de $27.444 millones al cierre del primer semestre de 2007, durante el cual se finalizaron las adecuaciones y remodelaciones de las instalaciones de la Corporación, situación que impactó el rubro de gastos generales.

El rubro de utilidad en venta de bienes recibidos en pago y de activos fijos tuvo un comportamiento positivo en el primer semestre de 2007 y registró ingresos cercanos a los $20.000 millones.

ACTIVIDAD COMERCIAL

Mercadeo

Durante el primer semestre, se llevó a cabo un programa de sostenimiento y recordación de la marca, a través de una campaña a nivel nacional en los principales diarios y revistas especializadas. Igualmente se continuó con la adecuación de la imagen a nivel de todas sus aplicaciones, buscando su unificación conforme al manual de imagen corporativa.

La Corporación diseñó y llevó a cabo varios foros, con el propósito de lograr un posicionamiento del área de investigaciones económicas, como uno de los principales formadores de opinión en la materia. Igualmente, y como ha sido tradicional, participamos y patrocinamos eventos de carácter nacional y regional de gran impacto, como los desarrollados por Anif, la Cámara Colombiana de Infraestructura y Latín Finance, entre otros.

Banca Privada

Durante el primer semestre del año 2007 se trabajó en la consolidación de la comercialización de los portafolios de inversión de la Corporación y de sus filiales financieras, así como en la comercialización de nuevos productos que permitan llevar a nuestros clientes una mayor variedad de opciones de inversión.

En el tema de renta fija, la unidad de banca privada al cierre de junio 30 administraba depósitos en CDT, tanto para la Corporación como para Leasing Corficolombiana, por valor de $532.000 millones, mayor en $30.000 millones al semestre anterior, equivalente a un crecimiento de 12.1%. Se destaca la labor realizada sobre los costos de captación que para la Corporación es de 60 puntos básicos por debajo del costo del mercado institucional y en la Leasing son cerca de 48 puntos básicos menos, con referencia al mismo mercado. Hoy estos recursos representan el 48% del total de depósitos en CDT de la Corporación, que a cierre de junio 30 de 2007 registraron un valor de $674.448 millones y el 52% de los recursos de la compañía de Leasing.

En cuanto a la comercialización de otros productos de renta fija y de operaciones de renta variable, que se realizan específicamente a través de la filial Casa de Bolsa Corficolombiana, el comportamiento ha sido positivo. En el primer semestre de 2007 se generaron comisiones por valor de $373 millones, superior en $169 millones, un 82.4%, al valor generado durante el segundo semestre del año anterior y que representan el 75% de las comisiones generadas durante el año 2006.

La fuerza comercial de banca privada participó en la distribución entre sus clientes de la emisión de acciones del grupo AVAL y de la emisión de acciones de ISAGEN; los resultados en ambos casos fueron positivos y dejan un camino allanado para el trabajo del segundo semestre de 2007, donde se presupuestan colocaciones tan importan-

tes para el mercado primario como la de ISA , en la que la Corporación es estructuradora y distribuidora, y la de ECOPETROL.

En el tema de comercialización de fondos comunes especiales y fondos de pensiones voluntarias, el aumento de los tipos de interés ha reducido la rentabilidad de estos vehículos de inversión en el último año lo cual los hace poco atractivos para el segmento del mercado de banca privada. No obstante de lo anterior, el promedio de depósitos conseguidos para la Fiduciaria Corficolombiana se ha mantenido estable, con recursos provenientes del sector empresarial que utilizan estos vehículos como herramientas transaccionales en su labor de optimizar la utilización de sus excedentes de liquidez de corto plazo.

En cuanto a nuevos productos se ha venido trabajando en el dimensionamiento del mercado para papeles denominados en dólares y en vehículos de inversión sofisticados como los fondos de capital privado.

MESA DE DINERO

El comportamiento económico del primer semestre generó un entorno de baja rentabilidad en la tesorería. No obstante en este período la Mesa de Dinero de la Corporación, continuó siendo uno de los participantes líderes en los mercados. Continúa su presencia importante dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 9° lugar dentro del ranking general a junio de 2007, con una participación del 5.10% del mercado primario y del 9.07% del mercado secundario (SEN).

En el mercado de moneda extranjera y derivados, seguimos con una presencia importante, tanto con clientes locales como con los internacionales que están operando en el mercado Colombiano. Al cierre del primer semestre de 2007, nuestro portafolio de derivados Peso/Usd ascendía a un valor de Usd $1.805 millones, que significa un aumento del 48%, comparado con diciembre de 2006. La participación de la Corporación en este mercado durante el primer semestre de 2007 fue del 5.57%. En este período, la participación de la Corporación en el mercado Spot Peso/Usd fue del 15.11% (Con base en información a Mayo de 2007).

Al cierre del primer semestre de 2007, el portafolio de inversiones de renta fija de la Corporación ascendió a $1.011.308 millones, lo que representa un decrecimiento del 2.24% con respecto al cierre de Diciembre de 2006. Esta disminución se dió, especialmente en el primer trimestre, para reducir el riesgo de mercado. Si bien se han tomado posiciones en el segundo trimestre, no vemos todavía un panorama estable en materia de tasas de interés para aumentar nuestra exposición.

Para el segundo semestre de 2007, la Corporación continuará la exploración de otros mercados, fundamentalmente en derivados, mercado que tiene potencial de crecimiento buscando la manera más eficiente de invertir los excedentes de liquidez de la Entidad y maximizar sus utilidades.

INVERSIONES DE CAPITAL

El primer semestre del año 2007 enmarcó un periodo expansión de producción y demanda favorable para los resultados del portafolio de inversiones en capital de la Corporación. Como lo respaldan las cifras de crecimiento económico para el primer trimestre, los resultados operacionales de las empresas enfocadas al mercado interno han sido favorables en lo corrido del 2007, y la diversificación del portafolio de inversiones de Corficolombiana ha logrado balancear el impacto que la revaluación del peso colombiano ha tenido en algunas empresas con ventas en dólares.

El portafolio de renta variable de la Corporación está compuesto por inversiones en diversos sectores de la economía. Se destaca el enfoque del portafolio en el sector de Infraestructura (Gas, Energía, Concesiones Carreteras y de Tratamiento de Agua, y Combustibles), el cual es un sector estratégico para la Corporación y en el que se pretende seguir invirtiendo dado su flujo estable de dividendos y bajos periodos de retorno (Gráfico 13).

Gráfico 13
Composición del portafolio de renta variable por sectores. A valor en libros junio de 2007
(100% = $1.5 billones)


Inmobiliario 2%
Tecnología 0%
Consumo 1%
Madera 3%
Minería 2%
Agro 7%
Industrial 2%
Financiero 14%
Hoteles 7%
Hidrocarburos 2%
Energía 14%
Gas 34%
Concesiones 12%

Fuente: Corficolombiana.

La valoración contable del portafolio consolidado de la Corporación al 30 de junio de 2007 alcanzó la suma de $1.539 billones de pesos, comparado al agregado de $1.578 billones al 31 de diciembre del 2006. Dentro de las inversiones que cotizan en bolsa, el primer semestre de 2007 enmarcó alzas en las acciones de Tablemac (53%), Gas Natural (46%) y Banco de Occidente (4%). Sin embargo, en el mismo periodo se depreciaron las acciones de Mineros (-15%) y Promigas (-7%). Las acciones de Adecaña, Eternit, Ingenio La Cabaña y Textiles Espinal no presentan variación en el periodo de comparación.

Corficolombiana inició el 2007 con un excelente desempeño en ingresos por dividendos generados por las compañías del portafolio, que en el primer semestre ascendieron a $71,877 millones, 36% superiores a los del primer semestre del 2006, descontando el dividendo extraordinario pagado por Concecol. Los sobresalientes resultados del ejercicio julio-diciembre 2006 en nuestras concesiones viales, PISA (Proyectos de Infraestructura S.A.) y Coviandes/Epiandes, y en nuestras compañías de leasing, (Leasing Corficolombiana y Leasing de Occidente) se ven reflejados en el nivel de dividendos que logro superar los resultados anteriores.

Las compañías líderes en generación de ingresos son, por orden, PISA, Promigás, Coviandes/Epiandes, la Empresa Energía de Bogotá, Leasing Corficolombiana, y Hoteles Estelar, recordando que los dividendos distribuidos por la EEB se registraron indirectamente mediante otros ingresos generados por PESA (Cuadro 2).

Entre las transacciones importantes efectuadas en las compañías del portafolio destacan primero la cancelación de pasivos en Proyectos de Energía S.A. (PESA), lo cual la prepara para una transacción subsiguiente que otorgará propiedad directa a Corficolombiana de las acciones de la Empresa Energía de Bogotá S.A. E.S.P.; segundo la escisión de PISA para crear una razón social que participara

Cuadro 2. Ingresos operacionales inversiones de renta variable

Ingresos vicepresidencia inversiones	2006	Primer semestre 2006	Primer semestre 2007
Dividendos[1]	143,172	80,873	71,877
Valoración[2]	535,224	19,961	(6,042)
Utilidad en venta de acciones	25,128	350	(163)
Comisiones	14,358	2,666	2,247
Diferencia en cambio[3]	(54)	(54)	10,590
Otros[3]	-	-	38,510
Total inversiones	**717,828**	**103,796**	**117,019**

[1] Para el primer semestre de 2006 se incluye dividendos extraordinarios de Concecol por $28.000 millones por venta de acciones de Corfivalle en 2005.

[2] La reducción en Valoración de inversiones en acciones negociables de alta y media bursatilidad se explica por la caída en el precio de la acción de Mineros S.A.

[3] La generación de ingresos por Diferencia en cambio y Otros (Ingreso por Intereses) están relacionados a la cancelación de pasivos de Proyectos de Energía S.A.

en una licitación para un proyecto vial, la cual se encuentra ahora en proceso de liquidación al haberse extinguido su objeto social; y tercero la reestructuración de los pasivos de Lloreda S.A., lo cual le otorga a esta empresa un espacio vital para recuperarse estructuralmente.

Por otro lado, en el primer semestre del 2007 concluyeron los procesos de venta de las participaciones de la Corporación en:

- Frigoríficos Colombianos S.A. (Colfrigos): Venta del 45.2% de la empresa, el proceso de venta se efectuó con éxito logrando realizar la transacción por COP$3,432 MM obteniendo una utilidad por venta de COP$338 MM. De igual forma ésta transacción impulsó la venta del lote que poseía Promotora Inmobiliaria La Esperanza S.A. (PILA) donde Colfrigos tiene su operación.

- Centro Motor S.A.: Venta del 10,62% de la empresa, la venta se logró realizando la transacción a plazo por COP$582 MM, lo cual dará una utilidad por venta de COP$182 MM.

- Valores Diaco S.A.: Venta del 0,14% de la empresa, el proceso de venta se efectuó con éxito logrando realizar la transacción por COP$91 MM obteniendo una utilidad por venta de COP$43 MM.

PORTAFOLIOS DE INVERSION

Durante el primer semestre del año 2007, la Corporación, a través de la Vicepresidencia de Portafolios de Inversión, continúa desarrollando sus dos principales labores: la estructuración y puesta en marcha de Fondos de Capital Privado (FCP) y la búsqueda de oportunidades de inversión y/o rotación de inversiones para el portafolio de renta variable de la Corporación.

Fondos de Capital Privado

En lo que respecta a las labores internas del área y a la estructuración y puesta en marcha de Fondos de Capital Privado (FCP), la Corporación, a través de la Vicepresidencia de Portafolios de Inversión, adelantó labores en los siguientes aspectos:

Diseño de la estructura interna del área

De cara a la puesta en marcha de los FCP, la Vicepresidencia de Portafolios de Inversión en conjunto con Mckinsey & Company adelantaron labores en la organización de la nueva área para definir la estructura, sus roles y responsabilidades, interrelaciones internas y externas y definición de procesos claves, así:

- Diseño de estructura y procesos claves.

- Generación de herramientas operativas y de seguimiento como soporte para todos los procesos.

Definición y estructuración de FCP's

Se han continuado en la gestión de organización y estructuración del FCP, para lo cual se han adelantado labores tales como:

- **Generación de contrato de suscripción marco**: En conjunto con la asesoría de Holguín Neira & Pombo, durante el primer semestre de 2007 se trabajó en la generación del contrato marco que permita la creación legal de los FCP, con base en las exigencias de la normatividad y del regulador, de tal forma que permita, a los inversionistas y a sus entes de administración, acceder a reglas claras de funcionamiento de los fondos basados en dicho documento.

- **Estructuración de Fondos de Capital Privado**: Se continua trabajando en la estructuración de los siguientes Fondos:

  - **Infraestructura**: Con base en este Fondo se ha desarrollado todo el tema de generación de contrato marco. Adicionalmente, se ha trabajado en la búsqueda y determinación de las posibles inversiones para el Fondo tanto a nivel nacional como internacional.

- **Cartera Improductiva:** Como parte de las creación de éste Fondo de Capital Privado la Vicepresidencia de Portafolios de Inversión participó junto con un Banco Internacional en el proceso de venta de activos improductivos adelantado por Central de Inversiones S.A. (CISA).

- **Inmobiliario:** Se adelantaron labores tendientes a estudiar diferentes mecanismos que permitan a este fondo ser diferenciadores en el mercado, con el fin de salir de la línea específica de un fondo que logre su rentabilidad a través de arriendos y valorizaciones, en este sentido, se han adelantado conversaciones con diferentes actores del mercado intensivos en activos inmobiliarios con el fin de estructurar a través del fondo nuevos mecanismos de financiación.

- **Cultivos de Largo Plazo:** En conjunto con la Vicepresidencia de Inversiones, así como también con filiales de la Corporación expertas en el tema, se están adelantando labores tendientes a la definición y puesta en marcha de nuevos cultivos que permitan tener el suficiente tamaño con el fin de que sean administrados por un FCP.

Promoción

Se continúa trabajando en los programas diseñados por Colombia Capital, el cual busca promover este nuevo instrumento dentro del mercado de valores e incentivar su desarrollo. En este momento se están iniciando las labores, al interior de la industria de FCP, tendientes a realizar diferentes eventos, con miras a atraer inversionistas para el fondo o posibles receptores de los dineros de capital de riesgo que administran los fondos. Para este caso específico, la Vicepresidencia de Portafolios de Inversión participará dentro de estas rondas en la promoción de las iniciativas de Fondos que está adelantando.

Normatividad

Durante el primer semestre de 2007, se continuo con el estudio y comentarios de las diferentes propuestas de regulación presentadas por el Gobierno con el fin de lograr una normatividad más adecuada a las necesidades de administradores, inversionistas y del regulador; que estuviera bajo estándares internacionales. Finalmente, la regulación que rige las carteras colectivas (incluyendo a los Fondos de Capital Privado) se expide a través del Decreto 2175 de junio 12 de 2007.

Rotación de Portafolio

Respecto a la rotación de inversiones para el portafolio de renta variable de la Corporación, durante el primer semestre de 2007, el área de Portafolios de Inversión en conjunto con el área de Inversiones adelantaron las labores concernientes para la venta de las participaciones en Colfrigos S.A., Centro Motor S.A. y Valores Diaco S.A., con resultados tal como se explicó en el segmento correspondiente al la gestión del negocio de Inversiones.

BANCA DE INVERSION

Durante el primer semestre de 2007, la Banca de Inversión de la Corporación mantuvo el ritmo de negocios que se ha venido dando en los diferentes productos. Se ha consolidado la estrategia regional de tal forma que ya constituye el 20% de los negocios del área.

A lo largo del primer semestre del año se han movilizado recursos por más de $790 mil millones de pesos.

Es de anotar el cambio que ha tenido los mercados en estos meses. El mercado de deuda corporativa estuvo cerrado durante el segundo trimestre del año por la alta volatilidad de las tasas de interés. Por otro lado, la reducción de la liquidez de la economía, y las medidas tomadas por el gobierno de incremento de encajes y provisiones para los bancos, han empezado a producir aumentos significativos en las tasas de interés que pueden afectar la colocación de créditos sindicados en el futuro próximo.

Los principales negocios ejecutados durante el primer semestre de 2007 fueron los siguientes:

- **Estructuración y Colocación de Títulos en el Mercado de Capitales**. Se estructuraron las siguientes emisiones: Emisión de Acciones del Grupo Aval por $376 mil millones, emisión de bonos ordinarios de Colombina por $50 mil millones y emisión de bonos ordinarios de Coviandes por $47.7 mil millones.

- **Créditos Sindicados**. Se estructuraron y distribuyeron los siguientes créditos sindicados durante lo corrido del año: Fundación Mundial de la Mujer Bucaramanga por $35 mil millones e Intecplast por $12.5 mil millones.

- **Fusiones y Adquisiciones**. En lo corrido del año 2007 se destaca la valoración y enajenación de Thomas Greg & Sons por un valor de $60 mil millones de pesos y la venta de negocios de una empresa líder en uno de los sectores más importantes del país, cuyo nombre y sector no revelamos por acuerdos de confidencialidad, por un monto total de U$99 millones de dólares.

Finalmente, el área de Investigaciones Económicas ha desarrollado nuevas herramientas de análisis y opinión a través de informes de mercados y análisis de acciones. Es de destacar el lanzamiento de tres informes: informe especial del sector farmacéutico, informe de deuda pública - perspectivas 2007 y un informe de recomendaciones de inversión. A su vez la Corporación co -patrocinó y colaboró con el evento de Latin Finance titulado "The Andean and the Investment Forum" y se distribuyó un informe titulado "Condiciones para la Inversión en América Latina", todo con el apoyo del área de Investigaciones Económicas.

GERENCIA DE INMUEBLES

Durante el primer semestre del año 2007 en la Corporación ingresaron nuevos bienes en dación en pago por valor de $413,5 millones, frente a unas ventas de estos activos por valor de $18,985.8 millones, incluyendo los bienes saneados y el saldo de las daciones disminuyó de $69.590,6 millones en Diciembre 31 de 2.006 a $51.569 millones en Junio 30 de 2.007.

En total se vendieron $30,410.7 millones incluyendo Bienes Recibidos en Pago, inmuebles saneados, inmuebles en fideicomisos de inversión y activos fijos no utilizados en la operación. Estas ventas dejaron un impacto positivo en el Estado de Pérdidas y Ganancias de $18,654.1 millones.

Para el logro de estas ventas, la Corporación continuó con los diferentes canales de ventas entre los que se encuentran el Grupo Aval - Viviendas Planificadas S.A., Valora S.A y la Gerencia Nacional de Inmuebles quien directamente y/o a través de intermediarios externos logró el mayor volumen de ventas.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas.

La Corporación tiene un módulo de cupos en línea, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos im-

portantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Riesgo de Liquidez

La gestión del riesgo de liquidez se fundamenta en el cumplimiento de la Circular Externa 042 de septiembre 27 de 2001. En el comité de activos y pasivos (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos en línea del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

Riesgo Operacional

Corficolombiana ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos.

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2007 son:

- Se aplicó metodología para la identificación, medición, control y monitoreo de riesgos operacionales en todos los procesos de la compañía: misionales, estratégicos y de apoyo. A corte junio 30 se cumplieron los pasos de identificación y medición de riesgos.

- Se continuó con el programa de capacitación institucional de manera presencial. A junio 30 fueron capacitados el 95% del personal. Adicionalmente la Corporación se encuentra desarrollando proyecto de capacitación virtual con la firma COGNOS ON LINE la cual se integrará al programa de inducción institucional.

- Se terminó construcción de Base de Datos de Riesgo Operacional. Con la ayuda del área de Tecnología se desarrollo aplicación en ambiente WEB. Esta aplicación permitirá la captura, seguimiento y consulta de los eventos de riesgo operacional que se presenten en la organización.

- Se presentó a la Junta Directiva el manual de políticas de riesgo operacional el cual fue aprobado.

- Con relación al Plan de Continuidad de Negocio, la Corporación contrato los servicios de DELIMA MARSH para construir su Plan de Continuidad de Negocio (BCP) el cual tiene alcance al Plan de Recuperación de Desastres (DRP). El proyecto se encuentra en la etapa de cierre del Análisis de Impacto al Negocio.

Finalmente, la Superintendencia Financiera expidió la Circular Externa 041 de junio de 2007, la cual está incorporada en el capitulo XXIII de la Circular Básica Contable y Financiera. Esta circular fija las bases y los lineamientos mínimos que deben ser implementados por las entidades, para el desarrollo de un Sistema de Administración del Riesgo Operativo (SARO). Sobre el particular, la Corporación se encuentra cumpliendo con lo establecido por la norma en cada una de sus etapas.

Riesgo de Lavado de Activos

El Sistema Integral de Prevención de Lavado de Activos y Financiación de Terrorismo de la Corporación está basado en la evaluación de los riesgos inherentes para los productos, mercados objetivos y operaciones de todas las dependencias de la entidad.

En el entendido de ser el riesgo de lavado de activos y de la financiación del terrorismo la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la Corporación si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad, la Junta Directiva ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Estos incorporan el conocimiento de los clientes y mercados, el monitoreo de señales de alerta y la colaboración con las autoridades.

Para ello, en primera instancia la Junta Directiva conoce, examina y aprueba cada año el plan de actividades que elabora el Oficial de Cumplimiento con base en la evaluación de los riesgos. El análisis se apoya en matrices que se usan para determinar los factores y situaciones generadoras de los riesgos de lavado de activos y financiación de terrorismo, así como para identificar los negocios, las dependencias y las oficinas mayormente expuestas, con el fin de fortalecer los controles.

En efecto, previo a la elaboración del Plan Anual de Cumplimiento, se lleva a cabo el análisis que permite orientar las prioridades a incluir en el mismo dado el nivel de vulnerabilidad de los negocios al riesgo de lavado. Así, para cada tipo de transacción se analiza el riesgo de manera detallada, bajo la metodología de panel de expertos, conjuntamente con las personas que tienen a su cargo la realización de las operaciones. Estas matrices son actualizadas cada año, o cuando algún cambio en el producto, en el mercado o en el entorno mismo, amerite su actualización.

En particular, durante el primer semestre de 2007, la Corporación dio inicio a la implementación del SARLAFT (Sistema de Administración de riesgo de Lavado de Activos y Financiación de Terrorismo) de acuerdo con lo establecido en la Circular Externa 22 del 19 de abril de 2007 emitida por la Superintendencia Financiera de Colombia, en cuanto al control de los recursos de las campañas políticas. De acuerdo con el cronograma del proyecto aprobado por la Junta Directiva, las etapas y demás elementos del SARLAFT estarán implementados el 1 de enero de 2008.

La supervisión de los controles para prevenir estos riesgos es efectuada por la Junta Directiva y la Presidencia a través de los informes presentados por el Oficial de Cumplimiento. Así mismo la Contraloría y la Revisoría Fiscal ejercen sus evaluaciones con el fin de evaluar si los controles internos establecidos son eficaces para prevenir el riesgo.

SITUACION ADMINISTRATIVA

A 30 de junio de 2007, Corficolombiana contaba con una planta de personal de 330 empleados, que representa un aumento del 3.13% respecto a los 320 empleados que iniciaron el año. Este incremento se presenta como respuesta al fortalecimiento y consolidación de las áreas estratégicas del negocio y las áreas de soporte con el fin de lograr los objetivos propuestos para este año.

Dentro de otras acciones llevadas a cabo durante el primer semestre de 2007, están la adecuación física de la Dirección General y Oficinas, la estabilización y unifi-

cación de los procesos y aplicativos administrativos, así como el ajuste a la estructura de gastos.

AVANCES TECNOLÓGICOS

Durante en el primer semestre del 2007 el área de sistemas continuó el desarrollo de su plataforma tecnológica mediante importantes proyectos de apoyo a la operación diaria de la Corporación tales como:

- Implantación Sistema de Registro de Eventos de Riesgo Operacional
- Plan estratégico de Inteligencia de Negocios
- Diseño y adquisición de la plataforma de servidores centrales, incluyendo servidores contingencia en centro de computo alterno dando cumplimiento a los requerimientos de la Superintendencia Financiera de Riesgo Operacional.
- Rediseño del Centro de Computo principal
- Diseño e Implantación de Arquitectura Orientada a Servicios.
- Fase de Desarrollo del Proyecto de Gestión de procesos operativos de la Mesa de Dinero.
- Fase de Desarrollo del Proyecto de Cliente Único para la Corporación y sus filiales financieras.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

COMITE DE AUDITORIA

El comité de Auditoria como órgano de apoyo a la gestión que efectúa la Junta Directiva de la Corporación, en la implementación y supervisión del control interno, celebró una reunión el 14 de febrero del presente año, donde se analizaron, entre otros temas, los que a continuación detallamos con el propósito de evaluar la estructura del control interno:

- Análisis de los estados financieros y dictamen del Revisor Fiscal, sobre estados financieros a diciembre de 2006.
- La cartera por calificación a enero de 2007.
- El Comité supervisó la adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los controles necesarios para evitar que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas.
- Supervisó las funciones y actividades de Contraloría en aspectos tales como:
  - Presentación de la planeación de Contraloría para el año 2007, elaborada de acuerdo con los riesgos de la Corporación, donde se incluye las actividades de Auditoria Interna y Auditoria de Sistemas.
  - Informes de evaluación de Auditoria a las diferentes áreas, productos y filiales de la corporación.
  - Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
  - Estadísticas de seguimiento y control con base en la planeación.
- Revisó los oficios recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas y seguimiento a su mejoramiento.
- Adelantó revisión a los informes presentados por el Oficial de Cumplimiento a la Junta Directiva, con el fín de verificar la suficiencia de los mismos en cuanto a que existan los controles necesarios para evitar que la Corporación sea utilizada como instrumento para la realización de actividades delictivas.

- Planeación de la Revisoría Fiscal para el año 2007.

- Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.

- Se analizaron y evaluaron las actas del Comité del GAP.

- En el Comité de 14 de febrero de 2007, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.

- Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.

- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera de Colombia, Revisoría Fiscal, Auditoria Interna y Auditoria de Sistemas.

- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.

- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.

- Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité.

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 105 del Estatuto Orgánico del Sistema Financiero y en los numerales 2.2.1 y 2.2.2 del capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene adoptado un Código de Ética y Conducta y un Manual de Políticas y Procedimientos de Prevención y Control de Lavado de Activos aprobados por la Junta Directiva, los cuales contienen las disposiciones establecidas para evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

Durante el primer semestre de 2007, la Corporación dio inicio a la implementación del SARLAFT (Sistema de Administración de riesgo de Lavado de Activos.

La Corporación cuenta dentro de su estructura organizacional con una Unidad de Cumplimiento dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

Durante el primer semestre del 2007 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención. Para tal efecto, al inicio del año se aprobó el Plan Anual de Cumplimiento 2007, cuyo avance ha sido supervisado permanentemente por la Presidencia y presentado a través de los informes a la Junta Directiva por parte del Oficial de Cumplimiento que establece la normatividad vigente.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero del Ministerio de Hacienda.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del primer semestre del año 2007 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la corporación, ni cambios en la metodología de evaluación de la misma.

NUEVAS DISPOSICIONES LEGALES

Ministerio de Hacienda y Crédito Público. Decreto 018 del 4 de enero de 2007, "Por el cual se modifica el artículo 2 del Decreto 4090 de 2006".

Se modificó el artículo 2 del decreto 4090 de 2006, uniendo en una sola categoría el crédito comercial y el de consumo.

Reglamentado el procedimiento para realizar Ofertas Públicas de Valores. Superintendencia Financiera. Circular Externa 002 de 2007.

La Superintendencia Financiera reglamentó el procedimiento para la realización de Ofertas Públicas de Adquisición contenido en el Decreto 1941 de 2006. En términos generales contiene los siguientes lineamientos:

El oferente podrá modificar los límites de cantidad de valores que ofreció adquirir en la oferta inicial, cuando el número de aceptaciones recibidas después de transcurrido el término de aceptación, no lleguen a la cantidad mínima o superen la cantidad que se ofreció adquirir.

La vigencia de las garantías de cumplimiento es desde antes de la publicación del aviso, hasta el cumplimiento de todas las obligaciones resultantes de la OPA. La Bolsa de Valores podrá suspender la oferta si considera que las garantías no son suficientes y no son mejoradas.

Cuando el pago de acciones es en valores, se establecerá en la oferta el precio, los términos de relación de intercambio y quien la haya definido.

El pacto de cláusulas compensatorias para indemnizar por terminación de la OPA debe ser informado al mercado y los recursos para su pago deben provenir de los accionistas de la compañía ofertada y no de la compañía. Finalmente, cuando hay una OPA y al mismo tiempo la sociedad hace una colocación de acciones, la OPA y sus garantías se deben extender a la totalidad de acciones colocadas.

Reporte de la información relacionada con las consignaciones, retiros y saldos de las cuentas de ahorro y cuentas corrientes. Superintendencia Financiera. Circular Externa 005 de 2007.

Con el objeto de conocer el nivel de mercado en lo que tiene que ver con las tasas de interés pasivas en todos los plazos de captación, la Superintendencia Financiera solicitó el envío diario de un reporte de las tasas de interés y los montos de los movimientos originados en consignaciones, retiros y saldos de cuentas corrientes y de ahorro.

Ministerio de Hacienda y Crédito Público. Decreto 383 de 2007 "Por el cual se modifica el Decreto 2685 de 1999 y se dictan otras disposiciones".

Mediante este decreto se adopta una regulación extensa sobre las zonas francas. En relación con el sector financiero se establece lo siguiente:

- Se permite a las entidades financieras, con excepción de los almacenes generales de depósito, vincularse a estas zonas como sucursal o agencia sin el régimen de zona franca.

- Los usuarios establecidos en zonas francas podrán tener acceso a los créditos de las instituciones financieras, de la misma forma que las empresas establecidas en el resto del país.

- Los bienes dados en garantía que se encuentren en la zona franca sólo podrán ser retirados definitivamente de la zona franca previa autorización de la institución financiera que otorgó el crédito.

Decreto 519 de 2007 del "Por el cual se determinan las distintas modalidades de crédito cuyas tasas deben ser certificadas por la Superintendencia Financiera de Colombia y se dictan otras disposiciones".

La norma señala lo siguiente:

- La Superintendencia Financiera de Colombia certificará el interés bancario corriente; para el cumplimiento de tal función, analizará con técnicas adecuadas de ponderación, la información financiera y contable que le entreguen los establecimientos de crédito pudiendo exceptuar operaciones que por sus condiciones particulares no resulten representativas.

- De manera previa a certificar cada modalidad de crédito la S.F.C. publicará la metodología de cálculo que utilice, así como sus modificaciones.

- Las tasas certificadas deben expresarse en términos efectivos anuales y regirán por el periodo correspondiente.

- Establece como modalidades de crédito: el Microcrédito, y en una misma categoría define de Consumo y Ordinario.

- La clasificación del crédito en una de las modalidades señaladas se hará por el acreedor al momento de su aprobación, tal clasificación permanecerá hasta la cancelación del mismo.

- Los límites para el interés remuneratorio en el crédito de vivienda a que se refiere al ley 546 de 1999 los definirá la Junta Directiva del Banco de la Republica. El límite de usura será el previsto en el artículo 19 de dicha Ley.

Se reglamentan las cuentas de margen. Ministerio de Hacienda y Crédito Público. Decreto 666 del 6 de marzo de 2007 "Por el cual se reglamentan las cuentas de margen".

Señala la norma que son cuentas de margen "los contratos celebrados para realizar operaciones de contado de compraventa de valores, por cuenta de un cliente, por montos superiores a los recursos aportados por éste en los que se prevé que la liquidación de las posiciones abiertas se efectué total o parcialmente con los recursos o valores obtenidos mediante la liquidación de una operación de compraventa de valores, reporto o repo, simultánea o transferencia temporal de valores".

Igualmente se determina que las operaciones de cuentas de margen:

- Sólo podrán realizarse a través de sistemas de negociación de valores autorizados por la Superintendencia Financiera.

- Sólo podrán ser realizadas por: a) Las sociedades comisionistas de bolsa de valores dentro del marco del contrato de comisión o a través de la administración de portafolios de terceros y b) Por las sociedades fiduciarias dentro del marco de los contratos de fiducia mercantil o encargo fiduciario.

- Los valores autorizados serán establecidos por la Superintendencia Financiera teniendo como criterio la alta liquidez.

Dirección Impuestos y Aduanas Nacionales. Circular 0034 del 15 de marzo de 2007.

Mediante esta Circular la DIAN precisa el alcance del artículo 1° del decreto 567 de 2007 sobre la tarifa de retención en la fuente sobre dividendos o participaciones gravados.

Dispone la DIAN que la tarifa aplicable a los pagos o abonos en cuenta efectuados a los beneficiarios que sean declarantes del impuesto sobre la renta, será del 20%. Para determinar la condición de declarante del impuesto sobre la renta, la sociedad pagadora del dividendo o participación deberá tener en cuenta que si el valor del pago durante el respectivo año gravable es igual o superior a 1400 UVT, la tarifa aplicable será del 20%.

Para los pagos o abonos en cuenta realizados a beneficiarios que sean personas naturales no obligadas a presentar declaración de renta, la tarifa será del 34% para el año 2007 y del 33% desde el año 2008.

Si el beneficiario, al momento de realizarse el pago o abono en cuenta del dividendo o participación gravado, manifiesta por escrito a la sociedad su calidad de declarante del impuesto de renta, la tarifa será del 20%.

Ministerio de Hacienda y Crédito Público. Decreto 1076 del 3 de abril de 2007 "Por el cual se dictan disposiciones para el ejercicio de la actividad de calificación de riesgos".

El Gobierno dicta algunas disposiciones para el ejercicio de la actividad de calificación de riesgos, dentro de las cuales se destacan las siguientes: i) personas que pueden realizar la calificación del riesgo, ii) objeto social, iii) actividades de calificación, iv) valores que deben calificarse, v) obligatoriedad de una segunda calificación, vi) alcance de la calificación y vii) prohibiciones, entre otros aspectos.

Ministerio de Hacienda y Crédito Público. Decreto 1099 del 3 de abril de 2007 "Por el cual se dictan disposiciones sobre la utilización o facilitación de recursos captados del público para realizar operaciones dirigidas a adquirir el control de sociedades o asociaciones".

Mediante este decreto se considera que existe autorización legal a las entidades vigiladas por la Superintendencia Financiera para utilizar o facilitar recursos captados del público en operaciones cuyo objeto sea la adquisición del control de otras sociedades o asociaciones cuando:

- El régimen legal de operaciones de la entidad vigilada expresamente prevea el otorgamiento de créditos para financiar:
  - La adquisición de acciones.
  - Bonos convertibles en acciones.
  - Cuotas partes de interés.
- El régimen de adquisiciones de la entidad vigilada lo permita.
- El régimen legal de inversiones de la entidad vigilada permita la inversión por cuenta propia o de terceros de:
  - Acciones.
  - Bonos convertibles en acciones.
  - Títulos de deuda.

Señala además que las entidades vigiladas podrán realizar operaciones para facilitar la adquisición del control de otras sociedades o asociaciones cuando no empleen recursos captados del público.

Finalmente contempla que todo lo anterior se entenderá sin perjuicio al literal c) del artículo 10 del E.O.S.F. referido a la prohibición de conceder financiación para invertir en entidades financieras o aseguradoras.

Ministerio de Hacienda y Crédito Público. Decreto 1456 del 30 de abril de 2007 "Por la cual se dictan disposiciones sobre los sistemas de compensación y liquidación de operaciones sobre valores".

Se establece en primer lugar, quienes podrán administrar los sistemas de compensación y liquidación de operaciones sobre valores: las entidades constituidas exclusivamente para tal fin, las cámaras de riesgo central de contraparte, las bolsas de valores, las bolsas de bienes de productos agropecuarios y otros commodities, el Banco de la República y los depósitos centralizados de valores.

Estas entidades deberán tener además un reglamento y un manual de operaciones estableciendo su contenido míni-

mo y que tales documentos se entenderán incorporados en los contratos que se celebren con los participantes en los sistemas.

Se determina también quienes podrán ser participantes del sistema, el procedimiento para la confirmación y la aceptación de las órdenes de transferencia de dinero, las garantías y los efectos de las medidas cautelares, de la suspensión de pagos, de la liquidación y demás temas relevantes para el funcionamiento de tales sistemas.

Ministerio de Hacienda y Crédito Público. Decreto 1696 del 16 de mayo de 2007 "Por el cual se modifica el Decreto 669 de 2007".

El Decreto 669 de 2007 establece las condiciones y límites a los que deben sujetarse las inversiones de los Fondos de Cesantía. Las modificaciones que introduce el Decreto 1696 son las siguientes:

- Indica que los recursos de los fondos de cesantía se pueden invertir en depósitos remunerados en el Banco de la República.
- Modifica algunos limites globales de inversión.
- Establece que toda transacción de acciones, independiente del monto, debe realizarse a través de bolsa, salvo cuando se trate de acciones de empresas donde el Estado colombiano tenga participación o de adquisiciones en el mercado primario.

Ministerio de Hacienda y Crédito Público. Decreto 1801 de mayo de 2007. "Por el cual se modifica el Régimen General de Inversiones de capital del exterior en Colombia y de capital colombiano en el exterior".

El decreto modifica dos artículos del Decreto 2080 de 2000 que establece el Régimen General de Inversiones de capital del exterior en Colombia y de capital colombiano en el exterior. Los cambios que introduce son los siguientes:

- En cuanto a los derechos cambiarios del titular de la inversión, permite remitir al exterior en moneda libremente convertible las sumas recibidas producto de la enajenación de la inversión dentro del país, o de la liquidación de la empresa o portafolio o de la reducción de su capital.
- En relación con el registro de la inversión, señala que deberá realizarse conforme al procedimiento que establezca el Banco de la República, señalando el tipo de fondo, el monto de la inversión, el administrador local y el objeto exclusivo de dicha inversión.
- Como requisito para la inversión de capital del exterior deberá constituirse, al momento de la canalización, un depósito en el Banco de la República en moneda legal, por un monto equivalente al 40% del valor de la inversión liquidada a la TRM vigente a la fecha de su constitución. El depósito no será remunerado y el término para su restitución será de 6 meses. Se podrá restituir antes de su vencimiento, al momento o con posterioridad a su constitución, con sujeción a los porcentajes de descuento que describe el decreto y será exigible frente a las nuevas inversiones que se canalicen a través del mercado cambiario con posterioridad a la entrada en vigencia del decreto.

Ministerio de Hacienda y Crédito Público. Decreto 1802 del 23 de mayo de 2007 "Por el cual se dictan disposiciones sobre operaciones preacordadas".

Resaltamos los siguientes aspectos que contiene el decreto en cuanto a operaciones preacordadas:

- En el mercado de renta fija. Señala que se obstaculiza la libre concurrencia y la interferencia de otros participantes en el mercado de renta fija cuando se acuerda previamente los elementos esenciales de una operación sobre valores que se celebre a través de un sistema de negociación. Se exceptúa el caso en el cual la operación se realice en un módulo de negociación en el cual la postura de oferta de venta y de compra

sean expuestas durante un periodo de tiempo mínimo y se cumpla con otros requisitos.

- En el mercado de acciones y bonos obligatoriamente convertibles en acciones. No se obstaculiza la libre concurrencia y la interferencia de otros participantes cuando se acuerden previamente los elementos esenciales de operaciones sobre acciones o bonos convertibles en acciones siempre que se informe mediante comunicación escrita, con un mes de anterioridad, las condiciones del acuerdo previo a la Superintendencia Financiera, a la bolsa de valores o al sistema de negociación.

- En operaciones de crédito público y de manejo de deuda realizadas con la Nación. Los intermediarios de valores pertenecientes al programa de creadores de mercado de los títulos de deuda de la Nación, podrán realizar acuerdos con sus clientes para la distribución de dichos títulos tratándose de subastas en el mercado primario o de operaciones de manejo de deuda.

- En operaciones de martillo. Se obstaculiza la libre concurrencia y la interferencia de otros cuando se participe en compraventas de valores en las que los elementos esenciales de la operación sean acordados previamente o, en aquellos casos en los cuales una o varias personas hayan asumido la obligación previa de hacer postura en aquellas compraventas que se realicen a través de los remates, martillos o subastas que se efectuén en bolsas de valores.

- En operaciones cruzadas. No se considera que se obstaculice la libre concurrencia y la interferencia de otros participantes, por parte del intermediario que cruza operaciones en desarrollo de contratos de comisión, siempre que las posturas se expongan en un módulo de negociación en el cual la postura de oferta de venta y de compra sean expuestas durante un periodo de tiempo mínimo y se cumpla con otros requisitos.

- En contratos de liquidez. No se considera que se obstaculice la libre concurrencia y la interferencia de otros participantes en los contratos de liquidez, a los que se refiere la Resolución 400 de 1995, siempre que los respectivos acuerdos no contemplen contrapartes individualizadas.

Ministerio de Hacienda y Crédito Público. Decreto 2175 del 12 de junio de 2007 "Por el cual se regula la administración y gestión de las carteras colectivas".

Indica que las carteras colectivas previstas en el decreto sólo podrán ser administradas por sociedades comisionistas de bolsa de valores, sociedades fiduciarias y sociedades administradoras de inversión. Se exceptúan de la aplicación del decreto a los fondos de pensiones y cesantías y a los fondos de pensiones voluntarias, a los fondos mutuos de inversión, a los fondos de capital extranjero y a los fondos de inversión inmobiliaria.

Algunos de los temas que se regulan son:

- Definición y clasificación de las carteras colectivas
- Constitución y administración de las carteras colectivas
- Políticas de Inversión
- Constitución de participaciones
- Valoración de las carteras colectivas y sus participaciones
- Revelación de información
- Fusión y cesión de carteras colectivas
- Órganos de la cartera colectiva
- Proceso liquidatorio de las carteras colectivas
- Prohibiciones y conflictos de interés

Ministerio de Comercio, Industria y Turismo. Decreto 2179 del 12 de junio de 2007 sobre delegación de competencia de la Superintendencia de Sociedades a las In-

tendencias Regionales para conocer de los procesos de reorganización y liquidación judicial del Régimen de Insolvencia.

Bajo los criterios establecidos en este decreto y conforme a lo dispuesto en la Ley 1116 de 2006, las Intendencias Regionales de la Superintendencia de Sociedades, conocerán de los procesos de reorganización y liquidación judicial del Régimen de Insolvencia.

Ministerio de Hacienda y Crédito Público. Decreto 2177 del 12 de junio de 2007 "Por el cual se regula la oferta de valores en el exterior".

Mediante este decreto se modifican y derogan algunos artículos de la resolución 400 de 1995. En cuanto a la oferta pública de valores exclusiva en el exterior:

- Se modifica el artículo 1.2.4.68. en el cual uno de sus cambios consiste en señalar que "...Mientras el Gobierno desarrolla la facultad prevista en el parágrafo 2° del literal a) del artículo 7° de la Ley 964 de 2005, los valores distintos de las acciones, que se ofrezcan de acuerdo con las disposiciones de esta sección no serán susceptibles de ser negociados en Colombia".

- Se derogan los artículos 1.2.4.69., 1.2.4.70., 1.2.4.71., 1.2.4.71.1. sobre los siguientes temas: prácticas internacionales que faciliten la colocación de los títulos, requisitos de la solicitud de autorización, prospecto de colocación y deber de información.

Finalmente, en cuanto a la oferta simultánea en los mercados internacionales y en el mercado local:

- Se modifica el artículo 1.2.4.72. y uno de los cambios consiste en lo siguiente: "Para efectos de conceder la autorización, la Superintendecia Financiera de Colombia podrá aceptar las prácticas internacionales que faciliten la colocación de títulos, incluyendo el proceso de formación de precios y el plazo de la oferta. El proceso de formación de precios se entenderá como un procedimiento reconocido técnicamente para los efectos previstos en el literal d) del artículo 41 de la ley 964 de 2005 y se podrá adelantar de manera exclusiva en aquella jurisdicción en la cual se vaya a ofrecer la mayor parte de los valores".

- Se derogan. los artículos 1.2.4.73. parágrafo del inciso segundo y 1.2.4.74. relativo a la oferta simultanea de acciones con dividendo preferencial y sin derecho de voto.

Congreso de la República. Ley 1142 de 2007 "Por medio del cual se reforman parcialmente las leyes 906 de 2004, 599 de 2000 y 600 de 2000 y se adoptan medidas para la prevención y represión de la actividad delictiva de especial impacto para la convivencia y seguridad ciudadana".

Como punto de mayor interés se puede señalar que la citada ley modifica el Código de Procedimiento Penal eliminando del listado de delitos querellables, el tipo penal de usura.

Ministerio de Hacienda y Crédito Público. Decreto 2466 del 29 de junio de 2007 "Por el cual se modifica el Régimen General de Inversiones de Capital del exterior en Colombia y de capital colombiano en el exterior".

Mediante este decreto se realizan las siguientes modificaciones:

- Se considera inversión directa de capital del exterior en el país, la adquisición de participaciones en fondos de capital privado.

- Las inversiones realizadas en los fondos institucionales se exceptúan del requisito de constituir un depósito en el Banco de la República en moneda legal. por un monto equivalente al 40% del valor de la inversión.

- El Banco de la República informará periódicamente los datos mensuales sobre las inversiones, al Ministerio de Comercio, Industria y Turismo.

Unidad Administrativa Especial de Información y Análisis Financiero -UIAF-. Resolución 062 del 12 de junio de 2007 "Por la cual se impone a los profesionales de compra y venta de divisas, la obligación de reportar de manera directa a la unidad de información y análisis financiero".

El acto administrativo, que entró a regir desde el 1 de julio de 2007, determina una serie de obligaciones a cargo de los profesionales del cambio de divisas, así:

- Determinada la existencia de una operación sospechosa, deben proceder a reportar a la UIAF de manera inmediata y directa.
- Dentro de los 10 primeros días calendario del mes siguiente al trimestre, deben reportar que no han determinado la existencia de operaciones sospechosas.
- Dentro de los 10 primeros días calendario del mes siguiente al trimestre, deben reportar todas las transacciones de compra y venta de divisas en efectivo, denominadas en divisas o su equivalente en pesos, o en otras monedas, de cuantía igual o superior a USD200.
- Dentro de los 10 primeros días calendario del mes siguiente al trimestre, deben reportar todas las transacciones de compra y venta de divisas en efectivo, denominadas en divisas o su equivalente en pesos, o en otras monedas, que se realicen durante el trimestre por parte de una misma persona natural o jurídica y cuya cuantía sea igual o superior a USD1000.
- Dentro de los 10 primeros días calendario del mes siguiente al trimestre, si es el caso, deben realizar un reporte de ausencia de transacciones en efectivo.
- El incumplimiento a las obligaciones señaladas dará lugar a multas y sanciones administrativas.

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.

Pedro Nel Ospina Santa María
Presidente

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad.

Deloitte.

Deloitte & Touche Ltda.
Cra. 7 No. 74-09
A.A. 075874
NIT: 860.005.813-4
Bogota D.C.
Colombia

Tel: +51(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com.co

INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.

He auditado los balances generales de CORPORACION FINANCIERA COLOMBIANA S.A. al 30 de junio de 2007 y 31 de diciembre de 2006 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivos por los semestres terminados en esas fechas. Tales estados financieros son responsabilidad de la administración de la Corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Financiera de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si lo estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente la situación financiera de la CORPORACION FINANCIERA COLOMBIANA S.A. al 30 de junio de 2007 y 31 de diciembre de 2006, los resultados de sus operaciones, los cambios en su patrimonio, y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 30 de junio de 2007 y 31 de diciembre de 2006, informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, y la adopción del Sistema de Administración de Riesgos de Mercado - SARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en

forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

Según lo indicado en la Nota 3, en cumplimiento de lo establecido en la ley 1111 de 2006, Corficolombiana imputó por concepto de impuesto al patrimonio $3,071 millones contra la cuenta Revalorización del Patrimonio y $7,078 millones contra gastos del período.

Oscar Darío Morales R.
Revisor Fiscal
Tarjeta Profesional N° 3822-T
Miembro de Deloitte & Touche Ltda.
30 de Julio de 2007

Estados Financieros

Enero-Junio 2007

Corficolombiana

Estados Financieros - Corporación Financiera Colombiana S.A.
Balances Generales a 30 de junio de 2007 y 31 de diciembre de 2006 *(expresado en millones de pesos)*

ACTIVO	A 30 de junio de 2007		A 31 de diciembre de 2006	
DISPONIBLE (Notas 4 y 24)		$90,394.9		$162,216.0
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA (Nota 5)		141,965.1		177,494.6
INVERSIONES (Notas 6 y 24)		2.416,533.6		2,391,671.4
Negociables títulos de deuda	264,720.3		416,787.3	
Negociables títulos participativos	93,975.6		88,941.3	
Para mantener hasta el vencimiento	18,444.7		3,368.5	
Disponibles para la venta en títulos de deuda	124,666.2		31,225.3	
Disponibles para la venta en títulos participativos	1,445,562.8		1,396,503.8	
Derechos de recompra de inversiones	611,332.2		591,085.9	
Menos: Provisión	(142,168.2)		(136,240.7)	
CARTERA DE CREDITOS (Notas 7 y 24)		89.5		38,081.0
Créditos comerciales, otras garantías	90.4		38,554.9	
Categoría A normal	91.3		47,388.2	
Menos: provisión	(0.9)		(8,833.3)	
Menos: provisión general	(0.9)		(473.9)	
ACEPTACIONES Y DERIVADOS (Nota 8)		60.626.7		67,237.1
Derivados	60,626.7		67,237.1	
Derechos	4,081,660.6		3,733,156.8	
Obligaciones	(4,021,033.9)		(3,665,919.7)	
CUENTAS POR COBRAR (Notas 9 y 24)		60,916.3		47,069.0
Intereses	346.6		2,269.9	
Comisiones y honorarios	4,455.5		5,001.1	
Pago por cuenta de clientes comercial	3.9		3.9	
Otras	58,208.6		41,412.7	
Menos: provisión	(2,098.3)		(1,618.6)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO (Nota 10)		7,452.8		11,588.3
Bienes recibidos en pago diferentes a vivienda	35,881.7		53,879.5	
Bienes no utilizados en el objeto social	656.2		410.1	
Depreciación	(58.5)		(163.8)	
Menos: provisión	(29,026.6)		(42,537.5)	
PROPIEDADES Y EQUIPO (Nota 11)		11,385.2		15,302.8
Terrenos, edificios y construcciones en curso	17,490.9		22,682.3	
Equipo, muebles y enseres de oficina	8,942.1		8,934.6	
Equipo de computación	9,278.9		9,201.9	
Otras	932.4		905.7	
Menos: depreciación y amortización acumulada	(24,959.1)		(26,421.7)	
Menos: provisión	(300.0)		0.0	
OTROS ACTIVOS (Notas 12)		78,676.3		47,392.7
Aportes permanentes	83.2		83.2	
Gastos anticipados y cargos diferidos	2,515.1		4,445.4	
Otros	98,988.5		66,101.6	
Menos: provisión	(22,910.5)		(23,237.5)	
VALORIZACIONES (Notas 6, 11 y 24)		312,881.8		333,039.6
Inversiones disponibles para la venta en títulos participativos de baja o mínima bursatilidad o sin cotización en bolsa	292,973.0		315,349.9	
Propiedades y equipo	19,908.8		17,689.7	
DESVALORIZACIONES (Nota 6)		(68,498.2)		(49,127.5)
Inversiones disponibles para la venta en títulos participativos de baja o mínima bursatilidad o sin cotización en bolsa	(68,498.2)		(49,127.5)	
TOTAL ACTIVO Y CAPITAL GARANTIA		$3,112,424.0		$3,241,965.0
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA (Nota 22)		130,020.7		270,620.3
CUENTAS CONTINGENTES DEUDORAS (Nota 22)		361,795.1		537,802.5
CUENTAS DE ORDEN DEUDORAS (Nota 23)		6,706,447.4		7,070,299.4
CUENTAS DE ORDEN ACREEDORAS POR EL CONTRARIO (Nota 23)		4,659,055.8		2,931,177.0
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$11,857,319.0		$10,809,899.2

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María **Presidente (*)**	**Martha Cecilia Castro Ortiz** **Gerente de Contabilidad (*)** **T.P. 40995-T**	**Oscar Darío Morales R.** **Revisor fiscal T.P. 3822-T** **Miembro de Deloitte & Touche Ltda.** **(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera Colombiana S.A.
Balances Generales a 30 de junio de 2007 y 31 de diciembre de 2006 *(expresado en millones de pesos)*

PASIVO Y PATRIMONIO	A 30 de junio de 2007		A 31 de diciembre de 2006	
DEPOSITOS Y EXIGIBILIDADES (Notas 13 y 24)		$867,503.3		$1,002,002.9
Certificados de depósito a término	674,447.8		852,519,8	
Depósitos de ahorro	188,673.4		145,148,0	
Otros	4,382.1		4,335,1	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA (Nota 14)		615,910.4		553,954.3
CREDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS (Nota 15)		29,409.1		2,635.3
Entidades del exterior	29,409.1		2,635,3	
CUENTAS POR PAGAR (Notas 16 y 24)		67,112.5		86,650.4
Intereses	11,068.9		13,674,9	
Comisiones y honorarios	3.5		4,0	
Dividendos y excedentes	35,784.6		52,279,3	
Otras	20,255.5		20,692,2	
OTROS PASIVOS (Nota 17)		9,269.6		25,393.7
Obligaciones laborales consolidadas	1,499.4		1,630,7	
Ingresos anticipados y abonos diferidos	6,578.0		22,570,8	
PASIVOS ESTIMADOS Y PROVISIONES (Nota 18)		12,170.2		19,077.0
Obligaciones laborales	1,531.6		864.3	
Impuestos	5,475.3		15,655,8	
Otros	5,163.3		2,556.9	
TOTAL PASIVO		1,601,375.1		1,689,713.6
PATRIMONIO		1,511,048.9		1,552,251.4
CAPITAL SOCIAL (Nota 19)		1,653.8		1,540.0
Dividido en 165.381.738 acciones de valor nominal de $10.00 c/u				
RESERVAS (Nota 20)		1,145,027.7		657,120.9
Reserva legal	574,784.8		460,145,8	
Reservas estatutarias y ocasionales	570,242.9		196,975,1	
SUPERAVIT O DEFICIT		259,104.3		335,312.6
Ganacias o pérdidas no realizadas en inversión	14,720,7		48,328,8	
Disponibles para la venta (Nota 21)				
Valorizaciones	312,881.8		333,039,6	
Desvalorizaciones	(68,498.2)		(49,127,5)	
Revalorizacion del patrimonio	0.0		3,071,7	
UTILIDAD DEL EJERCICIO		105,263.1		558,277.9
TOTAL PASIVO, PATRIMONIO Y CAPITAL GARANTIA		$3,112,424.0		$3,241,965.0
CUENTAS CONTINGENTES ACREEDORAS (Nota 22)		$130,020.7		$270,620.3
Avales y garantías	53,792.6		48,088,2	
Otras contingencias	76,228.1		222,532,1	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA (Nota 22)		361,795.1		537,802.5
CUENTAS DE ORDEN DEUDORAS POR CONTRA (Nota 23)		6,706,447.4		7,070,299.4
CUENTAS DE ORDEN ACREEDORAS (Nota 23)		4,659,055.8		2,931,177.0
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$11,857,319.0		$10,809,899.2
UTILIDAD POR ACCION (En pesos)		$667.1		$3,700.3

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María
Presidente (*)

Martha Cecilia Castro Ortiz
Gerente de Contabiliad (*)
T.P. 40995-T

Oscar Darío Morales R.
Revisor fiscal T.P. 3822-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corficolombiana

Corporación Financiera Colombiana S.A.
Estados de Ganancias y Pérdidas a 30 de junio de 2007 y 31 dediciembre de 2006 *(expresado en millones de pesos)*

GANANCIAS Y PÉRDIDAS	Del 1 enero al 30 de junio de 2007		Del 1 de julio al 31 de diciembre de 2006	
INGRESOS OPERACIONALES DIRECTOS		$420,288.2		$920,076.2
Intereses y descuento amortización cartera de crédito y otros intereses	45,032.2		8,804.7	
Utilidad en valoracion inversiones neg títulos de deuda	0.0		45,492.7	
Utilidad en valoracion inversiones neg títulos participativos	27,692.6		10,772.6	
Utilidad en valoracion inversiones para mantener hasta el vcto	2,804.3		1,690.9	
Utilidad en valoracion inversiones disponibles para la venta títulos de deuda	19,793.3		10,624.1	
Ganancia realizada en inversiones disponibles para la venta	0.0		505,610.8	
Comisiones y honorarios	7,005.2		7,820.9	
Utilidad en valoracion de derivados	256,513.1		236,557.7	
Utilidad en valoracion de operaciones de contado	7,227.4		1,785.9	
Cambios	37,787.3		44,448.8	
Utilidad en venta de inversiones	16,432.8		46,467.1	
GASTOS OPERACIONALES DIRECTOS		375,828.1		379,706.9
Intereses, prima amortizada y amortización de descuento	51,728.8		53,659.1	
Pérdida en valorizacion inversiones negociables títulos de deuda	9,598.7		0.0	
Pérdida en valorizacion inversiones negociables títulos participativos	32,221.2		0.0	
Pérdida realizada en inversiones disponibles para la venta	563.9		0.0	
Comisiones	3,162.3		4,651.0	
Pérdida en valoración de derivados	196,930.3		223,283.1	
Cambios	63,034.4		65,933.2	
Pérdida en venta de inversiones	11,239.7		17,227.2	
Perdida en la valoración de operaciones de contado	7,348.8		14,953.3	
RESULTADO OPERACIONAL DIRECTO		44,460.1		540,369.3
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		46,281.8		47,953.7
INGRESOS OPERACIONALES (Nota 25)		82,766.3		80,571.6
Dividendos y participaciones	71,876.5		62,298.9	
Otros	10,889.8		18,272.7	
GASTOS OPERACIONALES		36,484.5		32,617.9
Gastos de personal	13,062.9		15,220.3	
Otros (Nota 26)	23,421.6		17,397.6	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		90,741.9		588,323.0
PROVISIONES		12,420.8		35,238.3
Inversiones (Nota 6)	11,413.1		32,763.0	
Cartera de créditos (Nota 7)	0.0		25.3	
Cuentas por cobrar	155.7		824.3	
Propiedades y equipo	300.0		0.0	
Otras (Nota 27)	552.0		1,625.5	
DEPRECIACIONES - BIENES DE USO PROPIO (Nota 11)		642.1		878.6
AMORTIZACIONES		1,282.0		3,931.6
RESULTADO OPERACIONAL NETO		76,397.0		548,274.5
INGRESOS NO OPERACIONALES		35,681.7		23,688.4
Ingresos no operacionales (Notas 28)	35,681.7		23,688.4	
GASTOS NO OPERACIONALES		1,775.6		1,139.0
Gastos no operacionales	1,775.6		1,139.0	
RESULTADO NETO NO OPERACIONAL		33,906.1		22,549.4
UTILIDAD ANTES DE IMPUESTO A LA RENTA		110,303.1		570,823.9
IMPUESTO A LA RENTA Y COMPLEMENTARIOS (Nota 29)		5,040.0		12,546.0
UTILIDAD DEL EJERCICIO		$105,263.1		$558,277.9

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María
Presidente (*)

Martha Cecilia Castro Ortiz
Gerente de Contabiliad (*)
T.P. 40995-T

Oscar Darío Morales R.
Revisor fiscal T.P. 3822-T
Msiembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera Colombiana S.A.
Estados de Flujos de Efectivo
Períodos que terminaron el 30 de junio de 2007 y 31 de diciembre de 2006 *(expresado en millones de pesos)*

GANANCIAS Y PÉRDIDAS	Junio 2007	Diciembre 2006
FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE OPERACIÓN		
Utilidad neta del ejercicio	$ 105,263.1	$558,277.9
Ajustes para conciliar la utilidad neta y el efectivo neto		
Provisto en las actividades de operación:		
Provisión inversiones no negociables renta variable	11,413.1	32,76[illegible].0
Provisión cartera de créditos	-	2[illegible].5
Provisión cuentas por cobrar	155.7	824.3
Provisión bienes recibidos en pago	413.4	1,475.4
Provisión propiedades y equipo	300.0	-
Provisión otros activos	138.6	77.7
Reintegro provisión inversiones	(4,739.8)	(4,618.2)
Reintegro provisión cartera de créditos	(9,305.4)	(69.9)
Reintegro provisión cuentas por cobrar	(169.1)	(614.6)
Retiro depreciación acumulada	(2,210.0)	(1,633.2)
Reintegro provisión bienes recibidos en pago	(72.5)	-
Reintegro provisión otros activos	(548.6)	(205.3)
Valoración de inversiones, neto	(8,470.3)	(68,580.3)
Ganancia no realizadas en inversiones disponibles para la venta	(33,608.1)	(388,049.6)
Producto de la venta de bienes recibidos en pago	97,961.7	11,874.0
Utilidad en venta de bienes recibidos en pago, neta	(15,942.5)	(4,932.2)
Utilidad en venta de propiedades y equipo, neta	(4,368.8)	(2,410.3)
Depreciaciones	642.1	878.6
Utilidad depurada	138,134.6	138,941.4
Ingresos recibidos por anticipado y cargos diferidos	(15,992.8)	(4,733.8)
Provisión cesantías	182.2	255.5
(Disminución) aumento pasivos estimados y provisiones	(6,906.8)	1,815.1
Disminución otros pasivos	(103.9)	(113.3)
(Disminución) aumento cuentas por pagar	(19,537.9)	1,827.9
(Aumento) disminución cuentas por cobrar, neto	(13,833.9)	1,741.1
Aumento en otros activos	(32,155.6)	(2,935.5)
Adiciones bienes recibidos en pago	(77,873.2)	(1,038.6)
Pagos de cesantías	(209.6)	(299.9)
Efectivo neto (utilizado) provisto en actividades de operación	(28,296.9)	135,46[illegible].9
Flujo de efectivo de las actividades de inversión:		
(Venta) compra de inversiones	(165,676.7)	50,493.9
Utilidad en venta de inversiones, neta	(5,193.1)	(29,239.9)
Disminución cartera de créditos	47,296.9	9,39[illegible].4
Dismunición (aumento) aceptaciones y derivativos	6,610.4	(52,841.1)
Producto de la venta de inversiones	147,092.1	96,103.2
Producto de la venta de propiedades y equipo	9,555.3	4,151.3
Dividendos recibidos en efectivo	712.5	658.2
Compra de propiedades y equipo	(352.4)	(636.9)
Efectivo neto provisto por actividades de inversión	40,045.0	78,092.1
Flujo de efectivo de las actividades de financiación:		
(Disminución) aumento depósitos y exigibilidades	(134,499.6)	63,445.0
Aumento (disminución) fondos interbancarios comprados y pactos de recompra	61,956.1	(109,525.4)
Disminución aceptaciones bancarias en circulación	-	(1,369.0
Aumento (disminución) créditos de bancos y otras obligaciones financieras	26,773.8	(43,306.2)
Dividendos pagados	(70,257.3)	(102,26[illegible].5)
Pago impuesto al patrimonio	(3,071.7)	-
Efectivo neto utilizado en actividades de financiación	(119,098.7)	(193,019.1)
(Disminución) aumento neto en efectivo y equivalentes de efectivo	(107,350.6)	20,533.9
Efectivo al comienzo del período	339,710.6	319,176.7
Efectivo al final del período	$232,360.0	$339,710.6

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María **Presidente (*)**	**Martha Cecilia Castro Ortiz** **Gerente de Contabiliad (*)** **T.P. 40995-T**	**Oscar Darío Morales R.** **Revisor fiscal T.P. 3822-T** **Miembro de Deloitte & Touche Ltda.** **(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera Colombiana S.A.
Estado de Cambios en el Patrimonio
Períodos que terminaron el 30 de junio de 2007 y 31 de diciembre de 2006 *(expresado en millones de pesos)*

	Capital social	Reservas Estatutarias y Ocasionales: Reserva legal	Disposiciones fiscales	A disposición de la Asamblea	Fomento económico	Capitalización económica	Total	Ganancias no realizadas en inversiones	Valorizaciones	Revalorización del Patrimonio	Desvalorizaciones	Resultado de ejercicios	Utilidad del ejercicio anteriores	Patrimonio de los accionistas
Saldo al 30 de junio de 2006	$1,463.0	382,252.6	126,165.6	58,513.1	8.8	4.4	184,691.9	416,378.4	329,154.5	81,036.8	(42,707.2)	0.0	114,546.8	1,481,821.8
Traslado de resultados del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	-	114,546.8	(114,546.8)	-
Liberación reserva para futuros repartos constituida en septiembre de 2006	-	-	-	(58,513.1)	-	-	(58,513.1)	-	-	-	-	58,513.1	-	-
Liberación de Reservas Sobre Valoracion de Inversiones (2004 no Gravado)	-	-	(15,727.5)	-	-	-	(15,727.5)	-	-	-	-	15,727.5	-	-
Reserva sobre valoración de Inversiones Decreto 2336/95	-	-	16,851.4	-	-	-	16,851.4	-	-	-	-	(16,851.4)	-	-
Reserva para futuros repartos	-	-	-	69,672.4	-	-	69,672.4	-	-	-	-	(69,672.4)	-	-
Dividendo en efectivo de $699.00 por acción sobre 146,299,761 acciones (137,000,767) acciones ordinarias y 9,298,994 acciones con dividendo preferencial y sin derecho a voto) acciones suscritas y pagadas al 30 de junio de 2006. Este dividendo se cancelará en seis (6) cuotas mensuales	-	-	-	-	-	-	-	-	-	-	-	(102,263.5)	-	(102,261.5)
Capitalización de la cuenta revalorización del patrimonio, de valor niominal de $10.00, a razón de 1 accion ordinada por 19 acciones ordinarias y 1 accion preferencial por 19 preferenciales, de las cuales sean titulares al cierre del 25 de agosto de 2006. Tanto para las acciones ordinarias como para las preferenciales, el valor unitario de las acciones que serán entregadas se establece en $10,128.67	77.0	77,888.2	-	-	-	-	-	-	-	(77,965.2)	-	-	-	-
Movimiento del ejercicio	-	-	-	-	-	-	-	(188,049.6)	3,885.1	0.1	(1,420.3)	(0.1)	-	(385,584.8)
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	-	558,277.9	558,277.9
Saldo al 31 de diciembre de 2006	$1,540.0	460,145.6	127,289.5	69,672.4	8.8	4.4	196,975.1	48,328.8	333,039.6	3,071.7	(49,127.5)	0.0	558,272.9	1,552,251.4
Traslado de pérdidas del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	-	558,277.9	(558,277.9)	-
Liberación reserva para futuros repartos constituida en septiembre de 2006	-	-	-	(69,672.4)	-	-	(69,672.4)	-	-	-	-	69,672.4	-	-
Liberación de Reservas Sobre Valoracion de Inversiones (No Gravable Promigas)	-	-	(19,946.4)	-	-	-	(19,946.4)	-	-	-	-	19,946.4	-	-
Reserva sobre valoración de Inversiones Decreto 2336/95	-	-	273,309.4	-	-	-	273,309.4	-	-	-	-	(273,309.4)	-	-
Reserva para futuros repartos	-	-	-	189,577.2	-	-	189,577.2	-	-	-	-	(189,577.2)	-	-
Pago Impuesto al Patrimonio Art. 292 E.T.	-	-	-	-	-	-	-	-	-	(3,071.7)	-	-	-	(3,071.7)
Dividendo en efectivo de $454.62 por acción sobre 144,209,142 acciones ordinarias y 9,788,092 acciones con dividendo preferencial y sin derecho a voto) acciones suscritas y pagadas al 31 de diciembre de 2006. Este dividendo se cancelará en seis (6) cuotas mensuales de $75.77 cada una.	-	-	-	-	-	-	-	-	-	-	-	(70,257.3)	-	(70,257.3)
Dividendo en acciones de valor niominal de $10.00, por valor de $746.77 por cada acción, sobre las 144,209,142 acciones ordinarias y 9,788,092 acciones preferenciales suscritas y pagadas a diciembre 31 de 2006. Este dividendo se pagara en acciones a razón de 1 acción ordinaria por cada 13.497837590 acciones ordinarias, y 1 acción con dividendo preferencial por cada 13.497837590 acciones con dividendo preferencial, suscritas y pagadas a 31 de diciembre de 2006. El pago de las acciones se hará el día 30 de abril de 2007 a quien tenga la calidad de accionista. Para tal fin se emitirán un total de 11,409,010 nuevas acciones. 10,683,870 acciones ordinarias y 725,160 acciones preferenciales.	113.8	114,639.0	-	-	-	-	-	-	-	-	-	(114,752.8)	-	(0.0)
Movimiento del ejercicio	-	-	-	-	-	-	-	(33,608.1)	(20,157.8)	-	(19,370.7)	-	-	(73,136.6)
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	-	105,263.1	105,261.1
Saldo al 30 de junio de 2007	$1,653.8	574,784.8	380,652.5	189,577.2	8.8	4.4	520,242.9	14,720.7	312,881.6	(0.0)	(68,498.2)	0.0	105,261.1	1,511,048.9

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María
Presidente (*)

Martha Cecilia Castro Ortiz
Gerente de Contabilidad (*)
T.P. 40995-T

Oscar Darío Morales R.
Revisor fiscal T.P. 3822-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Notas a los Estados Financieros

30 de Junio de 2007 y 31 de Diciembre de 2006

NOTAS A LOS ESTADOS FINANCIEROS 30 DE JUNIO DE 2007 Y 31 DE DICIEMBRE DE 2006

(1) Entidad Reportante

La Corporación Financiera Colombiana S.A., (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Financiera, mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de noviembre de 1961 mediante escritura pública No 5710 de la notaría primera del círculo de Cali; el plazo de duración de la Corporación expira el 2 de octubre del año 2051, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas. Modificada mediante escritura pública No. 3143 de septiembre 26 de 2001 donde se adoptaron medidas especificas para el buen gobierno de la sociedad.

Con el objetivo de capitalizar la Corporación en $20,000 millones en julio de 2003, se reformaron los estatutos y se incrementó el capital autorizado de $800 millones a $1,000 millones emitiendo por esta razón 20 millones de acciones. Con la escritura No. 12,364 de diciembre 30 de 2005, se formaliza la fusión de la Corporación Financiera del Valle S.A.(entidad absorbente) y la Corporación Financiera Colombiana S.A.(absorbida) en esa misma escritura la entidad absorbente modificó su razón social por el de Corporación Financiera Colombiana S.A., cambió su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumentó su capital autorizado a $1,600 millones.

A través de la Asamblea General de Accionistas celebrada el 7 de marzo de 2006, Acta No. 061 se realizó la reforma al artículo 59 de los Estatutos, con el fin de establecer cierres contables semestrales con corte al 30 de junio y 31 de diciembre. Dicha reforma se protocolizó mediante Escritura Pública No. 979 del 22 de marzo de 2006. El último cierre contable anual se efectuó con corte al 31 de diciembre de 2005.

La Corporación tiene como objeto social la movilización de recursos y asignación de capitales para promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas, para participar en su capital y promover la participación de terceros en tales empresas, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo. De estas empresas se exceptúan las instituciones sometidas al control y vigilancia de la Superintendencia Financiera, salvo las sociedades de servicios financieros y los establecimientos de crédito.

La Corporación tiene su domicilio principal en la ciudad de Bogotá y opera a través de sus 6 agencias y 4 oficinas en distintas ciudades del país, al 30 de junio de 2007, la Corporación no tiene corresponsales no bancarios. Cuenta con 330 empleados directos, 9 indirectos y 43 temporales, además posee las siguiente filiales y subsidiarias Leasing Corficolombiana S.A., Banco Corfivalle Panamá S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Proyecto de Energía S.A. General de Inversiones S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Promotora Inmobiliaria la Esperanza S.A., Huevos Oro Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A y Pizano S.A. Los estados financieros que se acompañan combinan los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros consolidados son preparados independientemente.

(2) Principales Políticas Contables

(a) Contabilidad Básica

El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo.

Los ingresos, costos y gastos se registran por el sistema de causación, salvo lo contemplado en la Circular 011 de

2002 emitida por la Superintendencia Financiera, relacionado con el ingreso de intereses que no causan sobre cartera comercial, que tengan más de tres meses de vencida. Estos intereses acreditan al ingreso cuando se recaudan.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

(b) Disponible

Registra los recursos de alta liquidez con que cuenta la Corporación tales como: caja, depósitos, en el Banco de la Republica, depósitos en bancos tanto en moneda nacional como en moneda extranjera y en otras entidades financieras tanto del país como del exterior.

Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de seis meses de girados se reclasifica en la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Financiera, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen más de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

(c) Fondos Interbancarios Vendidos y Pactos de Venta

Bajo estos rubros se clasifican: i) Las colocaciones que hace la Corporación en instituciones bancarias utilizando sus excesos de liquidez durante un plazo máximo de 30 días, ii) las colocaciones recibidas por la Corporación de otras instituciones financieras en las mismas circunstancias y iii) las transacciones denominadas over nigth realizadas con bancos del exterior utilizando fondos de la Corporación en poder de entidades financieras del exterior. Los rendimientos de fondos interbancarios vendidos y comprados son abonados o cargados según el caso a medida que se causan.

Las colocaciones hechas bajo la modalidad de pacto de retroventa de la garantía denominadas "compromisos de retroventa de inversiones o de cartera negociada" se contabiliza en el activo cuando la Corporación es la acreedora; y en el pasivo bajo la denominación compromisos de retroventa de inversiones o de cartera negociada" cuando la Corporación es deudora. La diferencia entre el valor entregado o recibido inicialmente y el valor recibido o entregado finalmente, se contabiliza como ingreso o gasto según el caso.

La Corporación considera como equivalentes de efectivo, para efectos del estado de flujo de efectivo los fondos interbancarios vendidos y pactos de reventa.

(d) Inversiones

Incluye las inversiones adquiridas por la Corporación con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

En el Cuadro 3 se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión.

Criterios para la valoración de inversiones

La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en el capítulo I de la Circular 100 y en todos los casos los siguientes:

Cuadro 3. Clasificación, valorización y contabilización de los diferentes tipos de inversión

Clasificación	Plazo	Características	Valoración	Contabilización
Negociables	Corto plazo	Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio.	Utilizan los precios justos de intercambio, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del periodo. A partir del 12 de junio de 2007, en cumplimiento con la Circular Externa 014 de 2007 de la Superintendencia Financiera de Colombia, las inversiones se valoran a precios de Mercado, a partir del mismo día de su adquisición, por tanto, la contabilización de los cambios entre el costo de adquisición y el valor de mercado de las inversiones se realiza a partir de la fecha de compra.
Para mantener hasta el vencimiento	Hasta su vencimiento	Títulos respecto de los cuales el Banco tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo de maduración.	En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra.	El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período.
Disponibles para la venta-títulos de deuda	Un año	Cumplido el año, el primer día hábil siguiente pueden reclasificar en las anteriores categorías.	Utilizan los precios justos de intercambio, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento: • La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la inversión con abono a cuentas de resultados. • La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio
Disponibles para la venta-títulos participativos	Sin	Con baja o mínima bursatilidad, que no tienen cotización, títulos que mantiene el Banco en su calidad de controlante o matriz.	Las inversiones en títulos participativos se valoran de acuerdo con el índice de bursatilidad que mantengan en la fecha de valoración, así: Baja o mínima bursatilidad o sin ninguna cotización se valoran mensualmente y se aumentan o disminuyen en el porcentaje de participación de las variaciones patrimoniales, subsecuentes a la adquisición de la inversión, calculadas con base en los últimos estados financieros certificados. Dichos estados no pueden ser anteriores a seis (6) meses contados desde la fecha de la valoración, o los más recientes, cuando sean conocidos y dictaminados.	Baja o mínima bursatilidad o sin ninguna cotización • La diferencia entre el valor de mercado o valor de la inversión actualizado y el valor por el cual se encuentra registrada la inversión, se contabiliza, así: Si es superior, en primera instancia disminuye la provisión o desvalorización hasta agotarla y el exceso se registra como superávit por valorización. Si es inferior, afecta el superávit por valorización hasta agotarlo y el exceso se registra como una desvalorización. • Cuando los dividendos o utilidades se reparten en especie, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registra como ingreso la parte que ha sido contabilizada como superávit por valorización, con cargo a la inversión y se revierte dicho superávit. Cuando los dividendos o utilidades se reparten en efectivo, se registra como ingreso el valor contabilizado como superávit por valorización, revirtiendo dicho superávit y el monto de los dividendos que excede el mismo se contabiliza como un menor valor de la inversión.
			Media bursatilidad, se valoran diariamente con base en el precio promedio determinado y publicado por las bolsas de valores, en las que se negocie. Dicho valor corresponde al precio promedio ponderado por la cantidad transada en los últimos cinco (5) días en los que haya habido negociaciones.	Alta y media bursatilidad La actualización del valor de mercado de los títulos de alta o media bursatilidad o que se coticen en bolsas del exterior internacionalmente reconocidas, se contabiliza como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio, con abono o cargo a la inversión.
			Alta bursatilidad, se valoran diariamente con base en el último precio promedio ponderado diario de negociación publicado por la bolsa de valores.	Los dividendos o utilidades que se reparten en especie o en efectivo, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registran como ingreso hasta el monto que le corresponde al inversionista sobre las utilidades o revalorización del patrimonio del emisor contabilizadas por éste desde la fecha de adquisición de la inversión, con cargo a cuentas por cobrar.

- **Objetividad.** La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

- **Transparencia y representatividad.** El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

- **Evaluación y análisis permanentes.** El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la periodicidad establecida para la valoración de las inversiones determinada en la presente norma.

- **Profesionalismo.** La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

Periodicidad de la Valoración y del registro contable de la misma

La valoración de las inversiones se debe efectuar diariamente, a menos que en otras disposiciones se indique una frecuencia diferente.

Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de los fondos mutuos de inversión y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensiónales de la seguridad social y de los fondos comunes de inversión ordinarios y de los fondos comunes de inversión especiales, se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

Reclasificación de las Inversiones

Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata el capítulo I de la Circular Externa 100, el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la superintendencia respectiva puede ordenar a la entidad vigilada la reclasificación de un valor o título, cuando quiera que éste no cumpla con las características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

Las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

Reclasificación de las inversiones para mantener hasta el vencimiento a inversiones negociables

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.

- Cambios en la regulación que impidan el mantenimiento de la inversión.

- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.

- Otros acontecimientos no previstos en los literales anteriores, previa autorización de la superintendencia respectiva.

Reclasificación de las inversiones disponibles para la venta a inversiones negociables o a inversiones para mantener hasta el vencimiento

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capítulo 1 de la Circular Básica Contable y Financiera 100 de 1995.

- El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.

- Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la respectiva superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados.

Los valores o títulos que se reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

Provisiones o pérdidas por calificación de riesgo crediticio

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones.

Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras - FOGAFÍN.

Valores o títulos de emisiones o emisores que cuenten con calificaciones externas

Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación	Valor máximo	Calificación	Valor máximo
Largo plazo	(%)	Corto plazo	(%)
BB+, BB, BB-	Noventa (90)	3	Noventa (90)
B+, B, B-	Setenta (70)	4	Cincuenta (50)
CCC	Cincuenta (50)	5 y 6	Cero (0)
DD, EE	Cero (0)	-	

Valores o títulos de emisiones o emisores no calificados

Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

Categoría	Riesgo	Características	Provisiones
A	Normal	Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses.	No procede.
B	Aceptable	Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.	El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos.
C	Apreciable	Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión.	El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
D	Significativo	Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa.	El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
E	Incobrable	Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración.	El valor de estas inversiones debe estar totalmente provisionado.

Derechos de Recompra de Inversiones

Corresponde a inversiones restringidas que representan la garantía colateral de compromisos de recompra de inversiones.

Si se trata de inversiones negociables en valores o títulos de deuda, se contabilizan por el valor de la transferencia en el momento del recaudo de fondos y se actualizan al valor de mercado; las variaciones que se presenten entre éste y el último valor contabilizado se registran en las cuentas de resultados a título de utilidad o pérdida según corresponda.

Si se trata de inversiones para mantener hasta el vencimiento, se contabilizan por el valor de la transferencia en el momento del recaudo de fondos y se actualizan por la causación de los rendimientos hasta su redención o vencimiento con abono al estado de ganancias y pérdidas.

(e) Cartera de Créditos

Registra los créditos bajo las distintas modalidades autorizadas. Los recursos utilizados en el otorgamiento de los créditos provienen de recursos propios, del público en la modalidad de depósitos y de otras fuentes de financiamiento externas e internas.

Los préstamos se contabilizan por el valor del desembolso, excepto las compras de cartera "factoring", las cuales se registran al costo.

Con la entrada en vigencia de la Circular Externa 011 de 2002 de la Superintendencia Financiera se establecieron los principios y criterios generales que las entidades vigiladas deben adoptar para mantener adecuadamente evaluados los riesgos crediticios implícitos en los activos de crédito. Define las modalidades de crédito, determina calificaciones según la percepción de riesgo que las mismas operaciones tengan.

Se establece igualmente que se debe mantener una adecuada administración del riesgo crediticio, para lo cual cada entidad debe desarrollar un sistema de administración de riesgo crediticio (SARC), en el cual se deben establecer políticas claras y precisas que definan los criterios bajo los cuales la Corporación en general debe evaluar, calificar y controlar los riesgos crediticios. Igualmente define las instancias de gobierno corporativo o de control que deben adoptar, las políticas y mecanismos necesarios para asegurar el cumplimiento estricto de las instrucciones mínimas establecidas. Con la Circular Externa 020 de 2005 la Superintendencia Financiera adopta el modelo de referencia de cartera comercial MRC incorporado el Capitulo II de la Circular 100, el cual debe ser aplicado por todas las entidades vigiladas sujetas al SARC a partir del 1° de julio de 2007.

La estructura de la cartera de créditos de la Corporación contempla dos (2) modalidades de crédito:

Consumo

Se entiende como créditos de consumo los créditos otorgados a personas naturales cuyo objeto sea financiar la adquisición de bienes de consumo o el pago de servicios para fines no comerciales ni empresariales.

Comerciales

Son los otorgados a personas naturales o jurídicas para el desarrollo de actividades económicas organizadas distintas a la microempresas.

(f) Castigos de Cartera

Es susceptible de castigo la cartera de créditos que a juicio de la Administración se considere irrecuperable o de remota o incierta recuperación, luego de haber agotado las acciones de cobro correspondientes, de conformidad con los conceptos emitidos por los abogados y firmas de cobranza, previamente aprobados por la Junta Directiva.

(g) Provisión para Cartera de Créditos

Se deben constituir provisiones con cargo al estado de ganancias y pérdidas, así:

Provisión General

Una provisión del uno por ciento (1%) del total de la cartera bruta.

Provisión Individual

Sin perjuicio de la provisión general, las provisiones individuales para la protección de los créditos calificados en categorías de riesgo ("A", "B", "C", "D" y "E") tendrán como mínimo los siguientes porcentajes:

	Comercial y consumo			
Categoría	Capital	Intereses y otros conceptos	Capital	Intereses y otros conceptos
A - Normal	1%	1%	1%	1%
B - Aceptable	3.2%	3.2%	3.2%	3.2%
C - Apreciable	20%	100%	10%	100%
D - Significativo	50%	100%	20%	100%
E - Incobrable	100%	100%	30%	100%

Desde octubre de 2001, los créditos de vivienda deben mantener una provisión sobre la parte garantizada, en el porcentaje que corresponda de acuerdo con la calificación. Sobre la parte no garantizada la provisión debe ser el cien por ciento (100.0%) a partir de que la obligación sea calificada como "B" (aceptable).

Si durante dos (2) años consecutivos, el crédito permanece en la categoría "E", el porcentaje de provisión, sobre la parte garantizada, se elevará al sesenta por ciento (60.0%). Si transcurre un (1) año adicional en estas condiciones, el porcentaje de provisión sobre la parte garantizada se elevará al cien por ciento (100.0%).

Reglas de Alineamiento

Cuando la Corporación califica en "B", "C", "D" o "E" cualquiera de los créditos de un deudor lleva a la categoría de mayor riesgo los demás créditos o contratos de la misma clase otorgados a dicho deudor, salvo que demuestre a la Superintendencia Financiera la existencia de razones valederas para su calificación en una categoría de menor riesgo.

Las calificaciones propias deberán alinearse con las de otras entidades financieras cuando al menos dos de ellas establezcan una calificación de mayor riesgo y cuyas acreencias representen por lo menos el veinte por ciento (20%) del valor de los créditos respectivos según la última información disponible en la central de riesgos. En este caso, se admitirá una discrepancia máxima de un nivel de diferencia en la calificación.

Cuando la Superintendencia Financiera califique en "B", "C", "D" o "E" cualquiera de los créditos de un deudor, sus otros créditos de la misma clase son llevados a la misma calificación.

Efecto de las Garantías Idóneas sobre la Constitución de Provisiones Individuales

Las garantías para los créditos sólo respaldan el capital de los créditos, en consecuencia, los saldos por amortizar de los créditos amparados con seguridades que tengan el carácter de garantías idóneas, se provisionan en el porcentaje que corresponda según la calificación del crédito, aplicando dicho porcentaje a la diferencia entre el valor del saldo insoluto y el setenta punto cero por ciento (70.0%) del valor de la garantía.

Garantía no Hipotecaria

Tiempo de mora	Porcentaje de cobertura
0 - 12 meses	70%
Más de 12 meses a 24 meses	50%
Más de 24 meses	0%

Garantía Hipotecaria o Fiducia Mercantil

Tiempo de mora	Porcentaje de cobertura
0 - 18 meses	70%
Más de 18 meses a 24 meses	50%
Más de 24 meses a 30 meses	30%
Más de 30 meses a 36 meses	15%
Más de 36 meses	0%

Las provisiones individuales de la cartera calificada en categoría de riesgo "A" y "B" , se constituyen sin descontar el valor de las garantías idóneas.

Garantías prendarías que versen sobre establecimientos de comercio o industriales del deudor, hipotecarias sobre inmuebles en donde opere o funcione el correspondiente establecimiento y garantías sobre inmuebles por destinación que formen parte del respectivo establecimiento son tomadas al cero por ciento (0.0%).

Provisiones Respecto de Procesos de Concurso Universal de Acreedores

En lo relativo a los créditos a cargo de personas que sean admitidas en procesos de concurso universal de acreedores, se califican inmediatamente en la categoría "E" sujetándose a la constitución de provisiones, suspensión de causación de rendimientos y otros conceptos previstos para esta categoría.

La calificación de los créditos y las provisiones constituidas deberán mantenerse hasta que se apruebe el acuerdo concursal. Si este acuerdo tiene por objeto la recuperación y conservación de la empresa, podrán a partir de la fecha en la cual se produzca, reclasificarse en categoría "D" las provisiones solo podrán reversarse gradualmente durante el año siguiente a la aprobación, mediante alícuotas mensuales, hasta alcanzar el cincuenta por ciento (50.0%) del valor total del capital.

Si el acuerdo para recuperar la empresa se aprueba antes del año siguiente a la admisión al concordato, se pueden reclasificar los créditos a categoría "D" y las provisiones se ajustan de inmediato al cincuenta por ciento (50%) del valor del crédito si son inferiores a dicho valor; en caso contrario, se reversarán dentro del año siguiente.

(h) <u>Aceptaciones y Derivativos</u>

Aceptaciones Bancarias

Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales. Igualmente registra los contratos celebrados por la Corporación, de operaciones con derivados, tales como forwards, carrusel o futuros, swaps y opciones.

Las aceptaciones bancarias tienen un plazo de vencimiento hasta de un (1) año y solo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior.

En el momento de aceptación de letras, su valor es contabilizado simultáneamente en el activo y pasivo, como "aceptaciones bancarias en plazo" y si al vencimiento no son presentadas para su cobro, se clasifican bajo el título "aceptaciones bancarias después del plazo". Si al realizarse el pago no han sido cubiertas por el adquiriente de las mercaderías, se reclasifican a la cuenta de préstamos, "aceptaciones bancarias cubiertas".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

Derivados

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados diariamente.

Formalización de las Operaciones de Derivados:

- Los derivados son operaciones financieras que se ejercen en un futuro, cuyas condiciones son determinadas por las partes que intervienen en ellas, y que se formalizan en un contrato o en una carta de compromiso debidamente suscrito y que debe contener en forma expresa, cuando menos, los derechos y obligaciones

que le atañen a cada una de las partes involucradas en la operación, así como las condiciones de modo, tiempo y lugar para su cumplimiento, refrendados por los funcionarios autorizados para el efecto, salvo cuando se trata de operaciones realizadas a través de una Bolsa de Valores o de Futuros sometida a vigilancia estatal, en cuyo caso se atiende la reglamentación propia de la Bolsa.

- En el caso de las operaciones carrusel, las partes que intervienen en cada uno de los tramos de dicha operación suscriben un contrato o carta de compromiso.

Riesgos Existentes cuando se hacen Operaciones con Derivados

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de Solvencia

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de Mercado

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de Contraparte

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

Riesgos Operacionales

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo Jurídico

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Parámetros escogidos para la Valoración

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones.

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Financiera con una antelación cuando menos de un mes.

Límite en Tiempo para realizar Operaciones con Derivados

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contadós entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

(i) <u>Bienes Realizables y Recibidos en Dación de Pago</u>

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.
Los bienes recibidos en dación de pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

Para el registro de los bienes recibidos en dación de pago se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.

- Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.

- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

(j) <u>Provisión Bienes Realizables y Recibidos en Dación de Pago</u>

Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación y aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en dación de pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equivalente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por ciento (35%) adicional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

En relación con las provisiones de los BRDP muebles que correspondan a títulos de inversión estas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

(k) Propiedades y Equipo

Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

Edificios	5%
Muebles y equipos	10%
Equipo de computación	20%
Vehículos	20%

(l) Sucursales y Agencias

Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

Otros Activos

(m) Gastos pagados por anticipado

Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.
- Los seguros durante la vigencia de la póliza.
- El mantenimiento de equipos y programas para computador durante la vigencia del contrato.
- El seguro de conexión durante el período en que se reciben los servicios.
- Y los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

(n) Cargos Diferidos

Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos

- Las remodelaciones en un período no mayor a dos (2) años.
- Programas para computador en un período no mayor a tres (3) años.
- Sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global

que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.

- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.

- Los cargos diferidos por concepto de remodelación se amortizarán en un período no mayor a dos (2) años.

Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.

- Útiles y papelería de acuerdo con el consumo real.

- El impuesto predial durante la vigencia fiscal prepagada.

- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, vale decir, durante tres (3) meses si el ejercicio es trimestral, durante seis (6) si es semestral, o durante doce (12) meses si el ejercicio es anual, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.

- Comisiones pagadas por productos derivados durante el período del contrato.

- Las utilidades y pérdidas por ajuste de valoración de inversiones según resolución 1227 de julio de 2006,se amortizarán por un año a partir del 18 de julio de 2006.

- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

(o) <u>Derechos en Fideicomisos</u>

Contabilizados dentro de otros activos, comprende los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

(p) Valorizaciones

Activos objeto de valorización

- Inversiones disponibles para la venta en títulos participativos.
- Propiedades y equipo, específicamente inmuebles.
- Bienes de arte y cultura

Contabilización

Las Inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

(q) Fondos Interbancarios Comprados y Pactos de Recompra

Registra los fondos obtenidos por la Corporación de otras entidades financieras en forma directa, garantizada o no con su portafolio de inversiones o su cartera de créditos, con la finalidad de atender necesidades transitorias de liquidez. El plazo máximo para cancelar estas operaciones es de treinta (30) días calendario, las operaciones que no se hayan cancelado dentro del plazo indicado, deben contabilizarse en créditos de bancos y otras obligaciones financieras, con excepción de aquellas celebradas por el Banco de la República para regular la liquidez de la economía por medio de operaciones de contracción monetaria y las realizadas por Fogafín en desarrollo de operaciones de apoyo a las entidades inscritas.

La diferencia entre el valor presente (recibo de efectivo) y el valor futuro (precio de recompra) constituye un gasto financiero.

(r) Ingresos Anticipados

Los ingresos anticipados corresponden principalmente a intereses y comisiones recibidos por anticipado por parte de los clientes por concepto de operaciones de cartera de créditos; estos intereses se amortizan a resultados con base en su causación, también se registran ingresos por ventas de bienes a crédito, los cuales se causan al ingreso a medida que se van recaudando.

En aquellos casos en que como producto de acuerdos de reestructuración o cualquier otra clase de acuerdo se contemple la capitalización de intereses que se encuentren registrados en cuentas de orden o de los saldos de cartera castigada incluidos capital, intereses y otros conceptos, al igual que los intereses que se generen en el futuro por estos conceptos, se contabilizarán como abono diferido y su amortización a capital se hará en forma proporcional a los valores efectivamente recaudados.

(s) Pensiones de Jubilación

Se aplica lo establecido en el Decreto 1517 del 4 de agosto de 1998, que permite incrementar anualmente el porcentaje amortizado del cálculo actuarial. La provisión anual se aumenta en forma racional y sistemática, de manera que al 31 de diciembre del año 2010 se amortice

el cien por ciento (100.0%) del cálculo correspondiente. A partir de entonces, se mantendrá la amortización en dicho porcentaje.

Los pagos de pensiones de jubilación se cargan contra la provisión constituida.

(t) Impuesto de Renta

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes. La Corporación está tributando por renta presuntiva calculada sobre el patrimonio líquido gravable.

(u) Pasivos Estimados y Provisiones

La Corporación registra provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída,
- El pago sea exigible o probable y
- La provisión sea justificable, cuantificable y verificable

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

(v) Conversión de Transacciones en Moneda Extranjera

Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 30 de junio de 2007 y 31 de diciembre de 2006 las tasas fueron de 1,960.61 y $2,238.79, respectivamente. (Cifras en pesos Colombianos.

(w) Reconocimiento de Ingresos por Rendimientos Financieros

Los ingresos por rendimientos financieros y otros conceptos se reconocen en el momento en que se causan, excepto los originados en:

Créditos calificados en "C" riesgo apreciable o en categorías de mayor riesgo, o cuando cumplan noventa y un (91) días para comercial y sesenta y un (61) días para consumo y microcrédito.

Estos rendimientos financieros se controlan en cuentas contingentes deudoras y se registran como ingreso, cuando son efectivamente recaudados.

Tratándose de capitalización de intereses su registro se hace en la cuenta de abono diferido y los ingresos se reconocen en la medida en que se recauden efectivamente.

(x) Cuentas Contingentes

En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos. Dentro de las contingencias deudoras se registra los rendimientos financieros a partir del momento en que se suspenda la causación en las cuentas de cartera de créditos.

(y) Cuentas de Orden

En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación. Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

(z) Utilidad Neta por Acción

Para determinar la utilidad neta por acción, la Corporación utiliza el promedio ponderado de las acciones suscritas por el tiempo en circulación de las mismas durante el período contable. Al 30 de junio de 2007 y 31 de diciembre de 2006, el promedio ponderado de las acciones en circulación fue de 157.792.069 y 150.875.481, respectivamente.

(aa) Estado de Flujos de Efectivo

Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año y el efectivo provisto por las actividades de operación.

(bb) Principales diferencias entre las Normas Especiales y las Normas de Contabilidad Generalmente Aceptadas en Colombia

Las normas contables especiales establecidas por la Superintendencia Financiera presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

Propiedades, Planta y Equipo

Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

Prima en Colocación de Acciones

La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

Ajustes por Inflación

Hasta el 31 de diciembre de 2006, la norma de contabilidad generalmente aceptada establecía que para renovar el efecto de la inflación se debían ajustar los activos no monetarios, norma que fue derogada a través del Decreto 1536 de 2007

(3) Cambios en políticas y estimaciones contables

- La Asamblea de Accionistas del 7 de marzo de 2006 decidió modificar, a partir del año 2006, el período contable de la Corporación de un cierre anual al 31 de diciembre por dos cierres semestrales con corte al 30 de junio y 31 de diciembre.

- La Superintendencia Financiera mediante las Resoluciones 1227, 1822 y 1907 de julio y octubre de 2006, estableció una metodología de ajustes y actualización de márgenes de valoración por una sola vez el día 18 de julio de 2006 para títulos diferentes de TES clase B, en particular títulos emitidos por Fogafín, títulos de deuda publica distintos de TES de orden diferente al nacional, títulos emitidos por bancos, títulos emitidos por entidades del sector real, otras titilaciones crediticias y títulos emitidos por entidades financieras. Las pérdidas o utilidades que se produjeron como resultado de la valoración realizada de acuerdo con la metodología establecida por la resolución ,podrán ser diferidas y amortizadas durante un año en alícuotas diarias a partir del 18 de julio de 2006. Los efectos de la aplicación de esta Resolución se presentan en la notas 7 y 13.

- De acuerdo con el artículo 25 de la Ley 1111 de 2006, los contribuyentes del impuesto de patrimonio pueden imputar el valor del impuesto contra la cuenta de Revalorización del Patrimonio sin afectar el Estado de Resultados. La Corporación se acogió a lo dispuesto en esta norma y afectó la cuenta de Revalorización en

$3,071.7 y la diferencia por $7,078.7se registró como gasto. A diciembre 31 de 2006 este impuesto se reflejaba dentro de los resultados como gastos del período.

- Mediante la Circular Externa 3 de 2007el Banco de la República reglamentó el encaje marginal sobre el monto de cada tipo de exigibilidad en moneda legal que exceda el nivel registrado el 7 de mayo de 2007. Los porcentajes que aplicaran son del 27%, 12.5% y 5% para las exigibilidades previstas en los literales a), b) y c) del artículo 2 de la Resolución Externa 19 de 2000, respectivamente.

(4) Disponible

	Junio 2007	Diciembre 2006
Moneda legal		
Banco de la República	$36,510.8	46,488.6
Bancos y otras entidades financieras	49,401.6	111,200.8
	85,912.4	157,689.4
Moneda extranjera		
Caja	4.8	10.6
Banco de la República	12.2	14.0
Bancos y otras entidades financieras	4,516.7	4,656.9
	4,533.7	4,681.5
	90,446.1	162,370.9
Provisión	(51.2)	(154.9)
	$90,394.9	162,216.0

No existían otras restricciones sobre el disponible diferentes al encaje depositado en el Banco de la República.

La provisión registrada correspondía a notas débito pendientes de contabilizar superiores a 30 días al 30 de junio de 2007 y 31 de diciembre de 2006 fue de $51.2 y $154.9 respectivamente. Durante el primer semestre de 2007, se reintegró provisión por $103.7.

(5) Fondos Interbancarios Vendidos y Pactos de Reventa

	Junio 2007		Diciembre 2006	
	Saldo	Tasa	Saldo	Tasa
Compromisos de Reventa de Inversiones	$8,507.9	9.75	185.1	7.61 *
Fondos Interbancarios Vendidos	5,900.0	9.20	-	- *
Operaciones Over Night	127,557.2	7.50	177,309.5	5.35 **
	$141,965.1		177,494.6	

* Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda legal al corte del período.

** Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda extranjera al corte del período.

Los montos anteriores no están sujetos a restricciones ni limitaciones.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a junio de 2007 y diciembre de 2006 no se presentaron incumplimientos.

(6) Inversiones

	Junio 2007	D ciembre 2006
NEGOCIABLES EN TITULOS DE DEUDA		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	$54,994.4	158,749.1
Bonos de Solidaridad para la Paz	652.0	-
Bono Emcali	20,153.4	20,541.2
Títulos de Reducción de Deuda	28,755.2	17,660.9
Títulos de Devolución de Impuestos TIDIS	5,551.1	604.6
TES Ley 546	56.9	65.5
	110,163.0	197,621.3
Títulos de deuda pública externa emitidos o garantizados por la Nación:		
Bonos República de Colombia	13,692.0	20,572.7
	13,692.0	20,572.7
Otros títulos de deuda pública:		
Bonos Distrito	1,814.1	7,822.1
Bonos Acueducto de Bogota	-	576.5
	1,814.1	8,398.6
Títulos emitidos por el Banco de la República	-	757.9
	-	757.9
Títulos emitidos, avalados o garantizados por FOGAFIN	1,594.1	637.1
	1,594.1	637.1
Bonos hipotecarios		
Banco Davivienda	383.1	564.8
	383.1	564.8
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria		
Patrimonio autónomo Fiduciaria Davivienda Títulos	60.8	-
Fideicomiso Patrimonios Autonomos Banco Popular	-	2,034.6
Fideicomiso Acueducto de Bogotá	-	9,620.3
Fideicomiso Titularización Cementos Andinos	35,095.9	39,462.3
Fideicomiso Titularización Pagare Argos	11,697.9	13,207.9
	46,854.6	64,325.1
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	34,332.7	34,200.2
Aceptaciones Bancarias	-	1,042.8
Bonos Leasing Colombia	512.0	33,510.1
Bonos Bancolombia	-	506.4
Bono Corfinsura	2,289.5	280.5
Bonos Leasing de Occidente	1,523.0	5,659.9
Bonos Leasing Corficolombiana	4,212.4	3,637.4
Bono BBVA	12,896.0	2,063.5
Bono Fundación WWB Colombia	954.6	962.9
Banco Santander	453.6	478.6
TIPS Titularizadora Colombia	-	16,031.2
	57,173.8	98,373.5
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos voluntariamente convertibles en acciones:		
Bono IPC Comcel	615.6	633.8
Bono IPC Éxito	1,548.5	-
Bono IPC Bavaria	1,114.0	-
Bono IPC Cementos Argos S.A.	438.3	-
Bono IPC Codensa	2,477.6	-
Bono IPC ISA	2,793.7	3,333.8
Bono IPC NQS Concesiones Urbanas	505.9	7,621.8
Bono PISA	-	103.9
Notas Patrimonio Fiduciaria Corficolombiana	6,757.7	-
Pagare Coviandes S.A.	6,832.2	13,843.0
	23,083.5	25,536.3

Continúa —►

(6) Inversiones *(Continuación)*

	Junio 2007	Diciembre 2006
Títulos emitidos, avalados, garantizados o aceptados por gobiernos extranjeros		
Bono Brasil	5,311.5	-
	5,311.5	-
Títulos emitidos, avalados o garantizados por organismos multilaterales de crédito:		
Bono IPC Bancoldex	4,650.6	-
	4,650.6	-
Total inversiones negociables títulos de deuda	264,720.3	416,787.3
PARA MANTENER HASTA EL VENCIMIENTO		
Títulos de deuda pública interna emitidos o garantizados por la Nación		
Títulos de Reducción de Deuda	18,171.6	3,013.9
Títulos emitidos, avalados o garantizados por Bancos del exterior		
Avantel	273.1	337.9
Otros títulos de deuda pública	-	16.7
Total para mantener hasta el vencimiento	18,444.7	3,368.5
DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA		
Títulos de deuda pública externa emitidos o garantizados por la Nación		
Títulos de Tesorería	49,507.0	24,065.1
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	12,688.6	-
Bono Leasing Colombia	26,974.4	-
Bono Leasing de Occidente	25,195.5	-
Bono Surenting S.A.	3,509.3	-
Bono Banco Centro Americano Integración Económica	4,547.2	4,449.4
	72,915.0	4,449.4
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos Obligatoriamente Convertibles en Acciones	2,244.2	2,710.8
Total disponibles para la venta títulos de deuda	124,666.2	31,225.3
DERECHOS DE RECOMPRA		
Negociables en títulos de deuda		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	176,173.9	243,640.1
Bonos de Solidaridad para la Paz	5,630.2	6,154.8
Títulos de reducción de deuda	5,069.9	14,667.9
	186,874.0	264,462.8
Títulos de deuda pública externa emitidos o garantizados por la Nación:		
Títulos de Tesorería	-	7,609.7
	-	7,609.7
Otros títulos de deuda pública:		
Bonos Distrito	-	994.8
	-	994.8
Títulos emitidos, Avalados o Garantizados por FOGAFIN	1,038.8	-
	1,038.8	-
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria		
Fideicomiso Acueducto de Bogotá	-	3,030.1
	-	3,030.1
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	7,687.2	3,181.0
Bono Leasing Colombia	-	2,039.4
Bono Leasing de Occidente	-	1,512.9
Bonos Bancoldex	2,281.8	-
Bonos BBVA	2,937.5	2,063.5
TIPS Titularizadora Colombia	14,320.3	-
	27,226.8	8,796.8

Continúa —►

(6) Inversiones *(Continuación)*

	Junio 2007	Diciembre 2006
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos IPC Comcel	446.9	925.9
Bonos IPC Bavaria	2,995.6	-
Bonos IPC ISA	3,255.1	-
Bonos IPC NQS	1,483.6	3,030.5
	8,181.2	3,956.4
Títulos emitidos, avalados o garantizados por organismos multilaterales de crédito:		
CDT Bancoldex	12,105.4	-
	12,105.4	-
PARA MANTENER HASTA EL VENCIMIENTO		
Títulos de deuda pública interna emitidos o garantizados por la Nación		
Títulos de reducción de deuda	31,481.2	44,442.5
	31,481.2	44,442.5
Otros títulos de deuda pública:		
Títulos de Desarrollo Agropecuario:		
Clase "A"	8,760.9	9,586.3
Clase "B"	16,307.9	17,697.7
	25,068.8	27,284.0
DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	286,597.4	230,508.8
	286,597.4	230,508.8
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Bono Leasing Colombia	19,986.2	-
CDT Leasing de Credito	12,772.3	-
	32,758.5	-
TOTAL DERECHOS DE RECOMPRA DE INVERSIONES	611,332.2	591,085.9

En cumplimiento con las instrucciones impartidas en la resolución número 1227 de julio 18, resolución 1822 de octubre 13 y la resolución 1906 de octubre 25 de 2006, en las cuales se realizó la aplicación de las "Metodologías de ajuste y actualización de márgenes de valoración" emitidas por la Superintendecia Financiera, se presenta el impacto de la aplicación de las mismas:

- Resolución 1227 de julio 18 de 2006, la Corporación Financiera Colombiana S.A. informó oportunamente a la junta directiva y sus accionistas la decisión de amortizar en alícuotas diarias según lo autorizado en dicha resolución la pérdida total de $2.413.1, producto de la aplicación de los márgenes ajustados de valoración, hasta alcanzar el 100% de las mismas en un período máximo de un año a partir de esta fecha, es decir la amortización venció el 18 de julio de 2007.

Los títulos objeto de la aplicación de los márgenes de valoración fueron los correspondientes a: "Títulos emitidos por Bancos", "Títulos emitidos por entidades del sector real", "Títulos emitidos por Fogafin", "Títulos emitidos por otras entidades Financieras", "Otras Titularizaciones crediticias" y "Títulos deuda pública distintos de TES de orden diferente al nacional"; estos títulos fueron clasificados de acuerdo con la tasa de referencia a la cual se encontraban indexados DTF, IPC y TASA FIJA. El saldo pendiente de diferir al 30 de junio de 2007 y 31 de diciembre 31 de 2006 era de $82.1 y $1,321.0 respectivamente.

Así mismo, se elaboró el instructivo a la aplicación de la resolución 1227 de julio/2006 por el departamento de organización y métodos, el cual fue aprobado y divulgado por el representante legal de la Corporación.

- Resolución 1822 de octubre 13 de 2006, la Corporación Financiera Colombiana S.A. decidió llevar directamente al estado de resultados y al patrimonio según correspondió, el impacto generado el día 17 de octubre de 2006, como resultado de la aplicación de esta resolución; la pérdida generada y llevada al P y G ascendió a $3.3 ; de igual forma se generó una utilidad por realizar en la cuenta patrimonial en títulos clasificados como disponibles para la venta por $10.362.5 producto del ajuste de márgenes de valoración en títulos correspondientes a "Tes IPC", "Títulos de deuda pública del orden Nacional distintos de TES", "Títulos de reducción de deuda", y " Títulos emitidos por entidades multilaterales" descritos y ajustados en esta resolución.

- Resolución 1906 de octubre 25 de 2006, el resultado generado por la aplicación de esta resolución fue de $0 , producto de ajuste de márgenes de valoración en títulos de los códigos de agrupación 20 y 21 que corresponden a "Títulos de desarrollo agropecuario clase A y B" los cuales se encuentran clasificados según el capitulo I de la CBCF como "Al vencimiento" por lo tanto su valoración es a TIR de compra y no sufrieron ninguna variación en los ajustes y actualización de los márgenes de valoración a que hace referencia la presente resolución.

Los resultados de la aplicación de estas resoluciones y sus respectivos valores fueron informados oportunamente a la junta directiva y a la Superintendencia Financiera según los términos contemplados en cada una de ellas.

	Junio 2007		
Negociables - Títulos Participativos	**Capital social**	**% participación**	**Valor de mercado**
En Entidades del Sector Real			
Mineros S.A.	$158,953.0	6.98	$36,382.2
			36,382.2
En el Sector Financiero			
Banco de Occidente S.A.	3,827.0	0.26	6,890.0
			$43,272.2
En Fondos Comunes Ordinarios	-	-	$50,703.4
			$93,975.6

	Diciembre 2006		
Negociables - Títulos Participativos	**Capital social**	**% participación**	**Valor de mercado**
En Entidades del Sector Real			
Mineros S.A.	158,953.0	6.98	43,102.4
			43,102.4
En el Sector Financiero			
Banco de Occidente S.A.	$3,827.0	0.26	6,853.3
			$49,955.7
En Fondos Comunes Ordinarios	-	-	38,985.6
			$88,941.3

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad

	Junio 2007									
	Valor patrimonio	Número de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor patrimonial	(*)	Valorización de mercado	Desvalorización	Provisión
Aerocali S.A.	11,950.0	126,654	33.33%	2,258.5	3,356.8	3,982.9	2	-	-	3,356.8
Alimentos derivados de la Caña	33,371.6	52,000	0.25%	26.1	26.1	38.9	6	12.8	-	-
Aquacultivos del Caribe S. A.	7,680.1	106,000	5.47%	658.8	477.4	420.1	6	-	57.3	-
AV Villas (Acciones Ordinarias)	537,509.0	11	0.00%	0.0	-	-	2	-	-	-
AV Villas (Acciones Preferenciales)	537,509.0	20,763	0.01%	27.5	80.5	33.5	2	-	12.3	34.7
Banco Corfivalle Panamá S.A.	USD$6,245.6	6,019,000	100.00%	11,800.9	11,800.9	12,245.2	2	444.3	-	-
Bladex S.A.	-	2,070	0.00%	220.9	40.4	78.6	1	38.2	-	-
C.I. Yumbo S.A.	21,918.9	11,001	0.10%	12.7	11.3	13.7	6	2.4	-	-
Cámara Compensación Divisas de Colombia S.A	79,687,500	3.19%	-	79.7	-	79.5				
Caribu Internacional S.A.	-	782,278,588	0.00%	782.3	782.3	782.3		-	-	782.3
Casa de Bolsa Corficolombiana S.A.	7,605.8	1,186,510	94.50%	4,141.9	7,175.8	7,320.4	2	144.6	-	-
Colmotores S.A.	610,285.6	38,496	0.12%	246.3	78.9	898.6	2	819.7	-	-
Colombiana de Extrusión S.A. Extrucol	16,832.2	315,420	20.00%	2,526.0	1,784.8	3,390.5	2	1,605.7	-	-
Colombiana de Licitaciones y Concesiones Ltda.	31,041.7	1,964,422	99.99%	21,781.4	20,437.2	31,041.6	2	10,604.4	-	-
Colombina S.A.	281,954.6	32,683,321	7.59%	10,104.1	14,823.6	21,297.7	3	6,574.1	-	-
Compañía Aguas de Colombia	5,629.6	560,000	20.00%	448.4	1,096.7	1,125.9	6	-	90.0	841.0
Concesionaria Tibitoc S.A.	45,873.9	9,086,933	33.33%	12,799.6	9,822.7	14,817.5	3	4,994.8	-	-
Corporación Andina de Fomento	USD3,692.7	12	0.00%	171.6	171.4	264.7	6	93.3	-	-
Coviandes S.A.	112,504.4	68,002	0.25%	237.4	92.8	228.0	6	135.2	-	-
Deposito Central de Valores-Deceval	45,245.5	16,781	3.67%	1,080.9	1,273.0	1,612.3	2	339.3	-	-
Enka de Colombia S.A.	404,645.4	20,734,072	0.35%	1,721.8	2,205.4	1,416.2	4	-	671.9	1,172.3
Estudios Proyectos e Inversiones de los Andes S. A.	91,291.0	31,665,997	94.87%	56,741.0	40,980.3	86,612.0	2	45,631.7	-	-
Fstuidos y Desarrollos de Infraestuctura S.A. (2)	30,084.0	882,512	88.25%	1,398.6	1,398.6	3,184.9	3	366.0		
Eternit Colombiana S. A.	43,773.6	99,850	0.26%	138.8	69.6	109.5	1	39.9	-	-
Empresa de Energía de Bogotá (1)	5,305.2	1,251,787	1.46%	77,459.7	77,459.7	77,459.7		-	-	-
Fiduciaria Corficolombiana S.A.	29,309.1	18,774,476	94.50%	25,427.4	19,659.0	27,742.1	2	8,038.1	-	-
Fiduciaria Occidente S. A.	48,690.6	562,189	4.40%	1,561.8	1,483.8	2,180.8	4	697.0	-	-
Futbolred.com S.A.	336.4	120,000	35.67%	361.6	361.6	119.9	8	-	-	361.6
Gas Natural S.A. E.S.P.	506,262.2	621,866	1.68%	28,873.5	27,796.8	28,898.8	3	1,102.0	-	-
Gasoducto del Tolima S.A.	9,074.3	230,711	5.80%	305.7	305.7	526.9	4	221.2	-	-
General de Inversiones S.A.	1,057.0	1,890	94.50%	1.9	1.9	1.0	6	-	0.9	-
Hoteles Estelar de Colombia S.A.	106,837.7	24,504,786	84.91%	69,052.1	41,883.8	105,101.1	4	63,217.3	-	-
Huevos Oro Ltda.	10,841.9	1,133,593	99.99%	11,442.9	11,197.4	10,841.9	4	-	355.5	4,331.7
IBC Solutions	USD$2,016.5	2,499,275	37.50%	4,900.2	4,900.2	1,497.5	3	-	3,402.7	-
Inducarbón		2,528	0.09%	0.3	1.1	-	10	-	-	1.1
Industria Colombo Andina-Inca S.A.	22,567.8	1,985,607	0.67%	44.3	43.9	151.2	6	-	-	43.9
Industrias Lehner S.A.	17,043.1	17,951,215	48.15%	9,513.5	9,984.4	8,097.6	4	-	1,886.8	-
Ingenio la Cabaña	359,208.3	535,436	2.85%	7,144.8	6,323.9	9,411.2	3	3,087.3	-	-
Jardin Plaza S.A.	-	888,000	17.76%	10,031.1	10,031.1	5,688.2		-	-	-
Leasing de Occidente S.A.	140,935.8	105,310,900	45.24%	47,227.2	52,599.2	62,761.1	2	11,161.9	-	-
Leasing Corficolombiana S.A.	51,453.4	99,951,575	94.50%	45,349.1	32,158.6	48,623.9	5	16,465.3	-	-
Lloreda S.A.	136,668.3	419,990,393	56.26%	66,255.9	131,324.0	76,889.6	2	-	32,572.4	98,751.6
Mavalle S.A.		30,000	3.75%	257.3	257.3	261.3				
Metrex S.A.	7,840.2	321,782	10.11%	168.4	168.4	324.7	3	156.3	-	-

Continúa ⟶

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad ***(Continuacion)***

	Junio 2007									
	Valor patrimonio	Número de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor patrimonial	(*)	Valorización de mercado	Desvalorización	Provisión
Organización Pajonales S.A	74,722.0	1,060,813	94.99%	24,757.9	24,757.9	70,980.7	3	46,222.8	-	-
Proyectos de Energía S.A. (1)	-	145,150,846	94.99%	129,189.2	162,489.5	131,465.4	3	-	23,194.1	7,830.0
Petróleos Colombianos Limited	-	17,107	0.05%	97.3	97.3	-	9	-	-	97.3
Petróleos Nacionales S.A	-	6,215,183	19.54%	125.1	257.3	-	11	-	-	257.3
Pizano S.A.	175,850.8	23,327,594	36.00%	31,503.4	27,591.9	18,902.5	4	-	-	8,689.4
Plantaciones Unipalma de los Llanos S.A.	46,710.2	1,054,175,677	54.51%	19,174.3	12,665.8	25,470.7	4	12,804.9	-	-
Proinversiones S.A.	3,897.5	417,266	3.02%	9.6	9.6	5.8	7	-	-	3.8
Promisión Celular S.A. Promicel	16,359.4	4,680,420	16.64%	5,828.9	4,803.8	2,722.8	4	-	2,081.0	-
Promotora de Inversiones Ruitoque S. A.	41.4	43,289,334	3.04%	983.7	926.9	568.8	4	-	-	358.1
Promotora la Enseñanza S.A.	-	490,042	2.45%	69.8	69.8	-		-	-	69.8
Promotora la Alborada S.A.	-	991,383,354	1.83%	316.3	316.3	-		-	-	316.3
Promotora Inmobiliaria La Esperanza S.A.	6,997.3	11,089,059	55.51%	6,739.8	5,857.0	3,884.2	6	-	1,972.8	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	16,446.3	286,198,636	75.33%	10,277.7	8,802.8	6,602.3	4	-	2,200.5	2,580.7
Proyectos de Infraestructura S.A. (2)	100,311.9	34,389,667	88.25%	67,757.1	68,375.9	92,336.1	2	23,960.2	-	-
Sociedad de Inversiones en Energía S.A.	157,615.3	14,485,627	10.70%	21,198.3	18,985.4	38,412.4	3	19,427.0	-	-
Sociedad Hotelera Cien Internacional S.A.	17,300.0	133,393	0.39%	60.9	58.4	65.0	6	6.6	-	-
Sociedad Transportadora de Gas del Oriente S.A.	47,118.6	18,534,893	20.00%	4,779.1	4,023.3	9,277.2	5	5,253.9	-	-
Tejidos Sintéticos de Colombia S.A.	19,282.9	52,786,049	94.99%	13,648.7	15,688.9	18,316.8	4	2,627.9	-	-
Textiles el Espinal S.A.	3,849.6	7,107,259	8.56%	2,399.1	2,399.1	3,410.3	6	1,011.2	-	-
Valle Bursátiles	713.0	509,277	5.06%	34.7	31.2	36.2	2	5.0	-	-
Valora S.A.	23,635.1	136,998,310	94.95%	22,110.9	19,247.9	22,433.1	3	3,185.2	-	-
Valores de Occidente S. A.	3,603.6	812,271	48.99%	1,671.3	1,571.5	1,760.8	2	189.3	-	-
Ventas y Servicios S. A.	1,915.5	64,599	19.90%	232.6	219.8	305.5	6	85.7	-	-
Provisión General de Inversiones								-	-	419.6
					$925,255.30			$290,772.50	$68,498.20	$132,965.6

(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales

(1) Valor Patrimonio al 30 de junio 2007
(2) Valor Patrimonio al 31 de mayo de 2007
(3) Valor Patrimonio al 30 de abril de 2007
(4) Valor Patrimonio al 30 de marzo de 2007
(5) Valor Patrimonio al 28 de febrero de 2007
(6) Valor Patrimonio al 31 de diciembre de 2006
(7) Valor Patrimonio al 30 de septiembre de 2006
(8) Valor Patrimonio al 30 de junio de 2006
(9) Valor Patrimonio al 31 de mayo de 2006
(10) Valor Patrimonio al 30 de noviembre de 2005
(11) Valor Patrimonio al 31 diciembre de 1996

(1) La Junta Directiva de la Corporación, autorizó recibir como dación en pago 1.253.787 acciones de la Empresa de Energía de Bogotá, para cancelar las obligaciones que tenía Proyectos de Energía S.A.. El monto de la operación se realizó así: Cancelación de la Cartera de Créditos por $44,419.5, intereses causados en cuentas contingentes $31,040.2, causación ingreso por diferidos $16,061.3, reversión de provisión de cartera de créditos $8,811.4. El total de la operación le generó a la Corporación un ingreso de $57,912.9.

(2) En abril de 2007 Proyectos de Infraestructura S.A. se escindió creándose la Empresa Estudios y Desarrollos de Infraestructura S.A. el monto escindido fue de $30 000.0, en junio de 2007, Estudios y Desarrollos de Infraestructura S.A. realizó una distribución anticipada de activos sociales, por entrar en proceso de liquidación, correspondiéndole a la Corporación $24,710.3, lo que generó un ingreso por $5,125.4.

Con Alta y Media Bursatilidad

	Junio 2007					
	Capital social	Número de acciones	% de participación	Costo de adquisición	Valor en bolsa	Valor de mercado
Con media bursatilidad						
Promigas S.A.	13,198.5	19,123,532	14.37	$480,780.9	25,489.08	$487,441.2
Con alta bursatilidad						
Tablemac S.A.	20,543.0	3,019,057,079	11.88	4,226.6	10.44	31,519.0
				$485,007.5		$518,960.2
Otros Títulos- Fibratolima						$1,347.3
Total inversiones disponibles para la venta						$1,445,562.8

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad

	Diciembre 2006									
	Valor patrimonio	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor patrimonial	(*)	Valorización de mercado	Desvalorización	Provisión
Acrocali S.A.	10,146.4	126,654	33.33%	2,258.5	3,356.8	3,381.8	2	-	-	3,356.8
Agrotimbio S.A.	2,267.2	547,005	25.38%	1,398.6	1,318.0	575.4	4	-	-	1,318.0
Alimentos derivados de la Caña	-	52,000	0.31%	26.1	26.1	-		-	-	-
Aquacultivos del Caribe S. A.	9,672.9	106,000	5.47%	658.8	477.4	529.1	4	51.7	-	-
AV Villas (Acciones Ordinarias) (d)	508,980.5	11	0.00%	-	-	-	2	-	-	-
AV Villas (Acciones Preferenciales)	508,980.5	20,763	0.01%	27.5	85.5	50.8	2	-	-	34.7
Banco Corfivalle Panamá S.A.	USD$6,484,738.1	6,019,000	100.00%	14,518.0	13,475.3	14,518.0	2	1,042.7	-	-
Bladex S.A.	-	2,070	0.00%	220.9	46.1	76.9	1	30.8	-	-
C.I. Yumbo S.A.	21,314.4	11,001	0.10%	12.7	11.3	21.3	6	10.0	-	-
Caribu Internacional S.A. (b)	-	782,278,588	0.00%	782.3	782.3	-		-	-	782.3
Casa de Bolsa CorficolombianaS.A. (a)	7,465.9	947,179	94.50%	1,509.8	4,543.7	7,055.3	2	2,511.50	-	-
Centro Motor S. A.	3,760.9	28,417	10.62%	257.0	399.4	399.4	4	-	-	-
Colmotores S.A.	562,229.5	38,496	0.12%	246.3	78.9	663.4	1	584.5	-	-
Colombiana de Extrusión S.A. Extrucol	16,852.0	315,420	20.00%	2,526.0	1,784.8	3,370.4	3	1,585.6	-	-
Colombiana de Licit. y Concesiones Ltda.	29,898.9	1,964,422	99.99%	21,781.4	20,437.2	29,897.3	2	9,459.9	-	-
Colombina S.A.	268,318.4	32,683,321	7.59%	10,184.1	14,823.6	20,365.4	3	5,541.8	-	-
Compañía Aguas de Colombia	5,200.7	560,000	20.00%	448.4	1,096.7	165.7	3	-	90.0	841.0
Concesionaria Tibitoc S.A.	44,591.6	9,086,933	33.33%	12,799.6	9,822.7	14,863.9	2	5,041.2	-	-
Corporación Andina de Fomento	USD$756.0	12	0.00%	181.6	195.9	338.5	2	142.6	-	-
Coviandes S.A.	105,493.0	68,002	0.25%	237.4	92.8	263.8	3	171.0	-	-
Deposito Central de Valores-Deceval	49,163.9	15,953	3.67%	985.4	1,177.4	1,806.1	2	628.7	-	-
Enka de Colombia S.A.	373,311.0	20,734,072	0.35%	1,721.8	2,205.4	617.9	6	-	415.2	1,172.3
Estudios Proyectos e Inv. de los Andes	88,989.	31,665,997	94.87%	56,741.0	40,980.3	84,428.2	2	43,447.9	-	-
Eternit Colombiana S. A.	44,125.9	99,850	0.26%	138.8	69.6	109.5	4	39.9	-	-
Fiduciaria Corficolombiana S.A. (a)	25,896.7	16,562,232	94.50%	22,109.0	16,340.7	24,472.4	2	8,131.7	-	-
Fiduciaria Occidente S. A.	45,199.2	562,189	4.99%	1,561.8	1,483.8	2,257.5	4	773.7	-	-
Frigoríficos Colombianos S.A.	4,522.2	22,401,139	45.16%	3,186.3	3,094.7	2,042.3	2	-	1,052.4	-
Futbolred.com S.A.	-2,975.3	120,000	35.67%	361.6	361.6	-10.6	7	-	-	361.6
Gas Natural S.A. E.S.P.	575,150.7	621,866	1.68%	28,873.5	28,873.5	30,059.2	2	1,185.7	-	-
Gasoducto del Tolima S.A.	8,799.1	230,711	5.80%	305.7	305.7	510.2	6	204.5	-	-
General de Inversiones S.A.	1.1	1,890	94.50%	1.9	1.9	1.0	2	-	0.9	-
Hoteles Estelar de Colombia S.A.	125,899.3	24,286,705	84.91%	69,052.1	40,924.5	106,901.1	2	65,976.6	-	-
Huevos Oro Ltda.	10,845.5	1,133,593	99.99%	11,442.9	11,197.4	6,513.9	3	-	351.8	4,331.7
IBC Solutions	USD$1,443,132	2,499,275	37.50%	4,900.2	5,595.4	1,211.7	2	-	4,383.7	-
Inducarbón	609.4	2,528	0.09%	0.3	1.1	-	9	-	-	1.1
Industria Colombo Andina-Inca S.A.	17,553.6	1,985,607	0.67%	44.3	72.1	26.6	5	-	-	45.5
Industrias Lehner S.A.	11,289.1	17,951,215	48.15%	9,513.5	9,984.4	3,062.5	3	-	4,548.3	2,373.6
Ingenio la Cabaña	359,208.3	535,436	2.85%	7,144.8	6,323.9	10,229.6	3	3,905.7	-	-
Inversiones Extrucol S.A.	3,558.7	315,420	20.00%	62.5	62.5	711.8	3	649.3	-	-
Jardin Plaza S.A.	-	888,000	17.76%	10,031.1	10,031.1	-		-	-	-
Leasing de Occidente S.A.	125,578.1	289,511,268	45.24%	44,037.9	49,410.0	56,813.5	2	7,403.5	-	-
Leasing Corficolombiana S.A. (a)	49,517.8	91,177,928	94.50%	40,742.9	27,552.5	46,794.4	2	19,241.9	-	-
Lloreda S.A.	116,660.4	419,990,393	56.26%	66,255.9	131,324.0	65,633.1	3	-	32,572.4	98,751.6

Continúa —►

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad *(Continuación)*

	Diciembre 2006									
	Valor patrimonio	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor patrimonial	(*)	Valorización de mercado	Desvalorización	Provisión
Metrex S.A.	9,661.4	321,782	10.11%	158.3	249.3	158.3	3	-	-	91.0
Organización Pajonales S.A (e)	71,973.7	1,060,813	94.99%	24,757.9	24,757.9	68,367.3	7	43,609.4	-	-
Proyectos de Energía S.A. (g)	-	145,150,846	94.99%	129,189.2	162,489.5	190,469.0	2	27,979.5	-	-
Petróleos Colombianos Limited	-	17,107	0.05%	97.3	111.1	6.9	8	-	-	111.1
Petróleos Nacionales S.A. (b)	-	6,235,383	19.54%	125.2	257.3	-	10	-	-	257.3
Pizano S.A.	163,930.5	16,540,378	25.52%	25,877.0	21,965.5	28,404.8	4	-	-	6,439.3
Plantaciones Unipalma de los Llanos S.A.	47,473.7	1,054,175,677	54.53%	19,174.3	12,665.8	25,887.6	2	13,221.8	-	-
Proinversiones S.A.	3,897.5	437,266	3.02%	9.6	9.6	5.8	4	-	-	3.8
Promisión Celular S.A. Promicel	16,275.3	4,680,420	16.64%	5,828.9	4,803.8	2,708.8	4	-	2,095.0	-
Promotora de Inversiones Ruitoque S. A.	39,244.8	43,289,334	3.03%	983.7	939.1	581.0	4	-		358.1
Promotora Inmobiliaria La Esperanza S.A.	7,037.8	11,089,059	55.51%	6,739.8	5,857.0	1,240.3	3	-	1,950.4	2,666.3
Promotora y Comerc. Turística Santamar	18,627.9	285,998,636	75.33%	10,277.7	8,796.9	4,551.2	3	-	1,667.4	2,578.3
Proyectos de Infraestructura S.A.	122,829.7	35,272,179	88.25%	97,757.0	89,359.7	108,393.3	3	19,033.6	-	-
Proyectos Energéticos del Cauca S.A.	40,231.3	17,955	10.70%	3,165.3	3,177.2	4,304.9	6	1,127.7	-	-
Sociedad de Inversiones en Energía S.A.	341,121.3	14,485,627	10.31%	21,198.3	18,985.4	36,525.0	3	17,539.6	-	-
Sociedad Hotelera Cien Internacional S.A.	16,406.9	133,393	0.39%	60.9	58.4	64.0	4	5.6	-	-
Sociedad Transp. de Gas del Oriente S.A.	39,434.8	18,534,891	20.00%	4,779.1	4,023.3	7,887.0	6	3,863.7	-	-
Tejidos Sintéticos de Colombia S.A.	19,506.8	48,303,700	94.99%	13,648.7	15,133.1	18,529.5	3	3,396.4	-	-
Textiles el Espinal S.A.	40,726.0	7,107,259	8.56%	2,399.1	2,399.1	3,486.1	7	1,087.0	-	-
Valle Bursátiles	719.6	134,277	1.33%	34.7	4.5	9.6	3	5.1	-	-
Valora S.A.	23,017.2	136,998,310	94.95%	22,110.9	19,247.9	21,855.0	3	2,607.1	-	-
Valores de Occidente S. A.	4,411.7	696,224	48.99%	1,535.2	1,435.4	2,161.7	2	726.3	-	-
Valores Diaco S.A.	103,995.8	1,971,995	0.14%	48.2	48.2	145.6	2	97.4	-	-
Ventas y Servicios S. A.	1,853.0	64,599	19.90%	232.6	219.8	369.0	3	149.2	-	-
Provisión General de Inversiones (c)								-	-	999.5
					$ 857,222.80			$ 312,211.8	$ 49,127.5	$ 126,874.9

(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales
(a) Antes Casa de Bolsa S.A., Fiduciaria del Valle S.A., Leasing del Valle S.A.
(b) No presentan valor de mercado porque La Corporación no tenía información actualizada a diciembre 31 de 2006, estas inversiones están totalmente provisionadas
(c) Provisión para cubrir futuros riesgos
(d) No se presenta valor de la inversión por ser menor el valor en libros en cifras expresadas en millones de pesos
(1) Valor Patrimonio al 26 y 19 diciembre de 2006
(2) Valor Patrimonio al 30 de noviembre de 2006
(3) Valor Patrimonio al 31 de octubre de 2006
(4) Valor Patrimonio al 30 de septiembre de 2006
(5) Valor Patrimonio al 31 de agosto de 2006
(6) Valor Patrimonio al 31 de julio de 2006
(7) Valor Patrimonio al 30 de junio de 2006
(8) Valor Patrimonio al 31 de mayo de 2006
(9) Valor Patrimonio al 30 noviembre de 2005
(10) Valor Patrimonio al 31 diciembre de 1996

Organización Pajonales S.A.

(e) El 5 de diciembre de 2006, la Superintendencia de Sociedades autorizó la reforma estatutaria consistente en la fusión de las sociedades denominadas Compañía Agropecuaria e Industrial Pajonales S.A., Agromáquinas S.A., Molino Pajonales S.A., Desmotadora del Norte del Tolima S.A., en la cual la primera será la absorbente y las demás las absorbidas, este hecho económico no generó variaciones significativas en el portafolio de la Corporación, cuyo efecto fue una disminución en las valorizaciones por $2.422.0

Proyectos de Energía S.A.

(g) El 29 de diciembre de 2006 se registró la escritura pública No. 5111 de la Notaria Treinta y Seis de Bogotá otorgada el 26 de diciembre, mediante la cual se escinde la sociedad Central Hidroeléctrica Betania S.A. E.S.P, en consecuencia por efectos de la escisión Proyectos de Energía S.A pasa a ser propietaria de 3.271.505 acciones de la Empresa de Energía de Bogotá S.A. E.S.P y la Subestación Eléctrica. Este hecho económico no generó variaciones en los estados financieros de la Corporación.

Con Alta y Media Bursatilidad

	Diciembre 2006					
	Capital social	**Número de acciones**	**% de paticipación**	**Costo de adquisición**	**Valor (*) en bolsa**	**Valor de mercado**
Con media bursatilidad						
Promigás S.A. (*)	$13,198.5	19,123,532	14.37	$480,780.9	27,030.63	$516,921.1
Con alta bursatilidad						
Telemac S.A.	20,543.0	3,019,057,079	11.88	4,226.6	6.96	21,012.6
				$485,007.5		$537,933.7
						$1,347.3
Total inversiones disponibles para la venta						**$1,396,503.8**

(*) Para el mes de octubre de 2006, Promigas pasó de media a baja bursatilidad por lo anterior la Corporación realizó el ingreso que tenía contabilizado en el patrimonio como ganancias no realizadas por valor de $504,491.0, conforme con lo establecido en el literal d. del numeral 6.2.1 de capítulo I de la Circular Externa 100. El 26 de diciembre de 2006 se vendieron 13,211,427 acciones de Promigas S.A. a la sociedad Prisma Energy Internacional Inc., equivalente al 9.94% del capital social, a un precio de $27,000 pesos por acción, a través de una operación de martillo realizada por la Bolsa de Valores de Colombia S.A, la cual generó una utilidad de $24,562.7. De conformidad con el artículo 1° del decreto 2336 de 1995 el ingreso generado por la aplicación de sistemas especiales de valoración que no se haya causado fiscalmente debe llevarse a una reserva, el valor que se constituirá sobre las ganancias no realizadas fiscalmente de Promigas S. A asciende $241,661.7.

No existen restricciones económicas y jurídicas sobre las Inversiones.

La Corporación evaluó y calificó bajo el riesgo crediticio la totalidad de las inversiones en títulos participativos, con excepción de las inversiones efectuadas en títulos clasificados como alta y media bursatilidad por la Superintendencia Financiera. El resultado fue el siguiente:

	Calificación		Provisión por riesgo Crediticio	
	Junio 2007	Diciembre 2006	Junio 2007	Diciembre 2006
Aerocall S.A.	D	D	$3,356.8	$3,356.8
Agrotimbío S.A.	-	E	-	1,318.0
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	A	A	-	-
AV Villas	A	A	-	-
Banco Corfivalle (Panamá) S.A.	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782.3	782.3
Cámra de Compensación de Divisas de Colombia S.A.	A	-	-	-
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Centro Motor S.A.	-	A	-	-
Colmotores S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones LTDA.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	D	D	841.0	841.0
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Enka de Colombia S.A.	C	C	688.7	688.7
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Estudios y desarrollo de infraestructura S.A.	A	-	-	-
Eternit Colombiana S.A.	B	B	-	-
Empresa de Energía de Bogotá	A	-	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Frigoríficos Colombianos S.A.	-	A	-	-
Futbolret.com S.A.	E	E	361.6	361.6
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
General de Inversiones S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	C	C	4,331.7	4,331.7
IBC Solutions	A	A	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	C	C	43.7	45.5
Industrias Lehner S.A.	A	B	-	2,373.6
Ingenio la Cabaña	A	A	-	-
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Lloreda S.A.	E	E	98,751.6	98,751.6

Continúa —►

	Calificación		Provisión por riesgo Crediticio	
	Junio 2007	Diciembre 2006	Junio 2007	Diciembre 2006
Mayagüez S.A.	-	A	-	-
Mavalle S.A.	A	-	-	-
Metrex S.A.	A	B	-	91.0
Organización Pajonales S.A.	A	A	-	-
Proyectos de Energia S.A	A	A	-	-
Petróleos Colombianos Limited	E	E	97.4	111.1
Petróleos Nacionales S.A.	E	E	257.3	257.3
Pizano S.A.	C	C	8,689.8	6,439.3
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	3.8
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	358.1	358.1
Promotora Inmobiliaria La Esperanza S.A.	C	C	2,666.3	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,580.3	2,578.3
Promotora la Alborada S.A.	E	-	316.3	-
Promotora la Enseñanza S.A.	E	-	69.8	
Proyectos de Infraestructura S.A.	A	A	-	-
Proyectos Energéticos del Cauca S.A.	-	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	A	A	-	-
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Valores Cineco S.A.	-	A	-	-
Valores de Occidente S.A.	A	A	-	-
Valores Diaco S.A.	-	A	-	-
Ventas y Servicios	A	A	-	-
			$124,197.6	125,357.1
Provisión				
Provisión riesgo de mercado títulos participativos (1)			8,348.4	518.3
Provisión general de Inversiones			419.6	999.5
			$132,965.6	126,874.9
Provisión títulos mixtos Fibratolima			1,347.3	1,347.3
Provisión títulos de deuda			7,855.3	8,018.5
Total provisiones			**$142,168.2**	**$136,240.7**

(1) La variación corresponde a la constitución de la provisión para futuros riesgos a Proyectos de Energía S.A.

Provisión de Inversiones

	Junio 2007	Diciembre 2006
Saldo inicial	$136,240.7	$110,553.1
Mas:		
Provisión cargada a gastos del ejercicio	11,413.1	32,763.0
	147,653.8	143,316.1
Menos:		
Reintegros de provisión	4,739.8	4,618.2
Utilización en venta de inversiones	-	2,441.1
Ajuste en cambio	13.8	16.1
Por liquidación de la inversión Agrotimbio	732.0	-
Saldo final	$142,168.2	$136,240.7

La siguiente es la maduración de la inversiones:

Portafolio junio 30 de 2007

	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Más de 360 días	Total general
Portafolio consolidado							
Negociables	49,448	11,866	2,861	3,533	23,949	408,491	500,147
Disponibles	-	-	-	-	10,120	433,903	444,022
Al Vencimiento	1,428	202	535	2,227	20,676	49,539	74,608
Total general	50,876	12,068	3,396	5,760	54,745	891,933	1,018,777
Forward compra titulos consolidado							
Derechos	220,495	1,994	804	-	-	-	223,293
Obligacion	-220,965	-1,995	-805	-	-	-	-223,765
Total	-470	-1	-1	-	-	-	-472
Forward venta titulos consolidado							
Derechos	209,453.1	-	-	-	-	-	209,453.1
Obligacion	-207,422.1	-	-	-	-	-	-207,422.1
Total	2,031	-	-	-	-	-	2,031
Forward compra divisas							
Derechos	913,360.0	269,601.1	8,664.3	237,715.4	218,617.8	9,803.1	1,657,761.7
Obligacion	-925,048.4	-278,127.3	-8,631.8	-251,219.5	-223,760.1	-9,825.2	-1,696,612.4
Total	-11,688.4	-8,526.2	32.5	-13,504.2	-5,142.3	-22.1	-38,850.7
Forward venta divisas							
Derechos	1,204,688.5	253,945.2	168,705.4	192,476.8	169,035.4	132.7	1,988,984.1
Obligacion	-1,179,805.3	-222,281.2	-159,622.2	-173,675.2	-154,548.5	-129.4	-1,890,061.8
Total	24,883.1	31,664.0	9,083.3	18,801.6	14,486.9	3.3	98,922

Portafolio diciembre 30 de 2006

	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Más de 360 días	Total general
Portafolio consolidado							
Negociables	107,784	5,706	2,255	11,609	29,752	548,532	705,638
Disponibles	-	-	-	-	-	261,734	261,734
Al vencimiento	17	5,083	-	17,920	4,405	47,671	75,095
Total general	107,801	10,790	2,265	29,499	34,266	857,936	1,042,467
Forward compra titulos consolidado							
Derechos	86,598	126,838	-	-	-	-	213,437
Obligacion	-86,596	-126,932	-	-	-	-	-213,528
Total	2	-94	-	-	-	-	-92
Forward venta titulos consolidado							
Derechos	247,661.5	141,663.1	-	-	-	-	389,324.6
Obligacion	-249,769.9	-142,548.7	-	-	-	-	-392,318.5
Total	-2,108.4	-885.5	-	-	-	-	-2,993.9
Forward compra divisas							
Derechos	1,108,710.9	149,228.1	44,775.8	65,084.8	-	-	1,367,799.6
Obligacion	-1,130,228.0	-152,579.0	-46,625.7	-67,936.5	-	-	-1,397,369.2
Total	-21,517.1	-3,350.8	-1,849.9	-2,851.8	-	-	-29,569.7
Forward venta divisas							
Derechos	903,332.4	233,362.8	103,601.0	267,461.3	250,741.5	749.3	1,759,248.3
Obligacion	-859,212.1	-220,123.6	-98,615.8	-244,079.7	-237,021.7	-727.4	-1,659,780.3
Total	44,120.3	13,239.1	4,985.2	23,381.7	13,719.7	21.9	99,468

(7) Cartera de Créditos

La cartera de crédito correspondía a comercial vigente - otras garantías por valor de $91.3 y $47.388.2 al 30 de junio de 2007 y 31 de diciembre de 2006.

El siguiente es el detalle de la cartera por zona geográfica:

	Junio 2007		Diciembre 2006	
Ciudad	Saldo	% participacion	Saldo	% participación
Bogotá	$91.3	100	$2,648.6	5.6
Cali	-	-	44,419.5	93.7
Medellín	-	-	137.5	0.3
Barranquilla	-	-	182.6	0.4
Total (*)	91.3	-	$47.388.2	-

(*) La disminución de la cartera obedece a la cancelación del crédito de proyectos de energía como se comenta en la Nota 6.

El siguiente es el detalle de la cartera por destino económico:

	Junio 2007		Diciembre 2006	
	Saldo	% Participación	Saldo	% Participación
Fabricación de productos textiles, prendas de vestir, cuero y sus productos	-	-	$137.5	0.29%
Servicios prestados a las Empresas	-	-	44.519.5	93.74%
Comercio al por mayor y al por menor	91.3	100%	1,915.8	4.04%
Servicios de salud, enseñanza, esparcimiento y cultura	-	-	915.4	1.93%
	$91.3	-	$47.388.2	-

Al 30 de junio de 2007 y 31 de diciembre de 2006 la Corporación evaluó el 100% de la cartera de créditos, intereses y otros conceptos. El resultado de la calificación fue el siguiente:

Junio 2007

	Capital	Intereses	Otros conceptos	Total	Garantía	Capital	Provisión intereses y otros	Total provisión
Otras Garantías								
Comercial								
A - Normal	$91.3	1.1	$11,146.8	$11,239.2	-	0.9	527.2	528.1
B - Aceptable	-	-	0.2	0.2	-	-	-	-
C - Apreciable	-	-	1.5	1.5	-	-	1.5	1.5
D - Significativo	-	-	2.5	2.5	-	-	2.5	2.5
E - Irrecuperable	-	-	212.5	212.5	-	-	212.5	212.5
	91.3	1.1	11,363.5	11,455.9	-	-	743.7	744.6
Provisión General	-	-	-	-	-	0.9	-	0.9
	$91.3	1.1	11,363.5	11,455.9	-	1.8	743.7	743.7

Diciembre 2006

	Capital	Intereses	Otros conceptos	Total	Garantía	Capital	Provisión intereses y otros	Total provisión
Otras Garantías								
Comercial								
A - Normal	$47,388.2	19.3	26,961,7	$74,369.2	$169,006	8,833.3	-	8,833.3
B - Aceptable	-	-	5.9	5.9	-	-	-	-
C - Apreciable	-	-	21.5	21.5	-	-	21.5	21.5
D - Significativo	-	-	95.1	95.1	-	-	95.0	95.0
E - Irrecuperable	-	-	588.1	588.1	-	-	588.1	588.1
	47,388.2	19.3	27,672.3	75,079.8	$169,006	8,833.3	704.6	9,537.9
Provisión General	-	-	-	-	-	473.9	-	-
	$47,388.2	19.3	27,672.3	$75,079.8	-	9,307.2	704.6	9,537.9

Provisión para Cartera de Créditos

	Junio 2007	Diciembre 2006
Saldo inicial	$9,307.2	$9,351.7
Mas:		
Provisión cargada a gastos	-	25.5
	9,307.2	9,377.2
Menos:		
Reintegros de provisión llevadas a ingreso comercial	9,305.4	70.0
Saldo final	$1.8	9,307.2
Total Cartera de Creditos	$89.5	$38,081.0

(8) Aceptaciones y Derivativos

	Junio 2007	Dciembre 2006
Derechos operaciones de contado	$190,277.7	106,194.9
Obligaciones operaciones de contado	(190,470.0)	(106,194.3)
Derechos operaciones forward	3,711,660.0	3,585,275.3
Obligaciones operaciones forward	(3,651,210.8)	(3,518,463.1)
Derechos de venta futuros	178,074.4	38,338.8
Obligaciones de venta futuros	(178,074.4)	(38,338.8)
Derechos swaps	1,648.6	3,347.8
Obligaciones swaps	(1,278.8)	(2,923.5)
	$60,626.7	67,237.1

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que conlleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida

	Junio 2007				Diciembre 2006			
	Venta	Variación %	Compra	Variación %	Venta	Variación %	Compra	Variación %
Derechos								
Divisas	1,848,733.5	2.95%	1,619,586.9	1.29%	1,795,682.0	38.34%	1,598,963.4	23.88%
Títulos	245,288.8	-22.40%	161,889.2	-26.55%	316,088.0	15.10%	220,405.3	22.89%
	2,094,022.3		1,781,476.1		2,111,770.0		1,819,368.7	
Obligaciones								
Divisas	1,752,902.1	0.59%	1,655,499.6	31.01%	1,742,636.1	32.21%	1,263,654.5	27.75%
Títulos	244,456.1	-23.06%	162,162.8	-8.88%	317,724.5	15.64%	177,964.2	23.94%
	1,997,358.2		1,817,662.4		2,060,360.6		1,441,618.7	
	Utilidad		**Pérdida**		**Utilidad**		**Pérdida**	
Resultado								
Promedio mensual	21,978.4	10.66%	17,023.3	100.00%	19,862.0	235.16%	19,853.0	100.00%

Los plazos mínimos y máximos oscilaron entre 2 y 365 días durante los ejercicios terminados el 30 de junio de 2006 y 31 de diciembre de 2006.
No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos

(9) Cuentas por Cobrar

Provisión para Cartera de Créditos

	Junio 2007	Diciembre 2006
Intereses		
Cartera de créditos	$1.1	19.3
Otros:		
Fondos Interbancarios vendidos	75.9	4.7
Préstamos a empleados	74.1	29.1
Diversos	195.5	2.216.8
	$346.6	2.269.9
Otras		
Dividendos y participaciones	$10,293.0	5,521.8
Arrendamientos	313.1	353.4
Venta de bienes y servicios	7,462.7	21,099.5
Pagos por cuenta de clientes	183.9	185.5
Anticipos contratos y proveedores	1,822.9	1,777.9
Adelantos al personal	53.5	53.7
Impuesto a las ventas por pagar	2,993.3	2,389.2
Diversos (1)	35.086.2	10.031.7
	$58.208.6	41.412.7

Provisión para Cuentas por Cobrar

Saldo inicial	$1,618.6	1,904.6
Más:		
Provisión cargada a gastos de operación comercial	153.1	824.3
Ajuste contabilización período anterior	495.7	:
	2,267.4	2,728.9
Menos:		
Reintegros de provisión comercial	169.1	614.6
Cuentas por cobrar castigadas comercial	:	495.7
	$2.098.3	1.618.6

(1) Este rubro incluía entre otras:

- A junio 30 de 2007: Cuentas por cobrar por operaciones de recompra por parte de la República de Colombia de Bonos emisión 2009 y 2010 con fecha de cumplimiento julio 5 de 2007 correspondiente a los siguiente clientes: Wachovia Securities $29,305.4, operaciones de la Mesa de dinero con los siguientes clientes: Aseguradora Colseguros S.A. $1,581.7, Standard Bank London N.Y $701.1

- Al diciembre 31 de 2006: Cuentas por cobrar por concepto de cesión derechos de los ingreso de Proyectos de Energía por $4,756, Cuentas por cobrar por operaciones de liquidez Non Delevey con fecha de cumplimiento enero 2 de 2007 correspondiente a los siguiente clientes: Valores Incorporados Holding $2,656.0, Fondo de Pensiones Voluntarias Skandia $901.0 y Citibak $192.6. Cuentas por cobrar por operaciones con C.I. Intercontex a Patrimonios autónomos Carsa S.A. administrado por Fiduciaria Corficolombiana por $212.5.

(10) Bienes Realizables y Bienes recibidos en dación de pago

Bienes Realizables y Bienes recibidos en pago

Descripción	Junio 2007				
	Costo ajustado	Provisión	Valor libros	Porcentaje de cobertura provisión	Tiempo promedio tenencia
Inmuebles	$33,421.3	26,566.2	6,855.1	79.4%	85
Muebles:					
Maquinaria	77.5	77.5	-	100.0%	58
Otros títulos	2,382.9	2,382.9	-	100.0%	27
Subtotal muebles	2,460.4	2,460.4	6,855.1		
Total	$35,881.7	29,026.6	6,855.1		

Descripción	Diciembre 2006				
	Costo ajustado	Provisión	Valor libros	Porcentaje de cobertura provisión	Tiempo promedio tenencia
Inmuebles	$51,349.3	40,007.3	11,342.0	77.9%	83
Muebles :					
Maquinaria	77.5	77.5	-	100.0%	50
Acciones	69.8	69.8	-	100.0%	3
Otros títulos	2,382.9	2,382.9	-	100.0%	39
Subtotal muebles	2,530.2	2,530.2	-		
Total	$53,879.5	42,537.5	11,342.0		

Bienes no utilizados en el objeto social

	Junio de 2007	Diciembre de2006
Terrenos	$596.0	$10.1
Edificios	60.2	400.0
	$656.2	410.1
Depreciación	(58.5)	(163.8)

La Administración considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros. Actualmente la Corporación adelanta las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera. En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

La Corporación tiene avalúos y pólizas de seguros de sus bienes.

Provisión para Bienes recibidos en Pago

	Junio 2007	Diciembre 2006
Saldo inicial	$42,537.5	$63.228.8
Más:		
Provisión cargada a gastos del ejercicio(*)	314.0	1,435.3
	42,851.5	64,664.1
Menos:		
Reintegros de provisión	72.5	-
Utilización venta bienes recibidos en pago	13,752.4	9,769.3
Reclasificación provisión a derechos en fideicomisos de BRDPS	-	12,357.3
	$29,026.6	$42,537.5

(*) En la provisión de bienes recibidos en pago se contabilizó durante el primer semestre de 2007 una provisión adicional de $99,4 correspondiente a la provisión de derechos en fideicomiso de bienes recibidos en pago.

(11) Propiedades y equipo

	Junio 2007	Diciembre 2006
Terrenos	$3,525.7	4,393.2
Edificios	13,965.2	18,289.1
Equipo, muebles y enseres	8,942.1	8,934.6
Equipos de Computo	9,278.9	9,201.9
Vehículos	932.4	905.7
	36.644.3	41,724.5
Depreciaciones		
Edificios	(8,001.3)	(9,612.1)
Equipo, muebles y enseres	(7,826.5)	(7,762.5)
Equipos de computo	(8,878.3)	(8,795.7)
Vehículos	(253.0)	(251.4)
	24,959.1	26,421.7
Menos:		
Provisión	300.0	-
Total propiedades y equipo	$11,385.2	15,302.8
Valorizaciones	19,908.8	17,689.7
	$19,908.8	17,689.7

La depreciación total registrada al gasto durante el primer semestre de 2007 y segundo semestre de 2006 fue de $642.1 y $878.6 respectivamente.

La Corporación ha mantenido medidas necesarias para la conservación y protección de sus activos. Al 30 de junio de 2007 y 31 de diciembre 2006 existían pólizas de seguros para cubrir riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, predios, pérdida o daños a oficinas y vehículos.

La Corporación cuenta con avalúos de sus Bienes Inmuebles y no existen hipotecas o reservas de dominio sobre los bienes, ni han sido cedidos en garantía prendaria.

(12) Otros Activos

Aportes Permanentes

Al 30 de junio de 2007 y 31 de diciembre de 2006 existían aportes permanentes en clubes sociales por $83.2.

Gastos Anticipados y Cargos Diferidos

El movimiento de los gastos anticipados y los cargos diferidos durante los semestres terminados el 30 de junio de 2007 y 31 de diciembre de 2006 es el siguiente:

	Junio 2007	Amortización	Cargos	Diciembre 2006
Gastos anticipados				
Intereses	$0.3	158.1	157.9	$0.5
Seguros	83.4	1,820.4	1,447.8	456.0
Mantenimiento programas para computador	11.5	13.4	19.7	5.2
Comisiones pagadas por productos derivados	-	494.0	-	494.0
Otros	106.3	482.9	436.6	152.6
Cargos diferidos				
Organización y preoperativos	71.1	12.1	-	83.2
Remodelación	362.9	106.7	469.6	-
Estudios y proyectos	27.9	84.0	-	111.9
Programas para computador software	805.9	316.4	290.0	832.3
Útiles y papelería	33.7	77.7	48.6	62.8
Mejoras a propiedades tomadas en arriendo	17.0	17.0	-	34.0
Publicidad y propaganda	585.5	122.3	-	707.8
Impuestos	259.8	123.9	383.7	-
Contribuciones y afiliaciones	-	503.7	503.7	-
Pérdida en valoración de inversiones (*)	82.1	1,238.9	-	1,321.0
Otros	67.7	118.9	2.5	184.1
	$2,515.1	5,690.4	3,760.1	$4,445.4

(*) Derivada de la actualización de márgenes de valoración de acuerdo a la resolución 1227 de julio 14 de 2006. Del monto a diferir de $2,464.1, se amortizó a junio 30 de 2007 y diciembre de 2006 $1,238.9 y $1,143.1 respectivamente.

	Junio 2007	Diciembre 2006
Otros		
Créditos a empleados	$2,597.0	$2,886.2
Otros créditos empleados	2.7	2.7
Depósitos en garantía	25.7	25.7
Depósitos en contratos de futuros	28,369.3	4,643.3
Bienes de arte y cultura	252.9	252.9
Derechos en fideicomiso	57,141.7	58,182.9
Diversos (1)	10,599.2	107.9
	$98,988.5	66,101.6
Derechos en Fideicomisos		
Fideicomiso para desarrollo inmobiliario	$35,912.8	41,771.7
Fideicomiso de administración de cartera (*)	5,195.9	354.5
Fideicomiso bienes realizables y recibido en pago	15,687.4	15,711.1
Fideicomiso de propiedad y equipo	345.6	345.6
	$57,141.7	$58,182.9

(1) Este rubro comprende a junio 30 de 2007: anticipo de renta $3,707.4, retención en la fuente $6,782.6

(*) De acuerdo con la nota 3 "Cesión de activos, pasivos y contratos" de los Estados Financieros al corte de junio de 2006, se cedieron los derechos del Patrimonio B al Banco de Bogotá, en el contrato se estableció que los beneficios o recuperaciones recibidos en exceso del valor nominal del patrimonio, descontados del costo de fondeo y la administración serán para Corficolombiana. Teniendo en cuenta que el Banco de Bogotá recupero el valor nominal de este patrimonio, le cedió a la Corporación los derechos del Patrimonio B, por lo anterior se registró $7,170.8 con contra partida a un ingreso diferido, los cuales se están registrando en la medida que la fiduciaria reciba los pagos.

Calificación Créditos a Empleados

El siguiente es el detalle de la calificación de los Créditos de Empleados y Exempleados:

	Junio 2007				
	Vivienda - Consumo	Intereses	Total	Provisión	Garantías
Calificación Créditos de Empleados					
A- Normal	$2,129.0	11.6	2,140.6	-	3,494.8
	$2,129.0	11.6	2,140.6	-	3,494.8
Calificación Créditos a Exempleados					
A- Normal	$304.8	1.4	306.2	-	652.3
B- Subnormal	3.0	0.1	3.1	-	9.0
E- Irrecuperable	160.2	17.7	177.9	166.5	190.6
	$468.0	19.2	487.2	166.5	851.9

	Diciembre 2006				
	Vivienda - Consumo	Intereses	Total	Provisión	Garantías
Calificación Créditos de Empleados					
A- Normal	$2,357.1	8.3	2,365.4	-	3,403.0
D- Difícil cobro	3.5	-	3.5	-	4.8
	$2,360.6	8.3	2,368.9	-	3,407.8
Calificación Créditos a Exempleados					
A- Normal	$320.4	2.0	322.4	-	542.7
B- Subnormal	29.4	0.6	30.0	-	44.0
C- Deficiente	2.1	-	2.1	-	4.3
D- Difícil cobro	5.6	-	5.6	-	20.0
E- Irrecuperable	168.1	18.1	186.2	157.8	158.4
	$525.6	20.7	546.3	157.8	769.4

Provisión de Activos

	Junio 2007	Diciembre 2006
Saldo inicial	$23,237.5	$11,038.4
Más:		
Provisión cargada a gastos del ejercicio	240.6	47.8
Traslado provisión de bienes recibidos en pago	-	12,357.3
	23,478.1	23,443.5
Menos:		
Reintegros de provisión	548.6	205.3
Utilización en venta derechos fideicomisos bienes recibidos en pago	19.0	0.7
Saldo final	$22,910.5	$23,237.5

(13) Depósitos y Exigibilidades

	Junio 2007	Diciembre 2006
Certificados de depósito a término:		
Emitidos a menos de 6 meses	$140,753.0	186,894.5
Emitidos igual a 6 meses y menos de 12 meses	233,995.5	271,862.5
Emitidos igual o superior a 12 meses	299,699.3	393,762.8
	$674,447.8	852,519.8
Cuentas de ahorro	188.673.4	145,147.8
Depósitos especiales	117.5	148.2
Bancos y corresponsales	3,911.2	2,794.8
Exigibilidades servicios bancarios	353.4	1,392.1
	$867,503.3	1,002,002.9

(14) Fondos Interbancarios Comprados y Pactos de Recompra

	Junio 2007	Diciembre 2006
Compromisos de Recompra de Inversiones	$553,935.4	$504,784.3
Fondos Interbancarios comprados	61,975.0	49,170.0
	$615,910.4	$553,954.3

Las tasas utilizadas en estas operaciones durante el primer semestre de 2007 oscilaron entre el 9.66% y 3.09%; y para el segundo semestre de 2006 oscilaron entre el 7.89% y 3.09%.

(15) Créditos de Bancos y Otras Obligaciones Financieras

Los créditos de bancos y otras obligaciones financieras incluyen saldos con vencimientos a corto plazo, cuyo detalle se presenta a continuación:

	Junio 2007					
	Capital	Intereses	Tasa de interés efectica	Corto plazo	Mediano plazo	Total
Bancos del Exterior						
Dólares	$29,409.1	22.7	LIB+0.25%	29,409.1	-	29,409.1
	$29,409.1	22.7	LIB+0.25%	29,409.1	-	29,409.1

	Diciembre 2006					
	Capital	Intereses	Tasa de interés efectica	Corto plazo	Mediano plazo	Total
Bancos del Exterior						
Dólares	$2,635.3	13.6	5.7%	2,635.3	-	2,635.3
	$2,635.3	13.6	5.7%	2,635.3	-	2,635.3

(16) Cuentas por Pagar

	Junio 2007	Diciembre 2006
Impuestos:		
Impuesto a las ventas por pagar	$705.1	
Renta y complementarios	5,868.0	-
Industria y comercio	44.1	211.1
Timbres	-	4.8
Sobretasas y otros	5,074.9	-
Arrendamientos	658.4	658.3
Contribución sobre transacciones	5.5	4.3
Promitentes compradores (1)	1,374.0	11,343.7
Proveedores	988.8	2,195.2
Retenciones y aportes laborales	2,652.0	1,421.5
Cheques girados y no cobrados	213.9	243.0
Diversas (2)	2,670.8	4,610.3
	$20,255.5	$20,692.2

(1) A Junio 30 de 2007 este rubro correspondía a: Alianza Fiduciaria S.A. $757.7, Instituto Nacional de Concesiones $237.8. A diciembre 31 este rubro correspondía a: Leasing de Occidente $4,092.9, Ingenio la Cabaña $2,397.1, Asesores Financieros, Técnicos $2,000.0, Construcciones Marjal $481.0, Fiduciaria de Occidente $268.5 , Compañía Paez del Cauca $468.0, Alianza Fiduciaria $687.9, otros $948.3.

(2) A Junio30 de 2007 este rubro correspondía principalmente a cuentas por pagar por operaciones mesa de dinero $1,519.4 por operaciones Foward, entre otros y a diciembre 31 de 2006 este rubro correspondía principalmente a cuentas por pagar por operaciones mesa de dinero $2,240.8, al Banco de Bogotá operaciones cesión de activos y pasivos $1,295.0, a Valora $214.7 y Concecol $66.1.

(17) <u>Otros Pasivos</u>

Obligaciones Laborales Consolidadas

	Junio 2007	Diciembre 2006
Cesantías consolidadas	$172.3	$225.3
Intereses sobre cesantías	9.9	0.2
Vacaciones consolidadas	1,028.0	1,107.7
Otras prestaciones sociales	289.2	267.5
	$1,499.4	$1,630.7

Pensiones de Jubilación

El estudio del cálculo actuarial se elabora de acuerdo al Decreto 2783/01, teniendo en cuenta una Tasa Dane del 10,547% y una Tasa de descuento 16,532%.

Hace parte del cálculo actuarial una persona (hombre), el cual es pensionado directo de la Corporación.

El cálculo actuarial se encuentra totalmente amortizado

	Junio 2007	Diciembre 2006
Monto total del cálculo actuarial	$1,192.2	$1,192.2
Valor pensiones causadas durante el semestre	62.7	112.3
Porcentaje de amortización	100%	100%

Ingresos Anticipados

El movimiento de los ingresos anticipados por el semestre terminado al 30 de junio de 2007, es el siguiente:

	Junio 2007	Cargos	Abonos	Diciembre 2006
Comisiones	$424.9	55.0	60.7	$419.2
Otros	96.2	4.532.2	-	4.628.4
	$521.1	4.587.2	60.7	$5.047.6
Otros (abonos diferidos)				
Utilidad en venta de activos	$1,213.7	1,387.4	1,166.5	$1,434.6
Utilidad por ajuste valoración de inversiones (1)	1.7	25.5		27.2
Diferencia en cambio pendiente de realización (2)	-	10,590.5	-	10,590.5
Otros	-	5,470.9	-	5,470.9
Patrimonio autonomo B por amortizar (3)	4.841.5	2.461.9	7.303.4	-
	$6.056.9	19.936.2	8.469.9	$17.523.2

(1 Corresponde al ajuste y actualización de márgenes de valoración de acuerdo a la resolución 1227 de julio de 2006. El monto a diferir es de $50.9, el valor amortizado durante el primer semestre de 2007 fue de $25.5 y el valor amortizado de julio 18 a diciembre 31 de 2006 fue de $23.7.

(2) Corresponde al ingreso por diferencia en cambio generado en los créditos de Proyectos de Energía S.A.

(3) Corresponde a Nota 12 en Derechos en Fideicomisos.

(18) Pasivos Estimados y Provisiones

	Junio 2007	Diciembre 2006
Obligaciones laborales	$1,531.6	$864.3
Impuestos de Renta e ICA	5,475.3	15,655.8
Multas y sanciones litigios, indemnizaciones	643.2	643.2
Multas y sanciones Superfinanciera	82.7	115.7
Diversos (1)	4.437.4	1.798.0
	$12.170.2	$19.077.0

(1) Incluye provisiones para cubrir gastos por servicios públicos y contingencia reclamación bonos pensionales 1998.

(19) Capital Social

Al 30 de junio de 2007 y 31 de diciembre 2006 el capital autorizado era de $1.600, representado en acciones de valor nominal $10 pesos cada una.

	Junio 2007	Diciembre 2006
Número Acciones Preferenciales	10,496,823	9,788,092
Número Acciones Ordinarias	154,884,915	144,209,142
Total acciones suscritas y pagadas	165,381,738	153,997,234

La variación en el número de acciones en circulación corresponde a la distribución de los dividendos en acciones, en la cual se emitieron 10.675.773 acciones ordinarias y 708.731 acciones preferenciales sin derecho a voto, en abril 30 de 2007, según acta de Asamblea General de Accionistas No.064 del 15 de marzo de 2007.

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

(20) Reservas

Legal

De acuerdo con disposiciones legales vigentes en Colombia, todo establecimiento de crédito debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito. La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no repartidas.

También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 30 de junio de 2007 y 30 de diciembre de 2006 la reserva legal era de $574,784.8 y $460,145.8 respectivamente.

Estatutarias y Ocasionales

El siguiente es el detalle de las reservas estatutarias y ocasionales al 30 de junio de 2007 y 31 de diciembre de 2006.

	Junio 2007	Diciembre 2006
Reserva valoración de Inversiones negociables (1)	$380,665.5	$127,130.7
Otras reservas a disposición de la asamblea para futuros repartos	189,577.4	69,672.4
	$570,242.9	$196,975.1

(1) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

(21) Ganancias o Pérdidas no Realizadas en Inversiones

	Junio 2007	Diciembre 2006
Títulos Participativos		
Promigas S.A.	$27,292.3	$36,140.2
Tablemac S.A.	6,660.3	16,785.9
	33,952.6	52,926.1
Títulos de deuda	(19,231.9)	(4,597.3)
	$14,720.7	$48,328.8

(22) Cuentas Contingentes

	Junio 2007	Diciembre 2006
Acreedoras		
Avales	$252.5	$252.5
Garantía bancarias	53,540.1	47,835.7
Cartas de crédito	-	-
Obligaciones en opciones	23,807.9	169,041.3
Por litigios estipulados en moneda legal (*)	46,744.9	47,084.7
Otras contingencias	5,675.3	6,406.1
	$130,020.7	$270,620.3
Deudoras		
Intereses cartera de créditos (**)	-	$30,819.2
Derechos en Opciones	23,796.9	169,030.3
Pérdida fiscal por amortizar	170,047.7	170,047.7
Exceso renta presuntiva líquida ordinaria	165,899.1	165,899.1
Otras contingencias	2,051.4	2,006.2
	$361,795.1	$537,802.5

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la Corporación.

(**) Corresponde a la operación de Proyectos de Energía según Nota 6.

(23) Cuentas de Orden

	Junio 2007	Diciembre 2006
Deudoras		
Bienes y valores entregados en garantía	$642,986.3	$266,162.8
Valorización de bienes recibidos en pago	6,812.9	5,758.1
Remesas y otros efectos enviados al cobro	44,668.5	51,006.3
Cheques negociados impagados	4,788.8	5,462.4
Activos castigados	212,324.9	218,656.8
Ajustes por inflación activos	90,512.2	95,661.1
Distribución capital suscrito y pagado	1,653.8	1,540.0
Cuentas por cobrar dividendos decretados	1,004.9	326.1
Créditos a matriz, filiales y subsidiarias	0	44,419.5
Dividendos derechos en especie por revalorización	4,045.2	1,272.2
Propiedades y equipo totalmente depreciados	15,801.8	13,544.9
Valor fiscal de los activos (*)	3,285,995.1	5,044,724.4
Inversión en títulos garantizados por la nación	123,855.0	490,127.3
Títulos aceptados por los establecimientos de crédito	92,039.5	114,809.1
Títulos garantizados por el Banco de la República	-	757.9
Títulos para mantener hasta el vencimiento	1,115.3	47,456.3
Títulos disponibles para la venta - Deuda	119,684.6	259,023.3
Operaciones reciprocas	245,380.3	166,888.0
Otras	1,813,778.3	242,703.1
	$6,706,447.4	$7,070,299.4
Acreedoras		
Bienes y valores recibidos en custodia	$373.8	$768.9
Bienes y valores recibidos en garantía para futuros créditos	276,413.5	145,007.6
Garantías pendientes de cancelar	59,489.9	92,675.8
Bienes y valores recibidos en garantía-garantías idónea	27,046.6	17,529.0
Cobranzas recibidas	1,465.9	1,673.9
Bienes y valores recibidos - Otras garantías	57.0	169,088.5
Ajustes por inflación patrimonio	316,334.8	319,406.5
Corrección monetaria fiscal	0.6	12,670.5
Capitalización por revalorización del patrimonio	316,334.8	316,334.8
Rendimientos inversiones negociables títulos deuda	34,363.4	97,975.9
Rendimientos por anticipado de inversiones negociables títulos de deuda	1,681.6	1,681.6
Dividendos decretados inversiones negociables	1,375.9	3,576.0
Valor fiscal del patrimonio	1,616,373.8	1,604,911.1
Calificación cartera comercial	11,759.1	72,920.1
Calificación cartera consumo	2,599.7	2,888.9
Operaciones reciprocas	101,331.7	69,654.3
Otras cuentas de orden acreedoras	1,892,053.7	2,413.5
	$4,659,055.8	$2,931,177.0

(*) Corresponde al valor del patrimonio bruto fiscal al 31 de diciembre de 2006 y 2005.

(24) Operaciones con Partes Relacionadas

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

a. Operaciones con Accionistas

	Junio 2007	Diciembre 2006
Disponible		
Banco de Bogotá S. A.	$22,320.5	$72,343.7
Banco de Occidente S. A.	23,864.9	11,125.3
Provisión Disponible		
Banco de Occidente S. A.	-	140.1
Inversiones		
Banco de Bogotá S. A.	-	103.3
Banco de Occidente S. A.	6,889.9	6,853.3
Cuentas por Cobrar		
Banco de Bogotá S. A.	742.4	748.7
Banco de Occidente S. A.	-	8.8
Cuentas por Pagar		
Banco de Bogotá S. A.	13,040.1	20,418.5
Banco de Occidente S. A.	4,655.3	6,808.9
Ingresos Operacionales		
Banco de Bogotá S. A.	734.0	1,012.9
Banco de Occidente S. A.	728.2	1,194.6
Gastos Operacionales		
Banco de Bogotá S. A.	19.6	26.4
Banco de Occidente S. A.	121.7	1,090.8
Cuentas de Orden Deudoras		
Banco de Bogotá S. A.	23,698.7	-
Banco de Occidente S. A.	31,196.7	84.8
Cuentas de Orden Acreedoras		
Banco de Bogotá S. A.	13,775.6	-
Banco de Occidente S. A.	5,564.8	351.0

b. Operaciones con Compañías Vinculadas

	Junio 2007	Diciembre 2006
Inversiones		
Banco Corfivalle S.A. (Panamá)	$11,800.9	$ 13,475.3
Leasing Corficolombiana S.A.	32,158.7	27,552.6
Leasing de Occidente S.A.	78,597.4	-
Casa de Bolsa Corficolombiana S.A.	7,175.8	4,543.7
Valle Bursátiles S.A.	31.2	4.5
Valores de Occidente S.A.	1,571.4	-
Banco Av Villas S.A.	80.6	-
Fiduciaria Corficolombiana S.A.	19,659.0	16,340.7
Fiduciaria de Occidente S.A.	1,483.8	-
Colombiana de Licitaciones y Concesiones Ltda.	20,437.2	20,437.2
Estudios, Proyectos e Inversiones de los Andes S.A.	40,980.3	40,980.3
Frigoríficos Colombianos S.A.	-	3,094.7
General de Inversiones S.A. en liquidación	-	1.9
Hoteles Estelar S.A.	41,883.8	40,924.5
Huevos Oro Ltda.	11,197.4	11,197.4
Lloreda S.A.	131,324.0	131,324.0
Organización Pajonales S.A.	24,757.9	24,757.9
Pizano S.A. en reestructuración	27,591.8	-
Plantaciones Unipalma de los Llanos S.A.	12,665.8	12,665.8
Promotora Inmobiliaria la Esperanza S.A.	5,857.0	5,857.0
Promotora y Comercializadora Turística Santamar S.A.	9,387.6	9,346.5
Proyectos de Energía S.A.	162,489.5	162,489.5
Proyectos de Infraestructura S.A.	68,375.8	89,359.7
Tejidos Sintéticos de Colombia S.A.	15,688.7	15,133.1
Valora S.A.	19,247.9	19,247.9
Provisión Inversiones		
Huevos Oro Ltda.	4,331.7	4,331.7
Lloreda S.A.	98,751.6	98,751.6
Promotora Inmobiliaria la Esperanza S.A.	2,666.3	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	2,874.2	2,836.6
Banco Av Villas S.A.	34.6	-
Cartera de Créditos		
Proyectos de Energía S.A.	-	44,419.6
Provisión Cartera de Créditos		
Proyectos de Energía S.A.	-	8,809.6
Cuentas por Cobrar		
Casa de Bolsa Corficolombiana S.A.	13.6	-
Leasing Corficolombiana S.A.	278.7	4.1
Fiduciaria Corficolombiana S.A.	74.6	-
Fiduciaria de Occidente S.A.	95.4	
Colombiana de Licitaciones y Concesiones Ltda.	124.6	2,061.8
Frigoríficos Colombianos S.A.	-	8.1
Hoteles Estelar S.A.	3,187.7	854.4
Huevos Oro Ltda.	-	3.5
Lloreda S.A.	-	11.6
Organización Pajonales S.A.	-	11.6
Promotora y Comercializadora Turística Santamar S.A.	-	2.8
Plantaciones Unipalma de los Llanos S.A.	765.1	-
Proyectos de Energía S.A.	-	4,756.7
Proyectos de Infraestructura S.A.	-	13.5
Tejidos Sintéticos de Colombia S.A.	566.6	-
Valora S.A.	-	1,798.3

Continúa —►

b. Operaciones con Compañías Vinculadas *(Continuación)*

	Junio 2007	Diciembre 2006
Cargos Diferidos		
Seguros de Alfa S.A.	21.4	-
Daciones en pago		
Lloreda S.A.	-	2,912.1
Provisión Daciones en pago		
Lloreda S.A.	-	2,329.7
Valorizaciones		
Banco Corfivalle S.A. (Panamá)	444.3	1,042.7
Casa de Bolsa Corficolombiana S.A.	144.6	2,511.5
Fiduciaria Corficolombiana S.A.	8,038.1	8,131.7
Leasing Corficolombiana S.A.	16,465.3	19,241.9
Valle Bursátiles S.A.	5.1	5.1
Valores de Occidente S.A.	189.3	-
Fiduciaria de Occidente S.A.	697.0	-
Leasing de Occidente S.A.	11,161.9	-
Colombiana de Licitaciones y Concesiones Ltda.	10,604.4	9.459.9
Estudios, Proyectos e Inversiones de los Andes S.A.	45,631.6	43,447.9
Hoteles Estelar S.A.	63,217.3	65,976.6
Organización Pajonales S.A.	46,222.8	43,609.4
Plantaciones Unipalma de los Llanos S.A.	12,804.9	13,221.8
Proyectos de Energía S.A.	-	27,979.5
Proyectos de Infraestructura S.A.	23,960.2	19,033.7
Tejidos Sintéticos de Colombia S.A.	2,627.9	3,396.4
Valora S.A.	3,185.2	2,607.1
Desvalorizaciones		
Frigoríficos Colombianos S.A.	-	1,052.4
General de Inversiones S.A.	-	0.9
Huevos Oro Ltda.	355.8	351.8
Lloreda S.A.	32,572.4	32,572.4
Promotora Inmobiliaria la Esperanza S. A.	1,972.8	1,950.3
Promotora y Comercializadora Turística Santamar S.A.	2,200.5	1,667.4
Proyectos de Energía S.A.	23,194.1	-
Banco Av villas S.A.	12.3	-
Depósitos y Exigibilidades		
Colombiana de Licitaciones y Concesiones Lda.	2,105.8	8,845.0
Estudios, Proyectos e Inversiones de los Andes S.A.	22,200.9	24,941.4
Leasing Corficolombiana S.A.	1,234.1	914.4
Casa de Bolsa Corficolombiana S.A.	3,391.2	-
Plantaciones Unipalma de los Llanos S.A.	511.3	3,063.4
Valora S.A.	4,170.0	8.5
Estudios, Proyectos e Inversiones de los Andes S.A.	1,746.9	-
Valora S.A.	226.2	-
Tejidos Sintéticos de Colombia S.A.	165.0	-
Proyectos de Infraestructura	1.9	-
Fondos Interbancarios		
Leasing Corficolombiana S.A.	15,315.1	6,862.6
Cuentas por Pagar		
Casa de Bolsa Corficolombiana S.A.	13.6	-
Colombiana de Licitaciones y Concesiones Ltda.	45.2	211.5

Continúa ⟶

b. **Operaciones con Compañías Vinculadas** *(Continuación)*

	Junio 2007	Diciembre 2006
Estudios, Proyectos e Inversiones de los Andes S.A.	593.2	559.6
Fiduciaria Corficolombiana S.A.	4.9	-
Leasing Corficolombiana S.A.	4.9	4.0
A Toda Hora S.A.	0.9	
Banco Popular S.A.	1,917.4	
Leasing de Occidente S.A.	17.0	
Fiduciaria Bogotá S.A.	5.0	
Seguros de Vida Alfa S.A.	5.5	
Hoteles Estelar S.A.	7.1	-
Plantaciones Unipalma de los Llanos S.A.	11.8	37.2
Valora S.A.	-	191.4
Ingresos Operacionales		
Banco Corfivalle S.A. (Panamá)	1,139.2	-
Casa de Bolsa Corficolombiana S.A.	2,737.0	492.7
Leasing Corficolombiana S.A.	6,876.9	5,742.6
Leasing de Occidente S.A.	8,289.7	-
Fiduciaria Corficolombiana S.A.	3,669.0	3,064.0
Fiduciaria de Occidente S.A.	286.2	-
Valores de Occidente S.A.	136.0	-
Almacenes generales de depósitos Almaviva	1.0	
Colombiana de Licitaciones y Concesiones Ltda.	746.8	84.6
Estudios, Proyectos e Inversiones de los Andes S.A.	10,622.1	21,234.3
Frigoríficos Colombianos S.A.	-	7.7
Hoteles Estelar S.A.	5,209.5	5.1
Huevos Oro Ltda.	-	31.1
Lloreda S.A.	-	11.0
Organización Pajonales S.A.	6,196.8	11.0
Plantaciones Unipalma de los Llanos S.A.	1,020.2	31.2
Promotora y Comercializadora Turística Santamar S.A.	35.3	21.3
Proyectos de Energía S.A.	38,511.0	12,091.7
Proyectos de Infraestructura S.A.	10,058.5	9,059.5
Tejidos Sintéticos de Colombia S.A.	1,216.8	36.2
Valora S.A.	-	11.0
Ingresos No Operacionales		
Banco Corfivalle S. A. (Panamá)	25.4	23.8
Casa de Bolsa Corficolombiana S.A.	17.3	12.0
Fiduciaria Corficolombiana S.A.	89.1	109.5
Leasing Corficolombiana S.A.	-	62.1
Banco Av Villas S.A.	1.7	-
Colombiana de Licitaciones y Concesiones Ltda.	23.3	22.3
Hoteles Estelar S.A.	-	2.1
Lloreda S.A.	-	6.5
Plantaciones Unipalma de los Llanos S.A.	-	0.2
Promotora y Comercializadora Turística Santamar S.A.	-	0.1
Proyectos de Infraestructura S.A.	12.6	19.2
Tejidos Sintéticos de Colombia S.A.	-	2.3
Valora S.A.	-	1,562.5
Gastos Operacionales		
Banco Corfivalle S. A. (Panamá)	-	16.1
Casa de Bolsa Corficolombiana S.A.	446.5	267.9
Fiduciaria Corficolombiana S.A.	9.7	6.7
Leasing Corficolombiana S.A.	666.9	515.8
A Toda Hora S.A.	11.6	-

Continúa —►

b. Operaciones con Compañías Vinculadas *(Continuación)*

	Junio 2007	Diciembre 2006
Leasing de Occidente S.A.	162.3	-
Fiduciaria Bogotá S.A.	4.3	-
Seguros Alfa S.A.	40.0	-
Colombiana de Licitaciones y Concesiones Ltda.	26.3	302.9
Estudios, Proyectos e Inversiones de los Andes S.A.	899.3	968.2
Hoteles Estelar S. A.	-	82.8
Huevos Oro Ltda.	-	2,288.6
Pizano S.A. en reestructuración	8.2	
Plantaciones Unipalma de los Llanos S.A.	43.2	113.7
Promotora y Comercializadora Turística Santamar S.A.	-	10.9
Proyectos de Energía S.A.	-	3.3
Proyectos de Infraestructura S.A.	-	0.3
Valora S.A.	-	1.7
Gastos No Operacionales		
Fiduciaria Corficolombiana S.A.	-	5.7
Tejidos Sintéticos de Colombia S.A.	-	0.2
Cuentas Contingentes		
Proyectos de Energía S.A.	-	30,819.2
Cuentas de Orden Deudoras		
Banco Corfivalle S.A. (Panamá)	-	1,052.1
Casa de Bolsa Corficolombiana S.A.	-	1,036.3
Colombiana de Licitaciones y Concesiones Ltda.	1,441.1	30,021.0
Estudios, Proyectos e Inversiones de los Andes S.A	12,884.1	2,281.7
Fiduciaria Corficolombiana S.A.	-	7,883.2
Frigoríficos Colombianos S.A.	-	2,458.4
Hoteles Estelar S.A.	19,688.9	17,876.7
Huevos Oro Ltda.	523.2	523.2
Leasing Corficolombiana S.A.	13,386.7	13,386.7
Lloreda S.A.	19,049.3	19,416.5
Organización Pajonales S.A.	0	6,196.8
Plantaciones Unipalma de los Llanos S.A.	1,889.1	868.9
Promotora Inmobiliaria la Esperanza S.A.	1,906.9	1,906.9
Promotora y Comercializadora Turística Santamar S.A.	80.8	-
Proyectos de Energía S.A.	2,678.5	47,098.0
Proyectos de Infraestructura S.A.	12,355.6	22,497.0
Tejidos Sintéticos de Colombia S.A.	3,205.0	2,430.4
Valle Bursátiles S.A.	3.4	3.4
Valora S.A.	3,813.5	3,813.5
Cuentas de Orden Acreedoras		
Fiduciaria Corficolombiana S.A.	-	114.6
Huevos Oro Ltda.	1,212.8	1,212.8
Leasing Corficolombiana S.A.	-	34.9
Promotora y Comercializadora Turística Santamar S.A.	13.2	21.0
Proyectos de Energía S.A.	169,006.1	169,006.1

c. Operaciones Celebradas con Miembros de la Junta Directiva y Representantes Legales

	Junio 2007		
	Accionistas	Junta Directiva	Representantes Legales
Activos	$7,639.8	$-	$63.7
Pasivos	17,847.4	222.6	41.4
Ingresos	1,352.4	-	9.7
Gastos	819.1	50.4	49.2

	Diciembre 2006		
	Accionistas	Junta Directiva	Representantes Legales
Activos	$7,566.2	$-	$114.4
Pasivos	10,106.7	350.5	101.2
Ingresos	2,133.7	-	6.5
Gastos	1,617.5	91.6	27.5

d. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a junio 30 de 2007 $57,633.1

% participación	Nit	Accionista	Tipo	Operación	Derechos	Obligaciones
0.02%	800,159,085	Fondo de Cesantías Santander	Forward	Venta	52,736.0	52,936.0
			Forward	Compra	58,818.3	58,835.0
					111,554.3	111,771.0
2.93%	800,224,808	Fondo de Pensiones Obligatorias Porvenir	Forward	Venta	109,005.3	90,968.9
2.25%	800,224,827	Fondo de Pensiones Obligatorias Santander	Forward	Compra	115,676.0	123,743.8
	800,224,827	Fondo de Pensiones Obligatorias Santander	Forward	Venta	117,435.4	117,636.6
					233,111.4	241,380.4
3.14%	800,227,940	Fondo de Pensiones Obligatorias Colfondos	Forward	Compra	147,045.7	151,968.9
1.54%	800,231,967	Fondo de Pensiones Horizonte	Forward	Compra	88,227.4	97,401.2
0.00%	860,007,660	Banco de Credito	Forward	Compra	66,660.7	69,672.5
0.00%	800,192,773	Subfondo Bear Stearns & Co. Omnibus	Forward	Venta	78,383.6	79,992.9

e. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a a diciembre 31 de 2006 $34,858

% participación	Nit	Accionista	Tipo	Operación	Derechos	Obligaciones
1.32%	800,170,043	Fondo de Cesantias Porvenir	Forward Non delivery	Compra	80,596.4	80,986.5
					80,596.4	80,986.5
2.00%	800,189,529	Fondo de Cesantias Horizonte	Forward	Venta	3,359.8	3,283.8
	800,189,529	Fondo de Cesantias Horizonte	Forward Non delivery	Compra	13,432.7	14,654.9
	800,189,529	Fondo de Cesantias Horizonte	Forward Non delivery	Venta	43,001.0	42,089.3
					59,793.6	60,028.0
3.37%	800,224,808	Fondo de Pensiones Obligatorias Porvenir	Forward Non delivery	Venta	95,393.7	89,551.6
3.65%	800,224,827	Fondo de Pensiones Obligatorias Santander	Forward Non delivery	Compra	244,699.7	251,903.7
3.75%	800,227,940	Fondo de Pensiones Obligatorias Colfondos	Forward Non delivery	Compra	33,581.9	34,961.9
8.61%	800,229,739	Fondo de Pensiones Obligatorias Proteccion	Forward	Compra	32,354.1	32,338.2
	800,229,739	Fondo de Pensiones Obligatorias Proteccion	Forward Non delivery	Compra	100,745.6	102,869.3
	800,229,739	Fondo de Pensiones Obligatorias Proteccion	Forward Non delivery	Venta	4,509.3	4,477.6
					137,609.0	139,685.1
2.40%	800,231,967	Fondo de Pensiones Obligatorias Horizonte	Forward	Venta	20,255.4	19,797.1
	800,231,967	Fondo de Pensiones Obligatorias Horizonte	Forward Non delivery	Compra	116,417.1	124,139.3
	800,231,967	Fondo de Pensiones Obligatorias Horizonte	Forward Non delivery	Venta	73,669.4	68,283.1
	800,231,967	Fondo de Pensiones Obligatorias Horizonte	Forward	Venta	60,808.1	60,478.2
					271,150.0	272,697.7
0.00%	830,038,885	Valorem S.A.	Forward Non delivery	Compra	62,686.1	63,439.6

(25) Ingresos Operacionales

El siguiente es el detalle de los ingresos operacionales otros:

	Junio 2007	Diciembre 2006
Dividendos y participaciones		
Epiandes S.A.	$10,602.4	$21,211.0
Promigás S.A.	10,269.3	14,629.7
Proyectos de Infraestructura S.A	10,057.7	8,909.4
Leasing Corficololombiana S.A.	6,141.6	5,742.2
Leasing de Occidente S.A.	6,378.3	5,351.7
Sociedad de Inversiones en Energía	880.4	2,175.4
Concecol Ltda.	651.1	-
Casa de Bolsa Corficolombiana S.A.	2,632.1	492.6
Fiduciaria Corficolombiana S.A.	3,318.4	3,064.0
Concesionaria Tibitoc S.A	1,104.9	450.4
Banco Corfivalle Panamá	1,139.2	-
Hoteles estelar	5,209.5	-
Unipalma	1,020.2	-
Tesicol	1,216.8	-
Gas Natural	1,576.0	-
Estudios y Desarrollos de infraestructura	5,125.1	-
Colombina S.A.	1,372.7	-
Otros	3,180.8	273.2
	71,876.5	62,298.9
Recuperaciones Operacionales		
Reintegro Provisión cuentas por cobrar	169.2	614.6
Reintegros provisión cartera de créditos	9,305.4	69.9
Ingresos diversos (1)	1,415.2	17,588.2
	$10,889.8	$18,272.7

(1) Este rubro incluye para diciembre de 2006 los ingresos por Proyectos de Energía S.A. recibidos de la Empresa de Energía de Bogotá y la Subestación de Betania por $12,091.7.

(26) Gastos Operacionales - Otros

	Junio 2007	Diciembre 2006
Honorarios	$1,843.9	$847.5
Impuestos (1)	10,199.6	3,192.7
Arrendamientos	1,284.6	1,043.8
Contribuciones y afiliaciones	822.7	1,641.2
Seguros	2,022.6	3,045.7
Mantenimiento y reparaciones	823.9	679.2
Adecuación e instalación de oficinas	121.9	108.8
Diversos		
Servicios de aseo y vigilancia	355.1	362.4
Servicios temporales	295.1	374.0
Publicidad y propaganda	865.7	1,660.3
Relaciones públicas	87.3	92.6
Servicios públicos	611.0	741.1
Gastos de viaje	205.9	367.3
Transporte	625.0	638.3
Útiles y papelería	213.5	251.9
Donaciones	1.2	6.9
Suscripciones y avisos	537.7	361.1
Portes de correo	44.2	47.2
Administración edificios	308.7	385.5
Cafetería	47.9	32.6
Gastos legales	141.6	63.7
Microfilmación y empaste	94.5	52.7
IVA deducible prorrateo	582.5	490.4
Servicio de Conexión	128.3	247.2
Misceláneos	1,157.2	663.5
	$23,421.6	$17,397.6

(1) El monto correspondiente a lo estipulado en la Nota 3 del impuesto al patrimonio.

(27) Otras Provisiones

	Junio 2007	Diciembre 2006
Derechos en fideicomisos-Bienes recibidos en pago	$-	$1,475.3
Bienes recibidos en pago	413.4	-
Otros activos	138.6	150.2
	$552.0	$1,625.5

(28) Ingresos no Operacionales

	Junio 2007	Diciembre 2006
Utilidad en venta de:		
Bienes recibidos en pago	$ 15,942.5	$4,947.5
Propiedades y equipo	4,404.2	2,483.3
Arrendamientos	241.0	251.9
Recuperaciones:		
Bienes castigados	1,293.7	4,968.2
Reintegros provisión:		
Inversiones	4,739.8	4,618.2
Reintegro Bienes realizables y recibidos	72.5	-
Otras provisiones	103.7	18.1
Otras recuperaciones	2,840.2	5,778.4
Otros Activos	548.6	205.3
Diversos		
Ingresos bienes recibidos en pago	86.1	97.0
Otros (1)	5,409.5	320.5
	$35,681.7	$23,688.4

(1) Este rubro comprende ingresos de derechos en fideicomiso por $4,529.2

(29) Impuesto Sobre la Renta

La siguiente es la conciliación entre la utilidad contable y la renta gravable estimada

	Junio 2007	Diciembre 2006
Utilidad- pérdida antes de impuesto a la renta	$110,303.1	$570,823.9
Más (menos) partidas que aumentan (disminuyen) la utilidad fiscal:		
Dividendos no causados contablemente	6,450.4	245.9
Ingreso valoración de inversiones renta variable	4,528.6	(515,263.6)
Provisiones no deducibles que constituyen diferencia temporal	11,851.7	33,620.6
Mayor ingreso cuenta corrección monetaria fiscal	-	73.2
Impuestos no deducibles (GMF), impuesto patrimonio	8,967.6	2,734.8
Impuesto industria y comercio y otros	465.2	71.1
Gastos de otras vigencias y otros gastos no deducibles	842.9	(247.0)
Pérdida en venta de inmuebles y acciones	794.4	77.9
Gastos imputables ingresos no gravados	120.0	3,111.2
Ingresos diferidos declarados años anteriores	(6,989.9)	(5,467.1)
Dividendos y participaciones no gravables	(69,313.0)	(57,209.3)
Diferencia por valoración de inversiones negociables renta fija	16,572.6	(15,870.2)
Reintegro provisiones no deducidas en años anteriores	(5,865.1)	(17,032.4)
Ingresos no gravados venta acciones e intereses no gravados	(1,331.3)	(26,577.8)
Renta ordinaria estimada a compensar	77,397.2	(26,908.8)
Compensación créditos fiscales	(77,397.2)	(26,908.8)
Renta presuntiva aplicable	$27,265.0	64,860.8
Base gravable	$27,265.0	64,860.8
Impuesto de renta (34%)	9,270.1	22,701.3
Sobretasa Ley 788 / 02 (10%)	-	2,270.1
Total Impuesto de Renta estimado año	9,270.1	24,971.4
Impuesto de Renta Requerido a junio	4,670.7	12,550.0
Exceso o (defecto) de provisión	369.3	(4.0)
Total gasto impuesto de renta	$5,040.0	$12,546.0

Las declaraciones por impuesto de renta de los años 2005 y 2006 están abiertas a revisión por parte de la DIAN.

Al 30 de junio de 2007, la Corporación tiene una pérdida fiscal ajustada por inflación, pendiente de amortizar por valor de $170,047.7 y un exceso de renta presuntiva sobre ordinaria de $165,899.1. Las normas fiscales establecen que las pérdidas fiscales registradas hasta el 2002, se podrán amortizar con las rentas obtenidas durante los cinco (5) años siguientes a su ocurrencia, las pérdidas generadas a partir de 2003 se podrán compensar dentro de los 8 años siguientes limitadas anualmente a un 25%, y los excesos de renta presuntiva se podrán amortizar en 5 años.

Cuentas de Orden Fiscales

El detalle de la cuenta corrección monetaria fiscal es el siguiente:

	Junio 2007	Diciembre 2006
Ingreso fiscal por ajuste a los activos fijos	$-	$452.9
Ingreso fiscal por ajuste a las inversiones en acciones	-	27,791.[illegible]
Ingreso Fiscal por ajuste bienes recibidos en pago	-	1,344.[illegible]
Ingreso fiscal por ajuste a los otros activos	-	709.[illegible]
Ajuste al patrimonio contable sobre el fiscal	-	(30,224.9)
Ingreso por corrección monetaria fiscal	$-	$73.[illegible]

La Ley 1111 de 2006 eliminó los Ajustes por inflación para efectos Fiscales.

(30) Relación Activos Ponderados por Nivel de Riesgo - Patrimonio Técnico

El patrimonio técnico no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 30 de junio de 2007 y 31 de diciembre de 2006 la relación lograda por la Corporación fue de cuarenta y ocho punto sesenta y cuatro por ciento (48.64%) y veinticuatro punto treinta y dos por ciento.
(24.32%), respectivamente.

(31) Gestión de Activos y Pasivos

De acuerdo con la resolución 001 del 2 de enero de 1996 y la circular Externa 024 de marzo de 1996, de la Superintendencia Financiera, en las cuales se definen los criterios y procedimientos mediante los cuales los establecimientos de crédito deben identificar, medir, evaluar y controlar su exposición a los riesgos de liquidez, tasa de interés y tasa de cambio, se presenta el estudio sobre los niveles de exposición de la Corporación.

A continuación se presentan las principales cuentas que afectan el GAP de liquidez de la Corporación en una maduración correspondiente a 12 meses.

	Junio 2007	Diciembre 2006
Disponible	$94,953	$136,202
Fondos Interbancarios	142,313	177,850
Inversiones Negociables	668,959	818,226
Inversiones No Negociables	430,450	261,971
Cartera De Cr. Comercial	98	3,124
Cuentas por Cobrar	42,664	12,892
Aceptaciones Activas	58,867	29,579
Otros Activos	6,040	10,367
Total Posiciones Activas	$1,444,344	$1,470,211
Cdt's	372,635	494,831
Depósitos de Ahorro	151,979	131,733
Otros	8,361	4,335
Fondos Interbancarios	547,760	555,831
Créditos de Bancos	29,964	2,766
Cuentas por Pagar	45,847	57,022
Otros Pasivos	2,245	2,192
Pasivos Estimados y Provisiones	573	23,243
Total Posiciones Pasivas	$1,159,364	$1,271,953

La Corporación de acuerdo a la regulación vigente calcula el riesgo de mercado con base en el modelo estándar establecido por la Superintendencia Financiera en la circular externa 009 de 2007 (Capitulo XXI Circular Básica Contable y Financiera).

Debido a que esta metodología entró en vigencia el primero de abril de 2007, se presenta a continuación los resultados de esta nueva metodología con corte a Junio 30 de 2007 y a corte de Diciembre 30 de 2006 los resultados según circular externa 031 de 2004.

Metodología según circular externa 031 de 2004	**Diciembre 2006**
Factores de Riesgo	
1- DTF	$291
2- Tasa de repos	-256
3- Tasa Interbancaria	-11
4- Tasa Real	1,621
5- Libor	-
7- Money Market USD	1,057
8- Tasa de TES	8,356
9- UVR	8,186
10- TRM	-575
11- Euro	8
12- Yen	163
13- IBC	107,014
14- FCO	4,702
15- DJIA	-
VeR Correlacionado	$130,556

Metodología según circular externa 009 de 2007	**Junio 2007**
Riesgo por Módulos	
1- Tasa de Interés	$41,359
2- Tasa de Cambio	2,223
3- Precio de Acciones	5,607
4- Carteras Colectivas	1,889
VeR Agregado	$51,078

(32) Gobierno Corporativo (No auditado)

La Corporación Financiera Colombiana S.A., conservando su política de tener permanentemente actualizada la normatividad de buen gobierno corporativo, en aplicación de la Resolución 275 de 2001 expedida por la Superintendencia Financiera, tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

Junta Directiva y Alta Gerencia: La Alta Gerencia y la Junta Directiva determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

Políticas y División de Funciones: Las politicas de gestión de riesgo son aprobadas por la Junta Directiva y están acorde con las diferentes líneas de negocio de la Corporación. Cuenta con elementos específicos por cada tipo de riesgo(crédito,mercado,líquidez y operacional) y se les hace seguimiento riguroso en su cumplimiento por parte de la Gerencia de Riesgo, área que encuentra bajo la Viciepresidentencia Ejecutiva.

Reportes a la Junta Directiva: La Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción detallada de las operaciones realizadas por la mesa de dinero los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el departamento de riesgo e informados diariamente a la Alta Gerencia de la Corporación.

Infraestructura Tecnológica: La Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

Metodología para la Medición de Riesgo: La Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (productos de mesa de dinero, banca de inversión, gestión de activos, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombiana, la obtención de una rentabilidad satisfactoria para sus accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

Identificación de riesgo: Se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

Medicion de los riesgos: Se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

Asignación de límites: Se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o contraparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

Medicion y control de limites: Se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

Generación de informes: Se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

Estructura Organizacional: La Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo de Tesorería, la Gerencia de Riesgo de Crédito SARC y Operacional y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.

En la estructura de la Corporación, existe independencia entre las áreas de negociación, control de riesgo y contabilización de operaciones. Cada una de estas labores está asignada a diferentes áreas funcionales las que a su vez reportan a diferentes vicepresidencias de la Corporación como sigue:

Responsabilidad	Area	Reporta a:
Negociación	Vicepresidencia Tesorería	Presidencia
	Vicepresidencia Comercial	Presidencia
	Vicepresidencia Banca de Inversión	Presidencia
	Vicepresidencia Portafolios de Inversión	Presidencia
	Vicepresidencia Inversiones	Presidencia
Control	Gerencia Riesgo	Vicepresidencia Ejecutiva
	Gerencia Riesgo Crediticio	Vicepresidencia Ejecutiva
Contabilización	Gerencia Operaciones de Tesorería	Vicepresidencia Operaciones
	Gerencia Operaciones de Apoyo	Vicepresidencia Operaciones

Recurso Humano: La Corporación cuenta con personal altamente calificado con amplia experiencia profesional. De la misma manera, se capacita al personal para que los funcionarios desarrollen nuevas habilidades y amplíen sus conocimientos en las diferentes actividades que se desarrollen en la Corporación.

Verificación de Operaciones: La Corporación cuenta con sistemas transaccionales que registran las operaciones activas y pasivas diariamente garantizando la oportunidad y precisión de la información contable para evitar errores que puedan alterar los resultados de la entidad.

Así mismo, en las operaciones de tesorería, la Corporación cuenta con mecanismos de verificación de las negociaciones realizadas como la grabación de las llamadas telefónicas y comunicaciones escritas de confirmación de las operaciones. Así la Corporación cuenta con mecanismos de seguridad que le permiten constatar, cuando sea del caso, las condiciones pactadas y comprobar que las operaciones realizadas son adecuadas.

De otra parte, se cuenta con sistemas de alto grado de seguridad, para recibir y trasladar los fondos con el fin de dar cumplimiento a las operaciones como son el Sebra del Banco de la República, Cenit, ACH, Swift y Deceval.

Auditoría: La Revisoría Fiscal y la Contraloría de la Corporación, se han mantenido informados de las operaciones que la Corporación realizó durante el primer semestre del año 2007 y en sus visitas y verificaciones han efectuado recomendaciones las cuales han sido discutidas con la administración y aplicadas en los casos que corresponde.

(33) <u>Revelación de Riesgos</u>

Evaluación

El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

1. <u>Posición Portafolio Pesos</u>

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

Límites del portafolio de inversiones disponible para la venta: Se limita el valor nominal de la posición en títulos de deuda pública, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Límites del portafolio de Inversiones hasta el vencimiento: Se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

2. Posición Portafolio Dólares

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda pública (TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

Límites posición en divisas: Se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

3. Límites de Pérdidas

PyG diario: es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

VeR (valor en riesgo): Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

MAT (management action trigger): Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR
Límite: MAT = VeR

Análisis de sensibilidad (stress test): se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

RIESGO DE LIQUIDEZ

Para el riesgo de liquidez se utiliza como herramientas el GAP de liquidez de acuerdo con la Circular Externa 042 de septiembre 27 de 2001 y semanalmente en el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación en la semana en curso y en las siguientes.

Por otra parte se continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

RIESGO DE CRÉDITO

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con

el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Los cupos se aprueban con vigencias de un año y revisiones semestrales. Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología de "Scoring" en la Gerencia de Riesgo.

1. <u>Categorías de Riesgo de Contraparte</u>

Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

Categoría 1

Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

Categoría 2

Exposición crediticia en productos derivados renta fija y divisas.

Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

Plazo Remanente	Renta Fija	Tipo de Cambio
Hasta 3 meses	5.2%	10.6%
De 3 a 6 meses	7.4%	15.0%
Mayor a 6 meses	10.8%	21.2%

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

Categoría 3

Riesgo spot
Ejemplos: Compra - venta títulos, y divisas free delivery.
Riesgo over night.

Categoría 4

Categoría DVP o compensada
Riesgo de mercado "intraday"

Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar.

RIESGO OPERACIONAL

Se relaciona a continuación los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2007:

- Se aplicó metodología para la identificación, medición, control y monitoreo de riesgos operacionales en todos los procesos de la compañía: misionales, estratégicos y de apoyo. A corte junio 30 se cumplieron los pasos de identificación y medición de riesgos.

- Se continuó programa de capacitación institucional de manera presencial. A junio 30 fueron capacitados el 95% del personal. Adicionalmente la Corporación se encuentra desarrollando proyecto de capacitación virtual con la firma COGNOS ON LINE la cual se integrará al programa de inducción institucional.

- Se terminó construcción de Base de Datos de Riesgo Operacional. Con la ayuda del área de Tecnología se desarrollo aplicación en ambiente WEB. Esta aplicación permitirá la captura, seguimiento y consulta de los eventos de riesgo operacional que se presenten en la institución.

- Se presentó a Junta Directiva el manual de políticas de riesgo operacional el cual fue aprobado.

- Con relación al Plan de Continuidad de Negocio, la Corporación contrato los servicios de DELIMA MARSH para construir Plan de Continuidad de Negocio (BCP) el cual tiene alcance al Plan de Recuperación de Desastres (DRP). El proyecto se encuentra en la etapa de cierre del Análisis de Impacto al Negocio.

Complemento al plan, la Corporación programó y ejecutó plan de pruebas de las siguientes contingencias:

Contingencia AS/400
Contingencia PORFIN
Contingencia Aplicativos SQL Server - Cali
Contingencia Aplicativos SQL Server - Bogotá
Contingencia Comunicaciones Mesa de Dinero

ADMINISTRACIÓN

Junta Directiva: La junta directiva es la instancia responsable de la aprobación de las políticas para las operaciones de tesorería; ésta garantiza la adecuada organización, monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

La junta directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

Comité de ALCO: Las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

Vicepresidencia de Riesgo: El Vicepresidente de Riesgo, reporta a la Presidencia y sus principales funciones son las de establecer y recomendar a la junta directiva las políticas, objetivos, límites y procedimientos para la admi-

nistración de riesgo. Controlar el cumplimiento de los cupos de portafolio, emisor y contraparte establecidos por la junta directiva y realizar seguimiento a las entidades financieras. Presentar semestralmente a la junta directiva los cupos de las entidades del sector financiero, para revisión y aprobación de los cupos asignados.

Gerente de Riesgo: El Gerente de Riesgo reporta a la Vicepresidencia de Riesgo y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un Director de Riesgo Operacional y un analista, que se encargan de desarrollar el SARO al interior de la Corporación y filiales financieras.

Igualmente, existe un coordinador de riesgo y 3 analistas especializados en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica

Finalmente, existe un analista técnico de riesgo que da soporte en la elaboración de modelos de medición de cualquier tipo de riesgo.

MEDICIÓN

Durante el primer semestre de 2007 la tesorería de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $3,942,0. La relación ingreso/riesgo tomando el VeR promedio de 2007 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

El VeR regulatorio cerró en $51.079 millones y el VeR por modulo de riesgo se presenta a continuación:

Valor en riego por módulos	VeR
Tasa de interés	41,359
Tasa de cambio	2,223
Precio de acciones	5,608
Carteras colectivas	1,889
Valor riesgo total	**51,079**

La Corporación define la posición en cada activo financiero como el inventario del portafolio los compromisos de compra - los compromisos de venta.

1. **Posición Portafolio Pesos**

Portafolio de inversiones negociables: La posición al cierre de junio 30 de 2007 fue de $443,868.0 .

Portafolio de inversiones disponible para la venta: Al cierre de junio 30 de 2007 esta posición es de $444,022.0 .

Portafolio de Inversiones hasta el vencimiento: A junio 30 de 2007 la posición fue de $74,608.0

2. **Posición Portafolio Dólares**

Portafolio de inversiones negociables: Al cierre de junio 30 de 2007 la posición es de $72,149 .0

Posición en divisas: Al cierre de junio de 2007 la posición de riesgo en TRM equivale a US$-6,197,218.

3. **Límites de Pérdidas**

PyG diario: El PyG 30 días al cierre de junio de 2007 presenta una utilidad excluyendo gastos operacionales aproximada de $13,412.0

VeR (valor en riesgo): El VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de junio de 2007 equivale a $-2,202 aproximadamente frente al límite establecido por Junta Directiva de $-7,101.0

MAT (management action trigger): Al cierre de junio de 2007 el MAT asciende a $-3,116, aproximadamente frente al límite determinado por Junta Directiva que asciende a $-7,101 .0.
Análisis de sensibilidad (stress test):

Valores Máximos, Mínimos y Promedio.

El portafolio de la tesorería durante el primer semestre de 2007 tuvo el siguiente comportamiento:

	Máximo	Mínimo	Promedio
Inversión Negociable (1304 + 1331)	794,329	333,855	552,515
Inversión para mantener hasta el vencimiento (1308 + 1333)	138,806	18,445	77,209
Inversión disponible para la venta (1313 +1335)	602,677	226,326	405.749
FWD de compra de títulos	-482	-265	-274
FWD de venta de títulos	1,293	-1,067	833
FWD de compra de USD	-13,510	-42,097	-35 913
FWD de venta de USD	171,508	84,655	95 831

RIESGO DE LIQUIDEZ

Al cierre de junio de 2007, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador MCO que define el estado de liquidez de la entidad para el plazo de 7 días cuyo límite normal mínimo es $50,000 MM de superávit presentaba al finalizar del primer semestre de 2007 un valor de $443,860.

RIESGO DE CRÉDITO

Durante el primer semestre de 2007, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

CONTROL

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

Front Office: Area encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

Middle Office: Area encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

Back Office: Area encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

(34) <u>Controles de Ley</u>

Al 30 de junio de 2007 y 31 de diciembre de 2006 la Corporación cumplió con cada una de sus obligaciones

y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

(35) Riesgo Lavado de Activos

El Sistema Integral de Prevención de Lavado de Activos y Financiación de Terrorismo de la Corporación está basado en la evaluación de los riesgos inherentes para los productos, mercados objetivos y operaciones de todas las dependencias de la entidad.

En el entendido de ser el riesgo de lavado de activos y de la financiación del terrorismo la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la Corporación si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad, la Junta Directiva ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Estos incorporan el conocimiento de los clientes y mercados, el monitoreo de señales de alerta y la colaboración con las autoridades.

Para ello, en primera instancia la Junta Directiva conoce, examina y aprueba cada año el plan de actividades que elabora el Oficial de Cumplimiento con base en la evaluación de los riesgos. El análisis se apoya en matrices que se usan para determinar los factores y situaciones generadoras de los riesgos de lavado de activos y financiación de terrorismo, así como para identificar los negocios, las dependencias y las oficinas mayormente expuestas, con el fin de fortalecer los controles.

En efecto, previo a la elaboración del Plan Anual de Cumplimiento, se lleva a cabo el análisis que permite orientar las prioridades a incluir en el mismo dado el nivel de vulnerabilidad de los negocios al riesgo de lavado. Así, para cada tipo de transacción se analiza el riesgo de manera detallada, bajo la metodología de panel de expertos, conjuntamente con las personas que tienen a su cargo la realización de las operaciones. Estas matrices son actualizadas cada año, o cuando algún cambio en el producto, en el mercado o en el entorno mismo, amerite su actualización.

En particular, durante el primer semestre de 2007, la Corporación dió inicio a la implementación del SARLAFT (Sistema de Administración de riesgo de Lavado de Activos y Financiación de Terrorismo) de acuerdo con lo establecido en la Circular Externa 22 del 19 de abril de 2007 emitida por la Superintendencia Financiera de Colombia, en cuanto al control de los recursos de las campañas políticas. De acuerdo con el cronograma del proyecto aprobado por la Junta Directiva, las etapas y demás elementos del SARLAFT estarán implementados el 1 de enero de 2008.

La supervisión de los controles para prevenir estos riesgos es efectuada por la Junta Directiva y la Presidencia a través de los informes presentados por el Oficial de Cumplimiento. Así mismo la Contraloría y la Revisoría Fiscal ejercen sus evaluaciones con el fin de evaluar si los controles internos establecidos son eficaces para prevenir el riesgo.

Proyecto
Distribución Utilidades

Corficolombiana

Corporación Financiera Colombiana S.a.
Proyecto de Distribución de Utilidades
Enero - junio de 2007

Utilidad antes de impuestos		$110,303,095,862.08
Menos: provisión de impuestos		5,040,000,000.00
Utilidad del ejercicio después de impuestos (1)		105,263,095,862.08
Liberar reserva futuros repartos (No Gravable) (2)		31,494,307,190.39
Liberar reserva valoración de inversiones (Gravable)		158,082,846,462.15
Utilidad a disposición de la Asamblea		$294,840,249,514.62
Reserva sobre valoración de inversiones Dec 2336/95	$-	
Reserva para futuros repartos	$182,810,660,193.42	
Dividendo en efectivo de $667.4 por acción sobre las 154,884,915, acciones ordinarias y las 10,496,823 acciones con dividendo preferencial y sin derecho a voto, sucritas y pagadas a junio 30 de 2007. Este dividendo se cancelará en seis cuotas mensuales de $112.9 cada una, pagaderas dentro de los cinco primeros días de cada mes a partir del 1° de octubre de 2007 (3).	$112,029,589,321.20	
Sumas iguales	$294,840,249,514.62	$294,840,249,514.62

(1) Del total de la utilidad del primer semestre de 2007 $87,307,939,219.9 no son gravados.

(2) Esta reserva se emplearía junto con la utilidad no gravada para la distribución de dividendos.

(3) La totalidad de los dividendos a repartir no son gravables.

Indicadores Financieros

ANÁLISIS DE INDICADORES FINANCIEROS

1. Indicadores de Calidad del Activo

Teniendo en cuenta que la Corporación cedió su cartera a partir de junio de 2006 los indicadores analizados en este conjunto están relacionados básicamente con los bienes recibidos en pago y vemos que presentan un buen comportamiento en la medida que siguen disminuyendo considerablemente y con la cobertura adecuada.

2. Indicador de Solvencia

El nivel exigido por la Superfinanciera establece como mínimo el Patrimonio Técnico de los intermediarios financieros debe corresponder al 9% del valor de los activos ponderados por su nivel de riesgo. En el caso de la Corporación cumple con los límites establecidos registrando a cierre del primer semestre del año 2007 un indicador de solvencia de 48.64%.

3. Indicadores de Rentabilidad y Eficiencia

Para el período enero-junio de 2007 la rentabilidad del activo fue de 7.17% y la rentabilidad del patrimonio fue de 14.43%, reflejando los buenos resultados de la Entidad.

El margen financiero bruto fue 3.94%.

En cuanto al indicador que relaciona los gastos administrativos frente a los activos promedio se ubica en 2.40% a junio de 2007.

4. Medidas de crecimiento anual

Durante el primer semestre de 2007 los depósitos presentaron una disminución del 13.42%, la Corporación mantuvo un nivel de liquidez que le permitió implementar estrategias de fondeo en busca de maximizar recursos y disminuir costos financieros.

El patrimonio disminuyó en 2.65%, afectado principalmente por la distribución de utilidades, las valorizaciones y la cuenta de ganancias no realizadas.

El rubro de inversiones presentó a junio de 2007 un incremento de 1.04%, impactado principalmente por el crecimiento de las inversiones de renta variable que fue de 3.54%, por su parte las inversiones de renta fija disminuyeron en 2.24%, el panorama incierto de tasas de interés no permitió a la Corporación aumentar su exposición.

La Corporación mantuvo su calificación AA+ para deuda a largo plazo y DP1+ para deuda a corto plazo.

Corporacion Financiera Colombiana S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

	Diciembre 2005	Junio 2006	Diciembre 2006	Junio 2007
Balance				
Total Activos	4,973,066	3,263,539	3,241,965	3,112,424
Total Cartera Neta	1,755,892	47,436	38,081	89
Total Inversiones	2,659,113	2,469,255	2,391,671	2,116,534
Total Provisiones de Cartera	134,644	9,352	9,307	2
Total Depósitos	2,084,476	938,558	1,002,003	367,503
Total Patrimonio	1,519,318	1,481,822	1,552,251	1,511,049
Promedios Corrido Año				
Activos	4,494,218	4,677,262	3,996,921	2,988,379
Cartera Bruta	1,921,287	1,606,781	890,139	39,669
Patrimonio	1,088,192	1,518,670	1,509,022	1,509,551
Estado de Resultados				
Ingresos Intereses	216,304	80,238	89,043	45,032
Gastos Intereses	251,644	100,346	154,005	51,729
Margen Neto de Intereses	**(35,340)**	**(20,108)**	**(64,962)**	**(6,697)**
Ingresos Netos diferentes a Intereses	**321,225**	**164,096**	**829,207**	**124,449**
Valoración Inversiones	147,664	(9,224)	47,042	(14,127)
Utilidad o Pérdida venta, Dividendos Inversiones	144,122	69,706	679,171	99,103
Servicios Financieros	22,386	8,801	29,559	5,258
Utilidad o Pérdida venta, Cartera	(13,797)	11,334	11,334	-
Divisas neto	(4,501)	12,370	(9,115)	(15,247)
Derivados Neto	25,350	71,109	71,217	59,462
Otros	-	-	-	-
Margen Financiero Bruto	**285,885**	**143,988**	**764,245**	**117,752**
Gastos administrativos	(83,861)	(51,646)	(83,370)	(35,639)
Margen operacional antes de provisiones y depósitos y amortización	**202,024**	**92,342**	**680,874**	**82,113**
Provisiones netas	22,686	32,433	13,618	7,091
Margen Operacional antes de depósitos y amortización	**224,710**	**124,775**	**694,492**	**49,204**
Depreciaciones y Amortizaciones	(4,572)	(2,561)	(8,415)	(3,209)
Otros Ingresos y Egresos No Operacionales	12,379	4,851	11,812	14,308
Impuesto de Renta	(9,435)	(12,519)	(25,065)	(5,040)
Utilidad o Pérdida Neta	**223,083**	**114,547**	**672,825**	**105,263**
Indicadores Calidad de Activos				
Cartera Bruta	1,890,536	56,788	47,388	91
Cartera Improductiva (CDE)	184,733	-	-	-
Cartera Vencida	26,265	-	-	-
Total Bienes recibidos en pago Brutos	102,072	82,204	54,126	36,479
Total Provisiones de Bienes recibidos en pago	(76,815)	(63,229)	(42,538)	(29,027)
Total Activos productivos x calificación	4,491,468	2,943,042	2,833,470	2,675,234
Total Pasivo con costo	3,359,256	1,647,979	1,558,593	1,512,823
Total Activos Improductivos x calificación	331,378	98,385	169,930	19,968
Cartera Bruta / Activo	38.02%	1.74%	1.46%	0.00%
Cartera vigente / Cartera Bruta	98.61%	100.00%	100.00%	100.00%
Cartera vencida / Cartera Bruta	1.39%	0.00%	0.00%	0.00%
Cartera Calificada CDE / Cartera Bruta	9.77%	0.00%	0.00%	0.00%
Provisiones / Cartera bruta	7.12%	16.47%	19.64%	2.00%
Provisiones / Cartera vencida	512.63%	0.00%	0.00%	0.00%
Provisiones CDE / Cartera calificada CDE	55.51%	0.00%	0.00%	0.00%
Activos Productivos por calif./ Pasivo con costo	133.70%	178.58%	181.80%	176.84%
Activos Improductivos x Cal / Activo	6.66%	3.01%	5.24%	2.89%
Activos Improductivos x Cal / Patrimonio	21.81%	6.64%	10.95%	5.95%
BRP Neto de provisión / Total Activo	0.51%	0.58%	0.36%	0.24%

Continúa ⟶

Corporacion Financiera Colombiana S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

	Diciembre 2005	Junio 2006	Diciembre 2006	Junio 2007
Indicadores de Solvencia				
Patrimonio/Activos	30.55%	45.41%	47.88%	48.55%
Solvencia con VaR	17.36%	28.40%	24.32%	48.64%
Indicadores de Liquidez				
Cartera Neta/Activos	35.31%	1.45%	1.17%	0.00%
Cartera Neta/Depósitos	84.24%	5.05%	3.80%	0.01%
Rentabilidad y Eficiencia				
Quebranto Patrimonial (Patrimonio/Capital Social + Capital Garantía)	1.038	1.013	1.008	914
ROA anualizado (Utilidad/Activo Promedio corrido año)	4.96%	4.96%	16.83%	7.17%
ROE anualizado (Utilidad/Patrimonio Promedio corrido año)	20.50%	15.65%	44.59%	14.43%
Activo Promedio/Ingreso Financiero	5.34	9.28	2.66	6.0
Activo / Patrimonio	3.27	2.20	2.09	2.06
Margen Financiero Bruto / Activo Promedio corrido año	6.36%	3.08%	19.12%	3.94%
Gastos Administrativos/ Margen Financiero Bruto	29.33%	35.87%	10.91%	30.27%
Gastos Administrativos/ Activo Promedio	1.87%	2.22%	2.09%	2.40%
Rendimiento promedio de las colocaciones	10.60%	9.38%	8.31%	66.45%
Gasto Interes/Activos Productivos Anualizado x calificación	5.60%	3.41%	5.44%	1.93%
Medidas de Crecimiento Anual				
Total Activos	113.26%	-34.38%	-0.66%	-4.00%
Total Cartera Neta	125.71%	-97.30%	-19.72%	-99.77%
Total Inversiones	128.81%	-7.14%	-3.14%	1.04%
Total Provisiones de Cartera	45.72%	-93.05%	-0.48%	-99.98%
Total Depósitos	118.66%	-54.97%	6.76%	-13.42%
Total Patrimonio	212.58%	-2.47%	4.75%	-2.65%
Calificacion de L.P.	AA+	AA+	AA+	AA+
Calificacion de C.P.	DP1+	DP1+	DP1+	DP1+

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